General Counsel
Brett Johnson


QANTAS


03022922

11 June 2003

Exemption Number 82-4130


SUPPL
PROCESSED
JUN 3 0 2003
THOMSON
FINANCIAL
SEC MAIL
RECEIVED
PROCESSING
JUN 1 6 2003
WASH. D.C.
188
SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.,
WASHINGTON DC 20549

Attention: Office of International Corporate Finance
Division of Corporation Finance

**Re: Qantas Airways Limited (File No. 82-4130)
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934**

Dear Sir/Madam

I am submitting the following information as part of Qantas Airways Limited's continuing reporting obligation pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

To the Australian Stock Exchange:

Document	Date	Subject
Announcement	8/10/2001	Notice of Change in Director's Interests – Peter Gregg
Media Release	10/10/2001	Qantas Rejects Claims by Dr Jim Farmer
Announcement	10/10/2001	Notice of Change in Director's Interests – Margaret Jackson
Announcement	10/10/2001	Notice of Change in Director's Interests – Trevor Eastwood
Announcement	11/10/2001	Notice of Change in Director's Interests – Mike Codd
Media Release	18/10/2001	Qantas to Purchase 17 New Aircraft and Revamp Domestic Operations
Media Release	18/10/2001	Qantas Announces $300 Million Equity Raising
Announcement	18/10/2001	Chairman's Address for the 2001 Annual General Meeting to be held at 2:00pm today in Melbourne
Announcement	18/10/2001	Qantas Airways Investor Briefing
Media Release	19/10/2001	Qantas Announces Successful Completion of $450 Million Equity Placement
Announcement	19/10/2001	Trading in Qantas Shares
Announcement	22/10/2001	Appendix 3B New Issue Announcement – Application for Quotation of Additional Securities and Agreement
Media Release	22/10/2001	Qantas Proposes Wage Pause and Incentive Scheme
Announcement	26/10/2001	Results of Resolutions and Proxy Information – 2001 Annual General Meeting
Media Release	29/10/2001	Qantas buys Boeing 737-800s
Announcement	1/11/2001	Notice of Change in Director's Interests – Geoff Dixon
Announcement	8/11/2001	Resignation of Assistant Company Secretary
Announcement	13/11/2001	Share Purchase Plan (SPP) – Documentation Sent to Shareholders
Media Release	14/11/2001	Proposed Changes to Trade Practices Act Would Severely Handicap Qantas
Media Release	15/11/2001	Qantas to Reduce Staff by 1500 to 2000
Announcement	15/11/2001	Update on the Level of Foreign Relevant Interest in Qantas Shares
Announcement	15/11/2001	Level of Foreign Ownership
Media Release	20/11/2001	Impulse Airlines Sold to Qantas
Announcement	20/11/2001	Update on the Level of Foreign Relevant Interest in Qantas Shares

Document	Date	Subject
Media Release	22/11/2001	Qantas Offers Union Talks on Wages Freeze
Media Release	23/11/2001	British Airways Directors Reduced to Two
Announcement	28/11/2001	Preliminary Monthly Traffic and Capacity Statistics – August and September 2001
Media Release	30/11/2001	Additional Aircraft to Boost Qantas Regional Services
Announcement	4/12/2001	Share Purchase Plan – Issue of Shares
Announcement	6/12/2001	New Issue Announcement – Long Term Executive Incentive Plan
Announcement	7/12/2001	Appendix 3B, New Issue Announcement, Application for Quotation of Additional Securities and Agreement
Media Release	10/12/2001	Qantas to Increase Canberra Jet Services
Announcement	10/12/2001	Appendix 3B, New Issue Announcement, Application for Quotation of Additional Securities and Agreement
Media Release	11/12/2001	Australian Airlines Takes Off
Announcement	11/12/2001	Notice in Change of Director's Interests- Geoff Dixon
Announcement	12/12/2001	Media Speculation
Media Release	13/12/2001	Qantas Returns to New York Following Schedule Adjustments
Media Release	17/12/2001	No Disruption to Qantas Christmas Flights
Media Release	18/12/2001	Qantas Offer to AMWU and AWU Remains Open
Announcement	18/12/2001	Notice of Change in Director's Interests – Peter Gregg
Announcement	19/12/2001	Notice of Change in Director's Interests – Trevor Eastwood
Announcement	19/12/2001	Preliminary Monthly Traffic and Capacity Statistics – October 2001
Announcement	19/12/2001	Notice of Change in Director's Interests – Trevor Kennedy
Media Release	20/12/2001	Key Maintenance Workers Endorse Qantas Proposal
Announcement	2/01/2002	Notice of Change in Director's Interests – Michael Codd
Announcement	2/01/2002	Notice of Change in Director's Interests – John Schubert
Announcement	2/01/2002	Appendix 3X – Initial Director's Interest Notice – Margaret Jackson
Announcement	2/01/2002	Appendix 3X – Initial Director's Interest Notice – Geoff Dixon
Announcement	2/01/2002	Appendix 3X – Initial Director's Interest Notice – Peter Gregg
Announcement	2/01/2002	Appendix 3X – Initial Director's Interest Notice – Mike Codd
Announcement	2/01/2002	Appendix 3X – Initial Director's Interest Notice – Trevor Eastwood
Announcement	2/01/2002	Appendix 3X – Initial Director's Interest Notice – Jim Kennedy
Announcement	2/01/2002	Appendix 3X – Initial Director's Interest Notice – Trevor Kennedy
Announcement	2/01/2002	Appendix 3X – Initial Director's Interest Notice – John Schubert
Media Release	10/01/2002	Qantas Reaches Landmark Agreement With AMWU and AWU
Announcement	16/01/2002	Qantas Maintenance Employees Reject Wage Offer
Media Release	21/01/2002	Qantas Statement on Staff Reductions
Media Release	22/01/2002	Qantas to Renew Union Negotiations
Announcement	30/01/2002	Preliminary Monthly Traffic and Capacity Statistics – November 2001
Announcement	31/01/2002	Change to Qantas Share Registry
Media Release	4/02/2002	Qantas Welcomes Federal Court Adjournment
Media Release	6/02/2002	Qantas Withdraws Services to India
Media Release	21/02/2002	Qantas Results for the Half-Year Ended 31 December 2001 Highlights
Media Release	21/02/2002	Qantas Reports Half-Year Profit of $153.5 Million
Announcement	21/02/2002	Qantas Airways 2001/02 Interim Results Presentation
Announcement	25/02/2002	Qantas Airways 2001/02 Interim Results Presentation
Announcement	21/03/2002	Dividend Reinvestment Plan – Issue Price
Media Release	26/03/2002	Qantas Joins Oneworld Partner Lan Chile for South American Services
Announcement	27/03/2002	Preliminary Monthly Traffic and Capacity Statistics – January 2002
Media Release	2/04/2002	Qantas Announces Australian Airlines Start Date
Media Release	3/04/2002	Qantas Adds Six Boeing 717s and Introduces New Queensland Services
Announcement	10/04/2002	Appendix 3B, New Issue Announcement, Application for Quotation of Additional Securities and Agreement
Announcement	11/04/2002	Appendix 3Y, Change of Director's Interest Notice – Geoff Dixon

Document	Date	Subject
Announcement	11/04/2002	Appendix 3Y, Change of Director's Interest Notice – Margaret Jackson
Announcement	11/04/2002	Appendix 3Y, Change of Director's Interest Notice – Peter Gregg
Announcement	11/04/2002	Appendix 3Y, Change of Director's Interest Notice – Michael Codd
Announcement	11/04/2002	Appendix 3Y, Change of Director's Interest Notice – Trevor Eastwood
Announcement	24/04/2002	Preliminary Monthly Traffic and Capacity Statistics – February 2002
Media Release	6/05/2002	Qantas Corrects Newspaper Statements
Media Release	7/05/2002	Qantas Rejects ACCC Action
Media Release	8/05/2002	Qantas Reaches Agreement with AMWU and AWU
Media Release	13/05/2002	Qantas Simplifies Airfare Advertising
Media Release	20/05/2002	Qantas Puts Beds in Business Class
Media Release	21/05/2002	Qantas to Expand Maintenance Operations at Brisbane Airport
Announcement	21/05/2002	Preliminary Monthly Traffic and Capacity Statistics – March 2002
Media Release	30/05/2002	Qantas Statement
Media Release	21/06/2002	E-Business Initiative on Q
Media Release	24/06/2002	Statement by Qantas Airways Limited
Announcement	8/07/2002	Preliminary Monthly Traffic and Capacity Statistics – April 2002
Announcement	25/07/2002	Preliminary Monthly Traffic and Capacity Statistics – May 2002
Media Release	31/07/2002	Qantas Advice for Travel on Friday, 2 August
Media Release	6/08/2002	Qantas Statement on Qantas Sale Act
Media Release	13/08/2002	Qantas Disappointed at Qantas Sale Act Decision
Media Release	19/08/2002	Qantas Advice for Travel on Monday, 19 August
Media Release	21/08/2002	Qantas Results for the Year Ended 30 June 2002 Highlights
Media Release	21/08/2002	Qantas Capital Raising
Announcement	21/08/2002	Listing Rule 3.1 – Preliminary International Offering Memorandum Dated 21 August 2002
Announcement	21/08/2002	Listing Rule 3.1 – Qantas Airways Limited Prospectus – DRAFT
Announcement	21/08/2002	Institutional Offering Memorandum
Announcement	21/08/2002	Presentation to Investors – Entitlement Offer and 2001/02 Final Results
Announcement	21/08/2002	Notice Regarding Trading Halt
Media Release	21/08/2002	Qantas and ANZ to Introduce New Corporate VISA Card
Media Release	23/08/2002	Qantas Announces Successful Completion of Institutional Component of Capital Raising
Announcement	23/08/2002	Non-Renounceable Entitlement Offer – Retail Prospectus
Media Release	23/08/2002	Qantas and Sydney Airport Reach Agreement on Use of Former Ansett Terminal
Announcement	26/08/2002	Appendix 3B – New Issue Announcement, Application for Quotation of Additional Securities and Agreement
Announcement	27/08/2002	Non-Renounceable Pro-rata Entitlement Offer of Qantas Shares (Entitlement Offer) – Documentation Sent to Qualifying Shareholders
Media Release	3/09/2002	Paul Anderson Joins Qantas Board
Announcement	3/09/2002	Appendix 3X – Initial Director's Interest Notice – Paul Anderson
Announcement	13/09/2002	2002 Notice of Annual General Meeting
Media Release	16/09/2002	Qantas Expands into Sydney Airport Terminal 2
Announcement	20/09/2002	2002 Annual Report and Financial Report
Announcement	23/09/2002	Appendix 3B – New Issue Announcement – Qantas Profitshare Scheme
Announcement	30/09/2002	Appendix 3B – New Issue Announcement, Application for Quotation of Additional Securities and Agreement – Qantas Dividend Reinvestment Plan
Announcement	2/10/2002	Qantas Entitlement Offer
Announcement	2/10/2002	Appendix 3Y – Change of Director's Interest Notice – Trevor Eastwood
Announcement	2/10/2002	Appendix 3Y – Change of Director's Interest Notice – Michael Codd

Announcement	2/10/2002	Appendix 3Y – Change of Director's Interest Notice – Peter Gregg
Announcement	2/10/2002	Appendix 3Y – Change of Director's Interest Notice – Geoff Dixon
Announcement	2/10/2002	Appendix 3Y – Change of Director's Interest Notice – Margaret Jackson
Announcement	10/10/2002	Update on the Level of Foreign Relevant Interest in Qantas Shares
Media Release	11/10/2002	Qantas to Open New Maintenance Facility in Melbourne
Announcement	14/10/2002	Appendix 3Y – Change of Director's Interest Notice – John Schubert
Announcement	14/10/2002	Appendix 3Y – Change of Director's Interest Notice – Michael Codd
Announcement	15/10/2002	Preliminary Monthly Traffic and Capacity Statistics – July 2002
Media Release	17/10/2002	Qantas Cityflyer Heads to Perth
Announcement	17/10/2002	New Issue Announcement, Application for Quotation of Additional Securities and Agreement – Employee Bonus Shares
Announcement	17/10/2002	2002 Annual General Meeting – Chairman's and Chief Executive Officer's Address
Announcement	17/10/2002	Qantas Indonesia Capacity
Announcement	18/10/2002	Results of Resolutions and Proxy Information – 2002 Annual General Meeting
Announcement	22/10/2002	Qantas Schedule Changes
Announcement	23/10/2002	Appendix 3Y – Change of Director's Interest Notice – Geoff Dixon
Announcement	23/10/2002	Appendix 3Y – Change of Director's Interest Notice – Peter Gregg
Announcement	28/10/2002	Preliminary Monthly Traffic and Capacity Statistics – August 2002
Announcement	4/11/2002	Qantas Moves to Amadeus
Announcement	25/11/2002	Qantas Alliance with Air New Zealand
Announcement	25/11/2002	Investor Presentation – Qantas/Air New Zealand Strategic Alliance
Announcement	5/12/2002	Update on the Level of Foreign Relevant Interest in Qantas Shares
Announcement	5/12/2002	Preliminary Monthly Traffic and Capacity Statistics – September 2002
Announcement	17/12/2002	Appendix 3Y – Change of Director's Interest Notice – Peter Gregg
Media Release	18/12/2002	Qantas Welcomes Kiwi Shareholder Decision
Announcement	8/01/2003	Appendix 3Y – Change to Director's Interest Notice – Geoff Dixon
Announcement	10/01/2003	Preliminary Monthly Traffic and Capacity Statistics – October 2002
Announcement	6/02/2003	Preliminary Monthly Traffic and Capacity Statistics – November 2002
Media Release	20/02/2003	Qantas Results for Half Year 31 December 2002 Highlights
Announcement	20/02/2003	Qantas Airways Limited Controlled Entities Consolidated Financial Report – Half Year Ended 31 December 2002
Announcement	20/02/2003	2002/03 Interim Results Presentation to Investors – 20 February 2003
Media Release	24/02/2003	Qantas Flight to Operate During FAAA Industrial Action
Media Release	25/02/2003	Australian Airlines Announces Expansion
Media Release	28/03/2003	Qantas Statement on Bookings and Capacity
Announcement	1/04/2003	Update on Level of Foreign Relevant Interest in Qantas Shares
Announcement	2/04/2003	Preliminary Monthly Traffic & Capacity Statistics January 2003
Media Release	9/04/2003	Qantas to Reduce Staff
Announcement	9/04/2003	Appendix 3B New Issue Announcement Application for Quotation of Additional Securities and Agreements – DRP
Announcement	9/04/2003	Appendix 3Y Change of Director's Interest Notice – Margaret Jackson
Announcement	9/04/2003	Appendix 3Y Change of Director's Interest Notice – Geoff Dixon
Announcement	9/04/2003	Appendix 3Y Change of Director's Interest Notice – Peter Gregg
Announcement	9/04/2003	Appendix 3Y Change of Director's Interest Notice – Mike Codd
Announcement	9/04/2003	Appendix 3Y Change of Director's Interest Notice – Trevor Eastwood
Media Release	10/04/2003	Qantas Statement on ACCC and NZCC Draft Determinations
Media Release	14/04/2003	Qantas Announces More Flexible Domestic Fares
Media Release	29/04/2203	Qantas to Lodge Submission on Air New Zealand Alliance
Announcement	29/04/2003	Preliminary Monthly Traffic & Capacity Statistics February 2003

Media Release	2/05/2003	Qantas Announces Massive Global Sale
Media Release	3/05/2003	Qantas Statement on Probable Case of SARS
Media Release	4/05/2003	Qantas Update on Flight Attendant
Media Release	7/05/2003	Qantas Statement to Australian Stock Exchange
Announcement	8/05/2003	Market Update
Announcement	27/05/2003	Preliminary Monthly Traffic & Capacity Statistics March 2003
Announcement	28/05/2003	Update on level of Foreign Relevant Interest

To the Australian Securities and Investment Commission:

Form	1/11/2001	Form 207 – Increase in Share Capital for Qantas Airways Limited
Form	8/11/2001	Form 207 – Increase in Share Capital for Qantas Airways Limited
Form	8/11/2001	Form 304 – Resignation of Garie Elizabeth Hillier as Assistant Company Secretary of Qantas Airways Limited
Letter	13/11/2001	Qantas Profit Share Scheme – 2001 Grant – Documentation sent to Eligible Employees
Form	29/11/2001	Form 304 – Removal of Director Roderick Eddington and alternate John Rishton from the Board of Qantas Airways Limited
Form	19/12/2001	Forms 207 and 208 – Share Issues
Form	6/02/2002	Form 909 – Change in Office where the Qantas Share Register is kept
Form	1/03/2002	Form 304 – Change of Address for John Schubert
Form	10/04/2002	Form 207 – Allotment of Ordinary Shares under the Qantas Dividend Reinvestment Plan
Form	14/05/2002	Form 304 – Resignation of Director Felicity Mildon from Qantas Superannuation Limited
Form	21/08/2002	Form 104 – Qantas Airways Limited Original Prospectus
Form	21/08/2002	Form 764 – Qantas Airways Limited Priority Entitlement Prospectus
Form	5/09/2002	Form 304 – Appointment of Director Paul Anderson to the Qantas Board of Directors
Form	6/09/2002	Form 207 – Share Issue
Letter	4/10/2002	Qantas Profit Share Scheme – 2002 Grant – Documentation sent to Eligible Employees
Form	4/10/2002	Form 207 – Increase in share Capital for Qantas Airways Limited
Form	6/11/2002	Forms 207 and 208 – Increase in Share Capital for Qantas Airways Limited
Form	6/11/2002	Form 207 – Increase in Share Capital for Qantas Airways Limited
Letter	9/12/2002	Qantas Deferred Share Plan – 2002 Offer
Form	16/01/2003	Form 316 – Annual Return of a Company
Form	28/03/2003	Form 304 – Change of Address for John Schubert
Letter	9/04/2003	Qantas Deferred Share plan – Senior Manager Long Term Incentive Plan
Form	9/04/2003	Form 207 – Increase in Share Capital for Qantas Airways Limited
Letter	11/04/2003	Qantas Deferred Share Plan – 2003 Executive Performance Bonus Plan
Form	10/06/2003	Form 304 – Change of Address for Steve Heesh

Please acknowledge receipt of the forgoing by stamping the attached copy of this transmittal letter.

If you have any questions with regard to this information, please contact me on Telephone No: 61 2 9691 3456 or Fax No: 61 2 9691 3339.

Yours faithfully



Brett Johnson

General Counsel
Brett Johnson


QANTAS

11 June 2003 **Exemption Number 82-4130**

Securities and Exchange Commission
450 Fifth Street, N.W.,
WASHINGTON DC 20549

Attention: Office of International Corporate Finance
Division of Corporation Finance

Re: Qantas Airways Limited (File No. 82-4130)
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Dear Sir/Madam

I am submitting the following information as part of Qantas Airways Limited's continuing reporting obligation pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

To the Australian Stock Exchange:

Document	Date	Subject
Announcement	8/10/2001	Notice of Change in Director's Interests – Peter Gregg
Media Release	10/10/2001	Qantas Rejects Claims by Dr Jim Farmer
Announcement	10/10/2001	Notice of Change in Director's Interests – Margaret Jackson
Announcement	10/10/2001	Notice of Change in Director's Interests – Trevor Eastwood
Announcement	11/10/2001	Notice of Change in Director's Interests – Mike Codd
Media Release	18/10/2001	Qantas to Purchase 17 New Aircraft and Revamp Domestic Operations
Media Release	18/10/2001	Qantas Announces $300 Million Equity Raising
Announcement	18/10/2001	Chairman's Address for the 2001 Annual General Meeting to be held at 2:00pm today in Melbourne
Announcement	18/10/2001	Qantas Airways Investor Briefing
Media Release	19/10/2001	Qantas Announces Successful Completion of $450 Million Equity Placement
Announcement	19/10/2001	Trading in Qantas Shares
Announcement	22/10/2001	Appendix 3B New Issue Announcement – Application for Quotation of Additional Securities and Agreement
Media Release	22/10/2001	Qantas Proposes Wage Pause and Incentive Scheme
Announcement	26/10/2001	Results of Resolutions and Proxy Information – 2001 Annual General Meeting
Media Release	29/10/2001	Qantas buys Boeing 737-800s
Announcement	1/11/2001	Notice of Change in Director's Interests – Geoff Dixon
Announcement	8/11/2001	Resignation of Assistant Company Secretary
Announcement	13/11/2001	Share Purchase Plan (SPP) – Documentation Sent to Shareholders
Media Release	14/11/2001	Proposed Changes to Trade Practices Act Would Severely Handicap Qantas
Media Release	15/11/2001	Qantas to Reduce Staff by 1500 to 2000
Announcement	15/11/2001	Update on the Level of Foreign Relevant Interest in Qantas Shares
Announcement	15/11/2001	Level of Foreign Ownership
Media Release	20/11/2001	Impulse Airlines Sold to Qantas
Announcement	20/11/2001	Update on the Level of Foreign Relevant Interest in Qantas Shares

Document	Date	Subject
Media Release	22/11/2001	Qantas Offers Union Talks on Wages Freeze
Media Release	23/11/2001	British Airways Directors Reduced to Two
Announcement	28/11/2001	Preliminary Monthly Traffic and Capacity Statistics – August and September 2001
Media Release	30/11/2001	Additional Aircraft to Boost Qantas Regional Services
Announcement	4/12/2001	Share Purchase Plan – Issue of Shares
Announcement	6/12/2001	New Issue Announcement – Long Term Executive Incentive Plan
Announcement	7/12/2001	Appendix 3B, New Issue Announcement, Application for Quotation of Additional Securities and Agreement
Media Release	10/12/2001	Qantas to Increase Canberra Jet Services
Announcement	10/12/2001	Appendix 3B, New Issue Announcement, Application for Quotation of Additional Securities and Agreement
Media Release	11/12/2001	Australian Airlines Takes Off
Announcement	11/12/2001	Notice in Change of Director's Interests- Geoff Dixon
Announcement	12/12/2001	Media Speculation
Media Release	13/12/2001	Qantas Returns to New York Following Schedule Adjustments
Media Release	17/12/2001	No Disruption to Qantas Christmas Flights
Media Release	18/12/2001	Qantas Offer to AMWU and AWU Remains Open
Announcement	18/12/2001	Notice of Change in Director's Interests – Peter Gregg
Announcement	19/12/2001	Notice of Change in Director's Interests – Trevor Eastwood
Announcement	19/12/2001	Preliminary Monthly Traffic and Capacity Statistics – October 2001
Announcement	19/12/2001	Notice of Change in Director's Interests – Trevor Kennedy
Media Release	20/12/2001	Key Maintenance Workers Endorse Qantas Proposal
Announcement	2/01/2002	Notice of Change in Director's Interests – Michael Codd
Announcement	2/01/2002	Notice of Change in Director's Interests – John Schubert
Announcement	2/01/2002	Appendix 3X – Initial Director's Interest Notice – Margaret Jackson
Announcement	2/01/2002	Appendix 3X – Initial Director's Interest Notice – Geoff Dixon
Announcement	2/01/2002	Appendix 3X – Initial Director's Interest Notice – Peter Gregg
Announcement	2/01/2002	Appendix 3X – Initial Director's Interest Notice – Mike Codd
Announcement	2/01/2002	Appendix 3X – Initial Director's Interest Notice – Trevor Eastwood
Announcement	2/01/2002	Appendix 3X – Initial Director's Interest Notice – Jim Kennedy
Announcement	2/01/2002	Appendix 3X – Initial Director's Interest Notice – Trevor Kennedy
Announcement	2/01/2002	Appendix 3X – Initial Director's Interest Notice – John Schubert
Media Release	10/01/2002	Qantas Reaches Landmark Agreement With AMWU and AWU
Announcement	16/01/2002	Qantas Maintenance Employees Reject Wage Offer
Media Release	21/01/2002	Qantas Statement on Staff Reductions
Media Release	22/01/2002	Qantas to Renew Union Negotiations
Announcement	30/01/2002	Preliminary Monthly Traffic and Capacity Statistics – November 2001
Announcement	31/01/2002	Change to Qantas Share Registry
Media Release	4/02/2002	Qantas Welcomes Federal Court Adjournment
Media Release	6/02/2002	Qantas Withdraws Services to India
Media Release	21/02/2002	Qantas Results for the Half-Year Ended 31 December 2001 Highlights
Media Release	21/02/2002	Qantas Reports Half-Year Profit of $153.5 Million
Announcement	21/02/2002	Qantas Airways 2001/02 Interim Results Presentation
Announcement	25/02/2002	Qantas Airways 2001/02 Interim Results Presentation
Announcement	21/03/2002	Dividend Reinvestment Plan – Issue Price
Media Release	26/03/2002	Qantas Joins Oneworld Partner Lan Chile for South American Services
Announcement	27/03/2002	Preliminary Monthly Traffic and Capacity Statistics – January 2002
Media Release	2/04/2002	Qantas Announces Australian Airlines Start Date
Media Release	3/04/2002	Qantas Adds Six Boeing 717s and Introduces New Queensland Services
Announcement	10/04/2002	Appendix 3B, New Issue Announcement, Application for Quotation of Additional Securities and Agreement
Announcement	11/04/2002	Appendix 3Y, Change of Director's Interest Notice – Geoff Dixon

Document	Date	Subject
Announcement	11/04/2002	Appendix 3Y, Change of Director's Interest Notice – Margaret Jackson
Announcement	11/04/2002	Appendix 3Y, Change of Director's Interest Notice – Peter Gregg
Announcement	11/04/2002	Appendix 3Y, Change of Director's Interest Notice – Michael Codd
Announcement	11/04/2002	Appendix 3Y, Change of Director's Interest Notice – Trevor Eastwood
Announcement	24/04/2002	Preliminary Monthly Traffic and Capacity Statistics – February 2002
Media Release	6/05/2002	Qantas Corrects Newspaper Statements
Media Release	7/05/2002	Qantas Rejects ACCC Action
Media Release	8/05/2002	Qantas Reaches Agreement with AMWU and AWU
Media Release	13/05/2002	Qantas Simplifies Airfare Advertising
Media Release	20/05/2002	Qantas Puts Beds in Business Class
Media Release	21/05/2002	Qantas to Expand Maintenance Operations at Brisbane Airport
Announcement	21/05/2002	Preliminary Monthly Traffic and Capacity Statistics – March 2002
Media Release	30/05/2002	Qantas Statement
Media Release	21/06/2002	E-Business Initiative on Q
Media Release	24/06/2002	Statement by Qantas Airways Limited
Announcement	8/07/2002	Preliminary Monthly Traffic and Capacity Statistics – April 2002
Announcement	25/07/2002	Preliminary Monthly Traffic and Capacity Statistics – May 2002
Media Release	31/07/2002	Qantas Advice for Travel on Friday, 2 August
Media Release	6/08/2002	Qantas Statement on Qantas Sale Act
Media Release	13/08/2002	Qantas Disappointed at Qantas Sale Act Decision
Media Release	19/08/2002	Qantas Advice for Travel on Monday, 19 August
Media Release	21/08/2002	Qantas Results for the Year Ended 30 June 2002 Highlights
Media Release	21/08/2002	Qantas Capital Raising
Announcement	21/08/2002	Listing Rule 3.1 – Preliminary International Offering Memorandum Dated 21 August 2002
Announcement	21/08/2002	Listing Rule 3.1 – Qantas Airways Limited Prospectus – DRAFT
Announcement	21/08/2002	Institutional Offering Memorandum
Announcement	21/08/2002	Presentation to Investors – Entitlement Offer and 2001/02 Final Results
Announcement	21/08/2002	Notice Regarding Trading Halt
Media Release	21/08/2002	Qantas and ANZ to Introduce New Corporate VISA Card
Media Release	23/08/2002	Qantas Announces Successful Completion of Institutional Component of Capital Raising
Announcement	23/08/2002	Non-Renounceable Entitlement Offer – Retail Prospectus
Media Release	23/08/2002	Qantas and Sydney Airport Reach Agreement on Use of Former Ansett Terminal
Announcement	26/08/2002	Appendix 3B – New Issue Announcement, Application for Quotation of Additional Securities and Agreement
Announcement	27/08/2002	Non-Renounceable Pro-rata Entitlement Offer of Qantas Shares (Entitlement Offer) – Documentation Sent to Qualifying Shareholders
Media Release	3/09/2002	Paul Anderson Joins Qantas Board
Announcement	3/09/2002	Appendix 3X – Initial Director's Interest Notice – Paul Anderson
Announcement	13/09/2002	2002 Notice of Annual General Meeting
Media Release	16/09/2002	Qantas Expands into Sydney Airport Terminal 2
Announcement	20/09/2002	2002 Annual Report and Financial Report
Announcement	23/09/2002	Appendix 3B – New Issue Announcement – Qantas Profitshare Scheme
Announcement	30/09/2002	Appendix 3B – New Issue Announcement, Application for Quotation of Additional Securities and Agreement – Qantas Dividend Reinvestment Plan
Announcement	2/10/2002	Qantas Entitlement Offer
Announcement	2/10/2002	Appendix 3Y – Change of Director's Interest Notice – Trevor Eastwood
Announcement	2/10/2002	Appendix 3Y – Change of Director's Interest Notice – Michael Codd

Announcement	2/10/2002	Appendix 3Y – Change of Director's Interest Notice – Peter Gregg
Announcement	2/10/2002	Appendix 3Y – Change of Director's Interest Notice – Geoff Dixon
Announcement	2/10/2002	Appendix 3Y – Change of Director's Interest Notice – Margaret Jackson
Announcement	10/10/2002	Update on the Level of Foreign Relevant Interest in Qantas Shares
Media Release	11/10/2002	Qantas to Open New Maintenance Facility in Melbourne
Announcement	14/10/2002	Appendix 3Y – Change of Director's Interest Notice – John Schubert
Announcement	14/10/2002	Appendix 3Y – Change of Director's Interest Notice – Michael Codd
Announcement	15/10/2002	Preliminary Monthly Traffic and Capacity Statistics – July 2002
Media Release	17/10/2002	Qantas Cityflyer Heads to Perth
Announcement	17/10/2002	New Issue Announcement, Application for Quotation of Additional Securities and Agreement – Employee Bonus Shares
Announcement	17/10/2002	2002 Annual General Meeting – Chairman's and Chief Executive Officer's Address
Announcement	17/10/2002	Qantas Indonesia Capacity
Announcement	18/10/2002	Results of Resolutions and Proxy Information – 2002 Annual General Meeting
Announcement	22/10/2002	Qantas Schedule Changes
Announcement	23/10/2002	Appendix 3Y – Change of Director's Interest Notice – Geoff Dixon
Announcement	23/10/2002	Appendix 3Y – Change of Director's Interest Notice – Peter Gregg
Announcement	28/10/2002	Preliminary Monthly Traffic and Capacity Statistics – August 2002
Announcement	4/11/2002	Qantas Moves to Amadeus
Announcement	25/11/2002	Qantas Alliance with Air New Zealand
Announcement	25/11/2002	Investor Presentation – Qantas/Air New Zealand Strategic Alliance
Announcement	5/12/2002	Update on the Level of Foreign Relevant Interest in Qantas Shares
Announcement	5/12/2002	Preliminary Monthly Traffic and Capacity Statistics – September 2002
Announcement	17/12/2002	Appendix 3Y – Change of Director's Interest Notice – Peter Gregg
Media Release	18/12/2002	Qantas Welcomes Kiwi Shareholder Decision
Announcement	8/01/2003	Appendix 3Y – Change to Director's Interest Notice – Geoff Dixon
Announcement	10/01/2003	Preliminary Monthly Traffic and Capacity Statistics – October 2002
Announcement	6/02/2003	Preliminary Monthly Traffic and Capacity Statistics – November 2002
Media Release	20/02/2003	Qantas Results for Half Year 31 December 2002 Highlights
Announcement	20/02/2003	Qantas Airways Limited Controlled Entities Consolidated Financial Report – Half Year Ended 31 December 2002
Announcement	20/02/2003	2002/03 Interim Results Presentation to Investors – 20 February 2003
Media Release	24/02/2003	Qantas Flight to Operate During FAAA Industrial Action
Media Release	25/02/2003	Australian Airlines Announces Expansion
Media Release	28/03/2003	Qantas Statement on Bookings and Capacity
Announcement	1/04/2003	Update on Level of Foreign Relevant Interest in Qantas Shares
Announcement	2/04/2003	Preliminary Monthly Traffic & Capacity Statistics January 2003
Media Release	9/04/2003	Qantas to Reduce Staff
Announcement	9/04/2003	Appendix 3B New Issue Announcement Application for Quotation of Additional Securities and Agreements – DRP
Announcement	9/04/2003	Appendix 3Y Change of Director's Interest Notice – Margaret Jackson
Announcement	9/04/2003	Appendix 3Y Change of Director's Interest Notice – Geoff Dixon
Announcement	9/04/2003	Appendix 3Y Change of Director's Interest Notice – Peter Gregg
Announcement	9/04/2003	Appendix 3Y Change of Director's Interest Notice – Mike Codd
Announcement	9/04/2003	Appendix 3Y Change of Director's Interest Notice – Trevor Eastwood
Media Release	10/04/2003	Qantas Statement on ACCC and NZCC Draft Determinations
Media Release	14/04/2003	Qantas Announces More Flexible Domestic Fares
Media Release	29/04/2203	Qantas to Lodge Submission on Air New Zealand Alliance
Announcement	29/04/2003	Preliminary Monthly Traffic & Capacity Statistics February 2003

Media Release	2/05/2003	Qantas Announces Massive Global Sale
Media Release	3/05/2003	Qantas Statement on Probable Case of SARS
Media Release	4/05/2003	Qantas Update on Flight Attendant
Media Release	7/05/2003	Qantas Statement to Australian Stock Exchange
Announcement	8/05/2003	Market Update
Announcement	27/05/2003	Preliminary Monthly Traffic & Capacity Statistics March 2003
Announcement	28/05/2003	Update on level of Foreign Relevant Interest

To the Australian Securities and Investment Commission:

Form	1/11/2001	Form 207 – Increase in Share Capital for Qantas Airways Limited
Form	8/11/2001	Form 207 – Increase in Share Capital for Qantas Airways Limited
Form	8/11/2001	Form 304 – Resignation of Garie Elizabeth Hillier as Assistant Company Secretary of Qantas Airways Limited
Letter	13/11/2001	Qantas Profit Share Scheme – 2001 Grant – Documentation sent to Eligible Employees
Form	29/11/2001	Form 304 – Removal of Director Roderick Eddington and alternate John Rishton from the Board of Qantas Airways Limited
Form	19/12/2001	Forms 207 and 208 – Share Issues
Form	6/02/2002	Form 909 – Change in Office where the Qantas Share Register is kept
Form	1/03/2002	Form 304 – Change of Address for John Schubert
Form	10/04/2002	Form 207 – Allotment of Ordinary Shares under the Qantas Dividend Reinvestment Plan
Form	14/05/2002	Form 304 – Resignation of Director Felicity Mildon from Qantas Superannuation Limited
Form	21/08/2002	Form 104 – Qantas Airways Limited Original Prospectus
Form	21/08/2002	Form 764 – Qantas Airways Limited Priority Entitlement Prospectus
Form	5/09/2002	Form 304 – Appointment of Director Paul Anderson to the Qantas Board of Directors
Form	6/09/2002	Form 207 – Share Issue
Letter	4/10/2002	Qantas Profit Share Scheme – 2002 Grant – Documentation sent to Eligible Employees
Form	4/10/2002	Form 207 – Increase in share Capital for Qantas Airways Limited
Form	6/11/2002	Forms 207 and 208 – Increase in Share Capital for Qantas Airways Limited
Form	6/11/2002	Form 207 – Increase in Share Capital for Qantas Airways Limited
Letter	9/12/2002	Qantas Deferred Share Plan – 2002 Offer
Form	16/01/2003	Form 316 – Annual Return of a Company
Form	28/03/2003	Form 304 – Change of Address for John Schubert
Letter	9/04/2003	Qantas Deferred Share plan – Senior Manager Long Term Incentive Plan
Form	9/04/2003	Form 207 – Increase in Share Capital for Qantas Airways Limited
Letter	11/04/2003	Qantas Deferred Share Plan – 2003 Executive Performance Bonus Plan
Form	10/06/2003	Form 304 – Change of Address for Steve Heesh

Please acknowledge receipt of the forgoing by stamping the attached copy of this transmittal letter.

If you have any questions with regard to this information, please contact me on Telephone No: 61 2 9691 3456 or Fax No: 61 2 9691 3339.

Yours faithfully

pp [signature]

Brett Johnson

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QANTAS AIRWAYS LIMITED**
ABN	**16 009 661 901**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Margaret Anne Jackson**
Date of appointment	1 July 1992

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
16,135 Ordinary Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Graemar Nominees Pty Limited (MA Jackson Super Fund A/C)	98,986 Ordinary Shares

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	QANTAS AIRWAYS LIMITED
ABN	16 009 661 901

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Geoffrey James Dixon
Date of appointment	1 August 2000

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
14,111 Ordinary Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
N/A	

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	Qantas Long-Term Executive Incentive Plan (Plan)
Nature of interest	Subject to the Terms & Conditions and Rules of the Plan, the Director may be entitled to be issued shares under the Plan
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	545,000 Entitlements (which have not vested) under the Plan awarded on 17 November 1999 with an exercise price of $4.99 1,500,000 Entitlements (which have not vested) under the Plan awarded on 24 November 2000 with an exercise price of $3.44

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QANTAS AIRWAYS LIMITED**
ABN	**16 009 661 901**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Peter Allan Gregg**
Date of appointment	13 September 2000

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
4,087 Ordinary Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
N/A	

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	Qantas Long-Term Executive Incentive Plan (Plan)
Nature of interest	Subject to the Terms & Conditions and Rules of the Plan, the Director may be entitled to be issued shares under the Plan
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	88,000 Entitlements (which have not vested) under the Plan awarded on 17 November 1999 with an exercise price of $4.99 750,000 Entitlements (which have not vested) under the Plan awarded on 24 November 2000 with an exercise price of $3.44

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	QANTAS AIRWAYS LIMITED
ABN	16 009 661 901

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael Henry Codd
Date of appointment	16 January 1992

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
9,204 Ordinary Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
N/A	

+ See chapter 19 for defined terms.

Part 3 – *Director's interests in contracts*

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
No. *and class of* securities *to* which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	QANTAS AIRWAYS LIMITED
ABN	16 009 661 901

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Trevor Raymond Eastwood
Date of appointment	18 October 1995

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
N/A

Part 2 – Director's relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Merriment Nominees Pty Limited (Eastwood Family Account)	11,638 Ordinary Shares

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QANTAS AIRWAYS LIMITED**
ABN	**16 009 661 901**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**James Joseph Kennedy**
Date of appointment	18 October 1995

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
1,975 Ordinary Shares (Kennedy Investment Fund A/C)

Part 2 – Director's relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
N/A	

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	QANTAS AIRWAYS LIMITED
ABN	16 009 661 901

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Trevor John Kennedy
Date of appointment	14 April 1994

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
50,975 Ordinary Shares (Trevor J. & Christina L. Kennedy ATF Golden Eggs Super Fund)

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Golden Words Pty Limited	71,775 Ordinary Shares

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	
Name of registered holder **(*if issued securities*)**	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QANTAS AIRWAYS LIMITED**
ABN	**16 009 661 901**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**John Michael Schubert**
Date of appointment	23 October 2000

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
30,975 Ordinary Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. **N/A**	**Number & class of Securities**

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.


QANTAS

Media Release

QANTAS REACHES LANDMARK AGREEMENT WITH AMWU AND AWU

SYDNEY, 10 January 2002: Qantas Airways said today it had reached a landmark agreement with the AMWU and AWU providing a 12 month wage pause until 30 June 2002 and future wage increases dependent on demonstrated productivity improvements.

The increases which will be paid if productivity targets are met are:

- 2 per cent from 1 July 2002 until 31 December 2002;
- 2 per cent from 1 January 2003 until 30 June 2003; and
- 2 per cent from 1 July 2003 until 31 December 2003.

Qantas Executive General Manager Aircraft Operations David Forsyth said 12 Qantas Unions, including the AMWU and AWU, had now agreed to a wage pause of at least 12 months.

"Qantas has asked its workforce to accept the wage pause because of the extraordinary state of the global and domestic aviation industries.

"All staff, including members of the AMWU and AWU, have also been guaranteed a 3 per cent incentive bonus for the 2002 financial year if the company matches last year's profit result.

Issued by Qantas Public Affairs (Q2585)
Media Enquiries: Des Sullivan - Telephone (02) 9691 3742

General Counsel
Brett Johnson


QANTAS

16 January 2002

Companies Announcement Office
Australian Stock Exchange
20 Bridge Street
Sydney NSW 2000
Facsimile: 1300 300 021

Dear Sir

Qantas Maintenance Employees Reject Wage Offer

Qantas maintenance employees in Melbourne and Sydney have voted against a wage agreement reached last week between Qantas and the employees' unions.

Qantas is currently considering its response to the employees' decision but does not expect any disruption to scheduled services.

Yours faithfully

Brett Johnson
General Counsel

Qantas Airways Limited
ABN 16 009 661 901
203 Coward Street Mascot New South Wales 2020 Australia


QANTAS

Media Release

QANTAS STATEMENT ON STAFF REDUCTIONS

SYDNEY, 21 January 2002: Qantas Airways said today that it announced on 15 November 2001 that the airline would reduce staff positions by between 1,500 and 2,000 due to the sharp and continuing deterioration in the international aviation market.

The November statement said the reduction would be achieved through redundancies, attrition and by not filling budgeted vacancies and that Qantas had also introduced a range of initiatives including:

- taking of annual and long service leave;
- job sharing by interested staff; and
- leave without pay.

Qantas Chief Executive Officer Geoff Dixon said today the reduction in positions announced in November last year had been achieved, with about 600 people taking redundancy.

"We said at the time that every effort would be made to keep compulsory redundancies to a minimum and I am pleased that we have achieved this aim," Mr Dixon said.

"The bulk of reductions will be achieved through attrition, not filling budgeted vacancies, job sharing, staff taking long service leave and leave without pay.

"We hope that there will be a net increase in jobs in the future," Mr Dixon said. "However this will depend on the speed of the recovery in the international aviation market over the next 18 months and the level of discounting in the domestic market with the large capacity increases expected over the next six months.

"The aviation industry remains volatile, both internationally and domestically, and Qantas will ensure that it remains competitive against both current and new competitors by continuing to make sound economic and operational decisions."

Issued by Qantas Public Affairs (Q2589)
Media Enquiries: Des Sullivan - Telephone 02 9691 3742


QANTAS

Media Release

QANTAS TO RENEW UNION NEGOTIATIONS

SYDNEY, 22 January 2002: Qantas announced today that EBA negotiations with the Transport Workers Union would recommence shortly following the narrow defeat in a union ballot of a national delegates committee recommendation to accept the Qantas wage pause proposal.

The vote followed closely the overwhelming endorsement by Qantas members of the Australian Services Union for an agreement that covers 9000 Qantas staff. The results of the ASU vote were declared late last week.

In addition to the in-principle agreements for a wage pause with 10 Qantas unions, successful staff ballots have now concluded with the ASU, the Flight Attendants Association of Australia (short haul division), the Australian Liquor and Hospitality Miscellaneous Workers Union (ALHMWU), the Communications, Electrical, Electronic, Plumbing and Allied Services Union (CEPU), the Community and Public Sector Union (CPSU) and the Australian Licensed Aircraft Engineers Association (ALAEA).

Three Qantas agreements with engineering unions – CEPU, CPSU, ALHMWU - were certified by the Australian Industrial Relations Commission yesterday. The AIRC rejected an attempt by the AMWU to stall certification of these agreements.

Executive General Manager Human Resources Kevin Brown said Qantas was extremely pleased that by a majority of 4 to 1, the 9,000 staff covered by an EBA with the ASU had endorsed both the wages pause and improvements to Qantas conditions, including improved access to staff travel and paid maternity leave.

"This vote confirms that most Qantas staff and unions appreciate the range of issues affecting Qantas and bodes well for us moving forward to meet the challenges which 2002 will bring," he said.

"By comparison with the ASU agreement, the TWU vote is a disappointment. The proposed agreement was negotiated with full involvement of delegates from around Australia, was supported by a majority of the TWU national delegates committee and was actively pursued by the union leadership. However, although the proposal was strongly supported by TWU members in airports, it was defeated overall by a negative vote in the catering centres."

Mr Brown said the TWU vote demonstrated the challenge both Qantas and some unions still faced in coming to terms with the dramatic changes occurring in the aviation industry around the world.

"Qantas remains hopeful of concluding an agreement with the TWU which incorporates our key objectives of a 12 month wage pause, along with staff access to a generous incentive scheme if profit targets for this financial year are met. We do not expect the outcome of the TWU vote will impact on our operations," he said.

Issued by Qantas Public Affairs (Q2591)
Media Enquiries: Des Sullivan - Telephone (02) 9691 3742

General Counsel
Brett Johnson


QANTAS

30 January 2002

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000
Facsimile: 1300 300 021

Dear Sir

Preliminary Monthly Traffic and Capacity Statistics – November 2001

Attached are the Qantas Preliminary Monthly Traffic and Capacity Statistics for November 2001.

Yours faithfully

Brett Johnson
General Counsel

Qantas Airways Limited
ABN 16 009 661 901

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY* MONTHLY TRAFFIC AND CAPACITY STATISTICS

NOVEMBER 2001

Summary of Traffic and Capacity Statistics

Month of November 2001

International traffic, measured in Revenue Passenger Kilometres (RPKs) fell by 13.7 percent in November 2001 while capacity, measured in Available Seat Kilometres (ASKs), fell by 6.8 percent. This resulted in a revenue seat factor of 71.5 percent, 5.7 percentage points lower than the previous year.

Additional aircraft sourced under short-term wet leases have helped to fund a domestic ASK increase of 45.7 percent in November, while RPKs increased by 44.6 percent over the same period. The resulting revenue seat factor of 79.6 percent was 0.6 percentage points lower than the previous year.

Group (comprising international, domestic and regional) passenger numbers increased by 25.3 percent over the previous year. RPKs declined by 0.5 percent, while ASKs were up 4.7 percent, resulting in a revenue seat factor of 73.8 percent, which was 3.8 percentage points lower than the previous year.

Year to date November 2001

International yield excluding exchange for year to date November 2001 decreased by 4.1 percent, when compared to November 2000. International revenue seat factor remained unchanged at 75.6 over the same period. Domestic yield excluding exchange for the financial year to November increased by 2.1 percent while domestic revenue seat factor declined by 1.2 percentage points.

Group passenger numbers for the year to November 2001 increased by 18.7 percent over the previous year. RPKs and ASKs both increased by 6.1 percent, resulting in a revenue seat factor of 76.7 percent, unchanged from the previous year.

Recent Developments

Qantas announced it would lease three 50-seat Dash 8-300 aircraft to provide additional capacity on regional routes throughout Australia. New South Wales services to be boosted include Sydney to Coffs Harbour, Wagga Wagga, Albury, Dubbo and Ballina. Services between Melbourne and Mildura in Victoria and Melbourne Devonport and Burnie in Tasmania will also be increased. In Queensland, additional services will operate to Gladstone, Cairns and Townsville. Services between Cairns and Weipa will be upgraded to the new 50-seat aircraft and non-stop Dash 8-300 services will also operate between Cairns and Hamilton Island.

Qantas released 2.5 million summer seats on Boxing Day, priced from as low as $66 one way for post-Christmas travel to more than 60 Qantas domestic destinations. The aim of the sale was to stimulate demand in the traditionally subdued travel period following Christmas. The seats are available for travel from 9 January until 27 March 2002.

As part of the announced fleet renewal program, Boeing 747SP aircraft VH-EAB has left Qantas' operations. The aircraft has been flown to the Marana Airport in the Mojave Desert in Arizona, USA to be sold for disposal. The second Boeing 747SP aircraft VH-EAA will be sold for disposal in February 2002.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY* MONTHLY TRAFFIC AND CAPACITY STATISTICS

NOVEMBER 2001

	Month			Financial Year to Date		
Domestic	**2001/02**	**2000/01**	**Change**	**2001/02**	**2000/01**	**Change**
Passengers carried ('000) **	1,379	952	44.9%	5,813	4,763	22.0%
Revenue Passenger Kilometres (m)	1,777	1,229	44.6%	7,707	6,247	23.4%
Available Seat Kilometres (m)	2,233	1,532	45.7%	9,592	7,652	25.3%
Revenue Seat Factor (%)	79.6	80.2	(0.6) pts	80.4	81.6	(1.2) pts
International	**2001/02**	**2000/01**	**Change**	**2001/02**	**2000/01**	**Change**
Passengers carried ('000) **	656	660	(0.6)%	3,619	3,174	14.0%
Revenue Passenger Kilometres (m)	3,868	4,482	(13.7)%	22,156	21,966	0.9%
Available Seat Kilometres (m)	5,413	5,807	(6.8)%	29,296	29,040	0.9%
Revenue Seat Factor (%)	71.5	77.2	(5.7) pts	75.6	75.6	(0.0) pts
Core Airline	**2001/02**	**2000/01**	**Change**	**2001/02**	**2000/01**	**Change**
Passengers carried ('000) **	2,035	1,612	26.2%	9,432	7,937	18.8%
Revenue Passenger Kilometres (m)	5,645	5,711	(1.2)%	29,863	28,213	5.8%
Available Seat Kilometres (m)	7,645	7,339	4.2%	38,888	36,692	6.0%
Revenue Seat Factor (%)	73.8	77.8	(4.0) pts	76.8	76.9	(0.1) pts
Average Passenger Journey Length	2,774	3,543	(21.7)%	3,166	3,555	(10.9)%
Total Group Operations	**2001/02**	**2000/01**	**Change**	**2001/02**	**2000/01**	**Change**
Passengers carried ('000) **	2,359	1,883	25.3%	11,037	9,298	18.7%
Revenue Passenger Kilometres (m)	5,862	5,890	(0.5)%	30,894	29,125	6.1%
Available Seat Kilometres (m)	7,947	7,587	4.7%	40,291	37,963	6.1%
Revenue Seat Factor (%)	73.8	77.6	(3.8) pts	76.7	76.7	(0.0) pts

Notes

* Any adjustments to preliminary statistics will be included in the year-to-date results next month. Where figures have been rounded, discrepancies may occur between the sum of the components of items and the total, and in percentage changes which are derived from figures prior to rounding.

** The number of passengers carried is calculated on the basis of origin/destination (ie. one origin/destination journey represents one passenger regardless of the number of stage lengths undertaken).

Key

(m) Millions
RPKs: The number of paying passengers carried, multiplied by the number of kilometres flown
ASKs: The number of seats available for sale, multiplied by the number of kilometres flown

General Counsel
Brett Johnson



31 January 2002

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000
Facsimile: 1300 300 021

Dear Sir

Change to Qantas Share Registry

Pursuant to Listing Rule 3.15.1 Qantas advises that from Monday 25 February 2002 the Qantas Share Registry will move from Computershare to:

ASX Perpetual Registrars Limited
Level 8, 580 George Street
Sydney NSW 2000

Yours faithfully

Brett Johnson
General Counsel


QANTAS

Media Release

QANTAS WELCOMES FEDERAL COURT ADJOURNMENT

SYDNEY, 4 February 2002: Qantas has welcomed today's decision by the Federal Court to defer until Thursday the hearing of a claim by the Australian Manufacturing Workers Union and the Australian Workers Union for an injunction against the airline.

Executive General Manager Aircraft Operations David Forsyth said Qantas had moved to stand aside maintenance employees after enduring more than five months' of bans by the two unions.

"We believe our action not to pay employees who are engaging in industrial action is strictly in accordance with our obligations under the Workplace Relations Act," he said.

"Throughout the dispute our overriding priority has been to negotiate a new Enterprise Bargaining Agreement with our maintenance employees, 60 per cent of whom have already settled.

"It is only the AMWU and the AWU who continue to take industrial action."

Mr Forsyth said senior Qantas managers had been conducting a series of meetings with shopfloor maintenance staff to identify a solution to the current dispute.

"However any further proposal must be consistent with the wages pause agreed with 10 other Qantas unions," he said.

"Qantas will appear before the Australian Industrial Relations Commission again on Wednesday where we will continue to seek a resolution."

Mr Forsyth said Qantas wanted to assure the travelling public that there was no impact on the airline's day-to-day schedules and that Qantas would continue to meet its maintenance requirements.

Issued by Qantas Public Affairs (Q2611)
Media Enquiries: Des Sullivan - Telephone (02) 9691 3742


QANTAS

Media Release

QANTAS WITHDRAWS SERVICES TO INDIA

SYDNEY, 6 February 2002: Qantas Airways announced today that it would withdraw all services to India from 31 March 2002 and also defer the delivery of three Airbus A330 aircraft.

Qantas currently operates five return services each week between Sydney and Mumbai via Singapore.

Qantas Chief Financial Officer Peter Gregg said the decision to withdraw services to India followed a comprehensive review of the airline's international network.

"We continually scrutinise every route in the Qantas network to ensure we are managing our operations efficiently," Mr Gregg said. "This process has been particularly important following the terrorist attacks of 11 September 2001 and the consequent action in Afghanistan.

"The decision to withdraw services to India follows the reduction of flights to Rome, Johannesburg, Bangkok, Manila and Buenos Aires."

Mr Gregg said the withdrawal of services to India would allow Qantas to transfer Boeing 767s from international to domestic operations.

Qantas had therefore decided to defer the delivery of three Airbus A330 aircraft that were to be delivered in mid-2003.

Mr Gregg said the first four Airbus A330s would be delivered as planned, between November 2002 and early 2003.

"Qantas has a comprehensive and flexible long-term fleet strategy and is continuing to modernise its fleet," Mr Gregg said.

Earlier this week, the first of Qantas' New Generation Boeing 737-800 aircraft, featuring distinctive 2.5-metre winglets painted in the traditional Qantas red livery, entered commercial service. Qantas will add a total of 15 new Boeing 737-800s to its fleet this year.

Qantas also plans to introduce six Boeing 747-400ER aircraft, which have a longer range than conventional 747 aircraft, into its fleet commencing later this year.

Qantas recently retired two Boeing 747-SP aircraft, amongst the oldest in its fleet, and has announced that it will retire four Boeing 747-200s later this year.

Issued by Qantas Public Affairs (Q2617)
Media Enquiries: Des Sullivan - Telephone (02) 9691 3742

QANTAS RESULTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2001

HIGHLIGHTS

- Profit before tax of $231 million
- Revenue of $5.7 billion
- Interim dividend of 8 cents per share fully franked
- Profit after tax of $154 million
- Earnings per share of 11.1 cents per share



Media Release

QANTAS REPORTS HALF-YEAR PROFIT OF $153.5 MILLION

SYDNEY, 21 February 2002: Qantas today announced a profit after tax of $153.5 million for the half-year ended 31 December 2001, a result that is 41.6 per cent lower than the previous corresponding period.

The profit before tax was $231.3 million, down 44.5 per cent.

Qantas Chairman Margaret Jackson said the six months to 31 December 2001 had been the most tumultuous in the history of aviation, with the terrorist attacks on 11 September and the collapse of Ansett, and in this difficult period Qantas' financial performance had been outstanding.

"It is impossible to directly compare the performance of this six months to the prior period because of the external factors such as 9/11, Ansett and the Olympics.

"However, thanks to the hard work and dedication of our people we have performed better than just about any airline in the world," she said

The Directors declared a fully franked interim dividend of 8 cents per share, and advised that the Dividend Reinvestment Plan will continue to operate for this dividend. It is the Board's current intention that the annual dividend payout ratio will be about 60 per cent.

Qantas Chief Executive Officer Geoff Dixon said conditions in the aviation industry had been difficult before 11 September 2001.

"At the beginning of the period, the Australian and international economies were slowing, the Australian dollar was weak and jet fuel prices were high. Added to this was the heavy discounting in the domestic market which saw two of the four domestic airlines collapse," he said.

Mr Dixon said that after 11 September the demand for international travel fell dramatically, up to 30 per cent on some key routes.

"This was the prime reason for our international operations, which represent 75 per cent of Qantas' business, recording an EBIT loss of $15.5 million compared to an EBIT contribution of $285.9 million in the previous corresponding period.

"The sharp decline in the profitability of our international operations far outweighed the increased profitability of our domestic operations after the collapse of Ansett. Domestic operations contributed $180.1 million in EBIT, an increase of $62.0 million."

Mr Dixon said Qantas had moved quickly, but at significant cost, to provide air travel for Australians following the collapse of the Ansett Group.

"We carried 50,000 stranded Ansett passengers for free and another 65,000 at greatly reduced fares. The cost of carrying these passengers and the cost of wet leasing aircraft to cater for the shortfall in domestic capacity was over $60 million."

Mr Dixon said while Qantas was one of the world's best performing airlines, the industry both in Australia and internationally was under significant pressure.

"There are signs of increased demand for international travel in some markets. However, this is predominantly in the leisure sector and this is impacting yields.

"Growth in the domestic market is depressed. The capacity planned for the market over the next 12 months by Qantas, Virgin Blue and a remodelled Ansett will result in an extremely competitive and aggressive environment."

Mr Dixon said trading in the first six weeks of 2002 indicated Qantas was still on track to deliver a full year profit before tax in line with last year's result of $550 million.

"However, this could prove difficult if there is further volatility in the market," he said.

Mr Dixon said it was imperative that Qantas worked closely with its people and with Unions to ensure that its productivity as it went forward better matched both its domestic and international competitors.

"We cannot have a cost base out of line with our domestic and international competitors. We face a period where many of our competitors are achieving substantial cuts to their cost base because of the aftermath of 11 September or by going into bankruptcy or administration. Others are being restructured by going back into Government ownership."

Mr Dixon said Qantas had taken some major steps in the past six months to provide a platform for a profitable future when stability was restored to the industry. These steps included:

- the withdrawal from poorly performing international routes and reduced flying to other destinations;
- a ramp up in capacity in the domestic and regional markets to establish a strong presence throughout Australia;
- the seeking of a wage pause from its employees and greater productivity in future negotiations;
- the purchase and phased introduction from this month of 15 New Generation single-class Boeing 737-800 aircraft for domestic routes (options have been taken on another 60 aircraft);

- the deferral of the purchase of three A330 aircraft and the redeployment of some international aircraft to permanent domestic flying;

- the launch in September of Australian Airlines on Asian routes where Qantas cannot be competitive;

- significant product improvements, including a $50 million upgrade of Qantas Club lounges as well as new interiors (including in-seat videos in all classes) in the 747-400 fleet;

- the raising of $663 million in equity to provide stability to the balance sheet and ensure that gearing levels remain one of the lowest in the industry.

Business Operations

International operations recorded an EBIT loss of $15.5 million compared with an EBIT contribution of $285.9 million in the previous corresponding period. International traffic, measured in RPKs, fell by 1.4 per cent, while capacity fell by 1.1 per cent, resulting in a marginal decline in seat factor of 0.2 percentage points to 76.0 per cent. Yield (excluding the impact of favourable movements in foreign exchange) fell by 2.1 per cent.

Domestic operations contributed $180.1 million in EBIT, an increase of 52.5 per cent or $62.0 million over the prior year. RPKs increased by 27.4 per cent while capacity grew by 28.6 per cent, leading to a decline in load factor of 0.8 percentage points to 80.1 per cent. Yield (after excluding the favourable impact of movements in foreign exchange) increased by 5.7 per cent.

Subsidiary operations contributed $105.9 million to the Group's EBIT, an increase of 59.2 per cent from the contribution for the corresponding prior period.

- the QantasLink performance improved due to higher loads and yields;

- Qantas Holidays' result improved due to strong domestic performance and improved results in Japan, UK and Fiji which offset the softening in outbound traffic as a result of 11 September;

- Qantas Flight Catering showed improved performance, mainly due to the integration of Caterair into the operations for the full six months.

Revenue

Total revenue for the half year was $5.7 billion reflecting growth of approximately $566 million or 11.1 per cent on the corresponding period last year.

Passenger revenue increased by 11.7 per cent and was due to growth in Revenue Passenger Kilometres (RPKs) of 5.1 per cent and yield improvements of 6.2 per cent.

Overall capacity grew by 5.3 per cent compared with the prior half-year. However, after the events of 11 September 2001 and the collapse of Ansett on 14 September

2001, Qantas moved capacity from the international network to the domestic network.

International capacity reduced by 1.1 per cent across the period, 3.7 per cent higher in the first quarter but 5.8 per cent down in the second quarter. For the month of December international capacity was 10.3 per cent lower than the prior year.

Domestic capacity increased by 28.6 per cent for the half-year as a whole, up 16.5 per cent in the first quarter and up 40.1 per cent in the second quarter as long-haul aircraft from international operations were redeployed on domestic sectors and short-term wet-leased capacity was brought in to cope with increased demand in the domestic market. In the month of December, domestic capacity was 44.7 per cent higher versus the prior year.

Across the full half-year period passenger volumes were down 1.4 per cent in the international market and up 27.4 per cent in the domestic market versus the prior year, resulting in a decrease in the overall passenger seat factor of 0.1 percentage points. International volumes were up 8.5 per cent in quarter one but down 10.7 per cent quarter two. Domestic passenger volumes were up 12.4 per cent in quarter one and 41.9 per cent in quarter two.

Expenditure

Total expenditure, including interest, increased by 16.0 per cent to $5.4 billion mainly due to costs associated with a the 5.3 per cent increase in capacity, including the cost of wet-leased aircraft, higher fuel costs (hedging benefits were no longer available), and higher engineering costs. Cost per Available Seat Kilometre increased by 11.9 per cent.

Fuel

Fuel costs increased by 34.3 per cent, or $224.2 million. The underlying fuel price was lower than last year giving a benefit of around $130 million. However, the prior half-year included fuel hedging benefits of $255 million. The cost of increased flying added a further $45 million, while the weakness of the Australian Dollar relative to the US Dollar, accounted for the remaining cost increase of $51 million.

Exchange

Excluding the impacts of foreign exchange rate movements, total revenue increased by 9.6 per cent and total expenditure increased by 12.7 per cent.

On average, exchange rates were weaker for the first half this year than for the first half last year. The net impact of these unfavourable foreign exchange movements was a cost increase of $82.4 million compared to the corresponding prior half-year.

Individually Significant Items

The prior period result included a pre-tax profit of $41.2 million ($35.0 million after tax) from the sale of the Qantas office buildings in Coward Street, Mascot. The current period includes two offsetting items being a pre-tax profit of $29.2 million from the sale of the Group's remaining investment in EQUANT NV and a pre-tax

expense of $29.0 million to cover redundancy costs following the announcement of job reductions in November.

Balance Sheet and Cash-flow

Cash flow from operations totalled $411.5 million, a decrease of $72.7 million or 15.0 per cent over the same half last year. This reduction was primarily due to the reduction in profitability, partially offset by favourable increases in working capital and lower tax payments.

The debt to debt plus equity ratio, (including operating leases on a hedged basis) moved from 53:47 at 30 June 2001 to 48:52 at 31 December 2001. This improvement has been driven by operating cash-flow and the raising of $663 million in equity during the period, offset by progress payments made for the fleet upgrade.

The fully franked interim ordinary dividend of 8 cents per share is payable on 10 April 2002, with a record date (books close) of 13 March 2002.

Issued by Qantas Public Affairs (Q2639)
Media Enquiries: Michael Sharp (02) 9691 3468

Qantas Airways

2001/02 Interim Results Presentation

Operating Environment

Operating Environment

- International environment
- Domestic environment

Financial Results

Highlights

		Dec 2001	Dec 2000	% increase (decrease)
Sales and operating revenue	$m	5,664.6	5,098.9	11.1
Expenditure	$m	5,394.1	4,628.4	16.5
Earnings before interest and tax	$m	270.5	470.5	(42.5)
Profit before tax	$m	231.3	416.4	(44.5)
Profit after tax	$m	153.5	262.9	(41.6)
Earnings per share	¢	11.1	21.5	(48.4)

Individually Significant Items

	Before tax $m	After tax $m
Current period:		
Sale of remaining shareholding in EQUANT	29.2	20.4
Provision for redundancies	(29.0)	(20.3)
Net effect of individually significant items	0.2	0.1
Prior period:		
Profit on sale of SAC buildings	41.2	35.0

Sales and Operating Revenue



- Net passenger revenue up 11.7%
- Tours and travel revenue up 10.7%
- Revenue from other sources (including freight revenue) up 8.5%

Pie chart shows percentage contribution to increase in revenue

Expenditure



- Capacity hire, insurance and other up 110.7%
- Non-cancellable operating lease rentals up 52.4%
- Fuel and oil up 34.3%
- Variable aircraft operating up 20.7%
- All other expenditure up 3.5%

Pie chart shows percentage contribution to increase in expenditure

Balance Sheet and Cashflow

		Dec 2001	Dec 2000	% increase (decrease)
Capital expenditure	$m	885.6	357.7	147.6
Operating cashflow	$m	411.5	484.2	(15.0)
Net debt *	$m	3,455.8	2,808.7	23.0
Total equity **	$m	3,786.8	2,985.9	26.8
Leverage *	%	48	49	(1) pt
Interest cover ***	times	4.0	5.3	(24.5)

* Includes off balance sheet debt and revenue hedge receivables
** Includes off balance sheet debt
*** Calculated as EBIT divided by gross interest expense

Divisional Performance and Strategic Response

EBIT Performance



600
500
400
300
200
100
0
-100
1999/2000
2000/01
2001/02
International *
Domestic *
Subsidiaries

* The international and domestic EBIT contributions for 1999/2000 have been adjusted to reflect a proportion of the EQUANT gain recognised as abnormal in that year

International


$m
$285.9m
$(15.5)m
300
250
200
150
100
50
0
(50)
2000/01
2001/02

- EBIT down by 105.4% to $(15.5)m
- Seat factor down marginally to 76%
- Yield excluding exchange decreased by 2.1%

Strategic Response

- **International:**
- Position for recovery in global aviation:
  - Pursue strategy of market segmentation
  - Continue to invest in international product
  - Continue to leverage strength of alliance partners

Strategic Response

- **International:**
- Adapt to current market conditions:
  - Rationalise international flying wherever acceptable returns cannot be generated
  - Actively manage capacity through deferral of aircraft deliveries and acceleration of aircraft retirement dates

Domestic



$m
200
175
150
125
100
75
50
25
0
$118.1m
$180.1m
2000/01
2001/02

- EBIT up by 52.5% to $180.1m, or 66.6% of Group EBIT
- Seat factor fell 0.8% pts to 80.1%
- Yield excluding exchange increased by 5.7%

Strategic Response

- **Domestic:**
- Pursue strategy of market segmentation:
  - Introduction of B737-800 aircraft and associated reduction in operating costs
- Retention of new fare structure

QantasLink



$m
25
20
15
10
5
0
$6.1m
$21.2m
2000/01
2001/02

- EBIT up by 247.5% to $21.2m, or 7.8% of Group EBIT
- Seat factor up 1.3% pts to 72.6%
- Yield excluding exchange increased by 17.6%

Strategic Response

- **QantasLink:**
- Maximise Qantas network coverage and enhance seamless Qantas product
- Grow profitable routes
- Integration of Impulse
- Draw on strength of Qantas brand

Qantas Flight Catering


$m
40
35
30
25
20
15
10
5
0
$30.3m
$38.0m
2000/01
2001/02

- EBIT up by 25.4% to $38m, or 14% of Group EBIT
- Reflects:
  - increased activity
  - inclusion of Caterair for six months of current half

Strategic Response

- **Qantas Flight Catering:**
- Implementation of business improvement measures to improve returns:
  - Commencement of operations in SnapFresh facility from February 2002

Qantas Holidays



$m
20
15
10
5
0
$16.0m
$16.9m
2000/01
2001/02

- EBIT up by 5.6% to $16.9m, or 6.2% of Group EBIT
- Reflects improved results in Australian and UK operations

Strategic Response

- **Qantas Holidays:**
- Largest leisure travel and tour wholesaler in Australia
- Valuable distribution channel
- Potential for further expansion, both domestic and international

Other Subsidiaries


Hallmark Aviation $2.3m
Remaining subsidiaries $3.6m
TIAS $14.7m
Australian Air Express $9.2m

- EBIT up by 111.3% to $29.8m, or 11.1% of Group EBIT
- Majority of contribution due to adoption of equity accounting treatment in respect of associated businesses
- Equity accounting adjustments shown at left

Strategic Response

- **Labour cost base:**
- Wage pause
- Staff reductions
- Changed work practices

Strategic Response

- **Capital management:**
- Retain balance sheet strength and flexibility
- Retain investment grade credit rating
- Dividend distribution based on payout ratio

Summary and Outlook

Appendix

Variances to prior year (excluding exchange)

	Increase/(decrease) %
Sales and operating revenue:	9.6
Net passenger revenue	10.1
Tours and travel revenue	10.2
Net freight revenue	(8.8)
Revenue from other sources	17.3
Group yield per RPK	4.7
Freight yield per RFTK	5.1

Appendix

Variances to prior year (excluding exchange)

	Increase/(decrease) %
Expenditure:	13.2
Capacity hire, insurance and other	96.8
Non-cancellable operating leases	45.0
Fuel and oil costs	26.5
Variable aircraft operating costs	16.5
Group cost per ASK	8.3

Qantas Airways

2001/02 Interim Results Presentation

Operating Environment

Operating Environment

- International environment
- Domestic environment

- Our results for the six months to December reflect a story of two very different, but equally difficult, quarters.
- In the first quarter, the domestic market that existed up until the collapse of Ansett was the most competitive in the history of Australian aviation.
- In the second quarter we took on the task of carrying Ansett's passengers, in order to prevent a chaotic situation, and to secure a stronger market position.
- Internationally the events of 9-11 only compounded what was already an extremely competitive market.
- In the face of these volatile and difficult trading conditions, we believe the results for the six months are quite an achievement.
- So, to the results themselves.

Financial Results

Highlights

		Dec 2001	Dec 2000	% increase (decrease)
Sales and operating revenue	$m	5,664.6	5,098.9	11.1
Expenditure	$m	5,394.1	4,628.4	16.5
Earnings before interest and tax	$m	270.5	470.5	(42.5)
Profit before tax	$m	231.3	416.4	(44.5)
Profit after tax	$m	153.5	262.9	(41.6)
Earnings per share	¢	11.1	21.5	(48.4)

- Firstly, a summary of the headline figures. The variances I will refer to here are inclusive of exchange impacts; the exchange impacts have been included as an Appendix to this presentation.
- Sales and operating revenue increased by 11.1 percent to $5.7 billion.
- Expenditure rose by 16.5 percent to $5.4 billion.
- Earnings before interest and tax decreased by 42.5 percent to $270.5 million.
- Profit before tax of $231.3 million was 44.5 percent lower than the prior year.
- Net profit after tax was $153.5 million, down 41.6 percent.
- The operating environment for the current and previous half year results was totally different.
- The six months to December 2001 were understandably very difficult, while the prior year saw a robust domestic and international environment, the Olympics, together with a cost base assisted by lower overall fuel costs.
- Further, the prior year did not have the significant cost impact of adding 28.6 percent of capacity to our domestic operations, nor the impact of a weaker Australian dollar.

Individually Significant Items

	Before tax $m	After tax $m
Current period:		
Sale of remaining shareholding in EQUANT	29.2	20.4
Provision for redundancies	(29.0)	(20.3)
Net effect of individually significant items	0.2	0.1
Prior period:		
Profit on sale of SAC buildings	41.2	35.0

- Before I go into a deeper analysis of our performance by category, I want to mention the two individually significant items that are included in our results for the period.
- Firstly, we realised an after tax gain of $20.4 million on the sale of our remaining shareholding in Equant.
- And secondly, we recorded a provision to cover redundancies associated with the staff reduction program I announced in November last year. This provision represented an after tax charge of $20.3 million.
- The net impact of these two items is marginal.
- By comparison, the sale of the Sydney Airport Centre buildings generated an after tax profit of $35 million in the first half of the previous year.

Sales and Operating Revenue



- Net passenger revenue up 11.7%
- Tours and travel revenue up 10.7%
- Revenue from other sources (including freight revenue) up 8.5%

Pie chart shows percentage contribution to increase in revenue

- I will now take you through the revenue and expenditure items that contributed to our result.
- Firstly, at the sales and operating revenue line, we recorded an increase of 11.1 percent to $5.7 billion.
- The majority of this increase is due to passenger revenue, which rose by 11.7 due to a 6.2 percent increase in group yield per RPK, and growth in RPKs of 5.1 percent.
- In the first quarter competitive international and domestic operating conditions saw international and domestic yield, excluding exchange, fall by 4.5 and 5 percent respectively. Domestic yield did recover in the second quarter, despite suppressed pricing domestically, but international revenues were impacted by post 9-11 conditions.
- Tours and travel revenue increased by 10.7 percent, predominantly due to stronger results from Qantas Holidays' Australian, UK and Fijian products.
- Other revenue increased by 8.5 per cent. This contains a 17.9 percent increase in revenue from higher contract work, codeshare, charter and loyalty membership, offset by lower freight revenue.
- Net freight revenue was negatively impacted by a downturn in the global freight market, combined with the withdrawal of international capacity following 9-11. Net freight revenue fell by 6.3 percent for the six months. While yields were higher in the current half, revenue freight tonne kilometres fell 13.2 percent.

Expenditure



- Capacity hire, insurance and other up 110.7%
- Non-cancellable operating lease rentals up 52.4%
- Fuel and oil up 34.3%
- Variable aircraft operating up 20.7%
- All other expenditure up 3.5%

Pie chart shows percentage contribution to increase in expenditure

- Expenditure increased by 16.5 percent to $5.4 billion.
- This increase resulted from higher lease charges, aircraft maintenance costs, fuel costs and weaker exchange rates. The cost of wet-leased capacity used to fund the increase in domestic capacity in the second quarter also contributed $53 million to our costs.
- The wet-lease costs, together with Impulse wet-lease costs not incurred in the prior year, are shown in the capacity hire, insurance and other category, which increased by a total of 110.7 percent.
- Non-cancellable operating leases increased by 52.4 percent, reflecting the inclusion of ex-BA aircraft leased for the full six months of the current half.
- Fuel and oil costs increased by a total of 34.3 percent.
- The underlying fuel price was lower than last year, giving a benefit of $130 million. However, the prior half-year included fuel hedging benefits of $255 million which were not available this half-year. The cost of increased flying added a further $45 million, while the weakness of the Australian dollar relative to the US dollar accounted for the remaining cost increase of $51 million.
- Variable aircraft operating costs increased by 20.7 percent, as a result of additional flying and ageing of the fleet.
- Collectively, the increase in all other expenditure was 3.5 percent.
- The higher cost of foreign-denominated tours and travel expenditure impacted total tours and travel cost of sales. This increase is in line with higher tours and travel revenue.
- Continued investment in information technology and the increase in domestic bookings has resulted in higher computer and communication costs. This investment has and will generate future savings through our internet engine, particularly in the area of sales and distribution, as is seen in our sales and marketing expenditure for the six months to December, which increased by only 3.6 percent.

[Slide commentary continued over]



Expenditure

- Capacity hire, insurance and other up 110.7%
- Non-cancellable operating lease rentals up 52.4%
- Fuel and oil up 34.3%
- Variable aircraft operating up 20.7%
- All other expenditure up 3.5%

Pie chart shows percentage contribution to increase in expenditure

- Notably, the increase in manpower and staff related costs was contained to 1.5 percent.
- On average, exchange rates were weaker for the first half of the current year than for the first half of last year. The net impact of foreign exchange was $82.3 million in the current year, compared with $32 million in the prior year.
- Assuming the Australian dollar does not depreciate further, we do not expect the same exchange impact in the second half of the year.
- As I mentioned, further detail on exchange impacts for the half-year is included in an Appendix to this presentation.

Balance Sheet and Cashflow

		Dec 2001	Dec 2000	% increase (decrease)
Capital expenditure	$m	885.6	357.7	147.6
Operating cashflow	$m	411.5	484.2	(15.0)
Net debt *	$m	3,455.8	2,808.7	23.0
Total equity **	$m	3,786.8	2,985.9	26.8
Leverage *	%	48	49	(1) pt
Interest cover ***	times	4.0	5.3	(24.5)

* Includes off balance sheet debt and revenue hedge receivables
** Includes off balance sheet debt
*** Calculated as EBIT divided by gross interest expense

- Before going into a deeper analysis of our earnings for the six months, I will take you through the balance sheet and cashflow performance.
- Capital expenditure was up by 147.6 percent on last year, to $885.6 million.
- This increase reflects progress payments made on 15 narrowbody and 10 widebody aircraft being delivered during the remainder of the current calendar year and into 2003.
- Capital expenditure will continue to be higher in this financial year and the upcoming financial year as we continue to make progress and delivery payments on the new aircraft. Our current forecasts are approximately $2.5 billion for 2001/02.
- Operating cashflows remained strong, falling by only 15 percent to $411.5 million. The fall was due to the lower profitability and higher capacity charges in the current year, partially offset by favourable increases in working capital and lower tax payments.

Divisional Performance and Strategic Response

EBIT Performance


1999/2000
2000/01
2001/02
International *
Domestic *
Subsidiaries

* The international and domestic EBIT contributions for 1999/2000 have been adjusted to reflect a proportion of the EQUANT gain recognised as abnormal in that year

- This graph shows our current year earnings by division compared with the prior two half-years.
- You can see the impact of the prevailing operating environment on our current earnings before interest and tax, which fell by 42.5 percent, from $470.5 million to $270.5 million.
- The contribution from domestic operations, shown in yellow, increased from $118.1 million in the 2000 half to $180.1 million in the current year.
- However, at the same time, the contribution from international operations fell from a positive contribution of $285.9 million to negative $15.5 million.
- Collectively, subsidiaries contributed $105.9 million, compared with $66.5 million in the prior year.
- Our book leverage, including off balance sheet debt, fell slightly to 48 percent when compared with December 2000, reflecting the impact of the $663 million equity raising we undertook in October 2001.
- Interest cover, calculated as EBIT over gross interest expense, fell to 4 times. While gross interest expenses were lower in the current year, the lower profitability resulted in an overall reduction in our gross interest cover.


International
$m
$285.9m
300
250
200
150
100
50
0
(50)
$(15.5)m
2000/01
2001/02
• EBIT down by 105.4% to $(15.5)m
• Seat factor down marginally to 76%
• Yield excluding exchange decreased by 2.1%

- The loss of $15.5 million on our international operations reflected a bad environment for the full six months.

- As I mentioned earlier, while the first quarter included only an increment of the effects of 9-11, the operating conditions at this time were still highly competitive. Yields were already on a downward trend.

- This environment was further impacted by the after-effects of 9-11. And although we moved swiftly to redeploy excess capacity to our domestic operations, passenger traffic fell dramatically.

- Discounting helped maintain our overall international load factor at 76 percent, just 0.2 percentage points down on the prior half-year. The impact of the discounting is reflected in our result with yields down 2.1 percent excluding exchange for the six months.

- All major international routes were down on the prior year. However, positive contributions at the EBIT line were still recorded for the US, UK and Japan routes despite the impact of 9-11.

- The only route groupings to record an improved contribution on the prior year were North East Asia and the Pacific Islands, predominantly due to improved performances on Hong Kong and Fiji. Both of these destinations were previously served by Ansett, and the reduction of the Ansett capacity helped to offset the impact of 9-11.

Strategic Response

- **International:**
- Position for recovery in global aviation:
  - Pursue strategy of market segmentation
  - Continue to invest in international product
  - Continue to leverage strength of alliance partners

- The international market remains competitive, but we are positioning ourselves for a recovery.
- To this end, market segmentation remains an important part of our strategy.
- As a premium carrier, we remain committed to our three class product for long haul flying to the US, Europe, Hong Kong and key intermediate ports.
- However, we believe that protecting our position as a premium carrier does not confine us to offering a homogenous product in each of our markets.
- Our international strategy to now has been to grow profitable markets while progressively withdrawing from those routes which we have been unable to profitably service.
- We now want to service some of the markets from which we have withdrawn with a different product.
- It is with this in mind that Australian Airlines will commence operations in September. Australian will operate independently of Qantas, initially between Cairns and Osaka, Nagoya, Singapore, Taipei, Hong Kong and Fukuoka. We believe the concept has significant growth opportunities beyond these initial routes.
- Australian will be a low cost, but not low service airline, and will achieve up to a 30 percent cost advantage over Qantas through a single class seating configuration and lower labour costs.
- We are also introducing a fleet of 10 two class B747-400s into our fleet to serve markets whose needs are not met by either the three class or single class offering, and where an adequate mix of business and economy demand exists.
- Our international operations are also being strengthened by further investment in our product; a strategy we will continue in anticipation of a recovery in operating conditions.

[Slide commentary continued over]

Strategic Response

- **International:**
- Position for recovery in global aviation:
  - Pursue strategy of market segmentation
  - Continue to invest in international product
  - Continue to leverage strength of alliance partners

- The first of our refurbished three class B747-400 aircraft commenced flying during last year, with new interiors in all classes, including personal video screens in every seat. We are likely to extend this reconfiguration program to our B747-300 fleet, and to continue to actively review the introduction of an improved business class seat.

- Our ten year fleet plan also underlines our commitment to continue investing in aircraft and product. While the orders were placed prior to 9-11 conditions, they remain just as relevant today, with the purchase price still highly competitive.

- We will take delivery of the first of 13 Airbus A330 aircraft in November. A further three A330 aircraft and six Boeing 747ER aircraft will be delivered throughout next year.

- As we have indicated before, significant flexibility has been built into the plan, in the form of slide rights, that enables us to move delivery dates to match our capacity requirements. The recent decision to defer delivery of three A330 deliveries demonstrates this flexibility in practice.

- We also retain the flexibility to move the retirement dates of our older aircraft, ensuring we operate the optimum level of capacity for the prevailing conditions. As a result, we will accelerate the retirement of four B747-200 aircraft from late this year. We retired one B747SP aircraft last November, with the second to go next month.

- The retirement of these aircraft will provide a step change in our cost base, cutting significant heavy maintenance costs and the cost of spares specific to these aircraft types.

- We are also continuing to actively manage our international network, adjusting capacity in response to market conditions. We recently withdrew services from India because of unacceptable returns.

- Since 9-11 we have also rationalised flying to Los Angeles, New York, Rome, Johannesburg, India, Bangkok, Manila, Taipei, Jakarta and Buenos Aires.

- These changes equate to an annualised international capacity reduction of around 13 percent.

[Slide commentary continued over]

Strategic Response

- **International:**
- Adapt to current market conditions:
  - – Rationalise international flying wherever acceptable returns cannot be generated
  - – Actively manage capacity through deferral of aircraft deliveries and acceleration of aircraft retirement dates

- Services to New York will recommence three times weekly from 27 February. We are also to add further services to Los Angeles, to go back to four times a day and we will recommence suspended services to other ports as conditions improve.

- We will also continue to leverage the strength of our alliance partners. Our relationships with British Airways and American Airlines are both important and rewarding, each being invaluable in implementing our international and domestic strategies.


Domestic
$m
200
175
150
125
100
75
50
25
0
$118.1m
$180.1m
2000/01
2001/02
• EBIT up by 52.5% to $180.1m, or 66.6% of Group EBIT
• Seat factor fell 0.8% pts to 80.1%
• Yield excluding exchange increased by 5.7%

- Turning to our domestic business, the EBIT contribution of $180.1 million represents 66.6 percent of group EBIT, or an increase of 52.5 percent on the prior year.

- As with our international operation, the domestic performance also shows the impact of two very different quarters.

- Operating conditions prior to Ansett's collapse on September 14 were as competitive as in the first six months of calendar 2001. Yields were lower than in the previous year, and seat factor reached as low as 75 percent. It is fair to say that our domestic operation was only breaking even during this period, which only serves to reinforce the fact that the prevailing environment was unsustainable, as two airlines collapsed and no one was making money .

- The period immediately following Ansett's collapse was also difficult.

- We increased our domestic capacity by 40.3 percent in the three months following the collapse, which represented around 80 percent of the market previously served by Ansett.

- While some of this domestic capacity increase was made possible by the redeployment of aircraft from international operations, most of the increase was funded by short term wet-leases, undertaken at substantial cost. These wet-leases, as mentioned earlier, added $53 million to our cost base in the current half.

- During this period, we also took responsibility for transferring over 100,000 Ansett passengers free of charge or at greatly reduced fares.

Strategic Response

- **Domestic:**
- Pursue strategy of market segmentation:
  - Introduction of B737-800 aircraft and associated reduction in operating costs
- Retention of new fare structure

- We need to continue to drive down costs in our domestic operation - and segmenting the market is one of the options we are taking.
- Our new B737-800 aircraft will have 25 percent lower unit operating costs. We have taken delivery of five aircraft, and a further 10 will arrive by the end of August. We have also taken options on a further 60 aircraft.
- New slimline seating will be progressively fitted to the new aircraft, in an all economy configuration seating 180 passengers.
- Some other existing B737 aircraft will also be reconfigured to create a fleet of 40 all economy class aircraft, which will be deployed on trunk routes where there is little or no demand for a premium domestic product.
- The CityFlyer product, which now services Sydney, Melbourne and Brisbane, offers frequent schedules and a range of dedicated facilities that cannot be matched by existing or proposed competitors.
- Some of our long haul domestic flying between Sydney and Perth, and Sydney and Cairns, will continue to be serviced by B747-400 aircraft, which have proved exceedingly popular and productive.
- Our new economy class fare structure which was introduced last year to meet the new market conditions will remain in place. This revised structure improved our competitiveness, simplified the booking process for customers and improved overall yield.
- While cheaper e-deals will continue to be made available via the Qantas website as a means of stimulating market demand, the availability of discount fares will continue to be yield-managed.



QantasLink
$m
25
20
15
10
5
0
$6.1m
$21.2m
2000/01
2001/02
• EBIT up by 247.5% to $21.2m, or 7.8% of Group EBIT
• Seat factor up 1.3% pts to 72.6%
• Yield excluding exchange increased by 17.6%

- QantasLink's $21.2 million contribution to group EBIT represents an increase of 247.5 percent on the prior year.

- Traffic grew by 13.4 percent, while capacity grew by 11.4 percent, resulting in a seat factor of 72.6 percent, up 1.3 percentage points.

- As with the mainline domestic operation, QantasLink's performance was affected by the competitive conditions prior to Ansett's collapse. Its performance improved following the collapse of Ansett, largely a reflection of less competition and better margins.

Strategic Response

- **QantasLink:**
- Maximise Qantas network coverage and enhance seamless Qantas product
- Grow profitable routes
- Integration of Impulse
- Draw on strength of Qantas brand

- QantasLink is an integral part of our domestic network, contributing 3.5 percent of the Group's ASKs, and operating a fleet of 67 regional jet and non-jet aircraft. The operation enhances the network offering of the group.
- This offering will be further developed in the coming six months, with the acquisition of 5 more Dash 8-300 aircraft, to be deployed to additional flying in the Queensland, Victorian and Tasmanian markets.
- As with all of our routes, QantasLink will expand only where growth can be profitably achieved.
- The Impulse operations work under the QantasLink brand, with the lower cost structure of the all-economy B717 aircraft continuing to be an important part of our domestic strategy.
- The re-branding of all our regional airlines under the QantasLink banner has been a valuable exercise. As well as generating savings in areas such as sales and marketing and administration, the QantasLink presence draws on the strength of the Qantas brand and serves to increase the Group's reach throughout Australia.



Qantas Flight Catering
$m
40
35
30
25
20
15
10
5
0
$30.3m
$38.0m
2000/01
2001/02
• EBIT up by 25.4% to $38m, or 14% of Group EBIT
• Reflects:
– increased activity
– inclusion of Caterair for six months of current half

- Qantas Flight Catering again contributed strongly to group earnings, recording EBIT of $38 million, up 25.4 percent on last year. The performance was mainly activity driven, and reflects the integration of the Caterair operations for the full six months of the current year.

Strategic Response

- **Qantas Flight Catering:**
- Implementation of business improvement measures to improve returns:
  - Commencement of operations in SnapFresh facility from February 2002

- We are strongly focussed on the implementation of business improvement measures which will boost the overall returns from the catering business.
- The SnapFresh facility, which was officially opened earlier this month, is one such measure. SnapFresh will employ modern methods of production, enabling large-batch volumes of a range of meal types to be prepared at a central location, providing significant economies of scale. The plant is capable of producing 20 million meals per annum, which will be used to service Qantas, as well as new markets including hospitals and correctional facilities.


Qantas Holidays
$m
20
15
10
5
0
$16.0m
$16.9m
2000/01
2001/02
• EBIT up by 5.6% to $16.9m, or 6.2% of Group EBIT
• Reflects improved results in Australian and UK operations

- Qantas Holidays also recorded an increase on the prior year of 5.6 percent to $16.9 million.
- The Holidays result is significant, given the contrast of favourable trading conditions in the prior year with the global downturn and September 11 in the current period.
- The result was helped by a strong domestic performance and improved results in Japan, UK and Fiji, which offset softening in outbound traffic following 9-11.

Strategic Response

- **Qantas Holidays:**
- Largest leisure travel and tour wholesaler in Australia
- Valuable distribution channel
- Potential for further expansion, both domestic and international

- Qantas Holidays is the largest leisure travel and tour wholesaler in Australia. It remains a valuable strategic asset, acting as a distribution channel for Qantas, and protecting a considerable amount of revenue.
- We will further expand this business, both domestically and internationally, during the coming year.

Other Subsidiaries


Hallmark Aviation $2.3m
Remaining subsidiaries $3.6m

- EBIT up by 111.3% to $29.8m, or 11.1% of Group EBIT
- Majority of contribution due to adoption of equity accounting treatment in respect of associated businesses
- Equity accounting adjustments shown at left

- Other Group subsidiaries recorded an improvement in EBIT of 111.3 percent to $29.8 million.
- The majority of the contribution is due to the adoption of the equity method of accounting for our associate investments. The adjustments made were:
  - Positive $14.7 million for TIAS, a reservations systems company in which we have a 50 percent interest;
  - Positive $9.2 million for Australian Air Express, our 50/50 freight joint venture with Australia Post;
  - Positive $2.3 million for Hallmark Aviation, a US-based passenger handling services company in which we hold an investment of 49 percent; and
  - Negative $0.8 million for Air Pacific, in which we hold a 46.3 percent stake.
- Contributions by other financing vehicles that are wholly-controlled entities of Qantas account for the balance of $4.4 million.

Strategic Response

- **Labour cost base:**
- Wage pause
- Staff reductions
- Changed work practices

- I mentioned earlier that we had contained wage and salary cost increases to 1.5 percent; made possible by a combination of a 12 month wage pause, staff reductions and changed work practices.
- It is essential that we continue to drive labour efficiencies if we are to grow in this competitive environment.
- With this in mind, we asked our people to accept a wages pause for 12 months in return for an incentive scheme that will provide a lump sum payment equivalent to three percent of their base salary if we achieve a profit before tax result of $550 million.
- The wages pause has so far been accepted by approximately 80 percent of our workforce.
- A targeted staff reduction of 1,500 positions has also been achieved. Around 600 people have taken redundancy packages, while the remaining reductions have been achieved through attrition, not filling budgeted vacancies, job sharing, and staff taking annual leave, long service leave and leave without pay.
- Other manpower measures include an executive salary freeze, and a freeze on the appointment of contractors, consultants and non-operational staff.
- We will continue to seek the co-operation of both our staff and unions to provide better productivity.

Strategic Response

- **Capital management:**
- Retain balance sheet strength and flexibility
- Retain investment grade credit rating
- Dividend distribution based on payout ratio

- Before I talk about the outlook, I would like to say a few words about our capital management strategy.
- Since privatisation, we have worked hard to provide a strong balance sheet; a strategy made more necessary in light of recent events. Market observers maintain that only those airlines with robust balance sheets will survive the current operating climate, and we certainly agree.
- We believe that shareholder value is maximised with an investment grade credit rating, and accordingly we remain committed to maintaining our book gearing between 50 and 60 percent, including off balance sheet debt.
- Our recent $663 million equity raising will ensure that we remain within our target gearing range of 50 to 60 percent.
- Book gearing, including off balance sheet debt, for the 2002 financial year is currently forecast to be slightly over 55 percent, a significant achievement given capital expenditure is forecast at $2.5 billion.
- With respect to dividend policy, we have declared a fully franked interim dividend of eight cents per share. It is the Board's current intention that the annual dividend payout ratio will be about 60 percent.

Summary and Outlook

- The events of September 11 and 14 have irrevocably changed the airline industry, both in Australia and globally.
- There are signs of increased demand for international travel, however, markets are being stimulated by heavy discounting, which is impacting yields.
- Growth in the domestic market is depressed. The capacity planned over the next 12 months by Qantas, Virgin Blue and a remodelled Ansett will result in an extremely competitive and aggressive environment.
- We will ensure we remain competitive against both current and new competitors in this volatile environment by continuing to make sound economic and operational decisions, and by positioning ourselves to gain maximum leverage from the inevitable recovery in global operating conditions.
- Provided there is no further major volatility in the market trading in the first six weeks of the 2002 calendar year indicate that we remain on track to deliver a full year profit before tax of $550 million.

Appendix

Variances to prior year (excluding exchange)

	Increase/(decrease) %
Sales and operating revenue:	9.6
Net passenger revenue	10.1
Tours and travel revenue	10.2
Net freight revenue	(8.8)
Revenue from other sources	17.3
Group yield per RPK	4.7
Freight yield per RFTK	5.1

Appendix

Variances to prior year (excluding exchange)

	Increase/(decrease) %
Expenditure:	13.2
Capacity hire, insurance and other	96.8
Non-cancellable operating leases	45.0
Fuel and oil costs	26.5
Variable aircraft operating costs	16.5
Group cost per ASK	8.3

General Counsel
Brett Johnson


QANTAS

21 March 2002

The Manager - Announcements
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000
Facsimile 1300 300 021

Dear Sir

Dividend Reinvestment Plan - Issue Price

The issue price for shares to be issued to participants in the Qantas Dividend Reinvestment Plan in respect of the 2002 Interim Dividend to be paid on 10 April 2002 is $4.2578.

Please note that, in accordance with the Terms and Conditions of the Dividend Reinvestment Plan, this represents a 2½% discount to the volume weighted average price of all Qantas Shares traded on the Australian Stock Exchange during the period 14 March 2002 to 20 March 2002 inclusive.

Yours faithfully

Brett Johnson


QANTAS

Media Release

QANTAS JOINS oneworld PARTNER LAN CHILE FOR SOUTH AMERICAN SERVICES

SYDNEY, 26 March 2002: Qantas today announced that it would codeshare on services operated by **one**world partner Lan Chile between Sydney and Santiago, Chile, from 1 July.

Executive General Manager Sales and Marketing John Borghetti said Qantas would codeshare on three services each week between Sydney and Santiago via Auckland.

"Through the **one**world alliance, Qantas and Lan Chile have been working together to provide customers with the benefits of a comprehensive network, linked frequent flyer programs and smooth airport transfers.

"The addition of Santiago services to the Qantas network is a further strengthening of our relationship with Lan Chile, which will provide connections from Santiago to other South American destinations including Argentina and Brazil."

The new services to Santiago will replace Qantas flights to Buenos Aires in Argentina.

Mr Borghetti said the number of passengers travelling between Buenos Aires and Australia had decreased significantly as a result of Argentina's political and economic turmoil.

"South America is an important market for Qantas, and for Australia, and by working with Lan Chile we are able to increase the number of services between Australia and South America," he said.

The increase in services to South America will coincide with an increase in services between Australia and North America.

"Demand for travel to and from North America is continuing to recover and, from 1 July, Qantas will return to four daily services between Australia and Los Angeles. These services connect with our **one**world partner American Airlines to 13 other North American destinations. Qantas also operates three services per week from Australia to New York," Mr Borghetti said.

Issued by Qantas Public Affairs (Q2672)
Media Enquiries: Belinda de Rome - Telephone (02) 9691 3762

General Counsel
Brett Johnson


QANTAS

27 March 2002

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000
Facsimile: 1300 300 021

Dear Sir

Preliminary Monthly Traffic and Capacity Statistics – January 2002

Attached are the Qantas Preliminary Monthly Traffic and Capacity Statistics for January 2002.

Yours faithfully

Brett Johnson
General Counsel

Qantas Airways Limited
ABN 16 009 661 901
203 Coward Street Mascot New South Wales 2020 Australia
Telephone 61 (2) 9691 3456 Facsimile 61 (2) 9691 3339

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY* MONTHLY TRAFFIC AND CAPACITY STATISTICS
JANUARY 2002

Summary of Traffic and Capacity Statistics

Month of January 2002

International traffic, measured in Revenue Passenger Kilometres (RPKs) fell by 8.6 percent in January 2002 while capacity, measured in Available Seat Kilometres (ASKs), fell by 10.0 percent. This resulted in a revenue seat factor of 81.5 percent, 1.2 percentage points higher than the previous year. Domestic ASKs increased by 39.7 percent in January, while RPKs increased by 39.4 percent over the same period. The resulting revenue seat factor of 80.2 percent was 0.2 percentage points lower than the previous year.

Group (comprising international, domestic and regional) passenger numbers increased by 20.5 percent over the previous year. RPKs increased by 1.6 percent, while ASKs were up 0.7 percent, resulting in a revenue seat factor of 80.5 percent, which was 0.6 percentage points higher than the previous year.

Year to date January 2002

International yield excluding exchange for year to date January 2002 decreased by 2.3 percent, when compared to year to date January 2001, due to the continued competitiveness of the international environment. International revenue seat factor declined by 0.1 percentage points to 76.7 over the same period. Domestic yield excluding exchange for the financial year to January increased by 5.6 percent, reflecting the impact of the competitive four-player market that existed in the previous year. Domestic revenue seat factor declined by 0.7 percentage points over the same period.

Group passenger numbers for the year to January 2002 increased by 19.7 percent over the previous year. RPKs and ASKs both increased by 4.6 percent, resulting in a revenue seat factor of 77.4 percent, unchanged from the previous year.

Recent Developments

Qantas announced a profit after tax of $153.5 million for the half-year ended 31 December 2001, a result that was 41.6 per cent lower than the previous corresponding period. The profit before tax was $231.3 million, down 44.5 per cent. The six months to 31 December 2001 have been the most tumultuous in the history of aviation, with the terrorist attacks on September 11 and the collapse of Ansett, and in this difficult period Qantas' financial performance has been outstanding.

The first of the Qantas Boeing New Generation 737-800s commenced services in the domestic market on 5 February 2002. Qantas currently has five Boeing 737-800s servicing Sydney, Melbourne, Brisbane, Adelaide, Coolangatta, Cairns and Ayers Rock.

Brisbane *CityFlyer* was launched on 18 February 2002, offering services between Brisbane and Sydney every half hour during peak times. The *CityFlyer* service also offers dedicated departure gates, baggage carousels, information screens and a check-in and customer service desk at the departure gates.

As part of its ongoing review of international operations, Qantas will withdraw all services to India from 31 March 2002, allowing Qantas to transfer Boeing 767s from international to domestic operations. Qantas currently operates five return services each week between Sydney and Mumbai via Singapore.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY* MONTHLY TRAFFIC AND CAPACITY STATISTICS

JANUARY 2002

	Month			Financial Year to Date		
Domestic	2001/02	2000/01	Change	2001/02	2000/01	Change
Passengers carried ('000) **	1,326	939	41.2%	8,437	6,615	27.5%
Revenue Passenger Kilometres (m)	1,788	1,283	39.4%	11,311	8,758	29.2%
Available Seat Kilometres (m)	2,230	1,596	39.7%	14,125	10,840	30.3%
Revenue Seat Factor (%)	80.2	80.4	(0.2) pts	80.1	80.8	(0.7) pts
International	**2001/02**	**2000/01**	**Change**	**2001/02**	**2000/01**	**Change**
Passengers carried ('000) **	720	717	0.4%	5,075	4,600	10.3%
Revenue Passenger Kilometres (m)	4,580	5,009	(8.6)%	31,091	31,899	(2.5)%
Available Seat Kilometres (m)	5,617	6,241	(10.0)%	40,518	41,534	(2.4)%
Revenue Seat Factor (%)	81.5	80.3	1.2 pts	76.7	76.8	(0.1) pts
Core Airline	**2001/02**	**2000/01**	**Change**	**2001/02**	**2000/01**	**Change**
Passengers carried ('000) **	2,046	1,656	23.6%	13,512	11,215	20.5%
Revenue Passenger Kilometres (m)	6,368	6,292	1.2%	42,402	40,657	4.3%
Available Seat Kilometres (m)	7,847	7,837	0.1%	54,643	52,374	4.3%
Revenue Seat Factor (%)	81.2	80.3	0.9 pts	77.6	77.6	(0.0) pts
Average Passenger Journey Length	3,112	3,800	(18.1)%	3,138	3,625	(13.4)%
Total Group Operations	**2001/02**	**2000/01**	**Change**	**2001/02**	**2000/01**	**Change**
Passengers carried ('000) **	2,302	1,910	20.5%	15,666	13,091	19.7%
Revenue Passenger Kilometres (m)	6,560	6,459	1.6%	43,824	41,909	4.6%
Available Seat Kilometres (m)	8,146	8,086	0.7%	56,636	54,143	4.6%
Revenue Seat Factor (%)	80.5	79.9	0.6 pts	77.4	77.4	(0.0) pts

Notes

* Any adjustments to preliminary statistics will be included in the year-to-date results next month. Where figures have been rounded, discrepancies may occur between the sum of the components of items and the total, and in percentage changes which are derived from figures prior to rounding.

** The number of passengers carried is calculated on the basis of origin/destination (ie. one origin/destination journey represents one passenger regardless of the number of stage lengths undertaken).

Key

(m) Millions
RPKs: The number of paying passengers carried, multiplied by the number of kilometres flown
ASKs: The number of seats available for sale, multiplied by the number of kilometres flown


QANTAS

Media Release

QANTAS ANNOUNCES AUSTRALIAN AIRLINES START DATE

SYDNEY, 2 April 2002: Qantas Chief Executive Officer Geoff Dixon today announced that Australian Airlines would commence operations in October 2002.

Mr Dixon said Australian Airlines had been given the go-ahead after achieving a satisfactory cost structure and completing negotiations with various unions regarding wages, conditions and work practices.

He said the first stage of the new airline's operations would involve phasing in services between Cairns and Osaka, Fukuoka, Singapore, Taipei, Hong Kong and Nagoya between late October and December.

"The first flights will commence on 27 October, and bookings will open in May," Mr Dixon said.

"This is great news for the Australian tourism industry, particularly in light of the damaging effects of the events of 11 September 2001 and the collapse of Ansett.

"Australian Airlines will provide thousands of jobs for Australians as well as an important growth opportunity for Qantas.

"We will begin recruiting for Australian Airlines in the middle of the year and, given the circumstances surrounding the industry today, we will give priority to suitable former Ansett employees."

Mr Dixon said the airline was on track to commence its second stage of operations, focusing on the outbound market from Australia, in early 2003.

"This will involve flying from a second base in a southern Australian capital city to a number of ports including Phuket in Thailand and Kuala Lumpur in Malaysia," he said.

"Australian Airlines will not compete with Qantas. It will operate on routes Qantas has withdrawn from or on routes where Qantas has been unable to extract a satisfactory return.

"It will be a full service international leisure carrier, operating one aircraft type and offering a single high level of service including meals and snacks, the most modern comfortable seating, and inflight entertainment."

Australian Airlines will:

- Initially operate with four Boeing 767-300 aircraft, building to a fleet of 12 767-300s;
- Offer daily connecting flights for international passengers between its first operational base in Cairns and the Gold Coast;

- Be headquartered in Sydney;
- Establish a national presence as quickly as possible and eventually fly to every Australian mainland capital including Perth and Darwin; and
- Participate in the Qantas Frequent Flyer program.

Australian Airlines is wholly-owned by Qantas Airways Limited but managed separately, under Australian Airlines Chief Executive Denis Adams, and operating independently of Qantas.

Issued by Qantas Public Affairs (Q2675)
Media Enquiries: Belinda de Rome - Telephone 02 9691 3762


QANTAS

Media Release

QANTAS ADDS SIX BOEING 717s AND INTRODUCES NEW QUEENSLAND SERVICES

SYDNEY, 3 April 2002: Qantas today announced that it would add six Boeing 717 aircraft to its fleet over the next three months and introduce new non-stop services to regional Queensland cities.

Chief Executive Officer Geoff Dixon said Qantas would take delivery in May and June of six Boeing 717 aircraft configured in two classes.

The new aircraft will allow Qantas to offer new Boeing 717 services to destinations in Queensland, including Coolangatta, Rockhampton, Proserpine, Mackay and Townsville.

"The arrival of these aircraft will increase tourism opportunities throughout regional Queensland and will create more than 150 jobs within QantasLink for pilots, flight attendants, engineers and operational staff," Mr Dixon said.

QantasLink will introduce new non-stop services on routes between:

- Sydney and Rockhampton
- Sydney and Proserpine
- Sydney and Mackay
- Sydney and Townsville
- Melbourne and Maroochydore
- Adelaide and Coolangatta
- Hobart and Coolangatta

"QantasLink is a substantial operation throughout regional Australia and it is continuing to grow and support industry and tourism in regional areas," Mr Dixon said.

"These new aircraft will complement the existing fleet of eight Boeing 717s and will take the QantasLink total fleet to 76 aircraft, operating more than 2500 flights each week and providing employment for more than 2000 people."

Issued by Qantas Public Affairs (Q2677)
Media Enquiries: Allison Maxwell - Telephone (02) 9691 4586

General Counsel
Brett Johnson


QANTAS

Appendix 3B
New Issue Announcement, Application for Quotation of Additional Securities and Agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Qantas Airways Limited (ABN 16 009 661 901) gives the ASX the following information

Part 1 - All issues

1	Class of securities issued or to be issued	Ordinary Shares
2	Number of securities issued or to be issued (if known) or maximum number which may be issued	12,334,492 shares will be issued to shareholders participating in the Qantas Dividend Reinvestment Plan (DRP) on 10 April 2002, being the date of payment of the 8¢ interim dividend.
3	Principal terms of the securities	N/A
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?	Yes
5	Issue price or consideration	Pursuant to the Terms and Conditions of the DRP, Qantas shares will be issued to shareholders participating in the DRP at a 2½% Discount to the volume weighted average price (VWAP) of all Qantas shares traded on the Australian Stock Exchange in the five trading days following the Record Date. The VWAP as calculated and provided by the Australian Stock Exchange was $4.3669. This will result in an issue price under the DRP of $4.2578 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To issue shares to participants in the DRP
7	Dates of entering securities into uncertificated holdings or despatch of certificates	10 April 2002

Qantas Airways Limited
ABN 16 009 661 901
203 Coward Street Mascot New South Wales 2020 Australia
Telephone 61 (2) 9691 3456 Facsimile 61 (2) 9691 3339

		Number	Class
8	Number and class of all *securities quoted on ASX* (*including* the securities in clause 2 if applicable)	1,563,858,757	Ordinary shares

		Number	Class
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)	US$175,000,000	144a 30 June 2003 US Issue
		US$350,000,000	144a 15 June 2009 US Issue
		A$200,000,000	Fixed Rate Medium Term Note, maturing 31 October 2003
		A$20,000,000	Fixed Rate Medium Term Note, maturing 15 March 2007
		A$100,000,000	Fixed Rate Medium Term Note maturing 15 October 2007

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Identical to the current policy

Part 3 - Quotation of securities

34 Type of securities

(a) ✓ Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

All entities

Fees

43 Payment method (tick one)

✓ By Cheque (upon receipt of tax invoice)

Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation Agreement

1 Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2 We warrant the following to ASX:

- The issue of the securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those securities should not be granted quotation.

- An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Brett Johnson
General Counsel
10 April 2002

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QANTAS AIRWAYS LIMITED**
ABN	**16 009 661 901**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Margaret Anne Jackson
Date of last notice	2 January 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Graemar Nominees Pty Limited This is Margaret Anne Jackson's Superannuation Account.
Date of change	10 April 2002
No. of securities held prior to change	16,135 – Margaret Anne Jackson 98,986 – Graemar Nominees Pty Limited (MA Jackson Super A/C)
Class	Ordinary Shares
Number acquired	303 – Margaret Anne Jackson 1,860 – Graemar Nominees Pty Limited (MA Jackson Super A/C)
Number disposed	N/A

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.2578 (Pursuant to the Terms and Conditions of the DRP, Qantas shares will be issued to shareholders participating in the DRP at a 2½% Discount to the volume weighted average price (VWAP) of all Qantas shares traded on the ASX in the five trading days following the Record Date.)
No. of securities held after change	16,438 – Margaret Anne Jackson 100,846 – Graemar Nominees Pty Limited (MA Jackson Super A/C)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Ordinary Shares under Qantas Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	QANTAS AIRWAYS LIMITED
ABN	16 009 661 901

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Allan Gregg
Date of last notice	2 January 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	10 April 2002
No. of securities held prior to change	4,213
Class	Ordinary Shares
Number acquired	79
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.2578 (Pursuant to the Terms and Conditions of the DRP, Qantas shares will be issued to shareholders participating in the DRP at a 2½% Discount to the volume weighted average price (VWAP) of all Qantas shares traded on the ASX in the five trading days following the Record Date.)
No. of securities held after change	4,292

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Ordinary Shares under Qantas Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	QANTAS AIRWAYS LIMITED
ABN	16 009 661 901

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael Henry Codd
Date of last notice	2 January 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	10 April 2002
No. of securities held prior to change	9,204
Class	Ordinary Shares
Number acquired	172
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.2578 (Pursuant to the Terms and Conditions of the DRP, Qantas shares will be issued to shareholders participating in the DRP at a 2½% Discount to the volume weighted average price (VWAP) of all Qantas shares traded on the ASX in the five trading days following the Record Date.)
No. of securities held after change	9,376

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Ordinary Shares under Qantas Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	QANTAS AIRWAYS LIMITED
ABN	16 009 661 901

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Trevor Raymond Eastwood
Date of last notice	2 January 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Merriment Nominees Pty Limited This is Trevor Eastwood's family account
Date of change	10 April 2002
No. of securities held prior to change	11,638
Class	Ordinary Shares
Number acquired	219
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.2578 (Pursuant to the Terms and Conditions of the DRP, Qantas shares will be issued to shareholders participating in the DRP at a 2½% Discount to the volume weighted average price (VWAP) of all Qantas shares traded on the ASX in the five trading days following the Record Date.)
No. of securities held after change	11,857

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Ordinary Shares under Qantas Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

General Counsel
Brett Johnson



24 April 2002

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000
Facsimile: 1300 300 021

Dear Sir

Preliminary Monthly Traffic and Capacity Statistics – February 2002

Attached are the Qantas Preliminary Monthly Traffic and Capacity Statistics for February 2002.

Yours faithfully

Brett Johnson
General Counsel

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY* MONTHLY TRAFFIC AND CAPACITY STATISTICS
FEBRUARY 2002

Summary of Traffic and Capacity Statistics

Month of February 2002

International traffic, measured in Revenue Passenger Kilometres (RPKs) fell by 1.2 percent in February 2002 while capacity, measured in Available Seat Kilometres (ASKs), fell by 10.1 percent. This resulted in a revenue seat factor of 82.8 percent, 7.4 percentage points higher than for February 2001.

Domestic RPKs increased by 49.5 percent in February, while ASKs increased by 42.9 percent over the same period. The resulting revenue seat factor of 76.4 percent was 3.4 percentage points higher than the previous year.

February Group (comprising international, domestic and regional) passenger numbers increased by 33.0 percent over the previous year. RPKs increased by 9.2 percent, while ASKs were up 1.1 percent, resulting in a revenue seat factor of 80.5 percent, which was 5.9 percentage points higher than the previous year.

Year to Date February 2002

International revenue seat factor for year to date February 2002 increased by 0.8 percentage points to 77.4 percent when compared with year to date February 2001, while international yield excluding exchange decreased by 1.6 percent over the same period. Domestic yield excluding exchange for the financial year to February increased by 6.2 percent, continuing to reflect the impact of the competitive four-airline market that existed in the previous year. Domestic revenue seat factor declined by 0.3 percentage points to 79.6 percent over the same period.

Group passenger numbers for the year to February 2002 increased by 21.4 percent over the previous year. RPKs and ASKs increased by 5.1 percent and 4.2 percent respectively, resulting in a revenue seat factor of 77.7 percent, up 0.6 percentage from the previous year.

Recent Developments

Qantas announced that Australian Airlines would commence operations on 27 October 2002, with bookings opening in May 2002. Australian Airlines will not compete with Qantas but will operate on routes where Qantas has been unable to extract a satisfactory return. Australian Airlines will initially operate with four Boeing 767-300 aircraft, phasing in services between Cairns and Osaka, Fukuoka, Nagoya, Taipei, Singapore and Hong Kong between October and December 2002.

Qantas will add six Boeing 717 aircraft to its QantasLink fleet during May and June 2002 and will introduce new non-stop services between Sydney and Rockhampton, Proserpine and Mackay, between Melbourne and Maroochydore, between Adelaide and Coolangatta and between Hobart and Coolangatta. Additional non-stop services will also operate between Sydney and Townsville.

Qantas announced that it would introduce new, daily services between Melbourne and Tokyo from 1 July 2002. The Boeing 767-300 services will take the number of return services between Australia and Japan to 54 per week.

Qantas will codeshare on services operated by **one**world partner Lan Chile between Sydney and Santiago, Chile, via Auckland from 1 July 2002. The three new services per week will replace Qantas flights to Buenos Aires in Argentina.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY* MONTHLY TRAFFIC AND CAPACITY STATISTICS

FEBRUARY 2002

	Month			Financial Year to Date		
Domestic	**2001/02**	**2000/01**	**Change**	**2001/02**	**2000/01**	**Change**
Passengers carried ('000) **	1,220	800	52.5%	9,675	7,415	30.5%
Revenue Passenger Kilometres (m)	1,572	1,051	49.5%	12,882	9,809	31.3%
Available Seat Kilometres (m)	2,057	1,439	42.9%	16,182	12,279	31.8%
Revenue Seat Factor (%)	76.4	73.0	3.4 pts	79.6	79.9	(0.3) pts
International	**2001/02**	**2000/01**	**Change**	**2001/02**	**2000/01**	**Change**
Passengers carried ('000) **	667	597	11.7%	5,762	5,197	10.9%
Revenue Passenger Kilometres (m)	4,154	4,204	(1.2)%	35,244	36,103	(2.4)%
Available Seat Kilometres (m)	5,014	5,575	(10.1)%	45,532	47,109	(3.3)%
Revenue Seat Factor (%)	82.8	75.4	7.4 pts	77.4	76.6	0.8 pts
Core Airline	**2001/02**	**2000/01**	**Change**	**2001/02**	**2000/01**	**Change**
Passengers carried ('000) **	1,887	1,397	35.1%	15,437	12,612	22.4%
Revenue Passenger Kilometres (m)	5,725	5,255	8.9%	48,127	45,912	4.8%
Available Seat Kilometres (m)	7,071	7,014	0.8%	61,714	59,388	3.9%
Revenue Seat Factor (%)	81.0	74.9	6.1 pts	78.0	77.3	0.7 pts
Average Passenger Journey Length	3,034	3,762	(19.3)%	3,118	3,640	(14.4)%
Total Group Operations	**2001/02**	**2000/01**	**Change**	**2001/02**	**2000/01**	**Change**
Passengers carried ('000) **	2,162	1,625	33.0%	17,866	14,716	21.4%
Revenue Passenger Kilometres (m)	5,895	5,400	9.2%	49,720	47,308	5.1%
Available Seat Kilometres (m)	7,322	7,242	1.1%	63,960	61,384	4.2%
Revenue Seat Factor (%)	80.5	74.6	5.9 pts	77.7	77.1	0.6 pts

Notes

* Any adjustments to preliminary statistics will be included in the year-to-date results next month. Where figures have been rounded, discrepancies may occur between the sum of the components of items and the total, and in percentage changes which are derived from figures prior to rounding.

** The number of passengers carried is calculated on the basis of origin/destination (ie. one origin/destination journey represents one passenger regardless of the number of stage lengths undertaken).

Key

(m) Millions
RPKs: The number of paying passengers carried, multiplied by the number of kilometres flown
ASKs: The number of seats available for sale, multiplied by the number of kilometres flown


QANTAS

Media Release

QANTAS CORRECTS NEWSPAPER STATEMENTS

SYDNEY, 6 May 2002: Qantas Airways said today that statements in *The Sydney Morning Herald* and *The Age* that it "looks certain to shed hundreds of jobs in its regional airline" were completely wrong.

Qantas Chief Executive Officer Geoff Dixon said Qantas had in fact recently created hundreds of jobs in its regional airline operations and was continuing to employ new staff while other airlines had collapsed or slashed jobs.

"Last month, for example, we announced that we were adding six Boeing 717 aircraft to our fleet," Mr Dixon said. "This will increase non-stop services to regional areas and create more than 150 jobs within QantasLink for pilots, flight attendants, engineers and operational staff, including a new crew base in Hobart.

"From January this year, we also added five Dash 8-300 aircraft to our fleet, again boosting regional services and creating more than 90 jobs.

"QantasLink is now a substantial business, operating more than 2500 flights throughout regional Australia each week and providing employment for more than 2000 people.

"The airline's commitment to regional Australia was also highlighted when we provided hundreds of extra flights and services to help people stranded by the collapse of Ansett and its regional subsidiaries."

Mr Dixon said Qantas initiated a review of its regional businesses, following the upheaval caused by the collapse of Ansett and its regional subsidiaries, to ensure QantasLink operations and services to regional Australia continued to grow.

The review will not reduce services to regional Australia and indeed QantasLink has expanded its regional operations significantly over the past eight months.

As a result of this growth, QantasLink will provide employment for more people than it did before the review commenced in January 2002.

QantasLink employees and their representatives are being kept fully informed of the review process.

Issued by Qantas Public Affairs (Q2693)
Media Enquiries: Michael Sharp Telephone: (02) 9691 346[illegible]


QANTAS

Media Release

QANTAS REJECTS ACCC ACTION

SYDNEY, 7 May 2002: Qantas Airways today rejected the ACCC's action against the airline under section 46 of the Trade Practices Act.

Qantas Chief Executive Officer Geoff Dixon said the ACCC action related to a legitimate, commercially justified, competitive response by Qantas to Virgin Blue commencing operations on the Brisbane-Adelaide route in early 2001.

"The Commission has been investigating Qantas in relation to this issue since early February 2001 and Qantas has demonstrated clearly to the Commission that its actions did not breach the Trade Practices Act," Mr Dixon said.

"Furthermore, the competitive response by Qantas has clearly been supported by and benefited consumers as it has resulted in more services, greater choice and cheaper fares.

"Qantas clearly understands its obligations under the Trade Practices Act, has a comprehensive Trade Practices compliance program and ensures that all its commercial conduct complies with the law.

"After more than a year investigating this matter, why is the Commission commencing this action now? Is it intended to stifle Qantas in its legitimate commercial response to action taken by our competitors?

"As usual, the ACCC has issued a lengthy media release that attempts to justify its action.

"This action demonstrates the Commission's belief that it has a right to force organisations to change their conduct to fit within the Commission's academic perception of appropriate competitive behaviour, regardless of whether the conduct engaged in by the organisation complies with the law as established by Australian courts.

"The Commission's action is likely to have a chilling effect on legitimate competition, not only in the aviation industry but across the economy. This is not an appropriate use of the powers given to the ACCC and will ultimately result in harm to Australian consumers.

"I note that the ACCC concedes at the end of its media release that it will not pursue the majority of its investigations of Qantas behaviour," Mr Dixon said.

"Qantas will vigorously defend this action."

Issued by Qantas Public Affairs (Q2695)
Media Enquiries: Michael Sharp - Telephone 02 9691 3469


QANTAS

Media Release

QANTAS REACHES AGREEMENT WITH AMWU AND AWU

SYDNEY, 8 May 2002: Qantas Airways said today that the great majority of members of the Australian Metal Workers Union and Australian Workers Union had now voted to approve a 30-month wages agreement with the airline.

Qantas Chief Executive Officer Geoff Dixon said the agreement covered over 2,000 Qantas staff.

"The yes vote is currently about 75 per cent and while some employees will vote tomorrow, the Unions have said they expect the vote to be carried.

"AMWU and AWU employees will receive a 3 per cent wage increase for the year beginning 1 July, 2002 and a 1.5 per cent increase for the six month period beginning 1 July, 2003," Mr Dixon said.

"The agreement has also resulted in a simpler grading structure and improved career opportunities that will particularly benefit new employees, including apprentices.

"Importantly, this agreement will enable Qantas to be more competitive in the market for skilled trades staff."

Mr Dixon said today's agreement with the AMWU and AWU was consistent with the airline's wages approach for employees and followed last month's agreement with the Transport Workers Union for annual wage increases of 3 per cent from 1 July 2002.

"These agreements, covering over 7,000 Qantas employees, establish a good foundation for the next round of enterprise bargaining with other Unions."

Issued by Qantas Public Affairs (Q2696)
Media Enquiries: Michael Sharp - Telephone 02 9691 3469


QANTAS

Media Release

QANTAS SIMPLIFIES AIRFARE ADVERTISING

SYDNEY, 13 May 2002: Qantas announced today it would implement changes to the way it advertises airfares to give customers greater transparency with regard to the cost components of travel. This decision has been made particularly in view of the growing number and value of charges, levies and taxes imposed on airline tickets.

Qantas Executive General Manager Sales & Marketing, John Borghetti, said the new style of advertising was being introduced following an approach from the Australian Competition & Consumer Commission (ACCC) and constructive discussions with Commissioner John Martin and senior ACCC representatives.

Under the new policy, advertised airfares will include all charges, levies and taxes applicable to a ticket.

"We are implementing the new policy immediately for domestic travel. It will apply to international airfare advertising once the ACCC has informed all airlines and agents.

"The goal is to ensure there is no risk of confusion in our customers' minds about the ultimate cost of an airfare." Mr Borghetti said.

Issued by Qantas Public Affairs (Q2699)
Media Enquiries: Belinda de Rome - Telephone 02 9691 3762


QANTAS

Media Release

QANTAS PUTS BEDS IN BUSINESS CLASS

SYDNEY, 20 May 2002: Qantas today announced that it would invest $300 million to relaunch its International Business Class, featuring new seats that convert to beds.

Qantas Chief Executive Officer Geoff Dixon said the new Qantas International Business Class would offer the highest level of comfort and service, with custom-built seats that set a new standard in aircraft seat design.

"We believe our new seats will be the best all-round Business Class seats in the sky," Mr Dixon said.

"The Business Class cabin configuration will have 15 fewer seats than are currently on board, giving customers more space."

Features of the new Qantas Business Class seat include:

- 6'6" length and 25" width when fully reclined;
- A fixed cocoon-style seat surround to provide maximum privacy and provide a barrier to cabin noise;
- Extensive adjustment control to ensure maximum comfort in any position for all customers regardless of their height;
- Storage options for reading materials and other possessions, including a shoe cupboard and glove box for spectacles and travel documents;
- A PC power outlet that allows laptops to be plugged straight in without the need for adaptor cables;
- A large 10.4" screen offering multi-channel entertainment;
- A back massage feature; and
- High-quality noise cancellation headsets.

Mr Dixon said Qantas had developed the design in partnership with one of the world's leading industrial designers, London-based Australian Marc Newson, and US manufacturer BE Aerospace.

"The design process followed extensive research involving our business customers who told us they wanted a seat that converted into a bed for sleeping but which also offered the maximum level of comfort as an armchair, dining chair and work chair. They also wanted privacy, flexibility and personal space.

"We believe our new seats will exceed our customers' expectations, with regard to both the seat and the innovative way we are using the surrounding space," Mr Dixon said.

"Marc Newson's seat designs for the home have achieved icon status in design and architecture circles. We believe the Qantas Business Class seat, which not only looks fantastic but sets new standards for comfort and ease of use, will achieve the same fame."

Mr Dixon said the re-designed Qantas International Business Class would also include:

- a lighting system designed exclusively for Qantas;
- artworks on display at the front of the cabin;
- a self-service bar area;
- new-style catering to provide more choice and flexibility; and
- a range of improvements on the ground such as more secluded premium check-in areas offering more personal service.

Installation of the new Business Class seats will start within the next 12 months and be introduced initially on the airline's London and Hong Kong routes in the first half of 2003.

This latest investment follows a range of international product and service enhancements including:

- This month's opening of a new flagship Qantas Club at the Sydney International Terminal with facilities for up to 500 Business Class and 150 First Class customers – the largest departure lounge in the Southern Hemisphere;
- New international lounges in Melbourne and Honolulu, and for First Class customers in Singapore;
- Plans for new First and Business Class lounges in Bangkok and a new Singapore Business Class lounge;
- Installation of a $300 million in-flight entertainment system in the airline's Boeing 747-400 aircraft featuring individual seat back videos in Economy Class, larger touch screens and PC Power in First and Business Class and in seat telephones in all classes – due for completion early next year;
- Re-designed 747-400 cabin interiors with new seat fabrics, curtains, carpet, pure woollen blankets, pillows and in First Class, doonas; and
- Six new Boeing 747-400 Extended Range aircraft to be delivered from November 2002.

"We are committed to continually looking at ways to improve our product to ensure our customers have the best possible experience when flying Qantas," Mr Dixon said.

Issued by Qantas Public Affairs (Q2704)
Media Enquiries: - Belinda de Rome Telephone 02 9691 3762


QANTAS

Media Release

QANTAS TO EXPAND MAINTENANCE OPERATIONS AT BRISBANE AIRPORT

SYDNEY, 21 May 2002: Qantas announced today that it had entered into a 40-year lease over 110,000 square metres of land at Brisbane Airport, further advancing its plans to build a heavy maintenance facility there for its 36-strong fleet of Boeing 767 aircraft.

Qantas has also made an offer to purchase the former Ansett hangar at Brisbane Airport and this offer has been accepted by the Administrator.

"These developments in Brisbane highlight Qantas' commitment to keep jobs, particularly engineering and maintenance jobs, in Australia," said Qantas Executive General Manager Aircraft Operations David Forsyth.

"The new heavy maintenance facility will initially employ about 380 people and grow to eventually employ about 550 people," he said.

"It is expected to begin operating in late 2003 or early 2004 and will feature a three-bay aircraft hangar, two-storey workshop, stores facility, car park and aircraft apron.

"When the development is completed, Qantas will conduct heavy maintenance for Boeing 767s in Brisbane and continue heavy maintenance for Boeing 747s in Sydney and Avalon and heavy maintenance for Boeing 737s in Melbourne."

Mr Forsyth said Qantas' existing Boeing 767 heavy maintenance facility, located at Mascot in Sydney, could not meet the future demands of the airline's expanding fleet and, in addition, the space was needed for the future expansion of the Qantas Domestic Terminal.

He said Mascot-based heavy maintenance and workshop staff would be offered the opportunity to relocate to the new Brisbane base. However, there would be no forced redundancies due to the expansion of other aircraft maintenance work at Sydney.

Issued by Qantas Public Affairs (Q2705)
Media Enquiries: Allison Maxwell - Telephone (02) 9691 4586

General Counsel
Brett Johnson


QANTAS

21 May 2002

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000
Facsimile: 1300 300 021

Dear Sir

Preliminary Monthly Traffic and Capacity Statistics – March 2002

Attached are the Qantas Preliminary Monthly Traffic and Capacity Statistics for March 2002.

Yours faithfully

Brett Johnson
General Counsel

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY* MONTHLY TRAFFIC AND CAPACITY STATISTICS
MARCH 2002

Summary of Traffic and Capacity Statistics

Month of March 2002

International traffic, measured in Revenue Passenger Kilometres (RPKs) increased by 1.2 percent in March 2002 while capacity, measured in Available Seat Kilometres (ASKs), fell by 9.5 percent. This resulted in a revenue seat factor of 83.4 percent, 8.8 percentage points higher than for March 2001.

Domestic RPKs increased by 52.8 percent in March, while ASKs increased by 43.5 percent over the same period. The resulting revenue seat factor of 82.4 percent was 5.1 percentage points higher than the previous year.

March Group (comprising international, domestic and regional) passenger numbers increased by 32.3 percent over the previous year. RPKs increased by 12.0 percent, while ASKs were up 1.5 percent, resulting in a revenue seat factor of 82.7 percent, which was 7.8 percentage points higher than the previous year.

Year to Date March 2002

International revenue seat factor for year to date March 2002 increased by 1.7 percentage points to 78.1 percent when compared with year to date March 2001, while international yield excluding exchange decreased by 1.0 percent over the same period. Domestic yield excluding exchange for the financial year to March increased by 6.4 percent, continuing to reflect the impact of the competitive four-airline market that existed in the previous year. Domestic revenue seat factor increased by 0.4 percentage points to 80.0 percent over the same period.

Group passenger numbers for the year to March 2002 increased by 22.8 percent over the previous year. RPKs and ASKs increased by 5.9 percent and 3.9 percent respectively, resulting in a revenue seat factor of 78.3 percent, up 1.5 percentage points from the previous year.

Recent Developments

Qantas has rejected the ACCC's action against the airline under section 46 of the Trade Practices Act. The ACCC action relates to a legitimate, commercially justified, competitive response by Qantas to Virgin Blue commencing operations on the Brisbane-Adelaide route in early 2001. Qantas will vigorously defend this action.

Qantas announced that the majority of members of the Australian Metal Workers Union (AMWU) and Australian Workers Union (AWU) had voted to approve a 30 month wages agreement with the airline. Under the agreement, AMWU and AWU employees will receive a 3 per cent wage increase for the year beginning 1 July 2002 and a 1.5 per cent increase for the six month period beginning 1 July 2003.

Qantas announced that it will invest $300 million to relaunch its International Business Class, featuring new custom-built seats that convert to beds. The International Business Class cabin configuration will have 15 fewer seats than are currently on board, giving customers more space. The re-designed International Business Class will also include a range of other improvements both in the air and on the ground. Installation of the new Business Class seats will start within the next 12 months and will be introduced initially on the airline's London and Hong Kong routes in the first half of 2003.

On 8 May 2002, Qantas opened its flagship Qantas Club at Sydney's International Terminal. The lounge is the largest international airport departure lounge in the Southern Hemisphere, twice the size of the previous lounge and will provide room and seating for up to 650 guests. The new lounge is part of a $50 million investment over the next 12 months in what is the airline's biggest airport lounge development program.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY* MONTHLY TRAFFIC AND CAPACITY STATISTICS

MARCH 2002

	Month			Financial Year to Date		
Domestic	**2001/02**	**2000/01**	**Change**	**2001/02**	**2000/01**	**Change**
Passengers carried ('000) **	1,432	960	49.2%	11,113	8,374	32.7%
Revenue Passenger Kilometres (m)	1,885	1,233	52.8%	14,767	11,042	33.7%
Available Seat Kilometres (m)	2,288	1,595	43.5%	18,470	13,874	33.1%
Revenue Seat Factor (%)	82.4	77.3	5.1 pts	80.0	79.6	0.4 pts
International	**2001/02**	**2000/01**	**Change**	**2001/02**	**2000/01**	**Change**
Passengers carried ('000) **	768	662	16.0%	6,543	5,859	11.7%
Revenue Passenger Kilometres (m)	4,672	4,617	1.2%	39,916	40,719	(2.0)%
Available Seat Kilometres (m)	5,602	6,189	(9.5)%	51,134	53,298	(4.1)%
Revenue Seat Factor (%)	83.4	74.6	8.8 pts	78.1	76.4	1.7 pts
Core Airline	**2001/02**	**2000/01**	**Change**	**2001/02**	**2000/01**	**Change**
Passengers carried ('000) **	2,200	1,622	35.6%	17,656	14,233	24.0%
Revenue Passenger Kilometres (m)	6,556	5,850	12.1%	54,683	51,762	5.6%
Available Seat Kilometres (m)	7,890	7,784	1.4%	69,604	67,172	3.6%
Revenue Seat Factor (%)	83.1	75.1	8.0 pts	78.6	77.1	1.5 pts
Average Passenger Journey Length	2,980	3,607	(17.4)%	3,097	3,637	(14.8)%
Total Group Operations	**2001/02**	**2000/01**	**Change**	**2001/02**	**2000/01**	**Change**
Passengers carried ('000) **	2,502	1,891	32.3%	20,387	16,606	22.8%
Revenue Passenger Kilometres (m)	6,746	6,023	12.0%	56,466	53,331	5.9%
Available Seat Kilometres (m)	8,160	8,036	1.5%	72,119	69,420	3.9%
Revenue Seat Factor (%)	82.7	74.9	7.8 pts	78.3	76.8	1.5 pts

Notes
* Any adjustments to preliminary statistics will be included in the year-to-date results next month. Where figures have been rounded, discrepancies may occur between the sum of the components of items and the total, and in percentage changes which are derived from figures prior to rounding.

** The number of passengers carried is calculated on the basis of origin/destination (ie. one origin/destination journey represents one passenger regardless of the number of stage lengths undertaken).

Key
(m) Millions
RPKs: The number of paying passengers carried, multiplied by the number of kilometres flown
ASKs: The number of seats available for sale, multiplied by the number of kilometres flown


QANTAS

Media Release

QANTAS STATEMENT

SYDNEY, 30 May 2002: Qantas Chief Executive Officer Geoff Dixon today confirmed that Qantas is involved in discussions with Air New Zealand on a wide range of business issues, including a minority Qantas shareholding in Air New Zealand.

Issued by Qantas Public Affairs (Q2714)
Media Enquiries: Michael Sharp - Telephone 02 9691 3469




AUSTRALIAN STOCK EXCHANGE
QAN000569

Media Release

E-BUSINESS INITIATIVE ON Q

SYDNEY, 21 June 2002: Qantas today announced a comprehensive e-business initiative that will transform the way the airline conducts its business.

Chief Information Officer Fiona Balfour said the program, known as eQ, was a serious commitment to, and investment in, e-business.

"For Qantas to remain competitive and to meet future business challenges it is imperative that we lay down the foundation now for creating a fully e-enabled organisation," Ms Balfour said. "eQ represents that first and significant step.

"eQ will enable us to provide new and innovative business solutions through a series of projects designed to increase productivity and efficiency, and drive significant cost savings expected to be more than 15 per cent in e-enabled areas.

"The scope of the work will cover corporate functions such as Human Resources, Finance, Payroll, Purchasing as well as customer and Frequent Flyer areas," she said. "Self service capabilities will be delivered within Qantas and be significantly enhanced for customers who use our online facilities."

Ms Balfour said the program included a planning phase focusing on the scoping, analysis, and alignment of business systems and processes across key corporate and commercial areas.

"This is the foundation planning activity for the eQ program which we have selected PwC Consulting to lead.

"IBM Global Services has been selected to partner in the study and will provide infrastructure and hosting services, while Oracle Corporation's E-Business Suite will deliver the future platform for Qantas."

Implementation will commence following the successful completion of the planning phase.

Issued by Qantas Public Affairs (Q2722)
Media Enquiries: Sonya Sandham - Telephone (02) 9691 3473


QANTAS

Media Release

STATEMENT BY QANTAS AIRWAYS LIMITED

SYDNEY, 24 June 2002: Qantas Chief Executive Officer Geoff Dixon said today that the company expected to exceed its profit before tax target of $550 million dollars for the financial year ended 2002 by more than 10 per cent.

This improved result was due to a range of factors, including a faster recovery in the international aviation market, a solid domestic performance and improved overall productivity.

Mr Dixon said the main drivers of the improved productivity included:

- the introduction of new, more efficient aircraft into the domestic fleet;
- benefits delivered through the dedicated ***Cityflyer*** shuttle service;
- a lower cost of sale from a significant increase in internet bookings; and
- reduced overhead costs due to improved benefits of scale.

Mr Dixon said the results for the 2001/02 year would provide a solid foundation for 2002/03 when the company's major capital expenditure program would begin to impact.

For the four years to 2005, Qantas will invest an average of $2.5 billion dollars each year on new aircraft, upgraded lounges and improved product, including inflight entertainment and international sleeper beds.

Issued by Qantas Public Affairs (Q2725)
Media Enquiries: Michael Sharp - Telephone (02) 9691 3469

General Counsel
Brett Johnson


QANTAS

8 July 2002

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000
Facsimile: 1300 300 021

Dear Sir

Preliminary Monthly Traffic and Capacity Statistics – April 2002

Attached are the Qantas Preliminary Monthly Traffic and Capacity Statistics for April 2002.

Yours faithfully

Brett Johnson
General Counsel

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY* MONTHLY TRAFFIC AND CAPACITY STATISTICS
APRIL 2002

Summary of Traffic and Capacity Statistics

Month of April 2002

International traffic, measured in Revenue Passenger Kilometres (RPKs) decreased by 3.8 percent in April 2002 while capacity, measured in Available Seat Kilometres (ASKs), fell by 11.9 percent. This resulted in a revenue seat factor of 81.6 percent, 6.9 percentage points higher than for April 2001.

Domestic RPKs increased by 42.6 percent in April, while ASKs increased by 47.4 percent over the same period. The resulting revenue seat factor of 80.4 percent was 2.7 percentage points lower than the previous year.

April Group (comprising international, domestic and regional) passenger numbers increased by 23.2 percent over the previous year. RPKs increased by 6.7 percent, while ASKs were up 0.6 percent, resulting in a revenue seat factor of 80.8 percent, which was 4.6 percentage points higher than the previous year.

Year to Date April 2002

International revenue seat factor for year to date April 2002 increased by 2.2 percentage points to 78.4 percent when compared with year to date April 2001, while international yield excluding exchange decreased by 0.8 percent over the same period. Domestic yield excluding exchange for the financial year to April increased by 7.5 percent. Domestic revenue seat factor increased by 0.1 percentage points to 80.0 percent over the same period.

Group passenger numbers for the year to April increased by 22.9 percent over the previous year. RPKs and ASKs increased by 6.0 percent and 3.6 percent respectively, resulting in a revenue seat factor of 78.5 percent, up 1.7 percentage points from the previous year.

Recent Developments

Qantas announced that the company expects to exceed its profit before tax target of $550 million for the financial year ended 30 June 2002 by more than 10 percent. This improved result is due to a range of factors, including a faster recovery in the international aviation market, a solid domestic performance and improved overall productivity. Qantas also confirmed that for the four financial years to 2005, Qantas will invest an average of $2.5 billion dollars each year in new aircraft, upgraded lounges and improved product, including inflight entertainment and international sleeper beds.

From 1 July 2002, Qantas will introduce two additional return flights each week from Brisbane to Los Angeles via Auckland, taking the total number of Los Angeles services to 28 each week. Qantas is also planning to add four return services a week between Sydney and Los Angeles from January 2003, returning total Los Angeles services to their pre-September 11 level of 32 per week.

Qantas announced a comprehensive e-business initiative, known as eQ, which represents the first step in e-enabling Qantas. eQ will enable Qantas to provide new and innovative business solutions through a series of projects designed to increase productivity and efficiency, and drive significant cost savings expected to be more than 15 percent in e-enabled areas. A planning study will begin next month with implementation expected to commence in early 2003.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY* MONTHLY TRAFFIC AND CAPACITY STATISTICS

APRIL 2002

	Month			Financial Year to Date		
Domestic	**2001/02**	**2000/01**	**Change**	**2001/02**	**2000/01**	**Change**
Passengers carried ('000) **	1,314	965	36.2%	12,439	9,340	33.2%
Revenue Passenger Kilometres (m)	1,841	1,291	42.6%	16,608	12,333	34.7%
Available Seat Kilometres (m)	2,291	1,554	47.4%	20,761	15,428	34.6%
Revenue Seat Factor (%)	80.4	83.1	(2.7) pts	80.0	79.9	0.1 pts
International	**2001/02**	**2000/01**	**Change**	**2001/02**	**2000/01**	**Change**
Passengers carried ('000) **	700	654	7.0%	7,244	6,513	11.2%
Revenue Passenger Kilometres (m)	4,325	4,496	(3.8)%	44,241	45,216	(2.2)%
Available Seat Kilometres (m)	5,301	6,017	(11.9)%	56,435	59,316	(4.9)%
Revenue Seat Factor (%)	81.6	74.7	6.9 pts	78.4	76.2	2.2 pts
Core Airline	**2001/02**	**2000/01**	**Change**	**2001/02**	**2000/01**	**Change**
Passengers carried ('000) **	2,014	1,619	24.4%	19,683	15,853	24.2%
Revenue Passenger Kilometres (m)	6,166	5,787	6.6%	60,849	57,549	5.7%
Available Seat Kilometres (m)	7,592	7,571	0.3%	77,196	74,743	3.3%
Revenue Seat Factor (%)	81.2	76.4	4.8 pts	78.8	77.0	1.8 pts
Average Passenger Journey Length	3,062	3,575	(14.3)%	3,091	3,630	(14.8)%
Total Group Operations	**2001/02**	**2000/01**	**Change**	**2001/02**	**2000/01**	**Change**
Passengers carried ('000) **	2,314	1,878	23.2%	22,714	18,485	22.9%
Revenue Passenger Kilometres (m)	6,354	5,956	6.7%	62,818	59,286	6.0%
Available Seat Kilometres (m)	7,863	7,815	0.6%	79,981	77,237	3.6%
Revenue Seat Factor (%)	80.8	76.2	4.6 pts	78.5	76.8	1.7 pts

Notes

* Any adjustments to preliminary statistics will be included in the year-to-date results next month. Where figures have been rounded, discrepancies may occur between the sum of the components of items and the total, and in percentage changes which are derived from figures prior to rounding.

** The number of passengers carried is calculated on the basis of origin/destination (ie. one origin/destination journey represents one passenger regardless of the number of stage lengths undertaken).

Key

(m) Millions
RPKs: The number of paying passengers carried, multiplied by the number of kilometres flown
ASKs: The number of seats available for sale, multiplied by the number of kilometres flown

General Counsel
Brett Johnson


QANTAS

25 July 2002

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000
Facsimile: 1300 300 021

Dear Sir

Preliminary Monthly Traffic and Capacity Statistics – May 2002

Attached are the Qantas Preliminary Monthly Traffic and Capacity Statistics for May 2002.

Yours faithfully

per Brett Johnson
General Counsel

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY* MONTHLY TRAFFIC AND CAPACITY STATISTICS
MAY 2002

Summary of Traffic and Capacity Statistics

Month of May 2002

International traffic, measured in Revenue Passenger Kilometres (RPKs) increased by 0.6 percent in May 2002 while capacity, measured in Available Seat Kilometres (ASKs), fell by 10.2 percent. This resulted in a revenue seat factor of 75.9 percent, 8.2 percentage points higher than for May 2001.

Domestic RPKs increased by 48.2 percent in May, while ASKs increased by 42.5 percent over the same period. The resulting revenue seat factor of 77.8 percent was 3.0 percentage points higher than the previous year.

May Group (comprising international, domestic and regional) passenger numbers increased by 26.4 percent over the previous year. RPKs increased by 11.8 percent, while ASKs were up 1.2 percent, resulting in a revenue seat factor of 76.3 percent, which was 7.3 percentage points higher than the previous year.

Year to Date May 2002

International revenue seat factor for year to date May 2002 increased by 2.8 percentage points to 78.2 percent when compared with year to date May 2001, while international yield excluding exchange decreased by 0.2 percent over the same period. Domestic yield excluding exchange for the financial year to May increased by 7.2 percent. Domestic revenue seat factor increased by 0.3 percentage points to 79.8 percent over the same period.

Group passenger numbers for the year to May increased by 23.3 percent over the previous year. RPKs and ASKs increased by 6.5 percent and 3.3 percent respectively, resulting in a revenue seat factor of 78.3 percent, up 2.3 percentage points from the previous year.

Recent Developments

Qantas announced it will purchase four new Boeing 737-800 aircraft and take options for an additional four. The four additional aircraft, to be delivered from early 2003, will take the Qantas Boeing 737-800 fleet to 19 and ensure that Qantas has the capacity to meet expected growth in the domestic market. Qantas will also lease three additional Boeing 737-300 aircraft to boost capacity in the New Zealand domestic market, taking the Qantas New Zealand fleet to seven.

Qantas has announced capacity increases on its Singapore and Europe routes as part of its new northern winter schedules. Effective 28 July 2002, the schedules include new return Sydney–Singapore and Melbourne–Singapore flights, connecting in Singapore with Qantas services to London, Paris and Rome, new Perth–Rome and Perth–Paris return flights via Singapore, and larger aircraft on return Brisbane–Singapore and Perth–Singapore services. Qantas will operate three additional return services from Australia to London via Singapore from 7 December 2002.

From August 2002, Qantas will introduce new *QuickCheck* self-service kiosks at Sydney and Melbourne domestic airports. Customers will be able to use *QuickCheck* kiosks located in the departure area of the terminal to check-in themselves and their baggage, view a map of the aircraft seating plan and select a seat. Kiosks for customers without baggage will also be located in Qantas Club lounges and close to CityFlyer departure gates.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY* MONTHLY TRAFFIC AND CAPACITY STATISTICS

MAY 2002

	Month			Financial Year to Date		
Domestic	**2001/02**	**2000/01**	**Change**	**2001/02**	**2000/01**	**Change**
Passengers carried ('000) **	1,306	936	39.5%	13,762	10,276	33.9%
Revenue Passenger Kilometres (m)	1,805	1,218	48.2%	18,413	13,551	35.9%
Available Seat Kilometres (m)	2,319	1,627	42.5%	23,080	17,055	35.3%
Revenue Seat Factor (%)	77.8	74.8	3.0 pts	79.8	79.5	0.3 pts
International	**2001/02**	**2000/01**	**Change**	**2001/02**	**2000/01**	**Change**
Passengers carried ('000) **	650	597	8.9%	7,894	7,109	11.0%
Revenue Passenger Kilometres (m)	4,126	4,100	0.6%	48,367	49,315	(1.9)%
Available Seat Kilometres (m)	5,439	6,058	(10.2)%	61,874	65,373	(5.4)%
Revenue Seat Factor (%)	75.9	67.7	8.2 pts	78.2	75.4	2.8 pts
Core Airline	**2001/02**	**2000/01**	**Change**	**2001/02**	**2000/01**	**Change**
Passengers carried ('000) **	1,956	1,533	27.6%	21,656	17,385	24.6%
Revenue Passenger Kilometres (m)	5,931	5,317	11.5%	66,780	62,866	6.2%
Available Seat Kilometres (m)	7,757	7,685	0.9%	84,953	82,428	3.1%
Revenue Seat Factor (%)	76.5	69.2	7.3 pts	78.6	76.3	2.3 pts
Average Passenger Journey Length	3,032	3,469	(12.6)%	3,084	3,616	(14.7)%
Total Group Operations	**2001/02**	**2000/01**	**Change**	**2001/02**	**2000/01**	**Change**
Passengers carried ('000) **	2,272	1,797	26.4%	25,003	20,281	23.3%
Revenue Passenger Kilometres (m)	6,128	5,481	11.8%	68,947	64,768	6.5%
Available Seat Kilometres (m)	8,035	7,940	1.2%	88,016	85,176	3.3%
Revenue Seat Factor (%)	76.3	69.0	7.3 pts	78.3	76.0	2.3 pts

Notes

* Any adjustments to preliminary statistics will be included in the year-to-date results next month. Where figures have been rounded, discrepancies may occur between the sum of the components of items and the total, and in percentage changes which are derived from figures prior to rounding.

** The number of passengers carried is calculated on the basis of origin/destination (ie. one origin/destination journey represents one passenger regardless of the number of stage lengths undertaken).

Key

(m)	Millions
RPKs:	The number of paying passengers carried, multiplied by the number of kilometres flown
ASKs:	The number of seats available for sale, multiplied by the number of kilometres flown


QANTAS

Media Release

QANTAS ADVICE FOR TRAVEL ON FRIDAY, 2 AUGUST

SYDNEY, 31 July 2002: Qantas today issued the following advice to customers scheduled to travel on Friday, 2 August.

The advice follows notice from the Australian Services Union that it will take industrial action around the country for up to 12 hours on Friday.

1. International flights

All Qantas international flights will operate on Friday. Most are expected to operate on time, although there may be some delays.

Passengers travelling internationally are advised to arrive at the airport at least 3 hours before their flight is scheduled to depart.

2. QantasLink flights to regional Australia

All QantasLink flights to regional Australia are currently scheduled to operate on Friday. Due to the industrial action taking place, some disruption and delays are expected.

QantasLink passengers are advised to arrive at the airport at least 1½ hours before their flight is scheduled to depart.

3. Domestic flights on major routes

Domestic flights on major routes will be affected while the industrial action is taking place – that is, up until about 5.00 pm AEST. As a result of the industrial action, many flights will be rescheduled or cancelled.

A new Friday schedule for domestic flights will be available from 8.00 pm today.

Passengers booked to fly on Friday are encouraged to change their travel plans, if possible. They can do so without penalty for travel up to 9 August.

People wanting to change their travel plans should contact their travel agent or call Qantas on 13 13 13.

People who are travelling domestically on Friday should also contact their travel agent or call Qantas on 13 13 13 to check their new travel time – which will be available after 8.00 pm today.

Qantas Executive General Manager Human Resources Kevin Brown said: "We are very disappointed that the ASU has decided to take industrial action aimed at disrupting customers' travel plans on one of the busiest days of the week and at the beginning of what is a long weekend for many people in NSW.

"We have offered the ASU a bonus payment of 3%, and potentially 4%, for the year to 30 June 2002 plus a 3% wage increase each year for the next two years – an offer that has been accepted by three other Unions.

"Qantas believes this offer is fair and reasonable."

Issued by Qantas Public Affairs (Q2744)
Media Enquiries: Michael Sharp - Telephone 02 9691 3469


QANTAS

Media Release

QANTAS STATEMENT ON QANTAS SALE ACT

SYDNEY, 6 August 2002: Qantas Chief Executive Officer Geoff Dixon said today that removal of foreign investment limits from the Qantas Sale Act would ensure Qantas remained globally competitive and enhance, not diminish, the airline's ability to provide even more services to regional Australia.

"The point has been reached where the overall limitation on foreign ownership in Qantas is restricting the airline's ability to reach its full potential," Mr Dixon said. "It also imposes an artificial ceiling on our share price and so increases our cost of capital.

"No other Australian company is subject to legislation that limits its access to foreign equity capital in this way. We believe that it should be sufficient to rely on the Foreign Investment Review Board to determine what is in the national interest, like every other company in the country."

Mr Dixon stressed that Qantas would retain its Australian identity and icon status if the foreign investment limits were removed from the Qantas Sale Act.

"Qantas would remain an Australian company with an Australian Board and headquarters, operating out of Australia and employing tens of thousands of Australians," he said.

"Foreign investors, including foreign airlines, would not be allowed to control Qantas. This would ensure that Qantas continues to satisfy the requirements of bilateral agreements that allow it to fly to other countries.

"This is about increasing Qantas' access to equity capital, not permitting greater investment in Qantas by foreign airlines."

Mr Dixon said that, unlike many other international carriers owned or propped up by their Governments, Qantas could not survive without an internationally competitive and efficient cost of capital. He said few people realised that 37 international passenger airlines flew into Australia each week.

He said Qantas had grown its regional operations substantially over the past five years, and by almost 30 per cent since the collapse of Ansett. QantasLink now operates more than 2,500 flights each week to more than 55 destinations across Australia. This year, Qantas had invested in an additional five Dash 8 and six Boeing 717 aircraft for its regional operations, taking the total fleet to 63 and creating hundreds of jobs.

"Qantas is keenly aware of the importance of air services to regional Australia and it is completely wrong to suggest that removal of the foreign investment cap would diminish in any way our proven and ongoing commitment to regional Australia," he said.

Mr Dixon said it would be extraordinary if opportunities for Qantas to grow – opportunities that would create jobs and boost tourism both within Australia and into and out of Australia – were curtailed by short term concerns over a possible further selldown of Telstra.

Issued by Qantas Public Affairs (Q2748)
Media Enquiries: Michael Sharp - Telephone 02 9691 3469


QANTAS

Media Release

QANTAS DISAPPOINTED AT QANTAS SALE ACT DECISION

SYDNEY, 13 August 2002: Qantas Chairman Margaret Jackson said today the company was extremely disappointed with today's decision by Cabinet to leave in place the foreign investment limits imposed by the Qantas Sale Act.

"We are disappointed because this decision was made despite our case being detailed, strong and compelling and strongly supported by the investment community and industry analysts," Ms Jackson said.

"We are also disappointed that this issue was caught up in the politics surrounding a completely separate issue – the possible further selldown of Telstra.

"Qantas is both conscious and proud of its status as an Australian icon. However, I fail to see how the national interest will be advanced by denying Qantas the opportunity to access much needed equity capital on a cost-effective basis in order to invest, grow and compete on the lopsided, harsh and unforgiving international playing field."

Issued by Qantas Public Affairs (Q2753)
Media Enquiries: Michael Sharp - Telephone 02 9691 3469


QANTAS

Media Release

QANTAS ADVICE FOR TRAVEL ON MONDAY, 19 AUGUST

SYDNEY, 15 August 2002: Qantas today issued the following advice to customers scheduled to travel on Monday, 19 August. The advice follows notice from the Australian Services Union that it will take industrial action around the country for 24 hours.

1. International flights

All Qantas international flights will operate on Monday. Most are expected to operate on time, although there may be some delays.

Passengers travelling internationally are advised to arrive at the airport at least 3 hours before their flight is scheduled to depart.

2. QantasLink flights to regional Australia

All QantasLink flights to regional Australia are currently scheduled to operate on Monday. Due to the industrial action taking place, some delays are expected.

QantasLink passengers are advised to arrive at the airport at least 1½ hours before their flight is scheduled to depart.

3. Domestic flights on major routes

As a result of the industrial action, many domestic flights on major routes will be rescheduled and some will be cancelled.

A new Monday schedule for domestic flights will be available from tomorrow morning, Friday 16 August.

Passengers booked to fly domestically on Monday may change their travel plans. They can do so without penalty for travel up to 26 August.

People wanting to change their travel plans should contact their travel agent or call Qantas on 13 13 13.

People who are travelling domestically on Monday should also contact their travel agent or call Qantas on 13 13 13 to check their new travel time – which will be available from tomorrow morning, Friday 16 August.

Issued by Qantas Public Affairs (Q2756)
Media Enquiries: Michael Sharp - Telephone 02 9691 3469


QANTAS

Media Release

QANTAS RESULTS

FOR THE YEAR ENDED 30 JUNE 2002

HIGHLIGHTS

- Profit before tax of $631.0 million
- Net profit of $428.0 million
- Revenue of $11.3 billion
- Final dividend of nine cents per share
- Earnings per share of 29.1 cents per share

QANTAS REPORTS PROFIT BEFORE TAX OF $631 MILLION

SYDNEY, 21 August 2002: Qantas today announced a profit before tax of $631.0 million for the year ended 30 June 2002. Net profit was $428.0 million.

The Directors declared a fully franked final dividend of 9 cents per share, bringing the total fully franked dividends for the year to 17 cents per share.

Chairman Margaret Jackson said the result was pleasing given that it was achieved in extraordinary circumstances, including:

- the failure of two domestic airlines and the need for Qantas to grow rapidly, virtually overnight, to prevent a chaotic situation in domestic aviation;
- the events of September 11 and the subsequent "meltdown" of international aviation which saw airline losses worldwide grow to over $US12 billion;
- a major ramp up of capacity by Qantas which saw, in a 12 month period, the addition of 15 new Boeing 737-800s, seven Dash 8s, six Boeing 717s and one Boeing 737-300 to the Qantas fleet plus the short-term lease of another 11 aircraft;
- a growth in Qantas staff numbers by around 1,500 to over 33,000 people;
- continued major review and investment in Qantas security to meet the changed circumstances resulting from September 11.

Ms Jackson said Qantas' effort in achieving such a good result was a tribute to management and staff.

"I am extremely pleased to confirm that as a result of their efforts and in line with our commitment late last year, staff will receive a special four per cent bonus payment.

"The Board has also decided to allocate $1,000 worth of Qantas shares to all Australia-based staff under the Qantas Profit Share Scheme."

Chief Executive Officer Geoff Dixon said highlights of the results included:

- a vast improvement in international operations in the second half of the year despite extremely difficult global conditions;
- the strong performance by domestic operations and subsidiary businesses;
- capital expenditure of $2.46 billion, marking the beginning of the company's substantially increased investment program.

"Given the circumstances of the industry in Australia over the past 12 months, all sectors of the business performed credibly," Mr Dixon said.

"Our domestic and subsidiary operations were particularly strong, offsetting a downturn in international operations that worsened substantially after September 11.

"The international operations improved strongly in the second half of the year as some confidence was restored and load factors improved. This provides a strong base for further improvement."

Mr Dixon said Qantas had a good portfolio of businesses to continue growth in coming years.

"We are also well placed to continue substantial investment in new aircraft, upgraded inflight products and airport infrastructure in Australia.

"This investment is needed as our competitors, particularly internationally and in this region, are also upgrading aircraft and product and competing aggressively."

Mr Dixon said Qantas had no option but to continue to change its business and to seek further efficiencies in all areas.

"We can only grow and invest if these efficiencies are realised in coming years. Further efficiencies are the only real pathway for job security and job growth," he said.

Mr Dixon said Qantas would continue its strategies of:

- segmenting its flying business to align costs and revenues in particular markets;
- investing in and growing its subsidiary businesses;
- seeking mutually beneficial partnerships with other quality airlines.

Qantas will also launch its new low cost, full service, medium-haul leisure airline, Australian Airlines, in late October. Australian Airlines will operate on routes from which Qantas has withdrawn and on routes where Qantas has been unable to extract a satisfactory return.

Mr Dixon said Qantas had demonstrated time and again during the past year its strong commitment and responsibilities to the Australian community.

"We employ over 31,000 people in Australia, we spend billions of dollars with Australian suppliers and we support Australian tourism with tens of millions of dollars. We are also a major supporter of the arts, sports and charitable organisations," he said.

Core Business Operations

International operations were under pressure at the beginning of the year, due to the slowing of international economies, and were then severely impacted by the events of September 11. A loss of $15.5 million was reported for the first six months of the year.

Performance improved significantly in the second half of the year. Full year earnings before interest and tax (EBIT) totalled $202.8 million, less than half last year's contribution of $458.7 million.

International traffic, measured in Revenue Passenger Kilometres (RPKs), fell by 2.0 per cent. Capacity fell by 5.6 per cent. Seat factor improved by 2.9 percentage points to 78.2 per cent. Yield (excluding the impact of favourable movements in foreign exchange) fell by 0.2 per cent.

Domestic operations performed strongly, with EBIT increasing by $170.8 million to $298.2 million. RPKs increased by 36.4 per cent while capacity grew by 35.7 per cent, leading to an increase in seat factor of 0.4 percentage points to 79.5 per cent. Yield (after excluding the favourable impact of movements in foreign exchange) increased by 6.7 per cent.

Subsidiary operations grew significantly, with EBIT increasing 62.5 per cent to $178.3 million.

QantasLink EBIT rose $36.1 million to $42.5 million, primarily due to improved loads and yields following difficulties experienced by other regional airlines. Overall, QantasLink capacity increased 11.1 per cent while seat factor rose 1.8 percentage points. Expenditure also rose, due to higher capacity and passenger volumes and increased fuel and maintenance costs.

Qantas Holidays increased EBIT by $8.9 million, or 26.6 per cent, to $42.4 million due to strong growth in domestic business and efficiency benefits. The performance was also boosted by the devaluation of the Australian Dollar against major trading currencies, making Australia a relatively cheap holiday destination, and the perception of Australia as a 'safe-destination' for tourists.

Qantas Flight Catering lifted EBIT by $15.3 million, or 28.2 per cent, to $69.6 million. Meals produced grew by 6.7 per cent. The full integration of Caterair contributed to the improved performance.

Revenue

Revenue for the year totalled $11.3 billion, an increase of $1.1 billion or 11.1 per cent. Excluding the impacts of foreign exchange rate movements, total revenue increased by 10.8 per cent.

Passenger revenue increased by 13.7 per cent, with RPKs growing 6.5 per cent and yield improving 6.7 per cent. The yield improvement was partly due to a substantial increase in the proportion of flying that operated on the shorter sector and higher

yielding domestic network. This benefit was offset somewhat by higher costs of domestic flying.

Expenditure

Total expenditure, excluding net interest, rose by 12.1 per cent to $10.6 billion. This was due to a 3.2 per cent increase in overall capacity, a higher proportion of more expensive domestic flying, the cost of wet-leased aircraft, higher fuel costs (hedging benefits were no longer available) and higher engineering costs.

Excluding the impacts of foreign exchange rate movements, total expenditure increased by 11.3 per cent.

The impact of unfavourable foreign exchange movements was a cost increase of $51.0 million.

Cost per Available Seat Kilometre increased by 10.7 per cent.

Fuel costs increased by 18.1 per cent, or $240.2 million. The underlying fuel cost was lower than last year by $255.4 million. However, the prior year included fuel hedging benefits of $406.0 million. The cost of increased flying added a further $52.5 million, while the weakness of the Australian Dollar relative to the US Dollar, accounted for the remaining cost increase of $37.1 million.

Individually Significant Items

The current year includes two individually significant items with a net negative impact of $10.3 million pre-tax ($6.2 million post tax):

- a pre-tax profit of $31.2 million ($22.9 million post tax) from the sale of the Group's remaining investment in EQUANT NV; and
- a pre-tax expense of $41.5 million ($29.1 million post tax) to cover redundancy costs.

Last year's result included a number of individually significant items with a net positive impact of $127.3 million pre-tax ($124.5 million post-tax).

Balance Sheet and Cash Flow

Cash flow from operations totalled $1,143.3 million, an increase of $42.6 million or 3.9 per cent. This was due mainly to increased profitability.

The debt to debt plus equity ratio, (including operating leases on a hedged basis) moved from 53:47 at 30 June 2001 to 49:51 at 30 June 2002, the improvement driven by operating cashflow and the raising of $663.8 million in equity during the year, offset by progress payments made for the fleet upgrade.

Air New Zealand

Qantas is in discussions with Air New Zealand about the possibility of a strategic alliance between the two companies and an acquisition by Qantas of a minority equity interest in Air New Zealand.

While both Qantas and Air New Zealand believe that such an alliance would be of value to both airlines, discussions are ongoing. However, no agreement or commitment has been reached or entered into at this time and no assurances can be given as to what, if any, agreement will be reached. Any agreement reached would be conditional on a number of approvals, including regulatory and Air New Zealand shareholder approval. If any agreement is reached, part of the proceeds for the entitlement offer may be used to fund the acquisition of shares in Air New Zealand.

Outlook

Qantas will continue to seek cost efficiencies, structural changes and actively manage its operations with a view to improving profitability. Strategies aimed at achieving these ends include a focus on market segmentation in both the domestic and international markets, investment in a new and more cost efficient fleet, a focus on improving the profitability of subsidiary businesses and continued investment in technology.

The recovery from unsustainable domestic discounting and the events of 11 September 2001 has continued in the first month of the year ending 30 June 2003. Qantas expects the recovery trend to continue, however there are a number of factors which could impact future results.

The fully franked final ordinary dividend of 9 cents per share is payable on 2 October 2002, with a record date (books close) of 4 September 2002

Issued by Qantas Public Affairs (Q2757)
Media Enquiries: Michael Sharp (02) 96913469

QANTAS GROUP
YEAR ENDED 30 JUNE 2002

		First Half			Second Half			Year Ended		
		2002	2001		2002	2001		2002	2001	
		$m	$m	%	$m	$m	%	$m	$m	%
Sales and Operating Revenue		5,664.6	5,098.9	*11.1*	5,658.0	5,089.3	*11.2*	11,322.6	10,188.2	*11.1*
EBIT		270.5	470.5	*(42.5)*	408.8	225.3	*81.4*	679.3	695.8	*(2.4)*
Profit Before Tax		231.3	416.4	*(44.5)*	399.7	180.7	*121.2*	631.0	597.1	*5.7*
Net Profit		**153.5**	**262.9**	***(41.6)***	**274.5**	**152.5**	***80.0***	**428.0**	**415.4**	***3.0***
EBIT Contribution										
Core Airline										
- International		(15.5)	285.9	*(105.4)*	218.3	172.8	*26.3*	202.8	458.7	*(55.8)*
- Domestic		180.1	118.1	*52.5*	118.1	9.3	*1169.9*	298.2	127.4	*134.1*
Subsidiaries		105.9	66.5	*59.2*	72.4	43.2	*67.6*	178.3	109.7	*62.5*
Group EBIT		**270.5**	**470.5**	***(42.5)***	**408.8**	**225.3**	***81.4***	**679.3**	**695.8**	***(2.4)***
Traffic and Capacity - Domestic										
Passengers Carried +	000's	7,099	5,675	*25.1*	7,964	5,543	*43.7*	15,063	11,218	*34.3*
RPK	m	9,522	7,477	*27.4*	10,646	7,313	*45.6*	20,168	14,790	*36.4*
ASK	m	11,894	9,247	*28.6*	13,479	9,448	*42.7*	25,373	18,695	*35.7*
Seat Factor *	%	80.1	80.9	*(0.8)*	79.0	77.4	*1.6*	79.5	79.1	*0.4*
Traffic and Capacity - International										
Passengers Carried +	000's	4,338	3,878	*11.9*	4,086	3,885	*5.2*	8,424	7,763	*8.5*
RPK	m	26,510	26,889	*(1.4)*	26,099	26,793	*(2.6)*	52,609	53,682	*(2.0)*
ASK	m	34,896	35,292	*(1.1)*	32,341	35,955	*(10.1)*	67,237	71,247	*(5.6)*
Seat Factor *	%	76.0	76.2	*(0.2)*	80.7	74.5	*6.2*	78.2	75.3	*2.9*

+ Passengers carried on Origin and Destination basis.

* *Variance expressed as an absolute value*

Appendix 4B

Preliminary Final Report

Introduced 30/6/2002.

Name of entity

QANTAS AIRWAYS LIMITED

ABN or equivalent company reference	Half yearly *(tick)*	Preliminary final *(tick)*	Full year ended ('current period')
16 009 661 901		✓	30 JUNE 2002

For announcement to the market

Extracts from this report for announcement to the market

				$Am
Revenues from ordinary activities *(item 1.1)*	up	11.1%	to	11,322.6
Profit (loss) from ordinary activities after tax attributable to members (*item 1.22*)	up	3.0%	to	428.0
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d))*		-		-
Net profit (loss) for the period attributable to members *(item 1.11)*	up	3.0%	to	428.0

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(item 15.4)*	9.0 ¢	9.0 ¢
Previous corresponding period *(item 15.5)*	9.0 ¢	9.0 ¢

Record date for determining entitlements to the dividend *(see item 15.2)*	4 September 2002

Brief explanation of any of the figures reported above and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Refer to attached Media Release and attachments to the Preliminary Final Report.

Consolidated statement of financial performance

		Current period $Am	Previous corresponding period $Am
1.1	Revenues from ordinary activities (*see items 1.23 – 1.25*) *	11,322.6	10,188.2
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27*)	(10,679.4)	(9,492.4)
1.3	Borrowing costs	(48.3)	(98.7)
1.4	Share of net profits (losses) of associates and joint venture entities (*see item 16.7*) **	36.1	-
1.5	**Profit (loss) from ordinary activities before tax**	**631.0**	**597.1**
1.6	Income tax on ordinary activities	(201.7)	(177.4)
1.7	**Profit (loss) from ordinary activities after tax**	**429.3**	**419.7**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	**429.3**	**419.7**
1.10	Net profit (loss) attributable to outside equity interests	1.3	4.3
1.11	**Net profit (loss) for the period attributable to members**	**428.0**	**415.4**
Non-owner transaction changes in equity			
1.12	Increase (decrease) in revaluation reserves	2.9	-
1.13	Net exchange differences recognised in equity	(0.9)	0.3
1.14	Other revenue, expense and initial adjustments recognised directly in equity	-	-
1.15	Initial adjustments from UIG transitional provisions	-	-
1.16	Total transactions and adjustments recognised directly in equity (*items 1.12 to 1.15*)	2.0	0.3
1.17	**Total changes in equity not resulting from transactions with owners as owners**	**430.0**	**415.7**

Earnings per security (EPS)		Current period ¢	Previous corresponding period ¢
1.18	Basic EPS	29.1	33.0
1.19	Diluted EPS	28.9	32.6

* Excludes proceeds on sale (and on sale and leaseback) of non-current assets of $52.0 million (2001: $163.9 million), and interest revenue of $69.3 million (2001: $69.0 million) which is included in borrowing costs.

** *In prior years the equity accounting adjustment for associates has not been material. In the current period this adjustment became material. Consequently an amount of $36.1 million has been booked in the full year result. The prior period result included $60.9 million of dividends received from associates.*

Notes to the consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period $Am	Previous corresponding period $Am
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	429.3	419.7
1.21	Less (plus) outside equity interests	1.3	4.3
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**428.0**	**415.4**

Revenue and expenses from ordinary activities

		Current period $Am	Previous corresponding period $Am
1.23	Revenue from sales or services		
	Net Passenger Revenue	9,027.5	7,941.8
	Net Freight Revenue	563.6	596.3
	Tour and Travel Sales	674.4	604.3
	Contract Work Revenue	479.1	457.3
	Other Sources	578.0	588.5
1.24	Interest revenue	69.3	69.0
1.25	Other relevant revenue		
	Proceeds from sale of property, plant and equipment	12.7	16.4
	Proceeds from sale of investments	39.3	-
	Proceeds from sale and leaseback transactions	-	147.5
1.26	Details of relevant expenses		
	Manpower and Staff Related	2,689.2	2,549.9
	Selling and Marketing	1,158.7	1,141.6
	Aircraft Operating – Variable	2,200.9	2,023.0
	Fuel and Oil	1,570.0	1,329.8
	Property	264.3	246.9
	Computer and Communication	408.4	365.0
	Depreciation and Amortisation	693.5	706.7
	Non-cancellable Operating Lease Rentals	255.7	181.8
	Tour and Travel Cost Of Sales	584.4	525.7
	Capacity Hire	499.9	220.2
	Other	354.4	201.8
	Specific expenses included in item 1.26		
	Cancellable operating lease payments	140.5	124.7

Revenue and expenses from ordinary activities (continued)

		Current period $Am	Previous corresponding period $Am
	Individually significant items in items 1.23 and 1.26		
	Profit on sale of investment in EQUANT NV	31.2	-
	Provision for redundancy costs	(41.5)	(35.0)
	Profit on sale of Mascot Head Office land and buildings	-	41.2
	Revenue related to assets sold by associated company	-	43.3
	Dividends received related to assets sold by associated company	-	31.8
	Capitalisation of software development costs	-	46.0
1.27	Depreciation and amortisation excluding amortisation of intangibles (*see item 2.3*)	681.8	703.7
Capitalised outlays			
1.28	Interest costs capitalised in asset values	77.0	13.0
1.29	Outlays capitalised in intangibles (unless arising from an acquisition of a business)	-	-

Consolidated retained profits

		Current period $Am	Previous corresponding period $Am
1.30	Retained profits (accumulated losses) at the beginning of the financial period	1,078.0	926.8
1.31	Net profit (loss) attributable to members (*item 1.11*)	428.0	415.4
1.32	Net transfers from (to) reserves	-	-
1.33	Net effect of changes in accounting policies	-	-
1.34	Dividends and other equity distributions paid or payable	(266.9)	(264.2)
1.35	**Retained profits (accumulated losses) at end of financial period**	**1,239.1**	**1,078.0**

Intangible and extraordinary items

		Consolidated – current period			
		Before tax $Am (a)	Related tax $Am (b)	Related outside equity interests $Am (c)	Amount (after tax) attributable to members $Am (d)
2.1	Amortisation of goodwill	11.7	-	-	11.7
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	**11.7**	**-**	**-**	**11.7**
2.4	Extraordinary items	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

	Consolidated – prior period			
	Before tax $Am (a)	Related tax $Am (b)	Related outside equity interests $Am (c)	Amount (after tax) attributable to members $Am (d)
Amortisation of goodwill	3.0	-	-	3.0
Amortisation of other intangibles	-	-	-	-
Total amortisation of intangibles	**3.0**	**-**	**-**	**3.0**
Extraordinary items	-	-	-	-
Total extraordinary items	-	-	-	-

Comparison of half year profits

		Current year $Am	Previous year $Am
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	153.5	262.9
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	274.5	152.5

Consolidated statement of financial position

		At end of current period $Am	As shown in last annual report $Am	As in last half yearly report $Am
	Current assets			
4.1	Cash	112.5	145.5	273.3
4.2	Receivables	2,386.6	1,496.2	2,081.3
	Net receivables under hedge/swap contracts	697.7	241.5	482.6
4.3	Investments	-	-	-
4.4	Inventories	385.4	332.9	385.3
4.5	Tax assets	-	-	-
4.6	Other	173.5	142.7	152.1
4.7	**Total current assets**	**3,755.7**	**2,358.8**	**3,374.6**
	Non-current assets			
4.8	Receivables	240.0	569.9	396.8
	Net receivables under hedge/swap contracts	1,398.0	2,135.3	1,855.5
4.9	Investments (equity accounted)	58.7	42.4	60.3
4.10	Other investments	15.6	14.0	15.1
4.11	Inventories	-	-	-
4.12	Exploration and evaluation expenditure capitalised	-	-	-
4.13	Development properties (mining entities)	-	-	-
4.14	Other property, plant and equipment (net)	9,109.5	7,324.4	7,998.4
4.15	Intangibles (net)	161.0	21.5	170.5
4.16	Tax assets	34.7	30.9	45.7
4.17	Other	28.3	16.4	13.5
4.18	**Total non-current assets**	**11,045.8**	**10,154.8**	**10,555.8**
4.19	**Total assets**	**14,801.5**	**12,513.6**	**13,930.4**
	Current liabilities			
4.20	Payables	2,382.3	2,049.1	2,225.9
4.21	Interest bearing liabilities	837.0	974.7	547.7
	Net payables under hedge/swap contracts	430.8	257.9	437.7
4.22	Tax liabilities	77.9	(8.8)	31.0
4.23	Provisions exc. tax liabilities	525.8	512.8	552.5
4.24	Revenue received in advance	1,285.2	1,187.8	1,142.7
	Deferred lease benefits/income	42.4	39.8	45.6
4.25	**Total current liabilities**	**5,581.4**	**5,013.3**	**4,983.1**

consolidated statement of financial position (continued)

		At end of current period $Am	As shown in last annual report $Am	As in last half yearly report $Am
	Non-current liabilities			
4.26	Payables	33.7	-	-
4.27	Interest bearing liabilities	3,569.9	2,355.6	3,230.3
	Net payables under hedge/swap contracts	150.8	576.7	356.2
4.28	Tax liabilities	524.7	496.1	527.3
4.29	Provisions exc. tax liabilities	351.0	360.4	406.1
4.30	Deferred lease benefits/income	329.0	381.6	344.9
	Other non-current liabilities	7.5	14.0	10.5
4.31	**Total non-current liabilities**	**4,966.6**	**4,184.4**	**4,875.3**
4.32	**Total liabilities**	**10,548.0**	**9,197.7**	**9,858.4**
4.33	**Net assets**	**4,253.5**	**3,315.9**	**4,072.0**
	Equity			
4.34	Capital/contributed equity	2,946.6	2,173.0	2,894.9
4.35	Reserves	56.3	54.3	57.4
4.36	Retained profits (accumulated losses)	1,239.1	1,078.0	1,106.5
4.37	**Equity attributable to members of the company**	**4,242.0**	**3,305.3**	**4,058.8**
4.38	Outside equity interests in controlled entities	11.5	10.6	13.2
4.39	**Total equity**	**4,253.5**	**3,315.9**	**4,072.0**
4.40	Preference capital included as part of 4.37	-	-	-

Notes to consolidated statement of financial position

Exploration and evaluation expenditure capitalised

Not applicable

Development properties

Not applicable

Consolidated statement of cash flows

		Current period $Am	Previous corresponding period $Am
	Cash flows related to operating activities		
7.1	Receipts from customers	12,043.9	10,527.8
7.2	Payments to suppliers and employees	(10,647.7)	(9,145.5)
7.3	Dividends received from associates	13.1	43.8
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	69.1	69.9
7.6	Interest and other costs of finance paid	(169.2)	(151.8)
7.7	Income taxes paid	(165.9)	(243.5)
7.8	Other	-	-
7.9	**Net operating cash flows**	**1,143.3**	**1,100.7**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(2,463.4)	(995.5)
	Receipts for aircraft security deposits	124.6	44.4
	Total payment for purchases of property, plant and equipment and aircraft security deposits	(2,338.8)	(951.1)
7.11	Proceeds from sale of property, plant and equipment	12.7	16.4
7.12	Payment for purchases of equity investments	(19.3)	(17.1)
7.13	Proceeds from sale of equity investments	39.3	-
7.14	Loans to other entities	-	(67.0)
7.15	Loans repaid by other entities	-	-
7.16	Proceeds from sale and leaseback of property, plant and equipment	-	147.5
7.17	**Net investing cash flows**	**(2,306.1)**	**(871.3)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of securities (shares, options, etc.)	652.7	19.0
7.19	Proceeds from borrowings	2,269.9	804.8
7.20	Repayment of borrowings	(1,109.7)	(1,028.0)
7.21	Dividends paid	(124.1)	(454.8)
7.22	Other	-	-
7.23	**Net financing cash flows**	**1,688.8**	**(659.0)**
7.24	**Net increase (decrease) in cash held**	**526.0**	**(429.6)**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	259.2	688.8
7.26	Exchange rate adjustments to item 7.25.	-	-
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**785.2**	**259.2**

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows.

During the year 34,074,200 (2001: 84,996,856) shares were issued under the Dividend Reinvestment Plan. Dividends settled in shares rather than cash during the full year totalled $120.9 million (2001: $272.0 million)

Reconciliation of cash

	Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period $Am	Previous corresponding period $Am
8.1	Cash on hand and at bank	26.0	86.8
8.2	Deposits at call	-	-
8.3	Bank overdraft	-	-
8.4	Cash on call	86.5	58.7
	Short term money market securities and term deposits	672.7	113.7
8.5	**Total cash at end of period** *(item 7.27)*	**785.2**	**259.2**

Other notes to financial statements

Ratios

		Current period	Previous corresponding period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	5.6%	5.9%
9.2	**Profit after tax / equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	10.1%	12.6%

Earnings per security (EPS)

Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of AASB 1027: Earnings Per Share are as follows.

The weighted average number of ordinary shares outstanding used in the calculation of Basic EPS and Diluted EPS (which included the effect of 37.6 million Executive Entitlements, which has a dilutive EPS impact of 12.5 million ordinary shares) was 1,469.4 million and 1,481.9 million respectively (2001: 1,258.5 million and 1,273.2 million).

NTA backing

		Current period	Previous corresponding period
11.1	Net tangible asset backing per ordinary security	$2.61	$2.51

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations.)

Not applicable

Control gained over entities having material effect

During the year Qantas gained control of Impulse Airlines Holdings Pty Limited and its Controlled Entities. Goodwill on acquisition was $150.8 million. This acquisition did not have a material impact on the financial results for the year.

Loss of control over entities having material effect

Qantas did not dispose of, or lose control over, any controlled entities during the year.

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	2 October 2002
15.2	Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if securities are not CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if securities are CHESS approved)	4 September 2002
15.3	If it is a final dividend, has it been declared?	Yes

Amount per security

		Amount per security	Franked amount per security at 30% tax	Amount per security of foreign source dividend
	(Preliminary final report only)			
15.4	**Final dividend:** Current year - Final	9.0 ¢	9.0 ¢	-
15.5	Previous year - Final	9.0 ¢	9.0 ¢	-
	(Half yearly and preliminary final report)			
15.6	**Interim dividend:** Current year	8.0 ¢	8.0 ¢	-
15.7	Previous year	11.0 ¢	11.0 ¢	-

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	Ordinary securities	17.0 ¢	20.0 ¢
15.9	Preference securities	-	-

Preliminary final report - final dividend (distribution) on all securities

		Current period $Am	Previous corresponding period $Am
15.10	Ordinary securities	140.7	117.8
15.11	Preference securities	-	-
15.12	Other equity instruments	-	-
15.13	**Total**	**140.7**	**117.8**

The dividend or distribution plans shown below are in operation.

The Dividend Reinvestment Plan (DRP) was reinstated from 13 December 2000. Under the DRP, shareholders reinvest the dividend payable on participating shares in newly issued Qantas shares.

The last date(s) for receipt of election notices for the dividend or distribution plans	4 September 2002

Any other disclosures in relation to dividends (distributions).

None

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':		Current period $Am	Previous corresponding period $Am
16.1	Profit (loss) from ordinary activities before tax	27.7	-
16.2	Income tax on ordinary activities	(9.7)	-
16.3	**Profit (loss) from ordinary activities after tax**	**18.0**	-
16.4	Extraordinary items net of tax	-	-
16.5	**Net profit (loss)**	**18.0**	-
16.6	Adjustments on initial recognition	18.1	-
16.7	**Share of net profit (loss) of associates and joint venture entities**	**36.1**	-

In prior years the equity accounting adjustment for associates has not been material. In the current period this adjustment became material. Consequently an amount of $36.1 million has been booked in the full year result. The prior period result included $60.9 million from dividends received from associates.

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities.

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous corresponding period	Current period $Am	Previous corresponding period $Am
17.1 Equity accounted associates and joint venture entities:				
- Air Pacific Limited	46.32%	46.05%	0.5	-
- Australian Air Express Pty Limited	50.00%	50.00%	18.7	-
- Hallmark Aviation Services LP	49.00%	49.00%	4.6	-
- Harvey Holidays Pty Limited	50.00%	50.00%	-	-
- Holidays Tours and Travel (Thailand) Limited	36.80%	36.80%	0.7	-
- Jupiter Air Oceania Limited	47.62%	47.62%	-	-
- TET Limited	36.80%	36.80%	-	-
- Travel Industries Automated System Pty Limited	50.00%	50.00%	11.6	-
17.2 Total	-	-	**36.1**	-
17.3 Other material interests	-	-	-	-
17.4 Total	-	-	**36.1**	-

Issued and quoted securities at end of current period

(Description includes rate of interest and any redemption or conversion rights together with prices and dates)

Category of securities		Total number	Number quoted	Issue price per security (cents)	Amount paid up per security (cents)
18.1	**Preference securities**	-	-	-	-
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	 - -	 - -	 - -	 - -
18.3	**Ordinary securities**	**1,563,858,757**	**1,563,858,757**	**n/a**	**n/a**
18.4	Changes during current period (a) Increases through issues - DRP (Interim Dividend) - DRP (Final Dividend) - Equity Placements - QPS (b) Decreases through returns of capital, buybacks	 21,739,708 12,334,492 217,648,959 3,523,086 -	 21,739,708 12,334,492 217,648,959 3,523,086 -	 $3.1441 $4.2578 $3.0500 Nil -	 $3.1441 $4.2578 $3.0500 Nil -
18.5	**Convertible debt securities**	-	-	-	-
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	 - -	 - -	 - -	 - -
18.7	**Options**	**See * below**	-	*Exercise price*	*Expiry Date (if any)*
18.8	Issued during current period	See * below	-	See * below	See * below
18.9	Exercised during current period	See * below	-	See * below	See * below
18.10	Expired during current period	See * below	-	See * below	See * below
18.11	**Debentures**	-	-		
18.12	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	 - -	 - -		
18.13	**Unsecured notes**	-	-		
18.14	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	 - -	 - -		

*During the year Qantas awarded 350,000 Entitlements to be issued ordinary shares to Eligible Executives under the Qantas Long-Term Executive Incentive Plan. These Entitlements may vest and be convertible into shares between three and five years following award date, conditional on the Executives remaining as employees of the Qantas Group and on the achievement of specific performance hurdles set by the Board. To the extent that any Entitlements vest, they may be converted into shares within eight years of award in proportion to the gain in share price from the date the Entitlements are awarded to the date they are converted to shares. Entitlements not converted to shares within eight years of award will expire. The Market Price on Award of the Entitlements issued during the year was $3.25. The total number of outstanding Entitlements still available for vesting at 30 June 2002 is as follows:

Entitlements available for vesting at 1 July 2001	44,125,500
Entitlements issued during the period	350,000
Entitlements lapsed during the period	(6,874,000)
Entitlements vested during the period	-
Entitlements available for vesting at 30 June 2002	37,601,500

Segment reporting

Qantas operates predominantly in three business segments, being Aircraft Operations, Tours and Travel and Catering.

Analysis by business segments	Aircraft Operations $m		Tours and Travel $m		Catering $m		Eliminations $m		Consolidated $m	
Revenue	Jun-02	Jun-01	Jun-02	Jun-01	Jun-02	Jun-01	Jun-02	Jun-01	Jun-02	Jun-01
External Segment Revenue	10,494.1	9,436.5	674.4	604.3	154.1	147.4	-	-	11,322.6	10,188.2
Inter-Segment Revenue	29.1	271.1	451.7	424.3	335.9	306.4	(816.7)	(1,001.8)	-	-
Total Segment Revenue	**10,523.2**	**9,707.6**	**1,126.1**	**1,028.6**	**490.0**	**453.8**	**(816.7)**	**(1,001.8)**	**11,322.6**	**10,188.2**
Segment Result	477.1	490.1	49.2	44.5	68.6	62.5	-	-	594.9	597.1
Share of Net Profit of Associates	35.4	-	0.7	-	-	-	-	-	36.1	-
Profit from ordinary activities Before Tax									631.0	597.1
Income Tax Expense relating to ordinary activities									201.7	177.4
Net Profit									**429.3**	**419.7**
Depreciation and Amortisation	680.7	696.5	1.8	1.9	11.0	8.3	-	-	693.5	706.7
Non-Cash Expenses / (Income)	(45.8)	68.7	(1.6)	0.2	(1.8)	(19.0)	-	-	(49.2)	49.9

Segment reporting (continued)

Analysis by business segments (continued)	Aircraft Operations $m		Tours and Travel $m		Catering $m		Eliminations $m		Consolidated $m	
	Jun-02	Jun-01	Jun-02	Jun-01	Jun-02	Jun-01	Jun-02	Jun-01	Jun-02	Jun-01
Individually Significant Items										
Profit on sale of investment in EQUANT NV	31.2	-	-	-	-	-	-	-	31.2	-
Provision for redundancy costs	(41.5)	(35.0)	-	-	-	-	-	-	(41.5)	(35.0)
Profit on sale of Mascot Head Office land and buildings	-	41.2	-	-	-	-	-	-	-	41.2
Dividends received related to assets sold by associated company	-	31.8								
Revenue related to assets sold by associated company	-	43.3	-	-	-	-	-	-	-	43.3
Capitalisation of software development costs	-	46.0	-	-	-	-	-	-	-	46.0
Assets										
Segment Assets	14,342.9	12,166.8	307.7	227.9	176.7	131.9	(84.5)	(55.4)	14,742.8	12,471.2
Equity Accounted Investments	57.6	42.1	1.1	0.3	-	-	-	-	58.7	42.4
Consolidated Total Assets	**14,400.5**	**12,208.9**	**308.8**	**228.2**	**176.7**	**131.9**	**(84.5)**	**(55.4)**	**14,801.5**	**12,513.6**
Liabilities										
Consolidated Total Liabilities	**10,442.0**	**9,014.7**	**254.4**	**207.7**	**117.2**	**124.4**	**(265.6)**	**(149.1)**	**10,548.0**	**9,197.7**
Acquisition of Non-current Assets	2,445.8	984.8	2.3	2.6	15.3	8.1	-	-	2,463.4	995.5

Segment reporting (continued)

Passenger, freight and other services revenue from domestic services within Australia is attributed to the Australian area. Passenger, freight and other services revenue from inbound and outbound services between Australia and overseas is allocated proportionately to the area in which the sale was made. Other operating revenue is not allocated to a geographic area as it is impractical to do so.

For the full year ended 30 June 2002, the principal assets of the business comprised the aircraft fleet, all (except one) of which were registered and domiciled in Australia. These assets are used flexibly across the route network. Accordingly there is no suitable basis of allocating such assets and the related liabilities between geographic areas.

Operating profit resulting from turnover generated in each geographic area according to origin of sale is not disclosed as it is neither practical nor meaningful to allocate the Group's operating expenditure on that basis.

Analysis of total revenue by geographic region

	Current period $Am	Previous period $Am
Passenger, freight and other services revenue		
Australia	6,232.8	4,788.9
United Kingdom and Europe	942.6	1,003.3
Japan	735.3	761.6
South East Asia/North East Asia	736.9	830.8
The Americas and the Pacific	901.1	989.9
Other regions	462.1	392.6
	10,010.8	8,767.1
Other operating revenue		
Tours and travel	674.4	604.3
Other unallocated revenue	637.4	816.8
Total sales and operating revenue	**11,322.6**	**10,188.2**
Other revenue		
Interest revenue	69.3	69.0
Proceeds from sale of property, plant and equipment	12.7	16.4
Proceeds from sale of investments	39.3	-
Proceeds from sale and leaseback transactions	-	147.5
Total other revenue	**121.3**	**232.9**
Total revenue	**11,443.9**	**10,421.1**

Comments by directors

Refer to the attached Media Release and attachments to the ASX Preliminary Final Report.

Basis of accounts preparation

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period:

Refer to the attached Media Release and attachments to the ASX Preliminary Final Report.

19.3 A description of each event since the end of the current period which has had a material effect and is not related to matters already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible):

None.

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year:

The final dividend of 9 cents per share will be fully franked. It is anticipated that the dividends for the financial year ending 30 June 2003 will be fully franked.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows:
(Disclose changes in the half yearly report in accordance with AASB 1029: Interim Financial Reporting. Disclose changes in accounting policies in the Preliminary Final report in accordance with AASB 1001: Accounting Policies-Disclosure).

Earnings Per Share
The Qantas Group has applied AASB 1027 Earnings Per Share (issued June 2001) for the first time from 1 July 2001.
The basic earnings per share (EPS) earnings are now calculated using net profit or loss, rather than excluding extraordinary items. The diluted EPS weighted average number of shares now includes the number of ordinary shares assumed to be issued for nil consideration in relation to dilutive potential ordinary shares. The number of ordinary shares assumed to be issued for no consideration represents the difference between the number that would have been issued at the exercise price and the number that would have been issued at the average market price.
The change in accounting policy has not affected the EPS in the current or prior financial years.

Segment Reporting
The Qantas Group has applied the revised AASB 1005 Segment Reporting (issued in August 2000) for the first time from 1 July 2001.
Individual business segments have been identified on the basis of grouping individual products or services subject to similar risks and returns. The new business segments reported are: Aircraft Operations, Tours and Travel and Catering.

Foreign Currency Translation
The Qantas Group has applied the revised AASB 1012 Foreign Currency Translation (issued in November 2000) for the first time from 1 July 2001.
For hedges of specific purchases or sales, the gains or costs on entering the hedge and the exchange differences up to the date of the purchase or sale are now deferred and recognised as assets or liabilities on the Statement of Financial Position from the inception of the hedge contract, not when the specific purchase or sale occurs.
There was no impact on opening retained profits at 1 July 2001 or on the profit or loss for the current year to 30 June 2002.

19.6 Revision in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous annual reports if those revisions have a material effect in this half year.

None

Basis of accounts preparation (continued)

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities *and contingent assets since the last annual report.*

None

Additional disclosure for trusts

Not applicable.

Annual meeting

The annual meeting will be held as follows:

Place	Perth
Date	Thursday 17 October 2002
Time	2 pm
Approximate date the annual report will be available	Week commencing 16 September 2002

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Groups Consensus Views or other standards acceptable to ASX.

2 This report, and the accounts upon which the report is based (if separate), use the same accounting policies.

3 This report gives a true and fair view of the matters disclosed.

4 This report is based on accounts which are in the process of being audited.

5 The accounts are being audited. Details of any qualifications (if any) will follow immediately when they are available.

6 The entity has a formally constituted Audit Committee.

Sign here:  .... Date: 21 August 2002
(General Counsel & Company Secretary)

Print name: Brett Stuart Johnson

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

OPERATIONAL STATISTICS FOR THE YEAR ENDED 30 JUNE 2002 (Unaudited)		Year Ended 30 June 2002	Year Ended 30 June 2001	Percentage Increase/ (Decrease)
DOMESTIC - SCHEDULED SERVICES				
TRAFFIC AND CAPACITY				
Passengers carried	000	15,063	11,218	34.3
Revenue passenger kilometres (RPK)	m	20,168	14,790	36.4
Available seat kilometres (ASK)	m	25,373	18,695	35.7
Revenue seat factor	%	79.5	79.1	0.4 pts
INTERNATIONAL - SCHEDULED SERVICES				
TRAFFIC AND CAPACITY				
Passengers carried	000	8,424	7,763	8.5
Revenue passenger kilometres (RPK)	m	52,609	53,682	(2.0)
Available seat kilometres (ASK)	m	67,237	71,247	(5.6)
Revenue seat factor	%	78.2	75.3	2.9 pts
Revenue freight tonne kilometres (RFTK)	m	1,607	1,859	(13.6)
Available freight tonne kilometres (AFTK)	m	2,451	2,617	(6.3)
CORE AIRLINE - SCHEDULED SERVICES				
TRAFFIC AND CAPACITY				
Passengers carried	000	23,487	18,981	23.7
Revenue passenger kilometres (RPK)	m	72,777	68,472	6.3
Available seat kilometres (ASK)	m	92,610	89,942	3.0
Revenue seat factor	%	78.6	76.1	2.5 pts
Average passenger journey length	km	3,099	3,607	(14.1)
Available tonne kilometres (ATK)	m	12,317	12,187	1.1
FINANCIAL				
Yield (passenger revenue per RPK)	c	11.49	10.84	6.0
PRODUCTIVITY				
Average full-time employee strength	#	26,768	25,604	4.5
RPK per employee	000	2,719	2,674	1.7
ASK per employee	000	3,460	3,513	(1.5)
Aircraft utilisation (average per day)	Hrs	11.3	11.5	(0.2)
TOTAL GROUP OPERATIONS *				
TRAFFIC AND CAPACITY				
Passengers carried	000	27,128	22,147	22.5
Revenue passenger kilometres (RPK)	m	75,134	70,540	6.5
Available seat kilometres (ASK)	m	95,944	92,943	3.2
Revenue seat factor	%	78.3	75.9	2.4 pts
Aircraft in service at period end ^	#	193 ^	178 ^	15 units
FINANCIAL				
Yield (passenger revenue per RPK)	c	12.02	11.26	6.7
PRODUCTIVITY				
Average full-time equivalent employees	#	33,044	31,632	4.5
RPK per employee	000	2,274	2,230	2.0
ASK per employee	000	2,904	2,938	(1.2)

* Includes QantasLink.

^ Excludes one B747-200 leased to Air Pacific.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

DETAILED CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE (Unaudited)	Year Ended 30 June 2002 $m	Year Ended 30 June 2001 $m	Percentage Increase/ (Decrease) %
Sales and Operating Revenue			
Net Passenger Revenue	9,027.5	7,941.8	13.7
Net Freight Revenue	563.6	596.3	(5.5)
Tour and Travel Sales	674.4	604.3	11.6
Contract Work Revenue	479.1	457.3	4.8
Other Sources *	578.0	588.5	(1.8)
Sales and Operating Revenue	**11,322.6**	**10,188.2**	**11.1**
Expenditure			
Manpower and Staff Related	2,689.2	2,549.9	5.5
Selling and Marketing	1,158.7	1,141.6	1.5
Aircraft Operating - Variable	2,200.9	2,023.0	8.8
Fuel and Oil	1,570.0	1,329.8	18.1
Property	264.3	246.9	7.0
Computer and Communication	408.4	365.0	11.9
Depreciation and Amortisation	693.5	706.7	(1.9)
Non-Cancellable Operating Lease Rentals	255.7	181.8	40.6
Tour and Travel Cost Of Sales	584.4	525.7	11.2
Capacity Hire	499.9	220.2	127.0
Other	354.4	201.8	75.6
Share of Net Profit of Associates **	(36.1)	0.0	n/a
Expenditure	**10,643.3**	**9,492.4**	**12.1**
Earnings Before Interest and Tax (EBIT)	**679.3**	**695.8**	**(2.4)**
Net Borrowing Costs	48.3	98.7	(51.1)
Profit from Operating Activities Before Related Income Tax Expense	**631.0**	**597.1**	**5.7**
Income Tax Expense Relating to Ordinary Activities	201.7	177.4	13.7
Net Profit	**429.3**	**419.7**	**2.3**
Outside Equity Interest in Net Profit	(1.3)	(4.3)	(69.8)
Net Profit Attributable to Members of the Company	**428.0**	**415.4**	**3.0**
Earnings Per Share (cents)	**29.1**	**33.0**	**(11.8)**

* Excludes proceeds on sale (and on sale and leaseback) of non current assets of $52.0 million (2001: $163.9 million), and interest revenue of $69.3 million (2001: $69.0 million) which is included in net borrowing costs.

** In prior years the equity accounting adjustment for associates has not been material. In the current period this adjustment became material. Consequently an amount of $36.1 million has been booked in the full year result. The prior period result included $60.9 million from dividends received from associates.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

CONSOLIDATED EARNINGS BEFORE INTEREST AND TAX (Unaudited)	Year Ended 30 June 2002 $m	% of Group Total	Year Ended 30 June 2001 $m	% of Group Total	% Change Over Prior Year
International Airline Operations	202.8	29.9	458.7	65.9	(55.8)
Domestic Airline Operations	298.2	43.9	127.4	18.3	134.1
Subsidiary Operations: +					
Qantas Holidays Group	42.4	6.2	33.5	4.8	26.6
QantasLink Group	42.5	6.3	6.4	0.9	564.1
Qantas Flight Catering Group	69.6	10.2	54.3	7.8	28.2
Other Subsidiaries	23.8	3.5	15.5	2.2	53.5
Total Subsidiary Operations	178.3	26.2	109.7	15.8	62.5
Group Earnings Before Interest and Tax	**679.3**	**100.0**	**695.8**	**100.0**	**(2.4)**

+ Subsidiary Operations Earnings Before Interest and Tax includes profit earned on services provided to Qantas Airways Limited

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

CONSOLIDATED DEBT, GEARING AND CAPITALISATION OF NON-CANCELLABLE OPERATING LEASES (Unaudited)	As at 30 June 2002 $m	As at 30 June 2001 $m	Percentage Change %
Statement of Financial Position Equity	4,253.5	3,315.9	28.3
On Balance Sheet Debt [1]			
Current Debt	837.0	974.7	(14.1)
Non-current Debt [2]	3,569.9	2,355.6	51.5
Swap Offset [3]	(1,307.9)	(1,212.6)	7.9
Cash and Cash Equivalents [4]	(1,194.4)	(801.3)	49.1
Net Debt	1,904.6	1,316.4	44.7
Off Balance Sheet Debt			
Present Value of Non-Cancellable Operating Leases	2,205.4	2,477.5	(11.0)
Net Debt including Off Balance Sheet Debt	4,110.0	3,793.9	8.3
Revenue Hedge Receivables [5]	(206.2)	(329.6)	(37.4)
Net Debt Including Off Balance Sheet Debt and Revenue Hedge Receivables	3,903.8	3,464.3	12.7
Statement of Financial Position including Off Balance Sheet Debt			
Total Assets	16,613.4	14,514.2	14.5
Total Liabilities	12,574.5	11,467.8	9.7
Total Equity	4,038.9	3,046.4	32.6
Net Debt to Net Debt and Equity	31 : 69	28 : 72	n/a
Net Debt to Net Debt and Equity (including Off Balance Sheet Debt)	50 : 50	55 : 45	n/a
Net Debt to Net Debt and Equity (including Off Balance Sheet Debt and Revenue Hedge Receivables)	49 : 51	53 : 47	n/a
Working Capital Ratio	40 : 60	32 : 68	n/a

Notes

1. On balance sheet debt includes bank and other loans and lease liabilities.
2. Non current debt excludes debt available to be set-off against non-current assets.
3. Swap offset is the net swap receivable calculated by aggregating the swap component of net receivables under hedge/swap contracts and net payables under hedge/swap contracts.
4. Cash and cash equivalents (included in the statement of financial position categories of cash and current receivables) include bills of exchange and promissory notes, negotiable securities and security and term deposits. The non-current bills of exchange and aircraft security deposits have been pledged as security to providers of aircraft finance.
5. Revenue Hedge Receivables are included in the statement of financial position until the revenue to which they relate is realised. Debt to equity shown in this table is inclusive of foreign exchange movements which are effectively hedged by the balance deferred in the balance sheet. The debt to equity calculation has therefore been shown on both a hedged and unhedged debt position.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

CONSOLIDATED NET INTEREST AS A PERCENTAGE OF AVERAGE NET DEBT (Unaudited)	Year Ended 30 June 2002 $m	Year Ended 30 June 2001 $m
Borrowing Costs		
Net Borrowing Costs	48.3	98.7
Capitalised Interest	77.0	13.0
Interest on Non-cancellable Operating Leases	119.4	66.7
Adjusted Net Interest Expense	**244.7**	**178.4**
Average Net Debt *		
Average Net Debt Including Off Balance Sheet Debt	3,952.0	3,148.8
Average Net Debt Including Off Balance Sheet Debt and Revenue Hedge Receivable	3,684.1	2,796.6
Adjusted Net Borrowing Costs as a Percentage of:		
Average Net Debt Including Off Balance Sheet Debt	6.2	5.7
Average Net Debt Including Off Balance Sheet Debt and Revenue Hedge Receivable	6.6	6.4

* Average Net Debt balances are calculated on a weighted average basis.


QANTAS

Media Release

QANTAS CAPITAL RAISING

NOT FOR RELEASE IN THE UNITED STATES OF AMERICA

SYDNEY, 21 August 2002: Qantas today announced it intends to raise approximately $800 million of ordinary equity through an entitlement offer to existing shareholders to support its capital expenditure program and help fund other potential investment opportunities that may arise.

Qantas Chief Executive Officer Geoff Dixon said the airline wanted to improve and grow its current competitive position.

"To do this, we need to continue to invest in new aircraft, quality inflight products, terminal facilities and modern infrastructure," he said.

Qantas had already announced that it would take delivery of 35 new aircraft – 13 Airbus 330s, six Boeing 747-400ERs, four Boeing 737-800s and 12 Airbus 380s.

"These new aircraft support our strategy of increasing capacity on profitable routes and seeking growth opportunities while improving efficiency overall," Mr Dixon said.

"This strategy will also support the launch of our new low cost, full service, medium-haul leisure airline, Australian Airlines."

Airbus 330s offer Qantas the flexibility to meet changing requirements in both domestic and international markets. They accommodate more passengers than comparable existing Qantas aircraft and offer a wider and more spacious cabin. The additional passenger capacity will provide increased revenue per flight and a reduction in aircraft operating costs per ASK compared to the Boeing 767-300. The first Airbus 330 will be delivered later this year and the fleet will provide capacity for growth, replacement of older aircraft and allow for the transfer of aircraft to Australian Airlines.

Boeing 747-400 Extended Range aircraft will provide capacity to meet passenger growth on international long-haul routes and, importantly, allow Qantas to operate trans-Pacific and European routes with fewer payload restrictions. This provides the opportunity to increase revenue per flight with few additional costs. The first Qantas 747-400 ER will be delivered later this year and the new aircraft will complement the existing 747-400 fleet.

Boeing 737-800s feature improved aerodynamics, wing tips and engine performance and are particularly suited to Qantas domestic routes. They accommodate more passengers than current versions of the 737-400. The introduction of the Boeing 737-800 aircraft provides increased revenue per flight and lowers operating costs per ASK on short haul routes by 20 per cent compared with the Boeing 737-400. The four new 737-800s due for delivery in 2003 will complement the 15 737-800s that joined the Qantas fleet between January and August 2002.

The Airbus 380, due for delivery from 2006, will accommodate up to 555 passengers and is expected to deliver operating return advantages over its competitors of 15 to 20 per cent. These aircraft will be particularly beneficial at international airports where landing slots are constrained.

Qantas is also investing in:

- New, more efficient aircraft;
- Upgrades to the domestic Boeing 737 fleet;
- Inflight entertainment systems;
- New international business class sleeper seats; and
- Domestic and international terminals and lounges.

Qantas is in discussions with Air New Zealand about the possibility of a strategic alliance between the two companies and an acquisition by Qantas of a minority equity interest in Air New Zealand.

While both Qantas and Air New Zealand believe that such an alliance would be of value to both airlines, discussions are ongoing. However, no agreement or commitment has been reached or entered into at this time and no assurances can be given as to what, if any, agreement will be reached. Any agreement reached would be conditional on a number of approvals, including regulatory and Air New Zealand shareholder approval. If any agreement is reached, part of the proceeds for the entitlement offer may be used to fund the acquisition of shares in Air New Zealand.

Offer Details

The funds will be raised by way of a non-renounceable entitlement offer made in two parts, an institutional entitlement offer and a retail entitlement offer.

The institutional entitlement offer will be conducted through a two-day bookbuild process after which Qantas will determine the issue price which will be the same for both the institutional and retail entitlement offers.

The retail entitlement offer is scheduled to open on 9 September and is expected to close at 5.00pm (AEST) on 27 September. A prospectus containing full details of the entitlement offer will be posted to shareholders who did not participate in the institutional entitlement offer by 6 September.

Trading in Qantas shares was halted yesterday pending an announcement by Qantas. The trading halt will remain until completion of the institutional bookbuild process. Trading is expected to recommence on Friday, 23 August.

This announcement has been prepared for publication in Australia and may not be released in the United States. This announcement does not constitute an offer of securities for sale in any jurisdiction, including the United States, and any securities described in this announcement may not be offered or sold in the United States absent registration under the US Securities Act of 1933 or an exemption from registration.

Issued by Qantas Public Affairs (Q2758)
Media Enquiries: Michael Sharp (02) 96913469

ASIC registered agent number

lodging party or agent name Kathryn Laurie
office, level, building name or PO Box no. Qantas Centre, Building A, Level 9
street number & name 203 Coward Street
suburb/city Mascot state/territory NSW postcode 2020
telephone (02) 9691 3488
facsimile (02) 9691 3339
DX number suburb/city

ASS. REQ-A
CASH. REQ-P
PROC.



Australian Securities & Investments Commission

Notification of
share issue

form **207**

Corporations Act 2001
254X(1)

company name Qantas Airways Limited
A.C.N. 009 661 901

Details of the issue

date of issue (d/m/y) 03 / 10 / 2001 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	Ordinary

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
Ordinary	21,739,708	$3.1441	

1. Have all shares been issued for cash only? Yes [x] No [ ]
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes [ ] No [ ]
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), *please provide an estimate of the time taken* to complete this form

Include
- The time actually spent reading the *instructions, working on the question* and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name Brett Stuart Johnson capacity Company Secretary

sign here [signature] date 1 / 11 / 2001

ASIC registered agent number

lodging party or agent name Kathryn Laurie
office, level, building name or PO Box no. Building A, Level 9
street number & name 203 Coward Street
suburb/city Mascot state/territory NSW postcode 2020
telephone (02) 9691 3488
facsimile (02) 9691 3339
DX number suburb/city



ASS. CASH. PROC. REQ-A REQ-P



Australian Securities & Investments Commission

Notification of
share issue

form **207**

Corporations Act 2001
254X(1)

company name Qantas Airways Limited
A.C.N. 009 661 901

Details of the issue

date of issue (d/m/y) 24/10/2001 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	Ordinary

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
Ordinary	149,540,984	$3.05	

1. Have all shares been issued for cash only? Yes [X] No [ ]
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes [ ] No [ ]
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name Brett Stuart Johnson capacity Company Secretary

sign here [signature] date 8/11/2001

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

ASIC registered agent number

lodging party or agent name Kathryn Laurie
office, level, business name or PO Box no. Qantas Airways Limited, Building A, Level9
street number & name 203 Coward Street
suburb/city Mascot state/territory NSW postcode 2020
telephone (02) 96913488
facsimile (02) 9691 3339
DX number suburb/city

ASS. REQ-A
CASH. REQ-P
PROC.



Australian Securities & Investments Commission

Notification of

change to officeholders

form **304**
Corporations Act 2001
205B & 601CV(1)

corporation name Qantas Airways Limited
ACN or ARBN 009 661 901

New appointment

Give details below of the person(s) who have consented in writing to become a director and/or secretary of the company. A public company must have a minimum of 3 directors (2 resident in Australia) and 1 secretary (resident in Australia). A proprietary company must have a minimum of 1 director (resident in Australia). The office of secretary is optional, but if appointed one must reside in Australia.

family name **given names**
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name **given names**
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name **given names**
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

Ceasing to hold office

family name Hillier given names Garie Elizabeth
date of birth (d/m/y) 05 /01 /1962 place of birth Sydney
date ceased (d/m/y) 02 /11 /2001 office held ☐ director ☒ secretary ☐ alternate director for:

family name given names
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held ☐ director ☐ secretary ☐ alternate director for:

family name given names
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held ☐ director ☐ secretary ☐ alternate director for:

Change of name or address of officeholder

family name (previously notified) given names
date of birth (d/m/y) / / Is this person also an **alternate director**? ☐ (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name
suburb/city state/territory postcode
country (if not Australia) date of change (d/m/y) / /

family name (previously notified) given names
date of birth (d/m/y) / / Is this person also an **alternate director**? ☐ (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name
suburb/city state/territory postcode
country (if not Australia) date of change (d/m/y) / /

NB: If insufficient space, set out details in an annexure - Annexures must conform to requirements. (Refer Guide)

Signature

I certify that the information in this form is true and correct.

print name Brett Stuart Johnson capacity Company Secretary

sign here



date 8 / 11 / 2001

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

General Counsel and
Company Secretary
Brett Johnson



SENDER TO KEEP
BN5994111

13 November 2001

Australian Securities & Investment Commission
Level 8
55 Market Street
SYDNEY NSW 2000

Dear Sir

Qantas Profitshare Scheme – 2001 Grant

The attached documentation has been sent to Eligible Employees in relation to the third grant of shares under the Qantas Profitshare Scheme (QPS).

Newly Eligible Employees were sent a package which contained an Information Letter, Rules and Terms & Conditions of the QPS and a General Information Booklet. The Information Letter included an invitation to participate in the QPS and an Acknowledgment Form.

Eligible Employees who have previously participated in the QPS were sent an Information Letter.

Qantas is lodging this documentation with the ASIC in accordance with paragraph 24(f) of Policy Statement 49: Employee Share Schemes.

Yours sincerely

Brett Johnson
General Counsel & Company Secretary

Enclosures: Information Letter to newly Eligible Employees
Acknowledgment Form
QPS Rules and Terms & Conditions Booklet
QPS General Information Booklet
Information Letter to previously Eligible Employees

C:\ASIC.DOC

Qantas Airways Limited
ACN 009 661 901
203 Coward Street Mascot New South Wales 2020 Australia
Telephone 61 (2) 9691 3456 Facsimile 61 (2) 9691 3339


QANTAS

18th October 2001

Qantas Profitshare Scheme – 2001 Grant

As advised on 11 October 2001, I am very pleased to announce that the Board of Qantas has approved the grant of $500 worth of bonus shares to each Eligible Employee in recognition of the outstanding efforts made by staff during the 2000/2001 financial year in challenging conditions.

On behalf of the Board, I would like to take this opportunity to invite you to participate in the Qantas Profitshare Scheme (QPS). Enclosed for your information is a Booklet containing the Rules and the Terms & Conditions of the QPS. Further information is also provided in the enclosed General Information Booklet prepared by Human Resources.

To accept this invitation, you must complete, sign and return the enclosed Acknowledgment Form by 30 November 2001. If your Acknowledgment Form is received after that date you will not be eligible to participate in the 2001 bonus grant. Forms received after 30 November 2001 will be valid for any subsequent grants approved by the Qantas Board under QPS.

The new bonus shares will be issued on 7 December 2001 to Eligible Employees employed prior to 1 January 2001 and still employed on the allotment date.

If you decide to accept the offer, no payment to Qantas is required by you for the shares or any costs associated with the grant of the shares.

Any questions about the QPS should be referred to your Human Resources Manager.

I join with all Board members in expressing thanks to all staff for your contribution over the 2000/2001 financial year and your continued support in the year ahead.

Yours sincerely

Geoff Dixon
Chief Executive Officer

001210 - V3

Qantas Airways Limited
ACN 009 661 901
Qantas Centre 203 Coward Street Mascot New South Wales 2020 Australia
Telephone 61 (2) 9691 3636



Qantas Airways Limited
ABN 16 009 661 901

QANTAS PROFITSHARE SCHEME

ACKNOWLEDGMENT FORM

I have read and understand the Terms and Conditions of the Qantas Profitshare Scheme (QPS) and agree to be bound by them.

I consent to becoming a shareholder of Qantas Airways Limited and agree to hold any shares I receive under the QPS subject to the Constitution of Qantas Airways Limited.

Signature	
Date	
New address (only required if address above is incorrect)	

You need to formally accept the invitation to participate in the QPS before you can receive any bonus shares.

To accept this invitation, you must complete, sign and return this Acknowledgment Form no later than 30 November 2001. If your Acknowledgment Form is received after that date you will not be eligible to participate in any grant for the 2000/2001 financial year. Forms received after 30 November will be valid for any subsequent grants approved by the Qantas Board under the QPS.

Please return the signed Form to the Qantas Share Registry at GPO Box 7045, Sydney, NSW, 1115 in the enclosed reply paid envelope.


QANTAS

PROFITSHARE SCHEME

RULES AND
TERMS & CONDITIONS
EFFECTIVE SEPTEMBER 2000

Qantas Airways Limited
ABN 16 009 661 901


QANTAS

PROFITSHARE SCHEME

GENERAL INFORMATION
SEPTEMBER 2001

Qantas Airways Limited
ABN 16 009 661 901



18th October 2001

Qantas Profitshare Scheme – 2001 Grant

As advised on 11 October 2001, I am very pleased to announce that the Board of Qantas has approved the grant of $500 worth of bonus shares to each Eligible Employee in recognition of the outstanding efforts made by staff during the 2000/2001 financial year in challenging conditions.

The new bonus shares will be allotted on 7 December 2001 to Eligible Employees employed prior to 1 January 2001 and still employed on the allotment date. As you received bonus shares in November 2000, you do not need to take any action to receive the 2001 grant of bonus shares.

Any questions about the QPS should be referred to your Human Resources Manager.

If you have recently changed your address, please send written advice to:

Qantas Share Registry
GPO Box 7045
SYDNEY NSW 1115
AUSTRALIA

I join with all Board members in expressing thanks to all staff for your contribution over the 2000/2001 financial year and your continued support in the year ahead.

Yours sincerely

Geoff Dixon
Chief Executive Officer

Qantas Airways Limited
ACN 009 661 901
Qantas Centre 203 Coward Street Mascot New South Wales 2020 Australia

ASIC registered agent number

lodging party or agent name: Stephen Heesh
office, level, business name or PO Box no.: Level 9 Building A Qantas Centre
street number & name: 203 Coward Street
suburb/city: Mascot state/territory: NSW postcode: 2020
telephone: (02) 9691 3875
facsimile: (02) 9691 3339
DX number suburb/city

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐



Australian Securities & Investments Commission

Notification of

change to officeholders

form **304**

Corporations Act 2001

205B & 601CV(1)

corporation name: Qantas Airways Limited
ACN or ARBN: 009 661 901

New appointment

Give details below of the person(s) who have consented in writing to become a director and/or secretary of the company. A public company must have a minimum of 3 directors (2 resident in Australia) and 1 secretary (resident in Australia). A proprietary company must have a minimum of 1 director (resident in Australia). The office of secretary is optional, but if appointed one must reside in Australia.

family name **given names**
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for : effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name **given names**
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name **given names**
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

Ceasing to hold office

family name Eddington given names Roderick Ian
date of birth (d/m/y) 02 /01 /1950 place of birth Perth WA
date ceased (d/m/y) 23 /11 /2001 office held [X] director [ ] secretary [ ] alternate director for:

family name Rishton given names John Frederick
date of birth (d/m/y) 21 /02 /1958 place of birth Hertfordshire United Kingdom
date ceased (d/m/y) 23 /11 /2001 office held [ ] director [ ] secretary [X] alternate director for: Roderick Ian Eddington

family name given names
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held [ ] director [ ] secretary [ ] alternate director for:

Change of name or address of officeholder

family name (previously notified) given names
date of birth (d/m/y) / / Is this person also an **alternate director**? [ ] (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name
suburb/city state/territory postcode
country (if not Australia) date of change (d/m/y) / /

family name (previously notified) given names
date of birth (d/m/y) / / Is this person also an **alternate director**? [ ] (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name
suburb/city state/territory postcode
country (if not Australia) date of change (d/m/y) / /

NB: If insufficient space, set out details in an annexure - Annexures must conform to requirements. (Refer Guide)

Signature

I certify that the information in this form is true and correct.

print name Brett Stuart Johnson capacity Secretary

sign here  date 29 /11 /2001

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

ASIC registered agent number

lodging party or agent name Stephen Heesh
office, level, buildingname or PO Box no. Level 9 Building A Qantas Centre
street number & name 203 Coward Street
suburb/city Mascot state/territory NSW postcode 2020
telephone (02) 9691 3875
facsimile (02) 9691 3339
DX number suburb/city

ASS. REQ-A
CASH. REQ-P
PROC.



Australian Securities & Investments Commission

Notification of
share issue

form **207**

Corporations Act 2001
254X(1)

company name Qantas Airways Limited
A.C.N. 009 661 901

Details of the issue

date of issue (d/m/y) 07 / 12 / 2001 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	Ordinary

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	ode	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	3,523,086	Nil	

1. Have all shares been issued for cash only? Yes ☐ No ☒
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No ☒
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name Brett Stuart Johnson capacity Secretary

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

ASIC registered agent number

lodging party or agent name Stephen Heesh
office, level, buildingname or PO Box no. Level 9 Building A Qantas Centre
street number & name 203 Coward Street
suburb/city Mascot state/territory NSW postcode 2020
telephone (02) 9691 3875
facsimile (02) 9691 3339
DX number suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐



Australian Securities & Investments Commission

Notification of
share issue

form **207**
Corporations Act 2001
254X(1)

company name Qantas Airways Limited
A.C.N. 009 661 901

Details of the issue

date of issue (d/m/y) 10 / 12 / 2001 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	Ordinary

If you are listing any of the common classes of shares shown below, show only the class code.
If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	68,107,975	Nil	

1. Have all shares been issued for cash only? Yes ☒ No ☐
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No ☒
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name Brett Stuart Johnson capacity Secretary

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

ASIC registered agent number

lodging party or agent name Stephen Heesh
office level, buildingname or PO Box no. Level 9 Building A Qantas Centre
street number & name 203 Coward Street
suburb/city Sydney state/territory NSW postcode 2020
telephone (02)9691 3875
facsimile (02)9691 3339
DX number suburb/city

A BARCODE IS NOT REQUIRED ON THIS DOCUMENT

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐



Australian Securities & Investments Commission

Notification of

details of shares issued other than for cash

form **208**

Corporations Act 2001
117(2), 163(3), 254X(1), 601BC(2)

company name Qantas Airways Limited
A.C.N. 009 661 901

Details of the shares issued

class code	total number of shares issued	date of issue (d/m/y)
ORD	3,523,086	07/12/2001

class code	total number of shares issued	date of issue (d/m/y)

class code	total number of shares issued	date of issue (d/m/y)

Details of the issue

(Tick the boxes which apply and fill in the details required.)

☐ **The issue was made under a contract not reduced to writing.**

date of the contract (d/m/y) / /
parties to the contract
nature of the contract

☒ **The issue was made under a provision in the company's constitution / replaceable rules.**

relevant clauses in constitution **and/or** replaceable rules Clause 2.11 of the Qantas Airways Limited Constitution - Employee Share Plans

☐ **The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders.** or ☐ **The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled.**

date of relevant resolution or authority (d/m/y) / /
summary of the provisions of the relevant resolution or other authority

☐ **The issue was made in satisfaction or part satisfaction of the purchase price of property.**

details of the property:

amount paid in cash	$
amount deemed as paid in shares issued	$
amount of debt released or liabilities assumed (including mortgages on the property)	$
TOTAL purchase price	**$**

☐ **The issue was made in consideration of services rendered or any other consideration not mentioned above.**

details:

Signature

I certify that the information in this form is true and complete.

print name Brett Stuart Johnson capacity Secretary

sign here  date 7 /12/2001

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

When completed send this return with the prescribed fee to ASIC, P O Box 4000, Gippsland Mail Centre VIC 3841

ASIC registered agent number ______

lodging party or agent name Stephen Heesh

address Level 9 Building A Qantas Centre
203 Coward Street
Mascot
State NSW Postcode 2020

DX number and location ______

Telephone (02)9691 3875 Facsimile (02)9691 3339

If you employ less than 20 persons please provide an estimate of the time taken to complete this form. Include all time spent to read the instructions and provide the information.
______hrs ______mins

For the purpose of ascertaining if a fee concession applies as per Corporations (Fees) Regulations, please indicate if the company is one of the following:

☐ **Home Unit Company** ☐ **Superannuation Trustee Company** ☐ **Non-Profit Company**



Australian Securities and Investments Commission

Annual Return of a company

form **316**

Corporations Act 2001
345, 346, 347, 348

Declaration and Signature

must be completed, signed and dated by a current director or secretary of the company

1. I declare that the information given on this Annual Return of 6 pages and any annexures is complete and correct at the date of signing.

~~*I declare that within the period of one month prior to lodgement of this return the directors of the company~~
~~Have~~
~~have not~~ *(strike out whichever is not applicable)*
~~received that they are of the opinion that there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.~~

NOTE*: Declaration (2) should be struck out entirely if the company has lodged a financial report with ASIC within the 12 month period prior to the date of lodging this return

print name Brett Stuart Johnson capacity Secretary

date 10 / 01/2002 sign here [signature]

1 **company name** QANTAS AIRWAYS LIMITED

Australian Company No. 009 661 901

2 **Annual Return year** 2001

3 **registered office address** QANTAS CENTRE
LEVEL 9
203 COWARD ST
MASCOT NSW 2020

if change of address Show the new address in the space next to the old address
date of change (d/m/y) / / if ASIC previously notified, date of notification (d/m/y/) / /

Does the company occupy the premises specified as the address of the registered office? yes ☑ no ☐

if no name of occupier

Has the occupier of the premises consented in writing to the use of the specified address as the address of the registered office of the company and not withdrawn that consent? yes ☐ no ☐

4 **principal place of business** 203 COWARD ST
MASCOT NSW 2020

if change of address Show the new address in the space next to the old address
date of change (d/m/y) / / if ASIC previously notified, date of notification (d/m/y) / /

Date: 19/12/2001 Print number: 311815

5 ultimate holding company

If registered in Australia show ACN or ARBN

If not registered in Australia show country of incorporation or formation

6 company officers

Carefully check all pre-printed details. If changes are necessary, **draw a line through any incorrect details.** Show the correct information in the space next to the incorrect details. The following information is required for all company officers. Each item must appear on a separate line. 1. Family name and all given names in full. (Initials are not acceptable) 2. Unit, floor, building name, street number and name. 3. Suburb/city, state and postcode. The address for company officers should be the usual	residential address unless otherwise provided under s205D. 4. If born in Australia - date of birth and city/town and state of birth. If not born in Australia - date of birth and city/town and country of birth. 5. Office held and date of appointment. For alternate directors, also include the director/s for whom they are alternate and the cessation date/s if known. The cessation date/s can be future date/s.	**Changes** If changing an officer's name or address, include the date the change occurred. If adding or ceasing an officer, show the date of appointment, cessation or resignation. If ASIC has already been notifed of the changes, include the date of notification.

CODD, MICHAEL HENRY
RMB 35A MONARO HIGHWAY
WILLIAMSDALE NSW 2620
26/12/1939 HARVEY WA
DIRECTOR 16/01/1992

DIXON, GEOFFREY JAMES
203 COWARD ST
MASCOT NSW 2020
21/12/1939 ~~WAGGA~~ NSW
DIRECTOR 01/08/2000

Place of Birth filed on 2 August 2000 as Wagga Wagga

EASTWOOD, TREVOR RAYMOND
10 BELLEVUE TERRACE
WEST PERTH WA 6005
29/03/1942 PERTH WA
DIRECTOR 18/10/1995

GREGG, PETER ALLAN
203 COWARD ST
MASCOT NSW 2020
24/02/1955 BRISBANE QLD
DIRECTOR 13/09/2000

HEESH, STEPHEN FRANCIS
25 HENSON ST
BRIGHTON-LE-SANDS NSW 2216
04/02/1948 SYDNEY. NSW
SECRETARY 22/07/1981

JACKSON, MARGARET ANNE
'14 FLOOR'
50 FRANKLIN ST
MELBOURNE VIC 3000
17/03/1953 WARRAGUL VIC
DIRECTOR 01/07/1992

7 issued shares and options

class code	description, full title of share
ORD	ORDINARY SHARES

class code	shares: total number issued	total amount paid	total amount unpaid	options: number of unissued shares subject to options
ORD	~~1217948164~~	0.00	0.00	
	1,551,524,265	N/A		

8 list of members (shareholders)

Apart from companies limited by guarantee only, and some transferring financial institutions, all companies are required to provide the details of the top 20 members of each class.

Provide the ACN or ARBN of the member if applicable.

If details of the members were recorded on the ASIC database from the last Annual Return these details will be printed below. Add full details of any new or unlisted members after the printed information.

If the member details for the listed shares have changed, draw a line through the name and address and show the new information next to the printed information

A member who holds shares on behalf of another person or corporation is **not the beneficial owner** of the shares (show 'N')

member's full name and address or name and address of executor/s where applicable	class code (from item 7)	total number of shares held	Are shares fully paid? (Y/N)	Are shares beneficially owned (Y/N)
MLC LIMITED A.C.N./A.R.B.N: 000 000 402 C/- WESTPAC CUSTODIAN NOMINEES 50 PITT ST SYDNEY NSW 2000	ORD	21333486	Y	N
COMMONWEALTH CUSTODIAL SERVICES LIMITED A.C.N./A.R.B.N: 000 485 487 GPO BOX 4122 SYDNEY NSW 2001	ORD	14283109	Y	N
CITICORP NOMINEES PTY LTD A.C.N./A.R.B.N: 000 809 030 GPO BOX 764G MELBOURNE VIC 3001	ORD	16420493	Y	N
JPMORGAN CUSTODIAL SERVICES PTY LIMITED A.C.N./A.R.B.N: 000 871 661 PO BOX 299 MELROSE PARK SA 5039	ORD	93258341	Y	N

Date: 19/12/2001 Print number: 311815

JOHNSON, BRETT STUART
46 REDNAL ST
MONA VALE NSW 2103
30/12/1957 SYDNEY NSW
SECRETARY 03/07/1995

KENNEDY, JAMES JOSEPH
16 LEURA TERRACE
HAWTHORNE QLD 4171
08/04/1934 COLLINSVILLE QLD
DIRECTOR 18/10/1995

KENNEDY, TREVOR JOHN
15 ELAMANG AVENUE
KIRRIBILLI NSW 2061
24/06/1942 PERTH WA
DIRECTOR 14/04/1994

MAYNARD, ROGER PAUL
43 ROSEBANK
HOLYPORT RD
FULHAM SW6 6LQ UNITED KINGDOM
10/02/1943 BERKHAMSTEAD UNITED KINGDOM
DIRECTOR 10/03/1993

SCHUBERT, JOHN MICHAEL
3 GLENCARRON AVENUE
~~BALMORAL~~ NSW 2088
11/12/1942 ADELAIDE SA
DIRECTOR 23/10/2000

Suburb filed on 24 October 2000 as Mosman

TAIT, NICKLEBY ROBIN DUNCAN
29 THE PARAPET
CASTLECRAG NSW 2068
12/04/1939 COLOMBO SRI LANKA
DIRECTOR 10/03/1993

****

Date: 19/12/2001 Print number: 311815

8 list of members (shareholders) (continued)

Apart from companies limited by guarantee only, and some transferring financial institutions, all companies are required to provide the details of the top 20 members ofeach class.

Provide the ACN or ARBN of the member if applicable.

If details of the members were recorded on the ASIC database from the last Annual Return these details will be printed below. Add full details of any new or unlisted members after the printed information.

If the member details for the listed shares have changed, draw a line through the name and address and show the new information next to the printed information

A member who holds shares on behalf of another person or corporation is **not the beneficial owner** of the shares (show 'N')

member's full name and address or name and address of executor/s where applicable	class code (from item 7)	total number of shares held	Are shares fully paid? (Y/N)	Are shares beneficially owned (Y/N)
JPMORGAN CUSTODIANS LIMITED A.C.N./A.R.B.N: 002 835 583 PO BOX 299 MELROSE PARK SA 5039	ORD	6343363	Y	N
WESTPAC CUSTODIAN NOMINEES LIMITED A.C.N./A.R.B.N: 002 861 565 50 PITT ST SYDNEY NSW 2000	ORD	58931649	Y	N
CHASE MANHATTAN NOMINEES LIMITED A.C.N./A.R.B.N: 002 899 961 LOCKED BAG 7 SYDNEY NSW 2001	ORD	119956835	Y	N
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED A.C.N./A.R.B.N: 003 094 568 GPO BOX 5302 SYDNEY NSW 2001	ORD	8167996	Y	N
COMMONWEALTH LIFE LIMITED A.C.N./A.R.B.N: 003 610 008 GPO BOX 4122 SYDNEY NSW 2001	ORD	2909915	Y	N
BT LIFE LIMITED A.C.N./A.R.B.N: 003 773 680 PO BOX 299 MELROSE PARK SA 5039	ORD	3100263	Y	N
NATIONAL NOMINEES LIMITED A.C.N./A.R.B.N: 004 278 899 GPO BOX 1406M MELBOURNE VIC 3001	ORD	97206496	Y	N
ANZ NOMINEES LIMITED A.C.N./A.R.B.N: 005 357 568 GPO BOX 2842AA MELBOURNE VIC 3001	ORD	12379686	Y	N

Date: 19/12/2001 Print number: 311815

8 list of members (shareholders) (continued)

Apart from companies limited by guarantee only, and some transferring financial institutions, all companies are required to provide the details of the top 20 members of each class.

Provide the ACN or ARBN of the member if applicable.

If details of the members were recorded on the ASIC database from the last Annual Return these details will be printed below. Add full details of any new or unlisted members after the printed information.

If the member details for the listed shares have changed, draw a line through the name and address and show the new information next to the printed information

A member who holds shares on behalf of another person or corporation is **not the beneficial owner** of the shares (show 'N')

member's full name and address or name and address of executor/s where applicable	class code (from item 7)	total number of shares held	Are shares fully paid? (Y/N)	Are shares beneficially owned (Y/N)
MLEQ NOMINEES PTY LIMITED A.C.N./A.R.B.N: 006 870 864 LEVEL 39 120 COLLINS ST MELBOURNE VIC 3000	ORD	3946266	Y	N
QUEENSLAND INVESTMENT CORPORATION A.C.N./A.R.B.N: ___________ GPO BOX 2242 BRISBANE QLD 4001	ORD	21358762	Y	N
BRITISH AIRWAYS INVESTMENTS (AUSTRALIA) PTY LIMITED A.C.N./A.R.B.N: 058 440 001 'AAP CENTRE' LEVEL 19 259 GEORGE ST SYDNEY NSW 2000	ORD	302764820	Y	Y
AMP LIFE LIMITED A.C.N./A.R.B.N: 079 300 379 PO BOX R209 ROYAL EXCHANGE NSW 1225	ORD	21943688	Y	N
COGENT NOMINEES PTY LIMITED A.C.N./A.R.B.N: 084 150 023 PO BOX R209 ROYAL EXCHANGE NSW 1225	ORD	8054201	Y	N
CSS BOARD A.C.N./A.R.B.N: ___________ CHASE MANHATTAN NOMINEES LIMITED LOCKED BAG 7 SYDNEY NSW 2001	ORD	4557112	Y	N
PSS BOARD A.C.N./A.R.B.N: ___________ CHASE MANHATTAN NOMINEES LIMITED LOCKED BAG 7 SYDNEY NSW 2001	ORD	3100263	Y	N

**** Please add any new members under this line. ****

Refer Annexure A

Date: 19/12/2001 Print number: 311815

Annexure A

QANTAS AIRWAYS LIMITED
A.C.N 009 661 901

	Shareholder	Class Code	Total Number of Shares Held	Are Shares Fully Paid?	Are Shares Beneficially Owned?
1.	British Airways Investments (Australia) Pty Ltd Level 19 AAP Centre 259 George Street Sydney NSW 2000	ORD	332,588,055	Y	Y
2.	Chase Manhattan Nominees Limited Locked Bag 7 Royal Exchange Sydney NSW 2001	ORD	237,495,874	Y	N
3.	National Nominees Limited GPO Box 1406M Melbourne VIC 3001	ORD	105,497,388	Y	N
4.	RBC Global Services Australia Nominees Pty Limited GPO Box 5430 Sydney NSW 2000	ORD	82,162,894	Y	N
5.	Westpac Custodian Nominees Limited 50 Pitt Street Sydney NSW 2000	ORD	78,693,087	Y	N
6.	AMP Life Limited PO Box R209 Royal Exchange NSW 1225	ORD	25,502,538	Y	N
7.	Commonwealth Custodial Services Limited GPO Box 4122 Sydney NSW 2000	ORD	28,152,320	Y	N
8.	Bankers Trust C/- JP Morgan Custodial Services Pty Ltd PO Box 299 Melrose Park SA 5039	ORD	20,594,417	Y	N
9.	ANZ Nominees Limited GPO Box 2842AA Melbourne VIC 3001	ORD	18,589,818	Y	N
10.	ING Life Limited Level 12 347 Kent Street Sydney NSW 2000	ORD	18,322,988	Y	N
11	NRMA Nominees Pty Limited C/- NRMA Investment Management 388 George Street Sydney NSW 2000	ORD	17,636,371	Y	N
12	Citcorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	ORD	17,454,211	Y	N

13.	AMP Nominees Pty Limited PO Box R209 Royal Exchange NSW 1225	ORD	17,096,156	Y	N
14.	HSBC Custody Nominees (Australia) Limited GPO Box 5302 Sydney NSW 2001	ORD	11,469,106	Y	N
15.	MLC Limited C/- Westpac Custodian Nominees Limited 50 Pitt Street Sydney NSW 2000	ORD	10,976,522	Y	N
16.	Queensland Investment Corporation GPO Box 2242 Brisbane QLD 4001	ORD	10,670,888	Y	N
17.	The National Mutual Life Association of Australasia Limited 13th Floor 447 Collins Street Melbourne VIC 3000	ORD	8,975,045	Y	N
18.	Government Superannuation Office (A/C State Super Fund) C/- National Nominees Limited GPO Box 1406M Melbourne VIC 3001	ORD	7,014,229	Y	N
19.	Victorian Workcover Authority C/- National Nominees Limited GPO Box 1406M Melbourne VIC 3001	ORD	5,060,776	Y	N
20.	CSS Board Chase Manhattan Nominees Limited Locked Bag 7 Royal Exchange NSW 2001	ORD	4,050,167	Y	N

This is Annexure A of two pages referred to in Form 316 – Annual Return of a Company.



Brett Stuart Johnson
10 January 2002

QANTAS CENTRE, 203 COWARD STREET, MASCOT, NSW 2020 AUSTRALIA

910815

Supplier number: GEN34668

For Queries Phone: 02 9691 5549 A

Date: 08/01/02

Sys Ref Number	Batch Ref	Invoice Date	Invoice Ref	Gross Amount	Nett Amount	Remarks
032779929	API16776	07/01/02	LODFEE070102	900.00	900.00	MARIA XTN 29707
032779930	API16776	13/12/01	0177056602071A	10.00	10.00	
TOTAL				910.00	910.00	



A.C.N. 009 661 901
FORM No. 91A00024



Commonwealth Bank
Commonwealth Bank of Australia
240 QUEEN STREET BRISBANE QLD

910815

PAY THE SUM OF

TENS OF MILLIONS	MILLIONS	HUNDREDS OF THOUSANDS	TENS OF THOUSANDS	THOUSANDS	HUNDREDS	TENS	UNITS	CENTS
NIL	NIL	NIL	NIL	NIL	NINE	ONE	NIL	00

OF DOLLARS

DATE 08/01/02

For and on behalf of
QANTAS AIRWAYS LIMITED
A.C.N. 009 661 901
WORKING ACCOUNT

TO THE ORDER OF

AUSTRALIAN SECURITIES & INVESTMENTS COMM
LOCKED BAG 5000
GIPPSLAND MAIL CENTRE
VIC

$ *********910.00

WARNING - THIS CHEQUE CONTAINS IN-BUILT SECURITY FEATURES

3841

NOT NEGOTIABLE A/C PAYEE ONLY

⑈910815⑈ 064⑆000⑆ 1042⑆1629⑈

CLASS GROUP: *G1/FULLY PAID/EMPLOYEES

HOLDER NO	NAME AND ADDRESS	UNITS	% I/C	RANK
GRP*BA	BRITISH AIRWAYS INVESTMENTS (AUSTRALIA) PTY LIMITED LEVEL 19 AAP CENTRE 259 GEORGE STREET SYDNEY NSW 2000	332,588,055	21.44	1
	BRITISH AIRWAYS INVESTMENTS (AUSTRALIA) PTY LTD LEVEL 19 AAP CENTRE 259 GEORGE STREET SYDNEY NSW 2000	332,588,055		
	CHASE MANHATTAN NOMINEES LIMITED LOCKED BAG 7 ROYAL EXCHANGE SYDNEY NSW 2001	237,495,874	15.31	2
	NATIONAL NOMINEES LIMITED GPO BOX 1406M MELBOURNE VIC 3001	105,497,388	6.80	3
GRP*RBC	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED, GPO BOX 5430 SYDNEY NSW 2000	82,162,894	5.30	4
	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LTD <AY A/C> GPO BOX 5430 SYDNEY NSW 2000	142,595		
	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <BP A/C> GPO BOX 5430 SYDNEY NSW 2000	109,689		
	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <CGU INSURANCE A/C> GPO BOX 5430 SYDNEY NSW 2000	1,080,229		
	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <CGU SUPER A/C> GPO BOX 5430 SYDNEY NSW 2000	122,369		

CLASS GROUP: *G1/FULLY PAID/EMPLOYEES

HOLDER NO	NAME AND ADDRESS	UNITS	% I/C	RANK
	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <CSPST A/C> GPO BOX 5430 SYDNEY NSW 2000	77,400		
	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <DLOC A/C> GPO BOX 5430 SYDNEY NSW 2000	5,875		
	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <FOR A/C> GPO BOX 5430 SYDNEY NSW 2000	1,148,724		
	RBC GLOBAL SERVICES AUSTRLIA NOMINEES PTY LIMITED <GRWTH A/C> GPO BOX 543 SYDNEY NSW 2000	1,194,900		
	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <HSGINV A/C> GPO BOX 5430 SYDNEY NSW 2000	76,311		
	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <HSGPST A/C> GPO BOX 5430 SYDNEY NSW 2000	1,184,934		
	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LTD <IHAT A/C> GPO BOX 5430 SYDNEY NSW 2000	15,115		
	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <IMPUTA A/C> GPO BOX 5430 SYDNEY NSW 2000	9,430,200		
	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <JBAEPT A/C>	433,545		

CLASS GROUP: *G1/FULLY PAID/EMPLOYEES

HOLDER NO	NAME AND ADDRESS	UNITS	% I/C	RANK
	GPO BOX 5430 SYDNEY NSW 2000			
	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <JBINV A/C> GPO BOX 5430 SYDNEY NSW 2000	51,685		
	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <JBLEA A/C> GPO 5430 SYDNEY NSW 2000	417,255		
	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <MMNGSS A/C> GPO BOX 5430 SYDNEY NSW 2000	267,215		
	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <MTRAEF A/C> GPO 5430 SYDNEY NSW 2000	19,886,717		
	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <MTRBAL A/C> GPO BOX 5430 SYDNEY NSW 2000	8,614,200		
	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <MTRMIT A/C> GPO BOX 5430 SYDNEY NSW 2000	870,900		
	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <PIIC A/C> GPO BOX 5430 SYDNEY NSW 2000	384,231		
	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <PIPOOLED A/C> GPO BOX 5430 SYDNEY NSW 2000	2,643,044		

CLASS GROUP: *G1/FULLY PAID/EMPLOYEES

HOLDER NO	NAME AND ADDRESS	UNITS	% I/C	RANK
	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <PP A/C> GPO BOX 5430 SYDNEY NSW 2000	728,140		
	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <PWINST A/C> GPO BOX 5430 SYDNEY NSW 2000	115,000		
	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <QITE2 A/C> GPO BOX 5430 SYDNEY NSW 2000	89,516		
	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <RA A/C> GPO BOX 5430 SYDNEY NSW 2000	15,097,477		
	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <RBC DRP A/C> GPO BOX 5430 SYDNEY NSW 2000	1,000		
	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <SC A/C> GPO BOX 5430 SYDNEY NSW 2000	299,000		
	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <SSHPST A/C> GPO BOX 5430 SYDNEY NSW 2000	543,889		
	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <SSHSIT A/C> GPO 5430 SYDNEY NSW 2000	80,233		
	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <SSIF A/C>	121,100		

CLASS GROUP: *G1/FULLY PAID/EMPLOYEES

HOLDER NO	NAME AND ADDRESS	UNITS	% I/C	RANK
	GPO BOX 5430 SYDNEY NSW 2000			
	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <SSIFG A/C> GPO BOX 5430 SYDNEY NSW 2000	119,900		
	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <SSPSG A/C> GPO BOX 5430 SYDNEY NSW 2000	1,839,100		
	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <SSPST A/C> GPO BOX 5430 SYDNEY NSW 2000	830,700		
	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <SUPA A/C> GPO BOX 5430 SYDNEY NSW 2000	3,540,900		
	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <SUPER A/C> GPO BOX 5430 SYDNEY NSW 2000	6,609,100		
	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <SWSTST A/C> GPO BOX 5430 SYDNEY NSW 2000	838,500		
	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <UBS A/C> GPO BOX 5430 SYDNEY NSW 2000	2,363,929		
	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <WAON10 A/C> GPO BOX 5430 SYDNEY NSW 2000	413,100		

CLASS GROUP: *G1/FULLY PAID/EMPLOYEES

HOLDER NO	NAME AND ADDRESS	UNITS	% I/C	RANK
	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <WBCIWA A/C> GPO BOX 5430 SYDNEY NSW 2000	23,853		
	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <WD A/C> GPO BOX 5430 SYDNEY NSW 2000	351,324		
*GRP*WEST	WESTPAC CUSTODIAN NOMINEES LIMITED	78,693,087	5.07	5
	WESTPAC CUSTODIAN NOMINEES LIMITED <FOREIGN ACCOUNT> 50 PITT STREET SYDNEY NSW 2000	49,973,260		
	WESTPAC CUSTODIAN NOMINEES LIMITED 50 PITT STREET SYDNEY NSW 2000	28,719,827		
	AMP LIFE LIMITED PO BOX R209 ROYAL EXCHANGE NSW 1225	29,502,538	1.90	6
*GRP*COMM	COMMONWEALTH CUSTODIAL SERVICES LIMITED	28,152,320	1.81	7
	COMMONWEALTH CUSTODIAL SERVICES LIMITED <NO 100 ACCOUNT> GPO BOX 4122 SYDNEY NSW 1030	5,964,088		
	COMMONWEALTH CUSTODIAL SERVICES LIMITED <NO 11 ACCOUNT> GPO BOX 4122 SYDNEY NSW 1030	418,046		
	COMMONWEALTH CUSTODIAL SERVICES LIMITED <NO 12 ACCOUNT> GPO BOX 4122 SYDNEY NSW 1030	4,500		

CLASS GROUP: *G1/FULLY PAID/EMPLOYEES

HOLDER NO	NAME AND ADDRESS	UNITS	% I/C	RANK
	COMMONWEALTH CUSTODIAL SERVICES LIMITED <NO 17 ACCOUNT> GPO BOX 4122 SYDNEY NSW 1030	5,279,609		
	COMMONWEALTH CUSTODIAL SERVICES LIMITED <NO 5 ACCOUNT> GPO BOX 4122 SYDNEY NSW 1030	1,180,106		
	COMMONWEALTH CUSTODIAL SERVICES LIMITED <NO 6 ACCOUNT> GPO BOX 4122 SYDNEY NSW 1030	135,972		
	COMMONWEALTH CUSTODIAL SERVICES LIMITED <NO 7 ACCOUNT> GPO BOX 4122 SYDNEY NSW 1030	921,900		
	COMMONWEALTH CUSTODIAL SERVICES LIMITED <ADR ACCOUNT> GPO BOX 4122 SYDNEY NSW 1030	86,840		
	COMMONWEALTH CUSTODIAL SERVICES LIMITED <A/C EISS> GPO BOX 4122 SYDNEY NSW 1030	2,631,146		
	COMMONWEALTH CUSTODIAL SERVICES LIMITED <A/C LGSS> GPO BOX 4122 SYDNEY NSW 1030	5,989,992		
	COMMONWEALTH CUSTODIAL SERVICES LIMITED <TAKEOVER ACCOUNT> GPO BOX 4122 SYDNEY NSW 1030	5		
	COMMONWEALTH CUSTODIAL SERVICES LIMITED GPO BOX 4122	5,540,116		

CLASS GROUP: *G1/FULLY PAID/EMPLOYEES

HOLDER NO	NAME AND ADDRESS	UNITS	% I/C	RANK
	SYDNEY NSW 1030			
*GRP*BANKT	BANKERS TRUST C/- J P MORGAN CUSTODIAL SERVICES PTY LTD PO BOX 299 MELROSE PARK SA 5039	20,594,417	1.33	8
	JP MORGAN CUSTODIAL SERVICES PTY LTD - A/C BT LIFE <NUMBER 3 A/C> PO BOX 299 MELROSE PARK SA 5039	729,670		
	JP MORGAN CUSTODIAL SERVICES PTY LTD - A/C BT LIFE <NUMBER 4 ACCOUNT> PO BOX 299 MELROSE PARK SA 5039	394,129		
	JP MORGAN CUSTODIAL SERVICES PTY LTD <BRF A/C> PO BOX 299 MELROSE PARK SA 5039	699,597		
	JP MORGAN CUSTODIAL SERVICES PTY LTD <EQUI A/C> PO BOX 299 MELROSE PARK SA 5039	5,965,060		
	JP MORGAN CUSTODIAL SERVICES PTY LTD <FGF A/C> PO BOX 299 MELROSE PARK SA 5039	1,598,007		
	JP MORGAN CUSTODIAL SERVICES PTY LTD <GROWTH A/C> PO BOX 299 MELROSE PARK SA 5039	4,439,138		
	JP MORGAN CUSTODIAL SERVICES PTY LTD PO BOX 299 MELROSE PARK SA 5039	1,214,378		
	JP MORGAN CUSTODIAL SERVICES PTY LTD	1,181,370		

LASS GROUP: *G1/FULLY PAID/EMPLOYEES

OLDER NO	NAME AND ADDRESS	UNITS	% I/C	RANK
	<MFTP A/C> PO BOX 299 MELROSE PARK SA 5039			
	JP MORGAN CUSTODIAL SERVICES PTY LTD <NORWICH LIFE A/C> PO BOX 299 MELROSE PARK SA 5039	3,880,360		
	JP MORGAN CUSTODIAL SERVICES PTY LTD <PASF A/C> PO BOX 299 MELROSE PARK SA 5039	326,883		
	JP MORGAN CUSTODIAL SERVICES PTY LTD <PIDASH A/C> PO BOX 299 MELROSE PARK SA 5039	165,825		
RP*ANZ	ANZ NOMINEES LIMITED	18,589,818	1.20	9
	ANZ NOMINEES LIMITED GPO BOX 2842AA MELBOURNE VIC 3001	18,316,023		
	ANZ NOMINEES LIMITED GPO BOX 2842AA MELBOURNE VIC 3001	273,795		
	ING LIFE LIMITED LEVEL 12 ATT MR FRANK CUSH 347 KENT STREET SYDNEY NSW 2000	18,322,988	1.18	10
	NRMA NOMINEES PTY LIMITED C/- NRMA INVESTMENT MANAGEMENT 388 GEORGE STREET SYDNEY NSW 2000	17,636,371	1.14	11
RP*CITI	CITICORP NOMINEES PTY LIMITED GPO BOX 764G MELBOURNE VIC 3001	17,454,211	1.12	12
	CITICORP NOMINEES PTY LIMITED <CFCL NON ML IND SH ACCOUNT> GPO BOX 764G MELBOURNE VIC 3001	1,492,651		

CLASS GROUP: *G1/FULLY PAID/EMPLOYEES

HOLDER NO	NAME AND ADDRESS		UNITS	% I/C	RANK
		CITICORP NOMINEES PTY LIMITED <CFS WSLE IMPUTATION FND A/C> GPO BOX 764G MELBOURNE VIC 3001	52,000		
		CITICORP NOMINEES PTY LIMITED <CFS WSLE SECTOR NEUTRAL A/C> GPO BOX 764G MELBOURNE VIC 3001	26,000		
		CITICORP NOMINEES PTY LIMITED <A/C DRP> GPO BOX 764G MELBOURNE VIC 3001	1		
		CITICORP NOMINEES PTY LIMITED GPO BOX 764G MELBOURNE VIC 3001	15,622,307		
		CITICORP NOMINEES PTY LIMITED <OZDAQ AUST INDUST INDEX A/C> GPO BOX 764G MELBOURNE VIC 3001	261,252		
*GRP*AMPN	AMP NOMINEES PTY LIMITED		17,096,156	1.10	13
		COGENT NOMINEES PTY LIMITED <CASH DIVIDEND A/C> PO BOX R209 ROYAL EXCHANGE NSW 1225	17		
		COGENT NOMINEES PTY LIMITED PO BOX R209 ROYAL EXCHANGE NSW 1225	7,784,643		
		COGENT NOMINEES PTY LIMITED <SL NON CASH COLLATERAL A/C> PO BOX R209 ROYAL EXCHANGE NSW 1225	4,700,000		
		COGENT NOMINEES PTY LIMITED <SMP ACCOUNTS> PO BOX R209 ROYAL EXCHANGE NSW 1225	4,611,491		
		COGENT NOMINEES PTY LIMITED <SMP CASH DIVIDEND A/C> PO BOX R209 ROYAL EXCHANGE NSW 1225	5		
*GRP*HSBC	HSBC CUSTODY NOMINEES		11,469,106	0.74	14

CLASS GROUP: *G1/FULLY PAID/EMPLOYEES

HOLDER NO	NAME AND ADDRESS	UNITS	% I/C	RANK
	(AUSTRALIA) LIMITED, GPO BOX 5302 SYDNEY NSW 2001			
	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED GPO BOX 5302 SYDNEY NSW 2001	6,665,516		
	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED GPO BOX 5302 SYDNEY NSW 2001	4,240,889		
	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED GPO BOX 5302 SYDNEY NSW 2001	253,500		
	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED <HSBC ASSET MGT NOMINEES (AUST) P/L ACC INSTITUTIONAL> GPO BOX 5302 SYDNEY NSW 2001	309,200		
	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED <HSBC ASSET MGT NOMINEES (AUST) P/L ACC INSTITUTIONAL> GPO BOX 5302 SYDNEY NSW 2001	1		
	MLC LIMITED C/- WESTPAC CUSTODIAN NOMINEES LIMITED 50 PITT STREET SYDNEY NSW 2000	10,976,522	0.71	15
*GRP*QLDC	QUEENSLAND INVESTMENT CORPORATION, GPO BOX 2242 BRISBANE QLD 4001	10,670,888	0.69	16
	QUEENSLAND INVESTMENT CORPORATION C/- NATIONAL NOMINEES LIMITED GPO BOX 2242 BRISBANE QLD 4001	10,670,888		
	THE NATIONAL MUTUAL	8,975,045	0.58	17

CLASS GROUP: *G1/FULLY PAID/EMPLOYEES

HOLDER NO	NAME AND ADDRESS	UNITS	% I/C	RANK
	LIFE ASSOCIATION OF AUSTRALASIA LIMITED 13TH FLOOR 447 COLLINS STREET MELBOURNE 3000			
	GOVERNMENT SUPERANNUATION OFFICE (A/C STATE SUPER FUND) C/- NATIONAL NOMINEES LIMITED GPO BOX 1406M MELBOURNE VIC 3001	7,014,229	0.45	18
	VICTORIAN WORKCOVER AUTHORITY C/- NATIONAL NOMINEES LIMITED GPO BOX 1406M MELBOURNE VIC 3001	5,060,776	0.33	19
	CSS BOARD C/O CHASE MANHATTAN NOMINEES LIMITED LOCKED BAG 7 ROYAL EXCHANGE SYDNEY NSW 2001	4,050,167	0.26	20
	*** REPORT TOTAL ***	1,062,002,850	68.46	
	*** REMAINDER ***	489,521,415	31.54	
	*** GRAND TOTAL ***	1,551,524,265	100.00	

TOTAL NUMBER OF CURRENT HOLDERS FOR ALL NAMED CLASSES IS 00158864

********** NUMBER OF PAGES WRITTEN = 12 *********** END OF REPORT *************** NUMBER OF LINES WRITTEN = 536 ****

ASIC registered agent number
lodging party or agent name Kathryn Loader
office, level, building name or PO Box no Qantas Airways Limited, Level 9, Building A
street number & name 203 Coward Street
suburb/city Mascot NSW state/territory postcode 2020
telephone (02) 9691 3488
facsimile (02) 9691 3339
DX number suburb/city



ASS. CASH. PROC. REQ-A REQ-P



Australian Securities & Investments Commission

form **909**

Notification of
office at which register is kept

Corporations Act 2001
100(1)(d), **172**, **271**, **1302**(4)
601CZC

company name Qantas Airways Limited
A.C.N. 009 661 901

Details of Register

- [X] Register of members
- [ ] Register of options
- [ ] Register of charges
- [ ] Register of holders of debentures
- [ ] Register of debenture holders for non-companies

Details of change

- [ ] change from registered office — date of change (d/m/y) / /
- [ ] change from principal place of business — date of change (d/m/y) / /
- [X] change from other address — date of change (d/m/y) 25/ 2 / 2002

Details of other address where changed from:
at the office of Computershare Investor Services Pty Ltd
office, level, building name Level 3
street number & name 60 Carrington Street
suburb/city Sydney state/territory NSW postcode 2000

New address

at the office of ASX Perpetual Registrars Limited
office, level, building name Level 8
street number & name 580 George Street
suburb/city Sydney state/territory NSW postcode 2000
Does the company occupy these premises? [ ] yes [X] no

If NO, name of occupier ASX Perpetual Registrars Limited

occupier's consent (Tick box to assent to statement required by subsection 100(1)(d)

[X] The occupier of the premises has consented in writing to the use of the new address as the place for keeping of the register and has not withdrawn that consent.

Signature

print name Brett Stuart Johnson capacity Company Secretary

sign here [signature] date 31 / 1 / 2002

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

ASIC registered agent number

lodging party or agent name	Stephen Heesh
office level, business name or PO Box no.	Level 9 Building A Qantas Centre
street number & name	203 Coward Street
suburb/city	Mascot state/territory NSW postcode 2020
telephone	(02) 9691 3875
facsimile	(02) 9691 3339
DX number	suburb/city

ASS. CASH. PROC. REQ-A REQ-P



Australian Securities & Investments Commission

Notification of

change to officeholders

form **304**

Corporations Act 2001

205B & 601CV(1)

corporation name	Qantas Airways Limited
ACN or ARBN	009 661 901

New appointment

Give details below of the person(s) who have consented in writing to become a director and/or secretary of the company. A public company must have a minimum of 3 directors (2 resident in Australia) and 1 secretary (resident in Australia). A proprietary company must have a minimum of 1 director (resident in Australia). The office of secretary is optional, but if appointed one must reside in Australia.

family name **given names**

former names

residential address

suburb/city state/territory postcode

country (if not Australia)

date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed ☐ director / / ☐ secretary / /

alternate director ☐ alternate for : effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name **given names**

former names

residential address

suburb/city state/territory postcode

country (if not Australia)

date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed ☐ director / / ☐ secretary / /

alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name **given names**

former names

residential address

suburb/city state/territory postcode

country (if not Australia)

date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed ☐ director / / ☐ secretary / /

alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

Ceasing to hold office

family name | given names
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held ☐ director ☐ secretary ☐ alternate director for:

family name | given names
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held ☐ director ☐ secretary ☐ alternate director for:

family name | given names
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held ☐ director ☐ secretary ☐ alternate director for:

Change of name or address of officeholder

family name (previously notified) Schubert **given names** John Michael
date of birth (d/m/y) 11 / 12 /1942 Is this person also an **alternate director**? ☐ (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name Observatory Tower
street number & name 168 Kent Street
suburb/city Sydney state/territory NSW postcode 2000
country (if not Australia) date of change (d/m/y) 28 /02 /2002

family name (previously notified) **given names**
date of birth (d/m/y) / / Is this person also an **alternate director**? ☐ (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name
suburb/city state/territory postcode
country (if not Australia) date of change (d/m/y) / /

NB: If insufficient space, set out details in an annexure - Annexures must conform to requirements. (Refer Guide)

Signature

I certify that the information in this form is true and correct.

print name Brett Stuart Johnson capacity Secretary

sign here  date 01 / 03 /2002

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

ASIC registered agent number

lodging party or agent name Stephen Heesh
office, level, building name or PO Box no. Level 9 Building A Qantas Centre
street number & name 203 Coward Street
suburb/city Mascot state/territory NSW postcode 2020
telephone (02) 9691 3875
facsimile (02) 9691 3339
DX number suburb/city

ASS. CASH. PROC. REQ-A REQ-P



Australian Securities & Investments Commission

Notification of
share issue

form **207**

Corporations Act 2001
254X(1)

company name Qantas Airways Limited
A.C.N. 009 661 901

Details of the issue

date of issue (d/m/y) 10 / 04 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	Ordinary

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	ode	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	12,334,492	$4.2578	

1. Have all shares been issued for cash only? Yes [X] No [ ]
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes [ ] No [ ]
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name Brett Stuart Johnson capacity Secretary

ASIC registered agent number

lodging party or agent name: Stephen Heesh
office level, business name or PO Box no.: Level 9 Building A Qantas Centre
street number & name: 203 Coward Street
suburb/city: Mascot state/territory: NSW postcode: 2020
telephone: (02) 9691 3875
facsimile: (02) 9691 3339
DX number suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐



Australian Securities & Investments Commission

Notification of

change to officeholders

form **304**
Corporations Act 2001
205B & 601CV(1)

corporation name: Qantas Superannuation Limited
ACN or ARBN: 003 806 960

New appointment

Give details below of the person(s) who have consented in writing to become a director and/or secretary of the company. A public company must have a minimum of 3 directors (2 resident in Australia) and 1 secretary (resident in Australia). A proprietary company must have a minimum of 1 director (resident in Australia). The office of secretary is optional, but if appointed one must reside in Australia.

family name **given names**
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for : effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name **given names**
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name **given names**
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

Ceasing to hold office

family name Mildon given names Felicity Annette
date of birth (d/m/y) 18 /11 /1958 place of birth Sydney NSW
date ceased (d/m/y) 09 /05 /2002 office held [X] director [ ] secretary [ ] alternate director for:

family name given names
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held [ ] director [ ] secretary [ ] alternate director for:

family name given names
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held [ ] director [ ] secretary [ ] alternate director for:

Change of name or address of officeholder

family name (previously notified) given names
date of birth (d/m/y) / / Is this person also an **alternate director**? [ ] (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name
suburb/city state/territory postcode
country (if not Australia) date of change (d/m/y) / /

family name (previously notified) given names
date of birth (d/m/y) / / Is this person also an **alternate director**? [ ] (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name
suburb/city state/territory postcode
country (if not Australia) date of change (d/m/y) / /

NB: If insufficient space, set out details in an annexure - Annexures must conform to requirements. (Refer Guide)

Signature

I certify that the information in this form is true and correct.

print name Stephen Francis Heesh capacity Secretary

sign here date 14 / 05 /2002

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

This document was signed on behalf of Qantas Airways Limited ABN 16 009 661 901 on 23 August 2002



Brett Johnson (Company Secretary)

Qantas Airways Limited

Prospectus

A Non-Renounceable Entitlement Offer by
Qantas Airways Limited (ABN 16 009 661 901)

Joint Lead Managers and Underwriters
Macquarie Equity Capital Markets Limited
Salomon Smith Barney Australia Securities Pty Limited
UBS Warburg Australia Limited

Important Information

This Prospectus is dated 23 August 2002 and was lodged with ASIC on that date.

ASIC and ASX take no responsibility for the contents of this Prospectus.

No New Shares will be issued on the basis of this Prospectus later than three months after the date of this Prospectus.

Qantas will apply within seven days after the date of this Prospectus for the grant by ASX of official quotation of the New Shares to be issued under this Prospectus.

No person is authorised to give any information or to make any representation in connection with the Retail Entitlement Offer that is not contained in this Prospectus. Any information or representation not contained in this Prospectus may not be relied on as having been authorised by Qantas in connection with the Entitlement Offer.

This Prospectus does not constitute an offer of, or an invitation to subscribe for, any of the New Shares in any place in which, or to any person to whom, it would be unlawful to make such an offer or invitation.

No action has been taken to register or qualify the New Shares being offered under the Entitlement Offer or otherwise permit a public offering of the New Shares in any jurisdiction outside Australia and New Zealand.

The Entitlement Offer is being made in New Zealand in accordance with the applicable provisions of the Securities Act 1978 (NZ) and the Securities Act (Overseas Companies) Exemption Notice 1997 (NZ), by virtue of which this Prospectus is not required to be registered in New Zealand.

This Prospectus may not be distributed in the United States and elsewhere outside Australia and New Zealand unless it is attached to, or constitutes part of, an offering memorandum that describes selling restrictions applicable in the United States and other jurisdictions outside Australia and New Zealand.

The New Shares have not been, and will not be, registered under the US Securities Act and may not be offered or sold in the United States or to, or for the account or benefit of, US persons except pursuant to transactions exempt from, or not subject to, the registration requirements of the US Securities Act and applicable US state securities laws. Any offer, sale or resale of New Shares in the United States by a dealer (whether or not participating in the Entitlement Offer) may violate the registration requirements of the US Securities Act if made prior to 40 days after the date on which New Shares are issued under the Entitlement Offer or if such New Shares were purchased by a dealer under the Entitlement Offer.

In limited circumstances Qantas may elect to treat as Qualifying Shareholders certain institutional Shareholders who would otherwise not be Qualifying Shareholders because their registered addresses are not in Australia or New Zealand.

In preparing this Prospectus, Qantas did not take into account the investment objectives, financial situation or particular needs of any particular person and before making an investment decision on the basis of this Prospectus, you need to consider, with or without the assistance of a securities adviser, whether the Entitlement Offer, including the terms and conditions of the Entitlement Offer and the merits and risks involved, is appropriate in light of your particular investment needs, objectives and financial circumstances.

This Prospectus is important and should be read in its entirety. If you are unclear in relation to any matter in this Prospectus or are uncertain if the New Shares are a suitable investment, you should consult your stockbroker, solicitor, accountant or other professional adviser.

Certain terms and abbreviations used in this Prospectus have defined meanings as set out in the Glossary in Section 8.

All financial amounts shown in this Prospectus are expressed in Australian currency unless otherwise stated.

Questions relating to the Entitlement Offer can be directed to the Qantas Share Registry on 1800 177 747 (within Australia) or +61 2 8280 7390 (within New Zealand) between 8:30am and 5:30pm (AEST) Monday to Friday. Any other questions can be directed to your stockbroker, solicitor, accountant or other professional adviser.

Summary of the Offer

Summary of Key Investment Aspects

New Share Issue Price	$4.20 per New Share
Qualifying Shareholder Entitlement	1 New Share for every 8.2 Shares held[1]
Number of New Shares to be issued under the Entitlement Offer	Up to 191 million[2]
Amount to be raised under the Entitlement Offer	Up to $800 million
Amount underwritten under the Entitlement Offer	$700 million[3]

NOTE:
1 As at 5:00pm (AEST) on the Record Date
2 These numbers are approximate
3 See Section 7.1

Summary of Key Dates for Retail Entitlement Offer

Record Date to determine Entitlement to New Shares	5:00pm (AEST) 23 August 2002
Opening date for Retail Entitlement Offer	9 September 2002
Closing Date and time for receipt of Entitlement Forms under the Retail Entitlement Offer and payment in full for New Shares	5:00pm (AEST) 27 September 2002
Date of allotment of New Shares under the Retail Entitlement Offer	10 October 2002
Date of quotation of New Shares under the Retail Entitlement Offer	11 October 2002

These dates are subject to change and are indicative only. Qantas reserves the right to amend this indicative timetable. In particular, Qantas reserves the right, subject to the Corporations Act, ASX Listing Rules and the approval of the Joint Lead Managers, to extend the Closing Date for the Retail Entitlement Offer or to withdraw the Entitlement Offer without prior notice.

How to Apply under the Retail Entitlement Offer

Applications for New Shares under the Retail Entitlement Offer can only be made by completing the Entitlement Form in full, in accordance with the instructions on it and sending it to the Qantas Share Registry. A personalised Entitlement Form accompanies this Prospectus for use by Qualifying Shareholders who are entitled to participate in the Retail Entitlement Offer.

The Retail Entitlement Offer is scheduled to close at 5:00pm (AEST) on 27 September 2002. Entitlement Forms must be received by that time by the Qantas Share Registry, together with a cheque, money order or bank draft in Australian currency drawn on an Australian branch of a financial institution for the amount of the Application

Contents

Operating Strengths

Qantas is Australia's largest domestic and international airline:

- operating a fleet of 187 aircraft across a network spanning 142 destinations in 32 countries;
- carrying more than 27 million passengers in the year ended 30 June 2002;
- employing more than 33,000 staff around the world; and
- with a commitment to excellence in safety, operational reliability, engineering and maintenance and customer service.

Qantas announced a profit before tax of $631 million for the year ended 30 June 2002




QANTAS
VH-VXB

Platform for Further Growth

Qantas is pursuing its growth strategy by investing in:

- new, more efficient aircraft;
- upgrades to the domestic Boeing 737 fleet;
- inflight entertainment systems;
- new international business class sleeper seats; and
- domestic and international terminals and lounges.

Qantas is well placed to build on its strong foundations and pursue opportunities for growth


QANT


stralia

Message from the Chairman



Dear Shareholder

On behalf of the Board, I am pleased to offer you the opportunity to participate in a non-renounceable Entitlement Offer of New Shares, which entitles Qualifying Shareholders to subscribe for 1 New Share for every 8.2 Shares held at an Issue Price of $4.20 per New Share.

Recent events, both international and domestic, have profoundly affected the aviation industry. We are proud of the way Qantas has steered through these difficulties, recording strong results for the year ended 30 June 2002. The Board and I are confident of the ability of Qantas to build on these results in this financial year.

Qantas plans to raise up to approximately $800 million through the Entitlement Offer. These proceeds will be used to acquire new, more efficient aircraft, upgrade inflight entertainment systems and airport infrastructure, expand our services and fund potential acquisitions. In addition, Australian Airlines is scheduled to commence operations in October 2002 and opportunities may exist to profitably expand its operations to other destinations.

Qantas is well placed to build on our strong foundations and pursue opportunities for growth.

This Prospectus contains detailed information about Qantas and the Entitlement Offer and I recommend you read it carefully in its entirety. In particular, Section 1 of the Prospectus sets out details regarding the Entitlement Offer and your Entitlement.

To subscribe for New Shares under the Retail Entitlement Offer, you will need to complete the personalised Entitlement Form accompanying this Prospectus. If you have any questions, information and assistance can be obtained by calling the Qantas Share Registry on 1800 177 747 (within Australia) or +61 2 8280 7390 (within New Zealand) between 8:30am and 5:30pm (AEST) Monday to Friday.

The Retail Entitlement Offer is scheduled to open on 9 September 2002 and close on 27 September 2002.

Yours faithfully

Margaret Jackson
Chairman



1. Overview




9

1. Overview of the Entitlement Offer

1.1 Purpose of the Entitlement Offer

The proceeds of the Entitlement Offer, after deducting associated costs, will be used by Qantas to support its capital expenditure program and help fund other potential investment opportunities that may arise (see Section 3).

1.2 Structure of the Entitlement Offer

The Entitlement Offer relates to the offer by Qantas of up to approximately 191 million New Shares at an Issue Price of $4.20 per New Share to raise gross proceeds of up to approximately $800 million. Of this amount, $700 million has been underwritten by Macquarie, Salomon Smith Barney and UBS Warburg. The terms of the Underwriting Agreements are summarised in Section 7.1.

The Entitlement Offer is structured in two parts:

- the Retail Entitlement Offer; and
- the Institutional Entitlement Offer.

Qantas reserves the right to withdraw the Entitlement Offer without prior notice, subject to the Corporations Act and ASX Listing Rules.

1.2.1 RETAIL ENTITLEMENT OFFER

The Retail Entitlement Offer is open to Qualifying Shareholders who have not received (directly or through nominees) an offer under the Institutional Entitlement Offer (see Section 1.2.2).

Under the Retail Entitlement Offer, Qantas offers Qualifying Shareholders an Entitlement to subscribe for 1 New Share for every 8.2 Shares held as at 5:00pm (AEST) on 23 August 2002 (Record Date). In calculating Entitlements, fractional entitlements to New Shares will be rounded up to the nearest whole number of New Shares. Each New Share will be issued at the Issue Price of $4.20 per New Share.

Qualifying Shareholders may also apply for New Shares in excess of their Entitlements.

The number of New Shares to which each Qualifying Shareholder has an Entitlement is shown on the Entitlement Form for that Qualifying Shareholder. The Entitlement Form will accompany the Prospectus despatched to each Qualifying Shareholder.

The holders of options over Shares will not receive an Entitlement.

A timetable for the Retail Entitlement Offer is set out on page 1 of this Prospectus. Qualifying Shareholders should be aware that the Closing Date and time by which Applications (including Applications submitted through brokers) must be received by the Qantas Share Registry is 5:00pm (AEST) on 27 September 2002 (subject to variation). Qantas reserves the right to accept late Applications, but is under no obligation to do so.

Entitlements are non-renounceable (which means they cannot be transferred or on-sold) and are based on shareholdings as at 5:00pm (AEST) on the Record Date.

1.2.2 INSTITUTIONAL ENTITLEMENT OFFER

The offer of New Shares under the Institutional Entitlement Offer has already been conducted. Under the Institutional Entitlement Offer, Qantas offered Institutional Shareholders an Entitlement to subscribe for New Shares on the same 1 for 8.2 basis as the Retail Entitlement Offer and at the same Issue Price of $4.20 per New Share.

Under the Institutional Entitlement Offer, New Shares not taken up by Institutional Shareholders could be offered to other Institutional Shareholders wishing to subscribe for more than their Entitlement, other exempt investors and selected Participating Organisations of ASX in Australia (which, in turn, may grant allocations to their clients) (see Section 7.8).

The issue of New Shares under the Institutional Entitlement Offer is expected to occur on 5 September 2002 and will raise gross proceeds of approximately $600 million.

The Institutional Entitlement Offer was conducted via a bookbuild process managed by the Joint Lead Managers.

1.3 Acceptance and Payment for the Retail Entitlement Offer

1.3.1 WHEN TO ACCEPT

The Retail Entitlement Offer is scheduled to open at 9:00am (AEST) on 9 September 2002 and close at 5:00pm (AEST) on 27 September 2002 (Closing Date). Qualifying Shareholders are encouraged to

submit their Applications as soon as possible after the Retail Entitlement Offer opens.

Applications under the Retail Entitlement Offer must be received at the Qantas Share Registry by no later than 5:00pm (AEST) on 27 September 2002.

Qantas reserves the right, subject to the Corporations Act and ASX Listing Rules, to accept late Applications or, without notice, extend the Closing Date for the Retail Entitlement Offer. If the Closing Date is varied, subsequent dates may also be varied accordingly.

Unless Qantas decides to accept late Applications or extend the Closing Date for the Retail Entitlement Offer, Applications received after 5:00pm (AEST) on 27 September 2002 will be rejected and Application Monies will be refunded without interest.

1.3.2 HOW TO ACCEPT

To apply for New Shares under the Retail Entitlement Offer, you must complete your Entitlement Form accompanying this Prospectus, in accordance with the instructions set out below and on the Entitlement Form.

A personalised Entitlement Form accompanies this Prospectus for use by Qualifying Shareholders who are entitled to participate in the Retail Entitlement Offer. The Entitlement Form will state your Entitlement. Your pro-rata Entitlement is based on your shareholding as at 5:00pm (AEST) on 23 August 2002 (Record Date).

You may wish to apply for only part of your Entitlement. If you decide to apply for only part of your Entitlement, you should complete the Entitlement Form, nominating the number of New Shares you wish to apply for.

You may also apply for New Shares in excess of your Entitlement on the same Entitlement Form.

If you decide not to take up your Entitlement at all, you need take no action and your Entitlement will lapse.

Qantas reserves the right to reject any Entitlement Form which is not correctly completed.

If you are a Qualifying Shareholder and did not receive your personalised Entitlement Form, please call the Qantas Share Registry on 1800 177 747 (within Australia) or +61 2 8280 7390 (within New Zealand) between 8:30am and 5:30pm (AEST) Monday to Friday.

Minimum Application

There is no minimum Application under the Retail Entitlement Offer.

Payment

Entitlement Forms, duly completed, must be accompanied by a cheque, money order or bank draft in Australian currency drawn on an Australian branch of a financial institution for the amount of the Application Monies. Cheques, money orders or bank drafts should be made payable to "Qantas Airways Limited - Share Offer Allotment Account" and crossed "Not Negotiable". Do not forward cash. Receipts for payment will not be issued.

Brokerage and stamp duty

No brokerage or stamp duty on the allotment of New Shares is payable on Application.

Where to send your completed Entitlement Form

Completed Entitlement Forms and the accompanying payment must be mailed to the postal address or delivered by hand to the delivery address set out below:

Postal Address:
Qantas Share Registry
Locked Bag A14
Sydney South NSW 1232
Australia

Hand Delivery:
Qantas Share Registry
Level 8
580 George Street
Sydney NSW 2000
Australia

A reply envelope is enclosed for your use. If mailed within Australia, no postage stamp is required. If mailed in New Zealand, the required postage must be applied.

Entitlement Forms and accompanying payment will not be accepted at any Qantas office.

1.3.3 ALLOCATION POLICY

All Qualifying Shareholders are entitled to receive their Entitlement. As set out in Section 1.3.2, Qualifying Shareholders may also apply for more than their Entitlement.

The following allocation policy will apply for any Application in excess of a Qualifying Shareholder's Entitlement:

- all Qualifying Shareholders will receive their Entitlement; and
- any amount by which Applications from Qualifying Shareholders exceed their Entitlements may be scaled back, at the absolute discretion of Qantas.

Qualifying Shareholders are not assured of receiving any New Shares applied for in excess of their Entitlement.

1.3.4 ALLOTMENT

Allotment of New Shares under the Retail Entitlement Offer is expected to occur on 10 October 2002. From this date, Applicants may call the Qantas Share Registry on 1800 177 747 (within Australia) or +61 2 8280 7390 (within New Zealand) between 8:30am and 5:30pm (AEST) Monday to Friday to seek confirmation of their allocation.

1.3.5 APPLICATION MONIES AND INTEREST

Application Monies received from an Applicant for New Shares offered pursuant to the Retail Entitlement Offer will be held by Qantas in a bank account established and kept by Qantas solely for the purpose of depositing the Application Monies until those corresponding New Shares are issued to successful Applicants or Application Monies are refunded to Applicants.

If you are allotted less than the number of New Shares you applied for, you will receive a refund cheque for the relevant amount of Application Monies (without interest) not applied towards the issue of New Shares, as soon as practicable after the Closing Date.

Qantas reserves the right to withdraw the Offer at any time, in which case all Application Monies will be refunded without interest.

To the fullest extent permitted by law, each Applicant agrees that the Application Monies will not bear or earn interest and that any interest earned in respect of Application Monies will belong to Qantas, irrespective of whether or not all or any of the New Shares applied for by that Applicant are issued to that Applicant.

1.4 Other Information

1.4.1 ASX QUOTATION

Application will be made to ASX for official quotation of the New Shares to be issued under the Retail Entitlement Offer within seven days after the date of this Prospectus. If quotation is not granted, those New Shares will not be issued and Application Monies will be refunded to Applicants (without interest).

The fact that ASX may grant official quotation of the New Shares is not to be taken in any way as an indication of the merits of Qantas or the New Shares issued under the Entitlement Offer.

Provision of holding statements

Each successful Applicant under the Retail Entitlement Offer will be provided with a holding statement which sets out the number of New Shares issued to that Applicant.

Holding statements for the New Shares issued under the Retail Entitlement Offer pursuant to this Prospectus are expected to be despatched by 11 October 2002.

Trading

Subject to approval being granted by ASX, it is expected that the quotation and trading of New Shares issued under the Retail Entitlement Offer will commence on ASX on a normal basis on 11 October 2002, the day following allotment of New Shares under the Retail Entitlement Offer.

It is the responsibility of all Applicants to confirm their holdings before trading in New Shares. Applicants who sell New Shares before they receive their holding statements will do so at their own risk. Qantas and the Joint Lead Managers disclaim all liability, in tort (including negligence), statute or otherwise, to persons who trade New Shares before receiving their holding statements, whether on the basis of a confirmation of allocation provided by Qantas, the Qantas Share Registry, the Joint Lead Managers or otherwise.

CHESS

The New Shares will participate from the date of allotment in CHESS, which is operated by a Subsidiary of ASX. They must be held in uncertificated form (that is, no share certificate will be issued) on either the CHESS subregister under sponsorship of a broker or on the issuer-sponsored subregister.

Arrangements can be made at any time to convert your holding from the issuer-sponsored subregister to the CHESS subregister under sponsorship of a broker or vice versa by contacting the Qantas Share Registry and/or your broker.

1.4.2 RANKING OF NEW SHARES

New Shares issued pursuant to this Prospectus will rank equally in all respects with existing Shares. As the New Shares will be issued after the dividend record date for the final dividend in respect of the profit for the year ended 30 June 2002, the New Shares will not be entitled to receive the final dividend. The rights and liabilities attaching to the New Shares arise from a combination of the Constitution of Qantas, statute and general law. The Constitution of Qantas can be inspected at the registered office of Qantas during normal business hours.

1.4.3 OVERSEAS SHAREHOLDERS

This Prospectus does not constitute a public offering of the New Shares in any jurisdiction other than Australia and New Zealand. The Retail Entitlement Offer of New Shares in New Zealand is restricted to Qualifying Shareholders with registered addresses in New Zealand pursuant to the Securities Act (Overseas Companies) Exemption Notice 1997 (New Zealand). Residents of New Zealand who are not Qualifying Shareholders are not entitled to apply for New Shares under the Retail Entitlement Offer.

This Prospectus may not be distributed in the United States and elsewhere outside Australia and New Zealand unless it is attached to, or constitutes part of, an offering memorandum that describes selling restrictions applicable in the United States and other jurisdictions outside Australia and New Zealand.

The distribution of this Prospectus in jurisdictions other than in Australia or New Zealand may be restricted by law and persons who come into possession of it should seek advice and observe any such restrictions. It is the responsibility of all Applicants to ensure compliance with any laws of any jurisdiction relevant to their Applications.

The New Shares have not been, and will not be, registered under the US Securities Act or the securities laws of any state of the United States and may not be offered or sold in the United States or to, or for the account or benefit of, US persons except pursuant to transactions exempt from, or not subject to, the registration requirements of the US Securities Act and applicable US state securities laws.

Entitlement Forms must not be postmarked or otherwise despatched from the United States. Persons applying for New Shares under the Retail Entitlement Offer must provide addresses outside the United States for the return of holding statements. Qantas reserves the right to treat as invalid and reject any Entitlement Form that:

- is postmarked or otherwise despatched from the United States;
- provides an address in the United States; or
- does not include the representations and warranties set out in the Entitlement Form.

1.4.4 QANTAS SALE ACT 1992 – FOREIGN OWNERSHIP RESTRICTIONS

The Qantas Sale Act 1992 contains and requires that the Qantas Constitution contain certain foreign ownership restrictions and a number of other requirements predominantly related to maintaining the Australian identity of Qantas and ensuring compliance with the requirements of Australia's bilateral air service agreements. In this regard, the Qantas Constitution provides that: (a) at no time can any one foreign person have a relevant interest which exceeds 25 percent of the issued Share capital of Qantas; (b) at no time can foreign persons have relevant interests in Shares in Qantas which, in the aggregate, exceed 49 percent of the issued Share capital of Qantas; and (c) at no time can foreign airlines have relevant interests in Shares in Qantas which, in the aggregate, exceed 35 percent of the issued Share capital of Qantas.

1.4.5 HANDLING FEE

A handling fee of one percent of the Application Monies (inclusive of GST) applicable to New Shares issued pursuant to the Retail Entitlement Offer will be paid by Qantas to Participating Organisations of ASX, up to a maximum amount of $300 per individual Application, on Entitlement Forms bearing their stamp. However, no handling fee is payable on any Application or Applications in respect of one Applicant which exceeds 20,000 New Shares. Where an Applicant lodges more than one Application, the fee is only payable on one Application.


2. Overview of Qant

1.4.6 TAXATION CONSIDERATIONS

A discussion of general Australian taxation considerations is set out in Section 6. It is the responsibility of all persons to satisfy themselves of the particular taxation treatment that applies to them. It is recommended that you consult your own professional tax adviser as the taxation consequences for you will depend on your particular circumstances. Neither Qantas nor any of its officers, employees, agents or advisers accepts any liability or responsibility in respect of the taxation consequences connected with an investment in New Shares.

1.4.7 PROSPECTUS AVAILABLE ONLINE

A copy of this Prospectus may be viewed online in read-only format, without any Entitlement Form, on the Qantas website at **www.qantas.com** prior to and during the Retail Entitlement Offer period. Qualifying Shareholders must use the personalised Entitlement Forms attached to their Prospectus received via mail to ensure they receive their Entitlement.

1.4.8 ENQUIRIES

Questions relating to the Entitlement Offer can be directed to the Qantas Share Registry on 1800 177 747 (within Australia) or +61 2 8280 7390 (within New Zealand) between 8:30am and 5:30pm (AEST) Monday to Friday.

1.5 British Airways

British Airways beneficially owned, as at 20 August 2002, approximately 332.6 million Shares or approximately 21.3 percent of issued Share capital. British Airways has elected not to subscribe for any of its Entitlement under the Entitlement Offer. British Airways has stated that as at the date of this Prospectus it has no current intention to dispose of its shareholding and further that its shareholding in Qantas continues to form an important investment. British Airways' shareholding in Qantas after completion of the Entitlement Offer will be between 19.0 percent and 19.2 percent depending on the number of New Shares issued under the Entitlement Offer.



2. Overview of Qantas

2.1 Introduction

- The principal activity of Qantas is the transportation of passengers to domestic and international destinations through its fleet of 187 aircraft.
- Qantas operates a number of related businesses including engineering and maintenance, freight, catering and the wholesale of packaged holiday tours.
- Qantas is Australia's largest domestic and international airline.
- Qantas is the 12th largest airline in the world (based on Revenue Passenger Kilometres), operating passenger services to 142 destinations in Australia and around the globe. Qantas carried more than 27 million passengers in the year ended 30 June 2002.
- Qantas employs more than 33,000 staff around the world.
- Qantas Shares are quoted on ASX. Based on the closing Share price on 19 August 2002 of $4.65, Qantas had a market capitalisation of approximately $7.3 billion.
- Qantas reported sales and operating revenue of $11.3 billion and net profit after tax attributable to members of $428.0 million in the year ended 30 June 2002. Further details of the results of Qantas for the year ended 30 June 2002 are set out in Section 4.2.

2.2 Qantas Strategy

Qantas regards the implementation of a number of strategies as important to achieving increased shareholder value, including to:

- upgrade and expand its fleet to facilitate growth and to take advantage of the changed domestic and international environment;
- increase capacity on profitable routes and seek growth opportunities while improving efficiency overall;
- improve and grow current competitive position;
- align its revenue base with an appropriate cost base through market segmentation;
- pursue a sustainable cost efficiency program;
- continue to work with employees and unions to gain greater labour productivity;
- seek mutually beneficial partnerships with other quality airlines;
- retain balance sheet strength and flexibility during this cycle of higher capital expenditure; and
- accelerate growth in non-flying, airline related businesses.

2.3 Business Profile

2.3.1 CURRENT AIRCRAFT FLEET

Qantas operates a jet fleet of 154 aircraft. The operations of QantasLink are serviced by 31 of these jet aircraft and an additional 33 turboprop aircraft.

Qantas fleet[1]

Aircraft type	Owned/ finance leases	Operating leases	Total in service
Boeing 747-400	18	7	25
Boeing 747-300	6	–	6
Boeing 747-200	3	–	2[2]
Boeing 767-300ER	17	12	29
Boeing 767-200ER	7	–	7
Boeing 737-800	15	–	15
Boeing 737-400	21	1	22
Boeing 737-300	16	1	17
Boeing 717-200	–	14	14
BAe146	–	17	17
Total jet fleet	103	52	154
Dash 8	28	4	32
Shorts 360	1	–	1
Total turboprop fleet	29	4	33
Total fleet	132	56	187

NOTE:
1 Excludes two Boeing 767s, six Boeing 737s and one Dash 8 currently operating under short term lease agreements.
2 One Boeing 747-200 on lease to Air Pacific.

As part of its long-term fleet plan, Qantas has outlined plans to purchase a significant number of additional aircraft (see Section 3.3.1).

2.3.2 INTERNATIONAL AIRLINE OPERATIONS

Qantas operates approximately 540 international flights every week from and to Australia, offering services to 68 destinations in 31 countries across the Asia Pacific region, Europe, North America, South America and South Africa.

Following the terrorist attacks in the United States on 11 September 2001 and the resulting fall in demand for international air travel, Qantas reduced a number of scheduled international flights. Demand is steadily increasing, resulting in a re-introduction or planned re-introduction of additional services between Australia and Los Angeles, New York and Rome.

2.3.3 DOMESTIC AIRLINE OPERATIONS

The core domestic airline of Qantas operates an average of 373 domestic flights a day and serves 16 destinations throughout Australia.

In September 2001, Ansett, the major domestic competitor of Qantas, collapsed. Subsequently, Qantas significantly increased the number of scheduled flights operated by its core domestic airline.

2.3.4 QANTASLINK

In addition to core domestic airline services, QantasLink operates an extensive regional network of 55 destinations within Australia and operates over 2,700 flights a week. The QantasLink brand encompasses five wholly-owned regional airlines of Qantas – Airlink Airlines, Eastern Australia Airlines, Southern Australia Airlines, Sunstate Airlines and Impulse Airlines.

QantasLink employs approximately 1,600 people, a large number of which are in regional Australia, and operates 64 aircraft including B717-200, BAe146 and Dash 8 types.

2.3.5 DOMESTIC OPERATIONS IN NEW ZEALAND

Qantas commenced domestic operations in New Zealand in April 2001. Services are currently operated to four destinations by approximately 240 flights per week with four Boeing 737 aircraft.

2.3.6 AUSTRALIAN AIRLINES

Australian Airlines is a low cost, wholly-owned Subsidiary of Qantas which will provide full service, medium-haul leisure travel. Australian Airlines is scheduled to commence operations in October 2002. Initially services are planned to be between Cairns and Nagoya, Osaka, Fukuoka, Singapore, Taipei and Hong Kong, using four single class Boeing 767-300 aircraft.


17

Qantas operational statistics

		Year ended 30 June				
		1998	1999	2000	2001	2002
Traffic and capacity						
Passengers carried	'000	18,865	19,236	20,485	22,147	27,128
Revenue Passenger Kilometres (RPKs)	million	58,619	59,863	64,149	70,540	75,134
Available Seat Kilometres (ASKs)	million	81,537	81,765	85,033	92,943	95,944
Revenue Seat Factor	%	71.9	73.2	75.4	75.9	78.3
Aircraft in service	#	146	135	147	178	193
Financial						
Passenger Yield (per RPK)	cents	10.56	10.75	10.87	11.26	12.02
Productivity						
Average full-time equivalent employees	#	28,934	28,226	29,217	31,632	33,044
RPKs per employee	'000	2,026	2,121	2,196	2,230	2,274
ASKs per employee	'000	2,818	2,897	2,910	2,938	2,904

NOTE:
1 There has been a net decrease of six aircraft in the Qantas fleet since 30 June 2002

2.3.7 ALLIANCES AND CODESHARE ARRANGEMENTS

Qantas has entered into a number of strategic alliances to create scale and scope for its operations and deliver enhanced customer service. It is a founding member of the **one**world™ alliance that features seven other airlines - Aer Lingus, American Airlines, British Airways, Cathay Pacific, Finnair, Iberia and LanChile. It also has separate bilateral alliances with British Airways, American Airlines, Japan Airlines and Air Pacific as well as codeshare arrangements with numerous other airlines. These alliances and codeshare arrangements allow Qantas to offer customers an expanded global network, increased ease of transfer, greater choice and flexibility and provide increased rewards and recognition for frequent flyers.

2.3.8 FREQUENT FLYER PROGRAM

The Qantas frequent flyer program is the largest Australian-based airline loyalty program with over 3.2 million members and over 100 third party point providers. Members accumulate points by flying with Qantas and its frequent flyer airline partners and through earning points from third party point providers. Qantas sells points in its frequent flyer program to third party point providers, such as credit card companies, car rental companies and hotels as loyalty rewards to their customers. Since the collapse of Ansett in September 2001, Qantas has concluded deals with several new third party point providers, including Westpac Visa and Diners Club.

2.3.9 INFORMATION TECHNOLOGY AND E-COMMERCE

The Qantas information technology strategy continues to focus on improving and upgrading infrastructure. This strategy provides the business with advancements in technological capability whilst creating opportunities to reduce costs.

The Qantas e-commerce strategy is focused on initiatives such as Internet-based offerings for employees, consumer and corporate customers and travel partners and the continuing development of the Qantas website, at **www.qantas.com**. In the year ended 30 June 2002, Qantas observed a more than threefold increase in flight bookings made on the website compared to the prior year.

2.3.10 NON-FLYING BUSINESS OPERATIONS

Engineering and maintenance

Qantas operates one of the largest aircraft engineering and maintenance facilities in the Asia Pacific region. With over 5,800 staff and facilities located throughout Australia and at several overseas locations, Qantas provides a comprehensive range of engineering, maintenance, inventory, training and support services for aircraft, engines and components.

The facilities at the major bases in Sydney and Melbourne have extensive capabilities to perform aircraft maintenance modifications, refurbishment and repairs. Relocation of the principal Boeing 767 major maintenance hangar from Sydney to Brisbane is scheduled to take place in the year ending 30 June 2004.

External customer business represented approximately $120 million in sales in the year ended 30 June 2002.

Qantas Freight

Qantas Freight is the specialised air freight division of Qantas and has been in operation since its inaugural service in November 1922. Qantas Freight employs more than 700 staff and offers a varied and flexible range of services through three primary products, namely Cargo, Mail and Express Services, on all international sectors of Qantas flights. Domestic freight is marketed by Australian air Express, a 50 percent joint venture company with Australia Post. Australian air Express is the largest domestic air line-haul company in Australia.

Freight is carried primarily in the under-floor space of Qantas aircraft. Qantas also operates dedicated charter freight flights to major destinations through a number of leased arrangements and joint ventures. Qantas Freight provides its own customs brokerage service to process customs clearance and has handling facilities at all major Australian airports, including a dedicated express and mail handling unit in Sydney.

Catering

Qantas operates three catering businesses within the Qantas Catering Group: Qantas Flight Catering, Caterair Airport Services and Snap Fresh. These three businesses collectively employ more than

3,800 people. The Qantas Catering Group operates seven catering centres, two located adjacent to Sydney Airport, with the rest located at Melbourne, Brisbane, Cairns, Adelaide and Perth Airports.

Snap Fresh is a state-of-the-art frozen-meal manufacturing facility based in Logan City, south of Brisbane. Sales of Snap Fresh meals commenced in January 2002. Plans are in place to expand the business and provide frozen meals to third party airlines as well as develop markets in the non-airline catering sector.

The Qantas Catering Group provided nearly 38 million meals to Qantas, third party airlines and non-airline clients including railways and hospitals in the year ended 30 June 2002. External customer business represents around 30 percent of the Qantas Catering Group's annual revenues.

Qantas Holidays
Qantas Holidays is the largest travel wholesaler in Australia of both international and domestic holidays designed for independent travellers and small groups. Qantas Holidays also operates in Asia, Europe and the Americas. Qantas Holidays plans to continue to expand in both Australian and overseas markets.

2.4 Directors and Senior Management

2.4.1 DIRECTORS

The Directors of Qantas as at the date of this Prospectus are:

Margaret Jackson, Chairman

Geoff Dixon, Chief Executive Officer

Peter Gregg, Chief Financial Officer

Mike Codd, AC, Non-Executive Director

Trevor Eastwood, AM, Non-Executive Director

Jim Kennedy, AO, CBE, Non-Executive Director

Trevor Kennedy, AM, Non-Executive Director

Roger Maynard, Non-Executive Director (appointed by British Airways)

John Schubert, Non-Executive Director

Nick Tait, Non-Executive Director (appointed by British Airways)

2.4.2 SENIOR MANAGEMENT

The senior management of Qantas as at the date of this Prospectus are:

Geoff Dixon, Chief Executive Officer

Peter Gregg, Chief Financial Officer

Denis Adams, Chief Executive Australian Airlines

Fiona Balfour, Executive General Manager and Chief Information Officer

John Borghetti, Executive General Manager Sales and Marketing

Kevin Brown, Executive General Manager Human Resources

Paul Edwards, Executive General Manager Airline Strategy and Network

Grant Fenn, Executive General Manager Finance and Deputy Chief Financial Officer

David Forsyth, Executive General Manager Aircraft Operations

David Hawes, Group General Manager Government and International Relations

Brett Johnson, General Counsel and Company Secretary

Narendra Kumar, Executive General Manager Subsidiary Businesses

Michael Sharp, Group General Manager Public Affairs

3. Use of Proceeds









QANTAS

3. Use of Proceeds

3.1 Overview

Qantas is offering up to approximately 191 million New Shares under the Entitlement Offer, to raise gross proceeds of up to approximately $800 million. The proceeds of the Entitlement Offer, after deducting associated costs, will be used by Qantas to support its capital expenditure program and help fund potential investment opportunities that may arise.

3.2 Capital Management

The Qantas capital management strategy is to target a capital structure and credit rating at which shareholder value is maximised. Qantas believes that the optimal capital structure is one that supports an investment grade credit rating, allowing:

- maintenance of financial capacity to weather economic cycles and business downturns;
- flexibility to take advantage of future profitable growth opportunities; and
- wide access to capital markets.

Qantas believes that the proceeds of the Entitlement Offer will assist it in meeting its capital structure objectives as it embarks on the capital expenditure program detailed below in Section 3.3.

3.3 Details of Capital Expenditure Program

To maintain its position as Australia's leading domestic and international airline, Qantas needs to invest in new aircraft, quality inflight products, terminal facilities and modern infrastructure. This includes taking advantage of opportunities for profitable growth presented by the changed domestic and international operating environment. In particular, Qantas plans to invest in:

- new, more efficient aircraft;
- upgrades to the domestic Boeing 737 fleet;
- inflight entertainment systems;
- new international business class sleeper seats; and
- domestic and international terminals and lounges.

Qantas estimates, based on its current plans, capital expenditure of approximately $3.8 billion, $1.8 billion and $1.3 billion in the years ending 30 June 2003, 2004 and 2005, respectively. The use of lease financing, which may be a viable alternative for the aircraft, would reduce the capital expenditure required in these periods and will be considered as part of the Qantas capital management strategy.

3.3.1 AIRCRAFT ACQUISITIONS

The Qantas strategy to re-equip and grow its domestic and international services requires it to acquire a significant number of new aircraft. Qantas has announced aircraft deliveries for 35 aircraft. These aircraft are:

- 13 Airbus 330s for delivery between December 2002 and 2005;
- 6 Boeing 747-400ERs for delivery between November 2002 and 2003;
- 12 Airbus 380s for delivery between 2006 and 2011; and
- 4 Boeing 737-800s due by July 2003.

The delivery dates for the aircraft are variable to some extent, which should assist Qantas in managing its capacity and funding requirements.

Aircraft retirements

The Qantas long-term fleet plan includes the retirement of several aircraft types. The remaining fleet of Qantas Boeing 747-200s are currently expected to be retired by early 2003 and Boeing 767-200ERs by late 2005, although flexibility to change actual retirement dates will be maintained to help ensure the operation of the optimum level of capacity for the prevailing conditions. Retirement of these aircraft in conjunction with the acquisition of new generation aircraft is expected to provide Qantas with significant Aircraft Operating Cost savings.

Growth in capacity

After accounting for planned aircraft retirements, the long-term fleet plan provides Qantas with the capacity to grow its domestic and international capacity, including routes to be operated by Australian Airlines. The total Qantas jet fleet is currently expected to grow to 164 aircraft by June 2005, resulting in an increase in seat capacity of approximately 16 percent (excluding short-term capacity).

However, Qantas plans to continue to monitor market conditions and, if market conditions are not as expected, Qantas may alter the type of aircraft purchased and aircraft delivery dates or purchase additional aircraft.

Aircraft benefits

The Qantas long-term fleet plan is intended to improve efficiency and increase capacity. Benefits to Qantas of this fleet plan relate primarily to the acquisition of larger aircraft capable of carrying additional passengers and freight. The result is a potentially higher per flight revenue and lower Aircraft Operating Costs per ASK, which should improve profitability. These benefits are further outlined below.

Airbus 330-200/300 (A330)

The A330 aircraft offers Qantas the flexibility to meet changing requirements in the domestic and international markets, providing capacity for growth, replacement of older aircraft and contributing to the transfer of four B767s to Australian Airlines. Offering new technology, the twin-engine A330 aircraft is capable of shorter and medium-range operations and will provide customers with a wider and more spacious cabin than the B767.

The A330 will operate on routes similar to those currently served by B767s. The A330-200 can accommodate an additional 50 passengers compared to the B767-300, while the A330-300 can accommodate an additional 87 passengers also compared with the B767-300. Qantas expects that this additional passenger capacity will provide it with increased per flight revenue and seven percent lower Aircraft Operating Costs per ASK for the A330-200 and 16 percent lower Aircraft Operating Costs per ASK for the A330-300.

The projected Qantas jet fleet[1]

Aircraft type	Qantas fleet August 2002	Aircraft acquisitions	Aircraft retirements	Projected Qantas fleet June 2005	Total aircraft seats August 2002	Total aircraft seats June 2005
Boeing 747-400ER	–	6	–	6	–	1,956
Boeing 747-400	25	–	1	24	9,533	9,467
Boeing 747-300	6	–	–	6	2,532	2,682
Boeing 747-200	2	–	2	–	816	–
Boeing 767-300ER	29	–	–	29	6,800	6,800
Boeing 767-200ER	7	–	7	–	1,435	–
Boeing 737-800	15	4	–	19	2,370	3,192
Boeing 737-400	22	–	1	21	2,837	3,024
Boeing 737-300	17	–	1	16	1,860	1,888
Boeing 717-200	14	–	–	14	1,542	1,542
Airbus 330-300	–	6	–	6	–	2,040
Airbus 330-200	–	7	–	7	–	2,121
BAe 146	17	–	1	16	1,242	1,178
Total jet fleet	154	23	13	164	30,967	35,890

NOTE:

1 Excludes two B767s and six B737s currently operating under short-term lease agreements

3. Use of Proceeds

Boeing 747-400 Extended Range (B747-400ER)
Qantas was the first passenger airline in the world to order the B747-400ER with increased gross weight capability. This aircraft is a further development of the existing B747-400 and will complement the existing fleet of B747s.

The B747-400ER will allow Qantas to operate the longer trans-Pacific and European routes with fewer payload restrictions, in addition to providing capacity to meet passenger growth on international long-haul routes. Because of payload restrictions, approximately 40 available seats cannot be sold on a typical Los Angeles to Sydney service. The B747-400ER is expected to accommodate a full passenger payload. This provides Qantas with the opportunity for increased per flight revenue with few additional operating costs.

Airbus 380-800 (A380)
The A380 was chosen as the future flagship of the Qantas fleet because of its increased payload capability, operational benefits, reduced Aircraft Operating Costs per ASK and development potential as the first of a new aircraft type.

Qantas believes that the A380 is likely to provide a 15 to 20 percent operating return advantage when compared with its competitors. The A380 will accommodate up to 555 passengers in three class configuration, compared to 416 passengers on the B747-400ER.

In addition, with world wide airport runway capacity at major airports becoming increasingly constrained, the larger payload of the A380 provides greater opportunity for Qantas to expand capacity at slot constrained airports.

Boeing 737-800 (B737-800)
Qantas acquired 15 new generation B737-800 aircraft between January and August 2002. This capacity contributed to a 35 percent increase in domestic ASKs during the year ended 30 June 2002. A further four are due for delivery in 2003. With a range of approximately 3,000 nautical miles, this aircraft is particularly suited to the Qantas domestic routes and can also be used on trans-Tasman routes.

Importantly, the B737-800 increases the number of seats per flight by 39, compared with current versions of the B737-400. The introduction of the B737-800 increased per flight revenue and lowered Aircraft Operating Costs per ASK on short-haul routes by 20 percent compared with the B737-400. Contributing to this result are improved aerodynamics, wing tips and engine performance.

Qantas has options to acquire a further 56 B737s.

Short-term capacity
Following the collapse of Ansett in September 2001, Qantas entered into a number of short-term lease arrangements to cover capacity requirements. Of these aircraft leases, six B737s and two B767s included the provision of aircraft, crew and maintenance. These aircraft provided valuable additional domestic capacity, but are scheduled to be replaced during 2003, in order to reduce costs. A short-haul domestic route operated by a Qantas new generation B737-800 will typically reduce Aircraft Operating Costs and lease, interest and depreciation costs per ASK by 13 percent compared to the same aircraft under an aircraft, crew and maintenance leasing agreement.

3.3.2 AIRCRAFT RELATED EXPENDITURE
International product initiatives
Reconfiguration of 10 B747-400s to two classes is expected to commence later this year. These reconfigured aircraft will serve markets not requiring first class, but where a profitable mix of business and economy class demand exists. The reconfiguration will provide an extra 38 seats in each aircraft, equivalent in total to another B747-400. This increase in passenger capacity is expected to provide reduced Aircraft Operating Costs per ASK of approximately eight percent on routes on which these aircraft operate.

In May 2002, Qantas announced plans to invest $300 million in a new business class cabin, featuring newly designed sleeper seats and a cabin upgrade. The seat design is unique to Qantas and has new features designed to improve upon competitors' offerings. Implementation is scheduled to take place from 2003.

This business class program is in addition to a $300 million all class refurbishment of the Qantas B747-400s, with refreshed seating and personal in-seat video screens, due for completion in the next few months. This program has now been extended to the B747-300 fleet at an additional

cost of $125 million and is due for completion by the end of 2003.

Aircraft infrastructure costs
The A330, B747-400ER and B737-800 are new aircraft types for Qantas, requiring additional infrastructure expenditure to ensure smooth transition into the Qantas fleet.

Relocation of the principal B767 maintenance hangar from Sydney to Brisbane is scheduled to take place in the year ending 30 June 2004 at a cost of $79 million. This new greenfield site is expected to allow Qantas to reduce its maintenance costs for the B767.

Domestic reconfiguration
Qantas plans to reconfigure 31 B737-300/400 aircraft in the year ending 30 June 2003, using slim-line seats. This will provide increased economy class capacity. Additional flexibility is introduced by the use of business class converter seats, if required. The $56 million program includes a cabin upgrade.

3.3.3 PROPERTY EXPENDITURE

Airport lounge upgrade
An investment of over $40 million is under way as part of an airport lounge development program, including the redevelopment of existing Sydney, Melbourne and Brisbane domestic lounges. Plans are also being prepared for a new lounge in Bangkok and further expansion of some existing lounges in other locations, including Perth and the Gold Coast.

Terminal expansion
As part of its growth strategy, Qantas is considering expanding terminal facilities in several Australian airports over the next few years. In particular, plans for approximately $100 million expansion of its Sydney domestic terminal are in progress. This includes adding two A330 gates or three B737 gates by extending the eastern concourse and relocating maintenance facilities.

3.4 Other Potential Investment Opportunities

Qantas is continually evaluating new investment opportunities that may enhance business growth.

Qantas is in discussions with Air New Zealand about the possibility of a strategic alliance between the two companies and an acquisition by Qantas of a minority equity interest in Air New Zealand. While both Qantas and Air New Zealand believe that such an alliance would be of value to both airlines, discussions are ongoing. However no agreement or commitment has been reached or entered into at this time and no assurances can be given as to what, if any, agreement will be reached. Any agreement reached would be conditional on a number of approvals, including regulatory and Air New Zealand shareholder approval. If any agreement is reached, part of the proceeds from the Entitlement Offer may be used to fund the acquisition of shares in Air New Zealand.

The operations of Australian Airlines are scheduled to commence in October 2002. Initially, services are planned to be between Cairns and Nagoya, Osaka, Fukuoka, Singapore, Taipei and Hong Kong, using four single class Boeing 767-300 aircraft. Opportunities may exist to profitably expand its operations to other destinations. Proceeds of the Entitlement Offer may be used to fund any expansion of Australian Airlines.

3.5 Future Funding Requirements

Qantas believes, based on its current plans, on receipt of the underwritten proceeds of the Entitlement Offer, it should have adequate equity financing to fund (in conjunction with future cash flows, debt funding and the Dividend Reinvestment Plan) its planned capital expenditure requirements, any expansion of Australian Airlines and any equity investment in Air New Zealand until at least 30 June 2004.

Qantas operates in an industry that is undergoing significant change and, as a consequence, there could be new investment opportunities or capital expenditure requirements that are not currently anticipated by Qantas. If the future cash flows of Qantas are lower than expected, additional capital expenditure is required or if Qantas seeks to invest in other potential opportunities, additional equity financing may be required.



4. Financial Informatio



4.1 Introduction

The historical financial information contained in this Section for the years ended 30 June 2000 and 30 June 2001 is derived from the audited financial reports of Qantas. The historical and pro-forma financial information contained in this Section for the year ended 30 June 2002 is derived from the unaudited Full Year Profit Announcement of Qantas.

The historical half yearly financial information contained in this Section for the years ended 30 June 2001 and 2002 is derived from the unaudited Half Year Profit Announcements of Qantas.

4.2 Financial Performance

Set out below is selected financial information for Qantas for the three years ended 30 June 2000, 2001 and 2002.

Statement of Financial Performance

($million)	Year ended 30 June 2000	2001	2002[1]
Sales and operating revenue			
Net passenger revenue	6,975.6	7,941.8	9,027.5
Net freight revenue	543.0	596.3	563.6
Tour and travel sales	551.8	604.3	674.4
Contract work revenue	412.7	457.3	479.1
Other sources	623.7	588.5	578.0
Sales and operating revenue	9,106.8	10,188.2	11,322.6
Expenditure			
Manpower and staff related	2,295.8	2,549.9	2,689.2
Selling and marketing	1,051.0	1,141.6	1,158.7
Aircraft operating – variable	1,732.7	2,023.0	2,200.9
Fuel and oil	863.2	1,329.8	1,570.0
Property	215.2	246.9	264.3
Computer and communication	352.4	365.0	408.4
Non-cancellable operating lease rentals	127.9	181.8	255.7
Tours and travel cost of sales	482.8	525.7	584.4
Capacity hire	222.4	220.2	499.9
Depreciation and amortisation	634.0	706.7	693.5
Other	255.4	201.8	354.4
Share of net profit of associates	0.0	0.0	(36.1)
Total expenditure	(8,232.8)	(9,492.4)	(10,643.3)
EBIT	874.0	695.8	679.3
International	374.8	458.7	202.8
Domestic	272.0	127.4	298.2
Subsidiaries and other	227.2	109.7	178.3
Net interest expense	(111.2)	(98.7)	(48.3)
Profit before tax	762.8	597.1	631.0
Income tax expense	(244.9)	(177.4)	(201.7)
Profit after tax	517.9	419.7	429.3
Outside equity interest in controlled entities	(0.6)	(4.3)	(1.3)
Net profit attributable to members	517.3	415.4	428.0

NOTE:

1 Extracted from the unaudited Full Year Profit Announcement of Qantas

2 In prior years the equity accounting adjustment for associates has not been material. In the year ended 30 June 2002 this adjustment became material. Consequently an amount of $36.1 million has been included in the profit before tax for the year. The result for the year ended 30 June 2001 included $60.9 million from dividends received from associates, which was included in revenue from "Other sources".

3 Includes $57.8 million relating to the part sale of the investment in EQUANT NV which was disclosed separately as an abnormal item in the financial reports for the year ended 30 June 2000.


Sales and operating revenue ($million)
2002
2001
2000
1999
1998
1997
0
2,000
4,000
6,000
8,000
10,000
12,000


Profit before tax ($million)
2002
2001
2000
1999
1998
1997
0
200
400
600
800
1,000
1,200

4.2.1 RESULTS FOR THE YEAR ENDED 30 JUNE 2002 (UNAUDITED)

Overview

- Profit before tax of $631.0 million increased by 5.7 percent on the prior year.
- Profit before tax included the following individually significant items:
  - a profit on sale of the remaining investment in EQUANT NV of $31.2 million; and
  - a provision for redundancies of $41.5 million.
- Profit before tax in the prior year included a benefit of $127.3 million relating to a number of individually significant items.
- Net profit attributable to members of $428.0 million increased by 3.0 percent on the prior year.
- Basic earnings per share decreased by 11.8 percent on the prior year to 29.1 cents.
- Return on shareholders' equity decreased by 2.5 percentage points on the prior year to 10.1 percent.

Cash flow

	Year ended 30 June		
($million)	**2000**	**2001**	**2002[1]**
Net cash provided by operating activities	1,599.8	1,100.7	1,143.3
Net cash (used in) investing activities	(262.7)	(871.3)	(2,306.1)
Net cash (used in)/provided by financing activities	(1,542.0)	(659.0)	1,688.8
Net (decrease)/increase in cash held	(204.9)	(429.6)	526.0
Capital expenditure	(1,141.8)	(995.5)	(2,463.4)

NOTE:

1 Extracted from the unaudited Full Year Profit Announcement of Qantas.

2 Included in net cash used in investing activities

4. Financial Information

Comparisons of half yearly performance

The results for the six months ended 30 June 2002 represent a significant increase in profitability compared with the six months ended 31 December 2001, with profit before tax increasing from $231.3 million to $399.7 million.

Statement of Financial Performance

	First half			Second half		
($million, unless otherwise stated)	**2001**	**2002**	**Change**	**2001**	**2002**	**Change**
Sales and operating revenue	5,098.9	5,664.6	11.1%	5,089.3	5,658.0	11.2%
EBIT	470.5	270.5	(42.5%)	225.3	408.8	81.4%
Profit before tax	416.4	231.3	(44.5%)	180.7	399.7	121.2%
Net profit after tax attributable to members	262.9	153.5	(41.6%)	152.5	274.5	80.0%
EBIT						
International	285.9	(15.5)	(105.4%)	172.8	218.3	26.3%
Domestic	118.1	180.1	52.5%	9.3	118.1	1,169.9%
Subsidiaries and other	66.5	105.9	59.2%	43.2	72.4	67.6%
Total EBIT	**470.5**	**270.5**	**(42.5%)**	**225.3**	**408.8**	**81.4%**

Operating statistics

		First half			Second half		
		2001	**2002**	**Change**	**2001**	**2002**	**Change**
International							
Available Seat Kilometres (ASKs)	million	35,292	34,896	(1.1%)	35,955	32,341	(10.1%)
Revenue Passenger Kilometres (RPKs)	million	26,889	26,510	(1.4%)	26,793	26,099	(2.6%)
Revenue Seat Factor	%	76.2	76.0	(0.2) pts	74.5	80.7	6.2 pts
Passengers carried	million	3,878	4,338	11.9%	3,885	4,086	5.2%
Domestic[1]							
Available Seat Kilometres (ASKs)	million	9,247	11,894	28.6%	9,448	13,479	42.7%
Revenue Passenger Kilometres (RPKs)	million	7,477	9,522	27.4%	7,313	10,646	45.6%
Revenue Seat Factor	%	80.9	80.1	(0.8) pts	77.4	79.0	1.6 pts
Passengers carried	million	5,675	7,099	25.1%	5,543	7,964	43.7%

NOTE:

1 Excludes regional services operated by QantasLink

Core business operations
International operations recorded an EBIT of $202.8 million for the year ended 30 June 2002 compared with an EBIT of $458.7 million in the prior year. The decrease was a result of a 5.6 percent reduction in capacity and a decline in RPKs of 2.0 percent driven by the general slowdown in the international economic environment and the impact of the events of 11 September 2001 on international air travel. Revenue Seat Factor improved by 2.9 percentage points to 78.2 percent, while Passenger Yield (excluding the impact of favourable movements in foreign exchange) fell by 0.2 percent.

Domestic operations contributed $298.2 million in EBIT for the year ended 30 June 2002, an increase of 134.1 percent or $170.8 million on the prior year which was characterised by a level of discounting that was ultimately unsustainable. RPKs increased by 36.4 percent while capacity grew by 35.7 percent, leading to an improvement in Revenue Seat Factor of 0.4 percentage points to 79.5 percent. The increase in RPKs was a result of the growth in the domestic market share of Qantas following the collapse of Ansett in September 2001. Passenger Yield (after excluding the impact of favourable movements in foreign exchange) increased by 6.7 percent.

Sales and operating revenue
Sales and operating revenue for the year ended 30 June 2002 was $11.3 billion, reflecting growth of approximately $1.1 billion or 11.1 percent on the prior year.

Passenger revenue increased by 13.7 percent, with RPKs growing 6.5 percent and Passenger Yield improving 6.7 percent. The Passenger Yield improvement was partly due to a substantial increase in the proportion of flying that operated on the shorter sector, higher yielding domestic network.

Overall capacity grew by 3.2 percent for the year ended 30 June 2002 compared with the prior year

International capacity decreased by 5.6 percent compared with the prior year, 1.1 percent down in the first half, and 10.1 percent down in the second half. This was as a result of aircraft being redeployed to the domestic network following the events of 11 September and the collapse of Ansett. The Revenue Seat Factor on the international network was 0.2 percentage points down on the prior year during the first half, but 6.2 percentage points higher in the second half. Passenger Yield, excluding movements in foreign exchange, was 2.1 percent lower than the prior year for the first half, but up by 1.7 percent in the second half as the global economy recovered and international capacity was reduced.

Domestic capacity increased by 35.7 percent for the year ended 30 June 2002 as a whole, up 28.6 percent in the first half and 42.7 percent in the second half as long-haul aircraft from international operations were redeployed on domestic sectors, short-term leased capacity was brought in to cope with increased domestic demand and new B737-800 aircraft were acquired. The Revenue Seat Factor was down 0.8 percentage points on the prior year in the first half and up 1.6 percentage points in the second half. Passenger Yield, excluding movements in foreign exchange, was up 5.7 percent and 7.7 percent half on half respectively.

Expenditure
Total expenditure, excluding net interest, increased by 12.1 percent to $10.6 billion for the year ended 30 June 2002. This was due to a 3.2 percent increase in overall capacity, a higher proportion of more expensive domestic flying, the cost of short-term leased aircraft, higher fuel costs, higher engineering costs and the unfavourable impact of foreign exchange movements. Cost per ASK increased by 10.7 percent.

Significant movements in expenditure for the year ended 30 June 2002 compared with the prior year include:

- manpower and staff related expenditure increased by 5.5 percent due to an increase in full-time employees as a result of greater activity and the provision of an incentive bonus to all staff, partially offset by efficiency gains;
- aircraft operating – variable expenditure, which includes maintenance material costs, crew expenses, route navigation and landing fees, increased by 8.8 percent due to additional activity, the ageing of the aircraft fleet and the adverse impact of foreign exchange rate movements;
- fuel and oil expenditure increased by 18.1 percent as a direct result of additional flying, the weaker Australian dollar relative to the US dollar

and a reduction in fuel hedging benefits, partially offset by the lower average price of jet fuel;

- computer and communications costs increased by 11.9 percent as a result of additional reservation fees driven by increased passenger numbers;
- capacity hire costs increased by 127.0 percent driven by short-term leases entered into to cover capacity requirements following the collapse of Ansett; and
- non-cancellable operating lease rentals increased by 40.6 percent mainly due to leasing of additional aircraft.

Fuel

Fuel costs increased by 18.1 percent or $240.2 million for the year ended 30 June 2002. The underlying fuel price was lower than the prior year giving a benefit of $255.4 million. However, the prior year included fuel hedging benefits of $406.0 million. The cost of increased flying added a further $52.5 million, while the weakness of the Australian dollar relative to the US dollar accounted for the remaining cost increase of $37.1 million.

Interest

Net interest expense decreased by 51.1 percent for the year ended 30 June 2002. Although average net debt was higher than the prior year, $77.0 million of interest was capitalised into aircraft progress payments and other infrastructure projects.

Individually significant items

The results for the year ended 30 June 2002 include two individually significant items, being profit before tax of $31.2 million ($22.9 million after tax) from the sale of the remaining investment in EQUANT NV and a before tax expense of $41.5 million ($29.1 million after tax) to cover redundancy costs following the announcement of job reductions in November 2001.

The prior year result included a number of individually significant gains totalling $127.3 million before tax ($124.5 million after tax).

Subsidiary operations

Subsidiary operations contributed $178.3 million to EBIT for the year ended 30 June 2002, an increase of 62.5 percent on the prior year

QantasLink

QantasLink contributed $42.5 million in EBIT, up $36.1 million on the prior year. This increase was primarily a result of improved loads and Passenger Yields following the difficulties experienced by other regional airlines. Overall, QantasLink's capacity was up 11.1 percent due to additional Dash 8 aircraft acquired for the QantasLink network and Beechcraft aircraft acquired with the full purchase of Impulse Airlines in November 2001. Revenue Seat Factor was up 1.8 percentage points. Expenditure also rose due to higher capacity and passenger volumes plus increased fuel and maintenance costs.

Qantas Holidays

Qantas Holidays increased EBIT by $8.9 million or 26.6 percent to $42.4 million for the year ended 30 June 2002. This was due to strong growth in the domestic business and efficiency benefits. The performance was also boosted by the devaluation of the Australian dollar against the major trading currencies, making Australia a relatively cheap holiday destination, and the perception of Australia as a safe destination for tourists.

Qantas Catering

Qantas Catering EBIT was $69.6 million, an increase of $15.3 million or 28.2 percent on the prior year. This was driven by strong revenue growth, with meals produced up 6.7 percent. The full integration of Caterair Airport Services contributed to the improved financial performance.

Cash flow

Net cash flow from operations totalled $1,143.3 million, an increase of $42.6 million or 3.9 percent on the prior year. This increase was due mainly to increased profitability.

4.3 Financial Position and Effect of the Offer on Financial Position

The net debt to net debt plus equity ratio (including operating leases on a hedged basis), moved from 53 percent as at 30 June 2001 to 49 percent as at 30 June 2002, with the improvement driven by operating cash flow and the raising of $663.8 million in equity during the year offset by progress payments made for the fleet upgrade.

The pro-forma Statement of Financial Position as at 30 June 2002 has been prepared on the basis that the net proceeds from the issue of New Shares under the Entitlement Offer have been used to provide support to the balance sheet, reducing net debt and improving financial flexibility prior to their application for the purposes set out in Section 3.

Statement of Financial Position

($million)	30 June 2002[1]	30 June 2002 Pro forma[2,3]
Current assets		
Cash	112.5	895.9
Receivables	2,386.6	2,386.6
Net receivables under hedge/swap contracts	697.7	697.7
Inventories	385.4	385.4
Other	173.5	173.5
Total current assets	3,755.7	4,539.1
Non-current assets		
Receivables	240.0	240.0
Net receivables under hedge/swap contracts	1,398.0	1,398.0
Investments	74.3	74.3
Property, plant and equipment	9,109.5	9,109.5
Intangibles	161.0	161.0
Deferred tax assets	34.7	34.7
Other	28.3	28.3
Total non-current assets	11,045.8	11,045.8
Total assets	14,801.5	15,584.9

Statement of Financial Position *continued*

($million)	30 June 2002[1]	30 June 2002 Pro forma[2,3]
Current liabilities		
Payables	2,382.3	2,382.3
Interest-bearing liabilities	837.0	837.0
Net payables under hedge/swap contracts	430.8	430.8
Provisions	525.8	525.8
Current tax liabilities	77.9	77.9
Revenue received in advance	1,285.2	1,285.2
Deferred lease benefits/income	42.4	42.4
Total current liabilities	**5,581.4**	**5,581.4**
Non-current liabilities		
Payables	33.7	33.7
Interest-bearing liabilities	3,569.9	3,569.9
Net payables under hedge/swap contracts	150.8	150.8
Provisions	351.0	351.0
Deferred tax liabilities	524.7	524.7
Deferred lease benefits/income	329.0	329.0
Other non-current liabilities	7.5	7.5
Total non-current liabilities	**4,966.6**	**4,966.6**
Total liabilities	**10,548.0**	**10,548.0**
Net assets	**4,253.5**	**5,036.9**
Equity		
Contributed equity	2,946.6	3,730.0
Reserves	56.3	56.3
Retained profits	1,239.1	1,239.1
Equity attributable to members of Qantas	**4,242.0**	**5,025.4**
Outside equity interest in controlled entities	11.5	11.5
Total equity	**4,253.5**	**5,036.9**

NOTE:

1 Extracted from the unaudited Full Year Profit Announcement of Qantas

2 *The pro-forma Statement of Financial Position assumes gross proceeds of $800 million ($700 million of which is underwritten) from the Entitlement* Offer and that the issue of all New Shares took place on 30 June 2002. The gross proceeds of the Entitlement Offer may be less than $800 million. The actual amount raised will depend upon the actual number of New Shares issued under the Entitlement Offer.

3 *Estimated fees and expenses of $16.6 million, related to the issue of New Shares are netted against the Entitlement Offer proceeds.*

4.4 Outlook

Qantas will continue to seek cost efficiencies, structural changes and actively manage its operations with a view to improving profitability. Strategies aimed at achieving these ends include a focus on market segmentation in both the domestic and international markets, investment in a new and more cost-efficient fleet, a focus on improving the profitability of Subsidiary businesses and continued investment in technology.

During the year ended 30 June 2002, Qantas experienced a substantial increase in the growth of RPKs compared with the prior year. This was demonstrated by growth in RPKs in the second half of 45.6 percent for the domestic business compared with the prior year period. In addition, second half trading for the international business achieved a load factor improvement of 6.2 percentage points and a Passenger Yield improvement of 1.7 percent on the prior year period. These factors contributed to a strong result for the six months ended 30 June 2002 (see Section 4.2.1)

The recovery from unsustainable domestic discounting and the events of 11 September 2001 has continued in the first month of the year ending 30 June 2003. Qantas expects the recovery trend to continue, however there are a number of factors which could impact future results.

4.5 Dividends

The Board has announced a fully franked final dividend of nine cents per Share for the year ended 30 June 2002. Combined with the fully franked interim dividend of eight cents per Share paid in April 2002, total dividends for the year ended 30 June 2002 are 17 cents per Share. New Shares issued under the Entitlement Offer will not be entitled to receive the final dividend declared for the year ended 30 June 2002.

The Board regularly reviews the dividend policy of Qantas to take into consideration a number of factors, including changes to the tax system, earnings, ongoing capital requirements and additional investment opportunities. As a result, the Board can give no assurance as to the future level of dividends on the expanded capital base.

However, the Board currently intends to maintain the current level of dividends paid on a per Share basis on the expanded capital base in the year ending 30 June 2003.

It is anticipated that any dividends paid on the expanded capital base in respect of the year ending 30 June 2003 will be fully franked.

The Board anticipates the continued operation of the Dividend Reinvestment Plan for the foreseeable future.

5. Risk Factors





5. Risk Factors

Before applying for New Shares, prospective investors should consider whether the New Shares are a suitable investment for them. Investors should be aware that there are a number of risks associated with an investment in New Shares including, without limitation, the risk factors set out below. Many of these risks are outside the control of Qantas.

5.1 Economic Conditions

The demand for air travel and air freight may be affected by changes in domestic and international economic conditions. Significant and prolonged downturns in economic conditions in Australia or globally, could have a material adverse effect on the business, financial condition and financial performance of Qantas. The aviation industry is historically volatile in nature.

5.2 Industry Volatility and High Operating Leverage

The aviation industry has historically been volatile in nature as reflected in Passenger Yields and Revenue Seat Factors. The extent of future volatility and the degree to which this may be reflected in the earnings of Qantas is unknown.

Earnings volatility is exacerbated by the high operating leverage of the aviation industry. As airlines typically experience a high level of costs that are fixed in the short term to medium term, earnings are sensitive to shifts in revenue.

5.3 Labour Agreements and Labour Relations

Future changes to labour laws or an inability of Qantas to negotiate acceptable labour agreements could have a material adverse effect on the business, financial condition and financial performance of Qantas. Qantas operates in Australia's highly regulated employment market. The Australian legal framework provides clearly defined minimum terms and conditions for a majority of employees, known as awards and a method for modification of these terms and conditions to suit specific workplace requirements, known as certified agreements or enterprise bargaining agreements. Most of the employees of Qantas are covered by an award, a certified agreement or both.

Any future changes to the labour laws of Australia and its States or Territories that impose less favourable awards or employment conditions on Qantas could increase operating costs as a result of higher wages or benefits paid or reduced flexibility and could have a material adverse effect on the business, financial condition and financial performance of Qantas.

In addition, disagreements between employees and Qantas over the terms of new awards or certified agreements may lead employees to strike or take other forms of industrial action, which could cause significant disruptions to the operations of Qantas and have a material adverse effect on the business, financial condition and financial performance of Qantas.

Qantas is currently negotiating new enterprise bargaining agreements with six unions. In connection with negotiations with one union, strikes were held on 2 and 19 August 2002.

5.4 War and Terrorist Attacks

War or terrorist attacks anywhere in the world could result in a decline in air travel, an increase in insurance premiums and cost of security measures, or a reduction in the availability of insurance to Qantas. General political instability in countries in which Qantas operates also imposes risk. Each or a combination of these factors could have a material adverse effect on the business, financial condition and financial performance of Qantas.

5.5 Insurance

The availability of insurance is a fundamental element of the operations of Qantas. Any inability on the part of Qantas to access insurance for its general operations or specific assets poses a risk to the nature and extent of the operations of Qantas. Any events including future terrorist attacks which increase the cost of insurance for Qantas, reduce its availability to Qantas or both, may have a material adverse effect on the business, financial condition and financial performance of Qantas.

Since 11 September 2001, aviation insurers have significantly reduced the maximum amount of insurance coverage available to commercial airlines for liability to third parties for property damage or personal injury (other than employees or passengers) for claims resulting from acts of terrorism, war or similar events and significantly increased the premiums for all forms of war risk coverage. The Australian

Government is currently providing an indemnity to Qantas above the commercial insurance Qantas buys for third party war risk liability of up to a combined total of US$2 billion. It is expected that should the Australian Government stop providing third party war risk liability coverage to Qantas, the premiums charged by aviation insurers for this coverage could be substantially higher than the premiums that may be charged by the Australian Government.

5.6 Equipment Risks and Aircraft Accidents

The operations of Qantas are dependent on the effective operation of its equipment, including its aircraft, maintenance systems, reservation systems and departure control systems. Equipment failures, accidents involving any aircraft of Qantas, penetration of information security or adverse weather conditions, could interrupt operations, which could damage the brand and reputation of Qantas and have a material adverse effect on the business, financial condition and financial performance of Qantas.

Qantas is migrating its computer reservations system to a third party provider in late 2002. Qantas has extensive contingency planning in place. However, as with all large scale migrations, there remains some risk, which could have a material adverse effect on the business, financial condition and financial performance of Qantas.

5.7 Airport Related Risks

The operations of Qantas are dependent on the availability and cost of airport and airport related facilities.

The availability and cost of terminal space, landing slots, aircraft parking and aircraft hangars are fundamental to the ability of Qantas to operate. Disruptions to operations or facilities at airports where Qantas operates, for example closure of airports due to safety concerns or interruption to key services such as air traffic control, could have a material adverse effect on the business, financial condition and financial performance of Qantas.

Landing costs, general aeronautical charges and facilities' leasing costs are an important part of the cost base of Qantas. Significant increases in these costs and charges could have a material adverse effect on the business, financial condition and financial performance of Qantas.

The ability of Qantas to expand its operations is dependent on the availability of airport facilities and capacity. The inability of Qantas to lease, acquire or access the airport facilities needed to service capacity expansion could have a material adverse effect on the business, financial condition and financial performance of Qantas.

Additional airport infrastructure is required to accommodate A380 aircraft, which are scheduled for delivery to Qantas between 2006 and 2011. Qantas believes that many of its key international airports are planning for the introduction of A380s and the additional airport infrastructure required to accommodate them, although the timing of delivery of that infrastructure is unknown in some cases. At the date of this Prospectus, the cost and impact on Qantas of the provision of the additional airport infrastructure are not known.

5.8 Licence Conditions

Qantas and its Subsidiaries are subject to the regulatory control of the Civil Aviation Safety Authority (CASA), an Australian statutory body and are required to hold air operator certificates under section 27 of the Civil Aviation Act 1988 to enable them to fly aircraft in and out of Australian territory, fly within Australian territory and operate an Australian aircraft outside of Australian territory.

CASA has responsibility for certification of aircraft, licensing of operators, approval of support activities, conduct of safety surveillance and enforcement of safety standards and rules. CASA has the power to revoke the air operator certificates of Qantas or its Subsidiaries or order the grounding of any or all of the aircraft fleet of Qantas or its Subsidiaries. A decision by CASA to ground any or all of the fleet of Qantas or its Subsidiaries, revoke any or all of the air operator certificates of Qantas or its Subsidiaries or take any other regulatory action concerning the aircraft or operations of Qantas or its Subsidiaries could have a material adverse effect on the business, financial condition and financial performance of Qantas.

5.9 Bilateral Agreements and International Capacity and Route Allocation

The international revenue and profit performance of Qantas is partly dependent on the maximisation of Passenger Yields through an efficient combination

of international routes and timetables. The available international capacity and route entitlements for all Australian commercial and freight airlines are negotiated by the Australian Government in bilateral air services arrangements with foreign countries. Capacity for international routes is then allocated by the International Air Services Commission (IASC) to Australian airline applicants. Individual capacity allocations are on a fixed-term basis and may be renewed.

The International Air Services Commission Act 1992, under which the IASC operates, places a positive onus on the IASC to foster competition amongst Australian international carriers. There is a further onus to allocate new entrants a commercially sustainable level of international capacity on specific routes, provided the incumbent's allocation remains commercially sustainable. These objectives must be considered in relevant renewal applications by existing airlines. Australian Airlines, as a wholly-owned Subsidiary of Qantas, is deemed not to be a new entrant. Hence, Australian Airlines will not benefit from the preferential allocation provisions for new entrants. Virgin Blue, which has announced that it may expand its routes to include international destinations, or other new carriers applying for route and capacity allocation may impinge on the available route and capacity allocation available for Qantas and Australian Airlines.

Qantas has applied for and been granted permission to move allocation between Qantas and Australian Airlines on some routes to maximise efficient allocation of route entitlements. The international capacity of Qantas is subject to changes in bilateral air services arrangements and decisions of the IASC. Changes in the levels and mix of capacity or inability to access additional capacity could have a material adverse effect on the ability of Qantas to maximise Passenger Yields, Revenue Seat Factors and growth.

5.10 Additional Regulation

If additional regulation is introduced in any jurisdiction where Qantas has or may establish operations, such regulations could impose restrictions or costs that could have a material adverse effect on the business, financial condition and financial performance of Qantas. Any material increase in taxes, levies, fees or other changes to regulation could also have a material adverse effect on the business, financial condition and financial performance of Qantas.

5.11 Competition

Aviation is a highly competitive industry. Airlines operate with high levels of fixed costs, hence profits are sensitive to small shifts in revenue.

The collapse of Ansett in September 2001 resulted in Qantas significantly increasing its share of the domestic aviation market. Virgin Blue has announced that it intends to expand its route network and scheduled flights in an attempt to increase its market share. In addition, new domestic airlines may be established to compete with Qantas. An increase in competition could have a material adverse effect on the business, financial condition and financial performance of Qantas. In the international aviation market, competitors include many major foreign airlines (including government-owned or controlled airlines), some of which may have more financial resources, lower cost of capital or lower cost structures than Qantas.

5.12 Australian Airlines

Qantas has formed a wholly-owned Subsidiary, Australian Airlines, with a low cost structure to focus on leisure travel. Australian Airlines will operate with a separate management and business structure to Qantas.

Risks relating to Australian Airlines include difficulties arising from administrative planning, timetable and fare finalisation, refinement of marketing strategy, performance of new management and other elements characteristic to start-up ventures that may increase the required capital investment. There can be no assurance that Australian Airlines will be profitable in the short term or long term and that it will not have a material adverse effect on the business, financial condition and financial performance of Qantas.

5.13 Foreign Exchange Risk

Qantas is exposed to foreign exchange rate fluctuations on the Australian dollar value of foreign currency denominated revenues and expenses. Qantas earns revenues in approximately 80 countries, reflecting its route structure and location of ticket sales. The foreign currency costs of Qantas are primarily denominated in US dollars and relate largely to fuel, engineering and maintenance (particularly materials and sub-contract services), landing fees, air navigation charges and lease rentals. Although

Qantas has expenditure in many foreign currencies other than US dollars, revenues earned in those currencies generally offset or exceed this expenditure. Historically, the five largest currencies of which Qantas has a surplus are Euros, British pounds, New Zealand dollars, Japanese yen and Hong Kong dollars. Qantas is also exposed to foreign exchange risk on a large portion of its capital expenditures (eg aircraft are purchased in US dollars), the residual value of its aircraft and foreign currency borrowings.

Qantas manages its foreign currency exposures by using a variety of long-term and short-term hedging instruments in accordance with its risk management policies. However, there can be no assurance that Qantas will successfully manage its exposure to exchange rate fluctuations and that exchange rate fluctuations will not have a material adverse effect on the business, financial condition and financial performance of Qantas.

5.14 Increases in Fuel Costs

Fuel costs are a significant portion of operating costs. Significant changes in fuel costs could have a material adverse effect on the business, financial condition and financial performance of Qantas. Fuel prices continue to be susceptible to a number of factors, including political events. Qantas cannot control near or long-term fuel prices or the events that affect fuel prices. Qantas may experience higher fuel prices or have to curtail scheduled services due to a fuel supply shortage that may result from a disruption of oil imports or other events. In accordance with its risk management policies, Qantas uses options and swaps on aviation fuel and crude oil to hedge its exposure to movements in the price of aviation fuel. There can be no assurance that Qantas will effectively manage its exposure to fuel costs and that increases in fuel costs will not have a material adverse effect on the business, financial condition and financial performance of Qantas.

5.15 Changes in Interest Rates

The financial performance of Qantas is affected by fluctuations in interest rates (eg interest expense on debt and interest income earned on short-term investments). Qantas manages interest rate risk by measuring the market value sensitivity of the borrowing portfolio to changes in interest rates. The relative mix of fixed and floating interest rate funding is managed by using interest rate swaps, forward rate agreements, swaptions and options. There can be no assurance that Qantas will successfully manage its interest rate risk or that changes in interest rates will not have a material adverse effect on the business, financial condition and financial performance of Qantas.

5.16 Credit Risk

The credit risk of Qantas arises primarily from financial instruments and security deposits entered into as part of long-term aircraft financing structures, long-term and short-term hedging and investing activities. Credit exposure is measured as the cost of replacing existing transactions should a counterparty default. A significant portion of credit risk arises from transactions that are guaranteed by Qantas as part of a long-term aircraft financing structure. The risk management policies of Qantas restrict dealings with financial institutions counterparties with certain minimum credit ratings and limits the maximum exposure (both in terms of the credit limit and daily settlement limit) to any one counterparty. Movements outside of these guidelines must be approved by the Board. There can be no assurance that Qantas will successfully manage its credit risk or that payment defaults by counterparties will not have a material adverse effect on the business, financial condition and financial performance of Qantas.

5.17 Attractiveness of Australia as a Tourist Destination

Incoming tourist traffic to Australia is an important driver of demand for the services of Qantas. Factors which reduce the relative attractiveness of Australia as a tourist destination may affect this demand and therefore have a material adverse effect on the business, financial condition and financial performance of Qantas.

5.18 Funding Requirements

Qantas expects to be able to fund certain expenditure outlined in Section 3 from a variety of sources, including the proceeds of the Entitlement Offer, future cash flows and debt funding. If, however, the future cash flows of Qantas are lower than expected, additional capital expenditure is required or Qantas

seeks to invest in other potential opportunities, additional debt or equity funding may be required. There can be no assurance that Qantas will be able to raise any such debt or equity funding on favourable terms or at all. If, for any reason, adequate funding is not available when needed, this could have a material adverse effect on the business, financial condition and financial performance of Qantas.

5.19 Substantial Shareholder – British Airways

British Airways beneficially owned, as at 20 August 2002, approximately 332.6 million Shares in Qantas, or approximately 21.3 percent of issued Share capital. British Airways has elected not to subscribe for any of its Entitlement under the Entitlement Offer. British Airways' shareholding in Qantas after completion of the Entitlement Offer will be between 19.0 percent and 19.2 percent depending on the number of New Shares issued under the Entitlement Offer. British Airways has stated that as at the date of this Prospectus it has no current intention to dispose of its shareholding and further that its shareholding in Qantas continues to form an important investment. A decision by British Airways to sell a portion or all of its shareholding in the future may negatively affect the share price of Qantas.

5.20 Joint Services Agreement with British Airways

Qantas derives benefits from its Joint Services Agreement (JSA) with British Airways which sets out the terms of a commercial alliance between the two airlines. In July 2003, the current ACCC authorisation of the JSA expires. There can be no assurance that the ACCC will re-authorise the JSA. If the JSA were terminated for any reason, it could have a material adverse effect on the business, financial condition and financial performance of Qantas.

5.21 Litigation Risk

Qantas has been served with more than 100 writs in Australia, and a smaller number of writs in New Zealand, the United Kingdom and Ireland alleging that passengers suffered Deep Vein Thrombosis on Qantas long-haul flights. The matters are currently before the courts and it is likely that they will take several years to be finalised through the initial and appeal processes. It can be expected that Qantas will receive further claims. If Qantas is found liable, the potential liability is substantially insured. However, Qantas is, at this stage, unable to quantify the potential business impact.

The builder of the Qantas Melbourne Domestic Terminal has taken action against Qantas in the Federal Court of Australia claiming that it suffered damages as a result of delays and variations to the works both before and during the building process. The liability issue was heard in mid-2001 and judgment has not yet been handed down.

The ACCC has commenced a prosecution against Qantas alleging breach of section 46 of the Trade Practices Act 1974 (TPA) in relation to action taken in response to the entry of Virgin Blue on the Brisbane/Adelaide route. Qantas denies that it breached the TPA and will defend the prosecution. The prosecution will take several years to be finalised through the initial and appeal processes. If Qantas is found to have breached the TPA, Qantas is, at this stage, unable to quantify the potential business impact.

The above summary is not exhaustive and prospective investors should read this Prospectus in its entirety and consult their stockbroker, solicitor, accountant or other professional adviser before deciding whether to apply for New Shares.



6. Taxation Implications

6. Taxation Implications

6.1 Introduction

The following is a general description of the Australian tax consequences for Shareholders in respect of exercising their Entitlement and acquiring and holding the New Shares.

Unless otherwise stated, the following comments assume you are a Qualifying Shareholder or an Institutional Shareholder who is an Australian resident individual for Australian tax purposes who will hold the New Shares on capital account.

If you are not an Australian resident for Australian tax purposes, you should obtain advice in relation to the tax consequences arising under the tax laws of your country of residence.

The Australian Parliament recently passed legislation that effectively rewrote Australia's dividend imputation rules with effect from 1 July 2002.

As at the date of this Prospectus, there are a number of anomalies in Australia's new imputation legislation. Where appropriate, we have indicated these anomalies below. In this respect, there is a general expectation that the Australian Government will address these anomalies through further legislative amendments (with effect from 1 July 2002). The Government has not as yet released the details of such further amendments.

The following comments are based on the law in effect as at the date of this Prospectus and the expected legislative amendments which would be effective from 1 July 2002. They are not intended to be an authoritative or complete statement of the law applicable to the particular circumstances of every Shareholder. Shareholders should obtain independent professional advice in relation to their own particular circumstances before investing.

6.2 Entitlement Offer

There should be no tax consequences to you in respect of you receiving your Entitlement under the Entitlement Offer. There should also be no tax consequences to you if you do not take up your Entitlement under the Entitlement Offer at all.

6.3 Acquiring New Shares

If you exercise your Entitlement and invest in New Shares in Qantas, for capital gains tax purposes, you will generally acquire your New Shares on the date that your Application is received by Qantas. This can be no later than the date that the New Shares are allotted to you. No capital gains tax liability will arise upon you exercising your Entitlement or upon you acquiring the New Shares.

For capital gains tax purposes, your cost base in the New Shares should generally be the amount you pay for the New Shares (assuming a proposed legislative amendment is made to correct a technical anomaly in the legislation).

6.4 Holding of New Shares

If you acquire New Shares, you may receive dividends in respect of those New Shares.

Whether you are an Australian tax resident individual, superannuation fund or company, you will generally be required to include in your assessable income both the amount of the dividends you receive and any attached franking credits.

However, you will generally receive a tax offset equal to the amount of the franking credits included in your assessable income. This tax offset may be used to reduce your tax liability on the dividends and other income.

If you are an individual or a superannuation fund, it is expected that you will be entitled to a refund of franking credits to the extent the franking credits attached to your dividends exceed the income tax that would have been payable by you. This was the case in respect of dividends paid in the period to 30 June 2002. However, the entitlement to claim a refund of excess franking credits in these circumstances has not been specifically provided for in the new imputation legislation which took effect from 1 July 2002. There is a general expectation that the legislation will be amended in respect of dividends paid from 1 July 2002 so as to specifically provide for a refund of excess franking credits in these circumstances.

If you are a company, you will not be entitled to a refund of, or entitled to carry forward, excess franking credits arising in a tax year. In addition, if you are a company, a franking credit will generally arise in your franking account equal to the franking credit attached to the dividend you receive.

The availability of franking credits in the period to 30 June 2002 was generally subject to a holding period rule, which broadly required that you hold the shares at risk for a minimum period of 45 days (excluding the dates of acquisition and disposal). If you are an individual or superannuation fund, you may apply a simplified version of the holding period rule.

The new imputation legislation does not clearly incorporate a holding period rule. However, there is a general expectation that the legislation will be amended such that the holding period rule will apply in respect of dividends paid from 1 July 2002.

In the event the dividends are unfranked, or are only partly franked, the unfranked component is included in your assessable income and taxed at your normal rate of tax. No tax offset or credit is available to you on the unfranked component.

6.5 Disposal of New Shares

If you are an individual, trust or complying superannuation fund and have held the New Shares for 12 months or longer at the time of disposal, then the discount capital gain method will normally apply to calculate any capital gain arising from the disposal of the New Shares.

Broadly, the discount capital gain method operates to include only one-half (if you are an individual or trust) or two-thirds (if you are a complying superannuation fund) of the nominal gain (being the capital proceeds less unindexed cost base) in your assessable income. However, the nominal gain must first be reduced by any capital losses available to you.

If, at the time of disposal, you have held the New Shares for less than 12 months, or you are not an individual, trust or complying superannuation fund, then the discount capital gain method is not available to you.

If the discount capital gain method is not available to you, the difference between the capital proceeds and the unindexed cost base (or reduced cost base) of the New Shares will give rise to a capital gain or loss for you, as appropriate.

A capital loss may only be used to offset capital gains derived by you in the same or subsequent year(s) of income. It cannot be offset against ordinary income or carried back to offset net capital gains of earlier income years.

6.6 Holding of New Shares by Non-Australian Residents

If you receive dividends and you are not an Australian tax resident, the dividends will generally be subject to withholding tax in Australia. The rate of withholding tax depends on whether Australia has a double tax treaty with the country in which you are resident.

In the period to 30 June 2002, dividends were not subject to Australian withholding tax to the extent the dividends were franked or paid out of a foreign dividend account. The new imputation legislation which took effect from 1 July 2002 did not specifically provide for an exemption from Australian dividend withholding tax for franked dividends or dividends paid out of a foreign dividend account. However, there is a general expectation that the legislation will be amended to ensure that dividends paid from 1 July 2002 will be exempt from Australian withholding tax to the extent that the dividends are franked or paid out of a foreign dividend account.

6.7 Disposal of New Shares by Non-Australian Residents

If you are not an Australian tax resident, your disposal of the New Shares will generally not have any Australian capital gains tax consequences unless you and your associates beneficially owned at least 10 percent by value of the Shares in Qantas at any time in the five years immediately preceding the disposal.

7. Additional


QANTAS



7. Additional Information

7.1 Underwriting Agreements

Pursuant to the Underwriting Agreements between Qantas and the Joint Lead Managers dated 21 August 2002 and 23 August 2002, the Joint Lead Managers have severally agreed to each procure subscribers for or to subscribe for itself one third of the number of New Shares at the Issue Price that would raise gross proceeds of:

(a) $600 million under the Institutional Entitlement Offer; and

(b) the amount of any shortfall (after scale back) under the Retail Entitlement Offer (not to exceed $100 million).

The Underwriting Agreement dated 21 August 2002 also provides that the Joint Lead Managers will jointly manage the Offer.

The Underwriting Agreement dated 21 August 2002 contains various representations and warranties and imposes various obligations on Qantas, including to ensure that the prospectus for each of the Retail Entitlement Offer and the Institutional Entitlement Offer complies with the Corporations Act and any other applicable laws and to conduct the Offer in accordance with the agreed timetable, ASX Listing Rules, the waiver granted by ASX, the Corporations Act, the prospectus for each of the Retail Entitlement Offer and the Institutional Entitlement Offer and any applicable laws.

The Underwriting Agreement dated 21 August 2002 imposes an obligation on Qantas to not (without the consent of each Joint Lead Manager) allot or agree to allot any shares or other securities that are convertible or exchangeable into equity of Qantas (or certain material Subsidiaries) other than pursuant to the Offer, the Underwriting Agreements, either the prospectus for the Retail Entitlement Offer or the Institutional Entitlement Offer, the international offer documents, an employee incentive plan, a dividend reinvestment plan or a bonus share plan, for 90 days after the date of the Underwriting Agreement dated 21 August 2002.

The Joint Lead Managers will receive (in equal proportions) a fee of $14 million. In addition, the Joint Lead Managers will receive:

(a) an underwriting fee equal to 2% of the amount raised under the Institutional Entitlement Offer in excess of $600 million;

(b) an incentive fee equal to the "Agreed Percentage" (that is, a percentage which is dependent upon the Issue Price) of the gross proceeds of the Institutional Entitlement Offer; and

(c) a management fee equal to 0.5% of the gross proceeds of the non-underwritten portion of the Retail Entitlement Offer.

Qantas indemnifies each Joint Lead Manager and their related bodies corporate (as defined in the Corporations Act) and their directors, officers, employees and advisers, against all damage, loss, cost, expense or liability directly or indirectly suffered by any of them, arising out of or in connection with the appointment of the Joint Lead Managers pursuant to the Underwriting Agreements. This indemnity is subject to exclusions for liability arising from, amongst other things, fraud, gross negligence, misconduct and breach of the Underwriting Agreements.

A Joint Lead Manager may terminate its obligations under either or both of the Underwriting Agreements upon the occurrence of a number of events on or before settlement of the New Shares issued under the Institutional Entitlement Offer. The various termination events are:

(a) ASX indicating that it does not intend to grant unconditional approval (or conditional approval, provided such condition would not, in the reasonable opinion of the Joint Lead Managers, have a material adverse effect on the success of the Institutional Entitlement Offer) for official quotation of the New Shares issued pursuant to the Institutional Entitlement Offer;

(b) ASIC issuing an order under section 739(1) of the Corporations Act or an interim order under section 739(3) or ASIC applying for an order under sections 1324B or 1325 in relation to the prospectus relating to the Retail Entitlement Offer or the prospectus relating to the Institutional Entitlement Offer (or certain other offer documents given to investors), or Qantas, and the application not being dismissed or withdrawn;

(c) Qantas failing to lodge this Prospectus with ASIC on or before the date specified in the agreed timetable;

(d) Qantas failing to provide the Joint Lead Managers with an electronic copy of the

international offer documents on or before the date specified in the agreed timetable; or

(e) trading in Shares on ASX being suspended for more than three consecutive Business Days, or Shares ceasing to be quoted on ASX,

the following events do not entitle a Joint Lead Manager to terminate its obligations under an Underwriting Agreement unless in the reasonable opinion of the Joint Lead Manager, the event has, or is likely to have, a material adverse effect on the marketing, success or acceptability of the Offer prior to the settlement of the New Shares issued under the Institutional Entitlement Offer or there is a reasonable possibility of material liability for the Joint Lead Manager under the Corporations Act or any other applicable law:

(f) Qantas failing to perform or observe any of its material obligations under that Underwriting Agreement and, following notice to Qantas by a Joint Lead Manager, that failure not being remedied to the satisfaction of the Joint Lead Manager;

(g) any person whose consent to being named in the Prospectus, or to the issue of the prospectus relating to the Retail Entitlement Offer or the prospectus relating to the Institutional Entitlement Offer (or certain other offer documents given to investors), is required by section 716 or 720 of the Corporations Act or otherwise who has previously consented to being named or to the issue of the prospectus relating to the Retail Entitlement Offer or the prospectus relating to the Institutional Entitlement Offer (or other offer documents given to investors) (other than the Joint Lead Manager) withdrawing such consent;

(h) Qantas withdrawing the Prospectus or the international offer documents;

(i) a supplementary prospectus or a replacement prospectus being required to be lodged under section 719 of the Corporations Act;

(j) except as disclosed in the Prospectus (or certain other offer documents given to investors), there is a material adverse change, or development involving a prospective material adverse change, in the condition, financial or otherwise, or on the assets, earnings, business or operations of Qantas together with its related bodies corporate (as defined in the Corporations Act);

(k) the occurrence of any material adverse change in or material disruption to the political or economic conditions or financial markets in Australia, the United Kingdom or the United States of America or any change or development involving a prospective material adverse change in the political, financial or economic conditions of Australia, the United Kingdom or the United States of America;

(l) the occurrence of:
   (i) any aircraft operations related accident during the course of passenger carrying activities, that results in the loss of a jet aircraft hull owned and operated by Qantas; or
   (ii) any act of terrorism that results in substantial damage to a commercial passenger aircraft owned or operated by Qantas or a major airline or substantial damage to a major international airport or an Australian airport;

(m) without the prior written consent of the Joint Lead Managers, which consent will not be unreasonably withheld, Qantas (or certain of its material Subsidiaries) altering its share capital or its constitution;

(n) the introduction into the Parliament of the Commonwealth of Australia or any State or Territory of Australia a law or any new regulation being made under any law, or a government agency adopting a policy, or the announcement on behalf of the Government of the Commonwealth of Australia or any State or Territory of Australia or a government agency that such a law or regulation will be introduced or policy adopted (as the case may be) any of which would or would be likely to prohibit or regulate the Offer, capital issues or stock markets;

(o) the outbreak of hostilities, an escalation of existing hostilities or an act of terrorism occurs or substantial civil or political unrest occurs in any region of the world, whether war has been declared or not, involving in a material way one or more of Australia, the United States of America or the United Kingdom;

(p) a representation or warranty made or given by Qantas under that Underwriting Agreement proving to be untrue or incorrect;

(q) a contravention by Qantas (or certain of its material Subsidiaries) of any provision of its or their constitution, the Corporations Act or any requirement of ASX or any other applicable law; and

(r) the Dow Jones Industrial Average index or the S&P/ASX 200 index falling to a level which is greater than or equal to 10% below the level at which the index closed at the close of business in the United States on 20 August 2002 (and stays below that level for at least two consecutive business days).

If one Joint Lead Manager terminates its obligations under an Underwriting Agreement, one or both of the remaining Joint Lead Managers may elect to take up the rights and obligations of the Joint Lead Manager under that Underwriting Agreement and if no other Joint Lead Manager so elects, Qantas can terminate that Underwriting Agreement. Qantas can also terminate an Underwriting Agreement if at any time a Joint Lead Manager has a right to terminate that Underwriting Agreement because of one of the events described above that does not arise from an action or omission by or within the control of Qantas.

7.2 Reporting and Disclosure Obligations

Qantas is a disclosing entity under section 111AC(1) of the Corporations Act and is therefore subject to regular reporting and disclosure obligations under the Corporations Act and ASX Listing Rules.

These obligations require ASX to be continuously notified of information about specific events and matters as they arise for the purpose of ASX making the information available to the stock market conducted by ASX. In particular, Qantas has an obligation under ASX Listing Rules (subject to certain limited exceptions) to notify ASX immediately of any information concerning Qantas, of which it becomes aware, which a reasonable person would expect to have a material effect on the price or value of its Shares. Qantas is also required to prepare and lodge with ASIC both yearly and half yearly financial statements accompanied by a Directors' statement and report and an audit or review report. All announcements made by Qantas are available from ASX.

7.3 Availability of Documents Lodged with ASIC

Copies of documents lodged by Qantas with ASIC may be obtained from, or inspected at, an office of ASIC.

7.4 Other Documents

The Qantas Share Registry will provide a free copy of any of the following documents to any person who requests a copy during the application period in relation to this Prospectus:

- the financial statements of Qantas for the year ended 30 June 2001 (being the most recent annual financial report lodged with ASIC by Qantas before the lodgement of this Prospectus with ASIC);
- the financial statements of Qantas for the six months ended 31 December 2001 (being the most recent half yearly financial report lodged with ASIC by Qantas before the lodgement of this Prospectus with ASIC);
- the Full Year Profit Announcement lodged with ASX on 21 August 2002 containing the preliminary final report for Qantas for the year ended 30 June 2002; and
- any other document or financial statement lodged by Qantas with ASIC or ASX under the continuous disclosure reporting requirements in the period after the lodgement of the annual financial report for the year ended 30 June 2001 and before the lodgement of this Prospectus with ASIC.

Documents can be obtained from the Qantas Share Registry by calling 1800 177 747 (within Australia) or +61 2 8280 7390 (within New Zealand) between 8:30am and 5:30pm (AEST) Monday to Friday.

All documents referred to above are separate documents to this Prospectus and are not incorporated by reference in this Prospectus.

7.5 Consents to be Named

None of the parties referred to below has made any statement that is included in this Prospectus or any statement on which a statement made in this Prospectus is based, other than as specified below. Each of these parties, to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any statements in or omissions from this Prospectus, other than the reference to its name or a statement included in this Prospectus with the consent of that party as specified below:

- Macquarie Equity Capital Markets Limited has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named;
- Salomon Smith Barney Australia Securities Pty Limited has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named;
- UBS Warburg Australia Limited has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named;
- Blake Dawson Waldron has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named;
- KPMG has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named;
- British Airways has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named and specifically consents to the statements in Section 1.5 and Section 5.19; and
- Air New Zealand has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named and specifically consents to the statement in Section 3.4.

7.6 Interests of Advisers

Macquarie Equity Capital Markets Limited has acted as a Joint Lead Manager and Underwriter for the Offer and is entitled to receive the fees and commissions described in Section 7.1.

Salomon Smith Barney Australia Securities Pty Limited has acted as a Joint Lead Manager and Underwriter for the Offer and is entitled to receive the fees and commissions described in Section 7.1.

UBS Warburg Australia Limited has acted as a Joint Lead Manager and Underwriter for the Offer and is entitled to receive the fees and commissions described in Section 7.1.

Blake Dawson Waldron has acted as Australian legal adviser to Qantas and has or will receive professional fees to the date of the Offer of approximately $450,000 for legal work undertaken by it in connection with the Offer, of which approximately $250,000 relates to the Retail Entitlement Offer (including this Prospectus) and approximately $150,000 relates to the Institutional Entitlement Offer.

KPMG has acted as accounting adviser to Qantas and has or will receive professional fees of approximately $137,500 for accounting work undertaken by it in connection with the Entitlement Offer (including this Prospectus).

Except as set out in this Prospectus, no:

- person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus; or
- Joint Lead Manager,

holds at the time of lodgement of this Prospectus with ASIC, or has held in the two years before lodgement of this Prospectus with ASIC, an interest in:

- the formation or promotion of Qantas;
- the Offer; or
- any property acquired or proposed to be acquired by Qantas in connection with its

formation or promotion or in connection with the Offer.

Other than as set out in this Prospectus, no one has paid or agreed to pay or given or agreed to give any benefit to such persons in connection with the formation or promotion of Qantas or the Offer.

7.7 Directors' Interests

Other than as set out in this Prospectus, no Director or proposed Director holds, at the time of lodgement of this Prospectus with ASIC, or has held in the two years before lodgement of this Prospectus with ASIC, an interest in:

- the formation or promotion of Qantas;
- the Offer; or
- any property acquired or proposed to be acquired by Qantas in connection with its formation or promotion or in connection with the Offer.

Other than as set out in this Prospectus, no one has paid or agreed to pay any amount and no one has given or agreed to give any benefit to any Director or proposed Director:

- to induce them to become, or qualify as, a Director; or
- for services provided by them in connection with the formation or promotion of Qantas or the Offer.

The Directors of Qantas have relevant interests in the following securities of Qantas:

	Shares[1]	Options[2]
Margaret Jackson	117,284	–
Geoff Dixon	14,504	2,045,000
Peter Gregg	4,292	838,000
Mike Codd	9,376	–
Trevor Eastwood	11,857	–
Jim Kennedy	1,975	–
Trevor Kennedy	122,750	–
Roger Maynard	–	–
John Schubert	30,975	–
Nick Tait	–	–

NOTE:
1 Includes Shares held directly and indirectly
2 The options referred to are entitlements granted under employee share schemes

The non-executive Directors are paid for their services as Directors, remuneration which must not exceed in aggregate a maximum fixed sum, which is approved by Shareholders at a general meeting (and must not be a commission on, or percentage of, profits or operating revenue). The current maximum aggregate amount which Shareholders have approved to be paid as fees to the non-executive Directors is $1.1 million per annum. This amount was approved by Shareholders at the 1999 annual general meeting. The Chairman is paid an annual fee of $280,000 (in addition to superannuation and travel benefits). Non-executive Directors are paid annual base fees of $70,000 each together with committee fees (in addition to superannuation and travel benefits). The remuneration of the executive Directors will be fixed by the Directors and may consist of salary, bonuses or any other elements (but must not be a commission on, or percentage of, profits or operating revenue).

Qantas, to the extent permitted by law, indemnifies every officer of Qantas (and may indemnify any auditor of Qantas) against any liability incurred by the person, in the relevant capacity, to another person unless the liability arises out of conduct involving lack of good faith. Qantas may also make a payment in relation to legal costs incurred by these persons in defending an action for a liability, or resisting or responding to certain legal action.

7.8 ASX Relief

ASX has granted Qantas the following waivers in relation to the Entitlement Offer:

- ASX Listing Rule 7.1 and ASX Listing Rule 10.11 have been waived to permit the Entitlement Offer to proceed without a requirement to obtain Shareholder approval and Qantas to treat any New Shares issued under the Entitlement Offer (including to an underwriter) as shares issued under a "pro-rata issue" or to an underwriter of a pro-rata issue as the case may be;
- the waivers from ASX Listing Rule 7.1 and ASX Listing Rule 10.11 are subject to the following conditions:
  - there is a Record Date for the Entitlement Offer;
  - on or before the Record Date, Shareholders who are believed by the Joint Lead Managers

to be exempt investors in accordance with Chapter 6D of the Corporations Act (called "Sophisticated Investors" and "Professional Investors" within the meanings of sections 708(8) and 708(11) respectively of the Corporations Act may be invited by the Joint Lead Managers to participate in a bookbuild process for a number of New Shares at least equal to their pro-rata allocation of the Entitlement Offer;

- New Shares not taken up by Institutional Shareholders are offered to other Institutional Shareholders, exempt investors who are not Shareholders and selected Participating Organisations of ASX in Australia (which, in turn, may grant allocations to their clients) on or before the Record Date;
- Institutional Shareholders who sell down their shareholdings before the Record Date have their pro-rata allocations reduced accordingly;
- all Shareholders, who have not been previously offered participation in the Institutional Entitlement Offer are offered a number of New Shares at least equal to their pro-rata allocation of the Entitlement Offer, unless ASX Listing Rule 7.7.1 would permit Qantas not to include them in the pro-rata offer;
- all Shares offered under the Entitlement Offer are offered at the same price and Entitlement; and
- related parties (as defined in the ASX Listing Rules) may participate provided that they do not participate in excess of their pro-rata Entitlement;

- the waivers set out the arrangements for dealing with shareholdings registered in the name of a nominee. In particular, a nominee Shareholder is treated as a separate holder in respect of Shares held for each of one or more Institutional Shareholders and Shares held for persons other than Institutional Shareholders (and accordingly, may participate in respect of Shares held as nominee for Institutional Shareholders and Retail Entitlement Offers in respect of Shares held as nominee for other persons). Institutional Entitlement Offers will be treated as being made to the nominee and therefore to an Institutional Shareholder for whom it holds, even where made directly to the Institutional Shareholder for whom it holds;
- the waivers also allow Qantas to ignore, subject to any requirements of ASX, for the purposes of determining those entitled to receive Entitlements under the Entitlement Offer, changes in shareholdings which occur after the announcement of the trading halt in Qantas Shares on 20 August 2002 (other than registrations of transactions which were effected through SEATS before the announcement) ("post ex date transactions"). Transactions ignored under this provision are not to be considered in determining Shareholders and shareholdings as at 5:00pm (AEST) on the Record Date, for the purposes of the Offer and references to Shareholders and shareholdings are to be read accordingly; and
- ASX Listing Rule 3.20 has been waived to the extent necessary to permit Qantas to give the market less than seven Business Days notice of the Record Date on condition the Entitlement Offer timetable is acceptable to ASX.

7.9 Consents to Lodgement

Each Director of Qantas has consented to the lodgement with ASIC of this Prospectus and has not withdrawn his or her consent prior to lodgement.

8. Glossary





8. Glossary

The following is a glossary of the terms used in this Prospectus:

$ or cents	Australian currency
ACCC	Australian Competition and Consumer Commission
AEST	Australian Eastern Standard Time
Aircraft Operating Costs	Includes aircraft fuel, landing fees, en-route navigation charges, maintenance and overhaul, technical crew, cabin crew and ground handling
Applicant	A person who makes and submits an Application
Application	An application made on the conditions set out in this Prospectus by using an Entitlement Form to apply for a specified number of New Shares
Application Monies	The monies payable on Application, being the product of multiplying the number of New Shares applied for by the Issue Price of $4.20
ASIC	Australian Securities and Investments Commission
ASKs	Available Seat Kilometres – the total number of seats available for passengers, multiplied by the number of kilometres flown
ASX	Australian Stock Exchange Limited (ABN 98 008 624 691) or the market conducted by it
ASX Listing Rules	The listing rules of ASX
Board	The board of directors of Qantas from time to time
British Airways	British Airways plc and, where the context requires, its wholly-owned subsidiaries
Business Day	Has the same meaning as in the ASX Listing Rules
CHESS	Clearing House Electronic Subregister System
Closing Date	The last day on which Entitlement Forms will be accepted being 5:00pm (AEST) on 27 September 2002 (subject to variation)
Constitution	The constitution of Qantas
Corporations Act	The *Corporations Act 2001* of Australia
Director	A director of Qantas
Dividend Reinvestment Plan	The plan under which Shareholders can elect to apply their dividends to pay for additional Shares
EBIT	Earnings before interest and tax
Entitlement	The entitlement of a Qualifying Shareholder or an Institutional Shareholder to 1 New Share for every 8.2 Shares in Qantas held at 5:00pm (AEST) on the Record Date by that Qualifying Shareholder or Institutional Shareholder
Entitlement Form	Each personalised form accompanying this Prospectus upon which an Application for New Shares must be made under the Retail Entitlement Offer
Entitlement Offer	The offer of up to approximately 191 million New Shares comprising the Retail Entitlement Offer and the Institutional Entitlement Offer
Full Year Profit Announcement	Appendix 4B (preliminary final report) lodged with ASX on 21 August 2002
Half Year Profit Announcement	Appendix 4B (half yearly report) lodged with ASX
Institutional Entitlement Offer	As described in Section 1.2.2

Institutional Shareholder	Each Shareholder who received (directly or through nominees) an Institutional Entitlement Offer (whether or not they accepted that offer)
Issue Price	The price payable for each of the New Shares under the Entitlement Offer, being $4.20
Joint Lead Managers	Macquarie, Salomon Smith Barney and UBS Warburg acting as joint lead managers and Underwriters
Macquarie	Macquarie Equity Capital Markets Limited (ABN 60 001 374 572)
New Shares	The Shares issued pursuant to the Entitlement Offer
Offer	The Entitlement Offer
Participating Organisation	Has the meaning given in the business rules of ASX
Passenger Yield	Passenger revenue from scheduled operations divided by RPKs
Prospectus	This Prospectus dated 23 August 2002
Qantas	Qantas Airways Limited (ABN 16 009 661 901) and, where the context requires, its Subsidiaries
Qualifying Shareholders	Shareholders as at 5:00pm (AEST) on the Record Date with registered addresses in Australia and New Zealand, other than Institutional Shareholders (and nominees for such Institutional Shareholders, in respect of Shares held for those Institutional Shareholders) and those acting for the account or benefit of US persons, except to the extent that persons who would otherwise be Shareholders hold Shares pursuant to post ex date transactions and Qantas elects to ignore those transactions in determining Shareholders and shareholdings (in the manner described in Section 7.8)
Record Date	23 August 2002
Retail Entitlement Offer	As described in Section 1.2.1
Revenue Seat Factor	Percentage of total passenger capacity actually utilised by paying passengers
RPKs	Revenue Passenger Kilometres – the number of paying passengers carried, multiplied by the number of kilometres flown
Salomon Smith Barney	Salomon Smith Barney Australia Securities Pty Limited (ABN 64 003 114 832)
Section	Refers to a section in this Prospectus
Share	A fully paid ordinary share in Qantas
Shareholders	The persons registered in the register of shareholders as the holders of the Shares from time to time
Subsidiary	Has the meaning given in the Corporations Act
TPA	Trade Practices Act 1974
UBS Warburg	UBS Warburg Australia Limited (ABN 40 008 582 705)
Underwriters	Macquarie, Salomon Smith Barney and UBS Warburg
Underwriting Agreements	The underwriting agreements dated 21 August 2002 and 23 August 2002 between Qantas and the Joint Lead Managers for the underwritten component of the Entitlement Offer
US person	Has the meaning provided in Regulation S under the US Securities Act
US Securities Act	The United States Securities Act of 1933, as amended

Corporate Directory

QANTAS AIRWAYS LIMITED
Registered Office
Qantas Centre
Level 9, Building A
203 Coward Street
Mascot NSW 2020

Telephone: +61 2 9691 3636
Facsimile: +61 2 9691 3339

JOINT LEAD MANAGERS AND UNDERWRITERS
Macquarie Equity Capital Markets Limited
1 Martin Place
Sydney NSW 2000

Salomon Smith Barney Australia Securities Pty Limited
Citigroup Centre
2 Park Street
Sydney NSW 2000

UBS Warburg Australia Limited
Level 25, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

STATUTORY AUDITOR AND ACCOUNTING ADVISER TO QANTAS
KPMG
The KPMG Centre
45 Clarence Street
Sydney NSW 2000

AUSTRALIAN LEGAL ADVISER TO QANTAS
Blake Dawson Waldron
Level 41, Grosvenor Place
225 George Street
Sydney NSW 2000

QANTAS SHARE REGISTRY
Level 8
580 George Street
Sydney NSW 2000

Freecall: 1800 177 747
International: +61 2 8280 7390

QANTAS AIRWAYS LIMITED

ABN 16 009 661 901

This document was signed on behalf of Qantas Airways Limited ABN 16 009 661 901 on 21 August 2002


Brett Johnson (Company Secretary)

PROSPECTUS FOR INSTITUTIONAL ENTITLEMENT OFFER

Joint Lead Managers and Underwriters


MACQUARIE

SALOMON SMITH BARNEY
A member of citigroup


UBS Warburg

Important Information

This Prospectus is dated 21 August 2002 and was lodged with ASIC on that date.

ASIC and ASX take no responsibility for the contents of this Prospectus.

No New Shares will be issued on the basis of this Prospectus later than three months after the date of this Prospectus.

Qantas will apply within seven days after the date of this Prospectus for the grant by ASX of official quotation of the New Shares to be issued under this Prospectus.

No person is authorised to give any information or to make any representation in connection with the Institutional Entitlement Offer, which is not contained in this Prospectus. Any information or representation not contained in this Prospectus may not be relied on as having been authorised by Qantas in connection with the Institutional Entitlement Offer.

This Prospectus does not constitute an offer of, or an invitation to subscribe for, any of the New Shares in any place in which, or to any person to whom, it would be unlawful to make such an offer or invitation.

No action has been taken to register or qualify the New Shares being offered under the Institutional Entitlement Offer or otherwise permit a public offering of the New Shares in any jurisdiction outside Australia and New Zealand.

The Entitlement Offer is being made in New Zealand in accordance with the applicable provisions of the Securities Act 1978 (NZ) and the Securities Act (Overseas Companies) Exemption Notice 1997 (NZ), by virtue of which this Prospectus is not required to be registered in New Zealand.

This Prospectus may not be distributed in the United States and elsewhere outside Australia and New Zealand unless it is attached to, or constitutes part of, an offering memorandum that describes selling restrictions applicable in the United States and other jurisdictions outside Australia and New Zealand.

The New Shares have not been and will not be registered under the US Securities Act and may not be offered or sold in the United States or to, or for the account or benefit of, US persons except pursuant to transactions exempt from, or not subject to, the registration requirements of the US Securities Act and applicable US state securities laws. Any offer, sale or resale of New Shares in the United States by a dealer (whether or not participating in the Entitlement Offer) may violate the registration requirements of the US Securities Act if made prior to 40 days after the date on which New Shares are issued under the Entitlement Offer or if such New Shares were purchased by a dealer under the Entitlement Offer.

In preparing this Prospectus, Qantas did not take into account the investment objectives, financial situation or particular needs of any particular person and before making an investment decision on the basis of this Prospectus, you need to consider, with or without the assistance of a securities adviser, whether the Institutional Entitlement Offer, including the terms and conditions of the Institutional Entitlement Offer and the merits and risks involved, is appropriate in light of your particular investment needs, objectives and financial circumstances.

This document is important and should be read in its entirety. If you are in doubt as to the course you should follow, you should consult your stockbroker, solicitor, accountant or other professional adviser.

All financial amounts shown in this Prospectus are expressed in Australian dollars unless otherwise stated.

Lodged Document

A draft of the prospectus substantially in the form that Qantas proposes to lodge in relation to the Retail Entitlement Offer (the "**Lodged Document**") has been lodged with ASIC. Before lodging that document as a prospectus Qantas will complete certain sections (including those relating to the Issue Price, the size of the Entitlement Offer and the effect of the Entitlement Offer on Qantas) that are not finalised in the Lodged Document. Certain parts of the Lodged Document are taken to be included in this Prospectus in accordance with section 712 of the Corporations Act. If you consider that the information in the Lodged Document that is incorporated into this Prospectus might assist you in making your decision you may obtain a copy free of charge from one of the Joint Lead Managers or from Qantas. A copy of the Lodged Document accompanies this Prospectus.

Definitions and Glossary

Certain key terms and abbreviations used in this Prospectus have defined meanings which are explained in Section 3 of this Prospectus. Other key terms and abbreviations have the defined meanings which are explained in section 8 of the Lodged Document, parts of which are incorporated into this Prospectus as explained in Section 2.

Questions relating to the Institutional Entitlement Offer can be directed to the Joint Lead Managers, your stockbroker or other financial adviser.

SUMMARY OF KEY INVESTMENT ASPECTS

New Share Issue Price	The price, determined by Qantas, after consultation with the Joint Lead Managers, on the basis of bids received in the Bookbuild. The Issue Price will be at least the Underwritten Price.
Basis for determining Institutional Shareholder Entitlement Number of New Shares to be issued under the Institutional Entitlement Offer Amount to be raised under the Institutional Entitlement Offer	To be notified to participants in the Bookbuild by the Joint Lead Managers. The amount to be raised will be at least the Underwritten Amount (the terms of the Underwriting Agreement are summarised in section 7.1 of the Lodged Document which is incorporated in this Prospectus as described in Section 2).

Qantas reserves the right to withdraw or vary the size of the Entitlement Offer and the basis on which Entitlements are determined without prior notice.

INDICATIVE KEY DATES FOR INSTITUTIONAL ENTITLEMENT OFFER

Record Date to determine Entitlement to New Shares	5:00 pm on 23 August 2002
Opening date for Institutional Entitlement Offer (Bookbuild open date)	21 August 2002
Closing date for Institutional Entitlement Offer (Bookbuild close date)	As notified by the Joint Lead Managers
Expected date of settlement (on a DvP basis) of New Shares issued under the Institutional Entitlement Offer	5 September 2002
Expected date of quotation of New Shares under the Institutional Entitlement Offer	9 September 2002

All dates and times referred to are AEST.

These dates are subject to change and are indicative only. Qantas reserves the right to amend this indicative timetable with approval from the Joint Lead Managers.

HOW TO APPLY UNDER THE INSTITUTIONAL ENTITLEMENT OFFER

The Joint Lead Managers will provide Institutional Shareholders and other participants in the Bookbuild with information on how to apply for and confirm any allocation of New Shares under the Institutional Entitlement Offer including eligibility to participate in the Institutional Entitlement Offer and the time by which bids into the Bookbuild must be made. In order to participate in the Institutional Entitlement Offer, participants in the Bookbuild must comply with the directions of the Joint Lead Managers, including as to the form of any document to be used by a participant to confirm acceptance of an allocation of New Shares.

OVERVIEW OF THE INSTITUTIONAL ENTITLEMENT OFFER

Section 1

Purpose of the Entitlement Offer

The proceeds of the Entitlement Offer, after deducting associated costs, will be used by Qantas to support its capital expenditure program and help fund potential investment opportunities that may arise. Further details are set out in those parts of section 3 of the Lodged Document which are incorporated into this Prospectus as explained in Section 2.

Structure of the Entitlement Offer

The Entitlement Offer is structured as:

- the Institutional Entitlement Offer; and
- the Retail Entitlement Offer.

This Prospectus relates to the Institutional Entitlement Offer.

Conduct of the Institutional Entitlement Offer

The Institutional Entitlement Offer will be conducted through the Bookbuild. The Bookbuild is expected to take place from 21 August to 23 August 2002. However, these dates are subject to change and final dates and eligibility to participate will be notified by the Joint Lead Managers to Institutional Shareholders and other participants in the Bookbuild.

The number of New Shares that will be offered under the Institutional Entitlement Offer will be notified to Institutional Shareholders and other participants in the Bookbuild by the Joint Lead Managers. The number of New Shares issued under the Institutional Entitlement Offer will be at least the number determined by dividing the Underwritten Amount by the Issue Price.

Eligibility to participate in the Institutional Entitlement Offer

The Institutional Entitlement Offer is open to persons who are invited by the Joint Lead Managers to participate in the Bookbuild and who are also Shareholders who are believed by the Joint Lead Managers to be exempt investors in accordance with Chapter 6D of the Corporations Act (called "Sophisticated Investors" and "Professional Investors" within the meaning of sections 708(8) and 708(11) respectively of the Corporations Act) (each an "**Institutional Shareholder**").

To the extent that Institutional Shareholders do not take up their Entitlements and Qantas (through the Joint Lead Managers) determines, offers of New Shares may also be made by Qantas during the Bookbuild, to:

- other Institutional Shareholders wishing to subscribe for more than their Entitlement;
- other exempt investors in accordance with Chapter 6D of the Corporations Act; and
- selected Participating Organisations of ASX in Australia (which, in turn, may grant allocations to their clients).

In New Zealand the only persons other than Institutional Shareholders to whom the New Shares may be offered must be persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money within the meaning of section 3(2)(a)(ii) of the Securities Act 1978 (NZ).

Determination of the Issue Price

The Issue Price will be the price determined by Qantas, after consultation with the Joint Lead Managers, on the basis of bids received in the Bookbuild.

The Issue Price will be at least the Underwritten Price.

The Issue Price may not necessarily be the highest price at which bids are submitted during the Bookbuild.

The Issue Price is expected to be announced on 23 August 2002 and will be identical for the Institutional Entitlement Offer and the Retail Entitlement Offer.

Basis for determining Entitlements

The basis for determining Entitlements of Institutional Shareholders will be notified by the Joint Lead Managers to each Institutional Shareholder participating in the Bookbuild.

Entitlement is based on shareholding at the Record Date

An allocation of New Shares to an Institutional Shareholder as notified by the Joint Lead Managers is subject to scaleback if an Institutional Shareholder sells down its shareholding before the Record Date.

Issue of New Shares under the Institutional Entitlement Offer

It is expected that delivery of the New Shares to be issued under the Institutional Entitlement Offer will be made in book entry form through the facilities of CHESS against payment in immediately available funds in Sydney, Australia, on or about 5 September 2002.

Ranking of New Shares

New Shares issued pursuant to this Prospectus will rank equally in all respects with existing Shares. As the New Shares will be issued after the record date for the final dividend for the year ended 30 June 2002, the New Shares will not be entitled to receive the final dividend declared in respect of profits for the year ended 30 June 2002. The rights and liabilities attaching to the New Shares arise from a combination of the constitution of Qantas, statute and general law. The constitution of Qantas can be inspected at the registered office of Qantas during normal business hours.

Listing

Subject to ASX agreeing to official quotation of New Shares, it is expected that trading on ASX of New Shares issued under the Institutional Entitlement Offer will commence on 9 September 2002.

It is the responsibility of each successful participant in the Institutional Entitlement Offer to confirm their holding before trading in New Shares. Successful participants who sell New Shares before they receive their holding statements will do so at their own risk. Qantas and the Joint Lead Managers disclaim all liability, in tort (including negligence), statute or otherwise, to any person who trades New Shares before receiving their holding statement, whether on the basis of a confirmation of allocation provided by Qantas, the Qantas Share Registry, the Joint Lead Managers or otherwise.

Underwriting

The Joint Lead Managers have underwritten the Entitlement Offer to a total of $600 million. The terms of the Underwriting Agreement are summarised in section 7.1 of the Lodged Document which is incorporated into this Prospectus as explained in Section 2.

Nominees

The Institutional Entitlement Offer will be made on or prior to the Record Date, pursuant to a waiver of ASX Listing Rule 7.1, which is explained in section 7.8 of the Lodged Document. section 7.8 of the Lodged Document is incorporated into this Prospectus as explained in Section 2. The waiver sets out, amongst other things, the arrangements for dealing with shareholdings registered in the names of nominees. In particular, a nominee shareholder is treated as a separate Shareholder in respect of Shares held for each of one or more Institutional Shareholders and shares held for persons other than Institutional Shareholders (and accordingly, may receive both Institutional Entitlement Offers in respect of Shares held as nominee for Institutional Shareholders and offers under the Retail Entitlement Offer in respect of Shares held as nominee for other persons). Institutional Entitlement Offers will be treated as being made to the nominee, and therefore to an Institutional Shareholder for whom it holds, even where made directly to the Institutional Shareholder for whom the nominee holds.

Entitlements

Entitlements under the Institutional Entitlement Offer are non-renounceable (which means they cannot be transferred or on-sold) and are based on shareholdings as at 5:00pm (AEST) on the Record Date.

Qantas may, subject to any requirements of ASX, ignore for the purpose of determining Entitlements (both under the Institutional Entitlement Offer and the Retail Entitlement Offer) changes in shareholdings which occur after the announcement of the trading halt in Shares on 20 August 2002 (other than registration of transactions which were effected through SEATS before the announcement) (post ex date transactions). Transactions ignored under this provision are not to be considered in determining Shareholders and shareholdings as at 5:00 pm (AEST) on the Record Date and references to Shareholders and shareholdings are to be read accordingly.

Therefore, if you have acquired Shares in a post ex date transaction you will not be entitled to receive an Entitlement on those Shares.

CHESS

The New Shares will participate from the date of allotment in CHESS, which is operated by a Subsidiary of ASX. They must be held in uncertificated form (that is, no share certificate will be issued) on either the CHESS subregister under sponsorship of a broker or on the issuer-sponsored subregister.

Arrangements can be made at any subsequent time to convert your holding from the issuer-sponsored subregister to the CHESS subregister under sponsorship of a broker or vice versa by contacting the Qantas Share Registry and/or your broker.

Retail Entitlement Offer

Qantas intends to make a separate Retail Entitlement Offer open to Qualifying Shareholders who have not received an offer under the Institutional Entitlement Offer. The Issue Price and the pro-rata entitlement of Qualifying Shareholders under any Retail Entitlement Offer to subscribe for New Shares will be the same as those determined under the Bookbuild for Institutional Shareholders. The Retail Entitlement Offer is not made under this Prospectus.

The Retail Entitlement Offer will not constitute an offer or invitation to:

- any Institutional Shareholder who receives an Institutional Entitlement Offer in respect of their Shares as at 5.00pm (AEST) on the Record Date (whether or not they accepted that offer); or
- a nominee for any such Institutional Shareholder, in respect of Shares held for that Institutional Shareholder.

ADDITIONAL INFORMATION

Section 2

Incorporation by Reference

This Prospectus incorporates by reference certain parts of the Lodged Document. Those parts of the Lodged Document are taken to be included in this Prospectus in accordance with section 712 of the Corporations Act.

The parts of the Lodged Document taken to be included in this Prospectus are sections:

1.4.3	Overseas Shareholders
1.4.4	Qantas Sale Act 1992 – foreign ownership restrictions
1.4.6	Taxation considerations
1.5	British Airways (except for the last sentence)
2	Overview of Qantas
3	Use of Proceeds (except for 3.1 Overview)
4	Financial Information
5	Risk factors
6	Taxation implications
7	Additional information
8	Glossary (in relation only to terms or abbreviations used in this Prospectus that are not defined in Section 3 of this Prospectus)

A copy of the Lodged Document accompanies this Prospectus and Qantas will provide, free of charge, a copy of the Lodged Document to anyone who asks for it during the application period of this Prospectus.

The following is an overview of the material additional information contained in the parts of the Lodged Document that have not been set out in full in this Prospectus:

- details in relation to which jurisdictions this Prospectus constitutes a public offering and restrictions on the distribution of this Prospectus in those jurisdictions in which a public offering is not made (section 1.4.3 of the Lodged Document);

- details in relation to the foreign ownership restrictions contained in the Qantas Sale Act 1992 (section 1.4.4 of the Lodged Document);

- information on taxation considerations relating to investors (sections 1.4.6 and 6 of the Lodged Document);

- details in relation to the ownership of Shares by British Airways and a discussion of British Airways' intentions in respect of the Entitlement Offer (section 1.5 (except the last sentence) of the Lodged Document);

- detailed information in respect of the business of Qantas including its strategy and business profile and details in respect of the Qantas Board and senior management (section 2 of the Lodged Document);

- information in respect of the proposed use of proceeds by Qantas from the Entitlement Offer (section 3 (except section 3.1) of the Lodged Document);

- details in respect of historical financial information of Qantas, its outlook and dividend policy (section 4 of the Lodged Document);

- details relating to the risks associated with an investment in New Shares (section 5 of the Lodged Document);

- a summary of the key terms of the Underwriting Agreement entered into between Qantas and the Joint Lead Managers (section 7.1 of the Lodged Document);

- details in relation to the reporting obligations and the availability of documents lodged with ASIC (sections 7.2, 7.3 and 7.4 of the Lodged Document);

- a description of consents obtained from experts and other persons named in this Prospectus (section 7.5 of the Lodged Document);

- a description of the interests of advisers to Qantas in the Offer and in the formation and promotion of Qantas (section 7.6 of the Lodged Document);

- a description of the interests of Directors of Qantas in the Offer and in the formation and promotion of Qantas (section 7.7 of the Lodged Document);

- details in relation to waivers received from ASX (section 7.8 of the Lodged Document);

- a description of the consents of the Directors of Qantas to the lodgement of this Prospectus with ASIC (section 7.9 of the Lodged Document); and

- a glossary of the terms used in this Prospectus (section 8 of the Lodged Document (in relation only to those terms or abbreviations used in this Prospectus and not defined in Section 3 of this Prospectus)).

Timetable

Indicative key dates for the Institutional Entitlement Offer are set out at the front of this Prospectus but actual dates will be notified by the Joint Lead Managers.

Consents to Lodgement

Each Director has consented to the lodgement with ASIC of this Prospectus and has not withdrawn his or her consent prior to lodgement. Other consents are described in section 7.5 of the Lodged Document which is incorporated in this Prospectus as explained in Section 2. Each person named in section 7.5 of the Lodged Document has consented to be named in this Prospectus in the form and context in which it is named.

GLOSSARY

Section 3

Certain key terms and abbreviations used in this Prospectus have defined meanings which are explained below. If a term or abbreviation used in this Prospectus is not defined below it has the defined meaning explained in section 8 of the Lodged Document.

Bookbuild

The bookbuild process conducted by the Joint Lead Managers as part of the Institutional Entitlement Offer. Except to the extent Qantas otherwise determines, under the bookbuild, participants:

(a) who are Institutional Shareholders will be offered their pro-rata Entitlements and asked to indicate the price(s), (and if they wish, indicate different prices), at which they would take up their Entitlement or nominated numbers of New Shares which could be more or less than their Entitlement; and

(b) who are not Institutional Shareholders will be asked to bid for New Shares and asked to indicate the price(s), (and if they wish, indicate different prices), at which they would take up those nominated numbers of New Shares

Entitlement

The entitlement of an Institutional Shareholder to subscribe for a specified number of New Shares as against a specified number of Shares held at 5:00 pm (AEST) on the Record Date by that Institutional Shareholder, which ratio is notified to Institutional Shareholders by the Joint Lead Managers

Entitlement Offer

The offer of New Shares comprising the Institutional Entitlement Offer under this Prospectus and the proposed Retail Entitlement Offer

Institutional Entitlement Offer

The offer of New Shares described in Section 1 of this Prospectus

Institutional Shareholder

Has the meaning given in Section 1 of this Prospectus

Issue Price

The price per New Share issued under the Institutional Entitlement Offer being the price determined by Qantas, after consultation with the Joint Lead Managers, on the basis of bids received in the Bookbuild

Lodged Document

The document lodged with ASIC on 21 August 2002 pursuant to section 712 of the Corporations Act, parts of which are incorporated by reference into this Prospectus as described in Section 2

Prospectus

This prospectus dated 21 August 2002

Record Date

23 August 2002

Retail Entitlement Offer

The proposed offer by Qantas described in Section 1 of this Prospectus under "Retail Entitlement Offer"

Underwritten Amount

$600 million

Underwritten Price

$4.10 per New Share

Corporate Directory

QANTAS AIRWAYS LIMITED
Registered Office
Qantas Centre
Level 9, Building A
203 Coward Street
Mascot NSW 2020

Telephone: +61 2 9691 3636
Facsimile: +61 2 9691 3339

JOINT LEAD MANAGERS AND UNDERWRITERS

Macquarie Equity Capital
Markets Limited
1 Martin Place
Sydney NSW 2000

Salomon Smith Barney Australia
Securities Pty Limited
Citigroup Centre
2 Park Street
Sydney NSW 2000

UBS Warburg Australia Limited
Level 25, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

ACCOUNTING ADVISER TO QANTAS
KPMG
The KPMG Centre
45 Clarence Street
Sydney NSW 2000

AUSTRALIAN LEGAL ADVISER TO QANTAS
Blake Dawson Waldron
Level 41, Grosvenor Place
225 George Street
Sydney NSW 2000

QANTAS SHARE REGISTRY
Level 8
580 George Street
Sydney NSW 2000

Freecall: 1800 177 747
International: +61 2 8280 7390

ASIC registered agent number 115
lodging party or agent name Stephen Heesh
office, level business name or PO Box no. Level 9 Building A Qantas Centre
street number & name 203 Coward Street
suburb/city Mascot state/territory NSW postcode 2020
telephone (02) 9691 3875
facsimile (02) 9691 3339
DX number suburb/city



ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐



Australian Securities & Investments Commission

Notification of

change to officeholders

form **304**

Corporations Act 2001

205B & 601CV(1)

corporation name Qantas Airways Limited

ACN or ARBN 009 661 901

New appointment

Give details below of the person(s) who have consented in writing to become a director and/or secretary of the company. A public company must have a minimum of 3 directors (2 resident in Australia) and 1 secretary (resident in Australia). A proprietary company must have a minimum of 1 director (resident in Australia). The office of secretary is optional, but if appointed one must reside in Australia.

family name Anderson **given names** Paul Milton
former names
residential address 27 Irving Road
suburb/city Toorak state/territory Vic postcode 3142
country (if not Australia)
date of birth (d/m/y) 01/ 04 /1945 place of birth (town/city) Richland WA (state/country) USA
office held & date appointed ☒ director 02/ 09 / 2002 ☐ secretary / /
alternate director ☐ alternate for : effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name **given names**
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)
office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name **given names**
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)
office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

Ceasing to hold office

family name **given names**
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held ☐ director ☐ secretary ☐ alternate director for:

family name **given names**
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held ☐ director ☐ secretary ☐ alternate director for:

family name **given names**
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held ☐ director ☐ secretary ☐ alternate director for:

Change of name or address of officeholder

family name (previously notified) **given names**
date of birth (d/m/y) / / Is this person also an **alternate director**? ☐ (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name
suburb/city state/territory postcode
country (if not Australia) date of change (d/m/y) / /

family name (previously notified) **given names**
date of birth (d/m/y) / / Is this person also an **alternate director**? ☐ (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name
suburb/city state/territory postcode
country (if not Australia) date of change (d/m/y) / /

NB: If insufficient space, set out details in an annexure - Annexures must conform to requirements. (Refer Guide)

Signature

I certify that the information in this form is true and correct.

print name Brett Stuart Johnson capacity Secretary



sign here date 05 / 09 /2002

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

ASIC registered agent number 115
lodging party or agent name Stephen Heesh
office, level, building name or PO Box no. Level 9 Building A Qantas Centre
street number & name 203 Coward Street
suburb/city Mascot state/territory NSW postcode 2020
telephone (02) 9691 3875
facsimile (02) 9691 3339
DX number suburb/city



ASS. CASH. PROC. REQ-A REQ-P



Australian Securities & Investments Commission

Notification of
share issue

form **207**
Corporations Act 2001
254X(1)

company name Qantas Airways Limited
A.C.N. 009 661 901

Details of the issue

date of issue (d/m/y) 05 / 09 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	Ordinary

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	142,478,816	$4.20	

1. Have all shares been issued for cash only? Yes [X] No [ ]
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes [ ] No [ ]
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name Brett Stuart Johnson capacity Secretary

sign here [signature] date 06 / 09 / 2002


QANTAS

27 September 2002

[Preferred Name] [Surname]
[Orgunit]
[OCS] [Mailbox]

Dear [Preferred Name]

Qantas Profitshare Scheme (QPS) – 2002 Grant

As you were advised on 21 August 2002, I am pleased to announce that the Board of Qantas has approved a grant of $1,000 worth of bonus shares to each Eligible Employee in recognition of the outstanding efforts made by staff in challenging conditions during the 2001/2002 financial year.

The new bonus shares will be allotted on 16 October 2002 to Eligible Employees employed before 1 January 2002 and still employed on the allotment date. As you received bonus shares in December 2001, you do not need to take any action to receive the 2002 grant.

Any questions about the QPS should be referred to your Human Resources Manager.

As a previous QPS participant, you have already received the Rules and Terms & Conditions of the QPS. If you require another copy of the Terms & Conditions please contact the Qantas Share Registry on 1800 177 747. The Registry will provide you with a copy of the Terms & Conditions free of charge within a reasonable period. Further information is provided on the Qantas Intranet.

Bonus shares acquired under the QPS will be issued at a price equivalent to the volume weighted average price (VWAP) of all Qantas shares traded on the ASX during the five trading days up to and including the date of allotment (16 October 2002). The closing price of Qantas shares on 29 August 2002 was $4.30. The VWAP for the five business days up to and including 29 August 2002 was $4.39. If, during the offer period, you require the current market price of Qantas shares or the VWAP (updated as at the date of your request), please contact the Registry. The Registry will provide you with this information within a reasonable period.

If you have recently changed your address, please send written advice to:

Qantas Share Registry
Level 8, 580 George Street
SYDNEY NSW 2000
AUSTRALIA

I join with Board members in expressing thanks to all staff for your contribution over the 2001/2002 financial year and your continued support in the year ahead.

Yours sincerely

Kevin Brown

KEVIN BROWN
EGM Human Resources

Signed for the purposes of s 351 of the Corporations Act:

Brett Johnson
Company Secretary


QANTAS

26 September 2002

[Preferred Name] [Surname]
[Home Address]

Dear [Preferred Name]

Qantas Profitshare Scheme (QPS) – 2002 Grant

As you were advised on 21 August 2002, I am pleased to announce that the Board of Qantas has approved a grant of $1,000 worth of bonus shares to each Eligible Employee in recognition of the outstanding efforts made by staff in challenging conditions during the 2001/2002 financial year.

On behalf of the Board, I invite you to become a Qantas shareholder and participate in the QPS. Enclosed for your information are the Rules and Terms & Conditions of the QPS. Further information is provided on the Qantas Intranet.

To accept this invitation, you must complete, sign and return the enclosed Acknowledgment Form by 9 October 2002. If your Acknowledgment Form is received after that date you will not be eligible to participate in the 2002 bonus grant. Forms received after 9 October 2002 will be valid for any subsequent grants approved by the Qantas Board under the QPS.

The new bonus shares will be issued on 16 October 2002 to Eligible Employees employed before 1 January 2002 and still employed on the allotment date.

Bonus shares acquired under the QPS will be issued at a price equivalent to the volume weighted average price (VWAP) of all Qantas shares traded on the ASX during the five trading days up to and including the date of allotment (16 October 2002). The closing price of Qantas shares on 29 August 2002 was $4.30. The VWAP for the five business days up to and including 29 August 2002 was $4.39. If, during the offer period, you require the current market price of Qantas shares or the VWAP (updated as at the date of your request), please contact the Registry. The Registry will provide you with this information within a reasonable period.

If you decide to accept this offer, no payment to Qantas is required by you for the shares or any costs associated with the grant of the shares.

Any questions about the QPS should be referred to your Human Resources Manager.

I join with Board members in expressing thanks to all staff for your contribution over the 2001/2002 financial year and your continued support in the year ahead.

Yours sincerely

Kevin Brown

KEVIN BROWN
EGM Human Resources

Signed for the purposes of s 351 of the Corporations Act.

Brett Johnson
Company Secretary
4/10/02



Qantas Airways Limited
ABN 16 009 661 901
Qantas Share Registry
Level 8, 580 George Street, Sydney, NSW, 2000
Locked Bag A14, Sydney South, NSW, 1232
Telephone: 1800 177 747
International: 61 2 8280 7390
Facsimile: 02 9261 8489
Email: registry@qantas.com
Website: www.qantas.com

[Given Names] [Surname]
[Home Address]

QANTAS PROFITSHARE SCHEME ACKNOWLEDGMENT FORM

I have read and understand the Terms and Conditions of the Qantas Profitshare Scheme (QPS) and agree to be bound by them.

I consent to becoming a shareholder of Qantas Airways Limited and agree to hold any shares I receive under the QPS subject to the Constitution of Qantas Airways Limited.

Signature

Date

New Address
(only required if address above is incorrect)

Tax File Number/Exemption Details
Please enter your tax file number (TFN). Collection of TFNs is authorised by taxation laws. Quotation of your TFN is not compulsory and will not effect your application. However, if you do not provide your TFN, Qantas is required by law to deduct tax from dividends and other distributions at the highest marginal tax rate.



Signed for the
purposes of s 351
of the Corporations
Act:
Brett Johnson
Company Secretary
4/10/02

You need to formally accept this invitation to participate in the QPS before you can receive any bonus shares

TO ACCEPT THIS INVITATION, YOU MUST COMPLETE, SIGN AND RETURN THIS ACKNOWLEDGMENT FORM NO LATER THAN 9 OCTOBER 2002. If your Acknowledgment Form is received after that date you will not be eligible to participate in any grant for the 2001/2002 financial year. Forms received after 9 October 2002 will be valid for any subsequent grants approved by the Qantas Board under the QPS.
Please return the signed Form to the Qantas Share Registry at Level 8, 580 George Street, Sydney, NSW, 2000 in the enclosed reply paid envelope or fax it to (02) 9261 8489.

We advise that the *Corporations Act* requires information about you as a security holder (including your name, address and details of the securities you hold) to be included in the share register of Qantas. If some or all of the information is not collected, it might not be possible to administer your security holding. Information must continue to be included in the share register if you cease to be a security holder. Information in the share register is available for inspection by you and the public (upon payment of a fee) as permitted under the *Corporations Act*. These obligations are not altered by the *Privacy Amendment (Private Sector) Act*. The information is collected by the Qantas Share Registry, ASX Perpetual Registrars Limited and may also be disclosed to regulatory bodies (such as the Australian Taxation Office), print service providers and mail houses. Our privacy policy is available on our website at www.qantas.com.


QANTAS

PROFITSHARE SCHEME

RULES AND
TERMS & CONDITIONS
EFFECTIVE SEPTEMBER 2000

Qantas Airways Limited
ABN 16 009 661 901

Signed for the purposes of s 351 of the Corporations Act:



Brett Johnson

ASIC registered agent number 115
lodging party or agent name Kathryn Loader
office, level, building name or PO Box no. Qantas Centre Level 9 Building A
street number & name 203 Coward Street
suburb/city Mascot state/territory NSW postcode 2020
telephone (02) 9691 3488
facsimile (02) 9691 3339
DX number suburb/city


ASS.
CASH.
PROC.
REQ-A
REQ-P



Australian Securities & Investments Commission

form **207**

Notification of
share issue

Corporations Act 2001
254X(1)

company name Qantas Airways Limited
A.C.N. 009 661 901

Details of the issue

date of issue (d/m/y) 02 / 10 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	Ordinary Shares

If you are listing any of the common classes of shares shown below, show only the class code.
If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	14,068,609	$3.9624	

1. Have all shares been issued for cash only? Yes [X] No [ ]
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes [ ] No [ ]
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name Brett Stuart Johnson capacity Secretary

sign here [signature] date 04 / 10 / 2002

ASIC registered agent number 115
lodging party or agent name Kathryn Loader
office, level building name or PO Box no. Level 9 Building A Qantas Centre
street number & name 203 Coward Street
suburb/city Mascot state/territory NSW postcode 2020
telephone (02) 9691 3488
facsimile (02) 9691 3339
DX number suburb/city

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐



Australian Securities & Investments Commission

Notification of
share issue

form **207**

Corporations Act 2001
254X(1)

company name Qantas Airways Limited
A.C.N. 009 661 901

Details of the issue

date of issue (d/m/y) 16 / 10 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	Ordinary

If you are listing any of the common classes of shares shown below, show only the class code.
If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	8,003,814	Nil	Nil

1. Have all shares been issued for cash only? Yes ☐ No ☒
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No ☒
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name Brett Stuart Johnson capacity Secretary

sign here [signature] date 6 / 11 / 2002

ASIC registered agent number 115
lodging party or agent name Kathryn Loader
office, level, building name or PO Box no. Level 9 Building A Qantas Centre
street number & name 203 Coward Street
suburb/city Mascot state/territory NSW postcode 2020
telephone (02)9691 3488
facsimile (02)9691 3339
DX number suburb/city

A BARCODE IS NOT REQUIRED ON THIS DOCUMENT

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐



Australian Securities & Investments Commission

Notification of

details of shares issued other than for cash

form **208**

Corporations Act 2001
117(2), 163(3), 254X(1), 601BC(2)

company name Qantas Airways Limited
A.C.N. 009 661 901

Details of the shares issued

class code	total number of shares issued	date of issue (d/m/y)
ORD	8,003,814	16/10/2002

class code	total number of shares issued	date of issue (d/m/y)

class code	total number of shares issued	date of issue (d/m/y)

Details of the issue

(Tick the boxes which apply and fill in the details required.)

☐ **The issue was made under a contract not reduced to writing.**

date of the contract (d/m/y) / /
parties to the contract
nature of the contract

☐ **The issue was made under written contract.**

date of the contract (d/m/y) / /
parties to the contract
nature of the contract

☒ **The issue was made under a provision in the company's constitution / replaceable rules.**

relevant clauses in constitution **and/or** replaceable rules: Clause 2.11 of the Qantas Airways Limited Constitution - Employee Share Plans

☐ The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders.

or

☐ The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled.

date of relevant resolution or authority (d/m/y) / /

summary of the provisions of the relevant resolution or other authority

☐ The issue was made in satisfaction or part satisfaction of the purchase price of property.

details of the property:

amount paid in cash	$
amount deemed as paid in shares issued	$
amount of debt released or liabilities assumed (including mortgages on the property)	$
TOTAL purchase price	$

☐ The issue was made in consideration of services rendered or any other consideration not mentioned above.

details:

Signature

I certify that the information in this form is true and complete.

print name Brett Stuart Johnson Secretary capacity

sign here  6/11/2002

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

ASIC registered agent number 115
lodging party or agent name Kathryn Loader
office, level, building name or PO Box no. Level 9 Building A Qantas Centre
street number & name 203 Coward Street
suburb/city Mascot state/territory NSW postcode 2020
telephone (02) 9691 3488
facsimile (02) 9691 3339
DX number suburb/city

ASS. CASH. PROC. REQ-A REQ-P



Australian Securities & Investments Commission

Notification of
share issue

form **207**

Corporations Act 2001
254X(1)

company name Qantas Airways Limited
A.C.N. 009 661 901

Details of the issue

date of issue (d/m/y) 10 / 10 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	Ordinary

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	28,370,733	$4.20	Nil

1. *Have all shares been issued for cash only?* Yes [X] No [ ]
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes [ ] No [ ]
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name Brett Stuart Johnson capacity Secretary

sign here [signature] date 6 / 11 / 2002

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

General Counsel and
Company Secretary
Brett Johnson


QANTAS

→ ASIC ✓
→ JLS ✓
(DSP file)

9 December 2002

Australian Securities & Investment Commission
Level 18
No.1 Martin Place
SYDNEY NSW 2000

Dear Sir

Qantas Deferred Share Plan – 2002 Offer

In accordance with Class Order 02/220 (as amended by Class Order 02/255), please find attached the documentation which was provided to Eligible Employees in relation to the offer of shares under the Qantas Deferred Share Plan (DSP) on Tuesday 4 December 2002.

Eligible Employees were provided with a package which contained the following documents:

1. DSP Participant Information
2. DSP Offer Document
3. Qantas Executive Bonus Scheme Participant Information
4. Qantas Bonus Sacrifice Election Form

In addition to these documents, the DSP Terms and Conditions and "The New Compensation Strategy" powerpoint presentation is available to Eligible Employees on the Qantas Intranet site.

Yours sincerely

Brett Johnson
General Counsel & Company Secretary

Enclosures:

DSP Terms and Conditions
DSP Participant Information
DSP Offer Document
Qantas Executive Bonus Scheme Participant Information
Qantas Bonus Sacrifice Election Form
The New Compensation Strategy powerpoint presentation

SIGNED FOR THE PURPOSES OF SECTION 351 OF THE CORPORATIONS ACT 2001:



9 December 2002

BRETT JOHNSON
COMPANY SECRETARY
QANTAS AIRWAYS LIMITED (ABN 16 009 661 901)

Qantas Executive Bonus Scheme

Participant Information

December 2002

THE NEW COMPENSATION STRATEGY

December 2002


QANTAS

SIGNED FOR THE PURPOSES OF SECTION 351 OF THE CORPORATIONS ACT 2001:

9 December 2002

BRETT JOHNSON
COMPANY SECRETARY
QANTAS AIRWAYS LIMITED (ABN 16 009 661 901)

SIGNED FOR THE PURPOSES OF SECTION 351 OF THE CORPORATIONS ACT 2001:



9 December 2002

BRETT JOHNSON
COMPANY SECRETARY
QANTAS AIRWAYS LIMITED (ABN 16 009 661 901)

Qantas Bonus Sacrifice

Election Form

December 2002

SIGNED FOR THE PURPOSES OF SECTION 351 OF THE CORPORATIONS ACT 2001:



9 December 2002

BRETT JOHNSON
COMPANY SECRETARY
QANTAS AIRWAYS LIMITED (ABN 16 009 661 901)

Qantas Deferred Share Plan

Offer Document

December 2002

SIGNED FOR THE PURPOSES OF SECTION 351 OF THE CORPORATIONS ACT 2001:



9 December 2002

BRETT JOHNSON
COMPANY SECRETARY
QANTAS AIRWAYS LIMITED (ABN 16 009 661 901)

Qantas Deferred Share Plan

Participant Information

December 2002

SIGNED FOR THE PURPOSES OF SECTION 351 OF THE CORPORATIONS ACT 2001:



9 December 2002

BRETT JOHNSON
COMPANY SECRETARY
QANTAS AIRWAYS LIMITED (ABN 16 009 661 901)

QANTAS
DEFERRED SHARE PLAN

TERMS & CONDITIONS

Tabled and approved at the Annual General Meeting of Qantas Airways Limited on 17 October 2002

Margaret Jackson
Chairman

ASIC registered agent number 115
lodging party or agent name HEESH, STEVE
QANTAS AIRWAYS LIMITED
address LEVEL 9 BUILDING A
203 COWARD STREET
MASCOT NSW 2020

DX number and location
Telephone Facsimile





Biller Code 17301
Reference Number:
2290096619015

This part to be completed by Special Purpose Companies only - *refer to Guide for information about special purpose companies*
Please indicate if the company is one of the following:

- [ ] Superannuation Trustee Company
- [ ] Home Unit Company
- [ ] Non-Profit Company

If you employ less than 20 persons please provide an estimate of the time taken to complete this form. Include all time spent to read the instructions and provide the information. ____hrs ____mins



Australian Securities and Investments Commission

Annual Return of a company

form **316**

Corporations Act 2001
Sections 345, 346, 347, 348

Declaration and Signature

A. I declare that the information given on this Annual Return of 8 pages and any annexures is/are complete and correct at the date of signing.

~~B. *I declare that within the period of one month prior to lodgement of this return the directors of the company~~
~~[ ] have~~
~~[ ] have not (Please tick applicable box)~~
~~resolved that they are of the opinion that there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.~~

NOTE*: Declaration (B) should be struck out entirely if the company has lodged a financial report with ASIC within the 12 month period of the date of lodging this return

Print name Brett Stuart Johnson Capacity Secretary

DATE 15/1/2003 **SIGN HERE** →

This declaration must be **completed, signed and dated** by a current director or secretary of the company.

PLEASE READ THE GUIDE TO THE ANNUAL RETURN BEFORE COMPLETING THE RETURN

1 Company Name QANTAS AIRWAYS LIMITED

Australian Company Number 009 661 901

2 Annual Return Year 2002

3 Registered Office

QANTAS CENTRE
BLD A LEVEL 9
203 COWARD STREET
MASCOT NSW 2020

New Registered Office Address

Date of Change / /
Tick box if ASIC previously notified [ ]

Does the company occupy the premises specified as the address of the registered office? yes [✓] no [ ]
if no, name of occupier ....

Has the occupier of the premises consented in writing to the use of the specified address as the address of the registered office of the company and not withdrawn that consent? yes [ ] no [ ]

4 Principal Place of Business

QANTAS CENTRE BUILDING
203 COWARD STREET
MASCOT NSW 2020

New Principal Place of Business

Date of Change / /
Tick box if ASIC previously notified [ ]

Date: 14/09/2002 Print number: 5140

5 Ultimate Holding Company

Name ______________________

If registered in Australia, show ACN or ARBN ______________

If not registered in Australia, Show country of incorporation or formation ______________

6 Company Officers

Carefully check all pre-printed details. If changes are necessary, draw a line through any incorrect details. Show the correct information in the space next to the incorrect details. The following information is required for all company officers. Each item must appear on a separate line. 1. Family name and all given names in full. (Initials are not acceptable) 2. Unit, floor, building name, street number and name. 3. Suburb/city, state and postcode.	The address for company officers should be the usual residential address unless otherwise provided under s205D. 4. If born in Australia - date of birth and city/town and state of birth. If not born in Australia - date of birth and city/town and country of birth. 5. Office held and date of appointment. For alternate directors, also include the director/s for whom they are alternate, the cessation date/s if known, and the terms of agreement. The cessation date/s can be future date/s.	**Changes** If changing an officer's name or address, **include the date the change occurred.** If adding or ceasing an officer, **show the date of appointment, cessation or resignation.** If ASIC has already been notified of the changes, show the details again and tick the box. See "How to Show Changes" on the guide.

Please tick if ASIC previously notified

CODD, MICHAEL HENRY
RMB 35A MONARO HIGHWAY
WILLIAMSDALE NSW 2620
26/12/1939 HARVEY WA
DIRECTOR 16/01/1992

Change of name Date of change / / ☐
Change of address Date of change / / ☐
Cease Date / / ☐

DIXON, GEOFFREY JAMES
203 COWARD STREET
MASCOT NSW 2020
21/12/1939 WAGGA WAGGA NSW
DIRECTOR 01/08/2000

Change of name Date of change / / ☐
Change of address Date of change / / ☐
Cease Date / / ☐

EASTWOOD, TREVOR RAYMOND
10 BELLEVUE TERRACE
WEST PERTH WA 6005
29/03/1942 PERTH WA
DIRECTOR 18/10/1995

Change of name Date of change / / ☐
Change of address Date of change / / ☐
Cease Date / / ☐

GREGG, PETER ALLAN
203 COWARD STREET
MASCOT NSW 2020
24/02/1955 BRISBANE QLD
DIRECTOR 13/09/2000

Change of name Date of change / / ☐
Change of address Date of change / / ☐
Cease Date / / ☐

HEESH, STEPHEN FRANCIS
25 HENSON STREET
BRIGHTON-LE-SANDS NSW 2216
04/02/1948 SYDNEY. NSW
SECRETARY 22/07/1981

Change of name Date of change / / ☐
Change of address Date of change / / ☐
Cease Date / / ☐

Date: 14/09/2002 Print number: 5140

Officer			
JACKSON, MARGARET ANNE '14 FLOOR' 50 FRANKLIN STREET MELBOURNE VIC 3000 17/03/1953 WARRAGUL VIC DIRECTOR 01/07/1992	Change of name	Date of change / /	☐
	Change of address	Date of change / /	☐
	Cease Date / /		☐
JOHNSON, BRETT STUART 46 REDNAL STREET MONA VALE NSW 2103 30/12/1957 SYDNEY NSW SECRETARY 03/07/1995	Change of name	Date of change / /	☐
	Change of address	Date of change / /	☐
	Cease Date / /		☐
KENNEDY, JAMES JOSEPH 16 LEURA TERRACE HAWTHORNE QLD 4171 08/04/1934 COLLINSVILLE QLD DIRECTOR 18/10/1995	Change of name	Date of change / /	☐
	Change of address	Date of change / /	☐
	Cease Date / /		☐
KENNEDY, TREVOR JOHN 15 ELAMANG AVENUE KIRRIBILLI NSW 2061 24/06/1942 PERTH WA DIRECTOR 14/04/1994	Change of name	Date of change / /	☐
	Change of address	Date of change / /	☐
	Cease Date / /		☐
MAYNARD, ROGER PAUL 43 ROSEBANK HOLYPORT RD FULHAM SW6 6LQ UNITED KINGDOM 10/02/1943 BERKHAMSTEAD UNITED KINGDOM DIRECTOR 10/03/1993	Change of name	Date of change / /	☐
	Change of address	Date of change / /	☐
	Cease Date / /		☐
SCHUBERT, JOHN MICHAEL OBSERVATORY TOWER 168 KENT STREET SYDNEY NSW 2000 11/12/1942 ADELAIDE SA DIRECTOR 23/10/2000	Change of name	Date of change / /	☐
	Change of address	Date of change / /	☐
	Cease Date / /		☐

Date: 14/09/2002 Print number: 5140

6 Company Officers (continued)

TAIT, NICKLEBY ROBIN DUNCAN	Change of name	Date of change / /	☐
	Change of address	Date of change / /	☐

29 THE PARAPET
CASTLECRAG NSW 2068
12/04/1939 COLOMBO SRI LANKA
DIRECTOR 10/03/1993

Cease Date / / ☐

**** Please add any new officeholders below line with dates of appointment ****

Anderson, Paul Milton
27 Irving Road
Toorak Vic 3142
01/04/1945 Richland Wa USA
Director 02/09/2002

Items 7 & 8 must be completed by all companies limited by shares

7 Issued Shares and Options

Class Code	Description - full title of share
ORD	ORDINARY SHARES

	SHARES			OPTIONS
Class Code	Total No. issued	Total Amount Paid	Total Amount Unpaid	Number of Unissued Shares subject to options
ORD	~~1551524265~~	0.00	0.00	
	1,756,780,729			

8 List of Members (Shareholders)

Apart from companies limited by guarantee only, and some transferring financial institutions, all companies are required to provide the details of the top 20 members of each class.
Provide the ACN or ARBN of the member, if applicable.

If the details of the members were recorded on the ASIC database from the Annual Return these details will be printed below. Add full details of any new members after the printed information.

If the member details for the listed shares have ceased or changed, draw a line through the name and address and show the new information next to the printed information.

A member who holds shares on behalf of another person or corporation **is not the beneficial owner** of the shares (show 'N')

Member's full name & address OR executor's/trustee's full name & address	Class code (from item 7)	Total No. of shares held	Are shares fully paid? (Y/N)	Are shares beneficially owned (Y/N)
BRITISH AIRWAYS INVESTMENTS (AUSTRALIA) PTY LIMITED A.C.N./A.R.B.N: 058 440 001 'AAP CENTRE' LEVEL 19 259 GEORGE STREET SYDNEY NSW 2000	ORD	332588055	Y	Y
NATIONAL NOMINEES LIMITED A.C.N./A.R.B.N: 004 278 899 GPO BOX 1406M MELBOURNE VIC 3001	ORD	105497388	Y	N
WESTPAC CUSTODIAN NOMINEES LIMITED A.C.N./A.R.B.N: 002 861 565 50 PITT STREET SYDNEY NSW 2000	ORD	78693087	Y	N
AMP LIFE LIMITED A.C.N./A.R.B.N: 079 300 379 PO BOX R209 ROYAL EXCHANGE NSW 1225	ORD	25502538	Y	N

8 List of Members (Shareholders) (continued)

Apart from companies limited by guarantee only, and some transferring financial institutions, all companies are required to provide the details of the top 20 members of each class.
Provide the ACN or ARBN of the member if applicable.

If details of the members were recorded on the ASIC database from the Annual Return these details will be printed below. Add full details of any new members after the printed information.

If the member details for the listed shares have ceased or changed, draw a line through the name and address and show the new information next to the printed information.

A member who holds shares on behalf of another person or corporation **is not the beneficial owner** of the shares (show 'N')

Member's full name & address OR executor's/trustee's full name & address	Class Code (from item 7)	Total No. of shares held	Are shares fully paid? (Y/N)	Are shares beneficially owned (Y/N)
QUEENSLAND INVESTMENT CORPORATION A.C.N./A.R.B.N: ____________ GPO BOX 2242 BRISBANE QLD 4001	ORD	10670888	Y	N
MLC LIMITED A.C.N./A.R.B.N: 000 000 402 C/- WESTPAC CUSTODIAN NOMINEES 50 PITT STREET SYDNEY NSW 2000	ORD	10976522	Y	N
CITICORP NOMINEES PTY LTD A.C.N./A.R.B.N: 000 809 030 GPO BOX 764G MELBOURNE VIC 3001	ORD	17454211	Y	N
COMMONWEALTH CUSTODIAL SERVICES LIMITED A.C.N./A.R.B.N: 000 485 487 GPO BOX 4122 SYDNEY NSW 2001	ORD	28152320	Y	N
ANZ NOMINEES LIMITED A.C.N./A.R.B.N: 005 357 568 GPO BOX 2842AA MELBOURNE VIC 3001	ORD	18589818	Y	N
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED A.C.N./A.R.B.N: 003 094 568 GPO BOX 5302 SYDNEY NSW 2001	ORD	11469106	Y	N
CSS BOARD A.C.N./A.R.B.N: ____________ CHASE MANHATTAN NOMINEES LIMITED LOCKED BAG 7 SYDNEY NSW 2001	ORD	4050167	Y	N

Date: 14/09/2002 Print number: 5140

8 List of Members (Shareholders) (continued)

Apart from companies limited by guarantee only, and some transferring financial institutions, all companies are required to provide the details of the top 20 members of each class.
Provide the ACN or ARBN of the member if applicable.

If details of the members were recorded on the ASIC database from the Annual Return these details will be printed below. Add full details of any new members after the printed information.

If the member details for the listed shares have ceased or changed, draw a line through the name and address and show the new information next to the printed information.

A member who holds shares on behalf of another person or corporation **is not the beneficial owner** of the shares (show 'N')

Member's full name & address OR executor's/trustee's full name & address	Class Code (from item 7)	Total No. of shares held	Are shares fully paid? (Y/N)	Are shares beneficially owned (Y/N)
GOVERNMENT SUPERANNUATION OFFICE (A/C STATE SUPER FUND) A.C.N./A.R.B.N: __________ C/- NATIONAL NOMINEES LTD GPO BOX 1406M MELBOURNE VIC 3001	ORD	7014229	Y	N
VICTORIAN WORKCOVER AUTHORITY A.C.N./A.R.B.N: __________ C/- NATIONAL NOMINEES LTD GPO BOX 1406M MELBOURNE VIC 3001	ORD	5060776	Y	N

****** Please add any new members under this line. ******

REFER ANNEXURE 'A'

Date: 14/09/2002 Print number: 5140

8 List of Members (Shareholders) (continued)

Apart from companies limited by guarantee only, and some transferring financial institutions, all companies are required to provide the details of the top 20 members of each class.
Provide the ACN or ARBN of the member if applicable.

If details of the members were recorded on the ASIC database from the Annual Return these details will be printed below. Add full details of any new members after the printed information.

If the member details for the listed shares have ceased or changed, draw a line through the name and address and show the new information next to the printed information.

A member who holds shares on behalf of another person or corporation **is not the beneficial owner** of the shares (show 'N')

Member's full name & address OR executor's/trustee's full name & address	Class Code (from item 7)	Total No. of shares held	Are shares fully paid? (Y/N)	Are shares beneficially owned (Y/N)
J.P. MORGAN NOMINEES AUSTRALIA LIMITED A.C.N./A.R.B.N: 002 899 961 LOCKED BAG 7 SYDNEY NSW 2001	ORD	237495874	Y	N
RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED A.C.N./A.R.B.N: 097 125 123 GPO BOX 5430 SYDNEY NSW 2001	ORD	82162894	Y	N
BANKERS TRUST A.C.N./A.R.B.N: ____________ JP MORGAN CUSTODIAL SERVICES PTY LTD PO BOX 299 MELROSE PARK SA 5039	ORD	20594417	Y	N
ING LIFE LIMITED A.C.N./A.R.B.N: 009 657 176 LEVEL 12 347 KENT STREET SYDNEY NSW 2000	ORD	18322988	Y	N
NRMA NOMINEES PTY LIMITED A.C.N./A.R.B.N: 064 960 514 C/- NRMA INVESTMENT MANAGEMENT 388 GEORGE STREET SYDNEY NSW 2000	ORD	17636371	Y	N
COGENT NOMINEES PTY LIMITED A.C.N./A.R.B.N: 084 150 023 PO BOX R209 ROYAL EXCHANGE NSW 1225	ORD	17096156	Y	N
THE NATIONAL MUTUAL LIFE ASSOCIATION OF AUSTRALASIA LIMITED A.C.N./A.R.B.N: 004 020 437 LEVEL 13 447 COLLINS STREET MELBOURNE VIC 3000	ORD	8975045	Y	N

Date: 14/09/2002 Print number: 5140

Annexure 'A'

QANTAS AIRWAYS LIMITED
A.C.N 009 661 901

	Shareholder	Class Code	Total Number of Shares Held	Are Shares Fully Paid?	Are Shares Beneficially Owned?
1.	British Airways Investments (Australia) Pty Limited Level 19 AAP Centre 259 George Street Sydney NSW 2000	ORD	332,588,055	Y	Y
2.	J P Morgan Nominees Australia Limited Locked Bag 7 Royal Exchange Sydney NSW 2001	ORD	266,585,088	Y	N
3.	National Nominees Limited GPO Box 1406M Melbourne VIC 3001	ORD	142,030,868	Y	N
4.	Westpac Custodian Nominees Limited 50 Pitt Street Sydney NSW 2000	ORD	124,686,808	Y	N
5.	RBC Global Services Australia Nominees Pty Limited GPO Box 5430 Sydney NSW 2000	ORD	73,592,234	Y	N
6.	Commonwealth Custodial Services Limited GPO Box 4122 Sydney NSW 1030	ORD	38,965,049	Y	N
7	Queensland Investment Corporation C/- National Nominees Limited GPO Box 2242 Brisbane Qld 4001	ORD	38,188,753	Y	N
8.	Citicorp Nominees Pty Limited GPO Box 764G Melbourne Vic 3001	ORD	37,500,287	Y	N
9.	ANZ Nominees Limited GPO Box 2842AA Melbourne VIC 3001	ORD	31,235,519	Y	N
10.	AMP Life Limited PO Box R209 Royal Exchange NSW 1225	ORD	30,847,173	Y	N
11.	Cogent Nominees Pty Limited PO Box R209 Royal Exchange NSW 1225	ORD	21,027,624	Y	N
12.	NRMA Nominees Pty Limited C/- NRMA Investment Management 388 George Street Sydney NSW 2000	ORD	15,953,152	Y	N
13.	ING Life Limited Level 12 347 Kent Street Sydney NSW 2000	ORD	14,060,591	Y	N

14.	MLC Limited C/- Westpac Custodian Nominees Limited 50 Pitt Street Sydney NSW 2000	ORD	13,450,652	Y	N
15.	HSBC Custody Nominees (Australia) Limited GPO Box 5302 Sydney NSW 2001	ORD	11,004,924	Y	N
16.	The National Mutual Life Association of Australasia Limited 13th Floor 447 Collins Street Melbourne	ORD	10,466,212	Y	N
17.	Westpac Financial Services Limited 50 Pitt Street Sydney NSW 2000	ORD	7,733,535	Y	N
18.	Suncorp Life Superannuation Limited GPO Box 519 Brisbane Qld 4001	ORD	5,845,359	Y	N
19.	Bond Street Custodians Limited Level 26 20 Bond Street Sydney NSW 2000	ORD	5,831,121	Y	N
20.	Zurich Australia Limited PO Box 677 North Sydney NSW 2059	ORD	4,682,511	Y	N

This is Annexure A of two pages referred to in Form 316 – "Annual Return of a Company" signed by me and dated 15 January 2003.



Brett Stuart Johnson
15 January 2003

ASX PERPETUAL
REGISTRARS

REPORT DATE: 08/01/2003
REPORT TIME: 12.36.59

TOP 20 INVESTORS REPORT
TUESDAY 7 JANUARY 2003

PARAMETERS

ISSUER CODE : QAN

ISSUER NAME : QANTAS AIRWAYS LIMITED

SECURITY CODES : QAN

SECURITY GROUP :

INVESTOR GROUP : Y

DISPLAY INVESTOR IN GROUP : N

DISPLAY ADDRESS : Y

DISPLAY SRN/HIN : Y

FOREIGN / DOM. : ALL

TOP OR FIRST : T

CURRENT/AVAIL. : C

HOLD / EXCLUDE :

ASX PERPETUAL
REGISTRARS

QANTAS AIRWAYS LIMITED

TOP 20 INVESTORS REPORT
TUESDAY 7 JANUARY 2003

Security: QAN - FULLY PAID ORDINARY SHARES

Rank	SRN/HIN Investor ID	Investor	Current Balance	% Issued Capital
1	I000010005876 95100708	BRITISH AIRWAYS INVESTMENTS (AUSTRALIA) PTY LTD LEVEL 19 AAP CENTRE 259 GEORGE STREET SYDNEY NSW 2000	332,588,055	18.93%
2	INVESTOR GROUP	J P MORGAN NOMINEES AUSTRALIA LTD LOCKED BAG 7 ROYAL EXCHANGE SYDNEY NSW 2001	266,585,088	15.17%
3	INVESTOR GROUP	NATIONAL NOMINEES LIMITED GPO BOX 1406M MELBOURNE VIC 3001	142,030,868	8.08%
4	INVESTOR GROUP	WESTPAC CUSTODIAN NOMINEES LTD 50 PITT STREET SYDNEY NSW	124,686,808	7.10%
5	INVESTOR GROUP	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED GPO BOX 5430 SYDNEY NSW 2000	73,592,234	4.19%
6	INVESTOR GROUP	COMMONWEALTH CUSTODIAL SERVICES LIMITED GPO BOX 4122 SYDNEY NSW 1030	38,965,049	2.22%
7	INVESTOR GROUP	QUEENSLAND INVESTMENT CORPORATION C/- NATIONAL NOMINEES LTD GPO BOX 2242 BRISBANE QLD 4001	38,188,753	2.17%
8	INVESTOR GROUP	CITICORP NOMINEES PTY LIMITED GPO BOX 764G MELBOURNE VIC 3001	37,500,287	2.13%
9	INVESTOR GROUP	ANZ NOMINEES LIMITED GPO BOX 2842AA MELBOURNE VIC 3001	31,235,519	1.78%

QANTAS AIRWAYS LIMITED

TOP 20 INVESTORS REPORT
TUESDAY 7 JANUARY 2003

Rank	SRN/HIN Investor ID	Investor	Current Balance	% Issued Capital
10	**INVESTOR GROUP**	**AMP LIFE LIMITED PO BOX R209 ROYAL EXCHANGE NSW 1225**	**30,847,173**	**1.76%**
11	**INVESTOR GROUP**	**COGENT NOMINEES PTY LIMITED PO BOX R209 ROYAL EXCHANGE NSW 1225**	**21,027,624**	**1.20%**
12	X000018776090 101077096089	NRMA NOMINEES PTY LIMITED C/- NRMA INVESTMENT MANAGEMENT 388 GEORGE STREET SYDNEY NSW 2000	15,953,152	**.91%**
13	X000001010450 104050500110	ING LIFE LIMITED LEVEL 12 ATT MR FRANK CUSH 347 KENT STREET SYDNEY NSW 2000	14,060,591	**.80%**
14	**INVESTOR GROUP**	**MLC LIMITED C/- WESTPAC CUSTODIAN NOMS LTD 50 PITT STREET SYDNEY NSW 2000**	**13,450,652**	**.77%**
15	**INVESTOR GROUP**	**HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED GPO BOX 5302 SYDNEY NSW 2001**	**11,004,924**	**.63%**
16	X000000298000 100028000902	THE NATIONAL MUTUAL LIFE ASSOCIATION OF AUSTRALASIA LIMITED 13TH FLOOR 447 COLLINS STREET MELBOURNE VIC 3000	10,466,212	**.60%**
17	**INVESTOR GROUP**	**WESTPAC FINANCIAL SERVICES LTD 50 PITT STREET SYDNEY NSW 2000**	**7,733,535**	**.44%**
18	X000008531935 109031305385	SUNCORP LIFE & SUPERANNUATION LIMITED GPO BOX 519 BRISBANE QLD 4001	5,845,359	**.33%**



ASX PERPETUAL
REGISTRARS

QANTAS AIRWAYS LIMITED

TOP 20 INVESTORS REPORT
TUESDAY 7 JANUARY 2003

Rank	SRN/HIN Investor ID	Investor	Current Balance		% Issued Capital
19	INVESTOR GROUP	BOND STREET CUSTODIANS LIMITED LEVEL 26 20 BOND STREET SYDNEY NSW 2000	5,831,121		.33%
20	X000008785562 120578065087	ZURICH AUSTRALIA LIMITED PO BOX 677 NORTH SYDNEY NSW 2059	4,682,511		.27%

		Investors	
TOTAL FOR TOP 20:	1,226,275,515	374	69.80%

		Investors	
TOTAL IN THIS REPORT:	1,226,275,515	374	69.80%
TOTAL OTHER INVESTORS:	530,505,214	161,443	30.20%
GRAND TOTAL:	1,756,780,729	161,817	100.00%

end of report

ASIC registered agent number

304 page 1/2 15 July 2001

lodging party or agent name Kathryn Loader
office, level business name or PO Box no. Level 9 Building A Qantas Centre
street number & name 203 Coward Street
suburb/city Sydney state/territory NSW postcode 2020
telephone (02) 9691 3488
facsimile (02) 9691 3339
DX number suburb/city

ASS. REQ-A
CASH. REQ-P
PROC.



Australian Securities & Investments Commission

Notification of

change to officeholders

form **304**

Corporations Act 2001

205B & 601CV(1)

corporation name Qantas Airways Limited
ACN or ARBN 009 661 901

New appointment

Give details below of the person(s) who have consented in writing to become a director and/or secretary of the company. A public company must have a minimum of 3 directors (2 resident in Australia) and 1 secretary (resident in Australia). A proprietary company must have a minimum of 1 director (resident in Australia). The office of secretary is optional, but if appointed one must reside in Australia.

family name **given names**
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for : effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name **given names**
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name **given names**
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

Ceasing to hold office

family name | given names
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held ☐ director ☐ secretary ☐ alternate director for:

family name | given names
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held ☐ director ☐ secretary ☐ alternate director for:

family name | given names
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held ☐ director ☐ secretary ☐ alternate director for:

Change of name or address of officeholder

family name (previously notified) Schubert **given names** John Michael
date of birth (d/m/y) 11 / 12 /1942 Is this person also an **alternate director**? ☐ (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name Highgate
street number & name 127 Kent Street
suburb/city Sydney state/territory NSW postcode 2000
country (if not Australia) date of change (d/m/y) 24 /03 /2003

family name (previously notified) **given names**
date of birth (d/m/y) / / Is this person also an **alternate director**? ☐ (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name
suburb/city state/territory postcode
country (if not Australia) date of change (d/m/y) / /

**NB: If insufficient space, set out details in an annexure - Annexures must conform to requirements. (Refer Guide)*

Signature

I certify that the information in this form is true and correct.

print name Brett Stuart Johnson capacity Secretary

sign here  date 28 /03 /2003

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins



8 April 2003

SIGNED FOR THE PURPOSES OF SECTION 351 OF THE CORPORATIONS ACT 2001:


.... 9 APRIL 2003

BRETT JOHNSON
COMPANY SECRETARY
QANTAS AIRWAYS LIMITED (ABN 16 009 661 901)

[sample name]
[sample title]
[sample address]

Qantas Deferred Share Plan – Senior Manager Long Term Incentive Plan

Dear [sample name]

Congratulations on your new role.

As part of your remuneration arrangements, you have been granted [number] shares under the Qantas Deferred Share Plan – Senior Manager Long Term Incentive Plan (the Plan). These shares are subject to a holding lock period and cannot be sold, transferred or otherwise dealt with until 7 April 2007. The shares have been allocated to, and registered in the name of the Qantas Deferred Share Plan Trustee to be held on your behalf until the holding lock period expires. Your shares will be forfeited if you cease employment with Qantas prior to 7 April 2007.

I am pleased to provide you with the formal documentation of your participation in the Long Term Incentive Plan. May I remind you that the details of this Plan are strictly confidential.

The share price at close of business on 7 April 2003, was $3.18. The price at which the shares were purchased is not relevant to the operation of this Plan as you have been offered a fixed number of shares.

Under employee share provisions of the relevant taxation legislation, you may choose to defer tax on this award until the holding lock lifts. Alternatively, you can choose to be taxed up front, but you should be aware that this election will apply to all employee shares and rights that you acquire under any employee share plan this tax year. Should you wish to elect to be taxed at grant, the taxable value of these shares is quoted on the attached Holding Statement. You should seek independent professional taxation advice concerning your participation in the Plan, but please contact me in the first instance if you have any general enquiries concerning this Plan.

By virtue of your participation in the Plan, you agree to be bound by the Terms and Conditions and the Plan Rules of the Qantas Deferred Share Plan and the Trust Deed establishing the Qantas Deferred Share Plan Trustee - copies of which are attached.

If you have any queries, please contact me (Phone: (02) 9691 2052)

Yours sincerely

Terry Byrne
General Manager Remuneration, Benefits & Programs

Please ensure you have the following Attachments:

- Terms and Conditions of the Qantas Deferred Share Plan
- Trust Deed establishing the Qantas Deferred Share Plan Trustee
- Rules of the Senior Manager Long Term Incentive Plan
- Holding Statement



8 April 2003

SIGNED FOR THE PURPOSES OF SECTION 351 OF THE CORPORATIONS ACT 2001:

.... 9 APRIL 2003
BRETT JOHNSON
COMPANY SECRETARY
QANTAS AIRWAYS LIMITED (ABN 16 009 661 901)

[sample name]
[sample title]
[sample address]

Qantas Deferred Share Plan – Senior Manager Long Term Incentive Plan

Dear [sample name]

Welcome to Qantas. As part of your remuneration arrangements relating to your commencement with Qantas, you have been granted [number] shares under the Qantas Deferred Share Plan – Senior Manager Long Term Incentive Plan (the Plan). These shares are subject to a holding lock period and cannot be sold, transferred or otherwise dealt with until 7 April 2007. The shares have been allocated to, and registered in the name of the Qantas Deferred Share Plan Trustee to be held on your behalf until the holding lock period expires. Your shares will be forfeited if you cease employment with Qantas prior to 7 April 2007.

I am pleased to provide you with the formal documentation of your participation in the Long Term Incentive Plan. May I remind you that the details of this Plan are strictly confidential.

The share price at close of business on 7 April 2003, was $3.18. The price at which the shares were purchased is not relevant to the operation of this Plan as you have been offered a fixed number of shares.

Under employee share provisions of the relevant taxation legislation, you may choose to defer tax on this award until the holding lock lifts. Alternatively, you can choose to be taxed up front, but you should be aware that this election will apply to all employee shares and rights that you acquire under any employee share plan this tax year. Should you wish to elect to be taxed at grant, the taxable value of these shares is quoted on the attached Holding Statement. You should seek independent professional taxation advice concerning your participation in the Plan, but please contact me in the first instance if you have any general enquiries concerning this Plan.

By virtue of your participation in the Plan, you agree to be bound by the Terms and Conditions and the Plan Rules of the Qantas Deferred Share Plan and the Trust Deed establishing the Qantas Deferred Share Plan Trustee - copies of which are attached.

If you have any queries, please contact me (Phone: (02) 9691 2052)

Yours sincerely

Terry Byrne
General Manager Remuneration, Benefits & Programs

Please ensure you have the following Attachments:

- Terms and Conditions of the Qantas Deferred Share Plan
- Trust Deed establishing the Qantas Deferred Share Plan Trustee
- Rules of the Senior Manager Long Term Incentive Plan
- Holding Statement

SIGNED FOR THE PURPOSES OF SECTION 351 OF THE CORPORATIONS ACT 2001:



.... 9 APRIL 2003
BRETT JOHNSON
COMPANY SECRETARY
QANTAS AIRWAYS LIMITED (ABN 16 009 661 901)

QANTAS DEFERRED SHARE PLAN

TERMS & CONDITIONS

Tabled and approved at the Annual General Meeting of Qantas Airways Limited on 17 October 2002



Margaret Jackson
Chairman

QANTAS DEFERRED SHARE PLAN
SENIOR MANAGER LONG TERM INCENTIVE RULES

The following Rules of the Qantas Deferred Share Plan (Plan) are subject to, and must be read in conjunction with, the Terms & Conditions of the Plan and the Trust Deed of the Qantas Deferred Share Plan Trust (Trust). Capitalised terms in these Rules have the same meaning as in the Terms & Conditions and the Trust Deed.

The Board of Qantas (Board) has absolute discretion with respect to the administration and operation of the Plan as well as any matter incidental to the Plan.

1. Background

1.1 The Plan was approved by Shareholders at the October 2002 Annual General Meeting.

1.2 These Rules were approved by the Board on 11 December 2002 in accordance with clause 10.1(ii) of the Terms & Conditions of the Plan.

1.3 These Rules only apply in respect of offers of DSP Shares to Senior Managers of Qantas (Senior Managers) as part of their long term incentive.

1.4 The operation of the Plan will be subject to review by the Board, who in its absolute discretion, may:

i. vary these Rules for subsequent offers or in accordance with the Plan or the Trust; or
ii. make an offer subject to additional conditions.

2. Offer of DSP Shares

2.1 DSP Shares may be offered to Senior Managers under these Rules:

i. by the Board;
ii. by the Chairman's Committee when the offer is to be made to a member of the Qantas Executive Committee; and
iii. by the Chief Executive Officer when the offer is to be made to other Senior Managers.

2.2 All DSP Shares are to be acquired on-market.

2.3 Senior Managers who are offered DSP Shares will receive a holding statement.

2.4 Senior Managers will also be notified of the 'taxable value' of the DSP Shares.

3. Trust

DSP Shares acquired under these Rules will be held on behalf of each Senior Manager by Trustee until the expiration of the Holding Lock Period.

4. Holding Lock Period

4.1 Subject to Rule 5.3, unless the Board otherwise determines, DSP Shares offered under these Rules will be subject to a four year Holding Lock Period – which will expire on the fourth anniversary of the Date of Registration.

4.2 Subject to Rule 5.3, unless the Board otherwise determines, upon the expiry of the Holding Lock Period, the Shares will be transferred from the Trustee and registered in the name of each Senior Manager.

5. Forfeiture

5.1 Subject to Rule 5.3, unless the Board otherwise determines, any DSP Shares offered under these Rules which remain subject to a Holding Lock Period in accordance with Rule 4.1 will be forfeited if the Senior Manager ceases employment with the Group.

5.2 On a DSP Share being forfeited, all rights of a Senior Manager under the Plan in respect of the DSP Share cease and no consideration or compensation will be payable for or in relation to that forfeiture.

5.3 Where, due to Special Circumstances (other than Redundancy), a Senior Manager has ceased to be employed by the Group before the expiry of the Holding Lock Period, the Holding Lock Period for the DSP Shares which were offered to that Senior Manager will cease:

i. in the case of any of the events in paragraphs (a)-(c) inclusive in the definition of Special Circumstances, on the day after the Senior Manager ceases to be an employee of the Group; or

ii. in the case of any event in paragraph (e) in the definition of Special Circumstances, on the date that the Board determines that a Special Circumstance exists or such other date that the Board determines is appropriate.

6. Administration

The Chief Executive Officer is delegated authority to administer the offer of DSP Shares under these Rules and to take such action as may be reasonably necessary or desirable to implement or effect the offer, including without limitation:

i. authorising the purchase (on-market) of the DSP Shares and causing their registration in the name of the Trustee;

ii. authorising the transfer (off-market) of the registration of title in the DSP Shares from the Trustee into the name of each Senior Manager on the expiry of the Holding Lock Period; and

iii. determining that a Special Circumstance exists and taking such other action as is contemplated under Rule 5.3ii.

7. Conflict

7.1 If there is a conflict between any part of these Rules and the Terms & Conditions of the Plan, the Terms & Conditions prevail.

7.2 If there is a conflict between any part of these Rules and the Plan Trust Deed, the Plan Trust Deed prevails.

SIGNED FOR THE PURPOSES OF SECTION 351 OF THE CORPORATIONS ACT 2001:



.. 9 APRIL 2003
BRETT JOHNSON
COMPANY SECRETARY
QANTAS AIRWAYS LIMITED (ABN 16 009 661 901)



SIGNED FOR THE PURPOSES OF SECTION 351 OF THE CORPORATIONS ACT 2001:



.... 9 APRIL 2003
BRETT JOHNSON
COMPANY SECRETARY
QANTAS AIRWAYS LIMITED (ABN 16 009 661 901)

Qantas Deferred Share Plan

Trust Deed

Qantas Airways Limited

ABN 16 009 661 901

ASX Perpetual Registrars Limited

ABN 54 083 214 537



Qantas Airways Limited
ABN 16 009 661 901
Qantas Share Registry
Level 8, 580 George Street, Sydney, NSW, 2000
Locked Bag A14, Sydney South, NSW, 1232
Telephone: 1800 177 747
International: 61 2 8280 7390
Facsimile: 02 9261 8489
ASX Code: QAN
Email: registry@qantas.com
Website: www.qantas.com

[SAMPLE NAME]
[SAMPLE ADDRESS]
[SAMPLE ADDRESS]

ASX CODE:	QAN
SRN:	[SAMPLE]
TFN:	NOT QUOTED
STATEMENT DATE:	8 APRIL 2003
PAGE NUMBER:	1

QANTAS DEFERRED SHARE PLAN (DSP)
SENIOR MANAGER LONG TERM INCENTIVE PLAN

ALLOCATION DATE	NUMBER OF DSP SHARES ALLOCATED[1]	TAXABLE VALUE[2]
7/4/2003	10,000	$31,303.00

SIGNED FOR THE PURPOSES OF SECTION 351 OF THE CORPORATIONS ACT 2001:



.. 9 APRIL 2003
BRETT JOHNSON
COMPANY SECRETARY
QANTAS AIRWAYS LIMITED (ABN 16 009 661 901)

1. DSP Shares are subject to a holding lock period and cannot be sold, transferred or otherwise dealt with until 7 April 2007. DSP Shares were allocated to and registered in the name of the Qantas Deferred Share Plan Trustee to be held on your behalf until the holding lock period expires.
2. The Taxable Value of the DSP Shares is calculated using a VWAP for all Qantas Shares traded on the ASX for the one week period up to and including 7 April 2003 ($3.1303).

The Terms & Conditions and the Plan Rules are attached to this statement.

Note: This statement **only** records your securities allocated under the Senior Manager Long Term Incentive Plan on 7 April 2003.

PLEASE REFER TO REVERSE SIDE FOR ADDITIONAL INFORMATION.

207 page 1/1 15 July 2001



ASIC registered agent number: 115

lodging party or agent name: Kathryn Loader

office, level, building name or PO Box no.: Qantas Centre, Level 9, Building A

street number & name: 203 Coward Street

suburb/city: Mascot state/territory: NSW postcode: 2020

telephone: (02) 9691 3488

facsimile: (02) 9691 3339

DX number: suburb/city:

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐



Australian Securities & Investments Commission

form **207**

Corporations Act 2001
254X(1)

Notification of
share issue

company name: Qantas Airways Limited

A.C.N.: 009 661 901

Details of the issue

date of issue (d/m/y): 09 / 04 / 2003 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	Ordinary Shares

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	17,332,217	$3.1477	

1. Have all shares been issued for cash only? Yes ☒ No ☐
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No ☐
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name: Brett Stuart Johnson capacity: Company Secretary

sign here [signature] date 9 / 4 / 2003

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

QANTAS DEFERRED SHARE PLAN
2003 PERFORMANCE BONUS PLAN RULES

The following Rules of the Qantas Deferred Share Plan (Plan) are subject to, and must be read in conjunction with, the Terms & Conditions of the Plan. Capitalised terms in these Rules have the same meaning as in the Terms & Conditions.

The Board of Qantas has absolute discretion with respect to the operation, control and administration of the Plan as well as any matter incidental to the Plan.

1. Background

1.1. The Terms & Conditions were approved by Shareholders at the 17 October 2002 Annual General Meeting.

1.2. These Rules have been adopted in accordance with clause 10.1(ii) of the Terms & Conditions and apply in respect of the offer of shares as part of the 2003 performance bonus (2003 Bonus) paid to Qantas Executives (Participant).

1.3. The operation of the Plan will be subject to review by the Board who, in its absolute discretion, may:

i. vary these Rules for subsequent offers; or
ii. make an offer subject to additional conditions.

2. Offer of DSP Shares and Rights

2.1. The number of DSP Shares to be offered to each Participant will be no less than 10% and no greater than 50% of that Participant's 2003 Bonus.

2.2. Participants are to advise the General Manager Remuneration Benefits & Programs (Human Resources Department) if they wish to "sacrifice" more than 10% of their 2003 Bonus.

2.3. The number of DSP Shares to be acquired on market for each Participant will be calculated by the amount of 2003 Bonus sacrificed, divided by the value weighted average price of Qantas shares as traded on the ASX for the 20 business days up to and including 16 October 2003 (being the date of the 2003 Annual General Meeting of Qantas Airways Limited).

2.4. At the Date of Registration of the DSP Shares in relation to their 2003 Bonus, Participants will also be granted Rights calculated on the basis of one Right for every nine DSP Shares acquired. Rights will vest in accordance with rule 5.1 and be converted in accordance with rule 5.2. Rights may also lapse in accordance with rule 4.

2.5. Participants who are offered DSP Shares and granted Rights will receive a holding statement.

2.6. Participants will also be notified of the 'taxable value' of the DSP Shares acquired and Rights granted.

3. Holding Lock Period

Unless the Board otherwise determines, DSP Shares will be subject to a Holding Lock Period until the earlier of the cessation of the Participant's employment with the Qantas Group or the second anniversary of the Date of Registration.

4. Lapse

Unless the Board otherwise determines, Rights granted in accordance with rule 2.4 will lapse if the Participant ceases employment with the Qantas Group within two years from the Date of Registration.

5. Vesting and Conversion of Rights

5.1. If a Right does not lapse in accordance with rule 4, Rights will vest upon the second anniversary of the Date of Registration.

5.2. Rights which vest in accordance with rule 5.1 will automatically be converted to Shares (which shall be purchased on market but at no cost to the Participant). Each Participant will be notified when their respective Rights are converted to Shares.

6. Administration

The Chief Executive Officer is delegated authority to administer the offer of DSP Shares and grant of Rights under these Rules and to take such action as may be reasonably necessary or desirable to implement or effect the offer or grant, including without limitation:

i. determining the number of shares to be acquired for each Participant;
ii. authorising the purchase (on market) of the shares and registration in the name of each Participant; and
iii. authorising the purchase (on market) of the shares required to meet the obligation on the conversion of the Rights.

7. Conflict

If there is a conflict between any part of these Rules and the Terms & Conditions of the Plan, the Terms & Conditions prevail.

SIGNED FOR THE PURPOSES OF SECTION 351 OF THE CORPORATIONS ACT 2001:



.. 11 APRIL 2003
BRETT JOHNSON
COMPANY SECRETARY
QANTAS AIRWAYS LIMITED (ABN 16 009 661 901)

ASIC registered agent number 115
lodging party or agent name Brett Johnson
office,level,business name or PO Box no. Level 9, Building A, Qantas Centre
street number & name 203 Coward Street
suburb/city Mascot state/territory NSW postcode 2020
telephone (02) 9691 3456
facsimile (02) 9691 3339
DX number suburb/city



ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐



Australian Securities & Investments Commission

Notification of

change to officeholders

form **304**
Corporations Act 2001
205B & 601CV(1)

corporation name Qantas Airways Limited
ACN or ARBN 009 661 901

New appointment

Give details below of the person(s) who have consented in writing to become a director and/or secretary of the company. A public company must have a minimum of 3 directors (2 resident in Australia) and 1 secretary (resident in Australia). A proprietary company must have a minimum of 1 director (resident in Australia). The office of secretary is optional, but if appointed one must reside in Australia.

family name **given names**
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for : effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name **given names**
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name **given names**
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

Ceasing to hold office

family name | given names
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held ☐ director ☐ secretary ☐ alternate director for:

family name | given names
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held ☐ director ☐ secretary ☐ alternate director for:

family name | given names
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held ☐ director ☐ secretary ☐ alternate director for:

Change of name or address of officeholder

family name (previously notified) Heesh **given names** Stephen Francis
date of birth (d/m/y) 04 / 02 / 48 Is this person also an **alternate director?** ☐ (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name 3/25-27 Barraran Street
suburb/city Gymea Bay state/territory NSW postcode 2227
country (if not Australia) date of change (d/m/y) 29 / 05 / 03

family name (previously notified) **given names**
date of birth (d/m/y) / / Is this person also an **alternate director?** ☐ (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name
suburb/city state/territory postcode
country (if not Australia) date of change (d/m/y) / /

NB: If insufficient space, set out details in an annexure - Annexures must conform to requirements. (Refer Guide)

Signature

I certify that the information in this form is true and correct.

print name Brett Stuart Johnson capacity Secretary

sign here



date 10 / 06 / 03

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NOTICE OF CHANGE IN DIRECTOR'S INTERESTS
Section 205G of the Corporations Law

To: Australian Stock Exchange Limited ("ASX")
Company Announcements Office
Level 4, 20 Bridge Street
SYDNEY NSW 2000
Fax No: 1300 300 021

1. Notice on change of interests

Name of Director:	John Michael Schubert
Name of Company:	Qantas Airways Limited ABN 16 009 661 901
Date of last notification to ASX:	25 October 2000
Date my interest changed:	10 December 2001

2. I disclose the following information to the ASX

	Interest	**Circumstances giving rise to the relevant interest**	
s205G(1)(a)	I have a relevant interest in the following shares in Qantas or related bodies corporate:		
	• 30,975 ordinary shares held by John Michael Schubert	Previously Advised	30,000 shares
		SPP shares	975 shares
		Total	30,975 shares



Signed

18/12/01

Date

NOTICE OF CHANGE IN DIRECTOR'S INTERESTS

Section 205G of the Corporations Act

To: Australian Stock Exchange Limited ("ASX")
Company Announcements Office
Level 4, 20 Bridge Street
SYDNEY NSW 2000
Fax No: 1300 300 021

1. **Notice on change of interests**

Name of Director:	Peter Allan Gregg
Name of Company:	Qantas Airways Limited ABN 16 009 661 901
Date of last notification to ASX:	9 April 2001
Date my interest changed:	3 October 2001

2. **I disclose the following changes to interests previously notified to the ASX**

	Interest	**Circumstances giving rise to the relevant interest**	
s205G(1)(a)	I have a relevant interest in the following shares in Qantas or related bodies corporate: • 4,087 ordinary shares held by Peter Allan Gregg	Previously advised:	3,974 shares
		DRP shares:	113 shares
		Total:	4,087 shares



Signed

Date 5/10/01


QANTAS

Media Release

QANTAS REJECTS CLAIMS BY DR JIM FARMER

SYDNEY, 10 October 2001: Qantas Airways today rejected completely a claim of "predatory conduct" made by Air New Zealand Acting Chairman, Dr Jim Farmer.

Dr Farmer's claim was made in an affidavit lodged with the Federal Court that also criticises actions of the Australian Government, the New Zealand Government, Unions, News Limited, Virgin Blue, Singapore Airlines and the Civil Aviation Safety Authority.

The criticism of Qantas relates principally to the airline's announcement on 28 March this year of a new domestic Economy Class air fare structure.

Qantas Chief Executive Officer, Geoff Dixon, said: "As we said at the time, the new Economy Class air fare structure was introduced to significantly simplify the booking process for customers by removing a number of outmoded conditions.

"The new structure recognised changing consumer demands and an independent assessment by an experienced US consulting firm confirmed that it was the most appropriate fare structure for the economic and competitive environment in Australia," he said.

"Qantas does not, at any time, act with the purpose of damaging our competitors. Qantas at all times acts with the legitimate purpose of maximising profitability and shareholder return. We have the right to compete and we took the action in March to offer a competitive, simple fare structure as demanded by our customers.

"Qantas put in place the systems necessary to manage the change to this new structure and if Ansett was not able to cope with the change – due to lack of investment or skilled management – then that is not our fault."

Mr Dixon added that Dr Farmer had attempted to support his criticism of Qantas by erroneously referring to the introduction by Qantas of an $88 return Sydney-Melbourne fare.

"There is no such fare offered by Qantas, although we do offer a $176 return fare between Sydney and Melbourne. This has been available, when capacity permits, since July 2001."

Mr Dixon also noted a report in today's edition of ***The Dominion*** newspaper that states Air New Zealand is planning to offer cheap fares across the Tasman, but not within New Zealand "where it has a virtual monopoly".

Issued by Qantas Public Affairs (Q2527)
Media Enquiries: Michael Sharp - Telephone (02) 9691 3468

NOTICE OF CHANGE IN DIRECTOR'S INTERESTS
Section 205G of the Corporations Act

To: Australian Stock Exchange Limited ("ASX")
Company Announcements Office
Level 4, 20 Bridge Street
SYDNEY NSW 2000
Fax No: 1300 300 021

1. Notice on change of interests

Name of Director:	Margaret Anne Jackson
Name of Company:	Qantas Airways Limited ABN 16 009 661 901
Date of last notification to ASX:	18 April 2001
Date my interest changed:	3 October 2001

2. I disclose the following changes to interests previously notified to the ASX

	Interest	Circumstances giving rise to the relevant interest	
s205G(1)(a)	I have a relevant interest in the following shares in Qantas or related bodies corporate:		
	• 15,160 ordinary shares held by Margaret Anne Jackson	Previously advised:	14,738 shares
		DRP shares:	422 shares
		Total:	15,160 shares
	• 98,011 ordinary shares held by Graemar Nominees Pty Ltd (MA Jackson Super Fund A/c)	Previously advised:	95,284 shares
		DRP shares:	2,727 shares
		Total:	98,011 shares



Signed



Date

NOTICE OF CHANGE IN DIRECTOR'S INTERESTS
Section 205G of the Corporations Act

To: Australian Stock Exchange Limited ("ASX")
Company Announcements Office
Level 4, 20 Bridge Street
SYDNEY NSW 2000
Fax No: 1300 300 021

1. Notice on change of interests

Name of Director:	Trevor Eastwood
Name of Company:	Qantas Airways Limited ABN 16 009 661 901
Date of last notification to ASX:	12 April 2001
Date my interest changed:	3 October 2001

2. I disclose the following changes to interests previously notified to the ASX

	Interest	**Circumstances giving rise to the relevant interest**
s205G(1)(a)	I have a relevant interest in the following shares in Qantas or related bodies corporate: • 10,663 ordinary shares held by Merriment Nominees Pty Limited (Eastwood Family Account)	Previously advised: 10,366 shares DRP shares: 297 shares Total: 10,663 shares



Signed

8 - 10 - 01
Date

→KAL

NOTICE OF CHANGE IN DIRECTOR'S INTERESTS
Section 205G of the Corporations Act

To: Australian Stock Exchange Limited ("ASX")
Company Announcements Office
Level 4, 20 Bridge Street
SYDNEY NSW 2000
Fax No: 1300 300 021

1. Notice on change of interests

Name of Director:	Michael Henry Codd
Name of Company:	Qantas Airways Limited ABN 16 009 661 901
Date of last notification to ASX:	1 September 1998
Date my interest changed:	3 October 2001

2. I disclose the following changes to interests previously notified to the ASX

	Interest	**Circumstances giving rise to the relevant interest**
S205G(1)(a)	I have a relevant interest in the following shares in Qantas or related bodies corporate • 8229 ordinary shares held by Michael Henry Codd	• Previously advised: 8000 shares DRP shares: 229 shares Total: 8229 shares

M. Codd
Signed

8-10-01
Date


QANTAS

Media Release

QANTAS TO PURCHASE 17 NEW AIRCRAFT AND REVAMP DOMESTIC OPERATIONS

NOT FOR RELEASE IN THE UNITED STATES OF AMERICA

MELBOURNE, 18 October 2001: Qantas Airways announced today that it will purchase 15 new generation, long range, narrow body aircraft and two Dash 8 aircraft as part of a comprehensive revamp of its domestic operations.

Qantas Chief Executive Officer Geoff Dixon said the new aircraft will allow Qantas to provide permanent additional capacity and enhance the range of services Qantas offers for travel in Australia, including to regional destinations.

The aircraft will be either Boeing 737-800s or Airbus A320s and the total cost of the acquisition will be in the order of A$1.5 billion, including start-up costs. Negotiations have been held with Airbus and Boeing over the past three weeks and there will be a decision on the aircraft type next week.

The first two aircraft will be delivered in January, with two aircraft delivered each month after that.

The new aircraft and new fleet strategy will give Qantas between 65 per cent and 70 per cent of the capacity in the Australian domestic market.

In order to partly fund the acquisition of the new aircraft, Qantas today announced it intends to raise $300 million of ordinary equity through a global bookbuild placement to domestic and foreign institutions (see separate announcement).

Mr Dixon said Qantas' revamped domestic operations will feature:

- the 15 new narrow body aircraft, with an all economy class configuration of at least 165 state-of-the-art slimline seats, operating on services where there is small or no demand for business class travel;
- reconfiguration of a number of existing Qantas Boeing 737 aircraft to create a total fleet of about 40 all economy class aircraft;
- flights between Perth, Adelaide, Melbourne, Sydney and Brisbane operated by larger, two class, wide body aircraft (Boeing 767s or Airbus A330s);
- regular two class Boeing 747 services between Perth and the East Coast of Australia and on long haul leisure routes;
- a significant increase in direct flights between capital cities with fewer stops at ports in between;
- continued business class services across the domestic network, between major centres and where there is sufficient demand;
- an extension of the extremely successful City***flyer*** service, which currently operates between Sydney and Melbourne, to Brisbane;
- expanded Qantas Club lounges;
- enhancement of the Frequent Flyer program with additional partners;
- the all economy aircraft offering the new Economy Class "box" meals launched successfully in June this year.

Qantas will also take options for at least a further 40 narrow body aircraft at current prices as part of its long term fleet strategy.

"The domestic market has changed fundamentally and irrevocably over the past year and our new strategy will enable us to meet the increasing customer focus on flexibility while in no way reducing the quality of the Qantas product or service," Mr Dixon said.

"Currently, we have about 85 per cent of the domestic market because we have moved quickly, at the request of the Federal Government, State Governments and tourism authorities, to put in place short term measures to help hundreds of thousands of stranded Ansett customers, other travellers and the Australian tourism industry.

"As we have said previously, we will gradually discontinue these interim arrangements and services as Virgin Blue and other carriers grow."

The acquisition of two Dash 8 aircraft will increase QantasLink operations in regional Queensland and further boost QantasLink's overall services to regional Australia.

"This latest commitment to regional Australia by Qantas follows the recent introduction of Boeing 717 services into Hobart and Launceston," he said. "This initiative increased capacity into these cities by 26 per cent and also allowed us to boost services within Western Australia by transferring two BAe 146 aircraft to that State."

Mr Dixon said the all economy class fleet and the lower operating costs of the new aircraft would assist Qantas in its efforts to lower its cost base.

"This is essential given the state of the global aviation industry, including the significant recent rises in insurance and security costs and aviation charges," Mr Dixon said.

"We also need greater productivity and lower labour costs to compete effectively worldwide. We are meeting with all Unions represented at Qantas on Monday to discuss how we can achieve lower costs to maximise long term job opportunities at Qantas."

Mr Dixon said that while the terrorist attacks on 11 September and subsequent events in Afghanistan had not affected Qantas as severely as many other airlines, the downturn was still significant.

"We are closely monitoring all our international routes and have already reduced capacity by almost 10 per cent," he said. "This will result in some reductions in staff.

"We also have the capacity to retire aircraft from our international fleet quickly. This option will be taken if there is any further deterioration in international travel."

Issued by Qantas Public Affairs (Q2534)
Media Enquiries: Michael Sharp - Telephone 0408 480 145


QANTAS

Media Release

QANTAS ANNOUNCES $300 MILLION EQUITY RAISING

NOT FOR RELEASE IN THE UNITED STATES OF AMERICA

MELBOURNE, 18 October 2001: Qantas Airways announced today it intends to raise $300 million of ordinary equity through a global bookbuild placement to domestic and foreign institutions.

In addition, all eligible Qantas shareholders will be able to purchase up to $3,000 worth of shares through a special Share Purchase Plan at the same price as the shares issued under the placement.

Qantas Chairman Margaret Jackson said the Share Purchase Plan allowed loyal Qantas shareholders, many of whom had owned their shares since the company was privatised six years ago, to participate in the equity raising at the same price as institutions and without incurring any charges.

She said details of the Share Purchase Plan would be set out in documentation that will be sent to shareholders shortly following completion of the placement.

The funds raised through the placement and the Share Purchase Plan will be used to partly fund the acquisition of 17 new aircraft as part of a revamp of Qantas domestic operations (see separate announcement).

The total cost of the acquisition will be in the order of A$1.5 billion, including start-up costs. The balance of funds required for the acquisition will be a mixture of operating cashflows and debt.

Trading in Qantas shares has been halted today pending completion of the placement. It is expected that trading in Qantas shares will recommence tomorrow.

This announcement has been prepared for use in Australia and may not be released in the United States. This announcement does not constitute an offer of securities for sale in the United States. Any securities described in this announcement may not be offered or sold in the United States absent registration under the US Securities Act or exemption from Registration.

Issued by Qantas Public Affairs (Q2535)
Media Enquiries: Michael Sharp - Telephone 0408 480 145

18 OCTOBER 2001

QANTAS AIRWAYS LIMITED
ACN 009 661 901

2001 ANNUAL GENERAL MEETING

CHAIRMAN'S ADDRESS

18 October 2001

2001 ANNUAL GENERAL MEETING

CHAIRMAN'S ADDRESS

INTRODUCTION

ON BEHALF OF THE BOARD, I AM VERY PLEASED TO WELCOME EACH OF YOU HERE TODAY TO THE QANTAS ANNUAL GENERAL MEETING.

THIS WILL BE AN UNUSUAL CHAIRMAN'S ADDRESS, BECAUSE WE ARE LIVING IN UNPRECEDENTED TIMES:

- THE ATTACK ON AMERICA ON SEPTEMBER 11 CHANGED THE WORLD, AND THE AVIATION INDUSTRY, FOREVER.
- THE APPOINTMENT OF AN ADMINISTRATOR TO ANSETT HAS HAD MAJOR REPERCUSSIONS FOR THE AUSTRALIAN AVIATION INDUSTRY.
- AND A TRADING HALT WAS PLACED ON QANTAS SHARES TODAY DUE TO THE ANNOUNCEMENT OF AN EQUITY RAISING OF $300M FOR THE ACQUISITION OF 17 NEW AIRCRAFT.

BEFORE I TURN TO THE FLEET AND EQUITY ANNOUNCEMENTS MADE TODAY I WOULD LIKE TO OUTLINE THE EVENTS THAT LEAD TO THIS DECISION.

SEPTEMBER 11

THE SEPTEMBER 11 ATTACK ON AMERICA HAS CHANGED THE WORLD. FOR THE FIRST TIME IN HISTORY, PASSENGER AIRPLANES WERE USED AS MISSILES TO KILL THOUSANDS OF INNOCENT PEOPLE AND CAUSE MAJOR DESTRUCTION. THIS REPRESENTS A NEW AND TERRIBLE IDEA, WITH PROFOUND IMPLICATIONS FOR THE WORLD.

I WANT TO ASSURE YOU THAT QANTAS IS TAKING EVERY NECESSARY MEASURE TO CONTINUE TO OFFER QANTAS STAFF AND THE TRAVELING

PUBLIC THE HIGHEST STANDARDS OF SAFETY AND SECURITY. SAFETY HAS ALWAYS BEEN OUR PRIMARY CONCERN; WE HAVE AN OUTSTANDING SAFETY RECORD; IN THIS NEW AND TERRIBLE ENVIRONMENT SAFETY AND SECURITY WILL REMAIN OUR TOP PRIORITY.

IT IS NO EXAGGERATION TO SAY THAT THE ATTACK ON AMERICA HAS BEEN CATASTROPHIC FOR THE GLOBAL AVIATION INDUSTRY. IT'S JUST OVER ONE MONTH SINCE THE TERRORIST ATTACKS, AND THESE ARE THE GLOBAL CONSEQUENCES SO FAR:

- 150,000 JOBS HAVE DISAPPEARED FROM THE GLOBAL AVIATION INDUSTRY.
- NEARLY EVERY AIRLINE IN THE WORLD IS IN SEVERE FINANCIAL DIFFICULTY.
- PASSENGER NUMBERS HAVE DRAMATICALLY DECLINED.
- COSTS ARE SOARING, PARTICULARLY FOR INSURANCE AND SECURITY.
- INSURANCE COSTS ALONE HAVE INCREASED BY UP TO 1000%.

FOR SOME TIME NOW THE GLOBAL AVIATION INDUSTRY HAS BEEN UNDER EXTREME PRESSURE; THE ATTACK ON AMERICA BOTH ACCELERATED AND AGGRAVATED PRE-EXISTING FORCES: INTENSE PRICE COMPETITION AND RISING COSTS LEADING TO PRESSURES FOR CONSOLIDATION TO ACHIEVE SCALE EFFICIENCIES. NO AIRLINE IN THE WORLD CAN BE IMMUNE TO THESE PRESSURES, AND QANTAS CERTAINLY IS NOT.

WE HAVE TO CONFRONT THE PROSPECT THAT OUR PASSENGERS WILL NEVER FEEL THE SAME ABOUT AIRLINE TRAVEL, AND DEAL WITH THOSE FEARS AND ANXIETIES. WE FACE THE RISING COSTS OF INSURANCE AND SECURITY, AT THE SAME TIME AS THE AUSTRALIAN DOLLAR IS LOW AND OIL PRICES HIGH. WE TOO CONFRONT THE SLUMP IN INTERNATIONAL TRAVEL: THE UNITED STATES HAS BEEN OUR MOST PROFITABLE MARKET OVER THE PAST THREE YEARS; IT HAS BEEN DRAMATICALLY AFFECTED BY THE ATTACK ON AMERICA

WE ARE TAKING EVERY STEP TO ANTICIPATE AND MANAGE THE CONSEQUENCES OF THE ATTACK ON AMERICA, AND I CAN ASSURE YOU THAT WE INTEND TO COME THROUGH THIS DIFFICULT PERIOD WITH CREDIT TO QANTAS AND TO AUSTRALIA.

ANSETT

AN EVENT WHICH WAS NOT RELATED TO SEPTEMBER 11, BUT WHICH OCCURRED IN THE SAME WEEK, WAS, OF COURSE, THE APPOINTMENT OF AN ADMINISTRATOR TO ANSETT AND THE CESSATION OF FLYING BY ANSETT. THE DISRUPTION TO BUSINESS TRAVELERS, HOLIDAY MAKERS, TOURISM OPERATORS AND FAMILIES ACROSS AUSTRALIA HAS BEEN HUGE.

QANTAS HAS BEEN TIRELESS IN TRYING TO ALLEVIATE THE IMPACTS OF THIS EVENT. LET ME HIGHLIGHT WHAT QANTAS HAS CONTRIBUTED TO HELP AUSTRALIA THROUGH THIS DIFFICULT TIME:

- ALL STAFF LEAVE WAS CANCELLED SO THAT QANTAS COULD PROVIDE THE UTMOST ASSISTANCE DURING THE CRISIS PERIOD.
- WE TRANSFERRED 50,000 STRANDED ANSETT PASSENGERS FOR FREE. THAT, BY THE WAY, IS EQUIVALENT TO 128 FULL 747 FLIGHTS.
- WE TRANSFERRED 65,000 HARD UP ANSETT PASSENGERS AT A DEEP DISCOUNT. THAT'S THE EQUIVALENT OF 166 FULL 747 FLIGHTS.
- WE ALSO SOUGHT TO MINIMISE THE IMPACT ON AUSTRALIA'S REGIONAL COMMUNITIES. FROM 14 SEPTEMBER, OUR QANTASLINK SUBSIDIARY OPERATED AN ADDITIONAL 196 FLIGHTS ON EXISTING ROUTES, AND ADDED 99 FLIGHTS ON ROUTES PREVIOUSLY SERVED EXCLUSIVELY BY ANSETT REGIONAL AIRLINES.
- IT IS ALSO WORTH NOTING THAT WE DID NOT INCREASE **ANY** AIRFARES, AND IN FACT, WE HAD MORE DISCOUNTED SEATS DURING SEPTEMBER/OCTOBER THAN FOR THE SAME PERIOD LAST YEAR, BUT, NOT SURPRISINGLY, THEY WERE TAKEN UP QUICKLY.

AND IT SHOULD BE UNDERSTOOD THAT THESE EFFORTS WERE TAKEN IN THE CONTEXT OF:

- THE UPGRADED SECURITY ENVIRONMENT FOLLOWING THE SEPTEMBER 11 DISASTER;
- THE GRIEVING AND SUFFERING OF OUR STAFF DURING THIS VERY DIFFICULT TIME FOR THE AVIATION INDUSTRY, INCLUDING THE DIRECT LOSS OF TWO QANTAS STAFF MEMBERS IN THE ATTACKS
- A HERCULEAN LOGISTICAL EFFORT TO RE-DEPLOY AIRCRAFT SO THAT WE WOULD HAVE THE CAPACITY TO TRANSPORT THE EXTRA NUMBERS OF PEOPLE.

I WANT TO RECORD THE BOARD'S PROFOUND APPRECIATION OF THE PROFESSIONALISM AND DEDICATION OF ALL QANTAS STAFF AND MANAGEMENT WHO HAVE RISEN SUPERBLY TO THE CHALLENGES OF THIS NATIONAL AVIATION CRISIS. THEIR PERFORMANCE IN THE NATIONAL INTEREST HAS BEEN NOTHING LESS THAN OUTSTANDING.

WE HAVE RECEIVED A MASSIVE NUMBER OF COMPLIMENTS IN WRITING AND BY PHONE FOR THIS EFFORT. ON BEHALF OF ALL SHAREHOLDERS I WISH TO PUBLICLY ACKNOWLEDGE THE FANTASTIC EFFORT OF ALL OF OUR STAFF.

IN A MOMENT I WILL SAY A FEW WORDS ABOUT THE WAY AHEAD FOR THE AUSTRALIAN AVIATION INDUSTRY. BUT FIRST I WANT TO REFER TO TODAY'S ANNOUNCEMENT. THIS MORNING TRADING WAS SUSPENDED IN OUR SHARES TO FACILITATE ANNOUNCEMENTS ON EQUITY RAISING AND FLEET ACQUISITIONS.

NARROWBODY FLEET PLAN AND EQUITY RAISING

QANTAS TODAY ANNOUNCED THAT IT WILL PURCHASE 15 NEW NARROW BODY AIRCRAFT AND TWO DASH 8 AIRCRAFT AS PART OF A COMPREHENSIVE REVAMP OF ITS DOMESTIC OPERATIONS.

THE NEW AIRCRAFT WILL ALLOW QANTAS TO PROVIDE PERMANENT ADDITIONAL CAPACITY AND ENHANCE THE RANGE OF SERVICES QANTAS OFFERS FOR TRAVEL IN AUSTRALIA, INCLUDING TO REGIONAL DESTINATIONS.

THE AIRCRAFT WILL BE EITHER BOEING 737-800S OR AIRBUS A320S WITH DELIVERY FROM JANUARY TO JULY NEX YEAR

THESE NEW AIRCRAFT WILL ALLOW QANTAS TO SERVE BETWEEN 65 AND 70 PERCENT OF THE AUSTRALIAN DOMESTIC MARKET.

IN ORDER TO HELP FUND THE ACQUISITION OF THESE NEW AIRCRAFT, QANTAS TODAY ALSO ANNOUNCED IT WOULD RAISE $300 MILLION THROUGH A PLACEMENT OF SHARES TO INSTITUTIONAL SHAREHOLDERS.

IN ADDITION, TO ENSURE ALL QANTAS SHAREHOLDERS HAVE THE OPPORTUNITY TO PARTICIPATE, THEY WILL BE ABLE TO PURCHASE UP TO $3,000 WORTH OF SHARES THROUGH A SPECIAL SHARE PURCHASE PLAN AT THE SAME PRICE AS THE SHARES ISSUED TO INSTITUTIONAL SHAREHOLDERS.

THE SHARE PURCHASE PLAN PRICE AND THE FINAL PLACEMENT PRICE WILL BE ANNOUNCED TOMORROW MORNING AFTER THE GLOBAL BOOKBUILD TO DOMESTIC AND FOREIGN INSTITUTIONS.

THE SHARE PURCHASE PLAN WILL ALLOW LOYAL QANTAS SHAREHOLDERS, MANY OF WHOM HAD OWNED THEIR SHARES SINCE QANTAS WAS PRIVATIZED SIX YEARS AGO, TO PARTICIPATE IN THE EQUITY RAISING AT THE SAME PRICE AS INSTITUTIONS WITHOUT INCURRING ANY CHARGES.

SHAREHOLDERS WILL BE SENT A LETTER NEXT WEEK EXPLAINING THIS SHARE PURCHASE PLAN.

RESULTS

TURNING NOW TO THE MORE CONVENTIONAL ASPECTS OF THE AGM. I CAN INFORM YOU THAT FOR THE YEAR ENDED 30 JUNE 2001, QANTAS PERFORMED VERY CREDITABLY, DESPITE LOW INDUSTRY PROFITABILITY WORLDWIDE AND DIFFICULT DOMESTIC CONDITIONS.

QANTAS ACHIEVED A PROFIT BEFORE TAX OF $597.1 MILLION, 21.7 PERCENT LOWER THAN THE RESULT FOR THE PRIOR YEAR. PROFIT AFTER TAX WAS $415.4 MILLION, 19.7 PERCENT LOWER THAN LAST YEAR'S RESULT.

THESE RESULTS WERE A CONSIDERABLE ACHIEVEMENT AT A TIME WHEN MANY AIRLINES WERE REPORTING LOSSES OR SMALL PROFITS.

- LAST YEAR, AVERAGE AIRFARES FELL BY 3.1 PERCENT, WHILE UNIT COSTS DECLINED BY ONLY 0.3 PERCENT.
- BEFORE THE TERRORIST ATTACKS ON AMERICA, OVERALL INDUSTRY PROFITS WERE EXPECTED TO AVERAGE A MERE 1.1 PERCENT OF REVENUES IN 2000 AND 2001.
- IN THE PAST SIX MONTHS TWO AUSTRALIAN CARRIERS, IMPULSE AND ANSETT, HAVE HAD TO DRAMATICALLY RESTRUCTURE THEIR OPERATIONS.
- QANTAS WAS ALSO AFFECTED BY SIGNIFICANT PRICE DISCOUNTING IN THE AUSTRALIAN DOMESTIC MARKET, A WEAK AUSTRALIAN DOLLAR, AN OVERALL SLOWING IN THE AUSTRALIAN AND INTERNATIONAL ECONOMIES, AND CONTINUED HIGH JET FUEL PRICES.

WITHIN THIS CHALLENGING OPERATING ENVIRONMENT, QANTAS LAID THE POSITIVE FOUNDATIONS FOR FUTURE GROWTH.

FOR THE YEAR ENDED 30 JUNE 2001:

- QANTAS CARRIED MORE THAN 22 MILLION PASSENGERS, OPERATING A FLEET OF 178 AIRCRAFT ACROSS A NETWORK SPANNING 129 DESTINATIONS IN 34 COUNTRIES.

- IN NOVEMBER 2000, QANTAS ANNOUNCED IT WOULD PURCHASE 31 NEW AIRCRAFT AS PART OF A SUBSTANTIAL LONG-TERM FLEET STRATEGY WORTH $10 BILLION.
- QANTAS ALSO COMMENCED INSTALLATION OF A $300 MILLION TOTAL ENTERTAINMENT IN-FLIGHT SYSTEM ON ITS INTERNATIONAL FLEET OF BOEING 747-400 AIRCRAFT TO IMPROVE CUSTOMER SERVICE.
- THE CITYFLYER EXPRESS SERVICE BETWEEN SYDNEY AND MELBOURNE WAS LAUNCHED.
- QANTAS INTRODUCED A NEW RANGE OF DOMESTIC ECONOMY CLASS MEALS.
- OUR SUBSIDIARY, QANTAS FLIGHT CATERING, ESTABLISHED A FACILITY TO PROVIDE SNAP FRESH FOODS FOR OUR TRAVELING CUSTOMERS AND FOR OTHER CUSTOMERS OF QANTAS.

THESE INVESTMENTS WILL ENSURE THAT QANTAS MAINTAINS ITS CAPACITY FOR GROWTH AND ITS REPUTATION FOR EXCELLENCE.

BOARD CHANGES

SINCE OUR LAST ANNUAL GENERAL MEETING THERE HAVE BEEN A NUMBER OF CHANGES TO THE QANTAS BOARD.

ON 1 FEBRUARY, THE BOARD WELCOMED BRITISH AIRWAYS CHIEF EXECUTIVE ROD EDDINGTON AS A NON-EXECUTIVE DIRECTOR. ROD REPLACED BRITISH AIRWAYS CHAIRMAN, LORD MARSHALL, WHO STEPPED DOWN FROM THE QANTAS BOARD ON THE SAME DAY. ON BEHALF OF THE BOARD, I WOULD LIKE TO EXTEND MY GRATITUDE TO LORD MARSHALL FOR HIS FINE CONTRIBUTION.

ON 5 MARCH, JAMES STRONG RETIRED FROM QANTAS AFTER SERVING AS A MEMBER OF THE BOARD FOR 10 YEARS AND AS CHIEF EXECUTIVE AND MANAGING DIRECTOR FOR MORE THAN SEVEN YEARS. ON BEHALF OF THE SHAREHOLDERS, I WOULD LIKE TO EXTEND A VOTE OF THANKS TO JAMES

FOR HIS OUTSTANDING CONTRIBUTION TO QANTAS AND WISH HIM ALL THE BEST FOR THE FUTURE.

GEOFF DIXON ASSUMED THE ROLE AS CHIEF EXECUTIVE OFFICER ON JAMES' RETIREMENT FROM QANTAS ON 5 MARCH. GEOFF RESTRUCTURED THE MANAGEMENT TEAM INCLUDING CHIEF FINANCIAL OFFICER, PETER GREGG, AND SEVEN EXECUTIVE GENERAL MANAGERS, EACH WITH SPECIFIED AREAS OF RESPONSIBILITIES.

I THINK FEW INCOMING CEOS HAVE CONFRONTED AS MANY UNEXPECTED CHALLENGES AS GEOFF DIXON AND HIS MANAGEMENT TEAM, AND THEIR LEADERSHIP IN DIFFICULT CIRCUMSTANCES HAS BEEN INSPIRATIONAL. THE BOARD IS CONFIDENT THAT THIS TEAM IS WELL PLACED TO BUILD ON THE PAST RECORD OF SUCCESS, AND TO OVERCOME THE CHALLENGES THAT QANTAS CONFRONTS NOW AND IN THE FUTURE.

IT HAS BEEN A PRIVILEGE FOR ME TO SERVE AS CHAIRMAN OF QANTAS OVER THE PAST YEAR. THE EXCEPTIONAL RELATIONSHIP BETWEEN THE BOARD AND THE SENIOR EXECUTIVE TEAM HAS SERVED QANTAS WELL, AND AUGURS POSITIVELY FOR THE FUTURE OF THE COMPANY.

QANTAS STRATEGY

IT NEEDS TO BE ACKNOWLEDGED THAT OVER THE COMING YEARS, QANTAS FACES AN EXTREMELY CHALLENGING EXTERNAL ENVIRONMENT. QANTAS IS THE 13TH LARGEST AIRLINE IN THE WORLD, BUT ACCOUNTS FOR ONLY ABOUT 2.1 PER CENT OF THE WORLD MARKET. THE IMPACT OF SEPTEMBER 11 AND THE SLOWING GLOBAL ECONOMY WILL PUT VERY SERIOUS PRESSURE ON INTERNATIONAL YIELDS. THE AUSTRALIAN DOLLAR'S WEAKNESS MAY NOT IMPROVE AND AUSTRALIAN DOLLAR FUEL PRICES MAY REMAIN AT NEAR HISTORICAL HIGHS.

NEVERTHELESS, QANTAS IS A DISCIPLINED AND ROBUST COMPANY, AND GOES FORWARD WITH THE AIM OF RETAINING AND ENHANCING ITS STATUS

AS AUSTRALIA'S GLOBAL AIRLINE. WE DRAW STRENGTH FROM OUR AUSTRALIAN IDENTITY AND OUR GLOBAL REPUTATION FOR SAFETY, RELIABILITY, ENGINEERING EXCELLENCE AND CUSTOMER SERVICE.

THE BOARD AND MANAGEMENT OF QANTAS WILL CONTINUE TO INVEST WISELY, AND SEEK OUT COST EFFICIENCIES, ECONOMIES OF SCALE AND GREATER LEGISLATIVE AND REGULATORY FREEDOMS TO ENSURE THE COMPANY IS WELL PLACED TO BUILD ON ITS PAST RECORD OF SUCCESS.

FUTURE

NOW TO THE FUTURE. WE ARE IN THE MIDST OF A NATIONAL DEBATE ABOUT THE BEST SHAPE AND STRUCTURE FOR THE AUSTRALIAN AVIATION INDUSTRY. THE SEVERE DISRUPTION CAUSED BY THE APPOINTMENT OF AN ADMINISTRATOR TO ANSETT HAS ONLY HIGHLIGHTED THE CRITICAL NEED FOR STABILITY AND CERTAINTY.

AND AS WE GO FORWARD, ALL PARTICIPANTS IN THIS DEBATE MUST REMEMBER THAT THIS INDUSTRY DEPENDS FOR ITS VERY SURVIVAL ON CONFIDENCE. IN THIS RESPECT THEN, AN AIRLINE IS RATHER LIKE A BANK. ONCE PEOPLE LOSE CONFIDENCE IN A COMPANY A RUN BEGINS, AND AN AIRLINE CAN FIND ITSELF OUT OF BUSINESS VERY QUICKLY INDEED.

THE CONFIDENCE THAT CUSTOMERS HAVE IN QANTAS IS A GREAT CORPORATE ASSET AND IT'S ALSO A GREAT NATIONAL ASSET. THE BOARD RECOGNISES ITS RESPONSIBILITY TO MAINTAIN THIS ASSET AND WE WILL CONTINUE TO PRESS OUR CASE WITH GOVERNMENTS AND OTHERS AS THE DEBATE ABOUT THE FUTURE OF THE AVIATION INDUSTRY FOCUSES ON MORE SPECIFIC IDEAS OVER THE COMING YEAR.

IN OUR VIEW, IT IS CRITICAL THAT ALL PARTICIPANTS DRAW THE RIGHT CONCLUSIONS FROM THE ANSETT SITUATION . AS AN INDUSTRY, WE CANNOT AFFORD TO TRY AND RECREATE THE RECENT PAST OF CUT-THROAT COMPETITION. NOR CAN WE AFFORD TO RETREAT TO SOME DISTANT PAST

OF HEAVY REGULATION, LIMITED DISCOUNT FARES AND COSTLY GOVERNMENT INTERVENTION. NEITHER APPROACH WILL DELIVER CONFIDENCE TO THE INDUSTRY. THEY WILL NOT BE IN THE BEST INTERESTS OF THE TRAVELING PUBLIC.

QANTAS HAS WORKED HARD TO BECOME THE STRONG AIRLINE IT IS TODAY. BUT NO MATTER HOW WELL RUN QANTAS IS, WE CAN'T EXPECT TO PROSPER IF OUR COMPETITION IS SUBSIDISED HEAVILY BY GOVERNMENTS (STATE OR FEDERAL) OR OTHER BODIES SUCH AS AIRPORTS.

OUR COMPETITORS MUST BE COMMERCIALLY VIABLE ON SIMILAR TERMS TO OURSELVES IF THEY ARE TO GENERATE THE INVESTOR AND CUSTOMER CONFIDENCE NEEDED FOR LONG TERM SUCCESS. THE NATIONAL INTEREST WILL NOT BE WELL SERVED BY LIMITING QANTAS' CHANCES OF SUCCESS IN AN ATTEMPT TO ARTIFICIALLY PROP UP LESS COMPETITIVE DOMESTIC PLAYERS.

WE NEED A COMPETITIVE BUT STABLE INDUSTRY STRUCTURE THAT ACCORDS WITH MARKET REALITIES. **AND WE NEED TO ACCEPT THAT THE AUSTRALIAN AVIATION INDUSTRY OF THE FUTURE MAY LOOK VERY DIFFERENT TO THAT OF THE PAST.**

FOR EXAMPLE, CANADA ONLY HAS ONE NATIONAL CARRIER. SO DOES FRANCE. SO DOES GERMAN, ITALY AND MANY OTHER COUNTRIES. INSTEAD OF TWO NATIONAL CARRIERS, COMPETITION CAN VERY EFFECTIVELY BE SUSTAINED BY A RANGE OF INDEPENDENT COMPETITORS FOCUSING ON PARTICULAR MARKET SEGMENTS.

ANOTHER EXAMPLE. WE SHOULD PREPARE FOR A CLOSER ALIGNMENT BETWEEN THE AUSTRALIAN AND NEW ZEALAND AVIATION MARKETS. IT WAS WITH THIS IN MIND SEVERAL MONTHS AGO THAT WE SOUGHT TO BECOME A CORNERSTONE SHAREHOLDER IN AIR NEW ZEALAND. SUCH A PARTNERSHIP

MADE SENSE TO US THEN, AND IT STILL DOES, BUT IT COULD NOW BE SOME TIME BEFORE A REAL MARKET-DRIVEN SOLUTION IS ACHIEVABLE.

A FINAL THOUGHT. IN THE NEW AVIATION ENVIRONMENT, FLEXIBILITY IS A CRITICAL REQUIREMENT AND QANTAS HAS A MAJOR RESTRICTION HINDERING OUR CAPACITY TO PERFORM. THE RESTRICTION ON FOREIGN INVESTMENT OUTLINED IN THE QANTAS SALE ACT MUST BE LIFTED TO GIVE QANTAS GREATER FLEXIBILITY TO MANAGE ITS DESTINY.

OUTLOOK

THE SIGNIFICANT RECENT EVENTS WHICH HAVE OCCURRED BOTH IN AUSTRALIA AND OVERSEAS MAKE IT DIFFICULT TO FORECAST PROFITABILITY FOR THE CURRENT YEAR.

OUR DESIRE TO RAISE CAPITAL IN ORDER TO EXPAND OUR DOMESTIC NETWORK SHOWS THE CONFIDENCE WE HAVE IN OUR DOMESTIC OPERATION.

INTERNATIONALLY QANTAS IS ACTIVELY MANAGING OPERATIONS TO MINIMISE THE IMPACT OF CURRENT MARKET CONDITIONS.

OVERALL EXCLUDING ACCOUNTING POLICY CHANGES WE EXPECT TO DELIVER A PROFIT BEFORE TAX RESULT IN LINE WITH THE PREVIOUS YEAR.

CONCLUSION

LET ME CONCLUDE. YOU CAN BE SURE THAT QANTAS IS COPING WELL WITHIN VERY UNUSUAL AND RAPIDLY CHANGING CIRCUMSTANCES.

THE BOARD AND MANAGEMENT OF QANTAS IS STRONGLY FOCUSED ON CREATING A STRONG AND SOUND FUTURE FOR THIS AIRLINE WITHIN A STABLE AUSTRALIAN AVIATION INDUSTRY. WE WILL CONTINUE TO ACT IN THE BEST INTERESTS OF OUR CUSTOMERS, EMPLOYEES, SHAREHOLDERS AND, OF COURSE, AUSTRALIA.

Qantas Airways

Investor Briefing

18 October 2001

This announcement has been prepared for use in Australia and may not be released in the United States. This announcement does not constitute an offer of securities for sale in the United States. Any securities described in this announcement may not be offered or sold in the United States absent registration under the US Securities Act or an exemption from Registration

Executive Summary

- Announcement of narrowbody fleet expansion for use in domestic market
- Aircraft acquisition will be value enhancing
- Partly funded through $300 million ordinary equity placement to maintain balance sheet strength

Global Aviation Market

- Circumstances have changed since our full year results announcement:
  - Terrorist attacks in the US
  - Ansett
  - Air New Zealand

Rationale for Domestic Fleet Expansion

- Capacity requirement in the domestic market due to Ansett's collapse
- Acquisition of 15 narrowbody aircraft and two Dash 8 aircraft will facilitate low cost capacity growth in the domestic market
- Aircraft acquisition is expected to increase Qantas' sustainable market share to between 65 and 70 percent as Virgin grows and other players emerge

Rationale for New Aircraft Acquisition

- Aircraft are available at greatly reduced prices following events of 11 September
- Cost will be in the order of A$1.5 billion, including start-up costs

Details of New Aircraft

- Choice between new generation narrowbody aircraft:
  - Boeing 737-800
  - Airbus A320
- Delivery profile:
  - Two aircraft per month, from January - June 2002
  - Three aircraft in July 2002

Benefits of Acquisition

- Expected benefits:
  - A reduction of 25 percent in operating cost/ASK and 13 percent in total cost/ASK, compared with existing narrowbody fleet
  - A positive NPV of approximately $805 million
  - An IRR of approximately 24 percent

Funding of Acquisition

- Partly funded through equity capital raising:
  - $300 million book build placement underwritten by UBS Warburg, Merrill Lynch and Deutsche Bank
  - Share Purchase Plan to all eligible shareholders following completion of placement

Funding of Acquisition

- Remainder of acquisition cost will be funded by debt and operating cashflows
- Financing alternatives include:
  - Export Credit financing
  - Operating leases
  - Secured Bank/EETC style funding
  - Also some unsecured debt opportunities

Capital Management

- Shareholder value is maximised with an investment grade credit rating
- Equity raising maintains gearing within target range of 50 - 60 percent (net debt to net debt plus equity including off balance sheet debt)

International Market Conditions

- Reduction in international seat factors and forward bookings following 11 September
- Reduction in services to US from 31 to 28 per week in response to reduced demand
- Temporary suspension of one service per week to India, Taipei and Jakarta
- Constantly monitoring all international routes

International Market Conditions

- However, Qantas has not been impacted as heavily as other airlines
- If conditions deteriorate further, Qantas has the flexibility to:
  - further adjust capacity
  - accelerate retirement of the B747-200 aircraft

Impact on Existing Fleet Plan

- Fleet plan announced in November 2000, incorporating 31 aircraft orders, was conservative and remains relevant
- Negotiated purchase price at that time remains highly competitive
- Fleet plan incorporates significant flexibility, in the form of slide rights, to move deliveries to match capacity requirements

Current Operating Environment

- Industry cost pressures:
  - Insurance premiums
  - Security costs
  - Fuel prices
  - Aviation charges

Current Operating Environment

- Product initiatives:
  - Domestic operations restructure
  - Manpower review
  - Discretionary expenditure freeze

Outlook

- Our decision to raise capital in order to expand our domestic network shows the confidence we have in our domestic operation
- Actively managing international operations to minimise the impact of current market conditions.
- Overall, excluding accounting policy changes, we expect to deliver a profit before tax result in line with the previous year

Appendices

British Airways' Intentions

- "Whilst our Qantas shareholding forms an important part of our asset base, British Airways is managing its business with a view to cashflow and, accordingly, does not intend to participate in the Qantas placement."

Placement Timetable

- Book opens
  - 3:00pm Thursday, 18 October
- Book closes
  - 7:00am Friday, 19 October
- Settlement T + 3
  - Delivery versus Payment though CHESS on Wednesday 24 October
  - Trading Thursday 25 October


QANTAS

Media Release

QANTAS ANNOUNCES SUCCESSFUL COMPLETION OF $450 MILLION EQUITY PLACEMENT

NOT FOR RELEASE IN THE UNITED STATES

MELBOURNE, 19 October 2001: Qantas Airways Limited today announced it had raised $450 million via a placement of approximately 148 million fully paid ordinary shares to local and offshore institutions at $3.05 per share.

The placement was underwritten by UBS Warburg, Merrill Lynch and Deutsche Bank and completed by a global overnight bookbuild.

Qantas Chief Executive Officer, Mr Geoff Dixon, said Qantas was very pleased with the response from investors, with the amount raised by the placement increased to $450 million to meet the strong demand for the offering.

"The funds raised will enable Qantas to maintain a strong balance sheet through prudent funding of the expansion of our longer-term domestic fleet capacity. The new generation aircraft will allow Qantas to continue to improve services to our customers," Mr Dixon said.

Qantas also announced that all Australian and New Zealand shareholders will be able to subscribe for up to $3,000 worth of shares at the placement price of $3.05, without incurring brokerage or other transaction costs.

"Qantas has a significant number of loyal small shareholders who have held their investment in Qantas since it was privatised. The Share Purchase Plan gives our shareholders the opportunity to participate in the equity raising at the same price as institutions, without incurring any charges," Mr Dixon said.

The date for determining entitlements to receive an offer under the Share Purchase Plan is 26 October 2001. The shares issued will rank equally with existing ordinary shares on issue. Any additional funds raised under the Share Purchase Plan will be used to fund the fleet expansion.

If the subscriptions received by Qantas from shareholders under the Share Purchase Plan exceed $230 million, Qantas will be required by law to scale back the number of shares issued to shareholders under this offer.

Full details of the Share Purchase Plan will be set out in documentation which will shortly be sent to shareholders.

This announcement has been prepared for use in Australia and may not be released in the United States. This announcement does not constitute an offer of securities for sale in the United States. Any securities described in this announcement may not be offered or sold in the United States absent registration under the US Securities Act or exemption from Registration.

Issued by Qantas Public Affairs (Q2540)
Media Enquiries: Michael Sharp - Telephone 0408 480 145



General Counsel
Brett Johnson


QANTAS

19 October 2001

Companies Announcement Office
Australian Stock Exchange
20 Bridge Street
Sydney NSW 2000
Facsimile: 1 300 300 021

Dear Sir

Trading in Qantas Shares

On 18 October 2001 Qantas requested a halt in trading in its securities until commencement of trading on 19 October 2001.

Qantas has announced a placement to local and offshore institutions of A$450,000,000 of Qantas shares at an issue price of A$3.05.

It is requested that trading in Qantas shares recommence at 11:30 am on Friday 19 October 2001.

This will allow for the confirmation of the terms of the placement and allocations with investors prior to trading to commence an orderly market in Qantas shares.

Yours faithfully

Brett Johnson
General Counsel

Gencores\October.24

QANTAS
Legal Department

Qantas Airways Limited
ABN 16 009 661 901

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT
APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Qantas Airways Limited (ABN 16 009 661 901) gives the ASX the following information:

Part 1 – All issues

1	Class of securities issued or to be issued	Ordinary Shares
2	Number of securities issued or to be issued or maximum number which may be issued	149,540,984
3	Principal terms of the securities	Shares will be issued to Australian and offshore institutions in accordance with the Qantas Constitution and rank pari passu with other ordinary shares
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities	Yes
5	Issue price or consideration	$3.05
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To raise funds for the acquisition of new aircraft and general working capital
7	Dates of entering securities into uncertificated holdings or despatch of certificates	Wednesday 24 October 2001

8 Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class
1,479,893,204	Ordinary

9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class
US$175,000,000	144a 30 June 2003 US Issue
US$350,000,000	144a 15 June 2009 US Issue
A$260,000,000	A$ Commercial Paper (various expiry dates)

A$200,000,000	Fixed Rate Medium Term Note, maturing 31 October 2003
A$20,000,000	Fixed Rate Medium Term Note, maturing 15 March 2007
A$100,000,000	Fixed Rate Medium Term Note maturing 15 October 2007

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests).

Same as for existing Ordinary Shares

Part 3 – Quotation of securities

34 Type of securities

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: *restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities*

All entities
Fees

43 Payment method (tick one)

☒ By Cheque (upon receipt of Tax Invoice)

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Period payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX:

   - the issue of the securities to be quoted complies with the law and is not for an illegal purpose;
   - there is no reason why those securities should not be granted quotation;
   - an offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Act; and
   - section 724 of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737 or 738 of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document is not available now, we will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Brett Johnson
General Counsel & Company Secretary
22 October 2001


QANTAS

Media Release

QANTAS PROPOSES WAGE PAUSE AND INCENTIVE SCHEME

SYDNEY, 22 October 2001: Qantas Airways today put to the Union movement a proposal for a wage pause and an Incentive Scheme that would see employees receive a lump sum payment if Qantas matched or exceeded last year's profit result.

The proposals were detailed at a meeting held today in Sydney with all Unions represented at Qantas.

Qantas Chief Executive Officer Geoff Dixon said the Qantas Board had approved the Incentive Scheme at its meeting last week.

"If Qantas is to survive and grow then it must make the right decisions now," Mr Dixon said.

"Our international operations, which provide the majority of the company's revenue and profit, continue to be affected by the consequences of the 11 September terrorist attacks.

"At the same time, our domestic operations are highly vulnerable to the substantially lower cost structures enjoyed by our competitors.

"In this challenging environment, and in order to secure Qantas jobs with reasonable pay and conditions, we have proposed a wage pause across the company," Mr Dixon said.

Mr Dixon said the Board approved Incentive Scheme for all employees would be triggered if Qantas matched or exceeded the profit result for the 2001 financial year.

If Qantas matched last year's profit result of $550 million, then employees would receive a lump sum payment equivalent to 3 per cent of their base salary. The average employee would receive $1,298.

If Qantas exceeded last year's profit result, the payment would increase in steps up to a potential 10 per cent of base salary.

"The proposals we have put to the Unions today are designed to protect, and hopefully grow, Qantas jobs and to ensure Qantas establishes itself as one of the strongest airlines in the world," Mr Dixon said.

"However, we have also told the Unions that there are likely to be job losses as a result of the continuing international downturn.

"Qantas management will be holding further meetings with all Union groups over the coming weeks and any redundancies will be handled in close consultation with the Unions and all possible measures will be examined before anyone is made redundant."

Issued by Qantas Public Affairs (Q2544)
Media Enquiries: Michael Sharp - Telephone 0408 480 145

General Counsel and
Company Secretary
Brett Johnson


QANTAS

26 October 2001

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000
Facsimile: 1300 300 021

Dear Sir

Results of Resolutions and Proxy Information – 2001 Annual General Meeting

As required by Listing Rule 3.13.2, we advise that the following Resolutions were passed by shareholders at the 2001 Annual General Meeting held in Melbourne on 18 October 2001:

3. Election of Non-Executive Directors

3.1 Margaret Jackson – Ordinary Resolution

"That Margaret Jackson, a Director retiring in accordance with the Constitution, being eligible, is re-elected as a Director of Qantas Airways Limited."

3.2 Mike Codd – Ordinary Resolution

"That Mike Codd, a Director retiring in accordance with the Constitution, being eligible, is re-elected as a Director of Qantas Airways Limited."

The above Resolutions were decided by a show of hands. As required by section 251AA(2) of the Corporations Act, the following proxy information is provided:

	TOTAL NUMBER OF PROXY VOTES				
	FOR	AGAINST	ABSTAIN	OPEN (BOARD)	OPEN (OTHER)
ELECTION OF MARGARET JACKSON	311,096,369	1,735,665	15,023,513	17,137,208	325,988
ELECTION OF MIKE CODD	309,460,864	2,433,991	15,225,748	17,863,060	335,080

Yours faithfully

Brett Johnson
General Counsel & Company Secretary


QANTAS

Media Release

QANTAS BUYS BOEING 737-800s

SYDNEY, 28 October 2001: Qantas Airways Limited said today it had selected the Next Generation Boeing 737-800 aircraft to add immediate capacity to its Australian operations.

Qantas Chief Executive Officer Geoff Dixon said agreement had been reached for an initial order of 15 aircraft.

Options had been taken on another 60 aircraft to progressively replace existing 737-300 and 737-400 aircraft and to provide for growth.

The first aircraft would be in service in January. The remainder of the first 15 aircraft would be progressively introduced between February and July 2002.

Mr Dixon said Qantas had worked closely with Boeing and its oneworld alliance partner, American Airlines, to facilitate the speedy introduction of the aircraft.

The aircraft will come from existing orders that American Airlines had in place with Boeing.

"American Airlines will assist Qantas with technical advice, simulator training for pilots, spare parts and engines," he said.

Mr Dixon said the new aircraft would have Qantas interiors, more spacious cabins, more headroom and larger windows. They will be fitted progressively with new slimline seats.

The new aircraft will enable Qantas to meet the demand created by the collapse of Ansett Airlines and to provide for growth in all sections of the Australian tourism industry.

Mr Dixon confirmed that, as announced last week, the Boeing 737-800s would be the cornerstone of revamped Qantas domestic operations that will feature:

- the new aircraft, with an all economy class configuration of at least 165 seats, operating on services where there is small or no demand for business class travel;
- reconfiguration of a number of existing Qantas Boeing 737 aircraft to create a total fleet of about 40 all economy class aircraft;
- flights between Perth, Adelaide, Melbourne, Sydney and Brisbane operated by larger, two class, wide body aircraft (Boeing 767s or Airbus A330s);

- regular two class Boeing 747 services between Perth and the East Coast of Australia and on long haul leisure routes;
- a significant increase in direct flights between capital cities with fewer stops at ports in between;
- an extension of the extremely successful City***flyer*** service, which currently operates between Sydney and Melbourne, to Brisbane;
- expanded Qantas Club lounges;
- enhancement of the Frequent Flyer program with additional partners such as Diners Club.

Mr Dixon also announced that Qantas had decided to enter into a 10-year strategic alliance with American Airlines, the world's largest airline. Details of the agreement will be finalised in the next few weeks and will involve:

- Qantas using American Airlines specifications as standard for the replacement of the Qantas single aisle fleet (for example Boeing 737s), creating opportunities for short-term leasing between the airlines to cater for peaks and troughs in demand;
- Joint purchasing;
- Qantas progressively relocating to the American Airlines terminal at Los Angeles airport;
- Qantas commencing Auckland-Dallas-Auckland non-stop services when the new, long range Boeing 747-400 is delivered in late 2002. Dallas is a major worldwide hub for American Airlines, particularly to all major North American and South American cities;
- Expansion of the codeshare agreement between the two carriers;
- Expansion of the Frequent Flyer agreement.

Mr Dixon said Qantas had made a huge financial commitment to purchasing the new 737-800 aircraft despite real concerns about Government decisions to subsidise both the operations of Ansett Mark II and the expansion of Virgin Blue.

"As an airline, we have been outspoken against Government ownership of airlines, which is the ultimate form of subsidy in the international market," he said.

"We now see Governments and prospective Governments of all persuasions subsidising and proposing other assistance to our domestic competitors, one of which collapsed through management failures, overmanning and outmoded work practices.

"To subsidise particular airlines on selected routes will create distortions that could harm the industry for years to come.

"Using taxpayers' funds to prop up our rivals is the antithesis of what has been preached in Australia about competition in recent years," he said.

Mr Dixon said that after six years of very effective performance for Australia as a fully privatised company, it was not realistic to expect Qantas to prosper if its competition was subsidised.

"The national interest will not be served by limiting Qantas' chances of success in an attempt to artificially prop up less competitive players.

"Australia still has two domestic airlines and competition, capacity and a wide range of discount fares are re-emerging quickly," he said.

Mr Dixon said it was obvious to all observers that the industry needed to consolidate, and would indeed consolidate, and the practices that have hampered its development for years and harmed efficient carriers would only be further exacerbated by subsidies.

Issued by Qantas Public Affairs (Q2547)
Media Enquiries: Michael Sharp 0408 480145

NOTICE OF CHANGE IN DIRECTOR'S INTERESTS
Section 205G of the Corporations Act

To: Australian Stock Exchange Limited ("ASX")
Company Announcements Office
Level 4, 20 Bridge Street
SYDNEY NSW 2000
Fax No: 1300 300 021

1. Notice on change of interests

Name of Director:	Geoffrey James Dixon
Name of Company:	Qantas Airways Limited ABN 16 009 661 901
Date of last notification to ASX:	17 April 2001
Date my interest changed:	3 October 2001

2. I disclose the following changes to interests previously notified to the ASX

	Interest	**Circumstances giving rise to the relevant interest**	
s205G(1)(a)	I have a relevant interest in the following shares in Qantas or related bodies corporate:		
	• 14,111 ordinary shares held by Geoffrey James Dixon	Previously advised:	13,718 shares
		DRP shares:	393 shares
		Total:	14,111 shares

Signed

1/11/2001
Date

General Counsel and
Company Secretary

Brett Johnson


QANTAS

8 November 2001

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000
Facsimile: 1 300 300 021

Dear Sir

Resignation of Assistant Company Secretary

Pursuant to Listing Rule 3.16.1 Qantas Airways Limited advises that Garie Hillier resigned as Assistant Company Secretary effective 2 November 2001.

Yours faithfully

Brett Johnson
General Counsel & Company Secretary

Qantas Airways Limited
ACN 009 661 901
203 Coward Street, Mascot, New South Wales, 2020, Australia

General Counsel and
Company Secretary
Brett Johnson


QANTAS

13 November 2001

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000
Facsimile: 1 300 300 021

Share Purchase Plan (SPP) – Documentation Sent to Shareholders

Pursuant to Listing Rule 3.17, attached is a sample of the Chairman's Letter and Application Form sent to shareholders regarding the SPP.

Yours faithfully



Brett Johnson
General Counsel & Company Secretary

Chairman
Margaret Jackson


QANTAS

31 October 2001

Dear Shareholder

Qantas Share Purchase Plan

On 19 October 2001, Qantas announced that it had successfully raised A$450 million by way of a placement of ordinary shares to Australian and foreign institutions (Placement).

At the time of the announcement of the Placement, the Qantas Board also announced the establishment of a Share Purchase Plan (SPP) which is to be open to eligible shareholders.

The SPP provides an opportunity for all eligible shareholders to buy additional ordinary shares in Qantas at the same price as under the Placement – A$3.05 per share. No brokerage or other charges will apply to shares purchased under the SPP.

This letter sets out the terms and conditions of the offer under the SPP. By accepting the offer to purchase shares under the SPP, you will have agreed to be bound by these terms and conditions and the Qantas Constitution.

You are eligible to participate in the SPP if you were a registered holder of ordinary Qantas shares at the close of business on 26 October 2001 with a registered address in either Australia or New Zealand (the Board has determined that it is not lawful or practical for shareholders in other jurisdictions to participate in the SPP).

If you are eligible to purchase shares under the SPP, you may select one of the following alternatives:

Offer A	325 shares	Total amount payable @ A$3.05 per share	A$991.25
Offer B	650 shares	Total amount payable @ A$3.05 per share	A$1,982.50
Offer C	975 shares	Total amount payable @ A$3.05 per share	A$2,973.75

The offer under the SPP has been structured to comply with the Australian Securities & Investment Commission Class Order 00/194.

Under that Class Order, the maximum number of 975 shares applies to all eligible shareholders, even if you receive more than one offer from Qantas (for example, because you are a joint holder of shares or because you hold more than one shareholding under separate share accounts). Qantas reserves the right to reject any application for shares to the extent it believes this term has not been complied with.

The Australian Stock Exchange (ASX) Listing Rules impose a restriction on the maximum number of shares which can be issued in any 12 month period without shareholder approval. To comply with this Rule, if the applications for shares received by Qantas under the SPP exceed approximately A$229 million, Qantas will be required to limit the number of shares which are issued to shareholders under the SPP. In these circumstances, Qantas intends to reduce the maximum number of shares which shareholders are entitled to under Offer C, and then if necessary Offer B, so that the ASX limit is not breached.

Purely as an example, should a majority of eligible shareholders participate in the SPP, to ensure that Qantas remains within the ASX limit, it may be necessary to reduce the maximum number of shares offered to each eligible shareholder to 600 shares. If this occurs, all shareholders who applied under Offer C or Offer B will be issued with 600 shares. Those shareholders who applied for Offer A will be issued with the 325 shares. Any necessary refund will be paid by Qantas.

The purchase price for each Qantas share issued under the SPP will be A$3.05 which represents a 5.8642% discount from the closing price of Qantas shares on Wednesday 17 October 2001 (being the last trading day prior to the Placement) of A$3.24 and is the same price at which shares were issued under the Placement.

Please note, the market price of Qantas shares may rise or fall between the date of this offer and the date when shares are allotted to you. This means that the price you pay per share under this offer may exceed the price of Qantas shares at the time the shares are allotted to you under the SPP. Accordingly, you should seek your own financial advice in relation to this offer and your participation in the SPP.

To purchase Qantas shares under the SPP, please complete the attached Application Form and return it, together with your cheque made payable to "Qantas SPP Account", in the enclosed reply paid envelope. Applications must be received by 5:00pm on Friday 23 November 2001.

Applications received after 23 November 2001 will not be accepted. If the exact amount of money is not tendered with the acceptance slip, Qantas reserves the right to return your Application Form and cheque and not allot any shares to you.

Shares will be issued on Friday 30 November 2001. It is anticipated that the shares allotted to you under the SPP will be quoted on the ASX on or about 3 December 2001. You should receive your holding statement or confirmation advice shortly after that date. You should confirm your holding before trading in any shares you believe have been allotted to you.

Participation in the SPP is entirely at your option. The offer under the SPP is non-renounceable. This means that you cannot transfer your right to purchase shares under the offer to anyone else.

Qantas may conduct an SPP in future years, however you should be aware the present intention of the Directors is that the SPP will only operate in 2001.

All new shares issued under the SPP will rank equally with existing fully paid ordinary shares in Qantas and will carry the same voting rights, dividend rights and other entitlements at the allotment date.

If you have any questions in respect of the SPP, please contact:

Qantas Share Registry
Toll Free: 1800 177 747
Facsimile: (02) 8234 5180

Yours sincerely



Margaret Jackson
Chairman

Qantas Airways Limited
ABN 16 009 661 901


QANTAS

All correspondence to:
Qantas Share Registry
Level 3, 60 Carrington Street
Sydney New South Wales 2000
Australia
Enquiries (within Australia) 1800 177 747
(International) 61 2 8234 5470
Facsimile 61 2 8234 5180

Holder Identification Number:
Entitlement Number:
Record Date: Friday 26 October 2001
Offer Closes: Friday 23 November 2001
Purchase Price: A$3.05 per share

A Share Purchase Plan Application Form

I/we wish to apply for the number of shares set out below in accordance with the terms and conditions of the Qantas Airways Limited (Qantas) Share Purchase Plan (SPP).

DECLARATION AND ACKNOWLEDGMENTS

By forwarding a cheque and completing this form, you acknowledge that you have read and understood the terms and conditions of the SPP set out in the Chairman's Letter dated 31 October 2001. You confirm that the total cost of all shares purchased by you (including through joint and beneficial holdings) does not exceed A$3,000.

Your cheque should be made payable to 'Qantas SPP Account' and crossed 'Not Negotiable'. Please ensure you submit the correct amount. Incorrect payments may result in your application being rejected.

Acceptance slips and cheques must be received no later than 5.00pm (Sydney time) on 23 November 2001 at Locked Bag 150, Sydney NSW 2001. You should allow sufficient time for this to occur. The postal acceptance rule does not apply to the SPP. A reply paid envelope is enclosed for shareholders in Australia. New Zealand holders will need to affix the appropriate postage. Your acceptance slip and cheque should be returned in the envelope provided.

INSTRUCTIONS

- Please write your entitlement number on the back of your cheque
- Payments must be made via cheque accompanying the acceptance slip
- Cash will not be accepted via the mail or at the Qantas Share Registry
- Payments cannot be made at any bank
- Do not pin or staple the cheque to the acceptance slip
- Cheques must be in Australian dollars and drawn on an Australian bank

Qantas may settle, in any matter it thinks fit, any disputes or anomalies which may arise in connection with or by reason of the operation of the SPP, whether generally or in relation to any applicant or application of shares. The decision of Qantas will be conclusive and binding on all persons to whom the determination relates. Qantas reserves the right to waive compliance with any provision of the SPP terms and conditions.

This offer is non-renounceable

Detach here and return Acceptance Slip and Cheque in the envelope provided

QANTAS_9999/000041/000041

B Payment Acceptance Details

No signature required

In case we need to contact you

BH (____) ____________

AH (____) ____________

Record Cheque Details Below

Drawer | **BSB Number** | **Amount** A$ -

Cheques to be made payable to 'Qantas SPP Account'.

Indicate your choice below by marking one box only.

Offer A		**Offer B**		**Offer C**
325 Shares	or	650 Shares	or	975 Shares
A$991.25		A$1,982.50		A$2,973.75


QANTAS

Media Release

PROPOSED CHANGES TO TRADE PRACTICES ACT WOULD SEVERELY HANDICAP QANTAS

SYDNEY, 14 November 2001: Requests from the possible new owners of Ansett Australia Airlines to have radical changes introduced to the Trade Practices Act would severely handicap Qantas just for being efficient.

The "Fox/Lew" Syndicate has proposed changes from "purpose" to "effect" in Section 46 of the Act and also to allow the ACCC to issue "cease and desist" notices.

Qantas Chairman Margaret Jackson said today the changes would "clearly not be in the national interest".

"The House of Representatives Standing Committee on Economics, Finance and Public Administration, Competing Interests said after a September 2001 inquiry that 'the proposal to move to an effects test had been considered on five occasions since 1989 during various reviews of the TPA. All five inquiries expressed concern that the effects test would not be able to satisfactorily distinguish between desirable and undesirable competitive activity by firms'.

"This is a critical and legitimate issue for Qantas," Ms Jackson said.

"At a time of unprecedented turmoil in the aviation industry, now is not the time to experiment with extremely wide and draconian powers that do not, and cannot, adequately distinguish between legitimate competitive and efficient behaviour and anti-competitive behaviour.

"Handicapping Qantas' competitive behaviour may be beneficial to the private interests of Ansett's proposed new owners, but is contrary to the national interest."

Ms Jackson said Qantas had worked extremely hard since its privatisation six years ago to become competitive, both domestically and internationally.

This had been achieved through sound economic and operational decisions, wise investment and a competitive strategy well within the confines of the Trade Practices Act.

Ms Jackson said the ACCC had wide ranging power and significant resources to ensure Qantas did not misuse market power.

"Qantas has a proud record of operational excellence and ethical business practices. This will not change," she said.

Issued by Qantas Public Affairs (Q2557)
Media Enquiries: Michael Sharp - Telephone 02 9691 3469


QANTAS

Media Release

QANTAS TO REDUCE STAFF BY 1500 TO 2000

SYDNEY, 15 November 2001: Qantas Airways said today it would reduce staff positions by between 1500 and 2000 as a result of the sharp and continuing deterioration in the international aviation market.

Qantas Chief Executive Officer Geoff Dixon said the reductions in staff would take place before the end of December and would be achieved by redundancies, attrition and by not filling budgeted vacancies.

Every effort would be made to keep compulsory redundancies to a minimum.

Mr Dixon said the downsizing by Qantas was considerably less than for other international airlines. The industry had shed over 250,000 jobs in the past eight weeks.

Mr Dixon said a range of other initiatives would also be introduced immediately to meet the market downturn. These include:

- Taking of annual and long service leave;
- Job sharing by interested staff; and
- Leave without pay.

Mr Dixon said Qantas would also make further reductions to its international flying, taking the reduction in capacity since the terrorist attacks on America to around 11 per cent:

- All flights to New York will be withdrawn from November 25;
- There will be a reduction in flights to Rome, Johannesburg, Bangkok, Manila and Buenos Aires; and
- Paris services will be, from March, routed over Frankfurt.

In addition to the reduction in services, Qantas had decided to retire its fleet of five 747-200 aircraft from April next year. The aircraft were planned to be phased out from late 2003.

Qantas would also make extensive internal changes, moving a significant number of people from its international operation to its domestic operation.

Mr Dixon said these moves by Qantas were designed to bolster decisions made last month to respond to the international aviation downturn resulting from the terrorist attack, to lower its cost base and to put it in a strong position to take advantage of the inevitable recovery of the international aviation market.

These decisions included:

- Seeking a wages pause for 12 to 18 months from all staff;
- The purchase of new, more cost efficient 737-800 aircraft for domestic flying; and
- Substantial changes to the domestic product offering.

Mr Dixon said Qantas, while currently benefiting from a larger market share domestically following the collapse of Ansett, was still principally an international airline. Last year, 78 per cent of the airline's profits were generated by the international operations.

"The events of September 11 have affected services far beyond the United States," he said. "There has also been a significant downturn for travel to and from Europe, South East Asia and Japan.

"Bookings from Japan are down 25 per cent and from the United Kingdom 23 per cent. Some other markets are similarly affected and overall traffic levels have declined market by market between 10 per cent and 20 per cent.

"While we need to continue to monitor the international situation closely, every effort will be made to resume withdrawn services as quickly as possible to help arrest the downturn in inbound tourism."

Mr Dixon said Qantas had worked extremely hard to become competitive during the six years since privatisation.

"We have done this principally through sound economic and operational decisions, wise investment and tremendous staff enthusiasm."

Issued by Qantas Public Affairs (Q2558)
Media Enquiries: Michael Sharp - Telephone 02 9691 3469

General Counsel
Brett Johnson


QANTAS

15 November 2001

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000
Facsimile: 1 300 300 021

Dear Sir

Update on the Level of Foreign Relevant Interest in Qantas Shares

Under the Qantas Constitution, the maximum aggregate level of relevant interest that foreign persons are permitted to hold in Qantas is 49%.

On 7 September 2001 Qantas advised the market that foreign persons had a relevant interest in approximately 46.80% of the Qantas issued share capital.

Listing Rule 3.19.1 requires that Qantas advise the market when the level of foreign relevant interest changes by more than 1%.

Based on the most recent reconciliation, Qantas advises the market that recent foreign purchases have resulted in foreign persons having a relevant interest in approximately 53.09% of Qantas shares.

Notification Obligations

Qantas reminds the market that, under its Constitution, foreign purchasers are required to notify Qantas, within 10 days of becoming registered, of their acquisition of a relevant interest in Qantas shares. Foreign Ownership Notifications are available from the Australian Stock Exchange or the Qantas Share Registry on (02) 8234-5470.

It is the order of receipt of complete Foreign Ownership Notifications which determines the priority for entry, upon reconciliation to a registered shareholding, to the Qantas Foreign Sub-Register.

Qantas investigates foreign share purchases and, upon reconciliation of the relevant Foreign Ownership Notifications to a registered shareholding, enters the purchases on the Qantas Foreign Sub-Register. Should the level of foreign ownership on the Qantas Foreign Sub-Register exceed 49%, the Qantas Constitution contains provisions to notify those foreign shareholders. Should such a Notice be required to be sent, it results in the registered holder of the offending shares not being entitled to vote the shares at a meeting of shareholders and it may lead to the disposal of those shares.

The current level of foreign ownership on the Qantas Foreign Sub-Register does not yet exceed 49% as no Foreign Ownership Notifications have yet been received in respect of more than 10% of the potential level of foreign ownership.

Yours faithfully

Brett Johnson

General Counsel
Brett Johnson


QANTAS

15 November 2001

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000
Facsimile: 1 300 300 021

Dear Sir

Level of Foreign Ownership

Due to an error made by Computershare Limited, the company that acts as Qantas' Share Registry, the level of foreign ownership announced to the market earlier today was incorrect.

A revised figure will be made available to the market as soon as it is confirmed, but the level of foreign ownership of Qantas is approximately 48%.

Yours faithfully

Brett Johnson

Qantas Airways Limited
ABN 16 009 661 901
203 Coward Street, Mascot, New South Wales, 2020, Australia


QANTAS

Media Release

IMPULSE AIRLINES SOLD TO QANTAS

SYDNEY, 20 November 2001: Qantas Airways confirmed today that the shareholders of Impulse Airlines had decided to exercise their option to sell the business as a going concern to Qantas.

Qantas Chief Executive Officer, Geoff Dixon, said the Impulse shareholders would exit the business entirely with Qantas assuming full ownership from this afternoon.

Mr Dixon said the ownership change was in accordance with the terms of a commercial relationship signed in May this year in which Impulse contracted its aircraft to Qantas, after deciding to withdraw from operating scheduled services in its own right.

He said Impulse would continue to operate under the QantasLink brand, now as a wholly-owned subsidiary together with the four other QantasLink regional airlines – Airlink, Eastern Australia Airlines, Southern Australia Airlines and Sunstate Airlines.

The Impulse fleet of eight Boeing 717 jets and 13 Beechcraft 1900D aircraft would continue to fly QantasLink services. All pilots, flight attendants, engineers and ground staff would remain employed by Impulse Airlines as a subsidiary of Qantas.

Mr Dixon said the change would not affect customer arrangements for bookings and airport procedures as these had been handled by Qantas since Impulse ceased operating in its own right in May.

He also announced the appointment of Mr Bevan Coote, previously General Manager Eastern Australia Airlines, as General Manager of the Impulse operation.

Issued by Qantas Public Affairs (Q2554)
Media Enquiries: Des Sullivan - Telephone (02) 9691 3742

General Counsel
Brett Johnson


QANTAS

20 November 2001

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000
Facsimile: 1 300 300 021

Dear Sir

Update on the Level of Foreign Relevant Interest in Qantas Shares

Under the Qantas Constitution, the maximum aggregate level of relevant interest that foreign persons are permitted to hold in Qantas is 49%.

Qantas now confirms, based on an updated reconciliation, foreign persons have a relevant interest in approximately 47.73% of Qantas shares.

Notification Obligations

Qantas reminds the market that, under its Constitution, foreign purchasers are required to notify Qantas, within 10 days of becoming registered, of their acquisition of a relevant interest in Qantas shares. Foreign Ownership Notifications are available from the Australian Stock Exchange or the Qantas Share Registry on (02) 8234-5470.

It is the order of receipt of complete Foreign Ownership Notifications which determines the priority for entry, upon reconciliation to a registered shareholding, to the Qantas Foreign Sub-Register.

Qantas investigates foreign share purchases and, upon reconciliation of the relevant Foreign Ownership Notifications to a registered shareholding, enters the purchases on the Qantas Foreign Sub-Register. Should the level of foreign ownership on the Qantas Foreign Sub-Register exceed 49%, the Qantas Constitution contains provisions to notify those foreign shareholders. Should such a Notice be required to be sent, it results in the registered holder of the offending shares not being entitled to vote the shares at a meeting of shareholders and it may lead to the disposal of those shares.

Yours faithfully

Brett Johnson


QANTAS

Media Release

QANTAS OFFERS UNION TALKS ON WAGES FREEZE

SYDNEY, 22 November 2001: Qantas said today that it was prepared to resume negotiations with two maintenance unions if the threat of further industrial action was withdrawn.

Executive General Manager Human Resources, Kevin Brown, said Qantas had made the offer to the Australian Manufacturing Workers Union (AMWU) and the Australian Workers Union (AWU).

"Members of the two unions ended a 48-hour stoppage last night and provided they withdraw planned further action we can recommence talks immediately," he said.

"We remain confident that we can manage our maintenance program so that schedule flights are not disrupted during the coming holiday period. We have contingency plans that can be activated to minimise any inconvenience to the travelling public."

Mr Brown said unions representing 91 per cent of the airline's total workforce, currently involved in enterprise bargaining negotiations, had already given approval in principle to the proposal for a 12-18 month wages freeze and an incentive payment for all staff.

"Only the AMWU and the AWU have rejected the proposal, while talks are continuing with two other unions."

He rejected union claims that Qantas maintenance workers were paid less than employees in other industries. He said the average gross pay for Qantas maintenance trades employees last financial year was 28 percent higher than the average adult weekly earnings in Australia.

"Qantas wants to finalise all the enterprise agreements in the face of the continuing significant downturn in international travel and the prospect of increasing domestic competition from lower-cost operators.

"Union claims that Qantas will make record profits and not recognise the contribution of our employees completely ignores the fact that staff will receive a considerable bonus payment from the incentive scheme," he said.

"If Qantas matches last year's profit of $A550 million, even with an 18-month wages pause, overall staff earnings will keep pace with inflation between the commencement of the previous enterprise agreement and the end of next year."

Mr Brown said that because of the current environment in the industry, Qantas had deferred any decision about the sale of its catering division, Qantas Flight Catering Limited (QFCL).

"We have confirmed to the unions that a review of the catering business in the second half of 2002 will focus on the business performance and the output of world class food services. Any decision about future structure or ownership would be dependent upon such a review," he said.

Issued by Qantas Public Affairs (Q2562)
Media Enquiries: Des Sullivan - Telephone (02) 9691 3742


QANTAS

Media Release

BRITISH AIRWAYS DIRECTORS REDUCED TO TWO

SYDNEY, 23 November 2001: Qantas Airways announced today that the number of Directors appointed by British Airways to the Qantas Board had been reduced from three to two.

British Airways had the right to appoint and remove three Directors to the Qantas Board while it owned more than 22.5 per cent of the issued shares in Qantas.

Following the recent $450 million placement of shares by Qantas, British Airways' shareholding has been reduced to less than 22.5 per cent.

Subsequently, British Airways is now entitled to appoint two Directors to the Qantas Board.

British Airways has advised Qantas that Rod Eddington will step down as a non-executive Director of Qantas Airways.

Roger Maynard, British Airways Director Alliances, Investment and Joint Ventures and Nick Tait will continue to serve on the Qantas Board as Directors appointed by British Airways.

Qantas Chairman Margaret Jackson said: "It has been a pleasure to have had Rod serve on the Qantas Board and we thank him for his involvement."

Issued by Qantas Public Affairs (Q2563)
Media Enquiries: Michael Sharp - Telephone +61 2 9691 3469

General Counsel and
Company Secretary
Brett Johnson


QANTAS

28 November 2001

The Manager Announcements
Australian Stock Exchange Limited
20 Bridge Street
Sydney
Facsimile: 1 300 300 021

Dear Sir

Preliminary Monthly Traffic and Capacity Statistics – August and September 2001

Attached are the Qantas Preliminary Monthly Traffic and Capacity Statistics for August and September 2001.

Yours faithfully

Brett Johnson
General Counsel & Company Secretary

Qantas Airways Limited
ACN 009 661 901
203 Coward Street Mascot New South Wales 2020 Australia

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY* MONTHLY TRAFFIC AND CAPACITY STATISTICS

AUGUST / SEPTEMBER 2001

Summary of September 2001 Traffic and Capacity Statistics

For the year to date September 2001, both international and domestic yield continued their downward trend, although this was somewhat offset by higher passenger numbers. International yield excluding exchange for the financial year to September decreased by 4.5 percent, while international revenue seat factor increased by 3.5 percentage points over the same period. Domestic yield excluding exchange and domestic revenue seat factor for the year to September declined by 5.0 percent and 2.7 percentage points respectively.

Group (comprising international, domestic and regional) passenger numbers for the financial year to September increased by 14.3 percent compared to September 2000. Traffic for the year to September, measured in Revenue Passenger Kilometres (RPKs), increased by 9.3 percent, while capacity, measured in Available Seat Kilometres (ASKs), increased by 6.3 percent over the previous year. This resulted in a revenue seat factor of 78.1 percent, 2.2 percentage points higher than the previous year.

These figures include only a small increment of the impact of the events of September 11.

Recent Developments

Qantas announced it will reduce staff positions by between 1,500 and 2,000 as a result of the sharp and continuing deterioration in the international aviation market. The reductions in staff will take place before the end of December and will be achieved by redundancies, attrition and by not filling budgeted vacancies. Every effort will be made to keep compulsory redundancies to a minimum. A range of other initiatives will also be introduced immediately to meet the market downturn. These include the taking of annual and long service leave, job sharing by interested staff, and leave without pay.

Qantas will also make further reductions to its international flying, taking the reduction in capacity since the terrorist attacks on America to around 11 per cent. As part of this rationalisation, all flights to New York will be withdrawn from November 25. There will also be a reduction in flights to Rome, Johannesburg, Bangkok, Manila and Buenos Aires, and Paris services will be, from March, routed over Frankfurt.

In addition to the reduction in services, Qantas has also announced its decision to retire its fleet of five Boeing 747-200 aircraft from April next year. It was previously planned to phase the aircraft out from late 2003. Qantas will also make extensive internal changes, moving a significant number of people from its international operation to its domestic operation.

These moves are designed to bolster decisions made by Qantas last month to respond to the international aviation downturn resulting from the terrorist attack, to lower its cost base and to put it in a strong position to take advantage of the inevitable recovery of the international aviation market. These decisions included seeking a wages pause for 12 to 18 months from all staff, the purchase of new, more cost efficient Boeing 737-800 aircraft for domestic flying, and substantial changes to the domestic product offering.

The events of September 11 have affected services far beyond the United States. There has also been a significant downturn for travel to and from Europe, South East Asia and Japan. Bookings from Japan are down 25 per cent and from the United Kingdom 23 per cent. Some other markets are similarly affected and overall traffic levels have declined market by market between 10 per cent and 20 per cent. While Qantas needs to continue to monitor the international situation closely, it will make every effort to resume withdrawn services as quickly as possible to help arrest the downturn in inbound tourism.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY* MONTHLY TRAFFIC AND CAPACITY STATISTICS

AUGUST 2001

	Month			Financial Year to Date		
Domestic	**2001/02**	**2000/01**	**Change**	**2001/02**	**2000/01**	**Change**
Passengers carried ('000) **	985	938	5.0%	2,006	1,841	9.0%
Revenue Passenger Kilometres (m)	1,293	1,230	5.1%	2,664	2,414	10.3%
Available Seat Kilometres (m)	1,733	1,549	11.9%	3,508	3,029	15.8%
Revenue Seat Factor (%)	74.6	79.4	(4.8) pts	75.9	79.7	(3.8) pts
International	**2001/02**	**2000/01**	**Change**	**2001/02**	**2000/01**	**Change**
Passengers carried ('000) **	744	622	19.6%	1,523	1,263	20.6%
Revenue Passenger Kilometres (m)	4,663	4,303	8.3%	9,701	8,753	10.8%
Available Seat Kilometres (m)	6,157	5,820	5.8%	12,350	11,679	5.7%
Revenue Seat Factor (%)	75.7	73.9	1.8 pts	78.6	74.9	3.6 pts
Core Airline	**2001/02**	**2000/01**	**Change**	**2001/02**	**2000/01**	**Change**
Passengers carried ('000) **	1,729	1,560	10.8%	3,529	3,104	13.7%
Revenue Passenger Kilometres (m)	5,956	5,533	7.6%	12,365	11,167	10.7%
Available Seat Kilometres (m)	7,890	7,369	7.1%	15,858	14,708	7.8%
Revenue Seat Factor (%)	75.5	75.1	0.4 pts	78.0	75.9	2.1 pts
Average Passenger Journey Length	3,445	3,547	(2.9)%	3,504	3,597	(2.6)%
Total Group Operations	**2001/02**	**2000/01**	**Change**	**2001/02**	**2000/01**	**Change**
Passengers carried ('000) **	2,018	1,831	10.2%	4,111	3,635	13.1%
Revenue Passenger Kilometres (m)	6,137	5,712	7.4%	12,729	11,524	10.5%
Available Seat Kilometres (m)	8,155	7,629	6.9%	16,385	15,227	7.6%
Revenue Seat Factor (%)	75.2	74.9	0.3 pts	77.7	75.7	2.0 pts

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY* MONTHLY TRAFFIC AND CAPACITY STATISTICS

SEPTEMBER 2001

	Month			Financial Year to Date		
Domestic	**2001/02**	**2000/01**	**Change**	**2001/02**	**2000/01**	**Change**
Passengers carried ('000) **	1,116	978	14.1%	3,123	2,819	10.8%
Revenue Passenger Kilometres (m)	1,511	1,290	17.1%	4,175	3,704	12.7%
Available Seat Kilometres (m)	1,785	1,508	18.3%	5,292	4,537	16.6%
Revenue Seat Factor (%)	84.7	85.5	(0.8) pts	78.9	81.6	(2.7) pts
International	**2001/02**	**2000/01**	**Change**	**2001/02**	**2000/01**	**Change**
Passengers carried ('000) **	721	603	19.6%	2,245	1,865	20.4%
Revenue Passenger Kilometres (m)	4,399	4,241	3.7%	14,100	12,994	8.5%
Available Seat Kilometres (m)	5,706	5,731	(0.4)%	18,056	17,410	3.7%
Revenue Seat Factor (%)	77.1	74.0	3.1 pts	78.1	74.6	3.5 pts
Core Airline	**2001/02**	**2000/01**	**Change**	**2001/02**	**2000/01**	**Change**
Passengers carried ('000) **	1,837	1,581	16.2%	5,368	4,684	14.6%
Revenue Passenger Kilometres (m)	5,910	5,531	6.8%	18,275	16,698	9.4%
Available Seat Kilometres (m)	7,491	7,240	3.5%	23,349	21,947	6.4%
Revenue Seat Factor (%)	78.9	76.4	2.5 pts	78.3	76.1	2.2 pts
Average Passenger Journey Length	3,217	3,498	(8.0)%	3,404	3,565	(4.5)%
Total Group Operations	**2001/02**	**2000/01**	**Change**	**2001/02**	**2000/01**	**Change**
Passengers carried ('000) **	2,167	1,858	16.6%	6,280	5,492	14.3%
Revenue Passenger Kilometres (m)	6,118	5,718	7.0%	18,847	17,242	9.3%
Available Seat Kilometres (m)	7,762	7,484	3.7%	24,147	22,710	6.3%
Revenue Seat Factor (%)	78.8	76.4	2.4 pts	78.1	75.9	2.2 pts

Notes

* Any adjustments to preliminary statistics will be included in the year-to-date results next month. Where figures have been rounded, discrepancies may occur between the sum of the components of items and the total, and in percentage changes which are derived from figures prior to rounding.

** The number of passengers carried is calculated on the basis of origin/destination (ie. one origin/destination journey represents one passenger regardless of the number of stage lengths undertaken).

Key

(m) Millions
RPKs: The number of paying passengers carried, multiplied by the number of kilometres flown
ASKs: The number of seats available for sale, multiplied by the number of kilometres flown


QANTAS

Media Release

ADDITIONAL AIRCRAFT TO BOOST QANTAS REGIONAL SERVICES

SYDNEY, 30 November 2001: Qantas today announced it would lease three Dash 8-300 aircraft to provide additional capacity on regional routes throughout Australia.

Chief Executive Officer Geoff Dixon said plans to lease the three 50-seat aircraft followed last month's announcement that Qantas would purchase two new Dash 8-300 aircraft as part of a comprehensive revamp of the airline's regional operations.

"The regional aviation industry has changed dramatically over the past few months and Qantas and its regional operator QantasLink have moved quickly to meet increased demand," Mr Dixon said.

"Since September, QantasLink has commenced services to five new ports in Western Australia, New South Wales and Queensland and increased capacity on many routes within its existing network."

New South Wales services to be boosted by the Dash 8-300 acquisition, include Sydney to Coffs Harbour, Wagga Wagga, Albury, Dubbo and Ballina.

Services between Melbourne and Mildura in Victoria and between Melbourne and Devonport and Burnie in Tasmania will also be increased.

In Queensland, additional services will operate to Gladstone, Cairns and Townsville. Services between Cairns and Weipa will be upgraded to the new 50-seat aircraft and non-stop Dash 8-300 services will also operate between Cairns and Hamilton Island.

The Dash 8-300 aircraft will provide additional passenger comfort with a quieter cabin environment and two flight attendants on each flight.

The increase in regional services in New South Wales, Victoria, Tasmania and Queensland follows the recent announcement that Qantas will introduce B737 aircraft on services to Broome, Kalgoorlie and Karratha in Western Australia from February next year.

Issued by Qantas Public Affairs (Q2551)
Media Enquiries: Allison Maxwell - Telephone (02) 9691 4586

General Counsel
Brett Johnson


QANTAS

4 December 2001

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000
Facsimile: 1300 300 021

Dear Sir

<u>Share Purchase Plan – Issue of Shares</u>

Due to the number of shareholders applying to participate in the Qantas Share Purchase Plan and the time taken to process applications, the issue of shares under the Plan will occur on Monday 10 December 2001.

With the exception of a number of shareholders who have applied for more than the permitted maximum of 975 shares (who have had their applications reduced to 975 shares), shareholders will receive the number of shares they applied for.

Yours faithfully

Brett Johnson
General Counsel

Qantas Airways Limited
ABN 16 009 661 901

General Counsel and
Company Secretary
Brett Johnson


QANTAS

6 December 2001

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000
Facsimile: 1 300 300 021

NEW ISSUE ANNOUNCEMENT

Qantas Airways Limited (ABN 16 009 661 901) provides the following information pursuant to Listing Rule 3.10.3:

1. Class of securities to be issued:

   Entitlements to be issued ordinary shares in the capital of Qantas Airways Limited subject to the Terms & Conditions of the Qantas Long-Term Executive Incentive Plan (Plan).

2. Number of securities to be issued (if known) or maximum number which may be issued:

   The Qantas Board awarded a total of 350,000 Entitlements to an Eligible Executive under the Plan.

3. Principal terms of the securities to be issued:

   Subject to the Terms & Conditions of the Plan, upon the achievement of specific Performance Hurdles set by the Board, Entitlements may vest and be convertible into Qantas shares by Eligible Executives at the end of a three to five year period.

   The Performance Hurdles are to be based on the average relative total shareholder return performance of Qantas compared to selected companies from the S&P ASX 200 Industrial Index and to a peer group of relevant international airlines, both over the three to five year vesting period.

   To the extent that any Entitlements vest, an Eligible Executive may convert Vested Entitlements into Qantas shares in proportion to the gain in share price from the date the Entitlements are awarded (6 December 2001) to the date they are converted to shares.

   The number of Qantas shares to be issued on the conversion of Vested Entitlements is determined using the following formula:

$$\frac{(\text{Market Price on Conversion of Vested Entitlements less Market Price on Award of the Entitlements}) \times \text{Total Number of Vested Entitlements Converted}}{\text{Market Price on Conversion of Vested Entitlements}}$$

		The Market Price on Award of the Entitlements calculated in accordance with the Terms & Conditions of the Plan is $3.25. Following vesting, provided the Executive remains a Qantas employee, Vested Entitlements may be converted to Qantas shares within eight years from the Date of Award.
4.	Issue price or consideration:	No issue price is payable by the Eligible Executive on the Award of Entitlements.
5.	Purpose of the issue:	To Award Entitlements to an Eligible Executive pursuant to the Terms & Conditions of the Plan.
6.	Whether Qantas will seek security holder approval in relation to the proposed issue of securities:	No - Shareholders approved the Plan at the 1999 Annual General Meeting.
7.	Whether the issue will be to a class of security holders:	No

Qantas will immediately advise the ASX if there is a change to the above information.

Please contact me if you have any questions.

Yours faithfully



Brett Johnson
General Counsel

Version – 15/10/2001

General Counsel
Brett Johnson


QANTAS

Appendix 3B

New Issue Announcement, Application for Quotation of Additional Securities and Agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001.

Qantas Airways Limited (ABN 16 009 661 901) gives the ASX the following information:

Part 1 - All issues

1	Class of securities issued or to be issued	Ordinary Shares
2	Number of securities issued or to be issued or maximum number which may be issued	3,523,086
3	Principal terms of the securities	The securities were issued to Eligible Employees as bonus shares pursuant to the Terms and Conditions of the Qantas Profitshare Scheme. All bonus shares have been issued from the Qantas Share Capital Account.
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities	Yes
5	Issue price or consideration	$3.9480
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To issue bonus shares to Qantas Eligible Employees pursuant to the Terms and Conditions of the Qantas Profitshare Scheme.
7	Dates of entering securities into uncertificated holdings or despatch of certificates	Friday 7 December 2001

8 Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class
1,483,416,290	Ordinary

		Number	Class
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)	US$175,000,000 US$350,000,000 A$200,000,000 A$20,000,000 A$100,000,000	144a 30 June 2003 US Issue 144a 15 June 2009 US Issue Fixed Rate Medium Term Note, maturing 31 October 2003 Fixed Rate Medium Term Note, maturing 15 March 2007 Fixed Rate Medium Term Note maturing 15 October 2007

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for existing Ordinary Shares

Part 3 - Quotation of Securities

34 Type of securities

(a) ✔ Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

All entities

Fees

43 Payment method (tick one)

✔ By Cheque (upon receipt of tax invoice)

Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX:

- the issue of the securities to be quoted complies with the law and is not for an illegal purpose;
- there is no reason why those securities should not be granted quotation;
- an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Act; and
- Section 724 of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has

any right to return any securities to be quoted under section 737 or 738 of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Brett Johnson
General Counsel
7 December 2001


QANTAS

Media Release

QANTAS TO INCREASE CANBERRA JET SERVICES

SYDNEY, 10 December 2001: Qantas today announced it would boost the number of jet services operating to Canberra from Sydney and Melbourne and increase jet capacity between Canberra and Adelaide.

Executive General Manager Sales and Marketing John Borghetti said the increase in jet services was part of the airline's ongoing review of domestic capacity requirements.

"Qantas operates more than 230 services each week between Canberra and Sydney, Melbourne and Adelaide," Mr Borghetti said.

"The increase will provide additional jet aircraft capacity during the busy morning and evening peaks."

The increased services, effective 3 February, include:

- Boeing 737 aircraft on all services between Canberra and Adelaide
- an additional 11 jet services each week between Canberra and Melbourne utilising B737 aircraft
- an additional 16 BAe146 jet services each week between Canberra and Sydney

Mr Borghetti said Qantas was continually monitoring customer demand and seasonal trends across the domestic network to ensure it provided customers with a competitive range of services and schedules.

Issued by Qantas Public Affairs (Q2569)
Media Enquiries: Allison Maxwell - Telephone (02) 9691 4586

General Counsel
Brett Johnson


QANTAS

Appendix 3B

New Issue Announcement, Application for Quotation of Additional Securities and Agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001.

Qantas Airways Limited (ABN 16 009 661 901) gives the ASX the following information:

Part 1 - All issues

1	Class of securities issued or to be issued	Ordinary Shares
2	Number of securities issued or to be issued or maximum number which may be issued	68,107,975
3	Principal terms of the securities	N/A
4	Do the securities rank equally in all respects from the date of allotment with an existing +class of quoted securities	Yes
5	Issue price or consideration	A$3.05
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares have been issued to existing shareholders under the Terms and Conditions of the Qantas Share Purchase Plan to raise funds for the acquisition of new aircraft and general working capital.
7	Dates of entering securities into uncertificated holdings or despatch of certificates	10 December 2001

		Number	Class
8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,551,524,265 (This includes the 3,523,086 shares that were allotted under the Qantas Profitshare Scheme on 7 December 2001)	Ordinary

9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class
US$175,000,000	144a 30 June 2003 US Issue
US$350,000,000	144a 15 June 2009 US Issue
A$200,000,000	Fixed Rate Medium Term Note, maturing 31 October 2003
A$20,000,000	Fixed Rate Medium Term Note, maturing 15 March 2007
A$100,000,000	Fixed Rate Medium Term Note maturing 15 October 2007

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Same as for existing Ordinary Shares

Part 3 - Quotation of Securities

34 Type of securities

(a) ✔ Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

All entities

Fees

43 Payment method (tick one)

✔ By Cheque (upon receipt of tax invoice)

Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX:

- the issue of the securities to be quoted complies with the law and is not for an illegal purpose;
- there is no reason why those securities should not be granted quotation;
- an offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Act; and

- Section 724 of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737 or 738 of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Brett Johnson
General Counsel
10 December 2001

MEDIA RELEASE


Australian

A.2001.01
11 December 2001
Sydney

AUSTRALIAN AIRLINES TAKES OFF

Australian Airlines said today it would commence operations in the third quarter of 2002 between Cairns in Queensland and six Asian cities.

The airline, while wholly-owned by Qantas Airways Limited, will have separate management and will operate independently of Qantas.

Chief Executive of Australian Airlines, Mr Denis Adams, said the airline would be a single class, full service leisure carrier.

The initial services will be non-stop return from Cairns to Osaka, Nagoya, Singapore, Taipei, Hong Kong and Fukuoka.

Mr Adams said the Qantas Board had approved the airline's commencement at its meeting last week.

The approval was conditional on management achieving a cost structure satisfactory to the Chief Executive Officer of Qantas, Geoff Dixon.

Mr Adams said he was confident of gaining this approval early in 2002.

"The simplicity of the Australian Airlines model enables us to save significant costs compared to more traditional airlines," he said.

"We will have one aircraft type and one class of service.

"We are currently negotiating with various Unions on wages, conditions and work practices.

"Provided these are concluded satisfactorily, we will be in a position to commence flying around September next year," he said.

Mr Adams said Australian Airlines had the potential to provide thousands of jobs for young Australians in an industry undergoing massive change.

"It will also provide a very real boost to inbound tourism," he said.

Australian Airlines would:

- Locate its first operational base in Cairns;
- Commence operations with four Boeing 767-300 aircraft, building to a fleet of 12 767-300s;
- Offer connecting flights between Cairns and the Gold Coast, six times a week;
- Be headquartered in Sydney and establish a second base to Cairns in a southern capital city;
- Establish a national presence as quickly as possible and eventually fly to every Australian mainland capital including Perth and Darwin.

Mr Adams said Australian Airlines would work closely with the Australian Tourist Commission and all State tourism authorities.

He said the airline, while boosting tourism, would also provide important international growth for the Qantas Group.

"Australian will not fly on any routes against Qantas.

"Our job will be to create profitable flying on routes Qantas has withdrawn from or on routes from where Qantas has been unable to extract a satisfactory return," he said.

Mr Adams said Qantas would provide, through its Cairns hub, connecting services for Australian Airlines to all Australian capital cities and key tourist destinations such as Uluru.

"This will enable us to sell multiple destination packages in conjunction with all state tourism bodies," he said.

Australian Airlines would join the Qantas Frequent Flyer program and would seek membership of the **one**world alliance through Qantas.

Mr Adams said Australian Airlines wanted to thank the Queensland State Government for its support in choosing Cairns as its first operational base.

"We will be working closely with the Queensland Government on a range of joint promotions aimed at developing tourism.

"Australian Airlines also has in place a commercial arrangement with the Cairns Port Authority which recognises the importance of the increased traffic the airline will be directing into Cairns," he said.

"We look forward to working with all the States as we expand over the next two years."

Media Inquiries **Belinda de Rome**
Telephone **02 9691 3762**

NOTICE OF CHANGE IN DIRECTOR'S INTERESTS
Section 205G of the Corporations Act

To: Australian Stock Exchange Limited ("ASX")
Company Announcements Office
Level 4, 20 Bridge Street
SYDNEY NSW 2000
Fax No: 1300 300 021

1. Notice on change of interests

Name of Director:	Geoffrey James Dixon
Name of Company:	Qantas Airways Limited ABN 16 009 661 901
Date of last notification to ASX:	1 November 2001
Date my interest changed:	7 December 2001

2. I disclose the following changes to interests previously notified to the ASX

	Interest	**Circumstances giving rise to the relevant interest**
s205G(1)(a)	I have a relevant interest in the following shares in Qantas or related bodies corporate: • 14,237 ordinary shares held by Geoffrey James Dixon	Previously advised: 14,111 shares QPS shares: 126 shares Total: 14,237 shares



Signed

11/12/01
Date

General Counsel
Brett Johnson



12 December 2001

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000
Facsimile: 1300 300 021

Dear Sir

Media Speculation

Qantas has been asked to respond to media speculation relating to British Airways' shareholding in Qantas.

At this stage, Qantas has not been advised of any proposal by British Airways to reduce its shareholding in Qantas.

Yours faithfully

Brett Johnson
General Counsel


QANTAS

Media Release

QANTAS RETURNS TO NEW YORK FOLLOWING SCHEDULE ADJUSTMENTS

SYDNEY, 13 December 2001: Qantas today announced it would resume services to New York via Los Angeles as part of the airline's ongoing review of international capacity requirements.

Chief Executive Officer Geoff Dixon said the adjustments to international schedules reflected changes in customer demand.

New York services will recommence from 27 February and operate each Wednesday, Friday and Sunday from Sydney, with the return services operating the same day from New York.

"The aviation and tourism industries within Australia and around the world have been through an extremely tumultuous period over the past few months. These adjustments reflect the fact that travel on some international routes is showing signs of improvement," Mr Dixon said.

Qantas will also increase its services to Hong Kong, with three additional flights each week operating from Sydney to Hong Kong on Wednesday, Saturday and Sunday and from Hong Kong to Sydney each Monday, Thursday and Sunday from 31 March 2002.

Mr Dixon said the new services were timed to provide good connections to European destinations with services from Sydney arriving in Hong Kong at 5.55am and return services departing Hong Kong at 9am.

In addition to these changes, Qantas will operate all of its services between Australia and Frankfurt, Paris and Rome via Singapore from 31 March 2002.

"Singapore is one of the key hubs in the Qantas network, linking Australian cities with kangaroo route services to Europe and flights to other parts of Asia," Mr Dixon said.

Issued by Qantas Public Affairs (Q2571)
Media Enquiries: Allison Maxwell - Telephone (02) 9691 4586


QANTAS

Media Release

NO DISRUPTION TO QANTAS CHRISTMAS FLIGHTS

SYDNEY, 17 December 2001: Qantas Airways today assured travellers there would be no disruption to Qantas flights over the Christmas period, even if some Unions carried out their threat of industrial action.

Qantas Chief Executive Officer Geoff Dixon said he was disappointed that members of the AMWU and AWU had voted against a Qantas package covering wages and conditions and added that further discussions would take place with these two Unions.

Mr Dixon said nine Qantas Unions representing more than 92 per cent of the Qantas workforce had agreed in principle to accept a wages freeze for 12 to 18 months together with an incentive scheme.

The incentive scheme will deliver Qantas staff a bonus worth three per cent of their annual salary if Qantas matches last year's profit result. Higher payments will be made if Qantas exceeds last year's profit.

"Qantas maintenance staff earn, on average, 28 per cent above average weekly earnings and also receive superannuation and generous staff travel benefits," Mr Dixon said.

"We have offered them a new classification structure, significantly improved career opportunities with many more higher level positions and bonus payments for staff who acquire additional qualifications.

"Also, together with all Qantas staff, maintenance staff have just received $500 in Qantas shares tax free.

"These are the sort of arrangements that the vast majority of Qantas staff have accepted as reasonable in the current environment."

Mr Dixon said more than 250,000 aviation industry jobs had been lost around the world since 11 September. In Australia, Qantas faces increased competition from Virgin Blue, with its 25 per cent lower cost base, and a revitalised Ansett.

"Qantas is continuing to negotiate with the AMWU and AWU before the Industrial Relations," Mr Dixon said.

Issued by Qantas Public Affairs (Q2572)
Media Enquiries: Michael Sharp - Telephone (02) 9691 3469



QANTAS

Media Release

QANTAS OFFER TO AMWU AND AWU REMAINS OPEN

SYDNEY, 18 December 2001: Qantas Airways said today it would continue discussions with the AMWU and AWU over a package covering wages and conditions, including an incentive payment.

Qantas advised the Industrial Relations Commission this afternoon that its offer to the AMWU and AWU remained open and that, consistent with enterprise bargaining, the dispute should be resolved by Qantas and the Unions rather than through arbitration.

Qantas Chief Executive Officer Geoff Dixon said the Company's offer to the AMWU and AWU went a long way toward addressing key issues raised by the Unions.

"Qantas maintenance staff earn, on average, 28 per cent above average weekly earnings and also receive superannuation and generous staff travel benefits," Mr Dixon said.

"We have offered them a new classification structure, significantly improved career opportunities with many more higher level positions and bonus payments for staff who acquire additional qualifications.

"Also, together with all Qantas staff, maintenance staff have just received $500 in Qantas shares tax free.

"The offer we have made to the AMWU and AWU is very reasonable in the current aviation environment and similar to arrangements accepted by the vast majority of Qantas staff."

Qantas has reached in principle agreement with nine Unions representing more than 92 per cent of staff for a wages freeze together with an incentive payment that delivers staff a bonus of three per cent of their salary if Qantas matches last year's profit result.

"The AMWU and AWU have rejected the position accepted by the other Unions and have engaged in a campaign of bans and strikes over several months," Mr Dixon said.

"This industrial action has been accompanied by scaremongering about potential disruption to Christmas flights. These claims are untrue, but nevertheless discourage passengers from flying."

Mr Dixon said the dispute coincided with a period of unprecedented turmoil in the aviation industry.

"Qantas obtains more than two thirds of its business each year from international travel and has been hit hard by the decline in international travel since the terrorist attacks on 11 September," Mr Dixon said.

"The growth in the domestic market has not offset this decline."

Mr Dixon said the change in the global and domestic aviation industries since 11 September meant that Qantas would soon face restructured domestic and international competitors with lower costs.

"The recapitalised Ansett, known as TESNA, and the expanding Virgin Blue boast that their cost structures are at least 25 per cent lower than ours.

"Indeed average rates for AMWU and AWU members in Ansett engineering workshops are already six per cent lower than equivalent Qantas staff.

"Virgin Blue line maintenance work is undertaken by staff employed under enterprise agreements with rates 50 per cent lower than equivalent Qantas line maintenance trades staff.

"Meanwhile, Unions are intimately involved in negotiating wage rates, conditions and work practices for TESNA operations.

"Why should Qantas have different conditions just because an airline is starting from scratch or, as in the case of Ansett, has collapsed through neglect and poor management over many years?

"The industry is so competitive that Qantas cannot have a situation where Unions hold firm on one set of conditions for us while agreeing to preferential terms for our competitors.

"This is what is happening with Union support in Australia at the moment."

Mr Dixon said Qantas had an obligation to protect the interests of all 33,000 of its staff. While more than 250,000 jobs had been lost in the aviation industry worldwide, Qantas was one of the few airlines not laying off large numbers of staff.

"Disciplined management of costs and a determination to remain competitive has been central to Qantas getting where it is today," he said.

Issued by Qantas Public Affairs (Q2573)
Media Enquiries: Michael Sharp - Telephone (02) 9691 3469

NOTICE OF CHANGE IN DIRECTOR'S INTERESTS

Section 205G of the Corporations Act

To: Australian Stock Exchange Limited ("ASX")
Company Announcements Office
Level 4, 20 Bridge Street
SYDNEY NSW 2000
Fax No: 1300 300 021

1. Notice on change of interests

Name of Director:	Peter Allan Gregg
Name of Company:	Qantas Airways Limited ABN 16 009 661 901
Date of last notification to ASX:	8 October 2001
Date my interest changed:	7 December 2001

2. I disclose the following changes to interests previously notified to the ASX

	Interest	**Circumstances giving rise to the relevant interest**	
s205G(1)(a)	I have a relevant interest in the following shares in Qantas or related bodies corporate: • 4,213 ordinary shares held by Peter Allan Gregg	Previously advised: QPS shares: Total:	4,087 shares 126 shares 4,213 shares

Signed 

Date 18/12/01.

NOTICE OF CHANGE IN DIRECTOR'S INTERESTS

Section 205G of the Corporations Act

To: Australian Stock Exchange Limited ("ASX")
Company Announcements Office
Level 4, 20 Bridge Street
SYDNEY NSW 2000
Fax No: 1300 300 021

1. Notice on change of interests

Name of Director:	Trevor Eastwood
Name of Company:	Qantas Airways Limited ABN 16 009 661 901
Date of last notification to ASX:	10 October 2001
Date my interest changed:	10 December 2001

2. I disclose the following changes to interests previously notified to the ASX

	Interest	Circumstances giving rise to the relevant interest	
s205G(1)(a)	I have a relevant interest in the following shares in Qantas or related bodies corporate:		
	• 11,638 ordinary shares held by Merriment Nominees Pty Limited (Eastwood Family Account)	Previously advised:	10,663 shares
		SPP shares:	975 shares
		Total:	11,638 shares



Signed

18-12-01

Date

General Counsel
Brett Johnson


QANTAS

28 November 2001

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000
Facsimile: 1300 300 021

Dear Sir

Preliminary Monthly Traffic and Capacity Statistics – October 2001

Attached are the Qantas Preliminary Monthly Traffic and Capacity Statistics for October 2001.

Yours faithfully

Brett Johnson
General Counsel

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY* MONTHLY TRAFFIC AND CAPACITY STATISTICS

OCTOBER 2001

Summary of Traffic and Capacity Statistics

For the year to date October 2001, international yield excluding exchange decreased by 5.5 percent, while international revenue seat factor increased by 1.3 percentage points over the same period. Domestic yield excluding exchange for the financial year to October increased by 0.4 percent while domestic revenue seat factor declined by 1.4 percentage points.

Group (comprising international, domestic and regional) passenger numbers for the year to October 2001 increased by 16.9 percent compared to October 2000. Traffic for the year to October, measured in Revenue Passenger Kilometres (RPKs), increased by 7.7 percent, while capacity, measured in Available Seat Kilometres (ASKs), increased by 6.5 percent over the previous year. This resulted in a revenue seat factor of 77.4 percent, 0.9 percentage points higher than the previous year.

For the month of October 2001, Group passenger numbers increased by 24.2 percent over the previous year. RPKs and ASKs were up 3.2 and 6.9 percent respectively, resulting in a revenue seat factor of 75.5, which was 2.7 percentage points lower than the previous year.

Recent Developments

Qantas has raised a total of $664 million through the issue of 218 million shares to participating institutional and retail shareholders at $3.05 per share. A share placement to local and offshore institutions in October 2001 generated $456 million, while a further $208 million was raised from Australian and New Zealand shareholders under a Share Purchase Plan which was completed on 10 December 2001. The proceeds from the equity issue will be used to partially fund the acquisition of 15 Next Generation Boeing 737-800 aircraft, for use in the Australian domestic market.

Australian Airlines announced it will commence operations in September 2002. The airline, while wholly-owned by Qantas, will have separate management and will operate independently of Qantas. Australian Airlines will not fly on any routes against Qantas, but will create profitable flying on routes Qantas has withdrawn from or on routes where Qantas has been unable to generate a satisfactory return. The airline will be a single class, full service leisure carrier, initially flying Boeing 767-300 aircraft on non-stop return flights from Cairns, Queensland to Osaka, Nagoya, Singapore, Taipei, Hong Kong and Fukuoka.

Qantas will resume services to New York via Los Angeles from 27 February 2002 and increase services to Hong Kong from 31 March 2002 as part of the airline's ongoing review of international capacity requirements. These adjustments reflect the fact that travel on some international routes is showing signs of improvement. In addition to these changes, Qantas will operate all of its services between Australia and Frankfurt, Paris and Rome via Singapore from 31 March 2002.

Qantas announced a range of initiatives to improve services for Australian domestic travellers. The revamp will see the CityFlyer service extended to the Sydney-Brisbane and Melbourne-Brisbane routes from February 2002. Other initiatives will include the launch of a new Economy Class Express Meal service from January 2002, and the introduction of self-service check-in kiosks from mid-2002.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY* MONTHLY TRAFFIC AND CAPACITY STATISTICS

OCTOBER 2001

	Month			Financial Year to Date		
Domestic	**2001/02**	**2000/01**	**Change**	**2001/02**	**2000/01**	**Change**
Passengers carried ('000) **	1,310	991	32.2%	4,433	3,811	16.3%
Revenue Passenger Kilometres (m)	1,755	1,314	33.5%	5,930	5,018	18.2%
Available Seat Kilometres (m)	2,067	1,583	30.6%	7,359	6,120	20.3%
Revenue Seat Factor (%)	84.9	83.0	1.9 pts	80.6	82.0	(1.4) pts
International	**2001/02**	**2000/01**	**Change**	**2001/02**	**2000/01**	**Change**
Passengers carried ('000) **	709	649	9.2%	2,957	2,514	17.6%
Revenue Passenger Kilometres (m)	4,188	4,490	(6.7)%	18,288	17,484	4.6%
Available Seat Kilometres (m)	5,827	5,823	0.1%	23,883	23,233	2.8%
Revenue Seat Factor (%)	71.9	77.1	(5.2) pts	76.6	75.3	1.3 pts
Core Airline	**2001/02**	**2000/01**	**Change**	**2001/02**	**2000/01**	**Change**
Passengers carried ('000) **	2,019	1,640	23.1%	7,390	6,325	16.8%
Revenue Passenger Kilometres (m)	5,943	5,805	2.4%	24,218	22,503	7.6%
Available Seat Kilometres (m)	7,894	7,406	6.6%	31,242	29,353	6.4%
Revenue Seat Factor (%)	75.3	78.4	(3.1) pts	77.5	76.7	0.8 pts
Average Passenger Journey Length	2,944	3,540	(16.8)%	3,277	3,558	(7.9)%
Total Group Operations	**2001/02**	**2000/01**	**Change**	**2001/02**	**2000/01**	**Change**
Passengers carried ('000) **	2,388	1,922	24.2%	8,671	7,415	16.9%
Revenue Passenger Kilometres (m)	6,186	5,996	3.2%	25,032	23,238	7.7%
Available Seat Kilometres (m)	8,195	7,665	6.9%	32,341	30,375	6.5%
Revenue Seat Factor (%)	75.5	78.2	(2.7) pts	77.4	76.5	0.9 pts

Notes

* Any adjustments to preliminary statistics will be included in the year-to-date results next month. Where figures have been rounded, discrepancies may occur between the sum of the components of items and the total, and in percentage changes which are derived from figures prior to rounding.

** The number of passengers carried is calculated on the basis of origin/destination (ie. one origin/destination journey represents one passenger regardless of the number of stage lengths undertaken).

Key

(m) Millions
RPKs: The number of paying passengers carried, multiplied by the number of kilometres flown
ASKs: The number of seats available for sale, multiplied by the number of kilometres flown

NOTICE OF CHANGE IN DIRECTOR'S INTERESTS
Section 205G of the Corporations Law

To: Australian Stock Exchange Limited ("ASX")
Company Announcements Office
Level 4, 20 Bridge Street
SYDNEY NSW 2000
Fax No: 1300 300 021

1. Notice on change of interests

Name of Director:	Trevor John Kennedy
Name of Company:	Qantas Airways Limited ABN 16 009 661 901
Date of last notification to ASX:	28 August 2000
Date my interest changed:	10 December 2001

2. I disclose the following changes to interests previously notified to the ASX

	Interest	Circumstances giving rise to the relevant interest
S205G(1)(a)	I have a relevant interest in the following shares in Qantas or related bodies corporate:	
	• 71,775 ordinary shares held by Golden Words Pty Limited	Previously advised: 70,800 shares SPP shares: 975 shares Total: 71,775 shares
	• 50,975 ordinary shares held by Trevor & Christina Kennedy (Golden Eggs Account)	Previously advised: 50,000 shares SPP shares 975 shares Total 50,975 shares



Signed

19 December 2001
Date


QANTAS

Media Release

KEY MAINTENANCE WORKERS ENDORSE QANTAS PROPOSAL

SYDNEY, 20 December 2001: Two key Qantas maintenance unions today overwhelmingly endorsed the airline's proposal for a wages pause and an incentive payment for staff.

The package was approved in a secret ballot of 1,700 members of the Australian Licensed Aircraft Engineers Association and 500 members of the Communications, Electrical, Electronic, Plumbing and Allied Services Union.

Qantas Chief Financial Officer Peter Gregg said the endorsement came just one day after Qantas was informed that the Australian International Pilots Association (long haul division) had agreed in principle to a 13-month wages pause.

"Through direct consultation with unions representing our workforce, we have now achieved approval in principle from 10 out of 12 unions for which an Enterprise Bargaining Agreement was due.

"This is clear evidence that there is widespread support from the vast majority of Qantas staff."

Mr Gregg reiterated that Qantas would continue discussions with the Australian Manufacturing Workers Union and the Australian Workers Union to reach agreement on the company-wide approach of combining the wages pause with access to an incentive scheme.

Both parties will appear before the Industrial Relations Commission in Melbourne at 10 am tomorrow to continue discussions.

Issued by Qantas Public Affairs (Q2577)
Media Enquiries: Des Sullivan - Telephone (02) 9691 3742 or 0418 210005


RECEIVED
02-01-02

NOTICE OF CHANGE IN DIRECTOR'S INTERESTS
Section 205G of the Corporations Act

To: Australian Stock Exchange Limited ("ASX")
Company Announcements Office
Level 4, 20 Bridge Street
SYDNEY NSW 2000
Fax No: 1300 300 021

1. Notice on change of interests

Name of Director:	Michael Henry Codd
Name of Company:	Qantas Airways Limited ABN 16 009 661 901
Date of last notification to ASX:	11 October 2001
Date my interest changed:	10 December 2001

2. I disclose the following changes to interests previously notified to the ASX

	Interest	Circumstances giving rise to the relevant interest	
S205G(1)(a)	I have a relevant interest in the following shares in Qantas or related bodies corporate		
	• 9,204 ordinary shares held by Michael Henry Codd	Previously advised	8,229 shares
		SPP shares	975 shares
		Total	9,204 shares

M. Codd
Signed

22-12-01
Date

General Counsel
Brett Johnson



Lodged 1st

21 August 2002

The Manager
Companies Announcements Office
Australian Stock Exchange Limited
Level 5
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Listing Rule 3.1

The attached document is lodged in accordance with ASX Listing Rule 3.1.

Yours faithfully

Brett Johnson
General Counsel

SUBJECT TO COMPLETION

PRELIMINARY INTERNATIONAL OFFERING MEMORANDUM DATED 21 AUGUST 2002

INTERNATIONAL OFFERING MEMORANDUM
CONFIDENTIAL

QANTAS AIRWAYS LIMITED

ABN 16 009 661 901

Ordinary Shares
Offer Price of A$[ ] per share

Qantas Airways Limited, a company incorporated in Australia, is offering (the "Offer") [ ] new ordinary shares ("New Shares") for sale (1) to a limited number of qualified institutional buyers ("QIBs"), as defined in Rule 144A under the US Securities Act of 1933, as amended (the "Securities Act"), in the United States, (2) to certain investors outside the United States, Australia and New Zealand and (3) to institutional and retail investors in Australia and New Zealand. The Offer is expected to raise gross proceeds of up to A$800 million.

The offering memorandum for the portion of Offer to QIBs in the United States and to certain investors outside the United States, Australia and New Zealand consists of (1) this international offering memorandum, (2) the prospectus for the institutional entitlement offer in Australia and New Zealand (the "Australian Institutional Prospectus"), (3) the draft prospectus for the retail entitlement offer in Australia and New Zealand (the "Draft Retail Document") and (4) Qantas' Financial Report for the year ended 30 June 2001 (the "Fiscal 2001 Financial Report"), all of which should be read together and are referred to collectively as the "Offering Memorandum". **Terms not defined in this international offering memorandum have the meanings given to them in Section 8 of the Draft Retail Document.**

Both the Australian Institutional Prospectus and the Draft Retail Document accompanying this international offering memorandum relate to the portion of the Offer to investors in Australia and New Zealand. References to the Institutional Entitlement Offer in both the Australian Institutional Prospectus and the Draft Retail Document are references to the portion of the Offer being made to investors pursuant to the Offering Memorandum and are relevant to investors receiving the Offering Memorandum.

See "Risk Factors" in Section 5 of the Draft Retail Document for a discussion of risk factors that should be considered by investors. In addition, investors should be aware that there are restrictions applicable to foreign shareholders in Qantas. See Section 1.4.4 of the Draft Retail Document.

The New Shares have not been, and will not be, registered under the Securities Act or the securities laws of any state of the United States and may not be offered or sold in the United States or to, or for the account or benefit of, any US person (as defined in Regulation S under the Securities Act) except pursuant to transactions exempt from, or not subject to, the registration requirements of the Securities Act and applicable US state securities laws. Accordingly, the New Shares are being offered and sold only (1) in the United States to a limited number of QIBs in compliance with Regulation D under the Securities Act and applicable US state securities laws, and (2) outside the United States in compliance with Regulation S and applicable laws of the jurisdictions where those offers and sales occur. See "Plan of Distribution – Restrictions on Offers and Sales of the New Shares" and "Notice to Investors; *Transfer Restrictions*".

The New Shares are being offered on behalf of Qantas by Macquarie Equities (USA) Inc, Salomon Smith Barney Inc. and UBS Warburg LLC in the United States and through other affiliates of Macquarie Equity Capital Markets Limited, Salomon Smith Barney Australia Securities Pty Limited and UBS Warburg Australia Limited (collectively, the "Underwriters") elsewhere in the world.

Qantas' *ordinary shares are listed on the Australian Stock Exchange ("ASX") under the ticker* "QAN". The last reported sales price on the ASX on 19 August 2002 was A$4.65 per ordinary share.

Delivery of the New Shares will be made in Australia in book-entry form through the facilities of the ASX Clearing House Electronic Sub-Register System ("CHESS") against payment for the New Shares.

The information in this ir ational offering memorandum is not complete and y be changed.

No dealer, salesperson or other individual has been authorised to give any information or to make any representations other than those contained in the Offering Memorandum. If given or made, such information or representations must not be relied upon as having been authorised by Qantas, the Underwriters or their respective affiliates. Neither the delivery of the Offering Memorandum nor any sale of New Shares creates an implication that there has been no change in the affairs of Qantas since the date of this international offering memorandum. The Offering Memorandum does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorised, or in which the person making such an offer or solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such offer or solicitation.

This international offering memorandum is highly confidential and has been prepared by Qantas solely for use in connection with the Offer outside Australia and New Zealand. This international offering memorandum and the accompanying Australian Institutional Prospectus and Draft Retail Document are personal to each offeree in the Offer and the Offering Memorandum does not constitute an offer to any other person or to the public generally to subscribe for or otherwise acquire the New Shares. Distribution of this international offering memorandum, the Australian Institutional Prospectus or the Draft Retail Document to any person other than an offeree in the Offer and those persons, if any, retained to advise such offeree with respect thereto is unauthorised. Any disclosure of the contents of this international offering memorandum, the Australian Institutional Prospectus or the Draft Retail Document is prohibited without the prior written consent of Qantas. By accepting delivery of the Offering Memorandum, each person agrees to the foregoing and to make no photocopies of this international offering memorandum, the Australian Institutional Prospectus or the Draft Retail Document.

Each person receiving the Offering Memorandum acknowledges that:

- no person has been authorised to give any information or to make any representation concerning Qantas, the New Shares or the Offer other than as contained in the Offering Memorandum and, if given or made, the other information or representation cannot be relied upon as having been authorised by Qantas or the Underwriters; and

- it has been afforded an opportunity to request, and has received and reviewed, all information considered by it to be necessary or appropriate to verify the accuracy of, or to supplement the information contained in, the Offering Memorandum and to make an informed investment decision in Qantas.

No representation or warranty is made by any person as to the accuracy or completeness of the information set forth in the Offering Memorandum. In making an investment decision, investors must rely on their own examination of Qantas and the terms of the Offer, including the merits and risks involved. Each investor should consult with its own advisors as to legal, tax, business and financial aspects of a purchase of the New Shares.

None of Qantas, the Underwriters or any of their respective representatives is making any representation to any offeree or purchaser of the New Shares regarding the legality of an investment by such offeree or purchaser under applicable laws.

TABLE OF CONTENTS

See "Risk Factors" in Section 5 of the Draft Retail Document
for a discussion of risk factors that should be considered by investors.

FORWARD-LOOKING STATEMENTS

The Offering Memorandum contains forward-looking statements. Examples of forward-looking statements include:

- statements regarding Qantas' future results of operations and financial condition;
- statements of Qantas' plans, objectives or goals; and
- assumptions underlying those statements.

Words such as "believes", "anticipates", "should", "estimate", "may", "intends", "plans", "will" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying those statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. Qantas cautions investors that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in those forward-looking statements. These factors include:

- general economic conditions;
- foreign currency exchange rates;
- fuel and oil prices; and
- increased competition in the airline industry.

Other factors are discussed under "Risk Factors" in Section 5 of the Draft Retail Document and in "Management's Discussion and Analysis of Financial Condition and Results of Operations".

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to Qantas, investors should carefully consider the foregoing factors and other uncertainties and events. All forward-looking statements in the Offering Memorandum are solely based upon information available to Qantas as of the date of this international offering memorandum. Qantas does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

ENFORCEABILITY OF CIVIL LIABILITIES

Qantas is a company incorporated in Australia. Most of Qantas' directors and senior management reside outside the United States. All or a substantial portion of the assets of these persons, and of Qantas, are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Australia in original actions or in actions for enforcement of judgments rendered by US courts of civil liabilities predicated upon the civil liability provisions of the federal securities laws of the United States.

CURRENCY OF PRESENTATION AND EXCHANGE RATES

Qantas publishes its financial statements in Australian dollars. Unless otherwise indicated, or the context otherwise requires, all dollar amounts in the Offering Memorandum are expressed in Australian dollars.

The following table sets forth, for the periods and dates indicated, information concerning the rates of exchange of A$1.00 into US dollars based on the noon buying rate (the "Noon Buying Rate") in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The average Noon Buying Rates included in the following table were computed based on the Noon Buying Rate on the last day of each month in the relevant period.

Period	At Period End	Average	High	Low
Year Ended 30 June				
1998	US$0.6208	US$0.6805	US$0.7537	US$0.5867
1999	0.6611	0.6245	0.6712	0.5500
2000	0.5971	0.6238	0.6703	0.5685
2001	0.5100	0.5320	0.5996	0.4828
2002	0.5628	0.5240	0.5748	0.4841
February 2002			0.5177	0.5070
March 2002			0.5338	0.5177
April 2002			0.5442	0.5270
May 2002			0.5660	0.5365
June 2002			0.5748	0.5583
July 2002			0.5688	0.5370

The Australian dollar is convertible into US dollars at freely floating rates and there are no applicable exchange control restrictions in Australia. On 19 August 2002, the Noon Buying Rate was US$0.5422 per A$1.00.

Fluctuations in the exchange rate between the Australian dollar and the US dollar will affect the US dollar equivalent to the Australian dollar amount of Qantas' earnings, assets and shareholders' equity. In addition, fluctuations in the exchange rate will affect the US dollar equivalent of the Australian dollar price of the ordinary shares as traded on the ASX and the US dollar value of any cash distributions paid in Australian dollars.

PRESENTATION OF FINANCIAL INFORMATION

All financial information included in the Offering Memorandum, including Qantas' financial statements, has been prepared in accordance with the Australian Corporations Act and applicable accounting standards issued by the Australian Accounting Standards Board ("Australian GAAP"). Australian GAAP differs in certain significant respects from accounting principles generally accepted in the United States ("US GAAP"). See "Significant Differences Between Australian GAAP and US GAAP".

Qantas' fiscal year ends on 30 June of each year and is identified according to the calendar year in which it ends. For example, the fiscal year ended 30 June 2002 is referred to as "fiscal 2002".

PRICE RANGE OF SHARES

Qantas' ordinary shares are traded on the ASX under the ticker "QAN". The following table sets forth, for the periods indicated, the high and low intra-day sales prices for Qantas' ordinary shares on the ASX.

	High	Low
	A$	A$
Fiscal 1998	3.21	2.13
Fiscal 1999	5.00	2.27
Fiscal 2000	5.40	3.07
Fiscal 2001	4.25	2.36
Fiscal 2002	4.92	2.60
Fiscal 2001		
First Quarter	4.25	3.36
Second Quarter	3.94	3.27
Third Quarter	3.98	2.36
Fourth Quarter	3.60	2.40
Fiscal 2002		
First Quarter	3.59	2.60
Second Quarter	4.27	3.03
Third Quarter	4.69	3.67
Fourth Quarter	4.92	4.30

On 19 August 2002, the last reported sale price for the ordinary shares as traded on the ASX was A$4.65. As of 31 July 2002, there were approximately 1,563.9 million ordinary shares outstanding.

Statements or information in the Offering Memorandum relating to the past performance of the ordinary shares are not indicative of the future market price of the New Shares. See Section 5 of the Draft Retail Document for a discussion of factors that could adversely affect the market price of the New Shares.

DIVIDENDS

Holders of New Shares will not be entitled to receive the final dividend declared for the year ended 30 June 2002. For further information on dividends and Qantas' dividend policy, see Section 4.5 of the Draft Retail Document.

BUSINESS

History

Qantas Airways Limited is incorporated in Australia as a public company limited by shares under the Australian Corporations Act. Qantas was formed in 1920 as Queensland and Northern Territory Aerial Services Limited. From 1947 until 1993, Qantas was 100% owned by the Commonwealth of Australia. In 1993, the Commonwealth sold a 25% interest in Qantas to British Airways following a competitive tender. The remainder of Qantas was privatised in 1995 through an initial public offering of ordinary shares, at which time Qantas' ordinary shares were listed on the ASX.

Overview

Please see Section 2.1 of the Draft Retail Document for a brief overview of Qantas.

Strategy

Please see Section 2.2 of the Draft Retail Document for a description of Qantas' strategy.

Business Profile

Please see Section 2.3 of the Draft Retail Document for information on:

- Qantas' current air fleet;
- Qantas' international airline operations;
- Qantas' domestic airline operations;
- QantasLink, Qantas' regional airline operator in Australia;
- Qantas' domestic operations in New Zealand;
- Qantas' operational statistics;
- Australian Airlines, Qantas' new international airline subsidiary;
- Qantas' alliances and codeshare arrangements;
- Qantas' Frequent Flyer program;
- Qantas' information technology and e-commerce; and
- Qantas' four significant non-flying business operations.

Please see Section 3.3 of the Draft Retail Document for information on Qantas' plans to expand its aircraft fleet, its aircraft related expenditure plans and its plans to upgrade and expand its airport lounges and terminals.

Geographical Segment Information

Passenger, freight and services revenue from domestic operations within Australia is attributed to the Australian area. Passenger, freight and services revenue from inbound and outbound services between Australia and overseas is allocated proportionately to the area where the sale was made. Other operating revenue is not allocated to a geographic area as it is impractical to do so.

	Fiscal 2000	Fiscal 2001	Fiscal 2002
Analysis of total revenue by geographic region		**(in millions)**	
Passenger, freight and services revenue			
Australia	A$4,618.7	A$4,788.9	A$6,232.8
United Kingdom and Europe	855.8	1,003.3	942.6
Japan	631.0	761.6	735.3
South East Asia/North East Asia	646.0	830.8	736.9
The Americas and the Pacific	783.5	989.9	901.1
Other regions	308.7	392.6	462.1
	7,843.7	8,767.1	10,010.8
Other operating revenue			
Tours and travel revenue	551.8	604.3	674.4
Other unallocated revenue	711.3	816.8	637.4
Total sales and operating revenue	9,106.8	10,188.2	11,322.6

Reservations and Sales

Reservation System

Qantas currently operates a custom-built system known as QUBE (Qantas Universal Business Environment) for its reservations, departure control and inventory applications but has decided to move to a community system. Qantas has appointed Amadeus (a global distribution system provider) to provide reservation systems services commencing in late 2002 and to develop the next generation of inventory management and departure control systems. Amadeus' reservations community system is utilised by over 100 airlines. Once Amadeus has developed the inventory and departure control functions into its community system and Qantas has successfully migrated to the "new generation" community system, Qantas will decommission QUBE.

Sales

In fiscal 2002, Qantas' carried over 27 million passengers. Tickets are sold through direct and indirect distribution channels.

Direct Sales. Qantas operates over 30 sales offices in Australia and numerous offices throughout the world. In addition to promoting Qantas in key locations, these sales offices perform a variety of functions, including ticket sales, customer servicing and travel agency support. Qantas also operates the largest corporate travel management group in Australia, Qantas Business Travel. In addition, Qantas sells a large portion of tickets through telephone sales and an increasing number of tickets through the Internet. In March 2001, Qantas launched an enhanced web site (www.qantas.com) incorporating significant improvements in functionality over the previous site. The enhanced site has seen a significant increase in sales of Australian domestic tickets online, with approximately 20% of Australian domestic tickets purchased online in May 2002. Qantas also sells tickets via Qantas Holidays, its wholly-owned tour wholesaler. See "Qantas Holidays" in Section 2.3.10 of the Draft Retail Document.

Travel Agents and Other Distributors. In addition to direct sales, Qantas relies on travel agents and other distributors, including e-commerce based companies, to sell its services and products. Qantas has a number of agreements providing major distributors with preferred agency status and an increased commission, in return for the sale and promotion of Qantas as a preferred carrier. In Australia, Qantas has agreements with major travel agent groups, including American Express, The Flight Centre Group, Harvey World Travel, the United Travel Agency Group (UTAG), Carlson Wagonlit, Rosenbluth and TQ3. Qantas also has agreements with key distributors and wholesalers in major markets throughout the world.

Fuel and Oil Purchasing

During fiscal 2002, aircraft fuel and oil accounted for approximately 14.8% of Qantas' operating expenses.

Qantas currently has contracts with 19 separate fuel and oil companies to supply fuel and oil at 52 Australian and overseas ports. Qantas purchases around half of its fuel and oil volume within Australia. Qantas' strategy in Australia is to purchase local product at lower than import parity to ensure Qantas obtains the best prices in the market place. The international strategy is to joint tender with **one**world™ partners or to tender and negotiate bilateral agreements with fuel and oil suppliers.

At larger ports, Qantas maintains a policy of diversification, dividing fuel and oil purchasing into as many as four separate contracts and staggering contract renewals. Qantas fuel and oil contracts typically have a minimum term of one year and a maximum term of two years and are awarded after a tender and negotiation process. These fuel and oil contracts typically require Qantas to purchase fuel and oil over the term of the contract at prices that vary in accordance with certain indices that are linked to the market price of crude oil or jet fuel.

Competition

The collapse of Ansett in September 2001 resulted in Qantas significantly increasing its share of the domestic aviation market. Currently, Qantas' only major domestic competitor is Virgin Blue. Virgin Blue has announced that it intends to expand its number of routes and scheduled flights in an attempt to increase its market share. In addition, new domestic airlines may be established to compete with Qantas.

In the international aviation market, Qantas' competitors include many major foreign airlines (including government owned or controlled airlines), some of which may have more financial resources or lower cost structures than Qantas. On most of Qantas' international routes, it competes with at least one of these carriers. The number of foreign and Australian international carriers offering services to and from Australia, including those who codeshare with other carriers and freight only operators, has increased from 28 as of June 1991 to 38 today.

Regulation

International Regulation

The international airline industry is subject to varying degrees of governmental regulation covering most aspects of airline operations including the routes which may be flown, the number of services which may be offered and operational standards (the most important relating to safety, security and aircraft noise). The basis for international regulation of airline operations is the Chicago Convention of 1944 (the "Convention") to which nearly all countries are parties. The Convention established that each country has complete and exclusive sovereignty over the air space above its territory. In the absence of a multilateral agreement governing commercial access to foreign countries by the world's airlines, such access, primarily for scheduled services, has generally been granted under the terms of bilateral air services agreements negotiated between countries. The Australian Government's approach to these negotiations has become increasingly liberal. This culminated in a decision in 1999 to negotiate open skies agreements where it is in Australia's national interest.

The Convention also established the International Civil Aviation Organization (the "ICAO") to foster the planning and development of international air transport. Under the auspices of the ICAO, rules establishing minimum operational standards are normally agreed on a multilateral basis to facilitate the safety and security of air navigation. However, each country has its own legislation and/or regulations, as well as its own administrative and enforcement bodies, to regulate the safety and security of domestic and international air services operating to, from and within its territory.

Qantas' rights to operate international scheduled flights on various routes for the carriage of passengers and cargo derive from the terms of Australia's bilateral air services agreements and arrangements with other countries. These agreements and arrangements include the prescribed routes that may be operated and, in most cases, the maximum amount of capacity that may be offered by Australian and foreign airlines. Many agreements also include code sharing rights. International route rights are open in some cases and limited in others. Capacity for international routes is allocated by the International Air Services Commission (the "IASC") to Australian airline applicants. Individual capacity allocations are on a fixed-term basis and may be renewed.

The International Air Services Commission Act 1992, under which the IASC operates, places a positive onus on the IASC to foster competition amongst Australian international carriers. There is a further onus to allocate new entrants a commercially sustainable level of international capacity on specific routes, provided the incumbent's allocation remains commercially sustainable. These

objectives must be considered in relevant renewal applications by existing airlines. Australian Airlines, as a wholly-owned subsidiary of Qantas, is deemed not to be a new entrant. Hence, Australian Airlines will not benefit from the preferential allocation provisions for new entrants. Virgin Blue, which has announced that it may expand its routes to include international destinations, or other new carriers applying for capacity allocation may impinge on the capacity allocation available for Qantas and Australian Airlines.

Qantas has applied for and has been granted permission to move allocation between Qantas and Australian Airlines on some routes to maximise efficient allocation of route entitlements.

Domestic Regulation

Since November 1990, regulation of the domestic air transport market ceased in Australia, and domestic air carriers have been free to determine routings, airfares, aircraft types and frequencies of operation.

In September 1996, the Australian and New Zealand Governments concluded liberalised air services arrangements to create a single aviation market within and between Australia and New Zealand. These arrangements are entitled the "Single Aviation Market Arrangements". Under these arrangements, any Single Aviation Market ("SAM") carrier is entitled to freely operate domestic air services within Australia and New Zealand as well as international services between the two countries. To qualify as a SAM carrier, certain requirements must be met. These include maintaining the airline's head office and operating base in either Australia or New Zealand and ensuring the airline has at least 50% ownership and effective board control by Australian and/or New Zealand nationals. Air New Zealand qualifies as a SAM carrier and is entitled to offer discrete domestic services within Australia and carry domestic passengers on Australian domestic legs of any international flight. Qantas has similar rights within New Zealand.

Qantas Sale Act 1992 – Foreign Ownership Restrictions

Please see Section 1.4.4 of the Draft Retail Document.

Competition Regulation

The Australian Trade Practices Act prohibits corporations from engaging in misleading or deceptive conduct or from behaving in a manner that is anti-competitive. Actions can be taken for a breach of the Act by corporations that allege that they have been affected by such conduct or by the Australian Competition and Consumer Commission (the "ACCC"). The ACCC is responsible for administering and enforcing the Trade Practices Act and it may investigate a complaint that alleges a breach of the Act. Qantas co-operates with all requests from the ACCC to provide assistance and information.

Following the collapse of Ansett, the ACCC has increased its monitoring of Qantas. The ACCC has commenced a prosecution against Qantas alleging breach of section 46 of the Trade Practices Act in relation to action taken in response to the entry of Virgin Blue on the Brisbane/Adelaide route. Qantas denies that it breached the TPA and will defend the prosecution. The prosecution will take several years to be finalised through the initial and appeal processes. If Qantas is found to have breached the TPA, Qantas is, at this stage, unable to quantify the potential business impact.

Property and Plant

Qantas leases the land and owns some of the buildings comprising its domestic terminals in the major Australian ports from various airport operators under long-term leases that are due to expire between 2017-2019. Each of these leases provide that on the expiration of the lease, the airport operator shall either purchase itself or procure a third party to purchase for market value any improvements to the terminal undertaken by Qantas over the lease term. The domestic terminal leases provide Qantas with access to dedicated gates in major cities in Australia. On 1 July 2002, the Australian Government deregulated aeronautical charges at all major Australian airports. Over the past year, the major airports in Australia have significantly increased their charges. Qantas has passed on and, where competition permits, plans to continue to pass on these increased charges to its passengers.

Qantas also leases certain areas at international terminals comprising dedicated facilities, such as office space and VIP lounges, and common user facilities, such as passenger check-in counters. Leases are negotiated under commercial terms with the airport operator.

Land upon which maintenance facilities have been constructed by Qantas is leased from the airport operator. The leases for the majority of land occupied by Qantas' maintenance base in Sydney (the Jet Base) expire in 2020. The principal lease for the land occupied by Qantas' maintenance base in Melbourne expires in June 2011.

The site lease for a new maintenance facility to be built in Brisbane expires in 2042. The facility is expected to be built by the end of fiscal 2004 at a cost of approximately A$79 million.

In fiscal 2001, Qantas leased out its head offices in Sydney for 99 years and then entered into a sublease for the premises. The sublease has an initial term expiring in December 2010 and Qantas has options to renew the sublease for nine further periods of five years each. For accounting purposes, this transaction was treated as a sale and leaseback transaction.

Qantas also has other freehold and leasehold interests in real estate in numerous countries throughout the world. None of these interests are individually material to Qantas.

Insurance

Qantas carries the types of insurance customary in the airline industry, including aircraft hull, war, passenger and cargo liability, aviation liability, products liability, property, business interruption, directors' and officers' liability and workers compensation. Please see Section 5.5 of the Draft Retail Document for further information about Qantas' insurance.

Litigation

In the ordinary course of business, Qantas is a party to various legal actions that it believes are routine and incidental to the operation of its business. Please see Section 5.21 of the Draft Retail Document for a description of certain of legal proceedings.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

The selected consolidated historical financial data set forth below has been derived from the unaudited Full Year Profit Announcement of Qantas for fiscal 2002 and Qantas' audited financial reports for fiscal 1998, 1999, 2000 and 2001 (which have been audited by KPMG, Qantas' independent auditors). The results of operations below are not necessarily indicative of results to be expected for any future period. The selected consolidated historical financial data set forth below should be read in conjunction with, and is qualified in its entirety by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Fiscal 2001 Financial Report.

	Year Ended 30 June					
	1998	1999	2000	2001	2002	2002[1]
	(in millions, except per share data)					
Financial Performance Data						
Sales and operating revenue:						
Net passenger revenue	A$ 6,188.3	A$ 6,437.5	A$ 6,975.6	A$ 7,941.8	A$ 9,027.5	US$4,924.5
Net freight revenue	547.8	553.4	543.0	596.3	563.6	307.4
Tour and travel sales	510.7	510.3	551.8	604.3	674.4	367.9
Contract work revenue	339.9	363.0	412.7	457.3	479.1	261.4
Other sources[2]	544.8	584.5	623.7	588.5	578.0	315.3
Total sales and operating revenue	8,131.5	8,448.7	9,106.8	10,188.2	11,322.6	6,176.5
Expenditure:						
Manpower and staff-related	2,196.8	2,206.0	2,295.8	2,549.9	2,689.2	1,467.0
Selling and marketing	914.5	947.9	1,051.0	1,141.6	1,158.7	632.1
Aircraft operating – variable[3]	1,551.8	1,679.4	1,732.7	2,023.0	2,200.9	1,200.6
Fuel and oil	888.5	761.6	863.2	1,329.8	1,570.0	856.4
Property	205.7	216.1	215.2	246.9	264.3	144.2
Computer and communication	272.7	346.1	352.4	365.0	408.4	222.8
Non-cancellable operating lease rentals	138.8	107.8	127.9	181.8	255.7	139.5
Tour and travel cost of sales	412.7	439.0	482.8	525.7	584.4	318.8
Capacity hire	189.3	216.2	222.4	220.2	499.9	272.7
Depreciation and amortisation	531.4	540.4	634.0	706.7	693.5	378.3
Other	247.6	225.6	255.4	201.8	354.4	193.3
Share of net profit of associates	-	-	-	-	(36.1)	(19.8)
Total expenditure	7,549.8	7,686.1	8,232.8	9,492.4	10,643.3	5,805.9
Earnings:						
Earnings before interest and tax	581.7	762.6	874.0	695.8	679.3	370.6
Net interest expense	103.7	100.1	111.2	98.7	48.3	26.3
Profit before tax	478.0	662.5	762.8	597.1	631.0	344.3
Income tax expense	173.0	241.6	244.9	177.4	201.7	110.0
Profit after tax	305.0	420.9	517.9	419.7	429.3	234.3
Outside equity interests in net (profit)/loss of controlled entities	(0.2)	0.7	(0.6)	(4.3)	(1.3)	(0.7)
Net profit attributable to members	304.8	421.6	517.3	415.4	428.0	233.6
Net income per ordinary share						
Basic (cents)	26.8	35.4	42.8	33.0	29.1	15.9
Diluted (cents)	26.8	35.4	42.7	32.6	28.9	15.8
Dividend per ordinary share (cents)	13.5	32.5	59.0	20.0	17.0	9.3
Weighted average number of shares outstanding	1,138.6	1,189.7	1,209.3	1,258.5	1,469.4	1,469.4

	1998	1999	2000	2001	2002	2002[1]
			Year Ended 30 June			
			(in millions)			
Financial Position Data (at period end)						
Cash and cash equivalents[4]	A$ 710.7	A$ 893.7	A$ 688.8	A$ 259.2	A$ 785.2	US$ 428.3
Total current assets	2,108.7	2,384.2	2,437.8	2,358.8	3,755.7	2,048.7
Property, plant and equipment	5,913.4	6,653.0	7,108.7	7,324.4	9,109.5	4,969.2
Total assets	10,358.8	11,226.6	12,007.1	12,513.6	14,801.5	8,074.2
Current liabilities	3,207.9	4,079.4	4,954.3	5,013.3	5,581.4	3,044.7
Long-term debt[5]	2,591.7	2,577.7	2,530.8	2,355.6	3,569.9	1,947.4
Shareholders' equity	2,962.4	3,059.9	2,864.4	3,315.9	4,253.5	2,320.3
Net debt on balance sheet[6]	737.4	782.8	925.8	1,316.4	1,904.6	1,039.0
Net debt including off balance sheet debt	2,226.8	2,134.7	2,503.6	3,793.9	4,110.0	2,242.0
Net debt including off balance sheet debt and revenue hedge receivables	1,856.8	1,862.5	2,128.9	3,464.3	3,903.8	2,129.5
Shareholders' equity adjusted for capitalisation of non-cancellable operating leases	2,808.0	2,908.4	2,687.6	3,046.4	4,038.9	2,203.2
Cash Flow Data						
Net cash provided by operating activities	1,218.4	1,208.3	1,599.8	1,100.7	1,143.3	623.7
Net cash (used in) investing activities	(668.0)	(628.9)	(262.7)	(871.3)	(2,306.1)	(1,258.0)
Net cash provided by/(used in) financing activities	(592.3)	(396.4)	(1,542.0)	(659.0)	1,688.8	921.2
Increase/(decrease) in cash	(41.9)	183.0	(204.9)	(429.6)	526.0	286.9

(1) Translations to US dollars have been made at the Noon Buying Rate on 30 June 2002, which rate was US$0.5455. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or could have been converted into US dollars at the rate indicated.
(2) Includes revenue from leasing of aircraft, aircraft charters, Qantas Club fees and frequent flyer membership fees.
(3) Includes aircraft maintenance costs, landing fees, contract ground handling, contract air meals, consumables and other passenger and crew expenses.
(4) Consists of cash on hand, short-term money market instruments and term deposits.
(5) Excludes net payables under hedge/swap contracts.
(6) Includes total short-term and long-term debt offset by cash and cash equivalents and total short-term and long-term hedge/swap contract receivable (exclusive of revenue hedge receivable).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This section should be read in conjunction with Section 4 of the Draft Retail Document and the Fiscal 2001 Financial Report accompanying this international offering memorandum. Qantas' financial statements have been prepared in accordance with Australian GAAP, which differs in certain significant respects from US GAAP. See "Significant Differences Between Australian GAAP and US GAAP" for a discussion of significant differences between Australian GAAP and US GAAP as they apply to Qantas.

The following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Actual events or results may differ materially from those discussed in the forward-looking statements. See "Forward-Looking Statements". Factors that could cause or contribute to differences include, but are not limited to, those discussed below and elsewhere in the Offering Memorandum, particularly under the caption "Risk Factors" in Section 5 of the Draft Retail Document.

Qantas' fiscal year ends on 30 June of each year and is identified according to the calendar year in which it ends. For example, the fiscal year ended 30 June 2002 is referred to as "fiscal 2002".

Overview

In fiscal 2002, two major events had a significant effect on Qantas' business and results of operations: the terrorist attacks in the United States of 11 September 2001 and the collapse of Qantas' then primary domestic competitor, Ansett, on 14 September 2001. The terrorist attacks of September 11 resulted in a significant reduction in demand for international air travel, including demand for Qantas' international services. Qantas' domestic market share increased significantly following the collapse of Ansett, which prior to its collapse was the second major Australian airline.

Both of these events occurred during the first half of fiscal 2002. Accordingly, Qantas' results of operations were significantly different in the first half of fiscal 2002 compared with the second half of fiscal 2002.

Qantas' results of operations in fiscal 2001 were negatively affected by the entry of two low cost competitors into the Australian domestic market: Impulse Airlines, which commenced operations in late fiscal 2000, and Virgin Blue, which commenced operations in early fiscal 2001. Although the resulting lower airfares stimulated demand, they also led to a decline in yields. In May 2001, Impulse Airlines, after suffering significant losses, wet leased its entire aircraft fleet to Qantas and Impulse Airlines ceased operating under its own trade name. In November 2001, Impulse Airlines became a wholly-owned subsidiary of Qantas. Since the collapse of Ansett, Virgin Blue is Qantas' only significant domestic competitor.

Critical Accounting Policies

The preparation of the consolidated financial statements requires Qantas to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those policies that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. For a detailed discussion on the application of these and other accounting policies, see Note 1 to the Fiscal 2001 Financial Report.

Revenue Recognition

Passenger and freight sales are recorded on Qantas' Statement of Financial Position as revenue received in advance until the tickets are utilised or freight uplifted, at which point the revenue is recognised in the profit and loss account. The accounting for passenger and freight revenue in this manner is consistent with the principles of Australian Accounting Standards Board ("AASB") 1004 "Revenue".

Frequent Flyer

Revenue derived from the sale of Frequent Flyer points to third parties, such as credit card companies and financial institutions, is recognised as revenue when received. Frequent Flyer revenue is recognised on this basis because:

- the revenue received is non-refundable;
- the provision of frequent flyer points is incidental to the main operating activity of the airline; and
- the residual liability is fully provided for.

The obligation to provide flight awards to Qantas Frequent Flyer members is progressively accrued as points are accumulated. This accrual is based on the incremental cost of ultimately providing the flight award. Incremental costs comprise only the variable costs of flying a passenger, such as meals, ticketing and fuel.

This policy is in line with the approach taken by the majority of major airlines outside the United States. The United States accounting guidance, SEC Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" (SAB 101), requires frequent flyer revenue to be deferred and released to the profit and loss account when the flight benefits are provided. See "Significant Differences Between Australian GAAP and US GAAP".

Hedge Accounting

Qantas is subject to foreign currency, interest rate, credit, and fuel and oil price risks. Derivative financial instruments are used to hedge these risks. Qantas policy is not to enter, issue or hold derivative financial instruments for speculative trading purposes.

Cross-currency swaps are used to convert long-term foreign currency borrowings to currencies in which Qantas has forecast sufficient surplus net revenue to meet the principal and interest obligations under the swaps. Where this has occurred, back-to-back forward foreign exchange contracts have been used to hedge the cash flows arising under the borrowings with the expected revenue surpluses used to hedge the borrowings. To the extent a gain or loss is incurred, this is deferred until the net revenue is realised.

Principal amounts outstanding under individual cross-currency swaps are disclosed as a net asset or liability. Interest payments and receipts under cross-currency swaps are recognised on an accruals basis in Qantas' Statement of Financial Performance. Premiums paid on interest rate options are amortised over the period of the hedge.

Gains and losses on derivatives used as hedges are accounted for on the same basis as the underlying exposure to which they relate. Accordingly, hedge gains and losses are included in Qantas' Statement of Financial Performance when the gains and losses arising on the related hedge position are recognised in the statement of financial performance.

Lease Accounting

Leased assets under which Qantas assumes substantially all the risks and benefits of ownership are classified as finance leases. Other leases are classified as operating leases.

The classification of each lease is assessed by examining whether:

- the lease is non-cancellable. Leases are deemed to be non-cancellable if there are anticipated to be significant financial penalties associated with termination;
- the lease term is for 75 percent or more of the remaining economic life of the asset; and
- the present value of the minimum lease payments is equal to or exceeds 90 percent of the fair value of the leased asset at the start of the lease.

Finance leases are capitalised. A lease asset and a lease liability equal to the present value of the minimum lease payments are recorded at the inception of the lease. Any gains and losses under

sale and leaseback arrangements are deferred and amortised over the lease term. Capitalised leased assets are amortised on a straight line basis over the period in which benefits are expected to arise from the use of those assets. Lease payments are allocated between the reduction in the principal component of the lease liability and interest expense.

Payments made under operating leases are charged against profits in the financial period in which they are incurred.

Non-Current Assets

The carrying amounts of non-current assets are reviewed at least annually to determine whether or not they are stated in excess of their recoverable amounts at balance date. Assets that primarily generate cash flows, such as aircraft, are assessed on an individual basis whereas infrastructure assets are examined on a class by class basis, and compared to net surplus cash inflows. Qantas obtains external valuations of all land, buildings, aircraft and engines on an annual basis.

Where the carrying amount exceeds recoverable amount the write-down is expensed in the financial period in which it occurs.

Depreciation and amortisation are provided on a straight line basis on all items of property, plant and equipment except for freehold and leasehold land. The depreciation rates are calculated so as to allocate the cost or valuation of an asset, less any estimated residual value, over the asset's estimated useful life.

The principal asset depreciation periods and estimated residual value percentages are:

	Years	Residual Value
		(%)
Buildings and leasehold improvements	10 – 50	0
Plant and equipment	3 – 10	0
Jet aircraft and engines	20	0 – 25
Non-jet aircraft and engines	10 – 30	0 – 20
Aircraft spare parts	15 – 20	0 – 25

Results of Operations

Fiscal 2002 Compared with Fiscal 2001

Please see Section 4.2 of the Draft Retail Document for a comparison of Qantas' results of operations between fiscal 2002 and fiscal 2001.

Fiscal 2001 Compared with Fiscal 2000

Sales and Operating Revenue. Qantas' sales and operating revenue increased by approximately 11.9% to A$10.2 billion in fiscal 2001 from A$9.1 billion in fiscal 2000. The principal components of this increase were increases in (1) net passenger revenue, which increased by A$966.2 million (approximately 13.9%) over fiscal 2000 due to growth in RPKs of 10% together with the favourable impact of foreign exchange, and (2) non-passenger revenue, which increased by A$115.2 million (approximately 5.4%) over fiscal 2000 due to increases in freight revenue, tours and travel revenue, and contract work revenue. The increase in net passenger revenue was partially offset by a deterioration in yield of 1.9% when the favourable impact of foreign exchange gains is removed.

Operating Data

- Qantas' ASKs increased by 9.3% over fiscal 2000, representing a 9.8% increase for international airline operations, a 7.6% increase for core domestic airline operations and a 7.8% increase for QantasLink (domestic regional airline operations) over fiscal 2000.

- Qantas' RPKs increased by 10.0% over fiscal 2000, representing a 11.3% increase for international operations, a 6.0% increase for core domestic airline operations and a 5.8%

increase for QantasLink over fiscal 2000. The growth in fiscal 2001 in RPKs resulted principally from increased passenger traffic related to the Sydney 2000 Olympic Games.

- Qantas' Revenue Seat Factor increased from 75.4% in fiscal 2000 to 75.9% in fiscal 2001. Revenue Seat Factors increased from 74.3% in fiscal 2000 to 75.3% in fiscal 2001 with respect to international operations, decreased from 80.4% to 79.1% with respect to core domestic airline operations and decreased from 70.2% to 68.9% with respect to QantasLink.

- Qantas' aircraft fleet increased by 31 aircraft during fiscal 2001: one 747-200 aircraft returned from lease to Air Pacific; seven 737-300 aircraft and one 747-400 aircraft were leased; 13 Beechcraft and eight 717-200 aircraft were leased from Impulse Airlines and one 747-300 aircraft was returned to service.

Expenditure. Qantas' total expenditure increased by 15.3% on capacity growth of 9.3%, from A$8.2 billion in fiscal 2000 to A$9.5 billion in fiscal 2001. The increase was principally due to increases in:

- fuel and oil costs of A$466.6 million, or 54.1%, which was due to higher jet fuel prices, additional flying and the weaker Australian dollar against the US dollar – these cost increases were partially offset by additional fuel hedging benefits of A$406.0 million;

- manpower and staff related costs of A$254.1 million, or 11.1%, due to revised wage agreements and the increase in the number of full-time employees;

- aircraft operating - variable expenditure (which includes maintenance material costs, crew expenses, route navigation and landing fees) of A$290.3 million, or 16.8%, primarily due to additional activity and the adverse impact of currency exchange rate movements;

- depreciation and amortisation charges of A$72.7 million, or 11.5%, reflecting capital expenditure on aircraft acquisitions, reconfigurations and engine modifications; and

- non-cancellable operating lease rental payments of A$53.9 million, or 42.1%, mainly due to the leasing of aircraft.

These increases were partially offset by A$55.8 million, or 11.7%, decrease in capacity hire and other expenditure.

EBIT. Principally as a result of the foregoing, Qantas' earnings before interest and tax decreased by 20.4% to A$695.8 million in fiscal 2001 compared with A$874.0 million in fiscal 2000. Qantas' international operations EBIT increased by 22.4% to A$458.7 million in fiscal 2001 compared with A$374.8 million in fiscal 2000, principally due to increased activity resulting from the Sydney 2000 Olympic Games. This increase was offset by a weaker Australian dollar against the US dollar, an overall slowing of the Australian and international economies and higher fuel prices. Qantas' domestic operations EBIT decreased by 53.2% to A$127.4 million in fiscal 2001 compared with A$272.0 million in fiscal 2000, mainly due to increased competition from Impulse Airlines, Virgin Blue and Ansett, which lead to significant price discounting and pressure on yields, the introduction of a goods and services tax in Australia, and the offsetting factors listed above for international operations. Qantas' subsidiary operations EBIT decreased by 35.2% to A$109.7 million in fiscal 2001 compared with A$169.4 million in fiscal 2000, principally due to QantasLink's EBIT decreasing by 90.5% compared with fiscal 2000 as a result of the increased competition in the regional market, the transfer of some better performing routes to the core domestic airline, the introduction of a goods and services tax in Australia and higher fuel costs.

Net Interest Expense. Qantas' net interest expense in fiscal 2001 of A$98.7 million was A$12.5 million, or 11.2%, lower than its net interest expense of A$111.2 million in fiscal 2000.

Profit Before Tax. Qantas' profit before income tax expense was A$597.1 million in fiscal 2001 as compared with A$762.8 million in fiscal 2000. The fiscal 2001 result included a A$41.2 million profit on the sale and leaseback of Qantas' head offices, a profit of A$46.0 million that was recognised on a change of accounting policy relating to the treatment of software development costs, A$43.3 million in revenue and A$31.8 million in dividends relating to assets sold by an associated company offset by a A$35.0 million provision for redundancies. The fiscal 2000 result included a profit of A$57.8 million from the sale of part of Qantas' interest in EQUANT NV, which provides data network services to primarily non-airline customers.

Income Tax Expense. Qantas incurred income tax expense of A$177.4 million in fiscal 2001 and A$244.9 million in fiscal 2000. These amounts represented approximately 29.7% and 32.1% of its profit before tax in fiscal 2001 and fiscal 2000, respectively. The nominal Australian company tax rate was 34% in fiscal 2001 and 36% in fiscal 2000. The effective tax rate in fiscal 2001 was lower than the nominal rate primarily as a result of a one-off adjustment to tax expense of A$20.0 million related to the restatement of deferred tax balances following the reduction in the Australian company tax rate, the recognition of capital losses previously not recorded and the recognition of a tax benefit from the sale and leaseback of Qantas' head offices. The effective tax rate in fiscal 2000 was lower than the nominal tax rate due to a A$45.0 million tax credit that related to the restatement of deferred tax balances following the reduction in the Australian company tax rate.

Net Profit Attributable to Members. Net profit in fiscal 2001 of A$415.4 million was A$101.9 million, or 19.7%, lower than the result in fiscal 2000 of A$517.3 million.

Liquidity, Capital Expenditures and Capital Resources

Qantas' total cash and cash equivalents (including cash on hand, short-term money market instruments and term deposits) were A$688.8 million, A$259.2 million and A$785.2 million as of 30 June 2000, 2001 and 2002, respectively. Operating activities generated cash of A$1.6 billion, A$1.1 billion and A$1.1 billion for fiscal 2000, fiscal 2001 and fiscal 2002, respectively. For the three years ended 30 June 2002, funds generated from operations were used primarily to retire debt and, secondarily, to meet capital expenditure commitments, particularly the purchase of aircraft.

Consistent with other airlines, Qantas regularly maintains a negative working capital balance. This is largely the result of Qantas carrying sales in advance of carriage as a current liability. The liability arises when passengers pay Qantas for tickets in advance of travelling and is converted to revenue when the ticket is used. As of 30 June 2002, Qantas had negative working capital of A$1.8 billion, of which A$1,285.2 million represented current liabilities associated with sales in advance of carriage.

As of 30 June 2002, Qantas had A$683.5 million of standby facilities available under a syndicated loan note facility. The standby facility consists of three tranches: a A$283.5 million rolling one-year facility expiring in May 2003; a A$300 million facility expiring in May 2004 and a A$100 million facility expiring in May 2006. The standby facility provides back-up for the issuance of commercial paper under Qantas' A$1 billion debt securities program, which can be used to issue either commercial paper or medium term notes in Australian dollars. As of 30 June 2002, Qantas had A$320 million in medium term notes on issue under the debt securities program.

In addition to the standby facility, Qantas had US$135 million of undrawn funds available under a syndicated term loan that expires in January 2004. These funds were subsequently drawn down in July 2002.

Qantas expects to meet all of its current liabilities as they become due. Qantas' Risk Management Policies require it to maintain cash, other liquid assets, 85% of trade receivables and 90% of committed borrowing facilities at least equal to its six month principal and interest obligations going forward and its revenue received in advance of carriage.

Fiscal 2002 Compared with Fiscal 2001

Net cash provided by operating activities increased by A$42.6 million, or 3.9%, from A$1,100.7 million in fiscal 2001 to A$1,143.3 million in fiscal 2002. This increase was principally due to increased profitability and lower tax paid due to a reduction in the Australian corporate tax rate from 34% to 30%. In fiscal 2001, Qantas received dividends of A$43.8 million from associated companies.

Net cash used in investing activities increased by A$1,434.8 million, from A$871.3 million in fiscal 2001 to A$2,306.1 million in fiscal 2002. Payments for property, plant and equipment were A$2,463.4 million in fiscal 2002 and predominantly related to the purchase of 15 Boeing 737-800 and 3 Dash 8 aircraft, along with progress payments under the new fleet plan, reconfiguration costs, engine modifications, spare parts and associated infrastructure projects relating to these new aircraft. In addition, payments totalling A$19.3 million were made in fiscal 2002 for a number of investments. These payments were offset by proceeds of A$39.3 million from the sale of Qantas' remaining interest in EQUANT NV. The result for fiscal 2001 included proceeds of A$147.5 million

from the sale and leaseback of Qantas' head offices in Sydney and a A$67.0 million loan to Impulse.

Net cash provided by financing activities in fiscal 2002 was A$1,688.8 million as compared with A$659.0 million used in financing activities in fiscal 2001. In fiscal 2002, Qantas received total net proceeds of A$652.7 million from the issue of shares to institutional investors in October 2001 and from the issue of shares to its retail shareholders in December 2001. Proceeds from borrowings of A$2,269.9 million in fiscal 2002 included a A$1,400 million drawdown of the bank syndicated loan facility, the issue of a A$100 million Medium Term Note in July 2001 and A$622 million secured funding (for the 737-800 aircraft). Debt repayments in fiscal 2002 totalled $1,109.7 million, comprising the repayment of short-term borrowings, loans and leases. Dividends paid in fiscal 2002 reflected the cash payments made during the year for the fiscal 2001 final share dividend and the fiscal 2002 first half-year interim dividend. This figure excludes the A$120.9 million of dividends that were forgone by shareholders in exchange for shares under Qantas' dividend reinvestment plan. Dividend payments in fiscal 2001 included the payment of a A$0.37 per share special dividend.

Fiscal 2001 Compared with Fiscal 2000

Net cash provided by operating activities decreased by A$499.1 million, or 31.2%, from A$1,599.8 million in fiscal 2000 to A$1,100.7 million in fiscal 2001. This decrease was mainly due to lower profitability, increased inventory as a result of fleet growth and unfavourable movements in working capital partly caused by foreign exchange rates. Net interest payments in fiscal 2001 were lower when compared with fiscal 2000. Income tax payments in fiscal 2001 were A$29.4 million lower when compared with fiscal 2000 due to reduced profitability and a reduction in the Australian corporate tax rate from 36% to 34%. Dividends received increased by A$16.9 million in fiscal 2001 due to higher dividends from associated companies.

Net cash used in investing activities increased by A$608.6 million, from A$262.7 million in fiscal 2000 to A$871.3 million in fiscal 2001. Cash outflows in fiscal 2000 were significantly reduced due to proceeds of A$819.0 million from the sale and leaseback of three 747-400 aircraft and one 767-300 aircraft and proceeds of A$60.4 million for the part sale of Qantas' interest in EQUANT NV. In fiscal 2001, Qantas entered into a sale and leaseback of its head office in Sydney, which generated proceeds of A$147.5 million. Total capital expenditure of A$995.5 million and A$1,141.8 million in fiscal 2001 and fiscal 2000, respectively, predominantly related to aircraft progress payments for new aircraft, aircraft reconfiguration costs and engine modifications and spare parts. Payments totalling A$17.1 million were made in fiscal 2001 for a number of investments, including the acquisition of the remaining 51% interest in Caterair Airport Services together with the purchase of a minority interest in Impulse Airlines. Loans to associates of A$67.0 million in fiscal 2001 related to advances made to Impulse Airlines as part of the commercial arrangement entered into during fiscal 2001.

Net cash used in financing activities decreased by A$883.0 million, from A$1,542.0 million in fiscal 2000 to A$659.0 million in fiscal 2001. Proceeds from borrowings were A$804.8 million in fiscal 2001, which included the issue of a A$200 million medium term note in November 2000 and the A$300 million drawdown of a bank syndicated loan facility in May 2001. Proceeds from borrowings were A$505.9 million in fiscal 2000 and related to the issue of commercial paper. Debt repayments of A$1,028.0 million in fiscal 2001 comprised the repayment of short-term borrowings, loans and leases. Debt repayments of A$1,617.9 million in fiscal 2000 comprised A$798.9 million for the repayment of short-term borrowings and loans and A$819.0 million for debt prepayments on the sale and leaseback of three 747-400 aircraft and one 767-300 aircraft. In fiscal 2001, Qantas received proceeds of A$19.0 million from the issue of shares to the underwriters of Qantas' Dividend Reinvestment Plan.

Indebtedness

As of 30 June 2002, Qantas had net debt including off balance sheet debt and revenue hedge receivables of A$4.9 billion maturing during the period from 1 July 2002 to 30 June 2014. No more than A$1.3 billion of this debt matures during any one fiscal year. Qantas does not have debt obligations that would be accelerated as a result of credit rating downgrade.

Qantas gearing ratio was 49% as of 30 June 2002. Qantas calculates its gearing ratio by dividing the book value of Qantas' short-term and long-term net debt (including the present value of capitalising Qantas' non-cancellable operating leases but after deducting Qantas' net hedging positions and cash and cash equivalents) by the same amount plus the book value of Qantas' total equity. Qantas' aircraft financing often requires it to make security deposits on behalf of the providers of this financing. In addition, Qantas has substantial assets in the form of hedge/swap

receivables that are expected to be used to repay its foreign currency debt on lease obligations as they mature. For these above reasons, Qantas calculates its gearing ratio by deducting cash and cash equivalents and Qantas' hedge/swap receivables from Qantas' total short-term and long-term debt.

Finance Lease Commitments

Please see Note 25 to the Fiscal 2001 Financial Report for details of finance lease commitments as of 30 June 2001.

Operating Lease and Hire Commitments

Please see Note 26 to the Fiscal 2001 Financial Report for details of operating lease and hire commitments as of 30 June 2001.

Capital Expenditure Commitments

Please see Note 27 to the Fiscal 2001 Financial Report for details of capital expenditure commitments as of 30 June 2001. For details of Qantas' planned capital expenditure, see Section 3.3 of the Draft Retail Document.

Contingent Liabilities

Terminal Fuel Facilities. Qantas, together with other airlines, has entered into various agreements in order to facilitate the funding and installation of jet turbine fuel hydrant systems and terminal equipment facilities at airports in Los Angeles and Honolulu. The airlines have jointly and severally agreed to repay any unpaid balance (including interest) of the loans (totalling A$294.0 million as of 30 June 2002) in the event the agreements are terminated prior to expiry of the loans.

Aircraft Financing. As part of the financing arrangements for the acquisition of aircraft, Qantas has provided certain guarantees and indemnities to various lenders and equity participants in leveraged lease transactions. Only in exceptional circumstances, including the insolvency of major international banks, will Qantas be required to make any payments under these guarantees.

Qantas and certain controlled entities have entered into asset value underwriting arrangements with lenders under certain aircraft secured financings. These arrangements protect the value of the aircraft security to the lenders to a predetermined level. This is reflected by the balance of aircraft security deposits held with certain financial institutions.

Qantas has provided standard tax indemnities to the equity investors in certain leveraged leases. The indemnities effectively guarantee the after tax rate of return of the investors, and Qantas may be subject to additional financing costs on future lease payments if certain assumptions made at the time of entering the transactions, including assumptions as to the rate of income tax, subsequently become invalid.

Unrealised Losses – Back-to-Back Hedges. Where long-term foreign currency borrowings have been denominated in surplus net revenue currencies, offsetting forward foreign exchange contracts have been used to match the cash flows arising under the borrowings with the expected revenue surpluses used to hedge the borrowings. To the extent a gain or loss is incurred, this is deferred until the net revenue is realised. As of 30 June 2002, total unrealised exchange losses on hedges of net revenue designated to service long-term debt were A$206.2 million compared with A$329.6 million as of 30 June 2001.

Quantitative and Qualitative Disclosure About Market Risk

Exposure to foreign exchange, interest rates and fuel price fluctuations is an inherent part of Qantas' operations. Qantas Treasury Risk Management Group manages Qantas' foreign exchange, liquidity, interest, fuel price and credit exposures in accordance with specific risk management policies adopted by the Board of Directors (the "Risk Management Policies"). The Risk Management Policies identify areas of financial exposures, delegate responsibility for managing these exposures, authorise the types of financial instruments that may be employed to reduce these exposures, set credit standards for counterparties Qantas may contract with in managing the exposures and establish reporting procedures to evaluate changes in these exposures and ensure compliance with the Risk Management Policies.

Foreign Exchange Risk

Qantas is exposed to the effect of foreign exchange rate fluctuations on the Australian dollar value of foreign currency-denominated revenues and expenses. Qantas earns revenues in approximately 80 countries, reflecting its route structure and location of ticket sales. Qantas' foreign currency costs are primarily denominated in US dollars and relate largely to fuel and oil, engineering and maintenance (particularly materials and sub-contract services), landing fees, air navigation charges and lease rentals. Although Qantas has expenditure in many foreign currencies other than US dollars, revenues earned in those currencies generally offset or exceed this expenditure. Historically, the five largest currencies of which Qantas has a surplus are Euros, British pounds, New Zealand dollars, Japanese yen and Hong Kong dollars. Qantas is also exposed to foreign exchange risk on a large portion of its capital expenditures (for example, aircraft are purchased in US dollars), the residual value of Qantas' aircraft and foreign currency borrowings.

Qantas manages its foreign currency exposures by using a variety of long-term and short-term hedging instruments in accordance with the Risk Management Policies. Cross currency swaps for terms of one to twelve years are used to convert long-term foreign currency borrowings to currencies in which Qantas have forecasted sufficient revenues (net of costs in that currency) to meet the principal and interest obligations under the swaps. Where this has occurred, the asset/receivable side of the swap hedges the foreign currency borrowing. Gains or losses made on revaluation of the liability/payable side of the swap are deferred until the net revenue surplus against which it is hedged is realised. Qantas has entered into swaps of this nature to hedge a portion of its forecasted net foreign currency revenues in British pounds, Japanese yen and New Zealand dollars.

In addition to the long-term hedging of exchange rate exposure, the Risk Management Policies provide that up to 90% of the remaining net foreign currency revenues projected for the next 12 months may be hedged using forward foreign exchange contracts, swaps and options. With the approval of the Deputy Chief Financial Officer, Qantas may hedge a portion of its net foreign currency revenues beyond 12 months, and has done so from time to time. In implementing its short-term foreign currency hedging strategy, Qantas takes into account that it usually has a short position in US dollars (arising from its projected fuel and certain engineering and maintenance costs) and long positions in most other foreign currencies in which it expects to earn revenue over the next 12 months (including, in particular, Euros, British pounds, New Zealand dollars, Japanese yen and Hong Kong dollars).

Any unrealised gains or losses on foreign exchange hedge contracts, together with the cost of the contracts, are recognised in the financial statements on the same basis as the underlying transaction to which they relate. Qantas believes that by employing these and other hedging strategies contained in the Risk Management Policies, it is able to reduce its exposure to exchange rate fluctuations.

Fuel and Oil Price Risk

During fiscal 2000, fiscal 2001 and fiscal 2002, aircraft fuel and oil accounted for approximately 10.5%, 14.0% and 14.8%, respectively, of Qantas' operating expenses. Consequently, Qantas' results of operations could be significantly impacted by changes in the price of aircraft fuel and oil.

In accordance with the Risk Management Policies, Qantas uses options and swaps on aviation fuel and crude oil to hedge the exposure to movements in the price of aviation fuel and oil. These Risk Management Policies provide that up to 50% of Qantas' estimated fuel costs 18 months in the future may be hedged without further approval of the Board of Directors. This policy permits a greater percentage to be hedged during shorter periods so long as total hedging does not exceed 50% for the next succeeding 18 months. In addition, the Board of Directors has permitted, and may in the future permit, total hedging in excess of these levels. Any unrealised gains or losses on hedging anticipated fuel and oil costs, together with the cost of such hedging contracts, are recognised in the financial statements at the time the underlying fuel or oil is purchased. In fiscal 2000 and 2001, the net gain from fuel and oil hedging was A$275.4 million and A$406.0 million, respectively, and in fiscal 2002 the net loss from fuel and oil hedging was A$77.3 million.

Interest Rate Risk

Qantas' results of operations are affected by fluctuations in interest rates (e.g., interest expense on debt and interest income earned on short-term investments). Qantas manages interest rate risk by measuring the market value sensitivity of the borrowing portfolio to changes in interest rates. The relative mix of fixed and floating interest rate funding is managed by using interest rate swaps,

forward rate agreements, swaptions and options. Interest payments and receipts under interest rate swaps are recognised on an accrual basis in Qantas' Statement of Financial Performance as gains and losses are incurred. Premiums paid on interest rate options are amortised over the period at risk.

Please see Note 34(a) to the Fiscal 2001 Financial Report for details of interest rate risk as of 30 June 2001.

Credit Risk

Qantas' credit risk arises primarily from financial instruments and security deposits entered into as part of long-term aircraft financing structures, long-term and short-term hedging and investing activities. Credit exposure is measured as the cost to replace existing transactions should a counterparty default. A significant portion of credit risk arises from transactions that are guaranteed by Qantas as part of a long-term aircraft financing structure.

Qantas Risk Management Policies restrict Qantas' dealings with financial institutions counterparties with certain minimum credit ratings and limits the maximum exposure (both in terms of credit limit and daily settlement limit) to any one counterparty. Movements outside these guidelines must be approved by the Board.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Qantas Sale Act

In accordance with the Qantas Sale Act, which was the enabling legislation for the privatisation of Qantas, Qantas' Constitution includes the following provisions relating to the management of Qantas:

- a foreign shareholder owning, controlling or otherwise having a relevant interest in 15% or more of the issued voting shares of Qantas may not vote in respect of more than one-third of the directors;

- Qantas' head office and principal operational centre must remain in Australia;

- at least two-thirds of the Board of Directors are required to be Australian citizens; and

- the Chairman presiding at a meeting of the Board of Directors must be an Australian citizen.

Board of Directors

Qantas' business is managed under the direction of a Board of Directors, which may have a maximum of 12 directors. The Board of Directors is currently comprised of 10 directors as follows:

- six independent non-executive directors elected by shareholders other than British Airways;

- two non-executive directors who are appointed by British Airways (the "BA Directors"); and

- two executive directors (the Chief Executive Officer and the Chief Financial Officer).

The Chairman is an independent non-executive director. The non-executive directors are, in accordance with Qantas' Constitution and the ASX Listing Rules, appointed for a term of three years (subject to re-election and earlier removal or retirement from office). The BA Directors and the Chief Executive Officer are not subject to this requirement.

In connection with British Airways' initial purchase of ordinary shares (the "BA Shares") in Qantas in 1993, British Airways was granted the right to appoint directors. As long as the BA Shares continue to represent between 15 and 22.5 percent of all the voting ordinary shares in Qantas, British Airways may appoint up to two Directors. If the BA Shares constitute more than 10 percent but not more than 15 percent of all the voting ordinary shares in Qantas, then British Airways may appoint one Director. The BA Directors may only be removed by British Airways. British Airways must approve the appointment of the Chairman. British Airways is not entitled to vote on the election of non-BA Directors. See "Description of the Ordinary Shares – Constitution".

The Board of Directors may exercise all of the powers of Qantas that the Constitution, the Corporations Act or the ASX Listing Rules do not require to be approved by the shareholders in a general meeting, subject to certain limitations set forth in the Qantas Sale Act.

The Constitution of Qantas provides that questions arising at a meeting of Directors are to be decided by a majority of votes cast at the meeting. It also provides that a majority vote of two-thirds of all directors is required for, among other things, the adoption of the annual budget, capital expenditures of more than A$50 million (except as provided for in the annual budget), the entry into any major commercial transaction reasonably expected to be materially adverse to British Airways' interest in Qantas, the issue of shares or options and any buy-back by Qantas of its ordinary shares.

Board Committees

The Board of Directors has established four committees: (1) the Audit, Risk & Compliance Committee; (2) the Safety, Environment & Security Committee; (3) the Chairman's Committee and (4) the Nominations Committee. The Board of Directors does not delegate major decisions to these committees; rather, the committees are responsible for considering detailed issues and making recommendations to the Board of Directors. The functions of each committee are as follows:

- Audit, Risk & Compliance Committee – assists the Board in fulfilling its audit, accounting and reporting obligations, monitors internal and external auditors, monitors business risk management and compliance with legal and statutory obligations;

- Safety, Environment & Security Committee – receives detailed reports on all safety (including occupational health and safety), environment and security aspects of the airline and ensures that the appropriate risk management procedures are in place to protect the airline, its passengers, employees and the community;

- Chairman's Committee – reviews Board's performance and remuneration, selection of new Directors, recommends remuneration for the Chief Executive Officer and senior executives and monitors succession planning; and

- Nominations Committee – approves the Chairman and any Alternate Directors.

Details of Directors and Senior Management

Information concerning the Directors of Qantas is set out below:

Name	Age	Title
Margaret Jackson	49	Chairman
Geoff Dixon	62	Director and Chief Executive Officer
Peter Gregg	47	Director and Chief Financial Officer
Mike Codd, AC	62	Director
Trevor Eastwood, AM	60	Director
Jim Kennedy, AO, CBE	68	Director
Trevor Kennedy, AM	60	Director
Roger Maynard	59	Director (appointed by British Airways)
John Schubert	59	Director
Nick Tait	63	Director (appointed by British Airways)

Margaret Jackson was appointed to the Board in July 1992 and became Chairman in August 2000. Ms Jackson is Chairperson of Methodist Ladies College, Melbourne and a Director of Australia and New Zealand Banking Group Limited, People Telecom Limited and Billabong International Limited. She is a fellow of The Institute of Chartered Accountants in Australia, a member of the Business Council of Australia Chairman's Panel and a council member of the Asialink Centre.

Geoff Dixon was appointed to the Board in August 2000 and as Chief Executive Officer in March 2001. Mr Dixon is a member of the Safety, Environment & Security Committee and Chairman of a number of controlled entities of Qantas. He is a Director of Leighton Holdings Limited and Air Pacific Limited. He is also a member of the International Marketing Institute of Australia. Mr Dixon is a member of the Boards of Mission Australia and the Starlight Foundation.

Peter Gregg was appointed to the Board and became Chief Financial Officer in September 2000. Mr Gregg is a Director of Air Pacific Limited and a number of controlled entities of Qantas. He is also a fellow of the Finance & Treasury Association and a member of the Australian Institute of Company Directors.

Mike Codd was appointed to the Board in January 1992. He is Chairman of the Safety, Environment & Security Committee and is a member of the Audit, Risk and Compliance Committee. Mr Codd is Chancellor of the University of Wollongong and is Chairman of National Australia Asset Management Limited and National Corporate Investment Services Limited. He is a Director of National Wealth Management Holdings Limited, National Australia Financial Management Limited, National Australia Fund Management Limited, MLC Limited, MLC Investments Limited and Toogoolawa Consulting Pty Limited. Mr Codd is also a member of the Advisory Boards of Spencer Stuart and Blake Dawson Waldron.

Trevor Eastwood was appointed to the Board in October 1995. Mr Eastwood is a member of the Audit, Risk & Compliance Committee and the Chairman's Committee. He is Chairman of Gresham Partners Holdings Limited and Gresham Rabo Management Limited and is a Director of Wesfarmers

Limited. Mr Eastwood is a fellow of Curtin University, the Australian Institute of Management and the Australian Institute of Company Directors.

Jim Kennedy was appointed to the Board in October 1995. Mr Kennedy is Chairman of the Audit, Risk & Compliance Committee and a member of the Chairman's Committee. He is Deputy Chairman of GWA International Limited and a Director of the Australian Stock Exchange Limited, Macquarie Goodman Management Limited, Macquarie Industrial Management Limited and Suncorp-Metway Limited. Mr Kennedy is a member of the Advisory Board of Blake Dawson Waldron and the Australian Prime Minister's "Community Business Partnership".

Trevor Kennedy was appointed to the Board in April 1994. Mr Kennedy is a Director of Qantas Superannuation Limited and Chairman of Oil Search Limited, Commsoft Group Limited and Cypress Lakes Group Limited. He is Deputy Chairman of CTI Logistics Limited and is a Director of several other public and private companies including Downer EDI Limited, FTR Holdings Limited and RG Capital Radio Limited.

Roger Maynard was appointed to the Board by British Airways Plc in March 1993. Mr Maynard is a member of the Audit, Risk & Compliance Committee. He is the Director of Alliances, Investments and Joint Ventures for British Airways Plc. Mr Maynard is Chairman of Deutsche BA Luftfahrtgesellschaft mbH and British Airways Citi Express as well as a Director of Iberia, Lineas Aereas de Espana, S.A.

John Schubert was appointed to the Board in October 2000. Dr Schubert is a member of the Safety, Environment & Security Committee. He is Chairman of G2 Therapies Limited and Deputy Chairman of Commonwealth Bank of Australia. Dr Schubert is a Director of BHP Billiton Limited, BHP Billiton Plc and Hanson Plc, a UK construction materials company. He is President of the Business Council of Australia and is Chairman of the Advisory Board of Worley Limited. Dr Schubert is a Director of the Australian Graduate School of Management Limited, the Great Barrier Reef Research Foundation, the Salvation Army Advisory Board and the Opera Australia National Foundation.

Nick Tait was appointed to the Board by British Airways Plc in March 1993. Mr Tait is a member of the Safety, Environment & Security Committee and the Chairman's Committee. He is a Director of Concorde International Travel Services Pty Ltd and the Garvan Research Foundation. Mr Tait is also a fellow of the Australian Institute of Company Directors.

Details of Qantas' Executive Officers, who are not Directors, are set out below:

Name	Title	Held Position Since	Joined Qantas in
Denis Adams.........	Chief Executive Australian Airlines	2001	1996
Fiona Balfour.........	Executive General Manager and Chief Information Officer	2001	1992
John Borghetti.......	Executive General Manager Sales and Marketing	2001	1973
Kevin Brown..........	Executive General Manager Human Resources	2001	2001
Paul Edwards........	Executive General Manager Airline Strategy and Network	2001	1994
Grant Fenn...........	Executive General Manager Finance and Deputy Chief Financial Officer	2000	1994
David Forsyth........	Executive General Manager Aircraft Operations	1998	1970
David Hawes.........	Group General Manager Government and International Relations	1994	1994
Brett Johnson........	General Counsel and Company Secretary	1995	1995
Narendra Kumar....	Executive General Manager Subsidiary Businesses	2001	1996
Michael Sharp.......	Group General Manager Public Affairs	2001	2001

Compensation of Directors and Executive Officers.

The Board of Directors determines the overall remuneration policy and packages applicable to Board members and senior executives of Qantas. The broad remuneration policy is to ensure that each remuneration package properly reflects the duties and responsibilities of the relevant individual and that remuneration is competitive in attracting, motivating and retaining people of the highest calibre.

remuneration package properly reflects the duties and responsibilities of the relevant individual and that remuneration is competitive in attracting, motivating and retaining people of the highest calibre.

Directors' and executives' remuneration includes fees or salaries (as appropriate), superannuation contributions, performance bonuses, other benefits and retirement and resignation payments. Non-Executive Directors do not receive any performance-related remuneration.

Short-Term Incentives

Executive Directors and other executives participate in an annual performance-based reward scheme introduced for all executives in fiscal 1996. This scheme provides for cash performance bonuses to be paid where predetermined objectives are met. Performance objectives include the achievement of a predetermined level of annual profit and annual profit enhancement targets.

Long-Term Incentives

Geoff Dixon and one other executive officer participate in a Long-Term Incentive Plan introduced in fiscal 1997, which provides for a bonus payable at the earlier of the expiry of the relevant senior executive's service contract or after five years, based on Qantas' financial performance. Performance is determined on a range of criteria including the Qantas Total Shareholder Return ("TSR") ranking among the top 100 listed Australian companies and also against the TSRs of a predetermined basket of international airlines. The incentives which vest under this plan are not included in remuneration until they become payable.

Entitlements over unissued ordinary shares in Qantas are also issued to Executive Directors and other senior executives under the Qantas Long-Term Executive Incentive Plan introduced in fiscal 2000. See "-Share Entitlements".

In addition, the service contracts of the current Executive Directors and certain senior executives provide for the payment of a bonus on the completion of five years of service. This bonus is payable when the executive ceases employment with Qantas and will be included in remuneration at that time.

Details of Compensation for Fiscal 2001

Details of the compensation for Qantas' Directors and Executive Officers for fiscal 2002 have not been finalised. Details of the nature and amount of each major element of the compensation of each Director of Qantas and each of the five named Executive Officers of Qantas receiving the highest compensation in fiscal 2001 are set out below. Details of Executives who departed during fiscal 2001 and whose remuneration fell in the top five highest paid Executives have also been disclosed. No performance bonuses were awarded in fiscal 2001. However, performance bonuses are expected to be awarded for fiscal 2002.

Non-Executive Directors in Fiscal 2001	Fees[1] A$	Non-Cash Benefits[2] A$	Superannuation Contributions A$	Retirement Benefits A$	Total A$
Margaret Jackson	237,083	50,130	8,416	-	295,629
Gary Pemberton[3]	20,833	28,151	1,667	-	50,651
Mike Codd	87,500	39,978	7,000	-	134,478
John Ducker	15,000	20,951	1,200	131,000	168,151
Trevor Eastwood	81,666	37,086	5,200	-	123,952
Rod Eddington[4, 14]	27,083	6,580	2,167	-	35,830
Jim Kennedy	85,833	5,286	6,867	-	97,986
Trevor Kennedy	65,000	36,287	5,200	-	106,487
Lord Marshall[4, 5]	37,916	-	3,033	-	40,949
Roger Maynard[4]	75,000	30,745	6,000	-	111,745
John Rishton[4]	-	-	-	-	-
John Schubert	51,250	-	4,100	-	55,350
Derek Stevens[4, 6]	-	-	-	-	-
Nick Tait[4]	83,333	18,162	6,667	-	108,162

Executive Directors in Fiscal 2001	Fixed Annual Remuneration[7] A$	Performance Bonus A$	Non-Cash Benefits A$	Termination Payments A$	Total A$
James Strong[8]	1,426,500	-	50,704	-	1,477,204
Geoff Dixon[9]	1,150,663	-	15,388	-	1,166,051
Peter Gregg[9]	566,513	-	38,858	-	605,371
Gary Toomey[10]	362,441	-	20,634	150,000	533,075
Executive Officers in Fiscal 2001					
(excluding Directors)					
EXECUTIVES EMPLOYED AT PERIOD END					
David Burden[11]	552,138	-	81,115	-	633,253
Steve Mann[12]	439,297	-	26,370	-	465,667
David Forsyth	437,674	-	20,978	-	458,652
George Elsey[13]	382,662	-	50,171	-	432,833
Paul Edwards	399,642	-	31,152	-	430,794
EXECUTIVES NOT EMPLOYED AT PERIOD END					
George Dalidakis	167,652	-	21,238	454,382	643,272
Kevin Turnbull	159,631	-	48,135	327,550	535,316

1. Fees comprise both Directors' fees and Committee fees.
2. Non-cash benefits include car parking and travel and accommodation discounts obtained from time to time by Directors and executives, some of which are through agreements entered into by Qantas. Travel benefits are available on similar terms and conditions as those offered to other senior executives and employees of Qantas. The amount of non-cash benefits disclosed above has been determined on a "cost to the company" basis.
3. Gary Pemberton retired as a Director in August 2000.
4. Directors' fees for BA Directors of Qantas are paid directly to British Airways Plc.
5. Lord Marshall resigned as a Director in February 2001.
6. Derek Stevens resigned as a Director in July 2000 and was appointed as alternate for Lord Marshall from July 2000 to February 2001. From February 2001 to June 2001, he was an alternate for Rod Eddington.
7. Fixed annual remuneration includes base salary, motor vehicle allowance and salary sacrifice superannuation contributions.
8. James Strong retired as Director in March 2001. As Mr Strong remained an employee of Qantas until July 2001, the remuneration disclosed above represents the total amount paid to Mr Strong for the year ended 30 June 2001.
9. Geoff Dixon and Peter Gregg were appointed as Directors on 1 August 2000 and 13 September 2000, respectively. The remuneration disclosed above represents the total amounts paid to Mr Dixon and Mr Gregg for the year ended 30 June 2001.
10. Gary Toomey ceased to hold office in September 2000.
11. David Burden ceased to hold office in October 2001.
12. Steve Mann ceased to hold office in January 2002.
13. George Elsey ceased to hold office in September 2001.
14. Rod Eddington ceased to hold office in December 2001.

Share Entitlements

In November 1999, Qantas adopted its Long-Term Executive Incentive Plan, which provides for the grant of entitlements to ordinary shares in Qantas to eligible executives at no cost to the executive. These entitlements may vest and be convertible to shares between three and eight years following award date, conditional on the executive remaining a Qantas employee and on the achievement of specific performance hurdles set by the Board. These hurdles are set by reference to the percentile performance of Qantas (based upon average relative total shareholders return) within a modified S&P/ASX 200 Index and within an international airline "peer group".

To the extent that any entitlements vest, they may be converted into shares within eight years of award in proportion to the gain in share price from the date the entitlements are awarded to the date they are converted to shares. Entitlements not converted to shares within eight years of the vesting date will expire.

No entitlements have vested or expired (other than by way of eligible employees leaving Qantas) as yet under the plan, nor have any shares been issued. Entitlements will be included in remuneration once they have vested.

Entitlements awarded under the plan during fiscal 2001 include amounts granted to Executive Directors and the five most highly remunerated Executive Officers of Qantas as follows:

Executive Directors	Number of Entitlements[1,2]	Exercise Price[3] A$	Expiry Date	Value per Entitlement[4] A$	Total Value Awarded A$
Geoff Dixon	1,500,000	3.44	24 November 2008	0.89	1,335,000
Peter Gregg	750,000	3.44	24 November 2008	0.89	667,500
Executive Officers (excluding Directors)					
David Burden	650,000	3.44	24 November 2008	0.89	578,500
Steve Mann	650,000	3.44	24 November 2008	0.89	578,500
David Forsyth	650,000	3.44	24 November 2008	0.89	578,500
George Elsey	430,000	3.44	24 November 2008	0.89	382,700
Paul Edwards	430,000	3.44	24 November 2008	0.89	382,700

Total entitlements outstanding as of 30 June 2001 under the plan were as follows:

Expiry Date	Exercise Price[3] A$	Number of Entitlements	Value per Entitlement[4] A$
17 November 2007	4.99	8,115,500	0.48
24 November 2008	3.44	35,250,000	0.89
24 November 2008	3.62	760,000	0.84

1. All entitlements were granted during fiscal 2001.
2. These entitlements do not allow the holder to participate in any share issue of Qantas.
3. The closing price of Qantas ordinary shares on the ASX as of 30 June 2001 was A$3.50.
4. The estimated value per entitlement disclosed above is calculated as of 30 June 2001 using an actuarial simulation methodology, taking into account the performance hurdles and the possibility of conversion of vested entitlements before the expiry date.

In addition to the amounts noted above, A$1,000 of Qantas shares were issued in November 2000 for no consideration under the Qantas Profitshare Scheme to eligible employees (which excludes Non-Executive Directors). This equated to 259 ordinary shares in Qantas per eligible employee at an average price at date of issue of A$3.86 per share. These amounts have been excluded from the above disclosure as they involved no cost to Qantas.

Qantas Profitshare Scheme

The Qantas Profitshare Scheme has been in operation since fiscal 1999. Under the scheme, Australian-based employees are eligible to be awarded shares in Qantas at no cost to the employee. In order for shares to be awarded under the scheme, Qantas' financial performance must meet a performance benchmark that has been set by the Board for that financial year. The maximum grant of shares to be made in any year to an eligible employee is set at the absolute discretion of the Board, but may not exceed the value of A$1,000. Shares issued under the scheme may not be sold, transferred or used as security for a loan for three years from the date of issue.

On 20 August 2002, the Board decided to allocate A$1,000 worth of Qantas ordinary shares to each Australian-based eligible employee under the Qantas Profitshare Scheme.

Share Ownership of Directors

Details of Directors' interests in securities of Qantas are set forth in Section 7.7 of the Draft Retail Document.

Employees

Qantas employs more than 33,000 full-time equivalent employees, including approximately 2,800 pilots and other flight crew, 6,800 cabin staff and 24,000 ground and administration staff (which includes sales, finance, airports, engineering and maintenance, freight and catering). Qantas' staff is located in approximately 30 countries, although most of its employees reside in Australia.

Qantas operates in Australia's highly regulated employment market. A majority of Qantas' employees are represented by 14 separate unions. The Australian legal framework provides clearly defined minimum terms and conditions for a majority of employees, known as awards, and a method for modification of these terms and conditions to suit specific workplace requirements, known as certified agreements or enterprise bargaining agreements. Most of the employees of Qantas are covered by an award, a certified agreement or both. Qantas has entered into enterprise bargaining agreements with three unions, representing approximately 7,000 of its employees, which run from either 16 May or 1 July 2002 and expire on either 1 December 2003 or 1 July 2005. Most of the agreements provide for wage increases of up to three percent per annum. Qantas is currently negotiating new enterprise bargaining agreements with another six unions. In connection with negotiations with one union, strikes were held on 2 and 19 August 2002. In Australia, employees are not afforded legal immunity if industrial action is taken during the term of an enterprise bargaining agreement, except for health and safety reasons.

MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

Major Shareholder

British Airways beneficially owned, as at 20 August 2002, approximately 332.6 million shares in Qantas, or approximately 21.3 percent of issued Share capital. British Airways has elected not to subscribe for any of its Entitlement under the Entitlement Offer. See Section 1.5 of the Draft Retail Document. No person other than British Airways beneficially owns more than five percent of the outstanding ordinary shares in Qantas.

Related Party Transactions

British Airways

In 1993, British Airways acquired 25 percent of the shares in Qantas from the Australian Government. As a condition of the sale, British Airways entered into a 10-year commercial agreement with Qantas to identify and develop potential synergies in their operations.

Pursuant to a Joint Services Agreement (the "JSA"), Qantas and British Airways co-ordinate various aspects of their services between Australia and South-East Asia and Europe, and Australia and Europe. The JSA sets out in detail the financial settlement procedures between the two airlines to ensure that the return each airline obtains from the designated route services recognises the value of the route rights it utilises. The JSA has enabled both airlines to reduce costs, while improving schedules, fares and connections for passengers.

The operation of the JSA requires the approval of the ACCC. The Trade Practices Commission's (the predecessor to the ACCC) initial approval of the JSA in 1995 covered the operation of joint services on the "Kangaroo Routes" (routes between Europe and Australia) and expired in May 2000. Qantas and British Airways received the ACCC's approval to continue the JSA for a further three years until July 2003 and to expand the route group over which the two carriers can cooperate to include the worldwide networks of both airlines. Qantas and British Airways intend to apply to renew the ACCC's authorisation of the JSA beyond its current expiry date in July 2003.

Qantas and British Airways continue to co-ordinate sales and marketing activity around the world, investing in joint offices, joint lounges, travel shops and airport facilities in many cities. As a result of the need to work more effectively together in order to maximise seat availability across the Qantas/British Airways interconnecting network, certain revenue management activity related to the alliance has been co-located in Sydney.

Consistent with standard industry practice, Qantas and British Airways also carry passengers on an interline basis on the same terms and conditions as with other carriers. Other transactions, such as ground handling, contract work, property rentals and interline commissions, are conducted on normal commercial terms and conditions.

Qantas and British Airways continue their membership of the **one**world™ alliance.

Directors

A number of Qantas' directors also hold directorships with corporations that provide goods or services to Qantas. These transactions are conducted in Qantas' ordinary course of business on an arms' length basis. None of these directors exercise significant influence over these corporations nor derive any direct personal benefit from the transactions with Qantas.

DESCRIPTION OF THE ORDINARY SHARES

Constitution

Below is a summary of certain provisions of the Qantas Constitution. This summary does not purport to be complete and is qualified in its entirety by reference to the full Constitution of Qantas.

Certain provisions of the Qantas Sale Act have been incorporated in the Qantas Constitution. For further information relating to the Qantas Sale Act, see "Directors, Senior Management and Employees – Qantas Sale Act" and Section 1.4.4 of the Draft Retail Document.

Share Capital. Subject to the Corporations Act and the ASX Listing Rules, the Board may issue, or grant options in respect of, ordinary shares to any persons, for any price, with any condition, at any time and with any preferred, deferred or other special rights or special restrictions, whether with regard to dividends, voting, return of capital or otherwise, as the Directors think fit.

BA Shares. The issued shares in Qantas registered in the name of British Airways Investments (Australia) Pty Ltd were designated as BA Shares in respect of British Airways. The Qantas Constitution sets out the procedures by which shares held by British Airways may be designated BA Shares.

Foreign Ownership. The Qantas Constitution contains restrictions on the issuance and ownership (including joint ownership) of shares in Qantas preventing (1) foreign persons, in aggregate, having relevant interests in more than 49 percent of the issued shares; (2) any one foreign person having relevant interests in more than 25 percent of the issued shares; and (3) foreign airlines, in aggregate, having relevant interests in more than 35 percent of the issued shares.

Maintaining the Australian Identity of Qantas. The Qantas Constitution contains provisions that seek to maintain the Australian identity of Qantas and to ensure compliance with Australia's bilateral air service agreements. These include a requirement that (1) the head office of Qantas is located in Australia, (2) the principal operational centre for Qantas is Australia, (3) Qantas remains incorporated in Australia, (4) the name of the company must contain the expression 'Qantas', and (5) for so long as Qantas conducts scheduled international air transport passenger services it must do so under a registered business name that includes the expression 'Qantas'.

Voting Rights. Every holder of shares present in person or by proxy, attorney or representative at a meeting of shareholders has one vote on a vote taken by a show of hands. On a poll, every holder of shares present in person or by proxy, attorney or representative at a meeting of shareholders has one vote for every fully paid share held. On a poll, holders of partly paid shares have the number of votes proportionate to the amount paid up on the total issue price of those shares.

Except in the case of any resolution that as a matter of law requires a special majority, questions that arise at a general meeting are decided by a majority of votes cast by the shareholders present at the meeting. A resolution put to the vote of a general meeting must be decided on a show of hands unless a poll is demanded by (1) the Chairman of the meeting, (2) shareholders with at least five percent of the votes that may be cast on the resolution on a poll, or (3) at least five shareholders entitled to vote on the resolution. A special resolution requires the approval of 75 percent of the votes cast on the resolution.

Shareholder Meetings. Meetings are convened upon advance notice of at least 28 days. Notices are required to be given to all shareholders.

Quorum. The quorum required for a general meeting of shareholders is two shareholders present in person or by proxy, attorney or representative. Where a quorum is not present within 30 minutes after the time specified for a general meeting of shareholders, then if it was convened upon a requisition by shareholders, it is to be dissolved and otherwise it is to be adjourned to any day, time and place as the Directors determine and, if no determination is made by the Directors, to the same day in the next week at the same time and place. If at the adjourned meeting a quorum is not present within 30 minutes after the time specified for holding the meeting, then the shareholders present constitute a quorum.

Dividends. The Board may from time to time determine to pay dividends to shareholders. Subject to any preferential rights of shares referred to above, all dividends declared and authorised by the Board shall be apportioned and paid proportionately to the ratio of the amount paid on the shares to the amounts paid and payable on the shares during any portion or portions of the period in respect of which the dividend is paid. However, if any share is issued on terms providing that it will rank for dividend as from a particular date, that share ranks for dividend accordingly. Interest is not payable by Qantas in respect of any dividend.

Variation of Class Rights. To vary the rights attached to the issued shares of a particular class either (1) the holders of 75 percent of the issued shares in that class must give their consent in writing to the change or (2) or a special resolution must be passed at a meeting of the holders of the shares in that class.

Transfer of Shares. Shares may be transferred by any lawful method that the Board approves. The Board may decline to register a transfer of shares that are not CHESS approved securities if the ASX Listing Rules provide or would require that registration of the transfer may or should be refused.

Board of Directors. The number of Directors must not be less than three or more than 12. At all times at least two thirds of the Directors and the Director presiding as the Chairman at the meeting of the Board of Directors must be Australian citizens.

The Constitution includes requirements that the Board contain representatives of British Airways. As long as the BA Shares represent between 15 and 22.5 percent of all the voting shares in Qantas, British Airways may appoint up to two Directors. If the BA Shares constitute more than 10 percent but not more than 15 percent of all the voting shares in Qantas, then British Airways may appoint one Director.

Appointment and Removal of Non-BA Directors. The shareholders may appoint or remove a non-British Airways Director by ordinary resolution. No holder of BA Shares can vote in respect of its BA Shares to appoint a Director. At the annual general meeting of Qantas one-third of the non-BA Directors, excluding the Managing Director, must retire from office. The non-BA Directors who retire in this manner are required to be the Directors or Director longest in office since last being elected. A Director, other than the Director who is the Managing Director, must retire from office at the conclusion of the third annual general meeting after which the Director was elected.

Appointment and Removal of BA Directors. BA Directors may be appointed and removed by written notice to Qantas signed by British Airways. The appointment or removal of a British Airways Director is effective upon receipt of written notice by Qantas. If a resolution in a general meeting is adopted to remove a British Airways Director, British Airways may appoint a successor in accordance with the requirements of the Constitution and Qantas may not appoint a successor.

Interested Directors. A Director who has a material personal interest in any matter to be considered at a meeting of Directors must not be present while the matter is being considered at the meeting and may not vote in respect of the matter. A Director may not be counted in the quorum present at the meeting or vote in respect of, or in respect of anything arising out of, that matter.

Remuneration of Directors. Each Director is entitled to remuneration as the Directors determine. The non-executive Directors are paid for their services as Directors remuneration, not exceeding in aggregate a maximum fixed sum, which is determined by a general meeting (and must not be a commission on, or a percentage of, profits or operating revenue). Any Director who devotes special attention to the business of Qantas or who otherwise performs services which in the opinion of the Board are outside the scope of the ordinary duties of a Director may be paid remuneration in addition to or in substitution for the remuneration to which they are entitled, as determined by the Board.

Separate Records of Foreign Ownership. The Directors must maintain a separate register of shares a shareholder states are held by a foreign person or a foreign airline. This register must also include particulars of shares in which the Directors believe a foreign person or a foreign airline has relevant interests. Shareholders must notify Qantas within 10 days of a foreign person or a foreign airline obtaining a relevant interest in Qantas shares.

Enforcement of Limitation on Foreign Ownership. If the Directors become aware that (1) there has been a breach of the foreign ownership percentage limitation or (2) any of the operating rights

of Qantas have been refused, revoked or materially restricted because of the level of foreign ownership in Qantas, the Directors will seek to identify those shares which have caused the breach or caused the rights to be compromised.

When the Directors have identified the shares that have caused the breach of foreign ownership limits or the limitation of rights, the Directors must give written notice to the registered holder of those shares. The registered holder of the offending shares identified by the Directors must make a representation to the Directors as to why shares should not be treated as offending shares. A registered holder who has been served a first written notice is not entitled to vote in respect the offending shares at any general meeting of Qantas but is entitled to attend the meeting and be heard. Until the written notice is withdrawn, the vote attached to the offending share vests in the Chairman who must exercise that vote in accordance with the recommendation of the Directors.

If the registered holder of the shares does not satisfactorily represent that the shares should not be treated as offending shares the Directors, upon delivery of a second written notice, may request that the registered holder of the offending shares dispose of the offending shares. If the offending shares are not disposed of the Directors may arrange for the sale of the shares at the best price reasonably obtainable. Qantas for shall hold the net proceeds of the sale (along with any interest at any rate as the Directors deem appropriate) on trust for the former registered holder.

In determining which shares have caused the breach of foreign ownership limits or the limitation of rights, the Directors are to have regard to the chronological order in which the particulars of the shares have been entered onto the register of shares on the basis that the last share so registered is the first share that would be disenfranchised and required to be sold unless in the opinion of the Directors it would be inequitable to do so. The BA Shares are not subject to this process unless the Directors form the opinion that the breach or limitation of rights or can only be rectified by treating the BA Shares in this manner.

Should any of the operating rights of Qantas be refused, revoked or materially restricted because of the level of foreign control of Qantas the Directors may remove a Director from office to remedy that restriction.

The Directors may exercise these same rights where a shareholder does not provide information about foreign ownership of shares requested by the Directors within 14 days of the request.

CHESS Holding Statements for Qantas Shares

Qantas participates in the Clearing House Electronic Sub-Register System, known as CHESS, which is maintained by the CHESS Securities Clearing House pursuant to the Australian Stock Exchange Listing Rules and the Securities Clearing House business rules.

CHESS is an electronic transfer and settlement system, with no requirement for paper transfer documents. Accordingly, the legal registered record of holding balances for the CHESS-approved shares of Qantas are recorded on either of the electronic CHESS sub-register or the electronic issuer sponsored sub-register. Qantas does not issue share certificates to shareholders. Instead, it provides shareholders with a holding statement that sets out the number of shares registered in each shareholder's name. This statement also advises shareholders of their holder identification number or shareholder reference number and relevant particulars. If a shareholding changes during any month, shareholders will receive a statement after the end of that month. Shareholders may also request statements at any other time (subject to payment of a small administration fee).

Restrictions on Foreign Ownership under the Australian Foreign Acquisitions and Takeovers Act

Takeovers of Australian companies by foreign interests are subject to review and approval by the Treasurer of the Commonwealth of Australia under the Foreign Acquisitions and Takeovers Act. Generally, that Act applies to any acquisition by a foreign person or associated foreign persons that would result in a holding of 15 percent or more of the issued shares of, or control of 15 percent or more of the voting power in, an Australian company. Further, it applies to any acquisition by non-associated foreign persons that would result in a holding by those persons of 40 percent or more of the issued shares of, or control of 40 percent or more of the voting power in, an Australian company.

TAX CONSIDERATIONS

Australian Tax Considerations for Non-Australian Residents

This section discusses the material Australian tax consequences related to the acquisition, ownership and disposal by non-Australian tax resident absolute beneficial owners of New Shares. This summary is based upon the premise that the holder of New Shares is not an Australian tax resident.

The discussion below does not address all aspects of Australian income tax law that may be important to particular investors in light of their individual investment circumstances, such as New Shares held by investors subject to special tax rules (for example, financial institutions, insurance companies or tax exempt organisations). In addition, this summary does not discuss any non-Australian or Australian state tax considerations.

Investors are urged to consult their tax advisers regarding the Australian and non-Australian income and other tax considerations of the purchase, ownership and disposition of New Shares.

The Australian Government recently passed legislation that effectively rewrote Australia's dividend imputation rules with effect from 1 July 2002.

As of the date of this institutional offering memorandum, there are a number of anomalies in Australia's new dividend imputation legislation. Where appropriate, these anomalies are discussed below. In this respect, there is a general expectation that the Australian Government will address these anomalies through further legislative amendments (with effect from 1 July 2002). The Government has not as yet released the details of any further amendments.

The discussion below is based upon existing Australian tax law and the expected legislative amendments that would be effective from 1 July 2002.

Entitlement Offer

There are no Australian tax consequences to shareholders receiving an Entitlement under the Entitlement Offer. There are also no Australian tax consequences to shareholders if they do not take up their Entitlement under the Entitlement Offer at all.

Taxation of Dividends

Australia operates a dividend imputation system under which dividends may be declared to be "franked" to the extent of tax paid on company profits.

If non-Australian tax resident shareholders receive dividends from an Australian resident company, the dividends will generally be subject to withholding tax in Australia. In the period to 30 June 2002, dividends were not subject to Australian withholding tax to the extent that the dividends were franked or paid out of a foreign dividend account.

The new imputation legislation which took effect from 1 July 2002 did not specifically provide for an exemption from Australian withholding tax for franked dividends or dividends paid out of a foreign dividend account. However, there is a general expectation that the legislation will be amended to ensure that dividends paid from 1 July 2002 will be exempt from Australian withholding tax to the extent that the dividends are franked or paid out of a foreign dividend account.

Where a dividend is not otherwise exempt, Australian withholding tax on dividends is imposed at 30 percent, unless a shareholder is a resident of a country with which Australia has a double taxation agreement. Australia has double taxation agreements with a number of countries, including the United States.

The double taxation agreement between Australia and the United States is called the Convention Between the Government of the United States of America and the Government of Australia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the "Treaty"). Pursuant to the Treaty, the maximum rate of withholding tax on dividends is 15 percent. This rate generally remains unchanged under the protocol for investors who are individuals, see "- United States Federal Income Tax Considerations - Possible Changes to the Treaty" below.

Tax on New Sales or other Dispositions of New Shares - Capital Gains Tax

Non-Australian tax resident shareholders will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of New Shares, unless they, together with associates, beneficially owned 10 percent or more of Qantas' Shares at any time during the five years before the disposal of the New Shares.

If a non-Australian tax resident shareholder did own a 10 percent or more interest in Qantas, that shareholder would be subject to Australian capital gains tax on a similar basis to Australian tax resident shareholders. The Australian Taxation Office maintains the view that Australian capital gains tax is not limited by the Treaty.

Australian capital gains tax applies to net capital gains. Net capital gains are calculated after reduction for capital losses (which may only be offset against capital gains).

Australian capital gains tax is generally imposed at a taxpayer's normal rate of tax. However, for certain shareholders, a discount of the capital gain may apply if the New Shares have been held for 12 months or more. For individuals, this discount is 50 percent.

Tax on Sales or other Dispositions of New Shares - Shareholders Holding New Shares on Revenue Account

Some non-Australian tax residents may hold New Shares on revenue rather than on capital account, for example, share traders. These shareholders may have the gains made on the sale or other disposal of the New Shares included in their assessable income under the ordinary income provisions of the income tax law (if the gains are sourced in Australia). To the extent an amount would be included in a non-Australian tax resident shareholder's assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the shareholder would not be subject to double tax on any part of the income gain or capital gain.

Non-Australian tax resident shareholders assessable under the ordinary income provisions in respect of gains made on New Shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian tax residents, which start at a marginal rate of 29 percent for individuals. Some relief from the Australian income tax may be available to such non-Australian tax resident shareholders under a double taxation agreement, for example, because the shareholder does not have a permanent establishment in Australia.

Dual Residency

If a shareholder were a resident of both Australia and another country under those countries' domestic taxation laws, that shareholder may be subject to tax as an Australian resident. Prospective investors should obtain specialist taxation advice in these circumstances.

Australian Death Duty

Australia does not have estate or death duties. No capital gains tax liability is realised upon the inheritance of a deceased person's shares. The disposal of inherited shares by beneficiaries, may, however, give rise to a capital gains tax liability.

United States Federal Income Tax Considerations

The following is a summary of certain US federal income tax considerations for purchasers of New Shares that are "US Holders" and certain "eligible US Holders" (as defined below). This summary is based on the US Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations, administrative rulings and pronouncements, judicial decisions and the Treaty, all as of the date of this document, all of which could change. Any change, which may be retroactive, could alter the tax consequences discussed herein. In particular, Congress could enact legislation affecting the treatment of stock with characteristics similar to the New Shares or the Treasury could issue regulations that change current law. Any future legislation or regulations could apply retroactively to the offering of the New Shares.

For the purposes of this summary a "US Holder" is:

- an individual citizen or resident of the United States;

- a corporation (or other entity treated as such) created or organised in or under the laws of the United States or any state or political subdivision thereof;

- an estate, the income of which is subject to US federal income taxation regardless of its source; or

- a trust if (1) a US court can exercise primary supervision over the trust's administration and one or more US persons are authorised to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable Treasury regulations to be treated as a US person.

For purposes of this summary an "eligible US Holder" is a US Holder that:

- is a resident of the United States and not of Australia for purposes of the Treaty;

- does not maintain, for purposes of the Treaty, a permanent establishment or fixed base in Australia to which New Shares are attributable and through which the US person carries on or has carried on business (or, in the case of an individual, performs or has performed independent personal services); and

- is otherwise eligible for benefits under the Treaty with respect to income or gain from New Shares.

The summary below, except where specifically noted, does not address the effects of any US state or local or non-US tax laws. In addition, the summary assumes that the New Shares are acquired in the Offer and that the New Shares will be held as a capital asset. It does not address the tax consequences that may be relevant to each US Holder in light of its particular circumstances. Moreover, it does not present a description of the US federal income tax consequences applicable to any US Holder that is subject to special treatment under the US federal income tax laws, including a US Holder that is:

- a dealer in securities or currencies;

- a trader in securities if it elects to use a mark-to-market method of accounting for its security holdings;

- a financial institution;

- an insurance company;

- a tax-exempt organisation;

- a person liable for alternative minimum tax;

- a person holding stock as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

- a person owning 10 percent or more of the voting stock of Qantas or any of its subsidiaries;

- a US person whose "functional currency" is not the US dollar; or

- not a US person.

Tax matters are very complicated, and the tax consequences of the purchase, ownership or disposition of the New Shares will depend upon the facts of the particular situation of each US Holder. Qantas encourages each US Holder to consult its own tax advisors with regard to the application of the federal income tax laws, as well as to the applicability and effect of any US state or local or non-US tax laws to which it may be subject.

Distributions

Distributions made to US Holders on or with respect to the New Shares will be treated as dividends and will be taxable as ordinary income to the extent that those distributions are made out of Qantas' current or accumulated earnings and profits as determined for US federal income tax purposes.

Each US Holder must include the gross amount of the dividend payment (including, in the case of unfranked or partially unfranked dividends, any Australian tax withheld) as income at the time it is actually or constructively received. Subject to the passive foreign investment company ("PFIC") rules discussed below, to the extent that the amount of any distribution exceeds Qantas' current or accumulated earnings and profits for a taxable year, the excess will be treated as a tax-free return of capital which reduces the tax basis in the New Shares to the extent of the tax basis, and any remaining amount will be treated as capital gain from the sale or exchange of property. If the US Holder is a corporation it generally will not be entitled to claim a dividends received deduction with respect to distributions made on or with respect to its New Shares because Qantas is a non-US corporation.

The amount of the dividend distribution that a US Holder must include in its income will be the US dollar value of the Australian dollar payments made, determined at the spot Australian dollar/US dollar rate on the date the dividend distribution is includible in its income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date dividend payments are included in income to the date the payments are converted into US dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the US for foreign tax credit limitation purposes.

Dividends paid to eligible US Holders with respect to their New Shares are subject to Australian withholding tax at a maximum rate of 15 percent to the extent that the dividends are unfranked and not paid out of a foreign dividend account. This rate generally remains unchanged under the Protocol for investors who are individuals. See "- Possible Changes to the Treaty".

Subject to certain limitations, the Australian tax withheld in accordance with the Treaty and paid over to Australia will generally be creditable against an eligible US Holder's US federal income tax liability. To the extent a refund of the tax withheld is available to an eligible US Holder under Australian law, the amount of tax withheld that is refundable will not be eligible for credit against the eligible US Holder's US federal income tax liability.

Dividends will be income from sources outside the United States, but generally will be "passive income" or "financial services income" which is treated separately from other types of income for purposes of computing the eligible US Holder's allowable foreign tax credit. The rules relating to foreign tax credits are complex, and eligible US Holders should consult their own tax advisors concerning the applicability of these rules in their particular circumstances.

Disposition

Subject to the PFIC rules discussed below, any gain or loss realised by US Holders on the sale, exchange or other taxable disposition of their New Shares will be subject to US federal income taxation as a capital gain or loss in an amount equal to the difference between the US dollar value of the amount realised on that sale, exchange or other disposition and the adjusted tax basis, determined in US dollars, in the New Shares surrendered. The gain or loss will be a long-term capital gain or loss if the holding period for the New Shares is more than one year. As a long-term capital gain, a non-corporate US person is generally taxed at a maximum rate of 20 percent if the property is held more than one year, and 18 percent if the property is (1) held for more than five years, and (2) acquired after 31 December 2000. The ability to deduct capital losses is subject to limitations. Any gain or loss will generally be US sourced for foreign tax credit purposes, except as may be provided under the Treaty as to eligible US Holders.

Passive Foreign Investment Company Rules

Qantas believes that the New Shares should not be treated as stock of a PFIC for US federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If Qantas were to be treated as a PFIC, any gain realised on the sale or other disposition of the New Shares would in general not be treated as capital gain. Instead, US Holders would be treated as if they had realised such gain and certain "excess distributions" ratably over the holding period for their New Shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to such year.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends in respect of the New Shares or the proceeds received on the sale, exchange, or redemption of the New Shares, in either case paid within the United States and, in some cases, outside of the United States, to shareholders other than certain exempt recipients, such as corporations, and backup withholding may apply to such amounts if the shareholder fails to provide an accurate taxpayer identification number or to report dividends required to be shown on its US federal income tax returns or, in certain circumstances, fails to comply with applicable certification requirements. The amount of any backup withholding from a payment to a shareholder will be allowable as a refund or credit against the shareholder's US federal income tax liability, provided that the required information or appropriate claim for refund is furnished to the US Internal Revenue Service.

Possible Changes to the Treaty

Prospective investors should be aware that on 28 September 2001, the US Treasury Department announced that the United States and Australia signed a new protocol (the "Protocol") amending or replacing, as the case may be, certain provisions of the Treaty. The Protocol will enter into force upon the exchange of instruments of ratification by Australia and the United States. As of the date of this international offering memorandum, the Protocol had been ratified by Australia but had not been ratified by the United States. The Protocol would generally be effective, in respect of the withholding tax on dividends and certain other taxes withheld at source, in relation to income derived on or after the later of (a) the first day of the second month next following the date on which the Protocol enters into force or (b) 1 July 2003.

Other provisions of the Protocol shall be effective for taxable periods beginning on or after 1 January in the calendar year next following that in which the Protocol enters into force. If the Protocol is ratified, the rules of the Treaty would remain in effect until the effective dates described above.

Under the Protocol, the maximum rate of withholding tax on dividends for investors who are individuals generally remains unchanged at 15 percent.

Depending on the particular situation of each US Holder, changes to the Treaty pursuant to the Protocol may have an effect on the US federal income tax consequences relating to ownership of their New Shares. Each prospective purchaser should consult their own tax adviser regarding any potential effect of the Protocol on owning and disposing of New Shares in their particular circumstances.

PLAN OF DISTRIBUTION

Underwriting Agreement

Pursuant to the Underwriting Agreement between Qantas and the Underwriters dated 21 August 2002, the Underwriters have severally agreed to each procure subscribers for or to subscribe for itself one-third of the number of New Shares at the Issue Price that would raise gross proceeds of $600 million (the "Underwritten Amount") in the Institutional Entitlement Offer. The Underwriting Agreement also provides that the Joint Lead Managers will jointly manage the Offer.

Qantas will indemnify the Underwriters against certain liabilities in connection with the Offer, including liabilities under US securities laws. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions and entitles the Underwriters to terminate it in certain circumstances prior to payment being made to Qantas.

For information regarding the fees to be paid to the Underwriters and a further discussion of the Underwriting Agreement, see Section 7.1 of the Draft Retail Document.

Form of Shares

Qantas participates in the Securities Clearing House Electronic Sub-Register System known as CHESS. CHESS is a system operated by the ASX for the paperless registration and transfer of securities. New Shares will be settled via CHESS and will not be held in certificated form.

Restrictions on Offers and Sales of the New Shares

United States

The New Shares have not been, and will not be, registered under the Securities Act or the securities laws of any state of the United States and may not be offered or sold in the United States or to, or for the account or benefit of, any US person except pursuant to transactions exempt from the registration requirements of the Securities Act and applicable US state securities laws.

US broker-dealer affiliates of the Underwriters may solicit offers for and sales of New Shares in the United States from a limited number of persons reasonably believed by them to be QIBs in compliance with Regulation D under the Securities Act and applicable US state securities laws.

In the United States, the Underwriters (including their US broker-dealer affiliates) may resell any New Shares that they purchase in the Offer only to QIBs in compliance with Rule 144A under the Securities Act and applicable US state securities laws.

Until 40 days after the date of delivery of the New Shares, an offer or sale of the New Shares within the United States by any dealer (whether or not participating in the Offer) may violate the registration requirements of the Securities Act if such offer or sale is not made pursuant to an exemption from registration under the Securities Act. Resales of the New Shares are restricted as described under "Notice to Investors; Transfer Restrictions".

France

In France, neither the Offering Memorandum nor any other offering material relating to the New Shares has been submitted to the clearance procedures of the *Commission des opérations de bourse*. The New Shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France and neither the Offering Memorandum nor any other offering material relating to the New Shares has been distributed or caused to be distributed and will be distributed or caused to be distributed to the public in France, and such offers, sales and distributions will be made in France only to qualified investors (*investisseurs qualifiés*) as defined in accordance with articles L.411-1 and L.411-2 of the French Code *monétaire et financier* and French Decree No. 98-880 dated 1 October 1998 relating to offers to qualified investors.

Germany

Offers and sales of the New Shares are subject to the restrictions set out in the German Securities Sales Prospectus Act (Wertpaper-Verkaufsprospektgesetz). The New Shares may be offered only to (1) persons who, in the course of their professional or commercial activities, purchase or sell securities for their own account or the account of others, (2) a restricted circle of persons, as this term is construed by the courts and the German Federal Office for Securities Trading

(Bundesaufsichtsamt für den Wertpapierhandel), (3) investors if they acquire in denominations of at least Euro 40,000 per investor, or (4) investors if the sales price of all securities offered does not exceed Euro 40,000.

Hong Kong

This document has not been registered with the Registrar of Companies in Hong Kong. No offer or sale of any New Shares has been or will be made in the Hong Kong Special Administrative Region of the People's Republic of China, by means of any document, other than to persons whose ordinary business it is to buy or sell New Shares or debentures (whether as principal or agent) or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32) of Hong Kong. Unless permitted to do so under the securities laws of Hong Kong, no person has issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purpose of issue, any advertisement, invitation or document relating to the New Shares in Hong Kong other than with respect to New Shares intended to be disposed of to persons outside Hong Kong or only to persons whose business involves the acquisition, disposal or holding of securities whether as principal or agent.

Singapore

The Offering Memorandum has not been, and will not be, registered as a prospectus with the Registrar of Companies in Singapore. Accordingly, the New Shares may not be offered or sold, nor may the Offering Memorandum or any other offering document or material relating to the New Shares be circulated or distributed, directly or indirectly, in Singapore other than to an institutional investor or other person specified in Section 106C of the Singapore Companies Act (Cap.50). Investors resident in Singapore are deemed to be fully aware of the provisions of this section of the Singapore Companies Act.

United Kingdom

The Offering Memorandum is issued by Qantas on a confidential basis to persons whose ordinary activities involve that person in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances such that the distribution or offer of the shares does not and will not constitute an offer to the public (within the meaning of the Public Offers of Securities Regulations 1995 of the United Kingdom) and the Offering Memorandum does not comprise, and should not be construed as comprising, a prospectus within the meaning of the Public Offers of Securities Regulations 1995. The Offering Memorandum should not be distributed, published or reproduced, in whole or in part, nor should its contents be disclosed by recipients to any other person.

The Offering Memorandum is being distributed by Qantas and the Underwriters only to, and is directed at (1) persons who have professional experience in matters relating to investments falling within Article 19 (1) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2001 and (2) persons to whom it may otherwise be lawfully communicated (together "relevant persons"). The New Shares offered by the Offering Memorandum are available only to, and any invitation, offer or agreement to purchase the Shares will be engaged in only with, relevant persons. Any person who is not a relevant person must not act or rely on the Offering Memorandum or any of its contents.

Other Jurisdictions

The New Shares may not be offered or sold in any other jurisdiction by means of the Offering Memorandum or otherwise, except in accordance with the laws of that jurisdiction as may apply to the offer and sale of the New Shares.

NOTICE TO INVESTORS; TRANSFER RESTRICTIONS

The New Shares have not been, and will not be, registered under the Securities Act or any applicable US state or other securities laws. Accordingly, the New Shares may not be offered, sold, pledged or otherwise transferred except (1) outside the United States in an offshore transaction in accordance with Regulation S or (2) within the United States or to US persons in a transaction exempt from the registration requirements of the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States or any other jurisdiction.

New Shares may be resold on the ASX if (1) neither the seller nor any person acting on its behalf knows, or has reason to know, that the sale has been prearranged with, or that the purchaser is, a US person who is not a QIB and (2) no directed selling efforts (as defined in Regulation S) are made in the United States by the seller, any of its affiliates, or any person acting on their behalf. Sales meeting these criteria will generally constitute sales outside the United States in compliance with Regulation S.

US Purchasers

Each US person purchasing New Shares will be deemed to have represented, warranted and agreed, and in its offer acceptance advice, each such purchaser will confirm that it represents, warrants and agrees, as follows:

(1) It is a QIB and is acquiring the New Shares for its own account for investment purposes or for the account of one or more other QIBs as to which it exercises sole investment discretion and not with a view to any resale or distribution.

(2) It has such knowledge and experience in financial matters that it is capable of evaluating the merits and risks of purchasing the New Shares.

(3) It and each other QIB, if any, for whose account it is acquiring New Shares has the financial ability to bear the economic risk of the investment in the New Shares.

(4) It has received a copy of each of the documents that together constitute the Offering Memorandum and acknowledges that it has had access to all financial and other information, and has been afforded the opportunity to ask such questions of representatives of Qantas and receive answers, as it deems necessary or appropriate in connection with its decision to purchase the New Shares.

(5) It understands that the New Shares have not been, and will not be, registered under the Securities Act and may be offered, sold, pledged or otherwise transferred only (a) outside the United States in an offshore transaction in accordance with Regulation S or (b) within the United States or to US persons in a transaction exempt from the registration requirements of the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States or any other jurisdiction.

(6) Except for the sale of the New Shares in regular brokered transactions on the ASX in compliance with Regulation S, it will notify any person to whom any New Shares are transferred, prior to any such transfer, that such person will be bound the resale restrictions in clause (5) above.

(7) It understands that the New Shares will constitute "restricted securities" within the meaning of Rule 144 under the Securities Act, and for so long as they remain restricted securities, it will not deposit any such New Shares into any unrestricted depositary receipt facility in respect of Qantas' ordinary shares that may be established or maintained by a depositary bank.

(8) If it is acquiring New Shares for an account of one or more persons, it has full power to make the foregoing acknowledgements, representations, warranties and agreements on behalf of each such person and it will take reasonable steps to ensure that each such person will comply with these representations, warranties and agreements.

Non-US Purchasers

Each non-US person purchasing New Shares will be deemed to have represented, warranted and agreed, and in its offer acceptance advice, each such purchaser will confirm that it represents, warrants and agrees, as follows:

(1) It (a) is not in the United States or a US person and (b) is not acting for the account or benefit of a person in the United States or a US person.

(2) It understands that the New Shares have not been, and will not be, registered under the Securities Act and may not be offered, sold, pledged or otherwise transferred in the United States or to, or for the account or benefit of, US persons except in transactions exempt from, or not subject to, the registration requirements of the Securities Act and applicable US state securities laws.

(3) It is not engaged in the business of distributing securities or, if it is, it agrees that it will not offer or sell in the United States or to, or for the account or benefit of, any US person (a) any New Shares it acquires in the Offer at any time or (b) any ordinary shares of Qantas it acquires other than in the Offer until 40 days after the closing of the Offer, except in both cases in a transaction exempt from, or not subject to, the registration requirements of the Securities Act and applicable US state securities laws.

(4) It has such knowledge and experience in financial matters that it is capable of evaluating the merits and risks of purchasing the New Shares, and it has the financial ability to bear the economic risk of its investment in the New Shares.

(5) It has received a copy of each of the documents that together constitute the Offering Memorandum relating to the Offer and acknowledges that it has had access to all financial and other information, and has been afforded the opportunity to ask such questions of representatives of Qantas and receive answers, as it deems necessary or appropriate in connection with its decision to purchase the New Shares.

(6) It is entitled to participate in the Offer under the laws of the jurisdiction in which it receives the Offering Memorandum.

(7) If it is acquiring New Shares for an account of one or more persons, it has full power to make the foregoing acknowledgements, representations, warranties and agreements on behalf of each such person and it will take reasonable steps to ensure that each such person will comply with these representations, warranties and agreements.

AVAILABLE INFORMATION

Qantas distributes to shareholders an annual report containing a description of its operations and its audited annual consolidated financial statements for each of its last two fiscal years prepared in accordance with Australian GAAP. Qantas also posts a copy of these reports on its web site (www.qantas.com).

Qantas files annual and semi-annual reports and other information with the ASX. Such information may be accessed through the ASX's web site (www.asx.com.au) and Qantas' web site. The contents of any web site have not been approved or passed upon by Qantas and do not constitute part of the Offering Memorandum.

Qantas is not subject to the periodic reporting and other information requirements of the US Securities Exchange Act of 1934 (the "Exchange Act") and does not expect to become subject to such requirements. However, Qantas is included on the list of foreign private issuers that claim an exemption from the registration requirements of the Exchange Act and furnishes information to the US Securities and Exchange Commission in accordance with Rule 12g3-2(b) under the Exchange Act. To permit compliance with the Securities Act in connection with resales of the New Shares in the United States, for so long as the New Shares are "restricted securities" within the definition of Rule 144(a)(3) under the Securities Act, Qantas will furnish, upon the request of any holder or beneficial owner of the New Shares, the information specified in Rule 144A(d)(4) under the Securities Act to such person if Qantas stops furnishing such information to the US Securities and Exchange Commission.

LEGAL MATTERS

The validity of the New Shares and certain Australian legal matters will be opined on for Qantas by Blake Dawson Waldron. Certain US legal matters will be opined on for Qantas by Jones, Day, Reavis & Pogue. Certain matters of Australian tax law are being opined on for Qantas by KPMG.

INDEPENDENT ACCOUNTANTS

Qantas' audited consolidated financial statements as of and for the years ended 30 June 2000 and 2001 included in the Fiscal 2001 Financial Report have been audited by KPMG, independent accountants, as stated in their report in the Fiscal 2001 Financial Report.

SIGNIFICANT DIFFERENCES BETWEEN AUSTRALIAN GAAP AND US GAAP

Financial statements in the United States are prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). In Australia, financial statements are prepared in accordance with the Corporations Act and applicable accounting standards issued by the Australian Accounting Standards Board ("Australian GAAP"). Australian GAAP differs in certain significant respects from US GAAP. The significant differences between Australian GAAP and US GAAP in the context of profit after tax attributable to members of Qantas and shareholders' equity as of 30 June 2001 and 2000 and for the years then ended are summarised below. The summary below does not provide a reconciliation of Australian GAAP to US GAAP. In making a decision as to whether to invest in the New Shares, potential investors should assume that Australian GAAP and US GAAP could produce materially different results.

Derivative Financial Instruments

Qantas is subject to foreign currency, interest rate, credit and fuel and oil price risks. Derivative financial instruments are used to hedge these risks. Qantas' policy is not to enter, issue or hold derivative financial instruments for speculative trading purposes.

Under Australian GAAP, principal amounts outstanding under individual cross-currency swaps are disclosed as a net asset or liability. Interest payments and receipts under cross-currency swaps are recognised on an accruals basis in the statement of financial performance. Premiums paid on interest rate options are amortised over the period of the hedge.

Gains and losses on derivatives used as hedges are accounted for on the same basis as the underlying exposures to which they relate. Accordingly, hedge gains and losses are included in the statement of financial performance when the gains and losses arising on the related hedged position are recognised in the statement of financial performance.

As of 1 July 2000, under US GAAP, all derivative financial instruments are recorded on the statement of financial position at their fair value. If hedge accounting is appropriate based upon the specific criteria of Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, the impact of recording the derivative instrument is offset to the extent the hedging relationship is effective. If designated as a fair value hedge, changes in the derivative's fair value are recorded to the statement of financial performance and the hedged item is marked to market for changes in fair value associated with the hedged risk. If designated as a cash flow hedge, the effective portion of the hedge is recorded to Other Comprehensive Income, as there is no accounting for the hedged item, and released from Other Comprehensive Income into earnings as the hedge item affects earnings (e.g., accrual of interest expense). All ineffectiveness in the hedging relationship as well as derivative instruments not qualifying for hedge accounting are reflected in the statement of financial performance immediately for US GAAP purposes.

Revaluations and Impairment of Long-lived Assets

Under Australian GAAP, prior to 1 July 2000, certain assets, including land and buildings were periodically revalued based on directors' or independent valuations. Upward revaluations were recorded as increases to the asset revaluation reserve, which is a component of shareholders' equity or, alternatively, were recorded in the statement of financial performance to the extent that a previous revaluation decrement had been recorded for that class of assets through the statement of financial performance. Downward revaluations could have been written off against the asset revaluation reserve only to the extent that a previous revaluation increment had been recorded for that class of assets and were otherwise recorded in the statement of financial performance. Subsequent to 1 July 2000, Qantas adopted a cost basis of valuation (cost basis being deemed the carrying amount as of 1 July 2000) for property, plant and equipment under the revised Australian accounting standard.

The carrying amounts of non-current assets valued on the cost basis are reviewed to determine whether they are in excess of their recoverable amount at balance date. Assets that primarily generate cash flows, such as aircraft, are assessed on an individual basis whereas infrastructure assets are examined on a class-by-class basis, and compared to net surplus cash inflows. Expected net cash flows used in determining recoverable amounts have been discounted to their net present value, using a rate reflecting the cost of funds. Appropriate provisions are made where the carrying amount exceeds recoverable amount.

US GAAP does not permit the upward revaluation of such assets. US GAAP requires that an impairment of long-lived assets be recognised through the statement of financial performance. Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, requires entities to assess long-lived assets, including certain identifiable intangibles and goodwill, for impairment on a periodic basis. For assets that are "held and used", this assessment is based on a comparison of the carrying amount of the asset or group of assets to the relevant expected cash flows, undiscounted and without interest. If the sum of the undiscounted cash flows is less than the asset's carrying amount, the assets are written down to fair value. Restoration of previously recognised impairment losses is prohibited. Assets "to be disposed of" are recorded at the lesser of their carrying amount or fair value less costs to sell. At the time an asset is reclassified to the "to be disposed of" category, depreciation should cease. Furthermore, an asset cannot be transferred to the "to be disposed of" category (and, if required, written down to fair value) unless there is a plan of disposal which is appropriately approved and sufficiently detailed, and the entity must have the current ability to remove the assets from operations.

During the year ended 30 June 1998, Qantas recorded a one-time increased depreciation charge on certain older aircraft and during the year ended 30 June 1997 recorded an accelerated write down relating to international aircraft seats and other in-cabin assets (pending their replacement). These write-downs reflected the difference between these assets' carrying amounts and their fair values. Since the criteria for transferring these assets to the "to be disposed of" category under US GAAP were not met, any impairment would have been recognised only if the undiscounted cash flows from these assets were less than their carrying amounts. Consequently, there could have been a difference in the amount and/or the time of the resulting write-down. In addition, US GAAP would have required Qantas to re-assess the depreciable lives of these assets resulting in increased depreciation expense related to these assets prior to their ultimate disposal.

Pension Costs

Qantas' contributions to company-sponsored defined benefit superannuation plans are charged to the statement of financial performance in the year to which the contributions relate. Under US GAAP, pension costs are determined under an accrual method of accounting whereby the compensation cost of an employee's pension benefits is recognised over that employee's approximate service period. US GAAP requires that an amount equal to the "net periodic pension cost" be charged to the statement of financial performance regardless of whether contributions are made or are due during the period. The net periodic pension cost is an actuarially determined amount comprised of the following components:

- service cost – the present value of future benefits which have accrued during the period; and
- interest cost – the increase in the projected benefit obligation due to the passage of time; less
- expected return on plan assets – estimated earnings on invested assets segregated to provide future benefits.

In addition, in certain circumstances, net periodic pension costs may also include amortisation of previously unrecognised prior service costs, transition assets/obligations and actuarially determined gains/losses.

If contributions differ from the net periodic pension cost, an asset representing prepaid pension costs or a liability for unfunded accrued pension costs arises and is recorded in the statement of financial position.

Provisions for Staff Redundancy and Restructuring Costs

Qantas has established certain provisions for redundancy and restructuring costs related to its commitment to improve productivity and efficiency. Under US GAAP, Emerging Issues Task Force ("EITF") Issue No. 94-3 addresses issues concerning the timing of recognition of liabilities with respect to certain employee termination benefits and other costs to exit an activity. Based on the criteria of EITF Issue No. 94-3, some of the items provided for by Qantas under Australian GAAP would be provided for in later periods or expensed as incurred under US GAAP.

Recognition of Certain Liabilities

Qantas has recognised certain liabilities where costs have been contracted and irrecoverably committed, although the vendor has not yet performed services. US GAAP would not allow the recognition of these liabilities until such time that the vendor has performed the services and a constructive (or legal) obligation has been incurred by Qantas.

Revenue Recognition – Frequent Flyer Program

Qantas sells points in the Qantas Frequent Flyer Program to third-party point providers, such as hotels, car rental agencies and credit card companies.

Under Australian GAAP, revenue from the sale of points in the Qantas Frequent Flyer Program is recognised in the period in which the points are sold.

For US GAAP purposes, revenue from the sale of points is deferred and recognised over the estimated period that the points are expected to be used (i.e., when transportation is provided), in accordance with SEC Staff Accounting Bulleting No. 101, "Revenue Recognition in Financial Statements."

Dividends

For Australian GAAP purposes, dividends are accrued in the period to which they relate. Under US GAAP, dividends are accrued in the period in which they are declared. Accordingly, the year-end accruals for dividends declared subsequent to year-end would be reversed for US GAAP purposes and recorded in the year declared.

Bonus Shares and Options Issued to Employees

Under Australian GAAP, employee share and stock option schemes generally do not result in compensation expense being recognised in the statement of financial performance.

Under US GAAP, SFAS No. 123, "Accounting for Stock-Based Compensation" requires shares and options issued to employees to be recognised either using the fair value method or the intrinsic value method, as prescribed by Accounting Principles Board Opinion No. 25 (APB Opinion No. 25) and its related interpretations. The fair value method results in compensation expense of such shares and options being recorded in the statement of financial performance over the vesting period. The intrinsic value accounting alternative for stock options granted to employees requires compensation expense to be recorded at the measurement date (date at which both the number of options the employee is entitled to receive and the exercise price are known) as the excess of the quoted market price of the stock on the measurement date over the exercise price of the options issued. In addition, under US GAAP, the value of options issued under variable plans to employees must be recognised over the period to which they relate. The value of options issued under variable plans (e.g., Qantas' Long-Term Executive Incentive Plan) is measured as the quoted market price for the stock at each statement of financial position date until the measurement date, less the amount, if any, the employee is required to pay.

Operating Leases with Scheduled Rent Increases

As permitted under Australian GAAP, Qantas recognises operating lease payments as incurred. Some of the operating leases include scheduled rent increases or rent "holidays" or other inducements at the beginning of the lease. Under US GAAP, the effects of scheduled rent increases or rent holidays are required to be recognised on a straight-line basis over the lease term.

Investments in Associated Companies

For the years ended 30 June 2001 and prior, Qantas has not equity accounted its investments in associated companies on the basis that they are not material. As such, Qantas has applied the cost basis of accounting with dividends being included in earnings. US GAAP requires the use of the equity method of accounting for investments in associated companies. Under the equity method of accounting, the investor recognises its proportionate share of the investee's net profit or loss for the period. Dividends received or receivable are accounted for as reductions in the carrying amount of the investor's investment.

Change of Useful Lives of Depreciable Assets

In accordance with the transitional provisions under the revised Australian Accounting Standards AASB 1021, "Depreciation of Non-Current Assets", Qantas reassessed the useful lives of depreciable assets during the 1997 fiscal year and was required to record this adjustment to opening retained profits, with a corresponding decrease in the balance of depreciable assets. Under US GAAP, this change in useful lives of depreciable assets is considered a change in estimate, which would have been accounted for prospectively.

Software Development Costs

In fiscal 2001, under Australian GAAP, Qantas changed its accounting policy in relation to major software development projects. Costs incurred on major projects are now capitalised and depreciated. The previous policy expensed all software-related costs as incurred. The change in accounting policy for Australian GAAP now coincides with US GAAP Statement of Position No. 98-1 "Accounting for Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1).

Qantas implemented the new accounting policy by recording the cumulative impact of previously expensed costs, net of accumulated amortisation, for fiscal years 1999, 2000 and 2001 for Australian GAAP purposes. For US GAAP purposes, SOP 98-1 would have been adopted from 1 July 1998 on a prospective basis.

Lease and Leaseback Transaction

During the year ended 30 June 2001, Qantas leased the properties comprising the Sydney Airport Centre to a third party for 99 years and then subleased back the properties from the third party under an operating lease. The sublease has an initial term expiring in December 2010 and Qantas has options to renew the sublease for nine further periods of five years each. Under Australian GAAP, sales of leasehold properties are recognised when the seller has transferred both (1) all significant rights or other access to benefits to the asset and (2) all significant exposures to the risks inherent in those benefits. Further, under Australian GAAP, any profit on a sale and leaseback is recognised immediately where the leaseback is classified as an operating lease and the sale price is at or below fair market value. Under US GAAP, sales of leasehold property are not recognised until title has been transferred and there is no form of continuing involvement by the seller. Further, under US GAAP, profits on sale of real property that is leased back are deferred and amortised over the period of the operating lease.

Outside Equity Interests in Controlled Entities

Outside equity interests in controlled entities are included in shareholders' equity under Australian GAAP. Under US GAAP, such interests are classified outside of shareholders' equity.

General Counsel
Brett Johnson


QANTAS

LODGED 2ND

21 August 2002

The Manager
Companies Announcements Office
Australian Stock Exchange Limited
Level 5
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Listing Rule 3.1

The attached document is lodged in accordance with ASX Listing Rule 3.1.

Yours faithfully

Brett Johnson
General Counsel

Qantas Airways Limited
ABN 16 009 661 901
203 Coward Street, Mascot, New South Wales, 2020, Australia

111973521


Qantas Airways Limited

Prospectus

DRAFT

A Non-Renounceable Entitlement Offer by
Qantas Airways Limited (ABN 16 009 661 901)

Joint Lead Managers
Macquarie Equity Capital Markets Limited

Important Information

This Prospectus is dated [ ] and was lodged with ASIC on that date.

ASIC and ASX take no responsibility for the contents of this Prospectus.

No New Shares will be issued on the basis of this Prospectus later than three months after the date of this Prospectus.

Qantas will apply within seven days after the date of this Prospectus for the grant by ASX of official quotation of the New Shares to be issued under this Prospectus.

No person is authorised to give any information or to make any representation in connection with the Retail Entitlement Offer that is not contained in this Prospectus. Any information or representation not contained in this Prospectus may not be relied on as having been authorised by Qantas in connection with the Entitlement Offer.

This Prospectus does not constitute an offer of, or an invitation to subscribe for, any of the New Shares in any place in which, or to any person to whom, it would be unlawful to make such an offer or invitation.

No action has been taken to register or qualify the New Shares being offered under the Entitlement Offer or otherwise permit a public offering of the New Shares in any jurisdiction outside Australia and New Zealand.

The Entitlement Offer is being made in New Zealand in accordance with the applicable provisions of the Securities Act 1978 (NZ) and the Securities Act (Overseas Companies) Exemption Notice 1997 (NZ), by virtue of which this Prospectus is not required to be registered in New Zealand.

This Prospectus may not be distributed in the United States and elsewhere outside Australia and New Zealand unless it is attached to, or constitutes part of, an offering memorandum that describes selling restrictions applicable in the United States and other jurisdictions outside Australia and New Zealand.

The New Shares have not been, and will not be, registered under the US Securities Act and may not be offered or sold in the United States or to, or for the account or benefit of, US persons except pursuant to transactions exempt from, or not subject to, the registration requirements of the US Securities Act and applicable US state securities laws. Any offer, sale or resale of New Shares in the United States by a dealer (whether or not participating in the Entitlement Offer) may violate the registration requirements of the US Securities Act if made prior to 40 days after the date on which New Shares are issued under the Entitlement Offer or if such New Shares were purchased by a dealer under the Entitlement Offer.

In limited circumstances Qantas may elect to treat as Qualifying Shareholders certain institutional Shareholders who would otherwise not be Qualifying Shareholders because their registered addresses are not in Australia or New Zealand.

In preparing this Prospectus, Qantas did not take into account the investment objectives, financial situation or particular needs of any particular person and before making an investment decision on the basis of this Prospectus, you need to consider, with or without the assistance of a securities adviser, whether the Entitlement Offer, including the terms and conditions of the Entitlement Offer and the merits and risks involved, is appropriate in light of your particular investment needs, objectives and financial circumstances.

This Prospectus is important and should be read in its entirety. If you are unclear in relation to any matter in this Prospectus or are uncertain if the New Shares are a suitable investment, you should consult your stockbroker, solicitor, accountant or other professional adviser.

Certain terms and abbreviations used in this Prospectus have defined meanings as set out in the Glossary in Section 8.

All financial amounts shown in this Prospectus are expressed in Australian currency unless otherwise stated.

Questions relating to the Entitlement Offer can be directed to the Qantas Share Registry on 1800 177 747 (within Australia) or +61 2 8280 7390 (within New Zealand) between 8:30am and 5:30pm (AEST) Monday to Friday. Any other questions can be directed to your stockbroker, solicitor, accountant or other professional adviser.

Summary of the Offer

Summary of Key Investment Aspects

New Share Issue Price	$[ ] per New Share
Qualifying Shareholder Entitlement	[ ] New Share for every [ ] Shares held[1]
Number of New Shares to be issued under the Entitlement Offer	Up to [ ] million
Amount to be raised under the Entitlement Offer	Up to $[ ] million

NOTE:
1 As at 5:00pm (AEST) on the Record Date.

Summary of Key Dates for Retail Entitlement Offer

Record Date to determine Entitlement to New Shares	5:00pm (AEST) 23 August 2002
Opening date for Retail Entitlement Offer	9 September 2002
Closing Date and time for receipt of Entitlement Forms under the Retail Entitlement Offer and payment in full for New Shares	5:00pm (AEST) 27 September 2002
Date of allotment of New Shares under the Retail Entitlement Offer	10 October 2002
Date of quotation of New Shares under the Retail Entitlement Offer	11 October 2002

These dates are subject to change and are indicative only. Qantas reserves the right to amend this indicative timetable. In particular, Qantas reserves the right, subject to the Corporations Act, ASX Listing Rules and the approval of the Joint Lead Managers, to extend the Closing Date for the Retail Entitlement Offer or to withdraw the Entitlement Offer without prior notice.

How to Apply under the Retail Entitlement Offer

Applications for New Shares under the Retail Entitlement Offer can only be made by completing the Entitlement Form in full, in accordance with the instructions on it and sending it to the Qantas Share Registry. A personalised Entitlement Form accompanies this Prospectus for use by Qualifying Shareholders who are entitled to participate in the Retail Entitlement Offer.

The Retail Entitlement Offer is scheduled to close at 5:00pm (AEST) on 27 September 2002. Entitlement Forms must be received by that time by the Qantas Share Registry, together with a cheque, money order or bank draft in Australian currency drawn on an Australian branch of a financial institution for the amount of the Application Monies. Cheques, money orders or bank drafts should be made payable to "Qantas Airways Limited – Share Offer Allotment Account" and crossed "Not Negotiable".

Contents

Operating Strengths

Qantas is Australia's largest domestic and international airline:

- operating a fleet of 187 aircraft across a network spanning 142 destinations in 32 countries;
- carrying more than 27 million passengers in the year ended 30 June 2002;
- employing more than 33,000 staff around the world; and
- with a commitment to excellence in safety, operational reliability, engineering and maintenance and customer service.

Qantas announced a profit before tax of $631 million for the year ended 30 June 2002




VH-VXB

Platform for Further Growth

Qantas is pursuing its growth strategy by investing in:

- new, more efficient aircraft;
- upgrades to the domestic Boeing 737 fleet;
- inflight entertainment systems;
- new international business class sleeper seats; and
- domestic and international terminals and lounges.

Qantas is well placed to build on its strong foundations and pursue opportunities for growth


QANT


stralia

Message from the Chairman



Dear Shareholder

On behalf of the Board, I am pleased to offer you the opportunity to participate in a non-renounceable Entitlement Offer of New Shares, which entitles Qualifying Shareholders to subscribe for [ ] New Share for every [ ] Shares held at an Issue Price of $[ ] per New Share.

Recent events, both international and domestic, have profoundly affected the aviation industry. We are proud of the way Qantas has steered through these difficulties, recording strong results for the year ended 30 June 2002. The Board and I are confident of the ability of Qantas to build on these results in this financial year.

Qantas plans to raise up to $[ ] million through the Entitlement Offer. These proceeds will be used to acquire new, more efficient aircraft, upgrade inflight entertainment systems and airport infrastructure, expand our services and fund potential acquisitions. In addition, Australian Airlines is scheduled to commence operations in October 2002 and opportunities may exist to profitably expand its operations to other destinations. Qantas is well placed to build on our strong foundations and pursue opportunities for growth.

This Prospectus contains detailed information about Qantas and the Entitlement Offer and I recommend you read it carefully in its entirety. In particular, Section 1 of the Prospectus sets out details regarding the Entitlement Offer and your Entitlement.

To subscribe for New Shares under the Retail Entitlement Offer, you will need to complete the personalised Entitlement Form accompanying this Prospectus. If you have any questions, information and assistance can be obtained by calling the Qantas Share Registry on 1800 177 747 (within Australia) or +61 2 8280 7390 (within New Zealand) between 8:30am and 5:30pm (AEST) Monday to Friday.

The Retail Entitlement Offer is scheduled to open on 9 September 2002 and close on 27 September 2002.

Yours faithfully

Margaret Jackson
Chairman



1. Overview of the Entitlement Offe




QANTAS

1. Overview of the Entitlement Offer

1.1 Purpose of the Entitlement Offer

The proceeds of the Entitlement Offer, after deducting associated costs, will be used by Qantas to support its capital expenditure program and help fund other potential investment opportunities that may arise (see Section 3).

1.2 Structure of the Entitlement Offer

The Entitlement Offer relates to the offer by Qantas of up to approximately [ ] million New Shares at an Issue Price of $[ ] per New Share to raise gross proceeds of up to approximately $[ ] million. Of this amount, $[ ] million has been underwritten by Macquarie, Salomon Smith Barney and UBS Warburg. The terms of the Underwriting Agreement are summarised in Section 7.1.

The Entitlement Offer is structured in two parts:

- the Retail Entitlement Offer; and
- the Institutional Entitlement Offer.

Qantas reserves the right to withdraw the Entitlement Offer without prior notice, subject to the Corporations Act and ASX Listing Rules.

1.2.1 RETAIL ENTITLEMENT OFFER

The Retail Entitlement Offer is open to Qualifying Shareholders who have not received (directly or through nominees) an offer under the Institutional Entitlement Offer (see Section 1.2.2).

Under the Retail Entitlement Offer, Qantas offers Qualifying Shareholders an Entitlement to subscribe for [ ] New Share for every [ ] Shares held as at 5:00pm (AEST) on 23 August 2002 (Record Date). In calculating Entitlements, fractional entitlements to New Shares will be rounded up to the nearest whole number of New Shares. Each New Share will be issued at the Issue Price of $[ ] per New Share.

Qualifying Shareholders may also apply for New Shares in excess of their Entitlements.

The number of New Shares to which each Qualifying Shareholder has an Entitlement is shown on the Entitlement Form for that Qualifying Shareholder. The Entitlement Form will accompany the Prospectus

The holders of options over Shares will not receive an Entitlement.

A timetable for the Retail Entitlement Offer is set out on page 1 of this Prospectus. Qualifying Shareholders should be aware that the Closing Date and time by which Applications (including Applications submitted through brokers) must be received by the Qantas Share Registry is 5:00pm (AEST) on 27 September 2002 (subject to variation). Qantas reserves the right to accept late Applications, but is under no obligation to do so.

Entitlements are non-renounceable (which means they cannot be transferred or on-sold) and are based on shareholdings as at 5:00pm (AEST) on the Record Date.

1.2.2 INSTITUTIONAL ENTITLEMENT OFFER

The offer of New Shares under the Institutional Entitlement Offer has already been conducted. Under the Institutional Entitlement Offer, Qantas offered Institutional Shareholders an Entitlement to subscribe for New Shares on the same [ ] for [ ] basis as the Retail Entitlement Offer and at the same Issue Price of $[ ] per New Share.

A total of approximately [ ] million New Shares were offered under the Institutional Entitlement Offer. Under the Institutional Entitlement Offer, New Shares not taken up by Institutional Shareholders could be offered to other Institutional Shareholders wishing to subscribe for more than their Entitlement, other exempt investors and selected Participating Organisations of ASX in Australia (which, in turn, may grant allocations to their clients) (see Section 7.8).

The issue of New Shares under the Institutional Entitlement Offer is expected to occur on 5 September 2002.

The Institutional Entitlement Offer was conducted via a bookbuild process managed by the Joint Lead Managers.

1.3 Acceptance and Payment for the Retail Entitlement Offer

1.3.1 WHEN TO ACCEPT

The Retail Entitlement Offer is scheduled to open at 9:00am (AEST) on 9 September 2002 and close at 5:00pm (AEST) on 27 September 2002 (Closing

submit their Applications as soon as possible after the Retail Entitlement Offer opens.

Applications under the Retail Entitlement Offer must be received at the Qantas Share Registry by no later than 5:00pm (AEST) on 27 September 2002.

Qantas reserves the right, subject to the Corporations Act and ASX Listing Rules, to accept late Applications or, without notice, extend the Closing Date for the Retail Entitlement Offer. If the Closing Date is varied, subsequent dates may also be varied accordingly.

Unless Qantas decides to accept late Applications or extend the Closing Date for the Retail Entitlement Offer, Applications received after 5:00pm (AEST) on 27 September 2002 will be rejected and Application Monies will be refunded without interest.

1.3.2 HOW TO ACCEPT

To apply for New Shares under the Retail Entitlement Offer, you must complete your Entitlement Form accompanying this Prospectus, in accordance with the instructions set out below and on the Entitlement Form.

A personalised Entitlement Form accompanies this Prospectus for use by Qualifying Shareholders who are entitled to participate in the Retail Entitlement Offer. The Entitlement Form will state your Entitlement. Your pro-rata Entitlement is based on your shareholding as at 5:00pm (AEST) on 23 August 2002 (Record Date).

You may wish to apply for only part of your Entitlement. If you decide to apply for only part of your Entitlement, you should complete the Entitlement Form, nominating the number of New Shares you wish to apply for.

You may also apply for New Shares in excess of your Entitlement on the same Entitlement Form.

If you decide not to take up your Entitlement at all, you need take no action and your Entitlement will lapse.

Qantas reserves the right to reject any Entitlement Form which is not correctly completed.

If you are a Qualifying Shareholder and did not receive your personalised Entitlement Form, please call the Qantas Share Registry on 1800 177 747 (within Australia) or +61 2 8280 7390 (within New Zealand) between 8:30am and 5:30pm (AEST) Monday to Friday.

Minimum Application

There is no minimum Application under the Retail Entitlement Offer.

Payment

Entitlement Forms, duly completed, must be accompanied by a cheque, money order or bank draft in Australian currency drawn on an Australian branch of a financial institution for the amount of the Application Monies. Cheques, money orders or bank drafts should be made payable to "Qantas Airways Limited – Share Offer Allotment Account" and crossed "Not Negotiable". Do not forward cash. Receipts for payment will not be issued.

Brokerage and stamp duty

No brokerage or stamp duty on the allotment of New Shares is payable on Application.

Where to send your completed Entitlement Form

Completed Entitlement Forms and the accompanying payment must be mailed to the postal address or delivered by hand to the delivery address set out below:

Postal Address:
Qantas Share Registry
Locked Bag A14
Sydney South NSW 1232
Australia

Hand Delivery:
Qantas Share Registry
Level 8
580 George Street
Sydney NSW 2000
Australia

A reply envelope is enclosed for your use. If mailed within Australia, no postage stamp is required. If mailed in New Zealand, the required postage must be applied.

Entitlement Forms and accompanying payment will not be accepted at any Qantas office.

1.3.3 ALLOCATION POLICY

All Qualifying Shareholders are entitled to receive their Entitlement. As set out in Section 1.3.2, Qualifying Shareholders may also apply for more than their Entitlement.

If Applications are received for a greater number of New Shares than are available under the Retail Entitlement Offer, the following allocation policy will apply:

- all Qualifying Shareholders will receive their Entitlement;
- any amount by which Applications from Qualifying Shareholders exceed their Entitlements may be scaled back, at the discretion of Qantas, in such manner as Qantas considers is reasonable in the circumstances, including, without limitation, to address situations where it is considered that Applications may be inflated or made on behalf of third parties or for on-sale; and
- Qualifying Shareholders are not assured of receiving any New Shares applied for in excess of their Entitlement.

1.3.4 ALLOTMENT

Allotment of New Shares under the Retail Entitlement Offer is expected to occur on 10 October 2002. From this date, Applicants may call the Qantas Share Registry on 1800 177 747 (within Australia) or +61 2 8280 7390 (within New Zealand) between 8.30am and 5.30pm (AEST) Monday to Friday to seek confirmation of their allocation.

1.3.5 APPLICATION MONIES AND INTEREST

Application Monies received from an Applicant for New Shares offered pursuant to the Retail Entitlement Offer will be held by Qantas in a bank account established and kept by Qantas solely for the purpose of depositing the Application Monies until those corresponding New Shares are issued to successful Applicants or Application Monies are refunded to Applicants.

If you are allotted less than the number of New Shares you applied for, you will receive a refund cheque for the relevant amount of Application Monies (without interest) not applied towards the issue of New Shares, as soon as practicable after the Closing Date.

Qantas reserves the right to withdraw the Offer at any time, in which case all Application Monies will be refunded without interest.

To the fullest extent permitted by law, each bear or earn interest and that any interest earned in respect of Application Monies will belong to Qantas, irrespective of whether or not all or any of the New Shares applied for by that Applicant are issued to that Applicant.

1.4 Other Information

1.4.1 ASX QUOTATION

Application will be made to ASX for official quotation of the New Shares to be issued under the Retail Entitlement Offer within seven days after the date of this Prospectus. If quotation is not granted, those New Shares will not be issued and Application Monies will be refunded to Applicants (without interest).

The fact that ASX may grant official quotation of the New Shares is not to be taken in any way as an indication of the merits of Qantas or the New Shares issued under the Entitlement Offer.

Provision of holding statements

Each successful Applicant under the Retail Entitlement Offer will be provided with a holding statement which sets out the number of New Shares issued to that Applicant.

Holding statements for the New Shares issued under the Retail Entitlement Offer pursuant to this Prospectus are expected to be despatched by 11 October 2002.

Trading

Subject to approval being granted by ASX, it is expected that the quotation and trading of New Shares issued under the Retail Entitlement Offer will commence on ASX on a normal basis on 11 October 2002, the day following allotment of New Shares under the Retail Entitlement Offer.

It is the responsibility of all Applicants to confirm their holdings before trading in New Shares. Applicants who sell New Shares before they receive their holding statements will do so at their own risk. Qantas and the Joint Lead Managers disclaim all liability, in tort (including negligence), statute or otherwise, to persons who trade New Shares before receiving their holding statements, whether on the basis of a confirmation of allocation provided by Qantas, the Qantas Share Registry, the Joint Lead Managers or otherwise.

CHESS
The New Shares will participate from the date of allotment in CHESS, which is operated by a Subsidiary of ASX. They must be held in uncertificated form (that is, no share certificate will be issued) on either the CHESS subregister under sponsorship of a broker or on the issuer-sponsored subregister.

Arrangements can be made at any time to convert your holding from the issuer-sponsored subregister to the CHESS subregister under sponsorship of a broker or vice versa by contacting the Qantas Share Registry and/or your broker.

1.4.2 RANKING OF NEW SHARES

New Shares issued pursuant to this Prospectus will rank equally in all respects with existing Shares. As the New Shares will be issued after the dividend record date for the final dividend in respect of the profit for the year ended 30 June 2002, the New Shares will not be entitled to receive the final dividend. The rights and liabilities attaching to the New Shares arise from a combination of the Constitution of Qantas, statute and general law. The Constitution of Qantas can be inspected at the registered office of Qantas during normal business hours.

1.4.3 OVERSEAS SHAREHOLDERS

This Prospectus does not constitute a public offering of the New Shares in any jurisdiction other than Australia and New Zealand. The Retail Entitlement Offer of New Shares in New Zealand is restricted to Qualifying Shareholders with registered addresses in New Zealand pursuant to the Securities Act (Overseas Companies) Exemption Notice 1997 (New Zealand). Residents of New Zealand who are not Qualifying Shareholders are not entitled to apply for New Shares under the Retail Entitlement Offer.

This Prospectus may not be distributed in the United States and elsewhere outside Australia and New Zealand unless it is attached to, or constitutes part of, an offering memorandum that describes selling restrictions applicable in the United States and other jurisdictions outside Australia and New Zealand.

The distribution of this Prospectus in jurisdictions other than in Australia or New Zealand may be restricted by law and persons who come into any such restrictions. It is the responsibility of all Applicants to ensure compliance with any laws of any jurisdiction relevant to their Applications.

The New Shares have not been, and will not be, registered under the US Securities Act or the securities laws of any state of the United States and may not be offered or sold in the United States or to, or for the account or benefit of, US persons except pursuant to transactions exempt from, or not subject to, the registration requirements of the US Securities Act and applicable US state securities laws.

Entitlement Forms must not be postmarked or otherwise despatched from the United States. Persons applying for New Shares under the Retail Entitlement Offer must provide addresses outside the United States for the return of holding statements. Qantas reserves the right to treat as invalid and reject any Entitlement Form that:

- is postmarked or otherwise despatched from the United States;
- provides an address in the United States; or
- does not include the representations and warranties set out in the Entitlement Form.

1.4.4 QANTAS SALE ACT 1992 – FOREIGN OWNERSHIP RESTRICTIONS

The Qantas Sale Act 1992 contains and requires that the Qantas Constitution contain certain foreign ownership restrictions and a number of other requirements predominantly related to maintaining the Australian identity of Qantas and ensuring compliance with the requirements of Australia's bilateral air service agreements. In this regard, the Qantas Constitution provides that: (a) at no time can any one foreign person have a relevant interest which exceeds 25 percent of the issued Share capital of Qantas; (b) at no time can foreign persons have relevant interests in Shares in Qantas which, in the aggregate, exceed 49 percent of the issued Share capital of Qantas; and (c) at no time can foreign airlines have relevant interests in Shares in Qantas which, in the aggregate, exceed 35 percent of the issued Share capital of Qantas.

1.4.5 HANDLING FEE

A handling fee of one percent of the Application Monies (inclusive of GST) applicable to New Shares issued pursuant to the Retail Entitlement Offer will be

Application, on Entitlement Forms bearing their stamp. However, no handling fee is payable on any Application or Applications in respect of one Applicant which exceeds 20,000 New Shares. Where an Applicant lodges more than one Application, the fee is only payable on one Application.

1.4.6 TAXATION CONSIDERATIONS

A discussion of general Australian taxation considerations is set out in Section 6. It is the responsibility of all persons to satisfy themselves of the particular taxation treatment that applies to them. It is recommended that you consult your own professional tax adviser as the taxation consequences for you will depend on your particular circumstances. Neither Qantas nor any of its officers, employees, agents or advisers accepts any liability or responsibility in respect of the taxation consequences connected with an investment in New Shares.

1.4.7 PROSPECTUS AVAILABLE ONLINE

A copy of this Prospectus may be viewed online in read-only format, without any Entitlement Form, on the Qantas website at **www.qantas.com** prior to and during the Retail Entitlement Offer period. Qualifying Shareholders must use the personalised Entitlement Forms attached to their Prospectus received via mail to ensure they receive their Entitlement.

1.4.8 ENQUIRIES

Questions relating to the Entitlement Offer can be directed to the Qantas Share Registry on 1800 177 747 (within Australia) or +61 2 8280 7390 (within New Zealand) between 8:30am and 5:30pm (AEST) Monday to Friday.

1.5 British Airways

British Airways beneficially owned, as at 20 August 2002, approximately 332.6 million Shares or approximately 21.3 percent of issued Share capital. British Airways has elected not to subscribe for any of its Entitlement under the Entitlement Offer. British Airways has stated that as at the date of this Prospectus it has no current intention to dispose of its shareholding and further that its shareholding in Qantas continues to form an important investment. British Airways' shareholding in Qantas after completion of the Entitlement Offer will be between [ ] percent and [ ] percent depending on the number of New Shares issued under the Entitlement Offer.



2.1 Introduction

- The principal activity of Qantas is the transportation of passengers to domestic and international destinations through its fleet of 187 aircraft.
- Qantas operates a number of related businesses including engineering and maintenance, freight, catering and the wholesale of packaged holiday tours.
- Qantas is Australia's largest domestic and international airline.
- Qantas is the 12th largest airline in the world (based on Revenue Passenger Kilometres), operating passenger services to 142 destinations in Australia and around the globe. Qantas carried more than 27 million passengers in the year ended 30 June 2002.
- Qantas employs more than 33,000 staff around the world.
- Qantas Shares are quoted on ASX. Based on the closing Share price on 19 August 2002 of $4.65, Qantas had a market capitalisation of approximately $7.3 billion.
- Qantas reported sales and operating revenue of $11.3 billion and net profit after tax attributable to members of $428.0 million in the year ended 30 June 2002. Further details of the results of Qantas for the year ended 30 June 2002 are set out in Section 4.2.

2.2 Qantas Strategy

Qantas regards the implementation of a number of strategies as important to achieving increased shareholder value, including to:

- upgrade and expand its fleet to facilitate growth and to take advantage of the changed domestic and international environment;
- increase capacity on profitable routes and seek growth opportunities while improving efficiency overall;
- improve and grow current competitive position;
- align its revenue base with an appropriate cost base through market segmentation;
- continue to work with employees and unions to gain greater labour productivity;
- seek mutually beneficial partnerships with other quality airlines;
- retain balance sheet strength and flexibility during this cycle of higher capital expenditure; and
- accelerate growth in non-flying, airline related businesses.

2.3 Business Profile

2.3.1 CURRENT AIRCRAFT FLEET

Qantas operates a jet fleet of 154 aircraft. The operations of QantasLink are serviced by 31 of these jet aircraft and an additional 33 turboprop aircraft.

Qantas fleet[1]

Aircraft type	Owned/ finance leases	Operating leases	Total in service
Boeing 747-400	18	7	25
Boeing 747-300	6	–	6
Boeing 747-200	3	–	2[2]
Boeing 767-300ER	17	12	29
Boeing 767-200ER	7	–	7
Boeing 737-800	15	–	15
Boeing 737-400	21	1	22
Boeing 737-300	16	1	17
Boeing 717-200	–	14	14
BAe146	–	17	17
Total jet fleet	103	52	154[2]
Dash 8	28	4	32
Shorts 360	1	–	1
Total turboprop fleet	29	4	33
Total fleet	132	56	187[2]

NOTE:
1 Excludes two Boeing 767s, six Boeing 737s and one Dash 8 currently operating under short-term lease agreements
2 One Boeing 747-200 on lease to Air Pacific

As part of its long-term fleet plan, Qantas has outlined plans to purchase a significant number of additional aircraft (see Section 3.3.1).

2.3.2 INTERNATIONAL AIRLINE OPERATIONS

Qantas operates approximately 540 international flights every week from and to Australia, offering services to 68 destinations in 31 countries across the Asia Pacific region, Europe, North America, South America and South Africa.

Following the terrorist attacks in the United States on 11 September 2001 and the resulting fall in demand for international air travel, Qantas reduced a number of scheduled international flights. Demand is steadily increasing, resulting in a re-introduction or planned re-introduction of additional services between Australia and Los Angeles, New York and Rome.

2.3.3 DOMESTIC AIRLINE OPERATIONS

The core domestic airline of Qantas operates an average of 373 domestic flights a day and serves 16 destinations throughout Australia.

In September 2001, Ansett, the major domestic competitor of Qantas, collapsed. Subsequently, Qantas significantly increased the number of scheduled flights operated by its core domestic airline.

2.3.4 QANTASLINK

In addition to core domestic airline services, QantasLink operates an extensive regional network of 55 destinations within Australia and operates over 2,700 flights a week. The QantasLink brand encompasses five wholly-owned regional airlines of Qantas – Airlink Airlines, Eastern Australia Airlines, Southern Australia Airlines, Sunstate Airlines and Impulse Airlines.

QantasLink employs approximately 1,600 people, a large number of which are in regional Australia, and operates 64 aircraft including B717-200, BAe146 and Dash 8 types.

2.3.5 DOMESTIC OPERATIONS IN NEW ZEALAND

Qantas commenced domestic operations in New Zealand in April 2001. Services are currently operated to four destinations by approximately 240 flights per week with four Boeing 737 aircraft.

2.3.6 AUSTRALIAN AIRLINES

Australian Airlines is a low cost, wholly-owned Subsidiary of Qantas which will provide full service, medium-haul leisure travel. Australian Airlines is scheduled to commence operations in October 2002. Initially services are planned to be between Cairns and Nagoya, O'saka, Fukuoka, Singapore, Taipei and Hong Kong, using four single class Boeing 767-300 aircraft.

Qantas operational statistics

		Year ended 30 June				
		1998	1999	2000	2001	2002
Traffic and capacity						
Passengers carried	'000	18,865	19,236	20,485	22,147	27,128
Revenue Passenger Kilometres (RPKs)	million	58,619	59,863	64,149	70,540	75,134
Available Seat Kilometres (ASKs)	million	81,537	81,765	85,033	92,943	95,944
Revenue Seat Factor	%	71.9	73.2	75.4	75.9	78.3
Aircraft in service	#	146	135	147	178	193[1]
Financial						
Passenger Yield (per RPK)	cents	10.56	10.75	10.87	11.26	12.02
Productivity						
Average full-time equivalent employees	#	28,934	28,226	29,217	31,632	33,044
RPKs per employee	'000	2,026	2,121	2,196	2,230	2,274
ASKs per employee	'000	2,818	2,897	2,910	2,938	2,904

2.3.7 ALLIANCES AND CODESHARE ARRANGEMENTS

Qantas has entered into a number of strategic alliances to create scale and scope for its operations and deliver enhanced customer service. It is a founding member of the **one**world™ alliance that features seven other airlines – Aer Lingus, American Airlines, British Airways, Cathay Pacific, Finnair, Iberia and LanChile. It also has separate bilateral alliances with British Airways, American Airlines, Japan Airlines and Air Pacific as well as codeshare arrangements with numerous other airlines. These alliances and codeshare arrangements allow Qantas to offer customers an expanded global network, increased ease of transfer, greater choice and flexibility and provide increased rewards and recognition for frequent flyers.

2.3.8 FREQUENT FLYER PROGRAM

The Qantas frequent flyer program is the largest Australian-based airline loyalty program with over 3.2 million members and over 100 third party point providers. Members accumulate points by flying with Qantas and its frequent flyer airline partners and through earning points from third party point providers. Qantas sells points in its frequent flyer program to third party point providers, such as credit card companies, car rental companies and hotels as loyalty rewards to their customers. Since the collapse of Ansett in September 2001, Qantas has concluded deals with several new third party point providers, including Westpac Visa and Diners Club.

2.3.9 INFORMATION TECHNOLOGY AND E-COMMERCE

The Qantas information technology strategy continues to focus on improving and upgrading infrastructure. This strategy provides the business with advancements in technological capability whilst creating opportunities to reduce costs.

The Qantas e-commerce strategy is focused on initiatives such as Internet-based offerings for employees, consumer and corporate customers and travel partners and the continuing development of the Qantas website, at **www.qantas.com**. In the year ended 30 June 2002, Qantas observed a more than threefold increase in flight bookings made on the website compared to the prior year.

2.3.10 NON-FLYING BUSINESS OPERATIONS

Engineering and maintenance

Qantas operates one of the largest aircraft engineering and maintenance facilities in the Asia Pacific region. With over 5,800 staff and facilities located throughout Australia and at several overseas locations, Qantas provides a comprehensive range of engineering, maintenance, inventory, training and support services for aircraft, engines and components.

The facilities at the major bases in Sydney and Melbourne have extensive capabilities to perform aircraft maintenance modifications, refurbishment and repairs. Relocation of the principal Boeing 767 major maintenance hangar from Sydney to Brisbane is scheduled to take place in the year ending 30 June 2004.

External customer business represented approximately $120 million in sales in the year ended 30 June 2002.

Qantas Freight

Qantas Freight is the specialised air freight division of Qantas and has been in operation since its inaugural service in November 1922. Qantas Freight employs more than 700 staff and offers a varied and flexible range of services through three primary products, namely Cargo, Mail and Express Services, on all international sectors of Qantas flights. Domestic freight is marketed by Australian air Express, a 50 percent joint venture company with Australia Post. Australian air Express is the largest domestic air line-haul company in Australia.

Freight is carried primarily in the under-floor space of Qantas aircraft. Qantas also operates dedicated charter freight flights to major destinations through a number of leased arrangements and joint ventures. Qantas Freight provides its own customs brokerage service to process customs clearance and has handling facilities at all major Australian airports, including a dedicated express and mail handling unit in Sydney.

Catering

Qantas operates three catering businesses within the Qantas Catering Group: Qantas Flight Catering, Caterair Airport Services and Snap Fresh. These three businesses collectively employ more than

3,800 people. The Qantas Catering Group operates seven catering centres, two located adjacent to Sydney Airport, with the rest located at Melbourne, Brisbane, Cairns, Adelaide and Perth Airports.

Snap Fresh is a state-of-the-art frozen-meal manufacturing facility based in Logan City, south of Brisbane. Sales of Snap Fresh meals commenced in January 2002. Plans are in place to expand the business and provide frozen meals to third party airlines as well as develop markets in the non-airline catering sector.

The Qantas Catering Group provided nearly 38 million meals to Qantas, third party airlines and non-airline clients including railways and hospitals in the year ended 30 June 2002. External customer business represents around 30 percent of the Qantas Catering Group's annual revenues.

Qantas Holidays

Qantas Holidays is the largest travel wholesaler in Australia of both international and domestic holidays designed for independent travellers and small groups. Qantas Holidays also operates in Asia, Europe and the Americas. Qantas Holidays plans to continue to expand in both Australian and overseas markets.

2.4 Directors and Senior Management

2.4.1 DIRECTORS

The Directors of Qantas as at the date of this Prospectus are:

Margaret Jackson, Chairman

Geoff Dixon, Chief Executive Officer

Peter Gregg, Chief Financial Officer

Mike Codd, AC, Non-Executive Director

Trevor Eastwood, AM, Non-Executive Director

Jim Kennedy, AO, CBE, Non-Executive Director

Trevor Kennedy, AM, Non-Executive Director

Roger Maynard, Non-Executive Director (appointed by British Airways)

John Schubert, Non-Executive Director

Nick Tait, Non-Executive Director (appointed by British Airways)

2.4.2 SENIOR MANAGEMENT

The senior management of Qantas as at the date of this Prospectus are:

Geoff Dixon, Chief Executive Officer

Peter Gregg, Chief Financial Officer

Denis Adams, Chief Executive Australian Airlines

Fiona Balfour, Executive General Manager and Chief Information Officer

John Borghetti, Executive General Manager Sales and Marketing

Kevin Brown, Executive General Manager Human Resources

Paul Edwards, Executive General Manager Airline Strategy and Network

Grant Fenn, Executive General Manager Finance and Deputy Chief Financial Officer

David Forsyth, Executive General Manager Aircraft Operations

David Hawes, Group General Manager Government and International Relations

Brett Johnson, General Counsel and Company Secretary

Narendra Kumar, Executive General Manager Subsidiary Businesses

Michael Sharp, Group General Manager Public Affairs

3. Use of Proceeds




QANTAS

3. Use of Proceeds

3.1 Overview

Qantas is offering up to approximately [ ] million New Shares under the Entitlement Offer, to raise gross proceeds of up to approximately $[ ] million. This includes the offer of approximately [ ] million New Shares under the Institutional Entitlement Offer. The proceeds of the Entitlement Offer, after deducting associated costs, will be used by Qantas to support its capital expenditure program and help fund potential investment opportunities that may arise.

3.2 Capital Management

The Qantas capital management strategy is to target a capital structure and credit rating at which shareholder value is maximised. Qantas believes that the optimal capital structure is one that supports an investment grade credit rating, allowing:

- maintenance of financial capacity to weather economic cycles and business downturns;
- flexibility to take advantage of future profitable growth opportunities; and
- wide access to capital markets.

Qantas believes that the proceeds of the Entitlement Offer will assist it in meeting its capital structure objectives as it embarks on the capital expenditure program detailed below in Section 3.3.

3.3 Details of Capital Expenditure Program

To maintain its position as Australia's leading domestic and international airline, Qantas needs to invest in new aircraft, quality inflight products, terminal facilities and modern infrastructure. This includes taking advantage of opportunities for profitable growth presented by the changed domestic and international operating environment. In particular, Qantas plans to invest in:

- new, more efficient aircraft;
- upgrades to the domestic Boeing 737 fleet;
- inflight entertainment systems;
- new international business class sleeper seats; and
- domestic and international terminals and lounges.

Qantas estimates, based on its current plans, capital expenditure of approximately $3.8 billion, $1.8 billion and $1.3 billion in the years ending 30 June 2003, 2004 and 2005, respectively. The use of lease financing, which may be a viable alternative for the aircraft, would reduce the capital expenditure required in these periods and will be considered as part of the Qantas capital management strategy.

3.3.1 AIRCRAFT ACQUISITIONS

The Qantas strategy to re-equip and grow its domestic and international services requires it to acquire a significant number of new aircraft. Qantas has announced aircraft deliveries for 35 aircraft. These aircraft are:

- 13 Airbus 330s for delivery between December 2002 and 2005;
- 6 Boeing 747-400ERs for delivery between November 2002 and 2003;
- 12 Airbus 380s for delivery between 2006 and 2011; and
- 4 Boeing 737-800s due by July 2003.

The delivery dates for the aircraft are variable to some extent, which should assist Qantas in managing its capacity and funding requirements.

Aircraft retirements

The Qantas long-term fleet plan includes the retirement of several aircraft types. The remaining fleet of Qantas Boeing 747-200s are currently expected to be retired by early 2003 and Boeing 767-200ERs by late 2005, although flexibility to change actual retirement dates will be maintained to help ensure the operation of the optimum level of capacity for the prevailing conditions. Retirement of these aircraft in conjunction with the acquisition of new generation aircraft is expected to provide Qantas with significant Aircraft Operating Cost savings.

Growth in capacity
After accounting for planned aircraft retirements, the long-term fleet plan provides Qantas with the capacity to grow its domestic and international capacity, including routes to be operated by Australian Airlines. The total Qantas jet fleet is currently expected to grow to 164 aircraft by June 2005, resulting in an increase in seat capacity of approximately 16 percent (excluding short-term capacity).

However, Qantas plans to continue to monitor market conditions and, if market conditions are not as expected, Qantas may alter the type of aircraft purchased and aircraft delivery dates or purchase additional aircraft.

Aircraft benefits
The Qantas long-term fleet plan is intended to improve efficiency and increase capacity. Benefits to Qantas of this fleet plan relate primarily to the acquisition of larger aircraft capable of carrying additional passengers and freight. The result is a potentially higher per flight revenue and lower Aircraft Operating Costs per ASK, which should improve profitability. These benefits are further outlined below.

Airbus 330-200/300 (A330)
The A330 aircraft offers Qantas the flexibility to meet changing requirements in the domestic and international markets, providing capacity for growth, replacement of older aircraft and contributing to the transfer of four B767s to Australian Airlines. Offering new technology, the twin-engine A330 aircraft is capable of shorter and medium-range operations and will provide customers with a wider and more spacious cabin than the B767.

The A330 will operate on routes similar to those currently served by B767s. The A330-200 can accommodate an additional 50 passengers compared to the B767-300, while the A330-300 can accommodate an additional 87 passengers also compared with the B767-300. Qantas expects that this additional passenger capacity will provide it with increased per flight revenue and seven percent lower Aircraft Operating Costs per ASK for the A330-200 and 16 percent lower Aircraft Operating Costs per ASK for the A330-300.

The projected Qantas jet fleet[1]

Aircraft type	Qantas fleet August 2002	Aircraft acquisitions	Aircraft retirements	Projected Qantas fleet June 2005	Total aircraft seats August 2002	Total aircraft seats June 2005
Boeing 747-400ER	–	6	–	6	–	1,956
Boeing 747-400	25	–	1	24	9,533	9,467
Boeing 747-300	6	–	–	6	2,532	2,682
Boeing 747-200	2	–	2	–	816	–
Boeing 767-300ER	29	–	–	29	6,800	6,800
Boeing 767-200ER	7	–	7	–	1,435	–
Boeing 737-800	15	4	–	19	2,370	3,192
Boeing 737-400	22	–	1	21	2,837	3,024
Boeing 737-300	17	–	1	16	1,860	1,888
Boeing 717-200	14	–	–	14	1,542	1,542
Airbus 330-300	–	6	–	6	–	2,040
Airbus 330-200	–	7	–	7	–	2,121
BAe 146	17	–	1	16	1,242	1,178
Total jet fleet	154	23	13	164	30,967	35,890

Boeing 747-400 Extended Range (B747-400ER)
Qantas was the first passenger airline in the world to order the B747-400ER with increased gross weight capability. This aircraft is a further development of the existing B747-400 and will complement the existing fleet of B747s.

The B747-400ER will allow Qantas to operate the longer trans-Pacific and European routes with fewer payload restrictions, in addition to providing capacity to meet passenger growth on international long-haul routes. Because of payload restrictions, approximately 40 available seats cannot be sold on a typical Los Angeles to Sydney service. The B747-400ER is expected to accommodate a full passenger payload. This provides Qantas with the opportunity for increased per flight revenue with few additional operating costs.

Airbus 380-800 (A380)
The A380 was chosen as the future flagship of the Qantas fleet because of its increased payload capability, operational benefits, reduced Aircraft Operating Costs per ASK and development potential as the first of a new aircraft type.

Qantas believes that the A380 is likely to provide a 15 to 20 percent operating return advantage when compared with its competitors. The A380 will accommodate up to 555 passengers in three class configuration, compared to 416 passengers on the B747-400ER.

In addition, with world wide airport runway capacity at major airports becoming increasingly constrained, the larger payload of the A380 provides greater opportunity for Qantas to expand capacity at slot constrained airports.

Boeing 737-800 (B737-800)
Qantas acquired 15 new generation B737-800 aircraft between January and August 2002. This capacity contributed to a 35 percent increase in domestic ASKs during the year ended 30 June 2002. A further four are due for delivery in 2003. With a range of approximately 3,000 nautical miles, this aircraft is particularly suited to the Qantas domestic routes and can also be used on trans-Tasman routes.

Importantly, the B737-800 increases the number of seats per flight by 39, compared with current versions of the B737-400. The introduction of the B737-800 increased per flight revenue and lowered Aircraft Operating Costs per ASK on short-haul routes by 20 percent compared with the B737-400. Contributing to this result are improved aerodynamics, wing tips and engine performance.

Qantas has options to acquire a further 56 B737s.

Short-term capacity
Following the collapse of Ansett in September 2001, Qantas entered into a number of short-term lease arrangements to cover capacity requirements. Of these aircraft leases, six B737s and two B767s included the provision of aircraft, crew and maintenance. These aircraft provided valuable additional domestic capacity, but are scheduled to be replaced during 2003, in order to reduce costs. A short-haul domestic route operated by a Qantas new generation B737-800 will typically reduce Aircraft Operating Costs and lease, interest and depreciation costs per ASK by 13 percent compared to the same aircraft under an aircraft, crew and maintenance leasing agreement.

3.3.2 AIRCRAFT RELATED EXPENDITURE

International product initiatives
Reconfiguration of 10 B747-400s to two classes is expected to commence later this year. These reconfigured aircraft will serve markets not requiring first class, but where a profitable mix of business and economy class demand exists. The reconfiguration will provide an extra 38 seats in each aircraft, equivalent in total to another B747-400. This increase in passenger capacity is expected to provide reduced Aircraft Operating Costs per ASK of approximately eight percent on routes on which these aircraft operate.

In May 2002, Qantas announced plans to invest $300 million in a new business class cabin, featuring newly designed sleeper seats and a cabin upgrade. The seat design is unique to Qantas and has new features designed to improve upon competitors' offerings. Implementation is scheduled to take place from 2003.

This business class program is in addition to a $300 million all class refurbishment of the Qantas B747-400s, with refreshed seating and personal in-seat video screens, due for completion in the next few months. This program has now been extended to the B747-300 fleet at an additional

cost of $125 million and is due for completion by the end of 2003.

Aircraft infrastructure costs

The A330, B747-400ER and B737-800 are new aircraft types for Qantas, requiring additional infrastructure expenditure to ensure smooth transition into the Qantas fleet.

Relocation of the principal B767 maintenance hangar from Sydney to Brisbane is scheduled to take place in the year ending 30 June 2004 at a cost of $79 million. This new greenfield site is expected to allow Qantas to reduce its maintenance costs for the B767.

Domestic reconfiguration

Qantas plans to reconfigure 31 B737-300/400 aircraft in the year ending 30 June 2003, using slim-line seats. This will provide increased economy class capacity. Additional flexibility is introduced by the use of business class converter seats, if required. The $56 million program includes a cabin upgrade.

3.3.3 PROPERTY EXPENDITURE

Airport lounge upgrade

An investment of over $40 million is under way as part of an airport lounge development program, including the redevelopment of existing Sydney, Melbourne and Brisbane domestic lounges. Plans are also being prepared for a new lounge in Bangkok and further expansion of some existing lounges in other locations, including Perth and the Gold Coast.

Terminal expansion

As part of its growth strategy, Qantas is considering expanding terminal facilities in several Australian airports over the next few years. In particular, plans for approximately $100 million expansion of its Sydney domestic terminal are in progress. This includes adding two A330 gates or three B737 gates by extending the eastern concourse and relocating maintenance facilities.

3.4 Other Potential Investment Opportunities

Qantas is continually evaluating new investment opportunities that may enhance business growth.

Qantas is in discussions with Air New Zealand about the possibility of a strategic alliance between the two companies and an acquisition by Qantas of a minority equity interest in Air New Zealand. While both Qantas and Air New Zealand believe that such an alliance would be of value to both airlines, discussions are ongoing. However no agreement or commitment has been reached or entered into at this time and no assurances can be given as to what, if any, agreement will be reached. Any agreement reached would be conditional on a number of approvals, including regulatory and Air New Zealand shareholder approval. If any agreement is reached, part of the proceeds from the Entitlement Offer may be used to fund the acquisition of shares in Air New Zealand.

The operations of Australian Airlines are scheduled to commence in October 2002. Initially, services are planned to be between Cairns and Nagoya, Osaka, Fukuoka, Singapore, Taipei and Hong Kong, using four single class Boeing 767-300 aircraft. Opportunities may exist to profitably expand its operations to other destinations. Proceeds of the Entitlement Offer may be used to fund any expansion of Australian Airlines.

3.5 Future Funding Requirements

Qantas believes, based on its current plans, on receipt of the underwritten proceeds of the Entitlement Offer, it should have adequate equity financing to fund (in conjunction with future cash flows, debt funding and the Dividend Reinvestment Plan) its planned capital expenditure requirements, any expansion of Australian Airlines and any equity investment in Air New Zealand until at least 30 June 2004.

Qantas operates in an industry that is undergoing significant change and, as a consequence, there could be new investment opportunities or capital expenditure requirements that are not currently anticipated by Qantas. If the future cash flows of Qantas are lower than expected, additional capital expenditure is required or if Qantas seeks to invest in other potential opportunities, additional equity financing may be required.



4. Financial Informatio



4.1 Introduction

The historical financial information contained in this Section for the years ended 30 June 2000 and 30 June 2001 is derived from the audited financial reports of Qantas. The historical and pro-forma financial information contained in this Section for the year ended 30 June 2002 is derived from the unaudited Full Year Profit Announcement of Qantas.

The historical half yearly financial information contained in this Section for the years ended 30 June 2001 and 2002 is derived from the unaudited Half Year Profit Announcements of Qantas.

4.2 Financial Performance

Set out below is selected financial information for Qantas for the three years ended 30 June 2000, 2001 and 2002.

Statement of Financial Performance

($million)	Year ended 30 June 2000	2001	2002[1]
Sales and operating revenue			
Net passenger revenue	6,975.6	7,941.8	9,027.5
Net freight revenue	543.0	596.3	563.6
Tour and travel sales	551.8	604.3	674.4
Contract work revenue	412.7	457.3	479.1
Other sources	623.7	588.5	578.0
Sales and operating revenue	9,106.8	10,188.2	11,322.6
Expenditure			
Manpower and staff related	2,295.8	2,549.9	2,689.2
Selling and marketing	1,051.0	1,141.6	1,158.7
Aircraft operating – variable	1,732.7	2,023.0	2,200.9
Fuel and oil	863.2	1,329.8	1,570.0
Property	215.2	246.9	264.3
Computer and communication	352.4	365.0	408.4
Non-cancellable operating lease rentals	127.9	181.8	255.7
Tours and travel cost of sales	482.8	525.7	584.4
Capacity hire	222.4	220.2	499.9
Depreciation and amortisation	634.0	706.7	693.5
Other	255.4	201.8	354.4
Share of net profit of associates	0.0	0.0	(36.1)[2]
Total expenditure	(8,232.8)	(9,492.4)	(10,643.3)
EBIT	874.0	695.8	679.3
International	374.8	458.7	202.8
Domestic	272.0	127.4	298.2
Subsidiaries and other	227.2[3]	109.7	178.3
Net interest expense	(111.2)	(98.7)	(48.3)
Profit before tax	762.8	597.1	631.0
Income tax expense	(244.9)	(177.4)	(201.7)
Profit after tax	517.9	419.7	429.3
Outside equity interest in controlled entities	(0.6)	(4.3)	(1.3)
Net profit attributable to members	517.3	415.4	428.0

NOTE:
1 Extracted from the unaudited Full Year Profit Announcement of Qantas.
2 In prior years the equity accounting adjustment for associates has not been material. In the year ended 30 June 2002 this adjustment became material. Consequently an amount of $36.1 million has been included in the profit before tax for the year. The result for the year ended 30 June 2001 included $60.9 million from dividends received from associates, which was included in revenue from "Other sources".


Sales and operating revenue ($million)
2002
2001
2000
1999
1998
1997
0
2,000
4,000
6,000
8,000
10,000
12,000


Profit before tax ($million)
2002
2001
2000
1999
1998
1997
0
200
400
600
800
1,000
1,200

4.2.1 RESULTS FOR THE YEAR ENDED 30 JUNE 2002 (UNAUDITED)

Overview

- Profit before tax of $631.0 million increased by 5.7 percent on the prior year.
- Profit before tax included the following individually significant items:
  - a profit on sale of the remaining investment in EQUANT NV of $31.2 million; and
  - a provision for redundancies of $41.5 million.
- Profit before tax in the prior year included a benefit of $127.3 million relating to a number of individually significant items.
- Net profit attributable to members of $428.0 million increased by 3.0 percent on the prior year.
- Basic earnings per share decreased by 11.8 percent on the prior year to 29.1 cents.
- Return on shareholders' equity decreased by 2.5 percentage points on the prior year to 10.1 percent.

Cash flow

	Year ended 30 June		
($million)	2000	2001	2002[1]
Net cash provided by operating activities	1,599.8	1,100.7	1,143.3
Net cash (used in) investing activities	(262.7)	(871.3)	(2,306.1)
Net cash (used in)/provided by financing activities	(1,542.0)	(659.0)	1,688.8
Net (decrease)/increase in cash held	(204.9)	(429.6)	526.0
Capital expenditure[2]	(1,141.8)	(995.5)	(2,463.4)

NOTE:
1 Extracted from the unaudited Full Year Profit Announcement of Qantas.
2 Included in net cash used in investing activities.

4. Financial Information

Comparisons of half yearly performance

The results for the six months ended 30 June 2002 represent a significant increase in profitability compared with the six months ended 31 December 2001, with profit before tax increasing from $231.3 million to $399.7 million.

Statement of Financial Performance

	First half			Second half		
($million, unless otherwise stated)	2001	2002	Change	2001	2002	Change
Sales and operating revenue	5,098.9	5,664.6	11.1%	5,089.3	5,658.0	11.2%
EBIT	470.5	270.5	(42.5%)	225.3	408.8	81.4%
Profit before tax	416.4	231.3	(44.5%)	180.7	399.7	121.2%
Net profit after tax attributable to members	262.9	153.5	(41.6%)	152.5	274.5	80.0%
EBIT						
International	285.9	(15.5)	(105.4%)	172.8	218.3	26.3%
Domestic	118.1	180.1	52.5%	9.3	118.1	1,169.9%
Subsidiaries and other	66.5	105.9	59.2%	43.2	72.4	67.6%
Total EBIT	470.5	270.5	(42.5%)	225.3	408.8	81.4%

Operating statistics

		First half			Second half		
		2001	2002	Change	2001	2002	Change
International							
Available Seat Kilometres (ASKs)	million	35,292	34,896	(1.1%)	35,955	32,341	(10.1%)
Revenue Passenger Kilometres (RPKs)	million	26,889	26,510	(1.4%)	26,793	26,099	(2.6%)
Revenue Seat Factor	%	76.2	76.0	(0.2) pts	74.5	80.7	6.2 pts
Passengers carried	million	3,878	4,338	11.9%	3,885	4,086	5.2%
Domestic[1]							
Available Seat Kilometres (ASKs)	million	9,247	11,894	28.6%	9,448	13,479	42.7%
Revenue Passenger Kilometres (RPKs)	million	7,477	9,522	27.4%	7,313	10,646	45.6%
Revenue Seat Factor	%	80.9	80.1	(0.8) pts	77.4	79.0	1.6 pts
Passengers carried	million	5,675	7,099	25.1%	5,543	7,964	43.7%

NOTE:

1 Excludes regional services operated by QantasLink.

Core business operations

International operations recorded an EBIT of $202.8 million for the year ended 30 June 2002 compared with an EBIT of $458.7 million in the prior year. The decrease was a result of a 5.6 percent reduction in capacity and a decline in RPKs of 2.0 percent driven by the general slowdown in the international economic environment and the impact of the events of 11 September 2001 on international air travel. Revenue Seat Factor improved by 2.9 percentage points to 78.2 percent, while Passenger Yield (excluding the impact of favourable movements in foreign exchange) fell by 0.2 percent.

Domestic operations contributed $298.2 million in EBIT for the year ended 30 June 2002, an increase of 134.1 percent or $170.8 million on the prior year which was characterised by a level of discounting that was ultimately unsustainable. RPKs increased by 36.4 percent while capacity grew by 35.7 percent, leading to an improvement in Revenue Seat Factor of 0.4 percentage points to 79.5 percent. The increase in RPKs was a result of the growth in the domestic market share of Qantas following the collapse of Ansett in September 2001. Passenger Yield (after excluding the impact of favourable movements in foreign exchange) increased by 6.7 percent.

Sales and operating revenue

Sales and operating revenue for the year ended 30 June 2002 was $11.3 billion, reflecting growth of approximately $1.1 billion or 11.1 percent on the prior year.

Passenger revenue increased by 13.7 percent, with RPKs growing 6.5 percent and Passenger Yield improving 6.7 percent. The Passenger Yield improvement was partly due to a substantial increase in the proportion of flying that operated on the shorter sector, higher yielding domestic network.

Overall capacity grew by 3.2 percent for the year ended 30 June 2002 compared with the prior year.

International capacity decreased by 5.6 percent compared with the prior year, 1.1 percent down in the first half, and 10.1 percent down in the second half. This was as a result of aircraft being redeployed to the domestic network following the events of 11 September and the collapse of Ansett. The Revenue Seat Factor on the international network was 0.2 percentage points down on the prior year during the first half, but 6.2 percentage points higher in the second half. Passenger Yield, excluding movements in foreign exchange, was 2.1 percent lower than the prior year for the first half, but up by 1.7 percent in the second half as the global economy recovered and international capacity was reduced.

Domestic capacity increased by 35.7 percent for the year ended 30 June 2002 as a whole, up 28.6 percent in the first half and 42.7 percent in the second half as long-haul aircraft from international operations were redeployed on domestic sectors, short-term leased capacity was brought in to cope with increased domestic demand and new B737-800 aircraft were acquired. The Revenue Seat Factor was down 0.8 percentage points on the prior year in the first half and up 1.6 percentage points in the second half. Passenger Yield, excluding movements in foreign exchange, was up 5.7 percent and 7.7 percent half on half respectively.

Expenditure

Total expenditure, excluding net interest, increased by 12.1 percent to $10.6 billion for the year ended 30 June 2002. This was due to a 3.2 percent increase in overall capacity, a higher proportion of more expensive domestic flying, the cost of short-term leased aircraft, higher fuel costs, higher engineering costs and the unfavourable impact of foreign exchange movements. Cost per ASK increased by 10.7 percent.

Significant movements in expenditure for the year ended 30 June 2002 compared with the prior year include:

- manpower and staff related expenditure increased by 5.5 percent due to an increase in full-time employees as a result of greater activity and the provision of an incentive bonus to all staff, partially offset by efficiency gains;
- aircraft operating – variable expenditure, which includes maintenance material costs, crew expenses, route navigation and landing fees, increased by 8.8 percent due to additional activity, the ageing of the aircraft fleet and the adverse impact of foreign exchange rate movements;
- fuel and oil expenditure increased by 18.1 percent as a direct result of additional flying, the weaker Australian dollar relative to the US dollar

and a reduction in fuel hedging benefits, partially offset by the lower average price of jet fuel;

- computer and communications costs increased by 11.9 percent as a result of additional reservation fees driven by increased passenger numbers;
- capacity hire costs increased by 127.0 percent driven by short-term leases entered into to cover capacity requirements following the collapse of Ansett; and
- non-cancellable operating lease rentals increased by 40.6 percent mainly due to leasing of additional aircraft.

Fuel
Fuel costs increased by 18.1 percent or $240.2 million for the year ended 30 June 2002. The underlying fuel price was lower than the prior year giving a benefit of $255.4 million. However, the prior year included fuel hedging benefits of $406.0 million. The cost of increased flying added a further $52.5 million, while the weakness of the Australian dollar relative to the US dollar accounted for the remaining cost increase of $37.1 million.

Interest
Net interest expense decreased by 51.1 percent for the year ended 30 June 2002. Although average net debt was higher than the prior year, $77.0 million of interest was capitalised into aircraft progress payments and other infrastructure projects.

Individually significant items
The results for the year ended 30 June 2002 include two individually significant items, being profit before tax of $31.2 million ($22.9 million after tax) from the sale of the remaining investment in EQUANT NV and a before tax expense of $41.5 million ($29.1 million after tax) to cover redundancy costs following the announcement of job reductions in November 2001.

The prior year result included a number of individually significant gains totalling $127.3 million before tax ($124.5 million after tax).

Subsidiary operations
Subsidiary operations contributed $178.3 million to EBIT for the year ended 30 June 2002, an increase of 62.5 percent on the prior year.

QantasLink
QantasLink contributed $42.5 million in EBIT, up $36.1 million on the prior year. This increase was primarily a result of improved loads and Passenger Yields following the difficulties experienced by other regional airlines. Overall, QantasLink's capacity was up 11.1 percent due to additional Dash 8 aircraft acquired for the QantasLink network and Beechcraft aircraft acquired with the full purchase of Impulse Airlines in November 2001. Revenue Seat Factor was up 1.8 percentage points. Expenditure also rose due to higher capacity and passenger volumes plus increased fuel and maintenance costs.

Qantas Holidays
Qantas Holidays increased EBIT by $8.9 million or 26.6 percent to $42.4 million for the year ended 30 June 2002. This was due to strong growth in the domestic business and efficiency benefits. The performance was also boosted by the devaluation of the Australian dollar against the major trading currencies, making Australia a relatively cheap holiday destination, and the perception of Australia as a safe destination for tourists.

Qantas Catering
Qantas Catering EBIT was $69.6 million, an increase of $15.3 million or 28.2 percent on the prior year. This was driven by strong revenue growth, with meals produced up 6.7 percent. The full integration of Caterair Airport Services contributed to the improved financial performance.

Cash flow
Net cash flow from operations totalled $1,143.3 million, an increase of $42.6 million or 3.9 percent on the prior year. This increase was due mainly to increased profitability.

4.3 Financial Position and Effect of the Offer on Financial Position

The net debt to net debt plus equity ratio (including operating leases on a hedged basis), moved from 53 percent as at 30 June 2001 to 49 percent as at 30 June 2002, with the improvement driven by operating cash flow and the raising of $663.8 million in equity during the year offset by progress payments made for the fleet upgrade.

The pro-forma Statement of Financial Position as at 30 June 2002 has been prepared on the basis that the net proceeds from the issue of New Shares under the Entitlement Offer have been used to provide support to the balance sheet, reducing net debt and improving financial flexibility prior to their application for the purposes set out in Section 3.

Statement of Financial Position

($million)	30 June 2002[1]	30 June 2002 Pro forma[2,3]
Current assets		
Cash	112.5	895.9
Receivables	2,386.6	2,386.6
Net receivables under hedge/swap contracts	697.7	697.7
Inventories	385.4	385.4
Other	173.5	173.5
Total current assets	**3,755.7**	**4,539.1**
Non-current assets		
Receivables	240.0	240.0
Net receivables under hedge/swap contracts	1,398.0	1,398.0
Investments	74.3	74.3
Property, plant and equipment	9,109.5	9,109.5
Intangibles	161.0	161.0
Deferred tax assets	34.7	34.7
Other	28.3	28.3
Total non-current assets	**11,045.8**	**11,045.8**
Total assets	**14,801.5**	**15,584.9**

Statement of Financial Position *continued*

($million)	30 June 2002[1]	30 June 2002 Pro forma[2,3]
Current liabilities		
Payables	2,382.3	2,382.3
Interest-bearing liabilities	837.0	837.0
Net payables under hedge/swap contracts	430.8	430.8
Provisions	525.8	525.8
Current tax liabilities	77.9	77.9
Revenue received in advance	1,285.2	1,285.2
Deferred lease benefits/income	42.4	42.4
Total current liabilities	**5,581.4**	**5,581.4**
Non-current liabilities		
Payables	33.7	33.7
Interest-bearing liabilities	3,569.9	3,569.9
Net payables under hedge/swap contracts	150.8	150.8
Provisions	351.0	351.0
Deferred tax liabilities	524.7	524.7
Deferred lease benefits/income	329.0	329.0
Other non-current liabilities	7.5	7.5
Total non-current liabilities	**4,966.6**	**4,966.6**
Total liabilities	**10,548.0**	**10,548.0**
Net assets	**4,253.5**	**5,036.9**
Equity		
Contributed equity	2,946.6	3,730.0
Reserves	56.3	56.3
Retained profits	1,239.1	1,239.1
Equity attributable to members of Qantas	**4,242.0**	**5,025.4**
Outside equity interest in controlled entities	11.5	11.5
Total equity	**4,253.5**	**5,036.9**

NOTE:
1 Extracted from the unaudited Full Year Profit Announcement of Qantas.
2 The pro-forma Statement of Financial Position assumes gross proceeds of $800 million ($600 million of which is underwritten) from the Entitlement Offer and that the issue of all New Shares took place on 30 June 2002. The gross proceeds of the Entitlement Offer may be less than $800 million. The actual amount raised will depend upon the actual number of New Shares issued under the Entitlement Offer and the Issue Price.
3 Estimated fees and expenses of $16.6 million, related to the issue of New Shares are netted against the Entitlement Offer proceeds.

4.4 Outlook

Qantas will continue to seek cost efficiencies, structural changes and actively manage its operations with a view to improving profitability. Strategies aimed at achieving these ends include a focus on market segmentation in both the domestic and international markets, investment in a new and more cost-efficient fleet, a focus on improving the profitability of Subsidiary businesses and continued investment in technology.

During the year ended 30 June 2002, Qantas experienced a substantial increase in the growth of RPKs compared with the prior year. This was demonstrated by growth in RPKs in the second half of 45.6 percent for the domestic business compared with the prior year period. In addition, second half trading for the international business achieved a load factor improvement of 6.2 percentage points and a Passenger Yield improvement of 1.7 percent on the prior year period. These factors contributed to a strong result for the six months ended 30 June 2002 (see Section 4.2.1).

The recovery from unsustainable domestic discounting and the events of 11 September 2001 has continued in the first month of the year ending 30 June 2003. Qantas expects the recovery trend to continue, however there are a number of factors which could impact future results.

4.5 Dividends

The Board has announced a fully franked final dividend of nine cents per Share for the year ended 30 June 2002. Combined with the fully franked interim dividend of eight cents per Share paid in April 2002, total dividends for the year ended 30 June 2002 are 17 cents per Share. New Shares issued under the Entitlement Offer will not be entitled to receive the final dividend declared for the year ended 30 June 2002.

The Board regularly reviews the dividend policy of Qantas to take into consideration a number of factors, including changes to the tax system, earnings, ongoing capital requirements and additional investment opportunities. As a result, the Board can give no assurance as to the future level of dividends on the expanded capital base.

However, the Board currently intends to maintain the current level of dividends paid on a per Share basis on the expanded capital base in the year ending 30 June 2003.

It is anticipated that any dividends paid on the expanded capital base in respect of the year ending 30 June 2003 will be fully franked.

The Board anticipates the continued operation of the Dividend Reinvestment Plan for the foreseeable future.

5. Risk Factors





5. Risk Factors

Before applying for New Shares, prospective investors should consider whether the New Shares are a suitable investment for them. Investors should be aware that there are a number of risks associated with an investment in New Shares including, without limitation, the risk factors set out below. Many of these risks are outside the control of Qantas.

5.1 Economic Conditions

The demand for air travel and air freight may be affected by changes in domestic and international economic conditions. Significant and prolonged downturns in economic conditions in Australia or globally, could have a material adverse effect on the business, financial condition and financial performance of Qantas. The aviation industry is historically volatile in nature.

5.2 Industry Volatility and High Operating Leverage

The aviation industry has historically been volatile in nature as reflected in Passenger Yields and Revenue Seat Factors. The extent of future volatility and the degree to which this may be reflected in the earnings of Qantas is unknown.

Earnings volatility is exacerbated by the high operating leverage of the aviation industry. As airlines typically experience a high level of costs that are fixed in the short term to medium term, earnings are sensitive to shifts in revenue.

5.3 Labour Agreements and Labour Relations

Future changes to labour laws or an inability of Qantas to negotiate acceptable labour agreements could have a material adverse effect on the business, financial condition and financial performance of Qantas. Qantas operates in Australia's highly regulated employment market. The Australian legal framework provides clearly defined minimum terms and conditions for a majority of employees, known as awards and a method for modification of these terms and conditions to suit specific workplace requirements, known as certified agreements or enterprise bargaining agreements. Most of the employees of Qantas are covered by an award, a certified agreement or both.

Any future changes to the labour laws of Australia and its States or Territories that impose less favourable awards or employment conditions on Qantas could increase operating costs as a result of higher wages or benefits paid or reduced flexibility and could have a material adverse effect on the business, financial condition and financial performance of Qantas.

In addition, disagreements between employees and Qantas over the terms of new awards or certified agreements may lead employees to strike or take other forms of industrial action, which could cause significant disruptions to the operations of Qantas and have a material adverse effect on the business, financial condition and financial performance of Qantas.

Qantas is currently negotiating new enterprise bargaining agreements with six unions. In connection with negotiations with one union, strikes were held on 2 and 19 August 2002.

5.4 War and Terrorist Attacks

War or terrorist attacks anywhere in the world could result in a decline in air travel, an increase in insurance premiums and cost of security measures, or a reduction in the availability of insurance to Qantas. General political instability in countries in which Qantas operates also imposes risk. Each or a combination of these factors could have a material adverse effect on the business, financial condition and financial performance of Qantas.

5.5 Insurance

The availability of insurance is a fundamental element of the operations of Qantas. Any inability on the part of Qantas to access insurance for its general operations or specific assets poses a risk to the nature and extent of the operations of Qantas. Any events including future terrorist attacks which increase the cost of insurance for Qantas, reduce its availability to Qantas or both, may have a material adverse effect on the business, financial condition and financial performance of Qantas.

Since 11 September 2001, aviation insurers have significantly reduced the maximum amount of insurance coverage available to commercial airlines for liability to third parties for property damage or personal injury (other than employees or passengers) for claims resulting from acts of terrorism, war or similar events and significantly increased the premiums for all forms of war risk coverage. The Australian

Government is currently providing an indemnity to Qantas above the commercial insurance Qantas buys for third party war risk liability of up to a combined total of US$2 billion. It is expected that should the Australian Government stop providing third party war risk liability coverage to Qantas, the premiums charged by aviation insurers for this coverage could be substantially higher than the premiums that may be charged by the Australian Government.

5.6 Equipment Risks and Aircraft Accidents

The operations of Qantas are dependent on the effective operation of its equipment, including its aircraft, maintenance systems, reservation systems and departure control systems. Equipment failures, accidents involving any aircraft of Qantas, penetration of information security or adverse weather conditions, could interrupt operations, which could damage the brand and reputation of Qantas and have a material adverse effect on the business, financial condition and financial performance of Qantas.

Qantas is migrating its computer reservations system to a third party provider in late 2002. Qantas has extensive contingency planning in place. However, as with all large scale migrations, there remains some risk, which could have a material adverse effect on the business, financial condition and financial performance of Qantas.

5.7 Airport Related Risks

The operations of Qantas are dependent on the availability and cost of airport and airport related facilities.

The availability and cost of terminal space, landing slots, aircraft parking and aircraft hangars are fundamental to the ability of Qantas to operate. Disruptions to operations or facilities at airports where Qantas operates, for example closure of airports due to safety concerns or interruption to key services such as air traffic control, could have a material adverse effect on the business, financial condition and financial performance of Qantas.

Landing costs, general aeronautical charges and facilities' leasing costs are an important part of the cost base of Qantas. Significant increases in these costs and charges could have a material adverse effect on the business, financial condition and financial performance of Qantas.

The ability of Qantas to expand its operations is dependent on the availability of airport facilities and capacity. The inability of Qantas to lease, acquire or access the airport facilities needed to service capacity expansion could have a material adverse effect on the business, financial condition and financial performance of Qantas.

Additional airport infrastructure is required to accommodate A380 aircraft, which are scheduled for delivery to Qantas between 2006 and 2011. Qantas believes that many of its key international airports are planning for the introduction of A380s and the additional airport infrastructure required to accommodate them, although the timing of delivery of that infrastructure is unknown in some cases. At the date of this Prospectus, the cost and impact on Qantas of the provision of the additional airport infrastructure are not known.

5.8 Licence Conditions

Qantas and its Subsidiaries are subject to the regulatory control of the Civil Aviation Safety Authority (CASA), an Australian statutory body and are required to hold air operator certificates under section 27 of the Civil Aviation Act 1988 to enable them to fly aircraft in and out of Australian territory, fly within Australian territory and operate an Australian aircraft outside of Australian territory.

CASA has responsibility for certification of aircraft, licensing of operators, approval of support activities, conduct of safety surveillance and enforcement of safety standards and rules. CASA has the power to revoke the air operator certificates of Qantas or its Subsidiaries or order the grounding of any or all of the aircraft fleet of Qantas or its Subsidiaries. A decision by CASA to ground any or all of the fleet of Qantas or its Subsidiaries, revoke any or all of the air operator certificates of Qantas or its Subsidiaries or take any other regulatory action concerning the aircraft or operations of Qantas or its Subsidiaries could have a material adverse effect on the business, financial condition and financial performance of Qantas.

5.9 Bilateral Agreements and International Capacity and Route Allocation

The international revenue and profit performance of Qantas is partly dependent on the maximisation of

of international routes and timetables. The available international capacity and route entitlements for all Australian commercial and freight airlines are negotiated by the Australian Government in bilateral air services arrangements with foreign countries. Capacity for international routes is then allocated by the International Air Services Commission (IASC) to Australian airline applicants. Individual capacity allocations are on a fixed-term basis and may be renewed.

The International Air Services Commission Act 1992, under which the IASC operates, places a positive onus on the IASC to foster competition amongst Australian international carriers. There is a further onus to allocate new entrants a commercially sustainable level of international capacity on specific routes, provided the incumbent's allocation remains commercially sustainable. These objectives must be considered in relevant renewal applications by existing airlines. Australian Airlines, as a wholly-owned Subsidiary of Qantas, is deemed not to be a new entrant. Hence, Australian Airlines will not benefit from the preferential allocation provisions for new entrants. Virgin Blue, which has announced that it may expand its routes to include international destinations, or other new carriers applying for route and capacity allocation may impinge on the available route and capacity allocation available for Qantas and Australian Airlines.

Qantas has applied for and been granted permission to move allocation between Qantas and Australian Airlines on some routes to maximise efficient allocation of route entitlements. The international capacity of Qantas is subject to changes in bilateral air services arrangements and decisions of the IASC. Changes in the levels and mix of capacity or inability to access additional capacity could have a material adverse effect on the ability of Qantas to maximise Passenger Yields, Revenue Seat Factors and growth.

5.10 Additional Regulation

If additional regulation is introduced in any jurisdiction where Qantas has or may establish operations, such regulations could impose restrictions or costs that could have a material adverse effect on the business, financial condition and financial performance of Qantas. Any material increase in taxes, levies, fees or other changes to regulation could also have a material adverse effect on the business, financial condition and financial performance of Qantas.

5.11 Competition

Aviation is a highly competitive industry. Airlines operate with high levels of fixed costs, hence profits are sensitive to small shifts in revenue.

The collapse of Ansett in September 2001 resulted in Qantas significantly increasing its share of the domestic aviation market. Virgin Blue has announced that it intends to expand its route network and scheduled flights in an attempt to increase its market share. In addition, new domestic airlines may be established to compete with Qantas. An increase in competition could have a material adverse effect on the business, financial condition and financial performance of Qantas. In the international aviation market, competitors include many major foreign airlines (including government-owned or controlled airlines), some of which may have more financial resources, lower cost of capital or lower cost structures than Qantas.

5.12 Australian Airlines

Qantas has formed a wholly-owned Subsidiary, Australian Airlines, with a low cost structure to focus on leisure travel. Australian Airlines will operate with a separate management and business structure to Qantas.

Risks relating to Australian Airlines include difficulties arising from administrative planning, timetable and fare finalisation, refinement of marketing strategy, performance of new management and other elements characteristic to start-up ventures that may increase the required capital investment. There can be no assurance that Australian Airlines will be profitable in the short term or long term and that it will not have a material adverse effect on the business, financial condition and financial performance of Qantas.

5.13 Foreign Exchange Risk

Qantas is exposed to foreign exchange rate fluctuations on the Australian dollar value of foreign currency denominated revenues and expenses. Qantas earns revenues in approximately 80 countries, reflecting its route structure and location of ticket sales. The foreign currency costs of Qantas are primarily denominated in US dollars and relate largely to fuel, engineering and maintenance (particularly materials and sub-contract services), landing fees, air navigation charges and lease rentals. Although

Qantas has expenditure in many foreign currencies other than US dollars, revenues earned in those currencies generally offset or exceed this expenditure. Historically, the five largest currencies of which Qantas has a surplus are Euros, British pounds, New Zealand dollars, Japanese yen and Hong Kong dollars. Qantas is also exposed to foreign exchange risk on a large portion of its capital expenditures (eg aircraft are purchased in US dollars), the residual value of its aircraft and foreign currency borrowings.

Qantas manages its foreign currency exposures by using a variety of long-term and short-term hedging instruments in accordance with its risk management policies. However, there can be no assurance that Qantas will successfully manage its exposure to exchange rate fluctuations and that exchange rate fluctuations will not have a material adverse effect on the business, financial condition and financial performance of Qantas.

5.14 Increases in Fuel Costs

Fuel costs are a significant portion of operating costs. Significant changes in fuel costs could have a material adverse effect on the business, financial condition and financial performance of Qantas. Fuel prices continue to be susceptible to a number of factors, including political events. Qantas cannot control near or long-term fuel prices or the events that affect fuel prices. Qantas may experience higher fuel prices or have to curtail scheduled services due to a fuel supply shortage that may result from a disruption of oil imports or other events. In accordance with its risk management policies, Qantas uses options and swaps on aviation fuel and crude oil to hedge its exposure to movements in the price of aviation fuel. There can be no assurance that Qantas will effectively manage its exposure to fuel costs and that increases in fuel costs will not have a material adverse effect on the business, financial condition and financial performance of Qantas.

5.15 Changes in Interest Rates

The financial performance of Qantas is affected by fluctuations in interest rates (eg interest expense on debt and interest income earned on short-term investments). Qantas manages interest rate risk by measuring the market value sensitivity of the borrowing portfolio to changes in interest rates. The relative mix of fixed and floating interest rate funding is managed by using interest rate swaps, forward rate agreements, swaptions and options. There can be no assurance that Qantas will successfully manage its interest rate risk or that changes in interest rates will not have a material adverse effect on the business, financial condition and financial performance of Qantas.

5.16 Credit Risk

The credit risk of Qantas arises primarily from financial instruments and security deposits entered into as part of long-term aircraft financing structures, long-term and short-term hedging and investing activities. Credit exposure is measured as the cost of replacing existing transactions should a counterparty default. A significant portion of credit risk arises from transactions that are guaranteed by Qantas as part of a long-term aircraft financing structure. The risk management policies of Qantas restrict dealings with financial institutions counterparties with certain minimum credit ratings and limits the maximum exposure (both in terms of the credit limit and daily settlement limit) to any one counterparty. Movements outside of these guidelines must be approved by the Board. There can be no assurance that Qantas will successfully manage its credit risk or that payment defaults by counterparties will not have a material adverse effect on the business, financial condition and financial performance of Qantas.

5.17 Attractiveness of Australia as a Tourist Destination

Incoming tourist traffic to Australia is an important driver of demand for the services of Qantas. Factors which reduce the relative attractiveness of Australia as a tourist destination may affect this demand and therefore have a material adverse effect on the business, financial condition and financial performance of Qantas.

5.18 Funding Requirements

Qantas expects to be able to fund certain expenditure outlined in Section 3 from a variety of sources, including the proceeds of the Entitlement Offer, future cash flows and debt funding. If, however, the future cash flows of Qantas are lower than expected, additional capital expenditure is required or Qantas

seeks to invest in other potential opportunities, additional debt or equity funding may be required. There can be no assurance that Qantas will be able to raise any such debt or equity funding on favourable terms or at all. If, for any reason, adequate funding is not available when needed, this could have a material adverse effect on the business, financial condition and financial performance of Qantas.

5.19 Substantial Shareholder – British Airways

British Airways beneficially owned, as at 20 August 2002, approximately 332.6 million Shares in Qantas, or approximately 21.3 percent of issued Share capital. British Airways has elected not to subscribe for any of its Entitlement under the Entitlement Offer. British Airways' shareholding in Qantas after completion of the Entitlement Offer will be between [ ] percent and [ ] percent depending on the number of New Shares issued under the Entitlement Offer. British Airways has stated that as at the date of this Prospectus it has no current intention to dispose of its shareholding and further that its shareholding in Qantas continues to form an important investment. A decision by British Airways to sell a portion or all of its shareholding in the future may negatively affect the share price of Qantas.

5.20 Joint Services Agreement with British Airways

Qantas derives benefits from its Joint Services Agreement (JSA) with British Airways which sets out the terms of a commercial alliance between the two airlines. In July 2003, the current ACCC authorisation of the JSA expires. There can be no assurance that the ACCC will re-authorise the JSA. If the JSA were terminated for any reason, it could have a material adverse effect on the business, financial condition and financial performance of Qantas.

5.21 Litigation Risk

Qantas has been served with more than 100 writs in Australia, and a smaller number of writs in New Zealand, the United Kingdom and Ireland alleging that passengers suffered Deep Vein Thrombosis on Qantas long-haul flights. The matters are currently before the courts and it is likely that they will take several years to be finalised through the initial and appeal processes. It can be expected that Qantas will receive further claims. If Qantas is found liable, the potential liability is substantially insured. However, Qantas is, at this stage, unable to quantify the potential business impact.

The builder of the Qantas Melbourne Domestic Terminal has taken action against Qantas in the Federal Court of Australia claiming that it suffered damages as a result of delays and variations to the works both before and during the building process. The liability issue was heard in mid-2001 and judgment has not yet been handed down.

The ACCC has commenced a prosecution against Qantas alleging breach of section 46 of the Trade Practices Act 1974 (TPA) in relation to action taken in response to the entry of Virgin Blue on the Brisbane/Adelaide route. Qantas denies that it breached the TPA and will defend the prosecution. The prosecution will take several years to be finalised through the initial and appeal processes. If Qantas is found to have breached the TPA, Qantas is, at this stage, unable to quantify the potential business impact.

The above summary is not exhaustive and prospective investors should read this Prospectus in its entirety and consult their stockbroker, solicitor, accountant or other professional adviser before deciding whether to apply for New Shares.

6. Taxation Implications



6. Taxation Implications

6.1 Introduction

The following is a general description of the Australian tax consequences for Shareholders in respect of exercising their Entitlement and acquiring and holding the New Shares.

Unless otherwise stated, the following comments assume you are a Qualifying Shareholder or an Institutional Shareholder who is an Australian resident individual for Australian tax purposes who will hold the New Shares on capital account.

If you are not an Australian resident for Australian tax purposes, you should obtain advice in relation to the tax consequences arising under the tax laws of your country of residence.

The Australian Parliament recently passed legislation that effectively rewrote Australia's dividend imputation rules with effect from 1 July 2002.

As at the date of this Prospectus, there are a number of anomalies in Australia's new imputation legislation. Where appropriate, we have indicated these anomalies below. In this respect, there is a general expectation that the Australian Government will address these anomalies through further legislative amendments (with effect from 1 July 2002). The Government has not as yet released the details of such further amendments.

The following comments are based on the law in effect as at the date of this Prospectus and the expected legislative amendments which would be effective from 1 July 2002. They are not intended to be an authoritative or complete statement of the law applicable to the particular circumstances of every Shareholder. Shareholders should obtain independent professional advice in relation to their own particular circumstances before investing.

6.2 Entitlement Offer

There should be no tax consequences to you in respect of you receiving your Entitlement under the Entitlement Offer. There should also be no tax consequences to you if you do not take up your Entitlement under the Entitlement Offer at all.

6.3 Acquiring New Shares

If you exercise your Entitlement and invest in New Shares in Qantas, for capital gains tax purposes you will generally acquire your New Shares on the date that your Application is received by Qantas. This can be no later than the date that the New Shares are allotted to you. No capital gains tax liability will arise upon you exercising your Entitlement or upon you acquiring the New Shares.

For capital gains tax purposes, your cost base in the New Shares should generally be the amount you pay for the New Shares (assuming a proposed legislative amendment is made to correct a technical anomaly in the legislation).

6.4 Holding of New Shares

If you acquire New Shares, you may receive dividends in respect of those New Shares.

Whether you are an Australian tax resident individual, superannuation fund or company, you will generally be required to include in your assessable income both the amount of the dividends you receive and any attached franking credits.

However, you will generally receive a tax offset equal to the amount of the franking credits included in your assessable income. This tax offset may be used to reduce your tax liability on the dividends and other income.

If you are an individual or a superannuation fund, it is expected that you will be entitled to a refund of franking credits to the extent the franking credits attached to your dividends exceed the income tax that would have been payable by you. This was the case in respect of dividends paid in the period to 30 June 2002. However, the entitlement to claim a refund of excess franking credits in these circumstances has not been specifically provided for in the new imputation legislation which took effect from 1 July 2002. There is a general expectation that the legislation will be amended in respect of dividends paid from 1 July 2002 so as to specifically provide for a refund of excess franking credits in these circumstances.

If you are a company, you will not be entitled to a refund of, or entitled to carry forward, excess franking credits arising in a tax year. In addition, if you are a company, a franking credit will generally arise in your franking account equal to the franking credit attached to the dividend you receive.

The availability of franking credits in the period to 30 June 2002 was generally subject to a holding period rule, which broadly required that you hold the shares at risk for a minimum period of 45 days (excluding the dates of acquisition and disposal). If you are an individual or superannuation fund, you may apply a simplified version of the holding period rule.

The new imputation legislation does not clearly incorporate a holding period rule. However, there is a general expectation that the legislation will be amended such that the holding period rule will apply in respect of dividends paid from 1 July 2002.

In the event the dividends are unfranked, or are only partly franked, the unfranked component is included in your assessable income and taxed at your normal rate of tax. No tax offset or credit is available to you on the unfranked component.

6.5 Disposal of New Shares

If you are an individual, trust or complying superannuation fund and have held the New Shares for 12 months or longer at the time of disposal, then the discount capital gain method will normally apply to calculate any capital gain arising from the disposal of the New Shares.

Broadly, the discount capital gain method operates to include only one-half (if you are an individual or trust) or two-thirds (if you are a complying superannuation fund) of the nominal gain (being the capital proceeds less unindexed cost base) in your assessable income. However, the nominal gain must first be reduced by any capital losses available to you.

If, at the time of disposal, you have held the New Shares for less than 12 months, or you are not an individual, trust or complying superannuation fund, then the discount capital gain method is not available to you.

If the discount capital gain method is not available to you, the difference between the capital proceeds and the unindexed cost base (or reduced cost base) of the New Shares will give rise to a capital gain or loss for you, as appropriate.

A capital loss may only be used to offset capital gains derived by you in the same or subsequent year(s) of income. It cannot be offset against ordinary income or carried back to offset net capital gains of earlier income years.

6.6 Holding of New Shares by Non-Australian Residents

If you receive dividends and you are not an Australian tax resident, the dividends will generally be subject to withholding tax in Australia. The rate of withholding tax depends on whether Australia has a double tax treaty with the country in which you are resident.

In the period to 30 June 2002, dividends were not subject to Australian withholding tax to the extent the dividends were franked or paid out of a foreign dividend account. The new imputation legislation which took effect from 1 July 2002 did not specifically provide for an exemption from Australian dividend withholding tax for franked dividends or dividends paid out of a foreign dividend account. However, there is a general expectation that the legislation will be amended to ensure that dividends paid from 1 July 2002 will be exempt from Australian withholding tax to the extent that the dividends are franked or paid out of a foreign dividend account.

6.7 Disposal of New Shares by Non-Australian Residents

If you are not an Australian tax resident, your disposal of the New Shares will generally not have any Australian capital gains tax consequences unless you and your associates beneficially owned at least 10 percent by value of the Shares in Qantas at any time in the five years immediately preceding the disposal.

7. Additional



7.1 Underwriting Agreement

Pursuant to the Underwriting Agreement between Qantas and the Joint Lead Managers dated 21 August 2002, the Joint Lead Managers have severally agreed to each procure subscribers for or to subscribe for itself one third of the number of New Shares at the Issue Price that would raise gross proceeds of $600 million (the "Underwritten Amount") in the Institutional Entitlement Offer. The Underwriting Agreement also provides that the Joint Lead Managers will jointly manage the Offer.

The Underwriting Agreement contains various representations and warranties and imposes various obligations on Qantas, including to ensure that the prospectus for each of the Retail Entitlement Offer and the Institutional Entitlement Offer complies with the Corporations Act and any other applicable laws and to conduct the Offer in accordance with the agreed timetable, ASX Listing Rules, the waiver granted by ASX, the Corporations Act, the prospectus for each of the Retail Entitlement Offer and the Institutional Entitlement Offer and any applicable laws.

The Underwriting Agreement imposes an obligation on Qantas to not (without the prior written consent of each Joint Lead Manager) allot or agree to allot any shares or other securities that are convertible or exchangeable into equity of Qantas (or certain material Subsidiaries) other than pursuant to the Offer, the Underwriting Agreement, either the prospectus for the Retail Entitlement Offer or the Institutional Entitlement Offer, the international offer documents, an employee incentive plan, a dividend reinvestment plan or a bonus share plan, for 90 days after the date of the Underwriting Agreement.

The Joint Lead Managers will receive (in equal proportions) a fee equal to 2% of the Underwritten Amount. In addition, the Joint Lead Managers will receive:

(a) an underwriting fee equal to 2% of the "Institutional Offer Amount" (that is, the number of shares offered and taken up under the Institutional Entitlement Offer multiplied by the Issue Price) in excess of the Underwritten Amount;

(b) an incentive fee equal to the "Agreed Percentage" (that is, a percentage which is dependent upon the Issue Price) of the Institutional Offer Amount; and

(c) a management fee equal to 0.5% of the gross proceeds of the Offer in excess of the Institutional Offer Amount.

Qantas indemnifies each Joint Lead Manager and their related bodies corporate (as defined in the Corporations Act) and their directors, officers, employees and advisers, against all damage, loss, cost, expense or liability directly or indirectly suffered by any of them, arising out of or in connection with the appointment of the Joint Lead Managers pursuant to the Underwriting Agreement. This indemnity is subject to exclusions for liability arising from, amongst other things, fraud, gross negligence, misconduct and breach of the Underwriting Agreement.

A Joint Lead Manager may terminate its obligations under the Underwriting Agreement upon the occurrence of a number of events. The various termination events are:

(a) ASX indicating that it does not intend to grant unconditional approval (or conditional approval, provided such condition would not, in the reasonable opinion of the Joint Lead Managers, have a material adverse effect on the success of the Institutional Entitlement Offer) for official quotation of the New Shares issued pursuant to the Institutional Entitlement Offer;

(b) ASIC issuing an order under section 739(1) of the Corporations Act or an interim order under section 739(3) or ASIC applying for an order under sections 1324B or 1325 in relation to the prospectus relating to the Retail Entitlement Offer or the prospectus relating to the Institutional Entitlement Offer (or certain other offer documents given to investors), or Qantas, and the application not being dismissed or withdrawn;

(c) Qantas failing to lodge the prospectus relating to the Retail Entitlement Offer or the prospectus relating to the Institutional Entitlement Offer with ASIC on or before the date specified in the agreed timetable;

(d) Qantas failing to provide the Joint Lead Managers with an electronic copy of the international offer documents on or before the date specified in the agreed timetable; or

(e) trading in Shares on ASX being suspended for more than three consecutive Business Days, or Shares ceasing to be quoted on ASX,

the following events do not entitle a Joint Lead Manager to terminate its obligations under the Underwriting Agreement unless in the reasonable opinion of the Joint Lead Manager, the event has, or is likely to have, a material adverse effect on the marketing, success or acceptability of the Offer prior to the settlement of the New Shares issued under the Institutional Entitlement Offer or there is a reasonable possibility of material liability for the Joint Lead Manager under the Corporations Act or any other applicable law:

(f) Qantas failing to perform or observe any of its material obligations under the Underwriting Agreement and, following notice to Qantas by a Joint Lead Manager, that failure not being remedied to the satisfaction of the Joint Lead Manager;

(g) any person whose consent to being named in the Prospectus, or to the issue of the prospectus relating to the Retail Entitlement Offer or the prospectus relating to the Institutional Entitlement Offer (or certain other offer documents given to investors), is required by section 716 or 720 of the Corporations Act or otherwise who has previously consented to being named or to the issue of the prospectus relating to the Retail Entitlement Offer or the prospectus relating to the Institutional Entitlement Offer (or other offer documents given to investors) (other than the Joint Lead Manager) withdrawing such consent;

(h) Qantas withdrawing the Prospectus or the international offer documents;

(i) a supplementary prospectus or a replacement prospectus being required to be lodged under section 719 of the Corporations Act;

(j) except as disclosed in the Prospectus (or certain other offer documents given to investors), there is a material adverse change, or development involving a prospective material adverse change, in the condition, financial or otherwise, or on the assets, earnings, business or operations of Qantas together with its related bodies corporate (as defined in the Corporations Act);

(k) the occurrence of any material adverse change in or material disruption to the political or economic conditions or financial markets in Australia, the United Kingdom or the United States of America or any change or development involving a prospective material adverse change in the political, financial or economic conditions of Australia, the United Kingdom or the United States of America;

(l) the occurrence of:
   (i) any aircraft operations related accident during the course of passenger carrying activities, that results in the loss of a jet aircraft hull owned and operated by Qantas; or
   (ii) any act of terrorism that results in substantial damage to a commercial passenger aircraft owned or operated by Qantas or a major airline or substantial damage to a major international airport or an Australian airport;

(m) without the prior written consent of the Joint Lead Managers, which consent will not be unreasonably withheld, Qantas (or certain of its material Subsidiaries) altering its share capital or its constitution;

(n) the introduction into the Parliament of the Commonwealth of Australia or any State or Territory of Australia a law or any new regulation being made under any law, or a government agency adopting a policy, or the announcement on behalf of the Government of the Commonwealth of Australia or any State or Territory of Australia or a government agency that such a law or regulation will be introduced or policy adopted (as the case may be) any of which would or would be likely to prohibit or regulate the Offer, capital issues or stock markets;

(o) the outbreak of hostilities, an escalation of existing hostilities or an act of terrorism occurs or substantial civil or political unrest occurs in any region of the world, whether war has been declared or not, involving in a material way one or more of Australia, the United States of America or the United Kingdom;

(p) a representation or warranty made or given by Qantas under the Underwriting Agreement proving to be untrue or incorrect;

(q) a contravention by Qantas (or certain of its material Subsidiaries) of any provision of its or their constitution, the Corporations Act or any requirement of ASX or any other applicable law; and

(r) the Dow Jones Industrial Average index or the S&P/ASX 200 index falling to a level which is greater than or equal to 10% below the level at which the index closed at the close of business in the United States on 20 August 2002 (and in the case of this event occurring after the close of the bookbuild process occurring as part of the Institutional Entitlement Offer, stays below that level for at least two consecutive business days.

If one Joint Lead Manager terminates its obligations under the Underwriting Agreement, one or both of the remaining Joint Lead Managers may elect to take up the rights and obligations of the Joint Lead Manager under the Underwriting Agreement and if no other Joint Lead Manager so elects, Qantas can terminate the Underwriting Agreement. Qantas can also terminate the Underwriting Agreement if at any time a Joint Lead Manager has a right to terminate because of one of the events described above that does not arise from an action or omission by or within the control of Qantas.

7.2 Reporting and Disclosure Obligations

Qantas is a disclosing entity under section 111AC(1) of the Corporations Act and is therefore subject to regular reporting and disclosure obligations under the Corporations Act and ASX Listing Rules.

These obligations require ASX to be continuously notified of information about specific events and matters as they arise for the purpose of ASX making the information available to the stock market conducted by ASX. In particular, Qantas has an obligation under ASX Listing Rules (subject to certain limited exceptions) to notify ASX immediately of any information concerning Qantas, of which it becomes aware, which a reasonable person would expect to have a material effect on the price or value of its Shares. Qantas is also required to prepare and lodge with ASIC both yearly and half yearly financial statements accompanied by a Directors' statement and report and an audit or review report. All announcements made by Qantas are available

7.3 Availability of Documents Lodged with ASIC

Copies of documents lodged by Qantas with ASIC may be obtained from, or inspected at, an office of ASIC.

7.4 Other Documents

The Qantas Share Registry will provide a free copy of any of the following documents to any person who requests a copy during the application period in relation to this Prospectus:

- the financial statements of Qantas for the year ended 30 June 2001 (being the most recent annual financial report lodged with ASIC by Qantas before the lodgement of this Prospectus with ASIC);
- the financial statements of Qantas for the six months ended 31 December 2001 (being the most recent half yearly financial report lodged with ASIC by Qantas before the lodgement of this Prospectus with ASIC);
- the Full Year Profit Announcement lodged with ASX on 21 August 2002 containing the preliminary final report for Qantas for the year ended 30 June 2002; and
- any other document or financial statement lodged by Qantas with ASIC or ASX under the continuous disclosure reporting requirements in the period after the lodgement of the annual financial report for the year ended 30 June 2001 and before the lodgement of this Prospectus with ASIC.

Documents can be obtained from the Qantas Share Registry by calling 1800 177 747 (within Australia) or +61 2 8280 7390 (within New Zealand) between 8:30am and 5:30pm (AEST) Monday to Friday.

All documents referred to above are separate documents to this Prospectus and are not incorporated by reference in this Prospectus.

7.5 Consents to be Named

None of the parties referred to below has made any statement that is included in this Prospectus or any statement on which a statement made in this Prospectus is based, other than as specified below. Each of these parties, to the maximum extent

permitted by law, expressly disclaims and takes no responsibility for any statements in or omissions from this Prospectus, other than the reference to its name or a statement included in this Prospectus with the consent of that party as specified below:

- Macquarie Equity Capital Markets Limited has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named;
- Salomon Smith Barney Australia Securities Pty Limited has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named;
- UBS Warburg Australia Limited has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named;
- Blake Dawson Waldron has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named;
- KPMG has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named;
- British Airways has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named and specifically consents to the statements in Section 1.5 and Section 5.19; and
- Air New Zealand has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named and specifically consents to the statement in Section 3.4.

7.6 Interests of Advisers

Macquarie Equity Capital Markets Limited has acted as a Joint Lead Manager for the Offer and Underwriter for the Institutional Entitlement Offer and, in respect of the Offer is entitled to receive the fees and commissions described in Section 7.1.

Salomon Smith Barney Australia Securities Pty Limited has acted as a Joint Lead Manager for the Offer and Underwriter for the Institutional Entitlement Offer and, in respect of the Offer is entitled to receive the fees and commissions described in Section 7.1.

UBS Warburg Australia Limited has acted as a Joint Lead Manager for the Offer and Underwriter for the Institutional Entitlement Offer, and in respect of the Offer is entitled to receive the fees and commissions described in Section 7.1.

Blake Dawson Waldron has acted as Australian legal adviser to Qantas and has or will receive professional fees to the date of the Offer of approximately $450,000 for legal work undertaken by it in connection with the Offer, of which approximately $250,000 relates to the Retail Entitlement Offer (including this Prospectus) and approximately $150,000 relates to the Institutional Entitlement Offer.

KPMG has acted as accounting adviser to Qantas and has or will receive professional fees of approximately $137,500 for accounting work undertaken by it in connection with the Entitlement Offer (including this Prospectus).

Except as set out in this Prospectus, no:

- person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus; or
- Joint Lead Manager,

holds at the time of lodgement of this Prospectus with ASIC, or has held in the two years before lodgement of this Prospectus with ASIC, an interest in:

- the formation or promotion of Qantas;
- the Offer; or
- any property acquired or proposed to be acquired by Qantas in connection with its formation or promotion or in connection with the Offer.

Other than as set out in this Prospectus, no one has paid or agreed to pay or given or agreed to give

any benefit to such persons in connection with the formation or promotion of Qantas or the Offer.

7.7 Directors' Interests

Other than as set out in this Prospectus, no Director or proposed Director holds, at the time of lodgement of this Prospectus with ASIC, or has held in the two years before lodgement of this Prospectus with ASIC, an interest in:

- the formation or promotion of Qantas;
- the Offer; or
- any property acquired or proposed to be acquired by Qantas in connection with its formation or promotion or in connection with the Offer.

Other than as set out in this Prospectus, no one has paid or agreed to pay any amount and no one has given or agreed to give any benefit to any Director or proposed Director:

- to induce them to become, or qualify as, a Director; or
- for services provided by them in connection with the formation or promotion of Qantas or the Offer.

The Directors of Qantas have relevant interests in the following securities of Qantas:

	Shares[1]	Options[2]
Margaret Jackson	117,284	–
Geoff Dixon	14,504	2,045,000
Peter Gregg	4,292	838,000
Mike Codd	9,376	–
Trevor Eastwood	11,857	–
Jim Kennedy	1,975	–
Trevor Kennedy	122,750	–
Roger Maynard	–	–
John Schubert	30,975	–
Nick Tait	–	–

NOTE:
1 Includes Shares held directly and indirectly.
2 The options referred to are entitlements granted under employee share schemes.

The non-executive Directors are paid for their services as Directors, remuneration which must not exceed in aggregate a maximum fixed sum, which is approved by Shareholders at a general meeting (and must not be a commission on, or percentage of, profits or operating revenue). The current maximum aggregate amount which Shareholders have approved to be paid as fees to the non-executive Directors is $1.1 million per annum. This amount was approved by Shareholders at the 1999 annual general meeting. The Chairman is paid an annual fee of $280,000 (in addition to superannuation and travel benefits). Non-executive Directors are paid annual base fees of $70,000 each together with committee fees (in addition to superannuation and travel benefits). The remuneration of the executive Directors will be fixed by the Directors and may consist of salary, bonuses or any other elements (but must not be a commission on, or percentage of, profits or operating revenue).

Qantas, to the extent permitted by law, indemnifies every officer of Qantas (and may indemnify any auditor of Qantas) against any liability incurred by the person, in the relevant capacity, to another person unless the liability arises out of conduct involving lack of good faith. Qantas may also make a payment in relation to legal costs incurred by these persons in defending an action for a liability, or resisting or responding to certain legal action.

7.8 ASX Relief

ASX has granted Qantas the following waivers in relation to the Entitlement Offer:

- ASX Listing Rule 7.1 and ASX Listing Rule 10.11 have been waived to permit the Entitlement Offer to proceed without a requirement to obtain Shareholder approval and Qantas to treat any New Shares issued under the Entitlement Offer (including to an underwriter) as shares issued under a "pro-rata issue" or to an underwriter of a pro-rata issue as the case may be;
- the waivers from ASX Listing Rule 7.1 and ASX Listing Rule 10.11 are subject to the following conditions:
  - there is a Record Date for the Entitlement Offer;
  - on or before the Record Date, Shareholders who are believed by the Joint Lead Managers to be exempt investors in accordance with Chapter 6D of the Corporations Act (called "Sophisticated Investors" and "Professional Investors" within the meanings of sections

708(8) and 708(11) respectively of the Corporations Act may be invited by the Joint Lead Managers to participate in a bookbuild process for a number of New Shares at least equal to their pro-rata allocation of the Entitlement Offer;

- New Shares not taken up by Institutional Shareholders are offered to other Institutional Shareholders, exempt investors who are not Shareholders and selected Participating Organisations of ASX in Australia (which, in turn, may grant allocations to their clients) on or before the Record Date;
- Institutional Shareholders who sell down their shareholdings before the Record Date have their pro-rata allocations reduced accordingly;
- all Shareholders, who have not been previously offered participation in the Institutional Entitlement Offer are offered a number of New Shares at least equal to their pro-rata allocation of the Entitlement Offer, unless ASX Listing Rule 7.7.1 would permit Qantas not to include them in the pro-rata offer;
- all Shares offered under the Entitlement Offer are offered at the same price and Entitlement; and
- related parties (as defined in the ASX Listing Rules) may participate provided that they do not participate in excess of their pro-rata Entitlement;

- the waivers set out the arrangements for dealing with shareholdings registered in the name of a nominee. In particular, a nominee Shareholder is treated as a separate holder in respect of Shares held for each of one or more Institutional Shareholders and Shares held for persons other than Institutional Shareholders (and accordingly, may participate in respect of Shares held as nominee for Institutional Shareholders and Retail Entitlement Offers in respect of Shares held as nominee for other persons). Institutional Entitlement Offers will be treated as being made to the nominee and therefore to an Institutional Shareholder for whom it holds, even where made directly to the Institutional Shareholder for whom it holds;
- the waivers also allow Qantas to ignore, subject to any requirements of ASX, for the purposes of determining those entitled to receive Entitlements under the Entitlement Offer, changes in shareholdings which occur after the announcement of the trading halt in Qantas Shares on 20 August 2002 (other than registrations of transactions which were effected through SEATS before the announcement) ("post ex date transactions"). Transactions ignored under this provision are not to be considered in determining Shareholders and shareholdings as at 5:00pm (AEST) on the Record Date, for the purposes of the Offer and references to Shareholders and shareholdings are to be read accordingly; and
- ASX Listing Rule 3.20 has been waived to the extent necessary to permit Qantas to give the market less than seven Business Days notice of the Record Date on condition the Entitlement Offer timetable is acceptable to ASX.

7.9 Consents to Lodgement

Each Director of Qantas has consented to the lodgement with ASIC of this Prospectus and has not withdrawn his or her consent prior to lodgement.

8. Glossary





8. Glossary

The following is a glossary of the terms used in this Prospectus:

$ or **cents**	Australian currency
ACCC	Australian Competition and Consumer Commission
AEST	Australian Eastern Standard Time
Aircraft Operating Costs	Includes aircraft fuel, landing fees, en-route navigation charges, maintenance and overhaul, technical crew, cabin crew and ground handling
Applicant	A person who makes and submits an Application
Application	An application made on the conditions set out in this Prospectus by using an Entitlement Form to apply for a specified number of New Shares
Application Monies	The monies payable on Application, being the product of multiplying the number of New Shares applied for by the Issue Price of $[ ]
ASIC	Australian Securities and Investments Commission
ASKs	Available Seat Kilometres – the total number of seats available for passengers, multiplied by the number of kilometres flown
ASX	Australian Stock Exchange Limited (ABN 98 008 624 691) or the market conducted by it
ASX Listing Rules	The listing rules of ASX
Board	The board of directors of Qantas from time to time
British Airways	British Airways plc and, where the context requires, its wholly-owned subsidiaries
Business Day	Has the same meaning as in the ASX Listing Rules
CHESS	Clearing House Electronic Subregister System
Closing Date	The last day on which Entitlement Forms will be accepted being 5:00pm (AEST) on 27 September 2002 (subject to variation)
Constitution	The constitution of Qantas
Corporations Act	The Corporations Act 2001 of Australia
Director	A director of Qantas
Dividend Reinvestment Plan	The plan under which Shareholders can elect to apply their dividends to pay for additional Shares
EBIT	Earnings before interest and tax
Entitlement	The entitlement of a Qualifying Shareholder or an Institutional Shareholder to [ ] New Share for every [ ] Shares in Qantas held at 5:00pm (AEST) on the Record Date by that Qualifying Shareholder or Institutional Shareholder
Entitlement Form	Each personalised form accompanying this Prospectus upon which an Application for New Shares must be made under the Retail Entitlement Offer
Entitlement Offer	The offer of up to approximately [ ] million New Shares comprising the Retail Entitlement Offer and the Institutional Entitlement Offer
Full Year Profit Announcement	Appendix 4B (preliminary final report) lodged with ASX on 21 August 2002
Half Year Profit Announcement	Appendix 4B (half yearly report) lodged with ASX
Institutional Entitlement Offer	As described in Section 1.2.2

Institutional Shareholder	Each Shareholder who received (directly or through nominees) an Institutional Entitlement Offer (whether or not they accepted that offer)
Issue Price	The price payable for each of the New Shares under the Entitlement Offer, being $[ ]
Joint Lead Managers	Macquarie, Salomon Smith Barney and UBS Warburg
Macquarie	Macquarie Equity Capital Markets Limited (ABN 60 001 374 572)
New Shares	The Shares issued pursuant to the Entitlement Offer
Offer	The Entitlement Offer
Participating Organisation	Has the meaning given in the business rules of ASX
Passenger Yield	Passenger revenue from scheduled operations divided by RPKs
Prospectus	This Prospectus dated [ ] August 2002
Qantas	Qantas Airways Limited (ABN 16 009 661 901) and, where the context requires, its Subsidiaries
Qualifying Shareholders	Shareholders as at 5:00pm (AEST) on the Record Date with registered addresses in Australia and New Zealand, other than Institutional Shareholders (and nominees for such Institutional Shareholders, in respect of Shares held for those Institutional Shareholders) and those acting for the account or benefit of US persons, except to the extent that persons who would otherwise be Shareholders hold Shares pursuant to post ex date transactions and Qantas elects to ignore those transactions in determining Shareholders and shareholdings (in the manner described in Section 7.8)
Record Date	23 August 2002
Retail Entitlement Offer	As described in Section 1.2.1
Revenue Seat Factor	Percentage of total passenger capacity actually utilised by paying passengers
RPKs	Revenue Passenger Kilometres – the number of paying passengers carried, multiplied by the number of kilometres flown
Salomon Smith Barney	Salomon Smith Barney Australia Securities Pty Limited (ABN 64 003 114 832)
Section	Refers to a section in this Prospectus
Share	A fully paid ordinary share in Qantas
Shareholders	The persons registered in the register of shareholders as the holders of the Shares from time to time
Subsidiary	Has the meaning given in the Corporations Act
TPA	Trade Practices Act 1974
UBS Warburg	UBS Warburg Australia Limited (ABN 40 008 582 705)
Underwriting Agreement	The underwriting agreement dated 21 August 2002 between Qantas and the Joint Lead Managers for the underwritten component of the Entitlement Offer
US person	Has the meaning provided in Regulation S under the US Securities Act
US Securities Act	The United States Securities Act of 1933, as amended

Corporate Directory

QANTAS AIRWAYS LIMITED
Registered Office
Qantas Centre
Level 9, Building A
203 Coward Street
Mascot NSW 2020

Telephone: +61 2 9691 3636
Facsimile: +61 2 9691 3339

JOINT LEAD MANAGERS
Macquarie Equity Capital Markets Limited
1 Martin Place
Sydney NSW 2000

Salomon Smith Barney Australia Securities Pty Limited
Citigroup Centre
2 Park Street
Sydney NSW 2000

UBS Warburg Australia Limited
Level 25, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

STATUTORY AUDITOR AND ACCOUNTING ADVISER TO QANTAS
KPMG
The KPMG Centre
45 Clarence Street
Sydney NSW 2000

AUSTRALIAN LEGAL ADVISER TO QANTAS
Blake Dawson Waldron
Level 41, Grosvenor Place
225 George Street
Sydney NSW 2000

QANTAS SHARE REGISTRY
Level 8
580 George Street
Sydney NSW 2000

Freecall: 1800 177 747
International: +61 2 8280 7390

General Counsel
Brett Johnson



LODGED 3RD

21 August 2002

The Manager
Companies Announcements Office
Australian Stock Exchange Limited
Level 5
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Institutional Offering Memorandum

I refer to our announcements earlier today.

In accordance with ASX Listing Rules 3.10.5 and 15.2.1, I enclose the Institutional Offering Memorandum lodged with the Australian Securities and Investments Commission.

Yours faithfully

Brett Johnson
General Counsel

SYD. ASX 21AUG'02 9:18

QANTAS AIRWAYS LIMITED

ABN 16 009 661 901

PROSPECTUS FOR INSTITUTIONAL ENTITLEMENT OFFER

Joint Lead Managers and Underwriters


MACQUARIE

SALOMON SMITH BARNEY
A member of citigroup


UBS Warburg

Important Information

This Prospectus is dated 21 August 2002 and was lodged with ASIC on that date.

ASIC and ASX take no responsibility for the contents of this Prospectus.

No New Shares will be issued on the basis of this Prospectus later than three months after the date of this Prospectus.

Qantas will apply within seven days after the date of this Prospectus for the grant by ASX of official quotation of the New Shares to be issued under this Prospectus.

No person is authorised to give any information or to make any representation in connection with the Institutional Entitlement Offer, which is not contained in this Prospectus. Any information or representation not contained in this Prospectus may not be relied on as having been authorised by Qantas in connection with the Institutional Entitlement Offer.

This Prospectus does not constitute an offer of, or an invitation to subscribe for, any of the New Shares in any place in which, or to any person to whom, it would be unlawful to make such an offer or invitation.

No action has been taken to register or qualify the New Shares being offered under the Institutional Entitlement Offer or otherwise permit a public offering of the New Shares in any jurisdiction outside Australia and New Zealand.

The Entitlement Offer is being made in New Zealand in accordance with the applicable provisions of the Securities Act 1978 (NZ) and the Securities Act (Overseas Companies) Exemption Notice 1997 (NZ), by virtue of which this Prospectus is not required to be registered in New Zealand.

This Prospectus may not be distributed in the United States and elsewhere outside Australia and New Zealand unless it is attached to, or constitutes part of, an offering memorandum that describes selling restrictions applicable in the United States and other jurisdictions outside Australia and New Zealand.

The New Shares have not been and will not be registered under the US Securities Act and may not be offered or sold in the United States or to, or for the account or benefit of, US persons except pursuant to transactions exempt from, or not subject to, the registration requirements of the US Securities Act and applicable US state securities laws. Any offer, sale or resale of New Shares in the United States by a dealer (whether or not participating in the Entitlement Offer) may violate the registration requirements of the US Securities Act if made prior to 40 days after the date on which New Shares are issued under the Entitlement Offer or if such New Shares were purchased by a dealer under the Entitlement Offer.

In preparing this Prospectus, Qantas did not take into account the investment objectives, financial situation or particular needs of any particular person and before making an investment decision on the basis of this Prospectus, you need to consider, with or without the assistance of a securities adviser, whether the Institutional Entitlement Offer, including the terms and conditions of the Institutional Entitlement Offer and the merits and risks involved, is appropriate in light of your particular investment needs, objectives and financial circumstances.

This document is important and should be read in its entirety. If you are in doubt as to the course you should follow, you should consult your stockbroker, solicitor, accountant or other professional adviser.

All financial amounts shown in this Prospectus are expressed in Australian dollars unless otherwise stated.

Lodged Document

A draft of the prospectus substantially in the form that Qantas proposes to lodge in relation to the Retail Entitlement Offer (the "**Lodged Document**") has been lodged with ASIC. Before lodging that document as a prospectus Qantas will complete certain sections (including those relating to the Issue Price, the size of the Entitlement Offer and the effect of the Entitlement Offer on Qantas) that are not finalised in the Lodged Document. Certain parts of the Lodged Document are taken to be included in this Prospectus in accordance with section 712 of the Corporations Act. If you consider that the information in the Lodged Document that is incorporated into this Prospectus might assist you in making your decision you may obtain a copy free of charge from one of the Joint Lead Managers or from Qantas. A copy of the Lodged Document accompanies this Prospectus.

Definitions and Glossary

Certain key terms and abbreviations used in this Prospectus have defined meanings which are explained in Section 3 of this Prospectus. Other key terms and abbreviations have the defined meanings which are explained in section 8 of the Lodged Document, parts of which are incorporated into this Prospectus as explained in Section 2.

Questions relating to the Institutional Entitlement Offer can be directed to the Joint Lead Managers, your stockbroker or other financial adviser.

SUMMARY OF KEY INVESTMENT ASPECTS

New Share Issue Price	The price, determined by Qantas, after consultation with the Joint Lead Managers, on the basis of bids received in the Bookbuild. The Issue Price will be at least the Underwritten Price.
Basis for determining Institutional Shareholder Entitlement Number of New Shares to be issued under the Institutional Entitlement Offer Amount to be raised under the Institutional Entitlement Offer	To be notified to participants in the Bookbuild by the Joint Lead Managers. The amount to be raised will be at least the Underwritten Amount (the terms of the Underwriting Agreement are summarised in section 7.1 of the Lodged Document which is incorporated in this Prospectus as described in Section 2).

Qantas reserves the right to withdraw or vary the size of the Entitlement Offer and the basis on which Entitlements are determined without prior notice.

INDICATIVE KEY DATES FOR INSTITUTIONAL ENTITLEMENT OFFER

Record Date to determine Entitlement to New Shares	5:00 pm on 23 August 2002
Opening date for Institutional Entitlement Offer (Bookbuild open date)	21 August 2002
Closing date for Institutional Entitlement Offer (Bookbuild close date)	As notified by the Joint Lead Managers
Expected date of settlement (on a DvP basis) of New Shares issued under the Institutional Entitlement Offer	5 September 2002
Expected date of quotation of New Shares under the Institutional Entitlement Offer	9 September 2002

All dates and times referred to are AEST.

These dates are subject to change and are indicative only. Qantas reserves the right to amend this indicative timetable with approval from the Joint Lead Managers.

HOW TO APPLY UNDER THE INSTITUTIONAL ENTITLEMENT OFFER

The Joint Lead Managers will provide Institutional Shareholders and other participants in the Bookbuild with information on how to apply for and confirm any allocation of New Shares under the Institutional Entitlement Offer including eligibility to participate in the Institutional Entitlement Offer and the time by which bids into the Bookbuild must be made. In order to participate in the Institutional Entitlement Offer, participants in the Bookbuild must comply with the directions of the Joint Lead Managers, including as to the form of any document to be used by a participant to confirm acceptance of an allocation of New Shares.

OVERVIEW OF THE INSTITUTIONAL ENTITLEMENT OFFER

Section 1

Purpose of the Entitlement Offer

The proceeds of the Entitlement Offer, after deducting associated costs, will be used by Qantas to support its capital expenditure program and help fund potential investment opportunities that may arise. Further details are set out in those parts of section 3 of the Lodged Document which are incorporated into this Prospectus as explained in Section 2.

Structure of the Entitlement Offer

The Entitlement Offer is structured as:

- the Institutional Entitlement Offer; and
- the Retail Entitlement Offer.

This Prospectus relates to the Institutional Entitlement Offer.

Conduct of the Institutional Entitlement Offer

The Institutional Entitlement Offer will be conducted through the Bookbuild. The Bookbuild is expected to take place from 21 August to 23 August 2002. However, these dates are subject to change and final dates and eligibility to participate will be notified by the Joint Lead Managers to Institutional Shareholders and other participants in the Bookbuild.

The number of New Shares that will be offered under the Institutional Entitlement Offer will be notified to Institutional Shareholders and other participants in the Bookbuild by the Joint Lead Managers. The number of New Shares issued under the Institutional Entitlement Offer will be at least the number determined by dividing the Underwritten Amount by the Issue Price.

Eligibility to participate in the Institutional Entitlement Offer

The Institutional Entitlement Offer is open to persons who are invited by the Joint Lead Managers to participate in the Bookbuild and who are also Shareholders who are believed by the Joint Lead Managers to be exempt investors in accordance with Chapter 6D of the Corporations Act (called "Sophisticated Investors" and "Professional Investors" within the meaning of sections 708(8) and 708(11) respectively of the Corporations Act) (each an "**Institutional Shareholder**").

To the extent that Institutional Shareholders do not take up their Entitlements and Qantas (through the Joint Lead Managers) determines, offers of New Shares may also be made by Qantas during the Bookbuild, to:

- other Institutional Shareholders wishing to subscribe for more than their Entitlement;
- other exempt investors in accordance with Chapter 6D of the Corporations Act; and
- selected Participating Organisations of ASX in Australia (which, in turn, may grant allocations to their clients).

In New Zealand the only persons other than Institutional Shareholders to whom the New Shares may be offered must be persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money within the meaning of section 3(2)(a)(ii) of the Securities Act 1978 (NZ).

Determination of the Issue Price

The Issue Price will be the price determined by Qantas, after consultation with the Joint Lead Managers, on the basis of bids received in the Bookbuild.

The Issue Price will be at least the Underwritten Price.

The Issue Price may not necessarily be the highest price at which bids are submitted during the Bookbuild.

The Issue Price is expected to be announced on 23 August 2002 and will be identical for the Institutional Entitlement Offer and the Retail Entitlement Offer.

Basis for determining Entitlements

The basis for determining Entitlements of Institutional Shareholders will be notified by the Joint Lead Managers to each Institutional Shareholder participating in the Bookbuild.

Entitlement is based on shareholding at the Record Date

An allocation of New Shares to an Institutional Shareholder as notified by the Joint Lead Managers is subject to scaleback if an Institutional Shareholder sells down its shareholding before the Record Date.

Issue of New Shares under the Institutional Entitlement Offer

It is expected that delivery of the New Shares to be issued under the Institutional Entitlement Offer will be made in book entry form through the facilities of CHESS against payment in immediately available funds in Sydney, Australia, on or about 5 September 2002.

Ranking of New Shares

New Shares issued pursuant to this Prospectus will rank equally in all respects with existing Shares. As the New Shares will be issued after the record date for the final dividend for the year ended 30 June 2002, the New Shares will not be entitled to receive the final dividend declared in respect of profits for the year ended 30 June 2002. The rights and liabilities attaching to the New Shares arise from a combination of the constitution of Qantas, statute and general law. The constitution of Qantas can be inspected at the registered office of Qantas during normal business hours.

Listing

Subject to ASX agreeing to official quotation of New Shares, it is expected that trading on ASX of New Shares issued under the Institutional Entitlement Offer will commence on 9 September 2002.

It is the responsibility of each successful participant in the Institutional Entitlement Offer to confirm their holding before trading in New Shares. Successful participants who sell New Shares before they receive their holding statements will do so at their own risk. Qantas and the Joint Lead Managers disclaim all liability, in tort (including negligence), statute or otherwise, to any person who trades New Shares before receiving their holding statement, whether on the basis of a confirmation of allocation provided by Qantas, the Qantas Share Registry, the Joint Lead Managers or otherwise.

Underwriting

The Joint Lead Managers have underwritten the Entitlement Offer to a total of $600 million. The terms of the Underwriting Agreement are summarised in section 7.1 of the Lodged Document which is incorporated into this Prospectus as explained in Section 2.

Nominees

The Institutional Entitlement Offer will be made on or prior to the Record Date, pursuant to a waiver of ASX Listing Rule 7.1, which is explained in section 7.8 of the Lodged Document. section 7.8 of the Lodged Document is incorporated into this Prospectus as explained in Section 2. The waiver sets out, amongst other things, the arrangements for dealing with shareholdings registered in the names of nominees. In particular, a nominee shareholder is treated as a separate Shareholder in respect of Shares held for each of one or more Institutional Shareholders and shares held for persons other than Institutional Shareholders (and accordingly, may receive both Institutional Entitlement Offers in respect of Shares held as nominee for Institutional Shareholders and offers under the Retail Entitlement Offer in respect of Shares held as nominee for other persons). Institutional Entitlement Offers will be treated as being made to the nominee, and therefore to an Institutional Shareholder for whom it holds, even where made directly to the Institutional Shareholder for whom the nominee holds.

Entitlements

Entitlements under the Institutional Entitlement Offer are non-renounceable (which means they cannot be transferred or on-sold) and are based on shareholdings as at 5:00pm (AEST) on the Record Date.

Qantas may, subject to any requirements of ASX, ignore for the purpose of determining Entitlements (both under the Institutional Entitlement Offer and the Retail Entitlement Offer) changes in shareholdings which occur after the announcement of the trading halt in Shares on 20 August 2002 (other than registration of transactions which were effected through SEATS before the announcement) (post ex date transactions). Transactions ignored under this provision are not to be considered in determining Shareholders and shareholdings as at 5:00 pm (AEST) on the Record Date and references to Shareholders and shareholdings are to be read accordingly.

Therefore, if you have acquired Shares in a post ex date transaction you will not be entitled to receive an Entitlement on those Shares.

CHESS

The New Shares will participate from the date of allotment in CHESS, which is operated by a Subsidiary of ASX. They must be held in uncertificated form (that is, no share certificate will be issued) on either the CHESS subregister under sponsorship of a broker or on the issuer-sponsored subregister.

Arrangements can be made at any subsequent time to convert your holding from the issuer-sponsored subregister to the CHESS subregister under sponsorship of a broker or vice versa by contacting the Qantas Share Registry and/or your broker.

Retail Entitlement Offer

Qantas intends to make a separate Retail Entitlement Offer open to Qualifying Shareholders who have not received an offer under the Institutional Entitlement Offer. The Issue Price and the pro-rata entitlement of Qualifying Shareholders under any Retail Entitlement Offer to subscribe for New Shares will be the same as those determined under the Bookbuild for Institutional Shareholders. The Retail Entitlement Offer is not made under this Prospectus.

The Retail Entitlement Offer will not constitute an offer or invitation to:

- any Institutional Shareholder who receives an Institutional Entitlement Offer in respect of their Shares as at 5.00pm (AEST) on the Record Date (whether or not they accepted that offer); or
- a nominee for any such Institutional Shareholder, in respect of Shares held for that Institutional Shareholder.

ADDITIONAL INFORMATION

Section 2

Incorporation by Reference

This Prospectus incorporates by reference certain parts of the Lodged Document. Those parts of the Lodged Document are taken to be included in this Prospectus in accordance with section 712 of the Corporations Act.

The parts of the Lodged Document taken to be included in this Prospectus are sections:

1.4.3	Overseas Shareholders
1.4.4	Qantas Sale Act 1992 – foreign ownership restrictions
1.4.6	Taxation considerations
1.5	British Airways (except for the last sentence)
2	Overview of Qantas
3	Use of Proceeds (except for 3.1 Overview)
4	Financial Information
5	Risk factors
6	Taxation implications
7	Additional information
8	Glossary (in relation only to terms or abbreviations used in this Prospectus that are not defined in Section 3 of this Prospectus)

A copy of the Lodged Document accompanies this Prospectus and Qantas will provide, free of charge, a copy of the Lodged Document to anyone who asks for it during the application period of this Prospectus.

The following is an overview of the material additional information contained in the parts of the Lodged Document that have not been set out in full in this Prospectus:

- details in relation to which jurisdictions this Prospectus constitutes a public offering and restrictions on the distribution of this Prospectus in those jurisdictions in which a public offering is not made (section 1.4.3 of the Lodged Document);
- details in relation to the foreign ownership restrictions contained in the Qantas Sale Act 1992 (section 1.4.4 of the Lodged Document);
- information on taxation considerations relating to investors (sections 1.4.6 and 6 of the Lodged Document);
- details in relation to the ownership of Shares by British Airways and a discussion of British Airways' intentions in respect of the Entitlement Offer (section 1.5 (except the last sentence) of the Lodged Document);

- detailed information in respect of the business of Qantas including its strategy and business profile and details in respect of the Qantas Board and senior management (section 2 of the Lodged Document);
- information in respect of the proposed use of proceeds by Qantas from the Entitlement Offer (section 3 (except section 3.1) of the Lodged Document);
- details in respect of historical financial information of Qantas, its outlook and dividend policy (section 4 of the Lodged Document);
- details relating to the risks associated with an investment in New Shares (section 5 of the Lodged Document);
- a summary of the key terms of the Underwriting Agreement entered into between Qantas and the Joint Lead Managers (section 7.1 of the Lodged Document);
- details in relation to the reporting obligations and the availability of documents lodged with ASIC (sections 7.2, 7.3 and 7.4 of the Lodged Document);
- a description of consents obtained from experts and other persons named in this Prospectus (section 7.5 of the Lodged Document);
- a description of the interests of advisers to Qantas in the Offer and in the formation and promotion of Qantas (section 7.6 of the Lodged Document);
- a description of the interests of Directors of Qantas in the Offer and in the formation and promotion of Qantas (section 7.7 of the Lodged Document);
- details in relation to waivers received from ASX (section 7.8 of the Lodged Document);
- a description of the consents of the Directors of Qantas to the lodgement of this Prospectus with ASIC (section 7.9 of the Lodged Document); and
- a glossary of the terms used in this Prospectus (section 8 of the Lodged Document (in relation only to those terms or abbreviations used in this Prospectus and not defined in Section 3 of this Prospectus)).

Timetable

Indicative key dates for the Institutional Entitlement Offer are set out at the front of this Prospectus but actual dates will be notified by the Joint Lead Managers.

Consents to Lodgement

Each Director has consented to the lodgement with ASIC of this Prospectus and has not withdrawn his or her consent prior to lodgement. Other consents are described in section 7.5 of the Lodged Document which is incorporated in this Prospectus as explained in Section 2. Each person named in section 7.5 of the Lodged Document has consented to be named in this Prospectus in the form and context in which it is named.

GLOSSARY

Section 3

Certain key terms and abbreviations used in this Prospectus have defined meanings which are explained below. If a term or abbreviation used in this Prospectus is not defined below it has the defined meaning explained in section 8 of the Lodged Document.

Bookbuild — The bookbuild process conducted by the Joint Lead Managers as part of the Institutional Entitlement Offer. Except to the extent Qantas otherwise determines, *under the bookbuild, participants:*

(a) who are Institutional Shareholders will be offered their pro-rata Entitlements and asked to indicate the price(s), (and if they wish, indicate different prices), at which they would take up their Entitlement or nominated numbers of New Shares which could be more or less than their Entitlement; and

(b) who are not Institutional Shareholders will be asked to bid for New Shares and asked to indicate the price(s), (and if they wish, indicate different prices), at which they would take up those nominated numbers of New Shares

Entitlement — The entitlement of an Institutional Shareholder to subscribe for a specified number of New Shares as against a specified number of Shares held at 5:00 pm (AEST) on the Record Date by that Institutional Shareholder, which ratio is notified to Institutional Shareholders by the Joint Lead Managers

Entitlement Offer — The offer of New Shares comprising the Institutional Entitlement Offer under this Prospectus and the proposed Retail Entitlement Offer

Institutional Entitlement Offer — The offer of New Shares described in Section 1 of this Prospectus

Institutional Shareholder — Has the meaning given in Section 1 of this Prospectus

Issue Price — The price per New Share issued under the Institutional Entitlement Offer being the price determined by Qantas, after consultation with the Joint Lead Managers, on the basis of bids received in the Bookbuild

Lodged Document — The document lodged with ASIC on 21 August 2002 pursuant to section 712 of the Corporations Act, parts of which are incorporated by reference into this Prospectus as described in Section 2

Prospectus — This prospectus dated 21 August 2002

Record Date — 23 August 2002

Retail Entitlement Offer — The proposed offer by Qantas described in Section 1 of this Prospectus under "Retail Entitlement Offer"

Underwritten Amount — $600 million

Underwritten Price — $4.10 per New Share

Corporate Directory

QANTAS AIRWAYS LIMITED
Registered Office
Qantas Centre
Level 9, Building A
203 Coward Street
Mascot NSW 2020

Telephone: +61 2 9691 3636
Facsimile: +61 2 9691 3339

JOINT LEAD MANAGERS AND UNDERWRITERS

Macquarie Equity Capital
Markets Limited
1 Martin Place
Sydney NSW 2000

Salomon Smith Barney Australia
Securities Pty Limited
Citigroup Centre
2 Park Street
Sydney NSW 2000

UBS Warburg Australia Limited
Level 25, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

ACCOUNTING ADVISER TO QANTAS
KPMG
The KPMG Centre
45 Clarence Street
Sydney NSW 2000

AUSTRALIAN LEGAL ADVISER TO QANTAS
Blake Dawson Waldron
Level 41, Grosvenor Place
225 George Street
Sydney NSW 2000

QANTAS SHARE REGISTRY
Level 8
580 George Street
Sydney NSW 2000

Freecall: 1800 177 747
International: +61 2 8280 7390

Presentation to Investors

Entitlement Offer and 2001/02 Final Results

21 August 2002

- This presentation has been prepared for use in Australia and may not be released in the United States. This presentation does not constitute an offer of securities for sale in any jurisdiction, including the United States, and any securities described in this presentation may not be offered or sold in the United States absent registration under the US Securities Act of 1933 or an exemption from registration

Overview

- Financial results in context
- Summary of entitlement offer
- Use of proceeds
- Capital management
- Analysis of financial results
- Outlook

Financial Results in Context

- A year of two halves:
  - First half result impacted by slowing global economy and events of September 11, offset by a more rational domestic environment
  - Second half result reflected a recovering international environment

Summary of Entitlement Offer

- Non-renounceable entitlement offer to raise up to $800 million of ordinary equity:
  - Offer to institutional shareholders via a global bookbuild
  - Followed by an offer to retail shareholders

Use of Proceeds

- To help fund investment in:
  - new, more efficient aircraft
  - inflight product
  - terminals and airport infrastructure
  - other potential investment opportunities

Use of Proceeds

- Announced aircraft orders:
  - 13 A330 aircraft for delivery between December 2002 and 2005
  - 6 B747-400ER aircraft for delivery between November 2002 and 2003;
  - 12 A380 aircraft for delivery between 2006 and 2011
  - 4 B737-800 aircraft for delivery by July 2003

Use of Proceeds

- Benefits associated with new fleet deliveries:
  - Facilitates retirement of older fleet types
  - Provides seat capacity growth of approximately 16 percent
  - Delivers lower aircraft operating costs per ASK

Use of Proceeds

- Other potential investment opportunities:
  - Possible minority equity interest in Air New Zealand
  - Other trans-Tasman opportunities
  - Further expansion of Australian Airlines

Capital Management

- Ongoing commitment to preserve balance sheet strength and flexibility
  - Retain investment grade credit rating
  - Target book gearing (including off balance sheet debt) of between 50 and 60 percent
- Entitlement offer is a key element of this strategy

Future Funding Requirements

- Offer should provide sufficient equity to fund, in conjunction with other funding sources:
  - planned capital expenditure requirements
  - any minority equity investment in Air New Zealand

until at least 30 June 2004

Highlights - Full Year Results

		12 months to Jun 2002	12 months to Jun 2001	% increase/ (decrease)
Sales and operating revenue	$m	**11,322.6**	**10,188.2**	**11.1**
Expenditure	$m	**(10,643.3)**	**(9,492.4)**	**12.1**
EBIT	$m	**679.3**	**695.8**	**(2.4)**
Net interest	$m	**(48.3)**	**(98.7)**	**(51.1)**
Profit before tax	$m	**631.0**	**597.1**	**5.7**
Profit after tax	$m	**429.3**	**419.7**	**2.3**
Individually significant items after tax	$m	**(6.2)**	**124.5**	**n/a**
Earnings per share	¢	**29.1**	**33.0**	**(11.8)**

Sales and Operating Revenue

	12 months to Jun 2002	12 months to Jun 2001	% increase/ (decrease)
Net passenger revenue	**9,027.5**	**7,941.8**	**13.7**
Freight revenue	**563.6**	**596.3**	**(5.5)**
Tours and travel revenue	**674.4**	**604.3**	**11.6**
Contract work revenue	**479.1**	**457.3**	**4.8**
Other sources	**578.0**	**588.5**	**(1.8)**
Sales and operating revenue	**11,322.6**	**10,188.2**	**11.1**

Variances above include foreign exchange. Refer to appendices for variances excluding exchange

Expenditure

	12 months to Jun 2002	12 months to Jun 2001	% increase/ (decrease)
Manpower and staff related	**2,689.2**	**2,549.9**	**5.5**
Sales and marketing	**1,158.7**	**1,141.6**	**1.5**
Variable aircraft operating	**2,200.9**	**2,023.0**	**8.8**
Fuel and oil	**1,570.0**	**1,329.8**	**18.1**
Property	**264.3**	**246.9**	**7.0**
Computer and communications	**408.4**	**365.0**	**11.9**
Depreciation and amortisation	**693.5**	**706.7**	**(1.9)**

Variances above include foreign exchange. Refer to appendices for variances excluding exchange

Expenditure

	12 months to Jun 2002	12 months to Jun 2001	% increase/ (decrease)
Non-cancellable operating lease rentals	**255.7**	**181.8**	**40.6**
Tours and travel	**584.4**	**525.7**	**11.2**
Capacity hire	**499.9**	**220.2**	**127.0**
Other sources	**354.4**	**201.8**	**75.6**
Share of net profit of associates	**(36.1)**	**-**	**n/a**
Expenditure	**10,643.3**	**9,492.4**	**12.1**

Variances above include foreign exchange. Refer to appendices for variances excluding exchange

Balance Sheet and Cashflow

		Jun 2002	Jun 2001	% increase (decrease)
Capital expenditure	$m	**2,463.4**	**995.5**	**147.5**
Operating cashflow	$m	**1,143.3**	**1,100.7**	**3.9**
Net debt *	$m	**3,903.8**	**3,464.3**	**12.7**
Total equity **	$m	**4,038.9**	**3,046.4**	**32.6**
Leverage *	%	**49**	**53**	**(4) pts**
Interest cover ***	times	**5.8**	**4.1**	**41.5**

*** Includes off balance sheet debt and revenue hedge receivables**
**** Adjusted for capitalisation of non-cancellable operating leases**
***** Calculated as EBIT divided by gross interest expense**

International



$m
500
400
300
200
100
0
(100)
$458.7m
$202.8m
1H
$(15.5)m
2000/01
2001/02

- EBIT down by 55.8% to $202.8m, or 29.9% of Group EBIT
- Seat factor up 2.9% pts to 78.2%
- Yield excluding exchange decreased by 0.2%

Domestic



$m
300
250
200
150
100
50
0
$127.4m
2H
$9.3m
1H
$118.1m
$298.2m
2H
$118.1m
1H
$180.1m
2000/01
2001/02

- EBIT up by 134.1% to $298.2m, or 43.9% of Group EBIT
- Seat factor up 0.4% pts to 79.5%
- Yield excluding exchange increased by 6.7%

Subsidiaries



$m
200
180
160
140
120
100
80
60
40
20
0
$109.7m
2H
$43.2m
1H
$66.5m
$178.3m
2H
$72.4m
1H
$105.9m
2000/01
2001/02

- EBIT up by 62.5% to $178.3m, or 26.2% of Group EBIT
- Reflects improved results for all subsidiaries, notably QantasLink and Qantas Flight Catering

Sustainable Cost Program

- Increased efficiency through redesign of processes
- Facilitated by:
  - Market segmentation
  - eQ
  - Removal of outdated work practices

Outlook

- We will continue to seek cost efficiencies, structural changes and actively manage our operations with a view to improving profitability
- The recovery from unsustainable domestic discounting and the events of September 11 has continued in the first month of the year ending 30 June 2003
- Qantas expects the recovery trend to continue, however there are a number of factors which could impact future results

Presentation to Investors

Entitlement Offer and 2001/02 Final Results

21 August 2002

Appendices – Entitlement Offer

Summary of Entitlement Offer

- Institutional entitlement offer of approximately $600 million
- Retail entitlement offer of approximately $200 million
- Underwritten to $600 million

Institutional Offer

- Conducted via a two day global bookbuild process
- Priority given to existing shareholders for their pro-rata share of the entitlement offer
- Any entitlement not taken up by a shareholder will be offered to other holders in excess of their entitlement or to new investors

British Airways' Intentions

- British Airways, which beneficially owns approximately 21.3 percent of Qantas' issued share capital, has elected not to subscribe for any of its entitlement under the entitlement offer

- British Airways has stated that as at the date of the Prospectus, it has no intention to dispose of its shareholding and further that its shareholding in Qantas currently continues to form an important investment

Institutional Offer Timetable

- Book opens
  - 12.00pm Wednesday, 21 August
- Final book close for Australian and Asian-based investors
  - 6.00pm Thursday, 22 August
- Allocations advised pre-trading
  - Friday, 23 August
- Settlement T + 9
  - Delivery versus Payment through CHESS on Thursday, 5 September
- Quotation of new shares
  - Monday, 9 September

Retail Offer

- Offer to existing shareholdres for their pro-rata share of entitlement offer
- Same price and pro-rata ratio as for institutional offer
- No general public offer
- Anticipated lodgement date for prospectus
  - Friday, 23 August

Appendices – 2001/02 Full Year Results

Highlights - First Half Results

		6 months to Dec 2001	6 months to Dec 2000	% increase/ (decrease)
Sales and operating revenue	$m	**5,664.6**	**5,098.9**	**11.1**
Expenditure	$m	**(5,394.1)**	**(4,628.4)**	**16.5**
EBIT	$m	**270.5**	**470.5**	**(42.5)**
Net interest	$m	**(39.2)**	**(54.1)**	**(27.5)**
Profit before tax	$m	**231.3**	**416.4**	**(44.5)**
Profit after tax	$m	**156.1**	**264.4**	**(41.0)**
Individually significant items after tax	$m	**0.1**	**35.0**	**n/a**
Earnings per share	¢	**11.1**	**21.5**	**(48.4)**

Highlights - Second Half Results

		6 months to Jun 2002	6 months to Jun 2001	% increase/ (decrease)
Sales and operating revenue	$m	**5,658.0**	**5,089.3**	**11.2**
Expenditure	$m	**(5,249.2)**	**(4,864.0)**	**7.9**
EBIT	$m	**408.8**	**225.3**	**81.4**
Net interest	$m	**(9.1)**	**(44.6)**	**(79.6)**
Profit before tax	$m	**399.7**	**180.7**	**121.2**
Profit after tax	$m	**273.2**	**155.3**	**75.9**
Individually significant items after tax	$m	**(6.3)**	**89.5**	**n/a**
Earnings per share	¢	**17.6**	**11.8**	**49.2**

Individually Significant Items

	Before tax $m	After tax $m
Year ended 30 June 2002:		
Sale of remaining investment in EQUANT	**31.2**	**22.9**
Provision for redundancies	**(41.5)**	**(29.1)**
Net effect of individually significant items	**(10.3)**	**(6.2)**
Year ended 30 June 2001:		
Net effect of individually significant items	**127.3**	**124.5**

Full Year Variances to Prior Year
(excluding exchange)

	Increase/(decrease) %
Sales and operating revenue:	**10.8**
Net passenger revenue	**13.4**
Net freight revenue	**(6.0)**
Tours and travel revenue	**12.6**
Contract work revenue	**4.7**
Revenue from other sources	**(3.9)**
Group yield per RPK	**6.5**

Full Year Variances to Prior Year
(excluding exchange)

	Increase/(decrease) %
Expenditure:	**11.2**
Manpower and staff related	**5.4**
Sales and marketing	**1.5**
Variable aircraft operating	**7.3**
Fuel and oil	**15.8**
Property	**6.8**
Computer and communications	**10.6**

Full Year Variances to Prior Year
(excluding exchange)

	Increase/(decrease) %
Depreciation and amortisation	**(1.9)**
Non-cancellable operating leases	**37.8**
Tours and travel	**11.3**
Capacity hire	**127.5**
Other sources	**74.7**
Share of net profit of associates	**n/a**
Group cost per ASK	**9.8**

EBIT Performance



$m
1,000
900
800
700
600
500
400
300
200
100
0
1999/2000
2000/01
2001/02
International *
Domestic *
Subsidiaries

* The international and domestic EBIT contributions for 1999/2000 have been adjusted to reflect a proportion of the EQUANT gain recognised as abnormal in that year

Qantas Holidays



$m
50
40
30
20
10
0
$33.5m
2H
$17.5m
1H
$16.0m
$42.4m
2H
$25.5m
1H
$16.9m
2000/01
2001/02

- EBIT up by 26.6% to $42.4m, or 6.2% of Group EBIT
- Predominantly reflects improved results in Australian operations

QantasLink



$m
45
40
35
30
25
20
15
10
5
0
$6.4m
2H
$0.3m
1H
$6.1m
$42.5m
2H
$21.3m
1H
$21.2m
2000/01
2001/02

- EBIT up to $42.5m, or 6.3% of Group EBIT
- Seat factor up 1.8% pts to 70.7%
- Yield excluding exchange increased by 12.8%

Qantas Flight Catering



$m
70
60
50
40
30
20
10
0
$54.3m
2H
$24.0m
1H
$30.3m
$69.6m
2H
$31.6m
1H
$38.0m
2000/01
2001/02

- EBIT up by 28.2% to $69.6m, or 10.2% of Group EBIT
- Reflects:
  - increased activity
  - full integration of Caterair and Snapfresh facilities

Other Subsidiaries



Remaining subsidiaries
$1.5m
Hallmark Aviation
$4.6m
Aus
E
$1

Chart represents EBIT contribution by Other Subsidiaries to 2001/02 full year results

- EBIT up by $8.3 million to $23.8m, or 3.5% of Group EBIT
- As disclosed at the half year, majority of contribution was due to adoption of equity accounting treatment in respect of associated businesses

General Counsel
Brett Johnson


QANTAS

21 August 2002

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000
Facsimile: 1300 300 021

Dear Sir

Notice Regarding Trading Halt

Qantas Airways Limited yesterday requested a trading halt in relation to its shares. An Announcement was made today relating to a shareholder entitlement capital raising.

This letter is to advise the Market that transactions in Qantas shares after the commencement of the trading halt on 20 August 2002 may be ignored by Qantas for the purpose of determining those entitled to participate in the capital raising.

Therefore, if Qantas shares are dealt with after the commencement of the trading halt (other than registrations of SEATS transactions which occurred before the trading halt), the acquirer may not be entitled to receive an entitlement in the capital raising.

Yours faithfully

per Brett Johnson
General Counsel


QANTAS


ANZ

QANTAS AND ANZ TO INTRODUCE NEW CORPORATE VISA CARD

SYDNEY, 23 August 2002: Qantas and ANZ Bank today announced they would launch Australia's first co-branded corporate Visa credit card to meet the travel and purchasing needs of corporate, government and small-to-medium businesses.

The new Visa card, which would be launched in early 2003, would build on the successful longstanding consumer card partnership between the two companies - the Qantas ANZ Visa credit card.

Qantas Executive General Manager Sales and Marketing John Borghetti said Qantas and ANZ were committed to delivering new and value-added products and service to their customers.

"Corporate and government customers have very specific needs when it comes to procuring travel services," Mr Borghetti said.

ANZ's Managing Director of Consumer Finance Brian Hartzer, said the partnership would create a unique and innovative credit card product in the competitive corporate credit card market.

"This will be the first card in Australia to combine worldwide Visa acceptance with enhanced airline, hotel and other service provider data, frequent flyer points and web-based travel and expense management capabilities," Mr Hartzer said.

Features of the new card will include:

- acceptance by Visa merchants worldwide, including travel agents
- charge card or a low-interest revolving line of credit
- acceptance for purchasing Qantas internet fares and zero surcharge for all other Qantas products
- web-based management of statements, expense claims and the allocation of costs, plus the automation of company policy, GST and FBT compliance

The new corporate card would also be fully linked to the existing Qantas Frequent Flyer program.

For media enquiries, contact:

Simon Rushton
Qantas Public Affairs
Tel: 02-9691 3742
Email: srushton@qantas.com.au

Paul Edwards
Head of Group Media Relations
Tel: 03-9273 6955 or 0409 655 550
Email: edwardp12@anz.com


QANTAS

Media Release

QANTAS ANNOUNCES SUCCESSFUL COMPLETION OF INSTITUTIONAL COMPONENT OF CAPITAL RAISING

NOT FOR RELEASE IN THE UNITED STATES OF AMERICA

SYDNEY, 23 August 2002: Qantas today announced that it had successfully completed the institutional component of its $800 million capital raising announced on 21 August 2002.

Following a strong response from existing institutional shareholders, Qantas has allocated shares on the basis of a pro-rata entitlement of 1 ordinary share for every 8.2 ordinary shares held at an issue price of $4.20 per share. Strong bidding from both existing shareholders and new investors led to significant excess demand for the British Airways entitlement and other renunciations.

Qantas Chief Executive Officer Geoff Dixon said: "We are very pleased with the strong support demonstrated by institutional investors for the capital raising and our growth plans."

Settlement of the institutional component has been underwritten and is expected to be completed on 5 September 2002.

The balance of the entitlement offer will comprise a retail entitlement offer at the same pro-rata ratio of 1 ordinary share for every 8.2 ordinary shares held at the same issue price of $4.20 per share.

Approximately $600 million has been raised in the institutional entitlement offer and the entitlement offer has been underwritten to $700 million.

Depending upon the participation by retail shareholders, Qantas expects to raise up to approximately $800 million through the entitlement offer. The funds raised will be used by Qantas to support its capital expenditure program and help fund other potential investment opportunities that may arise.

A prospectus for the retail entitlement offer is expected to be lodged today with the Australian Securities and Investments Commission. This prospectus will be dispatched to qualifying shareholders by 6 September 2002 to allow those shareholders to subscribe for ordinary shares under the retail component of the offer which is scheduled to open on 9 September and close at 5.00pm (AEST) on 27 September. Any shareholder who wishes to acquire shares under the retail entitlement offer will need to complete the entitlement form that will accompany the prospectus. The retail entitlement offer will not extend to shareholders outside Australia and New Zealand.

General Counsel
Brett Johnson


QANTAS

23 August 2002

Mr David Barnett
Assistant Manager Companies
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear David

Non-Renounceable Entitlement Offer – Retail Prospectus

In accordance with ASX Listing Rule 15.4.1, I enclose 2 copies of the Retail Prospectus dated 23 August 2002.

Yours sincerely

Brett Johnson
General Counsel



Qantas Airways Limited

Prospectus

A Non-Renounceable Entitlement Offer by
Qantas Airways Limited (ABN 16 009 661 901)

Joint Lead Managers and Underwriters
Macquarie Equity Capital Markets Limited
Salomon Smith Barney Australia Securities Pty Limited
UBS Warburg Australia Limited

Important Information

This Prospectus is dated 23 August 2002 and was lodged with ASIC on that date.

ASIC and ASX take no responsibility for the contents of this Prospectus.

No New Shares will be issued on the basis of this Prospectus later than three months after the date of this Prospectus.

Qantas will apply within seven days after the date of this Prospectus for the grant by ASX of official quotation of the New Shares to be issued under this Prospectus.

No person is authorised to give any information or to make any representation in connection with the Retail Entitlement Offer that is not contained in this Prospectus. Any information or representation not contained in this Prospectus may not be relied on as having been authorised by Qantas in connection with the Entitlement Offer.

This Prospectus does not constitute an offer of, or an invitation to subscribe for, any of the New Shares in any place in which, or to any person to whom, it would be unlawful to make such an offer or invitation.

No action has been taken to register or qualify the New Shares being offered under the Entitlement Offer or otherwise permit a public offering of the New Shares in any jurisdiction outside Australia and New Zealand.

The Entitlement Offer is being made in New Zealand in accordance with the applicable provisions of the Securities Act 1978 (NZ) and the Securities Act (Overseas Companies) Exemption Notice 1997 (NZ), by virtue of which this Prospectus is not required to be registered in New Zealand.

This Prospectus may not be distributed in the United States and elsewhere outside Australia and New Zealand unless it is attached to, or constitutes part of, an offering memorandum that describes selling restrictions applicable in the United States and other jurisdictions outside Australia and New Zealand.

The New Shares have not been, and will not be, registered under the US Securities Act and may not be offered or sold in the United States or to, or for the account or benefit of, US persons except pursuant to transactions exempt from, or not subject to, the registration requirements of the US Securities Act and applicable US state securities laws. Any offer, sale or resale of New Shares in the United States by a dealer (whether or not participating in the Entitlement Offer) may violate the registration requirements of the US Securities Act if made prior to 40 days after the date on which New Shares are issued under the Entitlement Offer or if such New Shares were purchased by a dealer under the Entitlement Offer.

In limited circumstances Qantas may elect to treat as Qualifying Shareholders certain institutional Shareholders who would otherwise not be Qualifying Shareholders because their registered addresses are not in Australia or New Zealand.

In preparing this Prospectus, Qantas did not take into account the investment objectives, financial situation or particular needs of any particular person and before making an investment decision on the basis of this Prospectus, you need to consider, with or without the assistance of a securities adviser, whether the Entitlement Offer, including the terms and conditions of the Entitlement Offer and the merits and risks involved, is appropriate in light of your particular investment needs, objectives and financial circumstances.

This Prospectus is important and should be read in its entirety. If you are unclear in relation to any matter in this Prospectus or are uncertain if the New Shares are a suitable investment, you should consult your stockbroker, solicitor, accountant or other professional adviser.

Certain terms and abbreviations used in this Prospectus have defined meanings as set out in the Glossary in Section 8.

All financial amounts shown in this Prospectus are expressed in Australian currency unless otherwise stated.

Questions relating to the Entitlement Offer can be directed to the Qantas Share Registry on 1800 177 747 (within Australia) or +61 2 8280 7390 (within New Zealand) between 8:30am and 5:30pm (AEST) Monday to Friday. Any other questions can be directed to your stockbroker, solicitor, accountant or other professional adviser.

Summary of the Offer

Summary of Key Investment Aspects

New Share Issue Price	$4.20 per New Share
Qualifying Shareholder Entitlement	1 New Share for every 8.2 Shares held[1]
Number of New Shares to be issued under the Entitlement Offer	Up to 191 million[2]
Amount to be raised under the Entitlement Offer	Up to $800 million[2]
Amount underwritten under the Entitlement Offer	$700 million[3]

NOTE:
1 As at 5:00pm (AEST) on the Record Date.
2 These numbers are approximate.
3 See Section 7.1.

Summary of Key Dates for Retail Entitlement Offer

Record Date to determine Entitlement to New Shares	5:00pm (AEST) 23 August 2002
Opening date for Retail Entitlement Offer	9 September 2002
Closing Date and time for receipt of Entitlement Forms under the Retail Entitlement Offer and payment in full for New Shares	5:00pm (AEST) 27 September 2002
Date of allotment of New Shares under the Retail Entitlement Offer	10 October 2002
Date of quotation of New Shares under the Retail Entitlement Offer	11 October 2002

These dates are subject to change and are indicative only. Qantas reserves the right to amend this indicative timetable. In particular, Qantas reserves the right, subject to the Corporations Act, ASX Listing Rules and the approval of the Joint Lead Managers, to extend the Closing Date for the Retail Entitlement Offer or to withdraw the Entitlement Offer without prior notice.

How to Apply under the Retail Entitlement Offer

Applications for New Shares under the Retail Entitlement Offer can only be made by completing the Entitlement Form in full, in accordance with the instructions on it and sending it to the Qantas Share Registry. A personalised Entitlement Form accompanies this Prospectus for use by Qualifying Shareholders who are entitled to participate in the Retail Entitlement Offer.

The Retail Entitlement Offer is scheduled to close at 5:00pm (AEST) on 27 September 2002. Entitlement Forms must be received by that time by the Qantas Share Registry, together with a cheque, money order or bank draft in Australian currency drawn on an Australian branch of a financial institution for the amount of the Application

Contents

Operating Strengths

Qantas is Australia's largest domestic and international airline:

- operating a fleet of 187 aircraft across a network spanning 142 destinations in 32 countries;
- carrying more than 27 million passengers in the year ended 30 June 2002;
- employing more than 33,000 staff around the world; and
- with a commitment to excellence in safety, operational reliability, engineering and maintenance and customer service.

Qantas announced a profit before tax of $631 million for the year ended 30 June 2002




VH-VXB

Platform for Further Growth

Qantas is pursuing its growth strategy by investing in:

- new, more efficient aircraft;
- upgrades to the domestic Boeing 737 fleet;
- inflight entertainment systems;
- new international business class sleeper seats; and
- domestic and international terminals and lounges.





Qantas is well placed to build on its strong foundations and pursue opportunities for growth


stralia

Message from the Chairman



Dear Shareholder

On behalf of the Board, I am pleased to offer you the opportunity to participate in a non-renounceable Entitlement Offer of New Shares, which entitles Qualifying Shareholders to subscribe for 1 New Share for every 8.2 Shares held at an Issue Price of $4.20 per New Share.

Recent events, both international and domestic, have profoundly affected the aviation industry. We are proud of the way Qantas has steered through these difficulties, recording strong results for the year ended 30 June 2002. The Board and I are confident of the ability of Qantas to build on these results in this financial year.

Qantas plans to raise up to approximately $800 million through the Entitlement Offer. These proceeds will be used to acquire new, more efficient aircraft, upgrade inflight entertainment systems and airport infrastructure, expand our services and fund potential acquisitions. In addition, Australian Airlines is scheduled to commence operations in October 2002 and opportunities may exist to profitably expand its operations to other destinations.

Qantas is well placed to build on our strong foundations and pursue opportunities for growth.

This Prospectus contains detailed information about Qantas and the Entitlement Offer and I recommend you read it carefully in its entirety. In particular, Section 1 of the Prospectus sets out details regarding the Entitlement Offer and your Entitlement.

To subscribe for New Shares under the Retail Entitlement Offer, you will need to complete the personalised Entitlement Form accompanying this Prospectus. If you have any questions, information and assistance can be obtained by calling the Qantas Share Registry on 1800 177 747 (within Australia) or +61 2 8280 7390 (within New Zealand) between 8:30am and 5:30pm (AEST) Monday to Friday.

The Retail Entitlement Offer is scheduled to open on 9 September 2002 and close on 27 September 2002.

Yours faithfully

Margaret Jackson
Chairman





1. Overview of the Entitlement Offer



1. Overview of the Entitlement Offer

1.1 Purpose of the Entitlement Offer

The proceeds of the Entitlement Offer, after deducting associated costs, will be used by Qantas to support its capital expenditure program and help fund other potential investment opportunities that may arise (see Section 3).

1.2 Structure of the Entitlement Offer

The Entitlement Offer relates to the offer by Qantas of up to approximately 191 million New Shares at an Issue Price of $4.20 per New Share to raise gross proceeds of up to approximately $800 million. Of this amount, $700 million has been underwritten by Macquarie, Salomon Smith Barney and UBS Warburg. The terms of the Underwriting Agreements are summarised in Section 7.1.

The Entitlement Offer is structured in two parts:

- the Retail Entitlement Offer; and
- the Institutional Entitlement Offer.

Qantas reserves the right to withdraw the Entitlement Offer without prior notice, subject to the Corporations Act and ASX Listing Rules.

1.2.1 RETAIL ENTITLEMENT OFFER

The Retail Entitlement Offer is open to Qualifying Shareholders who have not received (directly or through nominees) an offer under the Institutional Entitlement Offer (see Section 1.2.2).

Under the Retail Entitlement Offer, Qantas offers Qualifying Shareholders an Entitlement to subscribe for 1 New Share for every 8.2 Shares held as at 5:00pm (AEST) on 23 August 2002 (Record Date). In calculating Entitlements, fractional entitlements to New Shares will be rounded up to the nearest whole number of New Shares. Each New Share will be issued at the Issue Price of $4.20 per New Share.

Qualifying Shareholders may also apply for New Shares in excess of their Entitlements.

The number of New Shares to which each Qualifying Shareholder has an Entitlement is shown on the Entitlement Form for that Qualifying Shareholder. The Entitlement Form will accompany the Prospectus despatched to each Qualifying Shareholder.

The holders of options over Shares will not receive an Entitlement.

A timetable for the Retail Entitlement Offer is set out on page 1 of this Prospectus. Qualifying Shareholders should be aware that the Closing Date and time by which Applications (including Applications submitted through brokers) must be received by the Qantas Share Registry is 5:00pm (AEST) on 27 September 2002 (subject to variation). Qantas reserves the right to accept late Applications, but is under no obligation to do so.

Entitlements are non-renounceable (which means they cannot be transferred or on-sold) and are based on shareholdings as at 5:00pm (AEST) on the Record Date.

1.2.2 INSTITUTIONAL ENTITLEMENT OFFER

The offer of New Shares under the Institutional Entitlement Offer has already been conducted. Under the Institutional Entitlement Offer, Qantas offered Institutional Shareholders an Entitlement to subscribe for New Shares on the same 1 for 8.2 basis as the Retail Entitlement Offer and at the same Issue Price of $4.20 per New Share.

Under the Institutional Entitlement Offer, New Shares not taken up by Institutional Shareholders could be offered to other Institutional Shareholders wishing to subscribe for more than their Entitlement, other exempt investors and selected Participating Organisations of ASX in Australia (which, in turn, may grant allocations to their clients) (see Section 7.8).

The issue of New Shares under the Institutional Entitlement Offer is expected to occur on 5 September 2002 and will raise gross proceeds of approximately $600 million.

The Institutional Entitlement Offer was conducted via a bookbuild process managed by the Joint Lead Managers.

1.3 Acceptance and Payment for the Retail Entitlement Offer

1.3.1 WHEN TO ACCEPT

The Retail Entitlement Offer is scheduled to open at 9:00am (AEST) on 9 September 2002 and close at 5:00pm (AEST) on 27 September 2002 (Closing Date). Qualifying Shareholders are encouraged to

submit their Applications as soon as possible after the Retail Entitlement Offer opens.

Applications under the Retail Entitlement Offer must be received at the Qantas Share Registry by no later than 5:00pm (AEST) on 27 September 2002.

Qantas reserves the right, subject to the Corporations Act and ASX Listing Rules, to accept late Applications or, without notice, extend the Closing Date for the Retail Entitlement Offer. If the Closing Date is varied, subsequent dates may also be varied accordingly.

Unless Qantas decides to accept late Applications or extend the Closing Date for the Retail Entitlement Offer, Applications received after 5:00pm (AEST) on 27 September 2002 will be rejected and Application Monies will be refunded without interest.

1.3.2 HOW TO ACCEPT

To apply for New Shares under the Retail Entitlement Offer, you must complete your Entitlement Form accompanying this Prospectus, in accordance with the instructions set out below and on the Entitlement Form.

A personalised Entitlement Form accompanies this Prospectus for use by Qualifying Shareholders who are entitled to participate in the Retail Entitlement Offer. The Entitlement Form will state your Entitlement. Your pro-rata Entitlement is based on your shareholding as at 5:00pm (AEST) on 23 August 2002 (Record Date).

You may wish to apply for only part of your Entitlement. If you decide to apply for only part of your Entitlement, you should complete the Entitlement Form, nominating the number of New Shares you wish to apply for.

You may also apply for New Shares in excess of your Entitlement on the same Entitlement Form.

If you decide not to take up your Entitlement at all, you need take no action and your Entitlement will lapse.

Qantas reserves the right to reject any Entitlement Form which is not correctly completed.

If you are a Qualifying Shareholder and did not receive your personalised Entitlement Form, please call the Qantas Share Registry on 1800 177 747 (within Australia) or +61 2 8280 7390 (within New Zealand) between 8:30am and 5:30pm (AEST) Monday to Friday.

Minimum Application

There is no minimum Application under the Retail Entitlement Offer.

Payment

Entitlement Forms, duly completed, must be accompanied by a cheque, money order or bank draft in Australian currency drawn on an Australian branch of a financial institution for the amount of the Application Monies. Cheques, money orders or bank drafts should be made payable to "Qantas Airways Limited – Share Offer Allotment Account" and crossed "Not Negotiable". Do not forward cash. Receipts for payment will not be issued.

Brokerage and stamp duty

No brokerage or stamp duty on the allotment of New Shares is payable on Application.

Where to send your completed Entitlement Form

Completed Entitlement Forms and the accompanying payment must be mailed to the postal address or delivered by hand to the delivery address set out below:

Postal Address:
Qantas Share Registry
Locked Bag A14
Sydney South NSW 1232
Australia

Hand Delivery:
Qantas Share Registry
Level 8
580 George Street
Sydney NSW 2000
Australia

A reply envelope is enclosed for your use. If mailed within Australia, no postage stamp is required. If mailed in New Zealand, the required postage must be applied.

Entitlement Forms and accompanying payment will not be accepted at any Qantas office.

1.3.3 ALLOCATION POLICY

All Qualifying Shareholders are entitled to receive their Entitlement. As set out in Section 1.3.2, Qualifying Shareholders may also apply for more than their Entitlement.

The following allocation policy will apply for any Application in excess of a Qualifying Shareholder's Entitlement:

- all Qualifying Shareholders will receive their Entitlement; and
- any amount by which Applications from Qualifying Shareholders exceed their Entitlements may be scaled back, at the absolute discretion of Qantas.

Qualifying Shareholders are not assured of receiving any New Shares applied for in excess of their Entitlement.

1.3.4 ALLOTMENT

Allotment of New Shares under the Retail Entitlement Offer is expected to occur on 10 October 2002. From this date, Applicants may call the Qantas Share Registry on 1800 177 747 (within Australia) or +61 2 8280 7390 (within New Zealand) between 8:30am and 5:30pm (AEST) Monday to Friday to seek confirmation of their allocation.

1.3.5 APPLICATION MONIES AND INTEREST

Application Monies received from an Applicant for New Shares offered pursuant to the Retail Entitlement Offer will be held by Qantas in a bank account established and kept by Qantas solely for the purpose of depositing the Application Monies until those corresponding New Shares are issued to successful Applicants or Application Monies are refunded to Applicants.

If you are allotted less than the number of New Shares you applied for, you will receive a refund cheque for the relevant amount of Application Monies (without interest) not applied towards the issue of New Shares, as soon as practicable after the Closing Date.

Qantas reserves the right to withdraw the Offer at any time, in which case all Application Monies will be refunded without interest.

To the fullest extent permitted by law, each Applicant agrees that the Application Monies will not bear or earn interest and that any interest earned in respect of Application Monies will belong to Qantas, irrespective of whether or not all or any of the New Shares applied for by that Applicant are issued to that Applicant.

1.4 Other Information

1.4.1 ASX QUOTATION

Application will be made to ASX for official quotation of the New Shares to be issued under the Retail Entitlement Offer within seven days after the date of this Prospectus. If quotation is not granted, those New Shares will not be issued and Application Monies will be refunded to Applicants (without interest).

The fact that ASX may grant official quotation of the New Shares is not to be taken in any way as an indication of the merits of Qantas or the New Shares issued under the Entitlement Offer.

Provision of holding statements

Each successful Applicant under the Retail Entitlement Offer will be provided with a holding statement which sets out the number of New Shares issued to that Applicant.

Holding statements for the New Shares issued under the Retail Entitlement Offer pursuant to this Prospectus are expected to be despatched by 11 October 2002.

Trading

Subject to approval being granted by ASX, it is expected that the quotation and trading of New Shares issued under the Retail Entitlement Offer will commence on ASX on a normal basis on 11 October 2002, the day following allotment of New Shares under the Retail Entitlement Offer.

It is the responsibility of all Applicants to confirm their holdings before trading in New Shares. Applicants who sell New Shares before they receive their holding statements will do so at their own risk. Qantas and the Joint Lead Managers disclaim all liability, in tort (including negligence), statute or otherwise, to persons who trade New Shares before receiving their holding statements, whether on the basis of a confirmation of allocation provided by Qantas, the Qantas Share Registry, the Joint Lead Managers or otherwise.

CHESS

The New Shares will participate from the date of allotment in CHESS, which is operated by a Subsidiary of ASX. They must be held in uncertificated form (that is, no share certificate will be issued) on either the CHESS subregister under sponsorship of a broker or on the issuer-sponsored subregister.

Arrangements can be made at any time to convert your holding from the issuer-sponsored subregister to the CHESS subregister under sponsorship of a broker or vice versa by contacting the Qantas Share Registry and/or your broker.

1.4.2 RANKING OF NEW SHARES

New Shares issued pursuant to this Prospectus will rank equally in all respects with existing Shares. As the New Shares will be issued after the dividend record date for the final dividend in respect of the profit for the year ended 30 June 2002, the New Shares will not be entitled to receive the final dividend. The rights and liabilities attaching to the New Shares arise from a combination of the Constitution of Qantas, statute and general law. The Constitution of Qantas can be inspected at the registered office of Qantas during normal business hours.

1.4.3 OVERSEAS SHAREHOLDERS

This Prospectus does not constitute a public offering of the New Shares in any jurisdiction other than Australia and New Zealand. The Retail Entitlement Offer of New Shares in New Zealand is restricted to Qualifying Shareholders with registered addresses in New Zealand pursuant to the Securities Act (Overseas Companies) Exemption Notice 1997 (New Zealand). Residents of New Zealand who are not Qualifying Shareholders are not entitled to apply for New Shares under the Retail Entitlement Offer.

This Prospectus may not be distributed in the United States and elsewhere outside Australia and New Zealand unless it is attached to, or constitutes part of, an offering memorandum that describes selling restrictions applicable in the United States and other jurisdictions outside Australia and New Zealand.

The distribution of this Prospectus in jurisdictions other than in Australia or New Zealand may be restricted by law and persons who come into possession of it should seek advice and observe any such restrictions. It is the responsibility of all Applicants to ensure compliance with any laws of any jurisdiction relevant to their Applications.

The New Shares have not been, and will not be, registered under the US Securities Act or the securities laws of any state of the United States and may not be offered or sold in the United States or to, or for the account or benefit of, US persons except pursuant to transactions exempt from, or not subject to, the registration requirements of the US Securities Act and applicable US state securities laws.

Entitlement Forms must not be postmarked or otherwise despatched from the United States. Persons applying for New Shares under the Retail Entitlement Offer must provide addresses outside the United States for the return of holding statements. Qantas reserves the right to treat as invalid and reject any Entitlement Form that:

- is postmarked or otherwise despatched from the United States;
- provides an address in the United States; or
- does not include the representations and warranties set out in the Entitlement Form.

1.4.4 QANTAS SALE ACT 1992 – FOREIGN OWNERSHIP RESTRICTIONS

The Qantas Sale Act 1992 contains and requires that the Qantas Constitution contain certain foreign ownership restrictions and a number of other requirements predominantly related to maintaining the Australian identity of Qantas and ensuring compliance with the requirements of Australia's bilateral air service agreements. In this regard, the Qantas Constitution provides that: (a) at no time can any one foreign person have a relevant interest which exceeds 25 percent of the issued Share capital of Qantas; (b) at no time can foreign persons have relevant interests in Shares in Qantas which, in the aggregate, exceed 49 percent of the issued Share capital of Qantas; and (c) at no time can foreign airlines have relevant interests in Shares in Qantas which, in the aggregate, exceed 35 percent of the issued Share capital of Qantas.

1.4.5 HANDLING FEE

A handling fee of one percent of the Application Monies (inclusive of GST) applicable to New Shares issued pursuant to the Retail Entitlement Offer will be paid by Qantas to Participating Organisations of ASX, up to a maximum amount of $300 per individual Application, on Entitlement Forms bearing their stamp. However, no handling fee is payable on any Application or Applications in respect of one Applicant which exceeds 20,000 New Shares. Where an Applicant lodges more than one Application, the fee is only payable on one Application.

1.4.6 TAXATION CONSIDERATIONS

A discussion of general Australian taxation considerations is set out in Section 6. It is the responsibility of all persons to satisfy themselves of the particular taxation treatment that applies to them. It is recommended that you consult your own professional tax adviser as the taxation consequences for you will depend on your particular circumstances. Neither Qantas nor any of its officers, employees, agents or advisers accepts any liability or responsibility in respect of the taxation consequences connected with an investment in New Shares.

1.4.7 PROSPECTUS AVAILABLE ONLINE

A copy of this Prospectus may be viewed online in read-only format, without any Entitlement Form, on the Qantas website at **www.qantas.com** prior to and during the Retail Entitlement Offer period. Qualifying Shareholders must use the personalised Entitlement Forms attached to their Prospectus received via mail to ensure they receive their Entitlement.

1.4.8 ENQUIRIES

Questions relating to the Entitlement Offer can be directed to the Qantas Share Registry on 1800 177 747 (within Australia) or +61 2 8280 7390 (within New Zealand) between 8:30am and 5:30pm (AEST) Monday to Friday.

1.5 British Airways

British Airways beneficially owned, as at 20 August 2002, approximately 332.6 million Shares or approximately 21.3 percent of issued Share capital. British Airways has elected not to subscribe for any of its Entitlement under the Entitlement Offer. British Airways has stated that as at the date of this Prospectus it has no current intention to dispose of its shareholding and further that its shareholding in Qantas continues to form an important investment. British Airways' shareholding in Qantas after completion of the Entitlement Offer will be between 19.0 percent and 19.2 percent depending on the number of New Shares issued under the Entitlement Offer.


2. Overview of Qantas



2.1 Introduction

- The principal activity of Qantas is the transportation of passengers to domestic and international destinations through its fleet of 187 aircraft.
- Qantas operates a number of related businesses including engineering and maintenance, freight, catering and the wholesale of packaged holiday tours.
- Qantas is Australia's largest domestic and international airline.
- Qantas is the 12th largest airline in the world (based on Revenue Passenger Kilometres), operating passenger services to 142 destinations in Australia and around the globe. Qantas carried more than 27 million passengers in the year ended 30 June 2002.
- Qantas employs more than 33,000 staff around the world.
- Qantas Shares are quoted on ASX. Based on the closing Share price on 19 August 2002 of $4.65, Qantas had a market capitalisation of approximately $7.3 billion.
- Qantas reported sales and operating revenue of $11.3 billion and net profit after tax attributable to members of $428.0 million in the year ended 30 June 2002. Further details of the results of Qantas for the year ended 30 June 2002 are set out in Section 4.2.

2.2 Qantas Strategy

Qantas regards the implementation of a number of strategies as important to achieving increased shareholder value, including to:

- upgrade and expand its fleet to facilitate growth and to take advantage of the changed domestic and international environment;
- increase capacity on profitable routes and seek growth opportunities while improving efficiency overall;
- improve and grow current competitive position;
- align its revenue base with an appropriate cost base through market segmentation;
- pursue a sustainable cost efficiency program;
- continue to work with employees and unions to gain greater labour productivity;
- seek mutually beneficial partnerships with other quality airlines;
- retain balance sheet strength and flexibility during this cycle of higher capital expenditure; and
- accelerate growth in non-flying, airline related businesses.

2.3 Business Profile

2.3.1 CURRENT AIRCRAFT FLEET

Qantas operates a jet fleet of 154 aircraft. The operations of QantasLink are serviced by 31 of these jet aircraft and an additional 33 turboprop aircraft.

Qantas fleet[1]

Aircraft type	Owned/ finance leases	Operating leases	Total in service
Boeing 747-400	18	7	25
Boeing 747-300	6	–	6
Boeing 747-200	3	–	2[2]
Boeing 767-300ER	17	12	29
Boeing 767-200ER	7	–	7
Boeing 737-800	15	–	15
Boeing 737-400	21	1	22
Boeing 737-300	16	1	17
Boeing 717-200	–	14	14
BAe146	–	17	17
Total jet fleet	103	52	154[2]
Dash 8	28	4	32
Shorts 360	1	–	1
Total turboprop fleet	29	4	33
Total fleet	132	56	187[2]

NOTE:
1 Excludes two Boeing 767s, six Boeing 737s and one Dash 8 currently operating under short-term lease agreements.
2 One Boeing 747-200 on lease to Air Pacific.

As part of its long-term fleet plan, Qantas has outlined plans to purchase a significant number of additional aircraft (see Section 3.3.1).

2.3.2 INTERNATIONAL AIRLINE OPERATIONS

Qantas operates approximately 540 international flights every week from and to Australia, offering services to 68 destinations in 31 countries across the Asia Pacific region, Europe, North America, South America and South Africa.

Following the terrorist attacks in the United States on 11 September 2001 and the resulting fall in demand for international air travel, Qantas reduced a number of scheduled international flights. Demand is steadily increasing, resulting in a re-introduction or planned re-introduction of additional services between Australia and Los Angeles, New York and Rome.

2.3.3 DOMESTIC AIRLINE OPERATIONS

The core domestic airline of Qantas operates an average of 373 domestic flights a day and serves 16 destinations throughout Australia.

In September 2001, Ansett, the major domestic competitor of Qantas, collapsed. Subsequently, Qantas significantly increased the number of scheduled flights operated by its core domestic airline.

2.3.4 QANTASLINK

In addition to core domestic airline services, QantasLink operates an extensive regional network of 55 destinations within Australia and operates over 2,700 flights a week. The QantasLink brand encompasses five wholly-owned regional airlines of Qantas – Airlink Airlines, Eastern Australia Airlines, Southern Australia Airlines, Sunstate Airlines and Impulse Airlines.

QantasLink employs approximately 1,600 people, a large number of which are in regional Australia, and operates 64 aircraft including B717-200, BAe146 and Dash 8 types.

2.3.5 DOMESTIC OPERATIONS IN NEW ZEALAND

Qantas commenced domestic operations in New Zealand in April 2001. Services are currently operated to four destinations by approximately 240 flights per week with four Boeing 737 aircraft.

2.3.6 AUSTRALIAN AIRLINES

Australian Airlines is a low cost, wholly-owned Subsidiary of Qantas which will provide full service, medium-haul leisure travel. Australian Airlines is scheduled to commence operations in October 2002. Initially services are planned to be between Cairns and Nagoya, Osaka, Fukuoka, Singapore, Taipei and Hong Kong, using four single class Boeing 767-300 aircraft.

Qantas operational statistics

		Year ended 30 June				
		1998	1999	2000	2001	2002
Traffic and capacity						
Passengers carried	'000	18,865	19,236	20,485	22,147	27,128
Revenue Passenger Kilometres (RPKs)	million	58,619	59,863	64,149	70,540	75,134
Available Seat Kilometres (ASKs)	million	81,537	81,765	85,033	92,943	95,944
Revenue Seat Factor	%	71.9	73.2	75.4	75.9	78.3
Aircraft in service	#	146	135	147	178	193[1]
Financial						
Passenger Yield (per RPK)	cents	10.56	10.75	10.87	11.26	12.02
Productivity						
Average full-time equivalent employees	#	28,934	28,226	29,217	31,632	33,044
RPKs per employee	'000	2,026	2,121	2,196	2,230	2,274
ASKs per employee	'000	2,818	2,897	2,910	2,938	2,904

NOTE:
1 There has been a net decrease of six aircraft in the Qantas fleet since 30 June 2002.

2.3.7 ALLIANCES AND CODESHARE ARRANGEMENTS

Qantas has entered into a number of strategic alliances to create scale and scope for its operations and deliver enhanced customer service. It is a founding member of the **one**world™ alliance that features seven other airlines – Aer Lingus, American Airlines, British Airways, Cathay Pacific, Finnair, Iberia and LanChile. It also has separate bilateral alliances with British Airways, American Airlines, Japan Airlines and Air Pacific as well as codeshare arrangements with numerous other airlines. These alliances and codeshare arrangements allow Qantas to offer customers an expanded global network, increased ease of transfer, greater choice and flexibility and provide increased rewards and recognition for frequent flyers.

2.3.8 FREQUENT FLYER PROGRAM

The Qantas frequent flyer program is the largest Australian-based airline loyalty program with over 3.2 million members and over 100 third party point providers. Members accumulate points by flying with Qantas and its frequent flyer airline partners and through earning points from third party point providers. Qantas sells points in its frequent flyer program to third party point providers, such as credit card companies, car rental companies and hotels as loyalty rewards to their customers. Since the collapse of Ansett in September 2001, Qantas has concluded deals with several new third party point providers, including Westpac Visa and Diners Club.

2.3.9 INFORMATION TECHNOLOGY AND E-COMMERCE

The Qantas information technology strategy continues to focus on improving and upgrading infrastructure. This strategy provides the business with advancements in technological capability whilst creating opportunities to reduce costs.

The Qantas e-commerce strategy is focused on initiatives such as Internet-based offerings for employees, consumer and corporate customers and travel partners and the continuing development of the Qantas website, at **www.qantas.com**. In the year ended 30 June 2002, Qantas observed a more than threefold increase in flight bookings made on the website compared to the prior year.

2.3.10 NON-FLYING BUSINESS OPERATIONS

Engineering and maintenance

Qantas operates one of the largest aircraft engineering and maintenance facilities in the Asia Pacific region. With over 5,800 staff and facilities located throughout Australia and at several overseas locations, Qantas provides a comprehensive range of engineering, maintenance, inventory, training and support services for aircraft, engines and components.

The facilities at the major bases in Sydney and Melbourne have extensive capabilities to perform aircraft maintenance modifications, refurbishment and repairs. Relocation of the principal Boeing 767 major maintenance hangar from Sydney to Brisbane is scheduled to take place in the year ending 30 June 2004.

External customer business represented approximately $120 million in sales in the year ended 30 June 2002.

Qantas Freight

Qantas Freight is the specialised air freight division of Qantas and has been in operation since its inaugural service in November 1922. Qantas Freight employs more than 700 staff and offers a varied and flexible range of services through three primary products, namely Cargo, Mail and Express Services, on all international sectors of Qantas flights. Domestic freight is marketed by Australian air Express, a 50 percent joint venture company with Australia Post. Australian air Express is the largest domestic air line-haul company in Australia.

Freight is carried primarily in the under-floor space of Qantas aircraft. Qantas also operates dedicated charter freight flights to major destinations through a number of leased arrangements and joint ventures. Qantas Freight provides its own customs brokerage service to process customs clearance and has handling facilities at all major Australian airports, including a dedicated express and mail handling unit in Sydney.

Catering

Qantas operates three catering businesses within the Qantas Catering Group: Qantas Flight Catering, Caterair Airport Services and Snap Fresh. These three businesses collectively employ more than

3,800 people. The Qantas Catering Group operates seven catering centres, two located adjacent to Sydney Airport, with the rest located at Melbourne, Brisbane, Cairns, Adelaide and Perth Airports.

Snap Fresh is a state-of-the-art frozen-meal manufacturing facility based in Logan City, south of Brisbane. Sales of Snap Fresh meals commenced in January 2002. Plans are in place to expand the business and provide frozen meals to third party airlines as well as develop markets in the non-airline catering sector.

The Qantas Catering Group provided nearly 38 million meals to Qantas, third party airlines and non-airline clients including railways and hospitals in the year ended 30 June 2002. External customer business represents around 30 percent of the Qantas Catering Group's annual revenues.

Qantas Holidays
Qantas Holidays is the largest travel wholesaler in Australia of both international and domestic holidays designed for independent travellers and small groups. Qantas Holidays also operates in Asia, Europe and the Americas. Qantas Holidays plans to continue to expand in both Australian and overseas markets.

2.4 Directors and Senior Management

2.4.1 DIRECTORS

The Directors of Qantas as at the date of this Prospectus are:

Margaret Jackson, Chairman

Geoff Dixon, Chief Executive Officer

Peter Gregg, Chief Financial Officer

Mike Codd, AC, Non-Executive Director

Trevor Eastwood, AM, Non-Executive Director

Jim Kennedy, AO, CBE, Non-Executive Director

Trevor Kennedy, AM, Non-Executive Director

Roger Maynard, Non-Executive Director (appointed by British Airways)

John Schubert, Non-Executive Director

Nick Tait, Non-Executive Director (appointed by British Airways)

2.4.2 SENIOR MANAGEMENT

The senior management of Qantas as at the date of this Prospectus are:

Geoff Dixon, Chief Executive Officer

Peter Gregg, Chief Financial Officer

Denis Adams, Chief Executive Australian Airlines

Fiona Balfour, Executive General Manager and Chief Information Officer

John Borghetti, Executive General Manager Sales and Marketing

Kevin Brown, Executive General Manager Human Resources

Paul Edwards, Executive General Manager Airline Strategy and Network

Grant Fenn, Executive General Manager Finance and Deputy Chief Financial Officer

David Forsyth, Executive General Manager Aircraft Operations

David Hawes, Group General Manager Government and International Relations

Brett Johnson, General Counsel and Company Secretary

Narendra Kumar, Executive General Manager Subsidiary Businesses

Michael Sharp, Group General Manager Public Affairs

3. Use of Proceeds














QANTAS

3. Use of Proceeds

3.1 Overview

Qantas is offering up to approximately 191 million New Shares under the Entitlement Offer, to raise gross proceeds of up to approximately $800 million. The proceeds of the Entitlement Offer, after deducting associated costs, will be used by Qantas to support its capital expenditure program and help fund potential investment opportunities that may arise.

3.2 Capital Management

The Qantas capital management strategy is to target a capital structure and credit rating at which shareholder value is maximised. Qantas believes that the optimal capital structure is one that supports an investment grade credit rating, allowing:

- maintenance of financial capacity to weather economic cycles and business downturns;
- flexibility to take advantage of future profitable growth opportunities; and
- wide access to capital markets.

Qantas believes that the proceeds of the Entitlement Offer will assist it in meeting its capital structure objectives as it embarks on the capital expenditure program detailed below in Section 3.3.

3.3 Details of Capital Expenditure Program

To maintain its position as Australia's leading domestic and international airline, Qantas needs to invest in new aircraft, quality inflight products, terminal facilities and modern infrastructure. This includes taking advantage of opportunities for profitable growth presented by the changed domestic and international operating environment. In particular, Qantas plans to invest in:

- new, more efficient aircraft;
- upgrades to the domestic Boeing 737 fleet;
- inflight entertainment systems;
- new international business class sleeper seats; and
- domestic and international terminals and lounges.

Qantas estimates, based on its current plans, capital expenditure of approximately $3.8 billion, $1.8 billion and $1.3 billion in the years ending 30 June 2003, 2004 and 2005, respectively. The use of lease financing, which may be a viable alternative for the aircraft, would reduce the capital expenditure required in these periods and will be considered as part of the Qantas capital management strategy.

3.3.1 AIRCRAFT ACQUISITIONS

The Qantas strategy to re-equip and grow its domestic and international services requires it to acquire a significant number of new aircraft. Qantas has announced aircraft deliveries for 35 aircraft. These aircraft are:

- 13 Airbus 330s for delivery between December 2002 and 2005;
- 6 Boeing 747-400ERs for delivery between November 2002 and 2003;
- 12 Airbus 380s for delivery between 2006 and 2011; and
- 4 Boeing 737-800s due by July 2003.

The delivery dates for the aircraft are variable to some extent, which should assist Qantas in managing its capacity and funding requirements.

Aircraft retirements

The Qantas long-term fleet plan includes the retirement of several aircraft types. The remaining fleet of Qantas Boeing 747-200s are currently expected to be retired by early 2003 and Boeing 767-200ERs by late 2005, although flexibility to change actual retirement dates will be maintained to help ensure the operation of the optimum level of capacity for the prevailing conditions. Retirement of these aircraft in conjunction with the acquisition of new generation aircraft is expected to provide Qantas with significant Aircraft Operating Cost savings.

Growth in capacity
After accounting for planned aircraft retirements, the long-term fleet plan provides Qantas with the capacity to grow its domestic and international capacity, including routes to be operated by Australian Airlines. The total Qantas jet fleet is currently expected to grow to 164 aircraft by June 2005, resulting in an increase in seat capacity of approximately 16 percent (excluding short-term capacity).

However, Qantas plans to continue to monitor market conditions and, if market conditions are not as expected, Qantas may alter the type of aircraft purchased and aircraft delivery dates or purchase additional aircraft.

Aircraft benefits
The Qantas long-term fleet plan is intended to improve efficiency and increase capacity. Benefits to Qantas of this fleet plan relate primarily to the acquisition of larger aircraft capable of carrying additional passengers and freight. The result is a potentially higher per flight revenue and lower Aircraft Operating Costs per ASK, which should improve profitability. These benefits are further outlined below.

Airbus 330-200/300 (A330)
The A330 aircraft offers Qantas the flexibility to meet changing requirements in the domestic and international markets, providing capacity for growth, replacement of older aircraft and contributing to the transfer of four B767s to Australian Airlines. Offering new technology, the twin-engine A330 aircraft is capable of shorter and medium-range operations and will provide customers with a wider and more spacious cabin than the B767.

The A330 will operate on routes similar to those currently served by B767s. The A330-200 can accommodate an additional 50 passengers compared to the B767-300, while the A330-300 can accommodate an additional 87 passengers also compared with the B767-300. Qantas expects that this additional passenger capacity will provide it with increased per flight revenue and seven percent lower Aircraft Operating Costs per ASK for the A330-200 and 16 percent lower Aircraft Operating Costs per ASK for the A330-300.

The projected Qantas jet fleet[1]

Aircraft type	Qantas fleet August 2002	Aircraft acquisitions	Aircraft retirements	Projected Qantas fleet June 2005	Total aircraft seats August 2002	Total aircraft seats June 2005
Boeing 747-400ER	–	6	–	6	–	1,956
Boeing 747-400	25	–	1	24	9,533	9,467
Boeing 747-300	6	–	–	6	2,532	2,682
Boeing 747-200	2	–	2	–	816	–
Boeing 767-300ER	29	–	–	29	6,800	6,800
Boeing 767-200ER	7	–	7	–	1,435	–
Boeing 737-800	15	4	–	19	2,370	3,192
Boeing 737-400	22	–	1	21	2,837	3,024
Boeing 737-300	17	–	1	16	1,860	1,888
Boeing 717-200	14	–	–	14	1,542	1,542
Airbus 330-300	–	6	–	6	–	2,040
Airbus 330-200	–	7	–	7	–	2,121
BAe 146	17	–	1	16	1,242	1,178
Total jet fleet	154	23	13	164	30,967	35,890

NOTE:
1 *Excludes two B767s and six B737s currently operating under short-term lease agreements.*

Boeing 747-400 Extended Range (B747-400ER)
Qantas was the first passenger airline in the world to order the B747-400ER with increased gross weight capability. This aircraft is a further development of the existing B747-400 and will complement the existing fleet of B747s.

The B747-400ER will allow Qantas to operate the longer trans-Pacific and European routes with fewer payload restrictions, in addition to providing capacity to meet passenger growth on international long-haul routes. Because of payload restrictions, approximately 40 available seats cannot be sold on a typical Los Angeles to Sydney service. The B747-400ER is expected to accommodate a full passenger payload. This provides Qantas with the opportunity for increased per flight revenue with few additional operating costs.

Airbus 380-800 (A380)
The A380 was chosen as the future flagship of the Qantas fleet because of its increased payload capability, operational benefits, reduced Aircraft Operating Costs per ASK and development potential as the first of a new aircraft type.

Qantas believes that the A380 is likely to provide a 15 to 20 percent operating return advantage when compared with its competitors. The A380 will accommodate up to 555 passengers in three class configuration, compared to 416 passengers on the B747-400ER.

In addition, with world wide airport runway capacity at major airports becoming increasingly constrained, the larger payload of the A380 provides greater opportunity for Qantas to expand capacity at slot constrained airports.

Boeing 737-800 (B737-800)
Qantas acquired 15 new generation B737-800 aircraft between January and August 2002. This capacity contributed to a 35 percent increase in domestic ASKs during the year ended 30 June 2002. A further four are due for delivery in 2003. With a range of approximately 3,000 nautical miles, this aircraft is particularly suited to the Qantas domestic routes and can also be used on trans-Tasman routes.

Importantly, the B737-800 increases the number of seats per flight by 39, compared with current versions of the B737-400. The introduction of the B737-800 increased per flight revenue and lowered Aircraft Operating Costs per ASK on short-haul routes by 20 percent compared with the B737-400. Contributing to this result are improved aerodynamics, wing tips and engine performance.

Qantas has options to acquire a further 56 B737s.

Short-term capacity
Following the collapse of Ansett in September 2001, Qantas entered into a number of short-term lease arrangements to cover capacity requirements. Of these aircraft leases, six B737s and two B767s included the provision of aircraft, crew and maintenance. These aircraft provided valuable additional domestic capacity, but are scheduled to be replaced during 2003, in order to reduce costs. A short-haul domestic route operated by a Qantas new generation B737-800 will typically reduce Aircraft Operating Costs and lease, interest and depreciation costs per ASK by 13 percent compared to the same aircraft under an aircraft, crew and maintenance leasing agreement.

3.3.2 AIRCRAFT RELATED EXPENDITURE
International product initiatives
Reconfiguration of 10 B747-400s to two classes is expected to commence later this year. These reconfigured aircraft will serve markets not requiring first class, but where a profitable mix of business and economy class demand exists. The reconfiguration will provide an extra 38 seats in each aircraft, equivalent in total to another B747-400. This increase in passenger capacity is expected to provide reduced Aircraft Operating Costs per ASK of approximately eight percent on routes on which these aircraft operate.

In May 2002, Qantas announced plans to invest $300 million in a new business class cabin, featuring newly designed sleeper seats and a cabin upgrade. The seat design is unique to Qantas and has new features designed to improve upon competitors' offerings. Implementation is scheduled to take place from 2003.

This business class program is in addition to a $300 million all class refurbishment of the Qantas B747-400s, with refreshed seating and personal in-seat video screens, due for completion in the next few months. This program has now been extended to the B747-300 fleet at an additional

cost of $125 million and is due for completion by the end of 2003.

Aircraft infrastructure costs
The A330, B747-400ER and B737-800 are new aircraft types for Qantas, requiring additional infrastructure expenditure to ensure smooth transition into the Qantas fleet.

Relocation of the principal B767 maintenance hangar from Sydney to Brisbane is scheduled to take place in the year ending 30 June 2004 at a cost of $79 million. This new greenfield site is expected to allow Qantas to reduce its maintenance costs for the B767.

Domestic reconfiguration
Qantas plans to reconfigure 31 B737-300/400 aircraft in the year ending 30 June 2003, using slim-line seats. This will provide increased economy class capacity. Additional flexibility is introduced by the use of business class converter seats, if required. The $56 million program includes a cabin upgrade.

3.3.3 PROPERTY EXPENDITURE

Airport lounge upgrade
An investment of over $40 million is under way as part of an airport lounge development program, including the redevelopment of existing Sydney, Melbourne and Brisbane domestic lounges. Plans are also being prepared for a new lounge in Bangkok and further expansion of some existing lounges in other locations, including Perth and the Gold Coast.

Terminal expansion
As part of its growth strategy, Qantas is considering expanding terminal facilities in several Australian airports over the next few years. In particular, plans for approximately $100 million expansion of its Sydney domestic terminal are in progress. This includes adding two A330 gates or three B737 gates by extending the eastern concourse and relocating maintenance facilities.

3.4 Other Potential Investment Opportunities

Qantas is continually evaluating new investment opportunities that may enhance business growth.

Qantas is in discussions with Air New Zealand about the possibility of a strategic alliance between the two companies and an acquisition by Qantas of a minority equity interest in Air New Zealand. While both Qantas and Air New Zealand believe that such an alliance would be of value to both airlines, discussions are ongoing. However no agreement or commitment has been reached or entered into at this time and no assurances can be given as to what, if any, agreement will be reached. Any agreement reached would be conditional on a number of approvals, including regulatory and Air New Zealand shareholder approval. If any agreement is reached, part of the proceeds from the Entitlement Offer may be used to fund the acquisition of shares in Air New Zealand.

The operations of Australian Airlines are scheduled to commence in October 2002. Initially, services are planned to be between Cairns and Nagoya, Osaka, Fukuoka, Singapore, Taipei and Hong Kong, using four single class Boeing 767-300 aircraft. Opportunities may exist to profitably expand its operations to other destinations. Proceeds of the Entitlement Offer may be used to fund any expansion of Australian Airlines.

3.5 Future Funding Requirements

Qantas believes, based on its current plans, on receipt of the underwritten proceeds of the Entitlement Offer, it should have adequate equity financing to fund (in conjunction with future cash flows, debt funding and the Dividend Reinvestment Plan) its planned capital expenditure requirements, any expansion of Australian Airlines and any equity investment in Air New Zealand until at least 30 June 2004.

Qantas operates in an industry that is undergoing significant change and, as a consequence, there could be new investment opportunities or capital expenditure requirements that are not currently anticipated by Qantas. If the future cash flows of Qantas are lower than expected, additional capital expenditure is required or if Qantas seeks to invest in other potential opportunities, additional equity financing may be required.

4. Financial Information





4.1 Introduction

The historical financial information contained in this Section for the years ended 30 June 2000 and 30 June 2001 is derived from the audited financial reports of Qantas. The historical and pro-forma financial information contained in this Section for the year ended 30 June 2002 is derived from the unaudited Full Year Profit Announcement of Qantas.

The historical half yearly financial information contained in this Section for the years ended 30 June 2001 and 2002 is derived from the unaudited Half Year Profit Announcements of Qantas.

4.2 Financial Performance

Set out below is selected financial information for Qantas for the three years ended 30 June 2000, 2001 and 2002.

Statement of Financial Performance

	Year ended 30 June		
($million)	**2000**	**2001**	**2002[1]**
Sales and operating revenue			
Net passenger revenue	6,975.6	7,941.8	9,027.5
Net freight revenue	543.0	596.3	563.6
Tour and travel sales	551.8	604.3	674.4
Contract work revenue	412.7	457.3	479.1
Other sources	623.7	588.5	578.0
Sales and operating revenue	9,106.8	10,188.2	11,322.6
Expenditure			
Manpower and staff related	2,295.8	2,549.9	2,689.2
Selling and marketing	1,051.0	1,141.6	1,158.7
Aircraft operating – variable	1,732.7	2,023.0	2,200.9
Fuel and oil	863.2	1,329.8	1,570.0
Property	215.2	246.9	264.3
Computer and communication	352.4	365.0	408.4
Non-cancellable operating lease rentals	127.9	181.8	255.7
Tours and travel cost of sales	482.8	525.7	584.4
Capacity hire	222.4	220.2	499.9
Depreciation and amortisation	634.0	706.7	693.5
Other	255.4	201.8	354.4
Share of net profit of associates	0.0	0.0	(36.1)[2]
Total expenditure	(8,232.8)	(9,492.4)	(10,643.3)
EBIT	874.0	695.8	679.3
International	374.8	458.7	202.8
Domestic	272.0	127.4	298.2
Subsidiaries and other	227.2[3]	109.7	178.3
Net interest expense	(111.2)	(98.7)	(48.3)
Profit before tax	762.8	597.1	631.0
Income tax expense	(244.9)	(177.4)	(201.7)
Profit after tax	517.9	419.7	429.3
Outside equity interest in controlled entities	(0.6)	(4.3)	(1.3)
Net profit attributable to members	517.3	415.4	428.0

NOTE:

1 Extracted from the unaudited Full Year Profit Announcement of Qantas.

2 In prior years the equity accounting adjustment for associates has not been material. In the year ended 30 June 2002 this adjustment became material. Consequently an amount of $36.1 million has been included in the profit before tax for the year. The result for the year ended 30 June 2001 included $60.9 million from dividends received from associates, which was included in revenue from "Other sources".

3 Includes $57.8 million relating to the part sale of the investment in EQUANT NV which was disclosed separately as an abnormal item in the financial reports for the year ended 30 June 2000.


Sales and operating revenue ($million)
2002
2001
2000
1999
1998
1997
0
2,000
4,000
6,000
8,000
10,000
12,000


Profit before tax ($million)
2002
2001
2000
1999
1998
1997
0
200
400
600
800
1,000
1,200

4.2.1 RESULTS FOR THE YEAR ENDED 30 JUNE 2002 (UNAUDITED)

Overview

- Profit before tax of $631.0 million increased by 5.7 percent on the prior year.
- Profit before tax included the following individually significant items:
  - a profit on sale of the remaining investment in EQUANT NV of $31.2 million; and
  - a provision for redundancies of $41.5 million.
- Profit before tax in the prior year included a benefit of $127.3 million relating to a number of individually significant items.
- Net profit attributable to members of $428.0 million increased by 3.0 percent on the prior year.
- Basic earnings per share decreased by 11.8 percent on the prior year to 29.1 cents.
- Return on shareholders' equity decreased by 2.5 percentage points on the prior year to 10.1 percent.

Cash flow

($million)	Year ended 30 June 2000	2001	2002[1]
Net cash provided by operating activities	1,599.8	1,100.7	1,143.3
Net cash (used in) investing activities	(262.7)	(871.3)	(2,306.1)
Net cash (used in)/provided by financing activities	(1,542.0)	(659.0)	1,688.8
Net (decrease)/increase in cash held	(204.9)	(429.6)	526.0
Capital expenditure[2]	(1,141.8)	(995.5)	(2,463.4)

NOTE:

1 *Extracted from the unaudited Full Year Profit Announcement of Qantas.*

2 Included in net cash used in investing activities.

4. Financial Information

Comparisons of half yearly performance

The results for the six months ended 30 June 2002 represent a significant increase in profitability compared with the six months ended 31 December 2001, with profit before tax increasing from $231.3 million to $399.7 million.

Statement of Financial Performance

	First half			Second half		
($million, unless otherwise stated)	**2001**	**2002**	**Change**	**2001**	**2002**	**Change**
Sales and operating revenue	5,098.9	5,664.6	11.1%	5,089.3	5,658.0	11.2%
EBIT	470.5	270.5	(42.5%)	225.3	408.8	81.4%
Profit before tax	416.4	231.3	(44.5%)	180.7	399.7	121.2%
Net profit after tax attributable to members	262.9	153.5	(41.6%)	152.5	274.5	80.0%
EBIT						
International	285.9	(15.5)	(105.4%)	172.8	218.3	26.3%
Domestic	118.1	180.1	52.5%	9.3	118.1	1,169.9%
Subsidiaries and other	66.5	105.9	59.2%	43.2	72.4	67.6%
Total EBIT	**470.5**	**270.5**	**(42.5%)**	**225.3**	**408.8**	**81.4%**

Operating statistics

		First half			Second half		
		2001	**2002**	**Change**	**2001**	**2002**	**Change**
International							
Available Seat Kilometres (ASKs)	million	35,292	34,896	(1.1%)	35,955	32,341	(10.1%)
Revenue Passenger Kilometres (RPKs)	million	26,889	26,510	(1.4%)	26,793	26,099	(2.6%)
Revenue Seat Factor	%	76.2	76.0	(0.2) pts	74.5	80.7	6.2 pts
Passengers carried	million	3,878	4,338	11.9%	3,885	4,086	5.2%
Domestic[1]							
Available Seat Kilometres (ASKs)	million	9,247	11,894	28.6%	9,448	13,479	42.7%
Revenue Passenger Kilometres (RPKs)	million	7,477	9,522	27.4%	7,313	10,646	45.6%
Revenue Seat Factor	%	80.9	80.1	(0.8) pts	77.4	79.0	1.6 pts
Passengers carried	million	5,675	7,099	25.1%	5,543	7,964	43.7%

NOTE:
1 Excludes regional services operated by QantasLink.

Core business operations

International operations recorded an EBIT of $202.8 million for the year ended 30 June 2002 compared with an EBIT of $458.7 million in the prior year. The decrease was a result of a 5.6 percent reduction in capacity and a decline in RPKs of 2.0 percent driven by the general slowdown in the international economic environment and the impact of the events of 11 September 2001 on international air travel. Revenue Seat Factor improved by 2.9 percentage points to 78.2 percent, while Passenger Yield (excluding the impact of favourable movements in foreign exchange) fell by 0.2 percent.

Domestic operations contributed $298.2 million in EBIT for the year ended 30 June 2002, an increase of 134.1 percent or $170.8 million on the prior year which was characterised by a level of discounting that was ultimately unsustainable. RPKs increased by 36.4 percent while capacity grew by 35.7 percent, leading to an improvement in Revenue Seat Factor of 0.4 percentage points to 79.5 percent. The increase in RPKs was a result of the growth in the domestic market share of Qantas following the collapse of Ansett in September 2001. Passenger Yield (after excluding the impact of favourable movements in foreign exchange) increased by 6.7 percent.

Sales and operating revenue

Sales and operating revenue for the year ended 30 June 2002 was $11.3 billion, reflecting growth of approximately $1.1 billion or 11.1 percent on the prior year.

Passenger revenue increased by 13.7 percent, with RPKs growing 6.5 percent and Passenger Yield improving 6.7 percent. The Passenger Yield improvement was partly due to a substantial increase in the proportion of flying that operated on the shorter sector, higher yielding domestic network.

Overall capacity grew by 3.2 percent for the year ended 30 June 2002 compared with the prior year.

International capacity decreased by 5.6 percent compared with the prior year, 1.1 percent down in the first half, and 10.1 percent down in the second half. This was as a result of aircraft being redeployed to the domestic network following the events of 11 September and the collapse of Ansett. The Revenue Seat Factor on the international network was 0.2 percentage points down on the prior year during the first half, but 6.2 percentage points higher in the second half. Passenger Yield, excluding movements in foreign exchange, was 2.1 percent lower than the prior year for the first half, but up by 1.7 percent in the second half as the global economy recovered and international capacity was reduced.

Domestic capacity increased by 35.7 percent for the year ended 30 June 2002 as a whole, up 28.6 percent in the first half and 42.7 percent in the second half as long-haul aircraft from international operations were redeployed on domestic sectors, short-term leased capacity was brought in to cope with increased domestic demand and new B737-800 aircraft were acquired. The Revenue Seat Factor was down 0.8 percentage points on the prior year in the first half and up 1.6 percentage points in the second half. Passenger Yield, excluding movements in foreign exchange, was up 5.7 percent and 7.7 percent half on half respectively.

Expenditure

Total expenditure, excluding net interest, increased by 12.1 percent to $10.6 billion for the year ended 30 June 2002. This was due to a 3.2 percent increase in overall capacity, a higher proportion of more expensive domestic flying, the cost of short-term leased aircraft, higher fuel costs, higher engineering costs and the unfavourable impact of foreign exchange movements. Cost per ASK increased by 10.7 percent.

Significant movements in expenditure for the year ended 30 June 2002 compared with the prior year include:

- manpower and staff related expenditure increased by 5.5 percent due to an increase in full-time employees as a result of greater activity and the provision of an incentive bonus to all staff, partially offset by efficiency gains;
- aircraft operating – variable expenditure, which includes maintenance material costs, crew expenses, route navigation and landing fees, increased by 8.8 percent due to additional activity, the ageing of the aircraft fleet and the adverse impact of foreign exchange rate movements;
- fuel and oil expenditure increased by 18.1 percent as a direct result of additional flying, the weaker Australian dollar relative to the US dollar

and a reduction in fuel hedging benefits, partially offset by the lower average price of jet fuel;

- computer and communications costs increased by 11.9 percent as a result of additional reservation fees driven by increased passenger numbers;
- capacity hire costs increased by 127.0 percent driven by short-term leases entered into to cover capacity requirements following the collapse of Ansett; and
- non-cancellable operating lease rentals increased by 40.6 percent mainly due to leasing of additional aircraft.

Fuel

Fuel costs increased by 18.1 percent or $240.2 million for the year ended 30 June 2002. The underlying fuel price was lower than the prior year giving a benefit of $255.4 million. However, the prior year included fuel hedging benefits of $406.0 million. The cost of increased flying added a further $52.5 million, while the weakness of the Australian dollar relative to the US dollar accounted for the remaining cost increase of $37.1 million.

Interest

Net interest expense decreased by 51.1 percent for the year ended 30 June 2002. Although average net debt was higher than the prior year, $77.0 million of interest was capitalised into aircraft progress payments and other infrastructure projects.

Individually significant items

The results for the year ended 30 June 2002 include two individually significant items, being profit before tax of $31.2 million ($22.9 million after tax) from the sale of the remaining investment in EQUANT NV and a before tax expense of $41.5 million ($29.1 million after tax) to cover redundancy costs following the announcement of job reductions in November 2001.

The prior year result included a number of individually significant gains totalling $127.3 million before tax ($124.5 million after tax).

Subsidiary operations

Subsidiary operations contributed $178.3 million to EBIT for the year ended 30 June 2002, an increase of 62.5 percent on the prior year.

QantasLink

QantasLink contributed $42.5 million in EBIT, up $36.1 million on the prior year. This increase was primarily a result of improved loads and Passenger Yields following the difficulties experienced by other regional airlines. Overall, QantasLink's capacity was up 11.1 percent due to additional Dash 8 aircraft acquired for the QantasLink network and Beechcraft aircraft acquired with the full purchase of Impulse Airlines in November 2001. Revenue Seat Factor was up 1.8 percentage points. Expenditure also rose due to higher capacity and passenger volumes plus increased fuel and maintenance costs.

Qantas Holidays

Qantas Holidays increased EBIT by $8.9 million or 26.6 percent to $42.4 million for the year ended 30 June 2002. This was due to strong growth in the domestic business and efficiency benefits. The performance was also boosted by the devaluation of the Australian dollar against the major trading currencies, making Australia a relatively cheap holiday destination, and the perception of Australia as a safe destination for tourists.

Qantas Catering

Qantas Catering EBIT was $69.6 million, an increase of $15.3 million or 28.2 percent on the prior year. This was driven by strong revenue growth, with meals produced up 6.7 percent. The full integration of Caterair Airport Services contributed to the improved financial performance.

Cash flow

Net cash flow from operations totalled $1,143.3 million, an increase of $42.6 million or 3.9 percent on the prior year. This increase was due mainly to increased profitability.

4.3 Financial Position and Effect of the Offer on Financial Position

The net debt to net debt plus equity ratio (including operating leases on a hedged basis), moved from 53 percent as at 30 June 2001 to 49 percent as at 30 June 2002, with the improvement driven by operating cash flow and the raising of $663.8 million in equity during the year offset by progress payments made for the fleet upgrade.

The pro-forma Statement of Financial Position as at 30 June 2002 has been prepared on the basis that the net proceeds from the issue of New Shares under the Entitlement Offer have been used to provide support to the balance sheet, reducing net debt and improving financial flexibility prior to their application for the purposes set out in Section 3.

Statement of Financial Position

($million)	30 June 2002[1]	30 June 2002 Pro forma[2,3]
Current assets		
Cash	112.5	895.9
Receivables	2,386.6	2,386.6
Net receivables under hedge/swap contracts	697.7	697.7
Inventories	385.4	385.4
Other	173.5	173.5
Total current assets	**3,755.7**	**4,539.1**
Non-current assets		
Receivables	240.0	240.0
Net receivables under hedge/swap contracts	1,398.0	1,398.0
Investments	74.3	74.3
Property, plant and equipment	9,109.5	9,109.5
Intangibles	161.0	161.0
Deferred tax assets	34.7	34.7
Other	28.3	28.3
Total non-current assets	**11,045.8**	**11,045.8**
Total assets	**14,801.5**	**15,584.9**

Statement of Financial Position *continued*

($million)	30 June 2002[1]	30 June 2002 Pro forma[2,3]
Current liabilities		
Payables	2,382.3	2,382.3
Interest-bearing liabilities	837.0	837.0
Net payables under hedge/swap contracts	430.8	430.8
Provisions	525.8	525.8
Current tax liabilities	77.9	77.9
Revenue received in advance	1,285.2	1,285.2
Deferred lease benefits/income	42.4	42.4
Total current liabilities	**5,581.4**	**5,581.4**
Non-current liabilities		
Payables	33.7	33.7
Interest-bearing liabilities	3,569.9	3,569.9
Net payables under hedge/swap contracts	150.8	150.8
Provisions	351.0	351.0
Deferred tax liabilities	524.7	524.7
Deferred lease benefits/income	329.0	329.0
Other non-current liabilities	7.5	7.5
Total non-current liabilities	**4,966.6**	**4,966.6**
Total liabilities	**10,548.0**	**10,548.0**
Net assets	**4,253.5**	**5,036.9**
Equity		
Contributed equity	2,946.6	3,730.0
Reserves	56.3	56.3
Retained profits	1,239.1	1,239.1
Equity attributable to members of Qantas	**4,242.0**	**5,025.4**
Outside equity interest in controlled entities	11.5	11.5
Total equity	**4,253.5**	**5,036.9**

NOTE:

1 Extracted from the unaudited Full Year Profit Announcement of Qantas.

2 The pro-forma Statement of Financial Position assumes gross proceeds of $800 million ($700 million of which is underwritten) from the Entitlement Offer and that the issue of all New Shares took place on 30 June 2002. The gross proceeds of the Entitlement Offer may be less than $800 million. The actual amount raised will depend upon the actual number of New Shares issued under the Entitlement Offer.

3 Estimated fees and expenses of $16.6 million, related to the issue of New Shares are netted against the Entitlement Offer proceeds.

4.4 Outlook

Qantas will continue to seek cost efficiencies, structural changes and actively manage its operations with a view to improving profitability. Strategies aimed at achieving these ends include a focus on market segmentation in both the domestic and international markets, investment in a new and more cost-efficient fleet, a focus on improving the profitability of Subsidiary businesses and continued investment in technology.

During the year ended 30 June 2002, Qantas experienced a substantial increase in the growth of RPKs compared with the prior year. This was demonstrated by growth in RPKs in the second half of 45.6 percent for the domestic business compared with the prior year period. In addition, second half trading for the international business achieved a load factor improvement of 6.2 percentage points and a Passenger Yield improvement of 1.7 percent on the prior year period. These factors contributed to a strong result for the six months ended 30 June 2002 (see Section 4.2.1).

The recovery from unsustainable domestic discounting and the events of 11 September 2001 has continued in the first month of the year ending 30 June 2003. Qantas expects the recovery trend to continue, however there are a number of factors which could impact future results.

4.5 Dividends

The Board has announced a fully franked final dividend of nine cents per Share for the year ended 30 June 2002. Combined with the fully franked interim dividend of eight cents per Share paid in April 2002, total dividends for the year ended 30 June 2002 are 17 cents per Share. New Shares issued under the Entitlement Offer will not be entitled to receive the final dividend declared for the year ended 30 June 2002.

The Board regularly reviews the dividend policy of Qantas to take into consideration a number of factors, including changes to the tax system, earnings, ongoing capital requirements and additional investment opportunities. As a result, the Board can give no assurance as to the future level of dividends on the expanded capital base.

However, the Board currently intends to maintain the current level of dividends paid on a per Share basis on the expanded capital base in the year ending 30 June 2003.

It is anticipated that any dividends paid on the expanded capital base in respect of the year ending 30 June 2003 will be fully franked.

The Board anticipates the continued operation of the Dividend Reinvestment Plan for the foreseeable future.

5. Risk Factors





Before applying for New Shares, prospective investors should consider whether the New Shares are a suitable investment for them. Investors should be aware that there are a number of risks associated with an investment in New Shares including, without limitation, the risk factors set out below. Many of these risks are outside the control of Qantas.

5.1 Economic Conditions

The demand for air travel and air freight may be affected by changes in domestic and international economic conditions. Significant and prolonged downturns in economic conditions in Australia or globally, could have a material adverse effect on the business, financial condition and financial performance of Qantas. The aviation industry is historically volatile in nature.

5.2 Industry Volatility and High Operating Leverage

The aviation industry has historically been volatile in nature as reflected in Passenger Yields and Revenue Seat Factors. The extent of future volatility and the degree to which this may be reflected in the earnings of Qantas is unknown.

Earnings volatility is exacerbated by the high operating leverage of the aviation industry. As airlines typically experience a high level of costs that are fixed in the short term to medium term, earnings are sensitive to shifts in revenue.

5.3 Labour Agreements and Labour Relations

Future changes to labour laws or an inability of Qantas to negotiate acceptable labour agreements could have a material adverse effect on the business, financial condition and financial performance of Qantas. Qantas operates in Australia's highly regulated employment market. The Australian legal framework provides clearly defined minimum terms and conditions for a majority of employees, known as awards and a method for modification of these terms and conditions to suit specific workplace requirements, known as certified agreements or enterprise bargaining agreements. Most of the employees of Qantas are covered by an award, a certified agreement or both.

Any future changes to the labour laws of Australia and its States or Territories that impose less favourable awards or employment conditions on Qantas could increase operating costs as a result of higher wages or benefits paid or reduced flexibility and could have a material adverse effect on the business, financial condition and financial performance of Qantas.

In addition, disagreements between employees and Qantas over the terms of new awards or certified agreements may lead employees to strike or take other forms of industrial action, which could cause significant disruptions to the operations of Qantas and have a material adverse effect on the business, financial condition and financial performance of Qantas.

Qantas is currently negotiating new enterprise bargaining agreements with six unions. In connection with negotiations with one union, strikes were held on 2 and 19 August 2002.

5.4 War and Terrorist Attacks

War or terrorist attacks anywhere in the world could result in a decline in air travel, an increase in insurance premiums and cost of security measures, or a reduction in the availability of insurance to Qantas. General political instability in countries in which Qantas operates also imposes risk. Each or a combination of these factors could have a material adverse effect on the business, financial condition and financial performance of Qantas.

5.5 Insurance

The availability of insurance is a fundamental element of the operations of Qantas. Any inability on the part of Qantas to access insurance for its general operations or specific assets poses a risk to the nature and extent of the operations of Qantas. Any events including future terrorist attacks which increase the cost of insurance for Qantas, reduce its availability to Qantas or both, may have a material adverse effect on the business, financial condition and financial performance of Qantas.

Since 11 September 2001, aviation insurers have significantly reduced the maximum amount of insurance coverage available to commercial airlines for liability to third parties for property damage or personal injury (other than employees or passengers) for claims resulting from acts of terrorism, war or similar events and significantly increased the premiums for all forms of war risk coverage. The Australian

Government is currently providing an indemnity to Qantas above the commercial insurance Qantas buys for third party war risk liability of up to a combined total of US$2 billion. It is expected that should the Australian Government stop providing third party war risk liability coverage to Qantas, the premiums charged by aviation insurers for this coverage could be substantially higher than the premiums that may be charged by the Australian Government.

5.6 Equipment Risks and Aircraft Accidents

The operations of Qantas are dependent on the effective operation of its equipment, including its aircraft, maintenance systems, reservation systems and departure control systems. Equipment failures, accidents involving any aircraft of Qantas, penetration of information security or adverse weather conditions, could interrupt operations, which could damage the brand and reputation of Qantas and have a material adverse effect on the business, financial condition and financial performance of Qantas.

Qantas is migrating its computer reservations system to a third party provider in late 2002. Qantas has extensive contingency planning in place. However, as with all large scale migrations, there remains some risk, which could have a material adverse effect on the business, financial condition and financial performance of Qantas.

5.7 Airport Related Risks

The operations of Qantas are dependent on the availability and cost of airport and airport related facilities.

The availability and cost of terminal space, landing slots, aircraft parking and aircraft hangars are fundamental to the ability of Qantas to operate. Disruptions to operations or facilities at airports where Qantas operates, for example closure of airports due to safety concerns or interruption to key services such as air traffic control, could have a material adverse effect on the business, financial condition and financial performance of Qantas.

Landing costs, general aeronautical charges and facilities' leasing costs are an important part of the cost base of Qantas. Significant increases in these costs and charges could have a material adverse effect on the business, financial condition and financial performance of Qantas.

The ability of Qantas to expand its operations is dependent on the availability of airport facilities and capacity. The inability of Qantas to lease, acquire or access the airport facilities needed to service capacity expansion could have a material adverse effect on the business, financial condition and financial performance of Qantas.

Additional airport infrastructure is required to accommodate A380 aircraft, which are scheduled for delivery to Qantas between 2006 and 2011. Qantas believes that many of its key international airports are planning for the introduction of A380s and the additional airport infrastructure required to accommodate them, although the timing of delivery of that infrastructure is unknown in some cases. At the date of this Prospectus, the cost and impact on Qantas of the provision of the additional airport infrastructure are not known.

5.8 Licence Conditions

Qantas and its Subsidiaries are subject to the regulatory control of the Civil Aviation Safety Authority (CASA), an Australian statutory body and are required to hold air operator certificates under section 27 of the Civil Aviation Act 1988 to enable them to fly aircraft in and out of Australian territory, fly within Australian territory and operate an Australian aircraft outside of Australian territory.

CASA has responsibility for certification of aircraft, licensing of operators, approval of support activities, conduct of safety surveillance and enforcement of safety standards and rules. CASA has the power to revoke the air operator certificates of Qantas or its Subsidiaries or order the grounding of any or all of the aircraft fleet of Qantas or its Subsidiaries. A decision by CASA to ground any or all of the fleet of Qantas or its Subsidiaries, revoke any or all of the air operator certificates of Qantas or its Subsidiaries or take any other regulatory action concerning the aircraft or operations of Qantas or its Subsidiaries could have a material adverse effect on the business, financial condition and financial performance of Qantas.

5.9 Bilateral Agreements and International Capacity and Route Allocation

The international revenue and profit performance of Qantas is partly dependent on the maximisation of Passenger Yields through an efficient combination

of international routes and timetables. The available international capacity and route entitlements for all Australian commercial and freight airlines are negotiated by the Australian Government in bilateral air services arrangements with foreign countries. Capacity for international routes is then allocated by the International Air Services Commission (IASC) to Australian airline applicants. Individual capacity allocations are on a fixed-term basis and may be renewed.

The International Air Services Commission Act 1992, under which the IASC operates, places a positive onus on the IASC to foster competition amongst Australian international carriers. There is a further onus to allocate new entrants a commercially sustainable level of international capacity on specific routes, provided the incumbent's allocation remains commercially sustainable. These objectives must be considered in relevant renewal applications by existing airlines. Australian Airlines, as a wholly-owned Subsidiary of Qantas, is deemed not to be a new entrant. Hence, Australian Airlines will not benefit from the preferential allocation provisions for new entrants. Virgin Blue, which has announced that it may expand its routes to include international destinations, or other new carriers applying for route and capacity allocation may impinge on the available route and capacity allocation available for Qantas and Australian Airlines.

Qantas has applied for and been granted permission to move allocation between Qantas and Australian Airlines on some routes to maximise efficient allocation of route entitlements. The international capacity of Qantas is subject to changes in bilateral air services arrangements and decisions of the IASC. Changes in the levels and mix of capacity or inability to access additional capacity could have a material adverse effect on the ability of Qantas to maximise Passenger Yields, Revenue Seat Factors and growth.

5.10 Additional Regulation

If additional regulation is introduced in any jurisdiction where Qantas has or may establish operations, such regulations could impose restrictions or costs that could have a material adverse effect on the business, financial condition and financial performance of Qantas. Any material increase in taxes, levies, fees or other changes to regulation could also have a material adverse effect on the business, financial condition and financial performance of Qantas.

5.11 Competition

Aviation is a highly competitive industry. Airlines operate with high levels of fixed costs, hence profits are sensitive to small shifts in revenue.

The collapse of Ansett in September 2001 resulted in Qantas significantly increasing its share of the domestic aviation market. Virgin Blue has announced that it intends to expand its route network and scheduled flights in an attempt to increase its market share. In addition, new domestic airlines may be established to compete with Qantas. An increase in competition could have a material adverse effect on the business, financial condition and financial performance of Qantas. In the international aviation market, competitors include many major foreign airlines (including government-owned or controlled airlines), some of which may have more financial resources, lower cost of capital or lower cost structures than Qantas.

5.12 Australian Airlines

Qantas has formed a wholly-owned Subsidiary, Australian Airlines, with a low cost structure to focus on leisure travel. Australian Airlines will operate with a separate management and business structure to Qantas.

Risks relating to Australian Airlines include difficulties arising from administrative planning, timetable and fare finalisation, refinement of marketing strategy, performance of new management and other elements characteristic to start-up ventures that may increase the required capital investment. There can be no assurance that Australian Airlines will be profitable in the short term or long term and that it will not have a material adverse effect on the business, financial condition and financial performance of Qantas.

5.13 Foreign Exchange Risk

Qantas is exposed to foreign exchange rate fluctuations on the Australian dollar value of foreign currency denominated revenues and expenses. Qantas earns revenues in approximately 80 countries, reflecting its route structure and location of ticket sales. The foreign currency costs of Qantas are primarily denominated in US dollars and relate largely to fuel, engineering and maintenance (particularly materials and sub-contract services), landing fees, air navigation charges and lease rentals. Although

Qantas has expenditure in many foreign currencies other than US dollars, revenues earned in those currencies generally offset or exceed this expenditure. Historically, the five largest currencies of which Qantas has a surplus are Euros, British pounds, New Zealand dollars, Japanese yen and Hong Kong dollars. Qantas is also exposed to foreign exchange risk on a large portion of its capital expenditures (eg aircraft are purchased in US dollars), the residual value of its aircraft and foreign currency borrowings.

Qantas manages its foreign currency exposures by using a variety of long-term and short-term hedging instruments in accordance with its risk management policies. However, there can be no assurance that Qantas will successfully manage its exposure to exchange rate fluctuations and that exchange rate fluctuations will not have a material adverse effect on the business, financial condition and financial performance of Qantas.

5.14 Increases in Fuel Costs

Fuel costs are a significant portion of operating costs. Significant changes in fuel costs could have a material adverse effect on the business, financial condition and financial performance of Qantas. Fuel prices continue to be susceptible to a number of factors, including political events. Qantas cannot control near or long-term fuel prices or the events that affect fuel prices. Qantas may experience higher fuel prices or have to curtail scheduled services due to a fuel supply shortage that may result from a disruption of oil imports or other events. In accordance with its risk management policies, Qantas uses options and swaps on aviation fuel and crude oil to hedge its exposure to movements in the price of aviation fuel. There can be no assurance that Qantas will effectively manage its exposure to fuel costs and that increases in fuel costs will not have a material adverse effect on the business, financial condition and financial performance of Qantas.

5.15 Changes in Interest Rates

The financial performance of Qantas is affected by fluctuations in interest rates (eg interest expense on debt and interest income earned on short-term investments). Qantas manages interest rate risk by measuring the market value sensitivity of the borrowing portfolio to changes in interest rates. The relative mix of fixed and floating interest rate funding is managed by using interest rate swaps, forward rate agreements, swaptions and options. There can be no assurance that Qantas will successfully manage its interest rate risk or that changes in interest rates will not have a material adverse effect on the business, financial condition and financial performance of Qantas.

5.16 Credit Risk

The credit risk of Qantas arises primarily from financial instruments and security deposits entered into as part of long-term aircraft financing structures, long-term and short-term hedging and investing activities. Credit exposure is measured as the cost of replacing existing transactions should a counterparty default. A significant portion of credit risk arises from transactions that are guaranteed by Qantas as part of a long-term aircraft financing structure. The risk management policies of Qantas restrict dealings with financial institutions counterparties with certain minimum credit ratings and limits the maximum exposure (both in terms of the credit limit and daily settlement limit) to any one counterparty. Movements outside of these guidelines must be approved by the Board. There can be no assurance that Qantas will successfully manage its credit risk or that payment defaults by counterparties will not have a material adverse effect on the business, financial condition and financial performance of Qantas.

5.17 Attractiveness of Australia as a Tourist Destination

Incoming tourist traffic to Australia is an important driver of demand for the services of Qantas. Factors which reduce the relative attractiveness of Australia as a tourist destination may affect this demand and therefore have a material adverse effect on the business, financial condition and financial performance of Qantas.

5.18 Funding Requirements

Qantas expects to be able to fund certain expenditure outlined in Section 3 from a variety of sources, including the proceeds of the Entitlement Offer, future cash flows and debt funding. If, however, the future cash flows of Qantas are lower than expected, additional capital expenditure is required or Qantas

seeks to invest in other potential opportunities, additional debt or equity funding may be required. There can be no assurance that Qantas will be able to raise any such debt or equity funding on favourable terms or at all. If, for any reason, adequate funding is not available when needed, this could have a material adverse effect on the business, financial condition and financial performance of Qantas.

5.19 Substantial Shareholder – British Airways

British Airways beneficially owned, as at 20 August 2002, approximately 332.6 million Shares in Qantas, or approximately 21.3 percent of issued Share capital. British Airways has elected not to subscribe for any of its Entitlement under the Entitlement Offer. British Airways' shareholding in Qantas after completion of the Entitlement Offer will be between 19.0 percent and 19.2 percent depending on the number of New Shares issued under the Entitlement Offer. British Airways has stated that as at the date of this Prospectus it has no current intention to dispose of its shareholding and further that its shareholding in Qantas continues to form an important investment. A decision by British Airways to sell a portion or all of its shareholding in the future may negatively affect the share price of Qantas.

5.20 Joint Services Agreement with British Airways

Qantas derives benefits from its Joint Services Agreement (JSA) with British Airways which sets out the terms of a commercial alliance between the two airlines. In July 2003, the current ACCC authorisation of the JSA expires. There can be no assurance that the ACCC will re-authorise the JSA. If the JSA were terminated for any reason, it could have a material adverse effect on the business, financial condition and financial performance of Qantas.

5.21 Litigation Risk

Qantas has been served with more than 100 writs in Australia, and a smaller number of writs in New Zealand, the United Kingdom and Ireland alleging that passengers suffered Deep Vein Thrombosis on Qantas long-haul flights. The matters are currently before the courts and it is likely that they will take several years to be finalised through the initial and appeal processes. It can be expected that Qantas will receive further claims. If Qantas is found liable, the potential liability is substantially insured. However, Qantas is, at this stage, unable to quantify the potential business impact.

The builder of the Qantas Melbourne Domestic Terminal has taken action against Qantas in the Federal Court of Australia claiming that it suffered damages as a result of delays and variations to the works both before and during the building process. The liability issue was heard in mid-2001 and judgment has not yet been handed down.

The ACCC has commenced a prosecution against Qantas alleging breach of section 46 of the Trade Practices Act 1974 (TPA) in relation to action taken in response to the entry of Virgin Blue on the Brisbane/Adelaide route. Qantas denies that it breached the TPA and will defend the prosecution. The prosecution will take several years to be finalised through the initial and appeal processes. If Qantas is found to have breached the TPA, Qantas is, at this stage, unable to quantify the potential business impact.

The above summary is not exhaustive and prospective investors should read this Prospectus in its entirety and consult their stockbroker, solicitor, accountant or other professional adviser before deciding whether to apply for New Shares.



6. Taxation Implications

6.1 Introduction

The following is a general description of the Australian tax consequences for Shareholders in respect of exercising their Entitlement and acquiring and holding the New Shares.

Unless otherwise stated, the following comments assume you are a Qualifying Shareholder or an Institutional Shareholder who is an Australian resident individual for Australian tax purposes who will hold the New Shares on capital account.

If you are not an Australian resident for Australian tax purposes, you should obtain advice in relation to the tax consequences arising under the tax laws of your country of residence.

The Australian Parliament recently passed legislation that effectively rewrote Australia's dividend imputation rules with effect from 1 July 2002.

As at the date of this Prospectus, there are a number of anomalies in Australia's new imputation legislation. Where appropriate, we have indicated these anomalies below. In this respect, there is a general expectation that the Australian Government will address these anomalies through further legislative amendments (with effect from 1 July 2002). The Government has not as yet released the details of such further amendments.

The following comments are based on the law in effect as at the date of this Prospectus and the expected legislative amendments which would be effective from 1 July 2002. They are not intended to be an authoritative or complete statement of the law applicable to the particular circumstances of every Shareholder. Shareholders should obtain independent professional advice in relation to their own particular circumstances before investing.

6.2 Entitlement Offer

There should be no tax consequences to you in respect of you receiving your Entitlement under the Entitlement Offer. There should also be no tax consequences to you if you do not take up your Entitlement under the Entitlement Offer at all.

6.3 Acquiring New Shares

If you exercise your Entitlement and invest in New Shares in Qantas, for capital gains tax purposes, you will generally acquire your New Shares on the date that your Application is received by Qantas. This can be no later than the date that the New Shares are allotted to you. No capital gains tax liability will arise upon you exercising your Entitlement or upon you acquiring the New Shares.

For capital gains tax purposes, your cost base in the New Shares should generally be the amount you pay for the New Shares (assuming a proposed legislative amendment is made to correct a technical anomaly in the legislation).

6.4 Holding of New Shares

If you acquire New Shares, you may receive dividends in respect of those New Shares.

Whether you are an Australian tax resident individual, superannuation fund or company, you will generally be required to include in your assessable income both the amount of the dividends you receive and any attached franking credits.

However, you will generally receive a tax offset equal to the amount of the franking credits included in your assessable income. This tax offset may be used to reduce your tax liability on the dividends and other income.

If you are an individual or a superannuation fund, it is expected that you will be entitled to a refund of franking credits to the extent the franking credits attached to your dividends exceed the income tax that would have been payable by you. This was the case in respect of dividends paid in the period to 30 June 2002. However, the entitlement to claim a refund of excess franking credits in these circumstances has not been specifically provided for in the new imputation legislation which took effect from 1 July 2002. There is a general expectation that the legislation will be amended in respect of dividends paid from 1 July 2002 so as to specifically provide for a refund of excess franking credits in these circumstances.

If you are a company, you will not be entitled to a refund of, or entitled to carry forward, excess franking credits arising in a tax year. In addition, if you are a company, a franking credit will generally arise in your franking account equal to the franking credit attached to the dividend you receive.

The availability of franking credits in the period to 30 June 2002 was generally subject to a holding period rule, which broadly required that you hold the shares at risk for a minimum period of 45 days (excluding the dates of acquisition and disposal). If you are an individual or superannuation fund, you may apply a simplified version of the holding period rule.

The new imputation legislation does not clearly incorporate a holding period rule. However, there is a general expectation that the legislation will be amended such that the holding period rule will apply in respect of dividends paid from 1 July 2002.

In the event the dividends are unfranked, or are only partly franked, the unfranked component is included in your assessable income and taxed at your normal rate of tax. No tax offset or credit is available to you on the unfranked component.

6.5 Disposal of New Shares

If you are an individual, trust or complying superannuation fund and have held the New Shares for 12 months or longer at the time of disposal, then the discount capital gain method will normally apply to calculate any capital gain arising from the disposal of the New Shares.

Broadly, the discount capital gain method operates to include only one-half (if you are an individual or trust) or two-thirds (if you are a complying superannuation fund) of the nominal gain (being the capital proceeds less unindexed cost base) in your assessable income. However, the nominal gain must first be reduced by any capital losses available to you.

If, at the time of disposal, you have held the New Shares for less than 12 months, or you are not an individual, trust or complying superannuation fund, then the discount capital gain method is not available to you.

If the discount capital gain method is not available to you, the difference between the capital proceeds and the unindexed cost base (or reduced cost base) of the New Shares will give rise to a capital gain or loss for you, as appropriate.

A capital loss may only be used to offset capital gains derived by you in the same or subsequent year(s) of income. It cannot be offset against ordinary income or carried back to offset net capital gains of earlier income years.

6.6 Holding of New Shares by Non-Australian Residents

If you receive dividends and you are not an Australian tax resident, the dividends will generally be subject to withholding tax in Australia. The rate of withholding tax depends on whether Australia has a double tax treaty with the country in which you are resident.

In the period to 30 June 2002, dividends were not subject to Australian withholding tax to the extent the dividends were franked or paid out of a foreign dividend account. The new imputation legislation which took effect from 1 July 2002 did not specifically provide for an exemption from Australian dividend withholding tax for franked dividends or dividends paid out of a foreign dividend account. However, there is a general expectation that the legislation will be amended to ensure that dividends paid from 1 July 2002 will be exempt from Australian withholding tax to the extent that the dividends are franked or paid out of a foreign dividend account.

6.7 Disposal of New Shares by Non-Australian Residents

If you are not an Australian tax resident, your disposal of the New Shares will generally not have any Australian capital gains tax consequences unless you and your associates beneficially owned at least 10 percent by value of the Shares in Qantas at any time in the five years immediately preceding the disposal.

7. Additional Information



7.1 Underwriting Agreements

Pursuant to the Underwriting Agreements between Qantas and the Joint Lead Managers dated 21 August 2002 and 23 August 2002, the Joint Lead Managers have severally agreed to each procure subscribers for or to subscribe for itself one third of the number of New Shares at the Issue Price that would raise gross proceeds of:

(a) $600 million under the Institutional Entitlement Offer; and

(b) the amount of any shortfall (after scale back) under the Retail Entitlement Offer (not to exceed $100 million).

The Underwriting Agreement dated 21 August 2002 also provides that the Joint Lead Managers will jointly manage the Offer.

The Underwriting Agreement dated 21 August 2002 contains various representations and warranties and imposes various obligations on Qantas, including to ensure that the prospectus for each of the Retail Entitlement Offer and the Institutional Entitlement Offer complies with the Corporations Act and any other applicable laws and to conduct the Offer in accordance with the agreed timetable, ASX Listing Rules, the waiver granted by ASX, the Corporations Act, the prospectus for each of the Retail Entitlement Offer and the Institutional Entitlement Offer and any applicable laws.

The Underwriting Agreement dated 21 August 2002 imposes an obligation on Qantas to not (without the consent of each Joint Lead Manager) allot or agree to allot any shares or other securities that are convertible or exchangeable into equity of Qantas (or certain material Subsidiaries) other than pursuant to the Offer, the Underwriting Agreements, either the prospectus for the Retail Entitlement Offer or the Institutional Entitlement Offer, the international offer documents, an employee incentive plan, a dividend reinvestment plan or a bonus share plan, for 90 days after the date of the Underwriting Agreement dated 21 August 2002.

The Joint Lead Managers will receive (in equal proportions) a fee of $14 million. In addition, the Joint Lead Managers will receive:

(a) an underwriting fee equal to 2% of the amount raised under the Institutional Entitlement Offer in excess of $600 million;

(b) an incentive fee equal to the "Agreed Percentage" (that is, a percentage which is dependent upon the Issue Price) of the gross proceeds of the Institutional Entitlement Offer; and

(c) a management fee equal to 0.5% of the gross proceeds of the non-underwritten portion of the Retail Entitlement Offer.

Qantas indemnifies each Joint Lead Manager and their related bodies corporate (as defined in the Corporations Act) and their directors, officers, employees and advisers, against all damage, loss, cost, expense or liability directly or indirectly suffered by any of them, arising out of or in connection with the appointment of the Joint Lead Managers pursuant to the Underwriting Agreements. This indemnity is subject to exclusions for liability arising from, amongst other things, fraud, gross negligence, misconduct and breach of the Underwriting Agreements.

A Joint Lead Manager may terminate its obligations under either or both of the Underwriting Agreements upon the occurrence of a number of events on or before settlement of the New Shares issued under the Institutional Entitlement Offer. The various termination events are:

(a) ASX indicating that it does not intend to grant unconditional approval (or conditional approval, provided such condition would not, in the reasonable opinion of the Joint Lead Managers, have a material adverse effect on the success of the Institutional Entitlement Offer) for official quotation of the New Shares issued pursuant to the Institutional Entitlement Offer;

(b) ASIC issuing an order under section 739(1) of the Corporations Act or an interim order under section 739(3) or ASIC applying for an order under sections 1324B or 1325 in relation to the prospectus relating to the Retail Entitlement Offer or the prospectus relating to the Institutional Entitlement Offer (or certain other offer documents given to investors), or Qantas, and the application not being dismissed or withdrawn;

(c) Qantas failing to lodge this Prospectus with ASIC on or before the date specified in the agreed timetable;

(d) Qantas failing to provide the Joint Lead Managers with an electronic copy of the

international offer documents on or before the date specified in the agreed timetable; or

(e) trading in Shares on ASX being suspended for more than three consecutive Business Days, or Shares ceasing to be quoted on ASX,

the following events do not entitle a Joint Lead Manager to terminate its obligations under an Underwriting Agreement unless in the reasonable opinion of the Joint Lead Manager, the event has, or is likely to have, a material adverse effect on the marketing, success or acceptability of the Offer prior to the settlement of the New Shares issued under the Institutional Entitlement Offer or there is a reasonable possibility of material liability for the Joint Lead Manager under the Corporations Act or any other applicable law:

(f) Qantas failing to perform or observe any of its material obligations under that Underwriting Agreement and, following notice to Qantas by a Joint Lead Manager, that failure not being remedied to the satisfaction of the Joint Lead Manager;

(g) any person whose consent to being named in the Prospectus, or to the issue of the prospectus relating to the Retail Entitlement Offer or the prospectus relating to the Institutional Entitlement Offer (or certain other offer documents given to investors), is required by section 716 or 720 of the Corporations Act or otherwise who has previously consented to being named or to the issue of the prospectus relating to the Retail Entitlement Offer or the prospectus relating to the Institutional Entitlement Offer (or other offer documents given to investors) (other than the Joint Lead Manager) withdrawing such consent;

(h) Qantas withdrawing the Prospectus or the international offer documents;

(i) a supplementary prospectus or a replacement prospectus being required to be lodged under section 719 of the Corporations Act;

(j) except as disclosed in the Prospectus (or certain other offer documents given to investors), there is a material adverse change, or development involving a prospective material adverse change, in the condition, financial or otherwise, or on the assets, earnings, business or operations of Qantas together with its related bodies corporate (as defined in the Corporations Act);

(k) the occurrence of any material adverse change in or material disruption to the political or economic conditions or financial markets in Australia, the United Kingdom or the United States of America or any change or development involving a prospective material adverse change in the political, financial or economic conditions of Australia, the United Kingdom or the United States of America;

(l) the occurrence of:
  (i) any aircraft operations related accident during the course of passenger carrying activities, that results in the loss of a jet aircraft hull owned and operated by Qantas; or
  (ii) any act of terrorism that results in substantial damage to a commercial passenger aircraft owned or operated by Qantas or a major airline or substantial damage to a major international airport or an Australian airport;

(m) without the prior written consent of the Joint Lead Managers, which consent will not be unreasonably withheld, Qantas (or certain of its material Subsidiaries) altering its share capital or its constitution;

(n) the introduction into the Parliament of the Commonwealth of Australia or any State or Territory of Australia a law or any new regulation being made under any law, or a government agency adopting a policy, or the announcement on behalf of the Government of the Commonwealth of Australia or any State or Territory of Australia or a government agency that such a law or regulation will be introduced or policy adopted (as the case may be) any of which would or would be likely to prohibit or regulate the Offer, capital issues or stock markets;

(o) the outbreak of hostilities, an escalation of existing hostilities or an act of terrorism occurs or substantial civil or political unrest occurs in any region of the world, whether war has been declared or not, involving in a material way one or more of Australia, the United States of America or the United Kingdom;

(p) a representation or warranty made or given by Qantas under that Underwriting Agreement proving to be untrue or incorrect;

(q) a contravention by Qantas (or certain of its material Subsidiaries) of any provision of its or their constitution, the Corporations Act or any requirement of ASX or any other applicable law; and

(r) the Dow Jones Industrial Average index or the S&P/ASX 200 index falling to a level which is greater than or equal to 10% below the level at which the index closed at the close of business in the United States on 20 August 2002 (and stays below that level for at least two consecutive business days).

If one Joint Lead Manager terminates its obligations under an Underwriting Agreement, one or both of the remaining Joint Lead Managers may elect to take up the rights and obligations of the Joint Lead Manager under that Underwriting Agreement and if no other Joint Lead Manager so elects, Qantas can terminate that Underwriting Agreement. Qantas can also terminate an Underwriting Agreement if at any time a Joint Lead Manager has a right to terminate that Underwriting Agreement because of one of the events described above that does not arise from an action or omission by or within the control of Qantas.

7.2 Reporting and Disclosure Obligations

Qantas is a disclosing entity under section 111AC(1) of the Corporations Act and is therefore subject to regular reporting and disclosure obligations under the Corporations Act and ASX Listing Rules.

These obligations require ASX to be continuously notified of information about specific events and matters as they arise for the purpose of ASX making the information available to the stock market conducted by ASX. In particular, Qantas has an obligation under ASX Listing Rules (subject to certain limited exceptions) to notify ASX immediately of any information concerning Qantas, of which it becomes aware, which a reasonable person would expect to have a material effect on the price or value of its Shares. Qantas is also required to prepare and lodge with ASIC both yearly and half yearly financial statements accompanied by a Directors' statement and report and an audit or review report. All announcements made by Qantas are available from ASX.

7.3 Availability of Documents Lodged with ASIC

Copies of documents lodged by Qantas with ASIC may be obtained from, or inspected at, an office of ASIC.

7.4 Other Documents

The Qantas Share Registry will provide a free copy of any of the following documents to any person who requests a copy during the application period in relation to this Prospectus:

- the financial statements of Qantas for the year ended 30 June 2001 (being the most recent annual financial report lodged with ASIC by Qantas before the lodgement of this Prospectus with ASIC);
- the financial statements of Qantas for the six months ended 31 December 2001 (being the most recent half yearly financial report lodged with ASIC by Qantas before the lodgement of this Prospectus with ASIC);
- the Full Year Profit Announcement lodged with ASX on 21 August 2002 containing the preliminary final report for Qantas for the year ended 30 June 2002; and
- any other document or financial statement lodged by Qantas with ASIC or ASX under the continuous disclosure reporting requirements in the period after the lodgement of the annual financial report for the year ended 30 June 2001 and before the lodgement of this Prospectus with ASIC.

Documents can be obtained from the Qantas Share Registry by calling 1800 177 747 (within Australia) or +61 2 8280 7390 (within New Zealand) between 8:30am and 5:30pm (AEST) Monday to Friday.

All documents referred to above are separate documents to this Prospectus and are not incorporated by reference in this Prospectus.

7.5 Consents to be Named

None of the parties referred to below has made any statement that is included in this Prospectus or any statement on which a statement made in this Prospectus is based, other than as specified below. Each of these parties, to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any statements in or omissions from this Prospectus, other than the reference to its *name or a statement included in this Prospectus* with the consent of that party as specified below:

- Macquarie Equity Capital Markets Limited has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named;
- Salomon Smith Barney Australia Securities Pty Limited has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named;
- UBS Warburg Australia Limited has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named;
- Blake Dawson Waldron has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named;
- KPMG has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named;
- British Airways has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named and specifically consents to the statements in Section 1.5 and Section 5.19; and
- Air New Zealand has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named and specifically consents to the statement in Section 3.4.

7.6 Interests of Advisers

Macquarie Equity Capital Markets Limited has acted as a Joint Lead Manager and Underwriter for the Offer and is entitled to receive the fees and commissions described in Section 7.1.

Salomon Smith Barney Australia Securities Pty Limited has acted as a Joint Lead Manager and Underwriter for the Offer and is entitled to receive the fees and commissions described in Section 7.1.

UBS Warburg Australia Limited has acted as a Joint Lead Manager and Underwriter for the Offer and is entitled to receive the fees and commissions described in Section 7.1.

Blake Dawson Waldron has acted as Australian legal adviser to Qantas and has or will receive professional fees to the date of the Offer of approximately $450,000 for legal work undertaken by it in connection with the Offer, of which approximately $250,000 relates to the Retail Entitlement Offer (including this Prospectus) and approximately $150,000 relates to the Institutional Entitlement Offer.

KPMG has acted as accounting adviser to Qantas and has or will receive professional fees of approximately $137,500 for accounting work undertaken by it in connection with the Entitlement Offer (including this Prospectus).

Except as set out in this Prospectus, no:

- person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus; or
- Joint Lead Manager,

holds at the time of lodgement of this Prospectus with ASIC, or has held in the two years before lodgement of this Prospectus with ASIC, an interest in:

- the formation or promotion of Qantas;
- the Offer; or
- any property acquired or proposed to be acquired by Qantas in connection with its

formation or promotion or in connection with the Offer.

Other than as set out in this Prospectus, no one has paid or agreed to pay or given or agreed to give any benefit to such persons in connection with the formation or promotion of Qantas or the Offer.

7.7 Directors' Interests

Other than as set out in this Prospectus, no Director or proposed Director holds, at the time of lodgement of this Prospectus with ASIC, or has held in the two years before lodgement of this Prospectus with ASIC, an interest in:

- the formation or promotion of Qantas;
- the Offer; or
- any property acquired or proposed to be acquired by Qantas in connection with its formation or promotion or in connection with the Offer.

Other than as set out in this Prospectus, no one has paid or agreed to pay any amount and no one has given or agreed to give any benefit to any Director or proposed Director:

- to induce them to become, or qualify as, a Director; or
- for services provided by them in connection with the formation or promotion of Qantas or the Offer.

The Directors of Qantas have relevant interests in the following securities of Qantas:

	Shares[1]	Options[2]
Margaret Jackson	117,284	–
Geoff Dixon	14,504	2,045,000
Peter Gregg	4,292	838,000
Mike Codd	9,376	–
Trevor Eastwood	11,857	–
Jim Kennedy	1,975	–
Trevor Kennedy	122,750	–
Roger Maynard	–	–
John Schubert	30,975	–
Nick Tait	–	–

NOTE:
1 Includes Shares held directly and indirectly.
2 The options referred to are entitlements granted under employee share schemes.

The non-executive Directors are paid for their services as Directors, remuneration which must not exceed in aggregate a maximum fixed sum, which is approved by Shareholders at a general meeting (and must not be a commission on, or percentage of, profits or operating revenue). The current maximum aggregate amount which Shareholders have approved to be paid as fees to the non-executive Directors is $1.1 million per annum. This amount was approved by Shareholders at the 1999 annual general meeting. The Chairman is paid an annual fee of $280,000 (in addition to superannuation and travel benefits). Non-executive Directors are paid annual base fees of $70,000 each together with committee fees (in addition to superannuation and travel benefits). The remuneration of the executive Directors will be fixed by the Directors and may consist of salary, bonuses or any other elements (but must not be a commission on, or percentage of, profits or operating revenue).

Qantas, to the extent permitted by law, indemnifies every officer of Qantas (and may indemnify any auditor of Qantas) against any liability incurred by the person, in the relevant capacity, to another person unless the liability arises out of conduct involving lack of good faith. Qantas may also make a payment in relation to legal costs incurred by these persons in defending an action for a liability, or resisting or responding to certain legal action.

7.8 ASX Relief

ASX has granted Qantas the following waivers in relation to the Entitlement Offer:

- ASX Listing Rule 7.1 and ASX Listing Rule 10.11 have been waived to permit the Entitlement Offer to proceed without a requirement to obtain Shareholder approval and Qantas to treat any New Shares issued under the Entitlement Offer (including to an underwriter) as shares issued under a "pro-rata issue" or to an underwriter of a pro-rata issue as the case may be;
- the waivers from ASX Listing Rule 7.1 and ASX Listing Rule 10.11 are subject to the following conditions:
  - there is a Record Date for the Entitlement Offer;
  - on or before the Record Date, Shareholders who are believed by the Joint Lead Managers

to be exempt investors in accordance with Chapter 6D of the Corporations Act (called "Sophisticated Investors" and "Professional Investors" within the meanings of sections 708(8) and 708(11) respectively of the Corporations Act may be invited by the Joint Lead Managers to participate in a bookbuild process for a number of New Shares at least equal to their pro-rata allocation of the Entitlement Offer;

- New Shares not taken up by Institutional Shareholders are offered to other Institutional Shareholders, exempt investors who are not Shareholders and selected Participating Organisations of ASX in Australia (which, in turn, may grant allocations to their clients) on or before the Record Date;

- Institutional Shareholders who sell down their shareholdings before the Record Date have their pro-rata allocations reduced accordingly;

- all Shareholders, who have not been previously offered participation in the Institutional Entitlement Offer are offered a number of New Shares at least equal to their pro-rata allocation of the Entitlement Offer, unless ASX Listing Rule 7.7.1 would permit Qantas not to include them in the pro-rata offer;

- all Shares offered under the Entitlement Offer are offered at the same price and Entitlement; and

- related parties (as defined in the ASX Listing Rules) may participate provided that they do not participate in excess of their pro-rata Entitlement;

- the waivers set out the arrangements for dealing with shareholdings registered in the name of a nominee. In particular, a nominee Shareholder is treated as a separate holder in respect of Shares held for each of one or more Institutional Shareholders and Shares held for persons other than Institutional Shareholders (and accordingly, may participate in respect of Shares held as nominee for Institutional Shareholders and Retail Entitlement Offers in respect of Shares held as nominee for other persons). Institutional Entitlement Offers will be treated as being made to the nominee and therefore to an Institutional Shareholder for whom it holds, even where made directly to the Institutional Shareholder for whom it holds;

- the waivers also allow Qantas to ignore, subject to any requirements of ASX, for the purposes of determining those entitled to receive Entitlements under the Entitlement Offer, changes in shareholdings which occur after the announcement of the trading halt in Qantas Shares on 20 August 2002 (other than registrations of transactions which were effected through SEATS before the announcement) ("post ex date transactions"). Transactions ignored under this provision are not to be considered in determining Shareholders and shareholdings as at 5:00pm (AEST) on the Record Date, for the purposes of the Offer and references to Shareholders and shareholdings are to be read accordingly; and

- ASX Listing Rule 3.20 has been waived to the extent necessary to permit Qantas to give the market less than seven Business Days notice of the Record Date on condition the Entitlement Offer timetable is acceptable to ASX.

7.9 Consents to Lodgement

Each Director of Qantas has consented to the lodgement with ASIC of this Prospectus and has not withdrawn his or her consent prior to lodgement.

8. Glossary





8. Glossary

The following is a glossary of the terms used in this Prospectus:

$ or **cents**	Australian currency
ACCC	Australian Competition and Consumer Commission
AEST	Australian Eastern Standard Time
Aircraft Operating Costs	Includes aircraft fuel, landing fees, en-route navigation charges, maintenance and overhaul, technical crew, cabin crew and ground handling
Applicant	A person who makes and submits an Application
Application	An application made on the conditions set out in this Prospectus by using an Entitlement Form to apply for a specified number of New Shares
Application Monies	The monies payable on Application, being the product of multiplying the number of New Shares applied for by the Issue Price of $4.20
ASIC	Australian Securities and Investments Commission
ASKs	Available Seat Kilometres – the total number of seats available for passengers, multiplied by the number of kilometres flown
ASX	Australian Stock Exchange Limited (ABN 98 008 624 691) or the market conducted by it
ASX Listing Rules	The listing rules of ASX
Board	The board of directors of Qantas from time to time
British Airways	British Airways plc and, where the context requires, its wholly-owned subsidiaries
Business Day	Has the same meaning as in the ASX Listing Rules
CHESS	Clearing House Electronic Subregister System
Closing Date	The last day on which Entitlement Forms will be accepted being 5:00pm (AEST) on 27 September 2002 (subject to variation)
Constitution	The constitution of Qantas
Corporations Act	The Corporations Act 2001 of Australia
Director	A director of Qantas
Dividend Reinvestment Plan	The plan under which Shareholders can elect to apply their dividends to pay for additional Shares
EBIT	Earnings before interest and tax
Entitlement	The entitlement of a Qualifying Shareholder or an Institutional Shareholder to 1 New Share for every 8.2 Shares in Qantas held at 5:00pm (AEST) on the Record Date by that Qualifying Shareholder or Institutional Shareholder
Entitlement Form	Each personalised form accompanying this Prospectus upon which an Application for New Shares must be made under the Retail Entitlement Offer
Entitlement Offer	The offer of up to approximately 191 million New Shares comprising the Retail Entitlement Offer and the Institutional Entitlement Offer
Full Year Profit Announcement	Appendix 4B (preliminary final report) lodged with ASX on 21 August 2002
Half Year Profit Announcement	Appendix 4B (half yearly report) lodged with ASX
Institutional Entitlement Offer	As described in Section 1.2.2

Institutional Shareholder	Each Shareholder who received (directly or through nominees) an Institutional Entitlement Offer (whether or not they accepted that offer)
Issue Price	The price payable for each of the New Shares under the Entitlement Offer, being $4.20
Joint Lead Managers	Macquarie, Salomon Smith Barney and UBS Warburg acting as joint lead managers and Underwriters
Macquarie	Macquarie Equity Capital Markets Limited (ABN 60 001 374 572)
New Shares	The Shares issued pursuant to the Entitlement Offer
Offer	The Entitlement Offer
Participating Organisation	Has the meaning given in the business rules of ASX
Passenger Yield	Passenger revenue from scheduled operations divided by RPKs
Prospectus	This Prospectus dated 23 August 2002
Qantas	Qantas Airways Limited (ABN 16 009 661 901) and, where the context requires, its Subsidiaries
Qualifying Shareholders	Shareholders as at 5:00pm (AEST) on the Record Date with registered addresses in Australia and New Zealand, other than Institutional Shareholders (and nominees for such Institutional Shareholders, in respect of Shares held for those Institutional Shareholders) and those acting for the account or benefit of US persons, except to the extent that persons who would otherwise be Shareholders hold Shares pursuant to post ex date transactions and Qantas elects to ignore those transactions in determining Shareholders and shareholdings (in the manner described in Section 7.8)
Record Date	23 August 2002
Retail Entitlement Offer	As described in Section 1.2.1
Revenue Seat Factor	Percentage of total passenger capacity actually utilised by paying passengers
RPKs	Revenue Passenger Kilometres – the number of paying passengers carried, multiplied by the number of kilometres flown
Salomon Smith Barney	Salomon Smith Barney Australia Securities Pty Limited (ABN 64 003 114 832)
Section	Refers to a section in this Prospectus
Share	A fully paid ordinary share in Qantas
Shareholders	The persons registered in the register of shareholders as the holders of the Shares from time to time
Subsidiary	Has the meaning given in the Corporations Act
TPA	Trade Practices Act 1974
UBS Warburg	UBS Warburg Australia Limited (ABN 40 008 582 705)
Underwriters	Macquarie, Salomon Smith Barney and UBS Warburg
Underwriting Agreements	The underwriting agreements dated 21 August 2002 and 23 August 2002 between Qantas and the Joint Lead Managers for the underwritten component of the Entitlement Offer
US person	Has the meaning provided in Regulation S under the US Securities Act
US Securities Act	The United States Securities Act of 1933, as amended

Corporate Directory

QANTAS AIRWAYS LIMITED
Registered Office
Qantas Centre
Level 9, Building A
203 Coward Street
Mascot NSW 2020

Telephone: +61 2 9691 3636
Facsimile: +61 2 9691 3339

JOINT LEAD MANAGERS AND UNDERWRITERS
Macquarie Equity Capital Markets Limited
1 Martin Place
Sydney NSW 2000

Salomon Smith Barney Australia Securities Pty Limited
Citigroup Centre
2 Park Street
Sydney NSW 2000

UBS Warburg Australia Limited
Level 25, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

STATUTORY AUDITOR AND ACCOUNTING ADVISER TO QANTAS
KPMG
The KPMG Centre
45 Clarence Street
Sydney NSW 2000

AUSTRALIAN LEGAL ADVISER TO QANTAS
Blake Dawson Waldron
Level 41, Grosvenor Place
225 George Street
Sydney NSW 2000

QANTAS SHARE REGISTRY
Level 8
580 George Street
Sydney NSW 2000

Freecall: 1800 177 747
International: +61 2 8280 7390


QANTAS

Media Release

QANTAS AND SYDNEY AIRPORT REACH AGREEMENT ON USE OF FORMER ANSETT TERMINAL

SYDNEY, 23 August 2002: Qantas today announced that it had reached an agreement with Sydney Airport Corporation Ltd. for the use of the former Ansett terminal.

The agreement covers use of part of Pier B of the terminal on a first right basis in accordance with the principles of common use gate allocation.

Qantas operations at the former Ansett terminal are expected to commence by mid September.

Qantas Chief Executive Officer Geoff Dixon welcomed the agreement.

"We will use gates at the former Ansett terminal primarily as a base for our leisure operations, including Boeing 717 aircraft within the QantasLink fleet," Mr Dixon said.

"This is in line with our strategy to segment our flying business to align costs and revenues in particular markets.

"Specifically, we will use all economy class aircraft on leisure routes that have little or no demand for business travel. At the same time, we will expand our successful City***flyer*** service and these services will continue to operate from our own domestic terminal."

Mr Dixon said Qantas was continuing with plans to extend its own domestic terminal.

"Earlier this week, the Qantas Board approved the allocation of over $100 million for this expansion," Mr Dixon said.

Qantas plans to replace an existing maintenance hangar, Hangar 96, with three gates for wide-bodied aircraft. In addition, Qantas will build a link from the western end of the Qantas domestic terminal, across the former Australian Airlines site to the common use area at the former Ansett terminal.

Issued by Qantas Public Affairs (Q2762)
Media Enquiries: Judith Maher - Telephone 02 9691 3877

Appendix 3B

New Issue Announcement, Application for Quotation of Additional Securities and Agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Qantas Airways Limited (ABN 16 009 661 901) gives the ASX the following information:

Part 1 - All issues

1	Class of securities issued or to be issued	Ordinary shares.
2	Number of securities issued or to be issued (if known) or maximum number which may be issued	142,478,816 shares will be issued on 5 September 2002 pursuant to the Institutional Entitlement Offer.
3	Principal terms of the securities	N/A
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?	Yes.
5	Issue price or consideration	A$4.20 per new share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The proceeds of the issue will be used by Qantas to support its capital expenditure program and help fund other potential investment opportunities that may arise.
7	Dates of entering securities into uncertificated holdings or despatch of certificates	The new shares will be issued and allotted on 5 September 2002. Holding statements are expected to be despatched by 9 September 2002.

8 Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class
1,706,337,573	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
US$175,000,000	144a 30 June 2003 US Issue
US$350,000,000	144a 15 June 2009 US Issue
A$200,000,000	Fixed Rate Medium Term Note, maturing 31 October 2003
A$20,000,000	Fixed Rate Medium Term Note, maturing 15 March 2007
A$100,000,000	Fixed Rate Medium Term Note, maturing 15 October 2007

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Identical to the current policy.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	No.
12	Is the issue renounceable or non-renounceable?	Non-renounceable.
13	Ratio in which the securities will be offered	1 new share will be offered for every 8.2 ordinary shares held.
14	Class of securities to which the offer relates	Ordinary shares.
15	Record date to determine entitlements	5.00pm (AEST) on 23 August 2002.
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Yes.
17	Policy for deciding entitlements in relation to fractions	Round up to the nearest whole share.
18	Names of countries in which the entity has security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Qantas has determined not to make offers outside Australia and New Zealand except to "institutional" shareholders.
19	Closing date for receipt of acceptances or renunciations	23 August 2002 (in respect of the Institutional Entitlement Offer).

20	Names of any underwriters	Macquarie Equity Capital Markets Limited (ABN 60 001 374 572); Salomon Smith Barney Australia Securities Pty Limited (ABN 64 003 114 832); and UBS Warburg Australia Limited (ABN 40 008 582 705), and their related bodies corporate.
21	Amount of any underwriting fee or commission	In respect of the Institutional Entitlement Offer, the underwriters will receive (in equal proportions) a fee equal to the 2% of the "underwritten amount" (being A$600 million).
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	N/A
25	If the issue is contingent on security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	21 August 2002 (in respect of the Institutional Entitlement Offer).
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do security holders sell their entitlements *in full* through a broker?	N/A
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

32	How do security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	Despatch date	N/A

Part 3 - Quotation of securities

34 Type of securities

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

All entities

Fees

43 Payment method (tick one)

☒ By Cheque (upon receipt of tax invoice)

Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation Agreement

1 +Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those securities should not be granted quotation.
- An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.

- Section 724 of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737 or

738 of the Corporations Act at the time that we request that the securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Brett Johnson
General Counsel & Company Secretary
Date: 26 August 2002

General Counsel
Brett Johnson


QANTAS

27 August 2002

The Manager - Announcements
Companies Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000
Facsimile: 1 300 300 021

Non-Renounceable Pro-rata Entitlement Offer of Qantas Shares (Entitlement Offer) – Documentation Sent to Qualifying Shareholders

Pursuant to Listing Rule 3.17, attached is a sample of the Chairman's Letter sent to qualifying shareholders regarding the Entitlement Offer.

Yours faithfully

Brett Johnson
General Counsel

Chairman
Margaret Jackson


QANTAS

26 August 2002

IMPORTANT INFORMATION
Non-Renounceable Pro-rata Entitlement Offer of Qantas Shares (Entitlement Offer)

Dear Shareholder

On 23 August 2002, Qantas announced the final details of an Entitlement Offer to raise up to A$800 million. The proceeds will be used by Qantas to support its capital expenditure program and help fund other potential investment opportunities that may arise.

Under the Entitlement Offer, Qantas offers qualifying shareholders an entitlement to subscribe for 1 new ordinary share for every 8.2 shares held as at 5:00pm (AEST) on 23 August 2002 (Record Date). Each new share will be issued at A$4.20 per share.

Details of your entitlement to participate in the Entitlement Offer, together with a Prospectus for the Entitlement Offer will be forwarded to you during the week ending 6 September 2002. If you wish to apply for new shares in Qantas pursuant to the Entitlement Offer, you must complete your personalised Entitlement Form that will accompany your copy of the Prospectus. **The Entitlement Offer is scheduled to open on 9 September 2002 and Entitlement Forms along with your accompanying payment will need to be received by the Qantas Share Registry by 5:00pm (AEST) on 27 September 2002.**

Should you have any questions prior to receiving your copy of the Prospectus, please contact the Qantas Share Registry on 1800 177 747 (within Australia) or +61 2 8280 7390 (within New Zealand) between 8:30am and 5:30pm (AEST) Monday to Friday.

The Prospectus may be viewed online in read-only format, without any Entitlement Form, on the Qantas website at www.qantas.com.

Yours sincerely

Margaret Jackson
Chairman


QANTAS

Media Release

PAUL ANDERSON JOINS QANTAS BOARD

SYDNEY, 3 September 2002: Qantas Chairman Margaret Jackson today announced the appointment of Paul Anderson as a non-executive Director of the Board of Qantas Airways Limited.

Mr Anderson will fill a casual vacancy on the Qantas Board.

Ms Jackson said Mr Anderson, who takes up the position immediately, had outstanding management and operational skills with an extraordinary record as a senior executive in the international mining and energy industries.

Mr Anderson is currently a non-executive Director of BHP Billiton having served as Managing Director and Chief Executive Officer of that company and its predecessor, The Broken Hill Proprietary Company Limited, from 1998 to July 2002.

He was previously President and Chief Operating Officer of Duke Energy Corporation; President, Chairman and Chief Executive Officer of PanEnergy Corporation; and a Director of Kerr-McGee Corporation, Baker Hughes Incorporated, TEPPCO Partners, LP and Petrolane Partners, LP.

Mr Anderson is currently a non-executive Director of Temple-Inland Inc, serves on the Advisory Board of Stanford University Graduate School of Business and is a Global Counsellor for The Conference Board. He also serves on the Board of the Business Council of Australia.

Ms Jackson said she was delighted that Mr Anderson was joining Qantas and that his experience would complement the diverse range of corporate skills of the other 10 Board members.

Issued by Qantas Public Affairs (Q2769)
Media Enquiries: Michael Sharp – Telephone (02) 96913469

Rule 3.19A.1

AUSTRALIAN STOCK EXCHANGE

QAN000522

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QANTAS AIRWAYS LIMITED**
ABN	**16 009 661 901**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Paul Milton Anderson
Date of appointment	2 September 2002

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: in the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
25,000 Ordinary Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

General Counsel
Brett Johnson


QANTAS

13 September 2002

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000
Facsimile: 1300 300 021

Dear Sir

2002 Notice of Annual General Meeting

As required by Listing Rule 3.17, attached is a copy of the 2002 Notice of Annual General Meeting and the 2002 Proxy Form.

Yours faithfully

Brett Johnson
General Counsel

2002 Notice of Meeting



The Spirit of Australia


QANTAS


QANTAS

General Counsel &
Company Secretary

Brett Johnson


QANTAS

10 September 2002

Dear Shareholder

2002 ANNUAL GENERAL MEETING

The 2002 Annual General Meeting (AGM) of Qantas Airways Limited is to be held at 2:00pm on Thursday 17 October 2002 in the Grand Ballroom of the Burswood Convention Centre, Perth. The formal Notice of Meeting is attached.

Qantas has many shareholders around Australia. To provide an opportunity for the maximum number of shareholders to attend an AGM, Qantas holds its Meeting in a different State each year. The AGM was last held in Perth in 1997. The 2001 AGM was held in Melbourne.

BUSINESS

1. Consideration of Reports

The Financial Report, the Directors' Report and the Independent Auditor's Report for the year ended 30 June 2002 will be presented for consideration.

Shareholders have received an Annual Report which includes a Concise Financial Report for the year ended 30 June 2002. Any shareholder wishing to receive a copy of the full Financial Report, which will be presented at the Meeting, should contact the Qantas Share Registry. The Qantas Share Registry will mail you a copy at no charge.

2. Questions and Comments

Following the Consideration of Reports, the Chairman will give shareholders a reasonable opportunity to ask questions about or comment on the management and audit of Qantas.

3. Election of Directors

3.1 Trevor Kennedy

Trevor Kennedy retires by rotation and, being eligible, offers himself for re-election as a Non-Executive Director.

Trevor Kennedy was appointed to the Board in April 1994.

Trevor Kennedy is Chairman of Oil Search Limited, Commsoft Group Limited and Cypress Lakes Group Limited and Deputy Chairman of CTI Logistics Limited. He is a Director of several other public and private companies including Qantas Superannuation Limited, Downer EDI Limited, FTR Holdings Limited and RG Capital Radio Limited.

Trevor Kennedy was formerly Managing Director of Consolidated Press Holdings Limited, a Director of OzEmail Limited and has previously served on a number of other Boards and State and Federal Government authorities.

The Directors (with Trevor Kennedy absent and not voting) recommend that you vote in favour of this Ordinary Resolution.

3.2 John Schubert

John Schubert retires by rotation and, being eligible, offers himself for re-election as a Non-Executive Director.

John Schubert was appointed to the Board in October 2000.

John Schubert is the Deputy Chairman of Commonwealth Bank of Australia, a Director of BHP Billiton Limited, BHP Billiton Plc and Hanson Plc (a UK construction materials company), Chairman of the Advisory Board of Worley Limited and G2 Therapies Limited, President of the Business Council of Australia, a Director of Australian Graduate School of Management Limited, Great Barrier Reef Research Foundation, Salvation Army Advisory Board and Opera Australia National Foundation. He is also a member of the Safety, Environment & Security Committee.

He was appointed Managing Director and Chief Executive Officer of Pioneer International Limited in July 1993, a position he held until the company merged with Hanson Plc in May 2000.

The Directors (with John Schubert absent and not voting) recommend that you vote in favour of this Ordinary Resolution.

3.3 Paul Anderson

Paul Anderson was appointed by the Directors as a Non-Executive Director on 2 September 2002 pursuant to clause 6.5(a) of the Qantas Constitution.

Paul Anderson retires as required by clause 6.5(b) of the Qantas Constitution and, being eligible, offers himself for election as a Non-Executive Director.

Paul Anderson is currently a Non-Executive Director of BHP Billiton Limited and BHP Billiton Plc having served as Managing Director and Chief Executive Officer of those companies and their predecessor, The Broken Hill Proprietary Company Limited, from 1998 to July 2002. He was previously President and Chief Operating Officer of Duke Energy Corporation and President, Chairman and Chief Executive Officer of PanEnergy Corporation and a Director of Kerr-McGee Corporation, Baker Hughes Incorporated, TEPPCO Partners, LP and Petrolane Partners, LP. He is also a Non-Executive Director of Temple-Inland Inc, serves on the Advisory Board of Stanford University Graduate School of Business and is a Global Counsellor for The Conference Board. He also serves on the Board of the Business Council of Australia.

The Directors (with Paul Anderson absent and not voting) recommend that you vote in favour of this Ordinary Resolution.

4. Non-Executive Directors' Fees

The current maximum aggregate amount which shareholders have approved to be paid as fees to the Non-Executive Directors is $1,100,000 per annum. This amount was approved by shareholders at the 1999 AGM.

The Chairman is paid an annual fee of $280,000. Non-Executive Directors are each paid an annual base fee of $70,000. In recognition of the additional workload:

i. Non-Executive Directors who also act as Chairmen of any of the Qantas Committees are paid an additional annual fee of $17,500; and
ii. Non-Executive Directors who are also members of any of the Qantas Committees are paid an additional annual fee of $10,500.

The Chairman receives no additional fees for Committee work.

Based on a full complement of 10 Non-Executive Directors, total annual fees payable to Non-Executive Directors would be $1,029,000.

Non-Executive Directors also receive travel benefits and the minimum statutory superannuation entitlement.

Clause 6.7(a) of the Qantas Constitution provides that the remuneration of Non-Executive Directors may not exceed in aggregate in any year the amount determined by shareholders. Clause 6.7(b)(2)(A) provides that this amount may be divided among the Non-Executive Directors in the manner and in the proportion determined by the Directors.

Australian Stock Exchange Listing Rule 10.17 provides that a listed company must not, without shareholder approval, increase the total amount of non-executive directors' fees.

Pursuant to clause 6.7(a) of the Qantas Constitution and Listing Rule 10.17, shareholder approval is sought to increase the maximum aggregate amount which can be paid as fees to the Non-Executive Directors from $1,100,000 to $1,500,000 per annum.

Qantas has undertaken a review of the fees paid to non-executive directors by other major Australian listed companies to ensure that they are competitive so as to attract and retain high calibre Directors.

Increasing the maximum amount payable will give the Board the ability over the next two to three years to increase Non-Executive Directors' Fees in line with market conditions. It will also allow the Board to possibly expand the membership of Committees.

Voting on the Ordinary Resolution

In accordance with the Listing Rules, Qantas will disregard any votes cast on this Ordinary Resolution by Directors and their associates.

However, Qantas need not disregard a vote if it is cast by:

i. a person as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or
ii. the person chairing the Meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

5. Qantas Deferred Share Plan

Qantas seeks shareholder approval for the introduction of the Qantas Deferred Share Plan (Plan).

Shareholders approved the introduction of the Qantas Long-Term Executive Incentive Plan (QLTEIP) at the 1999 AGM. Entitlements were awarded to Executive Directors under QLTEIP at the 1999 and 2000 AGMs.

The Board notes recent public debate about executive option plans. However, it should be noted that Qantas listed on the Australian Stock Exchange in July 1995 with shareholders who purchased Qantas shares at that time paying either $1.90 (retail) or $2.00 (institutions) per share. No executive option plan was established until 1999. Awards of Entitlements under QLTEIP have been reasonable and are disclosed in full in the Annual Report. Nevertheless, the Board considers it is appropriate, at this time, to discontinue the use of QLTEIP.

The Board believes it is necessary for shareholder and executive interests to be aligned to the maximum extent possible. As such, the Board wishes to establish and operate a transparent deferred share plan which will operate to deliver to executives an appropriate equity interest in Qantas.

Summary of the Plan

According to research conducted on behalf of Qantas by PricewaterhouseCoopers, 17% of the 350 top-listed companies in Australia in 2000/01 (including ANZ, BHP Billiton, Fosters, Telstra and AMP) had a deferred share plan. This is expected to increase significantly by 2005.

A deferred share plan provides a platform for the broader based delivery of equity ownership to employees.

The objectives of the Plan are to:

- provide an incentive for the creation of, and focus on, shareholder wealth;
- align the interests of executives and shareholders;
- ensure the remuneration packages of executives are consistent with market practice and provide competitive compensation;
- provide a medium-term incentive for the retention of key executives; and
- support the culture of employee share ownership.

Under the Plan, it is proposed that the Board will have discretion to determine which employees are offered the opportunity to participate in the Plan (Participants). Initially, this will include the Qantas executive group (approximately 860 employees) with the possibility of offering participation to additional employees if the Board considers it appropriate.

Once the Plan is introduced, it is currently proposed that executive Participants will allocate 10% of their annual bonus to participate in the Plan. Participants will also have the option to sacrifice up to 50% of their annual bonus to purchase Qantas shares. In the future, Participants may also have the opportunity to sacrifice part of their salary to purchase Qantas shares.

In addition, the Board will have discretion to make awards of shares under the Plan in lieu of a cash performance bonus to Participants.

The implementation of the Plan will provide some alignment of employee remuneration with shareholder interests as they will have a direct interest in Qantas shares. In addition, the Plan should provide management focus on long-term performance during both upturn and downturn cycles as the employee has a shareholding position to consider.

Under the Terms & Conditions of the Plan:

- the Board has discretion to determine who is offered the opportunity to participate;
- the Board can decide whether to purchase shares on-market or issue new shares;
- generally, shares cannot be traded for two years after acquisition by the Participant; and
- at the end of the two-year period, provided the Participant is still employed by Qantas, a "matching award" (currently proposed to be 1 for 9) is made at no cost to the Participant.

Director Participation

Non-Executive Directors will not be eligible to participate in the Plan.

It is proposed that Executive Directors will be eligible to participate in the Plan and shareholder approval is sought to permit participation.

5.1 <u>Introduction of the Qantas Deferred Share Plan</u>

Under Exception 9 of Listing Rule 7.2, an issue of securities under an employee incentive scheme is an exception to Listing Rule 7.1 (which contains the restrictions relating to issues exceeding 15% of the issued capital of a listed company in the 12 months before the date of issue) if, within three years before the date of the issue, shareholders have approved the issue of shares as an exception to Listing Rule 7.1.

Shareholders are requested to approve the offer of shares under the Plan as an exception to Listing Rule 7.1.

5.2 Participation in the Qantas Deferred Share Plan by Geoff Dixon

Under Listing Rule 10.14, no director may acquire securities under an employee incentive scheme without shareholder approval.

The Board has sought independent advice on the appropriate level of remuneration to be made available to the Executive Directors. Based on this advice, the Board (with Geoff Dixon and Peter Gregg absent and not voting) believes it is appropriate that the Chief Executive Officer, Geoff Dixon, participates in the Plan.

In accordance with the Listing Rules, the following information is provided for shareholders:

i. subject to shareholder approval of the Plan, shareholders are requested to approve the acquisition by the Chief Executive Officer, Geoff Dixon, under the Plan, of up to 340,000 Qantas shares. It is proposed that the Chief Executive Officer receive a bonus to allow him to participate in the Plan. The actual number of shares to be acquired by the Chief Executive Officer is not known and will depend on the market price at the time the shares are acquired;

ii. under the Terms & Conditions of the Plan, shares will be purchased on-market or issued by Qantas at the prevailing market price;

iii. subject to the Terms & Conditions of the Plan, shares will not generally be able to be sold or otherwise dealt with (Disposal Restrictions) until, at a minimum, after the second anniversary of the registration of those shares in the Chief Executive Officer's name (Holding Lock Period);

iv. at the expiry of the Holding Lock Period, provided the Chief Executive Officer is still an employee of Qantas, he may be entitled to receive one additional share for each nine Qantas shares acquired under the Plan (Matching Award);

v. no loan will be made by Qantas in connection with the acquisition of shares by the Chief Executive Officer;

vi. prior to this award, no shares have been issued to the Executive Directors under the Plan;

vii. details of any shares purchased or issued under the Plan will be published in each Qantas Annual Report relating to a period in which the shares have been purchased or issued and that approval for the purchase or issue of shares was obtained under Listing Rule 10.14;

viii. shares for the Chief Executive Officer will be acquired under this approval by 30 September 2003 except for shares purchased or issued under any Matching Award which will be purchased or issued at the expiry of the Holding Lock Period if he remains eligible. No shares will be purchased or issued under this approval later than three years after the date of the Meeting; and

ix. any additional persons who become entitled to participate in the Plan after the Resolution is approved and who are not named in the Notice of Meeting, will not participate in the Plan until approval is obtained under Listing Rule 10.14.

5.3 Participation in the Qantas Deferred Share Plan by Peter Gregg

Under Listing Rule 10.14, no director may acquire securities under an employee incentive scheme without shareholder approval.

The Board has sought independent advice on the appropriate level of remuneration to be made available to the Executive Directors. Based on this advice, the Board (with Geoff Dixon and Peter Gregg absent and not voting) believes it is appropriate that the Chief Financial Officer, Peter Gregg, participates in the Plan.

In accordance with the Listing Rules, the following information is provided for shareholders:

i. subject to shareholder approval of the Plan, shareholders are requested to approve the acquisition by the Chief Financial Officer, Peter Gregg, under the Plan, of up to 210,000 Qantas shares. It is proposed that the Chief Financial Officer receive a bonus to allow him to participate in the Plan. The actual number of shares to be acquired by the Chief Financial Officer is not known and will depend on the market price at the time the shares are acquired;

ii. under the Terms & Conditions of the Plan, shares will be purchased on-market or issued by Qantas at the prevailing market price;

iii. subject to the Terms & Conditions of the Plan, shares will not generally be able to be sold or otherwise dealt with (Disposal Restrictions) until, at a minimum, after the second anniversary of the registration of those shares in the Chief Financial Officer's name (Holding Lock Period);

iv. at the expiry of the Holding Lock Period, provided the Chief Financial Officer is still an employee of Qantas, he may be entitled to receive one additional share for each nine Qantas shares acquired under the Plan (Matching Award);

v. no loan will be made by Qantas in connection with the acquisition of shares by the Chief Financial Officer;

vi. prior to this award, no shares have been issued to the Executive Directors under the Plan;

vii. details of any shares purchased or issued under the Plan will be published in each Qantas Annual Report relating to a period in which the shares have been purchased or issued and that approval for the purchase or issue of shares was obtained under Listing Rule 10.14;

viii. shares for the Chief Financial Officer will be acquired under this approval by 30 September 2003 except for shares purchased or issued under any Matching Award which will be purchased or issued at the expiry of the Holding Lock Period if he remains eligible. No shares will be purchased or issued under this approval later than three years after the date of the Meeting; and

ix. any additional persons who become entitled to participate in the Plan after the Resolution is approved and who are not named in the Notice of Meeting, will not participate in the Plan until approval is obtained under Listing Rule 10.14.

Voting on the Ordinary Resolutions

Ordinary Resolution 5.1

In accordance with the Listing Rules, Qantas will disregard any votes cast on Ordinary Resolution 5.1 by Directors except those who are ineligible to participate in any Qantas employee incentive scheme and their associates.

However, Qantas need not disregard a vote if it is cast by:

i. a person as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or
ii. the person chairing the Meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

Ordinary Resolutions 5.2 and 5.3

In accordance with the Listing Rules, Qantas will disregard any votes cast on Ordinary Resolutions 5.2 and 5.3 by Directors except those who are ineligible to participate in any Qantas employee incentive scheme and their associates.

However, Qantas need not disregard a vote if it is cast by:

i. a person as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or
ii. the person chairing the Meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

The Directors (with Geoff Dixon and Peter Gregg absent and not voting) recommend that you vote in favour of these Ordinary Resolutions.

6. Qantas Profitshare Scheme

The shareholders approved the introduction of the Qantas Profitshare Scheme (QPS) at the 1996 AGM and approved awards of Qantas shares under QPS to eligible employees.

Under Exception 9 of Listing Rule 7.2, an issue of securities under an employee incentive scheme is an exception to Listing Rule 7.1 (which contains the restrictions relating to issues exceeding 15% of the issued capital of the company) if, within three years before the date of the issue, shareholders have approved the issue of shares as an exception to Listing Rule 7.1.

As such, shareholders are being requested to approve the issue of shares under QPS as an exception to Listing Rule 7.1.

Summary of QPS

QPS is designed to recognise the contribution of employees to the performance of Qantas. The objectives of QPS are to provide an opportunity for employees of the Qantas Group to participate as shareholders of Qantas.

Under QPS, if Qantas meets financial performance benchmarks set by the Board, each eligible employee can be issued with Qantas shares.

The market value (as determined by the Board) of Qantas shares granted to an eligible employee under QPS in any one-year period will not exceed $1,000. Eligible employees will not be required to pay any amount for the issue of shares under QPS.

Generally, shares issued under QPS will be subject to a trading lock so that, for a period of three years after the relevant allotment date, shares cannot be sold.

There have been 29,359,573 ordinary shares issued under QPS since it was approved at the 1996 AGM. Since that time, approximately 30,000 Qantas Group employees have been issued with shares under QPS. The Directors believe that this has contributed significantly to the constructive relationship between employees and management and to the success of Qantas.

If you would like a copy of the Terms & Conditions of QPS, please contact the Qantas Share Registry. The Qantas Share Registry will mail you a copy at no charge.

Voting on the Ordinary Resolution

In accordance with the Listing Rules, Qantas will disregard any votes cast on Ordinary Resolution 6 by Directors except those who are ineligible to participate in any Qantas employee incentive scheme and their associates.

However, Qantas need not disregard a vote if it is cast by:

i. a person as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form;
ii. the person chairing the Meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

The Directors recommend that you vote in favour of this Ordinary Resolution.

If you have any questions relating to any issue to be considered at the AGM, please call either myself or Janine Smith, Corporate Lawyer, (on (02) 9691 4262) prior to the AGM.

Yours sincerely



Brett Johnson
General Counsel & Company Secretary

ENCLOSURES

Enclosed with this letter are:

i. Notice of Meeting;
ii. Proxy Form to be completed if you would like to be represented at the AGM by proxy, together with a reply paid envelope; and
iii. Attendance and Poll Card which we request you bring if you wish to attend the AGM.

QANTAS
Legal Department

Qantas Airways Limited
ABN 16 009 661 901

NOTICE OF ANNUAL GENERAL MEETING

Notice is given that the Annual General Meeting of Qantas Airways Limited will be held:

Date: Thursday 17 October 2002
Time: 2:00pm
Venue: The Grand Ballroom of the Burswood Convention Centre, Perth

Please refer to the attached map.

BUSINESS

1. Consideration of Reports

To receive and consider the Financial Report, the Directors' Report and the Independent Auditor's Report of Qantas Airways Limited for the financial year ended 30 June 2002.

2. Questions and Comments

Shareholders will be given a reasonable opportunity to ask questions about or comment on the management and audit of Qantas.

3. Election of Directors

3.1 Trevor Kennedy

To consider and, if thought appropriate, pass the following Ordinary Resolution:

"That Trevor Kennedy, a Director retiring in accordance with the Constitution, being eligible, is re-elected as a Director of Qantas Airways Limited."

3.2 John Schubert

To consider and, if thought appropriate, pass the following Ordinary Resolution:

"That John Schubert, a Director retiring in accordance with the Constitution, being eligible, is re-elected as a Director of Qantas Airways Limited."

3.3 Paul Anderson

To consider and, if thought appropriate, pass the following Ordinary Resolution:

"That Paul Anderson, a Director retiring in accordance with the Constitution, being eligible, is elected as a Director of Qantas Airways Limited."

4. Non-Executive Directors' Fees

To consider and, if thought appropriate, pass the following Ordinary Resolution:

"That the maximum aggregate amount payable to Non-Executive Directors by way of Directors' Fees be increased from $1,100,000 to $1,500,000 per annum."

5. Qantas Deferred Share Plan

5.1 Introduction of the Qantas Deferred Share Plan

To consider and, if thought appropriate, pass the following Ordinary Resolutions:

"That:

1. the Qantas Deferred Share Plan, described in the explanatory letter accompanying the Notice of Meeting and in the form submitted to the Meeting and, for the purposes of identification, signed by the Chairman of the Meeting, is approved; and
2. pursuant to Exception 9 of Listing Rule 7.2, the issue of securities under the Qantas Deferred Share Plan is an exception to Listing Rule 7.1."

5.2 Participation in the Qantas Deferred Share Plan by Geoff Dixon

To consider and, if thought appropriate, pass the following Ordinary Resolution:

"That, pursuant to Listing Rule 10.14 and under the Terms & Conditions of the Qantas Deferred Share Plan, Geoff Dixon, the Chief Executive Officer, is permitted to participate in the Qantas Deferred Share Plan as is contemplated by the explanatory letter accompanying the Notice of Meeting."

5.3 Participation in the Qantas Deferred Share Plan by Peter Gregg

To consider and, if thought appropriate, pass the following Ordinary Resolution:

"That, pursuant to Listing Rule 10.14 and under the Terms & Conditions of the Qantas Deferred Share Plan, Peter Gregg, the Chief Financial Officer, is permitted to participate in the Qantas Deferred Share Plan as is contemplated by the explanatory letter accompanying the Notice of Meeting."

6. Qantas Profitshare Scheme

To consider and, if thought appropriate, pass the following Ordinary Resolution:

"That, pursuant to Exception 9 of Listing Rule 7.2, the issue of securities under the Qantas Profitshare Scheme is an exception to Listing Rule 7.1."

Dated: 10 September 2002

By Order of the Board



Brett Johnson
General Counsel & Company Secretary

Notes:

1. A shareholder entitled to attend and vote is entitled to appoint not more than two proxies.
2. A shareholder who appoints two proxies may state on the Proxy Form what proportion or number of the shareholder's votes each proxy is being appointed to exercise. If a shareholder appoints two proxies and does not specify the proportion or number of votes each proxy may exercise, each of the proxies may exercise half the votes.
3. Where a shareholder has appointed two proxies, on a show of hands only the first person named on the Proxy Form or, if two Proxy Forms have been completed, the person whose name is earlier in alphabetical sequence, may vote.
4. A proxy need not be a shareholder of Qantas.
5. Either the original or a facsimile transmission of the Proxy Form(s) and any Power of Attorney or authority under which they are signed **must** be received at the Registered Office or the Qantas Share Registry at least 48 hours prior to the Meeting (ie before 2:00pm on Tuesday 15 October 2002) or any adjournment. Any Proxy Form received after this deadline, including at the Meeting, will be treated as invalid.
6. The Proxy Form accompanies this Notice of Meeting.
7. Additional Proxy Forms will be supplied by the Qantas Share Registry on request.
8. If a corporate representative is to attend the Meeting on behalf of a corporation, a formal Notice of Appointment must be brought to the Meeting.
9. For the purposes of the Meeting, in accordance with regulation 7.11.37 of the Corporations Regulations, the Board has determined that a person's entitlement to vote at the Meeting will be the entitlement of that person set out in the register of shareholders as at 7:00pm on Tuesday 15 October 2002. Accordingly, transactions registered after that time will be disregarded in determining shareholders entitled to attend and vote at the Meeting.

Registered Office
Qantas Airways Limited
Qantas Centre
Level 9 Building A
203 Coward Street
Mascot NSW 2020
Australia
Fax: 61 2 9691 3339

Qantas Share Registry
Level 8
580 George Street
Sydney NSW 2000
Australia
Locked Bag A14
Sydney South NSW 1232
Australia
Toll Free: 1800 177 747
International: 61 2 8280 7390 or
Fax: 61 2 8280 7646

All correspondence to:
Qantas Share Registry
Level 8, 580 George Street, Sydney, NSW, 2000
Locked Bag A14, Sydney South, NSW, 1232
Telephone: 1800 177 747 (Toll free within Australia)
International: 61 2 8280 7390
Facsimile: 02 8280 7646
Email: registry@qantas.com
Website: www.qantas.com

QANTAS

Qantas Airways Limited ABN 16 009 661 901

APPOINTMENT OF PROXY

A APPOINTING A PROXY

I/We being a member(s) of Qantas Airways Limited hereby appoint:

☐ the Chairman of the Meeting (mark box with an X)^ **OR** [ ] Write here the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

O[illegible]ng the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the Meeting on my/our behalf and to vote in accordance with the following direction (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Qantas to be held at 2.00pm on Thursday 17 October 2002 and at any adjournment of that Meeting. Qantas proxies will only be valid and accepted by Qantas if they are signed and received at the Qantas Share Registry or at the Registered Office no later than 48 hours before the Meeting.

B VOTING DIRECTIONS

Should you desire to direct your proxy how to vote on any Resolution please insert [X] in the appropriate box below.

	For	Against	Abstain*
3. Election of Directors			
3.1 Trevor Kennedy	☐	☐	☐
3.2 John Schubert	☐	☐	☐
3.3 Paul Anderson	☐	☐	☐
4. Non-Executive Directors' Fees	☐	☐	☐
5. Qantas Deferred Share Plan			
5.1 Introduction of the Qantas Deferred Share Plan	☐	☐	☐
5.2 Participation in the Qantas Deferred Share Plan by Geoff Dixon	☐	☐	☐
5.3 Participation in the Qantas Deferred Share Plan by Peter Gregg	☐	☐	☐
6. Qantas Profitshare Scheme	☐	☐	☐

* If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

☐ If you do not wish to direct your proxy how to vote, please place an X in the box.^

^ The Chairman of the Meeting intends to vote undirected proxies in favour of all Resolutions. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if she has an interest in the outcome of that Resolution and that votes cast by her, other than as proxyholder, would be disregarded because of that interest. If you do not mark this box and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes in respect of those Resolutions and your votes will not be counted in computing the required majority if a poll is called on a Resolution.

C APPOINTING A SECOND PROXY

I/We wish to appoint a second proxy:

☐ Mark box with an X if you wish to appoint a second proxy **AND** [%] **OR** [ ] State the percentage of your voting rights or the number of shares for this Proxy Form

D SIGNATURE OF SECURITY HOLDERS - THIS MUST BE COMPLETED

Security Holder 1 (Individual)	Joint Security Holder 2 (Individual)	Joint Security Holder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

Instructions for Completion of Proxy Form

Your vote is important.

Please direct your proxy how to vote.

For your proxy to be entitled to vote your shares at the Meeting, the completed Proxy Form must be received by the Qantas Share Registry or at the Registered Office no later than 2.00pm on Tuesday 15 October 2002.

Any Proxy Form received after this deadline will be treated as invalid.

Your Name and Address
This is your name and address as it appears on the share register of Qantas Airways Limited. If this information is incorrect, please make the correction on the Proxy Form. Shareholders sponsored by a broker should advise their broker of any changes. **Please note, you cannot change ownership of your shares using this Proxy Form.**

A. Appointment of Proxy
If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint your proxy is someone other than the Chairman of the Meeting, please write the name of that person. Shareholders cannot appoint themselves. If you leave this section blank, or your named proxy does not attend the Meeting, the Chairman of the Meeting will be your proxy and vote on your behalf. You can vote your shares by proxy even if you plan to attend the Meeting.

B. Voting Directions
If you wish to direct your proxy how to vote on any item, mark the appropriate box with an X. If a mark is placed in a box, that direction will apply to your total shareholding. The vote will be invalid if an X is used against more than one box for a particular item.

C. Appointing a Second Proxy
A shareholder who is entitled to two or more votes may appoint up to two persons (whether shareholders or not) to attend the Meeting as proxies and vote. If you wish to appoint two proxies, please obtain a second Proxy Form by telephoning the Qantas Share Registry on 1800 177 747 (Toll free within Australia) or 61 2 8280 7390 (International). Both Proxy Forms should be completed with the nominated percentage of your voting rights or number of shares for that proxy. If you do not specify the nominated percentage of your voting rights or number of shares, each of the proxies may exercise half of the votes. Please return these Proxy Forms together.

D. Signature(s)
This Proxy Form must be signed by the shareholder(s). If the shareholder is an Australian corporation, the Proxy Form must be executed in accordance with section 127 of the Corporations Act or by an attorney. If this Proxy Form is signed by a person who is not the registered shareholder, then the relevant authority must either have been exhibited previously to Qantas or be enclosed with this Proxy Form.

Further Important Information
A reply paid envelope is enclosed for the return of your completed Proxy Form to the Qantas Share Registry. Alternatively, your Proxy Form can be faxed to 61 2 8280 7646. **To be effective, your Proxy Form must be received by the Qantas Share Registry or at the Registered Office no later than 2.00pm on Tuesday 15 October 2002.** If you require further information on how to complete the Proxy Form, telephone the Qantas Share Registry on 1800 177 747 (Toll free within Australia) or 61 2 8280 7390 (International).

We advise that the *Corporations Act* requires information about you as a security holder (including your name, address and details of the securities you hold) to be included in the share register of Qantas. If some or all of the information is not collected, it might not be possible to administer your security holding. Information must continue to be included in the share register if you cease to be a security holder. Information in the share register is available for inspection by you and the public (upon payment of a fee) as permitted under the *Corporations Act*. These obligations are not altered by the *Privacy Amendment (Private Sector) Act*. The information is collected by the Qantas Share Registry, ASX Perpetual Registrars Limited and may also be disclosed to regulatory bodies (such as the Australian Taxation Office), print service providers and mail houses. Our

Location of 2002 Annual General Meeting

The Qantas 2002 Annual General Meeting will be held in the Grand Ballroom of the Burswood Convention Centre at 2.00pm on Thursday 17 October 2002.



To Train Station
TO AIRPORT
To Golf Course &
State Tennis Centre
BURSWOOD
DOME
Car
Park
Main
Entrance
Car Park
Great
Eastern
Highway
Burswood
Park
TO CITY
CASINO
Car
Park
BURSWOOD
CONVENTION
CENTRE
PLAZA
BALLROOM
TAXI
HOTEL
SHOPS
RIVERSIDE
ENTRANCE
HOTEL
Car
Park
GRAND
BALLROOM
Burswood
Convention
Centre
Entrance



Qantas Airways Limited ABN 16 009 661 901

Poll Card

Shareholder Attendance Card
2002 Annual General Meeting

IF YOU PLAN TO ATTEND THE AGM, PLEASE BRING THIS FORM WITH YOU AS IT WILL BE REQUIRED AT THE MEETING

Admission Number

	For	Against	Abstain*
3. Election of Directors			
3.1 Trevor Kennedy	☐	☐	☐
3.2 John Schubert	☐	☐	☐
3.3 Paul Anderson	☐	☐	☐
4. Non-Executive Directors' Fees	☐	☐	☐

	For	Against	Abstain*
5. Qantas Deferred Share Plan			
5.1 Introduction of the Qantas Deferred Share Plan	☐	☐	☐
5.2 Participation in the Qantas Deferred Share Plan by Geoff Dixon	☐	☐	☐
5.3 Participation in the Qantas Deferred Share Plan by Peter Gregg	☐	☐	☐
6. Qantas Profitshare Scheme	☐	☐	☐


QANTAS

Media Release

QANTAS EXPANDS INTO SYDNEY AIRPORT TERMINAL 2

SYDNEY, 16 September 2002: Qantas today announced that it would commence QantasLink operations from Sydney Airport's Terminal 2, the former Ansett domestic terminal, on Tuesday 24 September.

Executive General Manager Sales and Marketing John Borghetti said Qantas would utilise gates in Pier B of Terminal 2 for QantasLink regional and leisure flights, with the exception of Gold Coast and Canberra services which would continue to operate from Terminal 3, the Qantas Domestic Terminal.

"The expansion into Terminal 2 is a positive move for our customers, providing a dedicated regional and leisure terminal and easing congestion across our Sydney operations," Mr Borghetti said.

"Terminal 2 check-in facilities will be provided in the main concourse and also within the 230-seat Qantas Club lounge located in Pier B."

A variety of retail facilities will also be available within the Terminal.

From Tuesday 24 September:

- Flights QF001 to QF399 will operate from Terminal 1 (Sydney International terminal)
- Flights QF400 to QF1599 will operate from Terminal 3 (Qantas Domestic terminal)
- Flights QF1600 and above will operate from Terminal 2 (the former Ansett domestic terminal)

Qantas will continue to offer seamless transfer between Terminal 1 and Terminal 3, with convenient transfer between Terminal 3 and Terminal 2 via the Airport Link rail walkway.

More information about the expansion into Terminal 2 will soon be available on the new-look qantas.com website.

Issued by Qantas Public Affairs (Q2776)
Media Enquiries: Allison Maxwell - Telephone (02) 9691 4586

General Counsel
Brett Johnson


QANTAS

20 September 2002

BY COURIER

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000
Facsimile: 1300 300 021

Dear Sir

2002 Annual Report and Financial Report

As required by Listing Rule 3.17 and 15.4.1, attached are two copies of the:

- 2002 Annual Report; and
- 2002 Financial Report.

The Annual Report and Financial Report are provided to the ASX as agent for the ASIC pursuant to the Dual Lodgement Relief (Class Order 96/222 and Practice Note 61).

Yours faithfully

Brett Johnson
General Counsel

c/amp/asxannrep

QANTAS
Legal Department

Qantas Airways Limited
ABN 16 009 661 901

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000
Facsimile: 1 300 300 021

NEW ISSUE ANNOUNCEMENT

Qantas Airways Limited (ABN 16 009 661 901) provides the following information pursuant to Listing Rule 3.10.3:

1.	Class of securities to be issued:	Ordinary Shares
2.	Number of securities to be issued (if known) or maximum number which may be issued:	Qantas is to make a grant of bonus shares to Eligible Employees pursuant to the Terms & Conditions of the shareholder approved Qantas Profitshare Scheme. Each Eligible Employee will be issued bonus shares with a market value at the time of issue of approximately $1,000. There are approximately 30,000 Eligible Employees. The bonus shares will be issued to Eligible Employees on 16 October 2002 (Issue Date). The exact number of bonus shares to be issued to each Eligible Employee will be calculated on 16 October 2002 using the volume weighted average price of all Qantas shares traded on the Australian Stock Exchange on the five trading days up to and including the Issue Date. The total number of bonus shares issued will be dependant on the number of Eligible Employees and the number of bonus shares issued to each Eligible Employee.
3.	Principal terms of the securities to be issued:	Shares will be issued in accordance with the Qantas Constitution and rank pari pasu with other Ordinary Shares.
4.	Issue price or consideration:	The issue price will be determined using the volume weighted average price of all Qantas shares traded on the Australian Stock Exchange on the five trading days up to and including the Issue Date.
5.	Purpose of the issue:	To issue bonus shares to Eligible Employees pursuant to the Terms & Conditions of the Qantas Profitshare Scheme.

6.	Whether Qantas will seek security holder approval in relation to the proposed issue of securities:	No.
7.	Whether the issue will be to a class of security holders:	No.

Qantas will immediately advise the ASX if there is a change to the above information.

Please contact me if you have any questions.

Yours faithfully



Brett Johnson
General Counsel
23 September 2002

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Qantas Airways Limited (ABN 16 009 661 901) gives the ASX the following information

Part 1 - All issues

1	Class of securities issued or to be issued	Ordinary Shares
2	Number of securities issued or to be issued (if known) or maximum number which may be issued	14,068,609 shares will be issued to shareholders participating in the Qantas Dividend Reinvestment Plan (DRP) on 2 October 2002, being the payment date of the 9¢ final dividend.
3	Principal terms of the securities	N/A
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?	Yes
5	Issue price or consideration	Pursuant to the Terms and Conditions of the DRP, Qantas shares will be issued to shareholders participating in the DRP at a 2½% discount to the volume weighted average price (VWAP) of all Qantas shares traded on the Australian Stock Exchange in the five trading days following the Record Date. The VWAP as calculated and provided by the Australian Stock Exchange was $4.063993. This will result in an issue price under the DRP of $3.9624 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To issue shares to participants in the DRP.
7	Dates of entering securities into uncertificated holdings or despatch of certificates	2 October 2002.

		Number	Class
8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,720,406,182	Ordinary

		Number	Class
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)	US$175,000,00	144a 30 June 2003 US Issue
		US$350,000,000	144a 15 June 2009 US Issue
		A$200,000,000	Fixed Rate Medium Term Note, maturing 31 October 2003
		A$20,000,000	Fixed Rate Medium Term Note, maturing 15 March 2007
		A$100,000,000	Fixed Rate Medium Term Note, maturing 15 October 2007

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Identical to the current policy.

Part 3 - Quotation of securities

34 Type of securities

(a) ✓ Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

All entities

Fees

43 Payment method (tick one)

✓ By Cheque (upon receipt of tax invoice)

Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation Agreement

1 +Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those securities should not be granted quotation.

- An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.

- Section 724 of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737 or 738 of the Corporations Act at the time that we request that the securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Brett Johnson
General Counsel
30 September 2002

General Counsel
Brett Johnson



Groce lain of
m. Sharp

2 October 2002

The Manager Announcements
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000
Facsimile: 1300 300 021

Dear Sir

Qantas Entitlement Offer

Qantas announced today that it had raised approximately $720 million of ordinary equity through its underwritten entitlement offer.

The Institutional Entitlement Offer raised approximately $600 million and the Retail Entitlement Offer which closed on 27 September 2002 raised approximately $120 million.

The funds raised will be used to support the airline's capital expenditure program and help fund other potential investment opportunities that may arise.

Yours faithfully

Brett Johnson
General Counsel & Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	QANTAS AIRWAYS LIMITED
ABN	16 009 661 901

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Trevor Raymond Eastwood
Date of last notice	11 April 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Merriment Nominees Pty Limited This is Trevor Eastwood's family account
Date of change	2 October 2002
No. of securities held prior to change	11,857
Class	Ordinary Shares
Number acquired	269
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.9624
No. of securities held after change	12,126

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Ordinary Shares under the Qantas Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	QANTAS AIRWAYS LIMITED
ABN	16 009 661 901

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael Henry Codd
Date of last notice	11 April 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	2 October 2002
No. of securities held prior to change	9,376
Class	Ordinary Shares
Number acquired	213
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.9624
No. of securities held after change	9,589

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Ordinary Shares under the Qantas Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QANTAS AIRWAYS LIMITED**
ABN	**16 009 661 901**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Allan Gregg
Date of last notice	11 April 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	2 October 2002
No. of securities held prior to change	4,292
Class	Ordinary Shares
Number acquired	98
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.9624
No. of securities held after change	4,390

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Ordinary Shares under the Qantas Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" *should be disclosed in this part.*

Detail of contract	N/A
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QANTAS AIRWAYS LIMITED**
ABN	**16 009 661 901**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Geoffrey James Dixon
Date of last notice	11 April 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	2 October 2002
No. of securities held prior to change	14,504
Class	Ordinary Shares
Number acquired	329
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.9624
No. of securities held after change	14,833

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Ordinary Shares under the Qantas Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	QANTAS AIRWAYS LIMITED
ABN	16 009 661 901

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Margaret Anne Jackson
Date of last notice	11 April 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Graemar Nominees Pty Limited This is Margaret Anne Jackson's Superannuation Account.
Date of change	2 October 2002
No. of securities held prior to change	16,438 – Margaret Anne Jackson 100,846 – Graemar Nominees Pty Limited (MA Jackson Super A/C)
Class	Ordinary Shares
Number acquired	374 – Margaret Anne Jackson 2,290 – Graemar Nominees Pty Limited (MA Jackson Super A/C)
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.9624

No. of securities held after change	16,812 – Margaret Anne Jackson 103,136 – Graemar Nominees Pty Limited (MA Jackson Super A/C)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Ordinary Shares under the Qantas Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

General Counsel
Brett Johnson


QANTAS

10 October 2002

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000
Facsimile: 1 300 300 021

Dear Sir

Update on the Level of Foreign Relevant Interest in Qantas Shares

Under the Qantas Constitution, the maximum aggregate level of relevant interest that foreign persons are permitted to hold in Qantas is 49%.

On 20 November 2001 Qantas advised the market that foreign persons had a relevant interest in approximately 47.73% of the Qantas issued share capital.

Listing Rule 3.19.1 requires that Qantas advise the market when the level of foreign relevant interest changes by more than 1%.

Based on the most recent reconciliation, Qantas advises the market that recent foreign sales combined with the issue of shares under the recently completed Entitlement Offer has resulted in foreign persons having a relevant interest in approximately 42.88% of Qantas shares.

Notification Obligations

Qantas reminds the market that, under its Constitution, foreign purchasers are required to notify Qantas, within 10 days of becoming registered, of their acquisition of a relevant interest in Qantas shares. Foreign Ownership Notifications are available from the Australian Stock Exchange or the Qantas Share Registry on (02) 8280 7390.

It is the order of receipt of complete Foreign Ownership Notifications which determines the priority for entry, upon reconciliation to a registered shareholding, to the Qantas Foreign Sub-Register.

Qantas investigates foreign share purchases and, upon reconciliation of the relevant Foreign Ownership Notifications to a registered shareholding, enters the purchases on the Qantas Foreign Sub-Register. Should the level of foreign ownership on the Qantas Foreign Sub-Register exceed 49%, the Qantas Constitution contains provisions to notify those foreign shareholders. Should such a Notice be required to be sent, it results in the registered holder of the offending shares not being entitled to vote the shares at a meeting of shareholders and it may lead to the disposal of those shares.

Yours faithfully

Brett Johnson
General Counsel


QANTAS

Media Release

QANTAS TO OPEN NEW MAINTENANCE FACILITY IN MELBOURNE

MELBOURNE, 11 October 2002: Qantas today announced it would establish a third heavy maintenance facility in Melbourne for its Boeing 737 aircraft.

Qantas Executive General Manager Aircraft Operations David Forsyth said the new maintenance line, to operate throughout the 2003 calendar year, was required because of heavy workloads and a substantial reconfiguration program that included the interiors of 15 new 737-800 aircraft that were added to the airline's fleet this year.

"We expect to recruit 160 fixed term contract staff – mostly former Ansett staff – for the maintenance line, which will be based at the Qantas Tullamarine hangar," Mr Forsyth said.

Mr Forsyth said Qantas already employed around 6,000 people in engineering and maintenance positions throughout Australia, including around 1,600 already working in Qantas maintenance bases in Tullamarine and Avalon in Victoria.

Qantas recently announced plans for a 767 maintenance base in Brisbane that would eventually employ about 550 people, and also has maintenance bases in Sydney and a number of regional centres.

Mr Forsyth said Qantas would start the recruitment process for the new Melbourne maintenance positions within the next few weeks.

Issued by Qantas Public Affairs (Q2800)
Media Enquiries: Belinda de Rome - Telephone 02 9691 3762

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QANTAS AIRWAYS LIMITED**
ABN	**16 009 661 901**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Michael Schubert
Date of last notice	1 January 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	10 October 2002
No. of securities held prior to change	30,975
Class	Ordinary Shares
Number acquired	3,778
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.20
No. of securities held after change	34,753

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Ordinary Shares under the Qantas Non-Renounceable Pro-rata Entitlement Offer.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QANTAS AIRWAYS LIMITED**
ABN	**16 009 661 901**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael Henry Codd
Date of last notice	2 October 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	10 October 2002
No. of securities held prior to change	9,589
Class	Ordinary Shares
Number acquired	1,144
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and *estimated valuation*	$4.20
No. of securities held after change	10,733

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Ordinary Shares under the Qantas Non-Renounceable Pro-rata Entitlement Offer.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

General Counsel
Brett Johnson


QANTAS

15 October 2002

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000
Facsimile: 1300 300 021

Dear Sir

Preliminary Monthly Traffic and Capacity Statistics – July 2002

Attached are the Qantas Preliminary Monthly Traffic and Capacity Statistics for July 2002.

Yours faithfully

per [signature]

Brett Johnson
General Counsel

Qantas Airways Limited
ABN 16 009 661 901
203 Coward Street, Mascot, New South Wales, 2020, Australia

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY* MONTHLY TRAFFIC AND CAPACITY STATISTICS
JULY 2002

Summary of Traffic and Capacity Statistics

Month of July 2002

International traffic, measured in Revenue Passenger Kilometres (RPKs) decreased by 5.4 percent in July 2002 while capacity, measured in Available Seat Kilometres (ASKs), fell by 6.4 percent. The resulting revenue seat factor of 82.3 percent was 0.9 percentage points higher than July 2001. International yield excluding exchange for July increased by 4.5 percent when compared with the previous year.

Domestic RPKs increased by 48.4 percent in July, while ASKs increased by 41.0 percent over the same period. Domestic revenue seat factor increased by 4.0 percentage points to 81.2 percent when compared with the previous year, while domestic yield excluding exchange increased by 4.2 percent when compared with the previous year.

July Group (comprising international, domestic and regional) passenger numbers increased by 21.9 percent over the previous year. RPKs increased by 6.4 percent, while ASKs were up 4.4 percent, resulting in a revenue seat factor of 81.7 percent, which was 1.6 percentage points higher than the previous year.

Recent Developments

The 2002 Annual General Meeting of Qantas Airways Limited will be held at 2.00pm on Thursday 17 October 2002 in the Grand Ballroom of the Burswood Convention Centre, Perth.

Qantas announced that it had raised approximately $720 million of ordinary equity through its underwritten entitlement offer. The Institutional Offer raised approximately $600 million and the Retail Entitlement Offer raised approximately $120 million. The funds raised will be used to support the airline's capital expenditure program and help fund other potential investment opportunities that may arise.

Effective 2 September 2002, Qantas appointed Paul Anderson as a non-executive Director of the Qantas Board. Mr Anderson, who will fill a casual vacancy on the Qantas Board, has outstanding management and operational skills with an extraordinary record as a senior executive in the international mining and energy industries. Mr Anderson's experience will complement the diverse range of corporate skills of the other 10 Board members.

Qantas commenced QantasLink operations from Sydney Airport's Terminal 2, the former Ansett Domestic Terminal, on 24 September 2002. Qantas will utilise gates in Pier B of Terminal 2 for QantasLink regional and leisure flights, with the exception of Gold Coast and Canberra services, which will continue to operate from Terminal 3, the Qantas Domestic Terminal. The expansion into Terminal 2 will provide a dedicated regional and leisure terminal and will ease congestion across the airline's Sydney operations.

Qantas announced that the airline's City***flyer*** service will start operating to and from Adelaide, commencing 18 November 2002. The Adelaide City***flyer*** schedule will offer 15 return services each week day between Adelaide and Sydney and 11 return services each week day between Adelaide and Melbourne. City***flyer*** was launched on the Sydney-Melbourne route in July 2001 and was extended to the Sydney-Brisbane and Melbourne-Brisbane routes in February 2002.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY* MONTHLY TRAFFIC AND CAPACITY STATISTICS

JULY 2002

	Month			Financial Year to Date		
Domestic	**2002/03**	**2001/02**	**Change**	**2002/03**	**2001/02**	**Change**
Passengers carried ('000) **	1,485	1,021	45.4%	1,485	1,021	45.4%
Revenue Passenger Kilometres (m)	2,034	1,371	48.4%	2,034	1,371	48.4%
Available Seat Kilometres (m)	2,503	1,775	41.0%	2,503	1,775	41.0%
Revenue Seat Factor (%)	81.2	77.2	4.0 pts	81.2	77.2	4.0 pts
International	**2002/03**	**2001/02**	**Change**	**2002/03**	**2001/02**	**Change**
Passengers carried ('000) **	774	778	(0.5)%	774	778	(0.5)%
Revenue Passenger Kilometres (m)	4,768	5,039	(5.4)%	4,768	5,039	(5.4)%
Available Seat Kilometres (m)	5,794	6,193	(6.4)%	5,794	6,193	(6.4)%
Revenue Seat Factor (%)	82.3	81.4	0.9 pts	82.3	81.4	0.9 pts
Core Airline	**2002/03**	**2001/02**	**Change**	**2002/03**	**2001/02**	**Change**
Passengers carried ('000) **	2,259	1,799	25.6%	2,259	1,799	25.6%
Revenue Passenger Kilometres (m)	6,802	6,410	6.1%	6,802	6,410	6.1%
Available Seat Kilometres (m)	8,297	7,968	4.1%	8,297	7,968	4.1%
Revenue Seat Factor (%)	82.0	80.4	1.5 pts	82.0	80.4	1.5 pts
Average Passenger Journey Length	3,011	3,563	(15.5)%	3,011	3,563	(15.5)%
Total Group Operations	**2002/03**	**2001/02**	**Change**	**2002/03**	**2001/02**	**Change**
Passengers carried ('000) **	2,576	2,092	23.1%	2,576	2,092	23.1%
Revenue Passenger Kilometres (m)	7,018	6,593	6.4%	7,018	6,593	6.4%
Available Seat Kilometres (m)	8,589	8,230	4.4%	8,589	8,230	4.4%
Revenue Seat Factor (%)	81.7	80.1	1.6 pts	81.7	80.1	1.6 pts

Notes

* Any adjustments to preliminary statistics will be included in the year-to-date results next month. Where figures have been rounded, discrepancies may occur between the sum of the components of items and the total, and in percentage changes which are derived from figures prior to rounding.

** The number of passengers carried is calculated on the basis of origin/destination (ie. one origin/destination journey represents one passenger regardless of the number of stage lengths undertaken).

Key

(m) Millions
RPKs: The number of paying passengers carried, multiplied by the number of kilometres flown
ASKs: The number of seats available for sale, multiplied by the number of kilometres flown


QANTAS

Media Release

QANTAS CITYFLYER HEADS TO PERTH

PERTH, 17 October 2002: Qantas today announced that it would extend its successful ***CityFlyer*** service to Perth from January 2003.

Qantas Executive General Manager Sales and Marketing John Borghetti said the new ***CityFlyer*** services would operate seven times a day between Sydney and Perth and eight times a day on the Melbourne-Perth route.

He said in addition to complimentary meals and movies provided on Perth services, the new ***CityFlyer*** flights would also offer:

- dedicated check-in counters for customers without baggage;
- dedicated baggage carousels;
- dedicated gate lounges offering check-in and customer service; and
- stand alone, easy to read information screens.

"As with our popular ***CityFlyer*** services already operating between Sydney, Melbourne and Brisbane, Perth ***CityFlyer*** customers will be offered complimentary newspapers on weekday flights between 6:00am and 9:00am and complimentary beer and wine in Economy Class on weekday flights after 4:00pm.

"***CityFlyer*** customers will also be able to use their mobile phones while boarding aircraft aerobridges and inside the aircraft until the time the doors of the aircraft are closed," he said.

Mr Borghetti said Qantas was also undertaking an extensive $14 million development of its Perth Domestic Terminal and Qantas Club lounge, featuring:

- an expanded check-in area, with eight new check-in counters taking the total number of check-in desks to 21;
- expanded baggage reclaim facilities;
- new toilet and bathroom facilities; and
- a new dual aerobridge for the airline's new A330 operations, allowing Qantas to operate its brand new A330 aircraft to Perth from early next year.

"Our Qantas Club lounge will be expanded and enhanced, with seating for an additional one hundred guests, enhanced food and beverage facilities featuring a new bar and buffet, an improved business centre with additional data and power outlets throughout the lounge, and panoramic views of the airport and surrounding area."

Mr Borghetti said the airport development was expected to be completed by mid-December 2002, with the expanded Qantas Club lounge scheduled to open in March 2003.

Issued by Qantas Public Affairs (Q2804)
Media Enquiries: Belinda de Rome - Telephone 02 9691 3762

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Qantas Airways Limited (ABN 16 009 661 901) gives the ASX the following information

Part 1 - All issues

1	Class of securities issued or to be issued	Ordinary Shares
2	Number of securities issued or to be issued (if known) or maximum number which may be issued	8,003,814
3	Principal terms of the securities	The securities were issued to Eligible Employees as bonus shares pursuant to the Terms and Conditions of the Qantas Profitshare Scheme. All bonus shares have been issued from the Qantas Share Capital Account.
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?	Yes
5	Issue price or consideration	$3.6509
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To issue bonus shares to Eligible Employees as bonus shares pursuant to the Terms and Conditions of the Qantas Profitshare Scheme.
7	Dates of entering securities into uncertificated holdings or despatch of certificates	Wednesday 16 October 2002.

8 Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class
1,756,780,729	Ordinary

		Number	Class
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)	US$175,000,00	144a 30 June 2003 US Issue
		US$350,000,000	144a 15 June 2009 US Issue
		A$200,000,000	Fixed Rate Medium Term Note, maturing 31 October 2003
		A$20,000,000	Fixed Rate Medium Term Note, maturing 15 March 2007
		A$100,000,000	Fixed Rate Medium Term Note, maturing 15 October 2007

10	Dividend policy (in the case of a trust, distribution policy) on the *increased capital (interests)*	Identical to the current policy.

Part 3 - Quotation of securities

34 Type of securities

(a) ✓ Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

All entities

Fees

43 Payment method (tick one)

✓ By Cheque (upon receipt of tax invoice)

Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation Agreement

1 Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those securities should not be granted quotation.

- An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.

- Section 724 of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737 or 738 of the Corporations Act at the time that we request that the securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Brett Johnson
General Counsel
16 October 2002

General Counsel
Brett Johnson


QANTAS

17 October 2002

The Manager Announcements
Australian Stock Exchange Limited
Level 4
20 Bridge Street
SYDNEY NSW 2000
Facsimile: 1300 300 021

Dear Sir

2002 Annual General Meeting – Chairman's and Chief Executive Officer's Address

As required by Listing Rule 3.13.3, attached are the:

- Chairman's Address; and
- Chief Executive Officer's Address,

which are to be made at the Qantas 2002 Annual General Meeting scheduled today at 2:00pm in Perth.

Yours faithfully

Brett Johnson
General Counsel

Qantas Airways Limited
ABN 16 009 661 901
203 Coward Street Mascot New South Wales 2020 Australia

Qantas Airways Limited

2002 Annual General Meeting – 17 October 2002

CEO's Address

As was evident from Margaret's remarks, we are living in a period of profound change and uncertainty, the effects of which are being felt within and beyond the aviation industry.

This includes those developments that we might not have imagined or thought possible a little over a year ago: the terrorist attacks in America; the collapse of Ansett; the war on terror; and, in recent days, the awful bombing attack in Bali.

In this latest, most tragic event, Qantas - again moving as Margaret said with speed, efficiency and compassion – diverted aircraft from around the world to meet the needs of many concerned Australians.

The fact is few companies in Australia have to deal with as many uncertainties as Qantas. We have had to adapt rapidly to very dramatic short-term shocks and experience tells us we will need to do so again in the future. These may be negative shocks, requiring defensive measures. They may also be positive opportunities that we must move quickly to take advantage of.

So a single objective stands clear: to make Qantas ready for anything. And this goal informs every aspect of our decision making.

So when we purchase new planes, we look for not only efficiency and performance but also a mix of aircraft that can accommodate changing passenger requirements.

As we grow our subsidiary businesses, we give ourselves more stability through business cycles, plus exciting commercial options for the long term.

When we plan our aircraft program, we include "slide rights" on new aircraft delivery and we vary the retirement dates of older aircraft to give us maximum flexibility should our needs change.

Our recent capital raising gives us even greater financial depth to take rapid advantage of emerging opportunities. We have substantial lines of credit in the event of a prolonged downturn. We have a sophisticated fuel hedging program to provide some cost stability in times of crisis.

The tragic events of the past few days remind us again of the virtues of a strong and viable Qantas, as well as our important role within Australia's national and defence-related infrastructure.

Our size, our scale, our skills and resources are not only critical to our ability to compete on the global stage but are also essential when things go wrong and help is needed for our fellow Australians – at times when Qantas stands ready to make a difference.

Qantas has served Australia admirably for over 82 years. We have performed particularly well in recent years. But I, the Board and the senior management are convinced we can do even better.

With respect to the current financial year, the first three months have shown a continuation of the trends in both load and yield that were seen in the second half of the last financial year. Subject to any external events, we expect that these trends will continue for the remainder of 2002/03.

Finally, I would like to assure you that we are working hard to ensure that this great company is ready to succeed, whatever the future may hold, for your long term benefit and that of our passengers and our employees.

Qantas Airways Limited

2002 Annual General Meeting – 17 October 2002

Chairman's Address

Introduction

When I stood before you a year ago I said that I would be making a somewhat unusual Chairman's address. We were still absorbing the shock of the attack on America of September 11th and the collapse of Ansett.

It is with deep sadness that I must again refer to tragic events before continuing with our meeting today.

The massacre in Bali is an outrage. It has brought tragedy to the lives of many Australian families. Qantas is directly affected with the loss of Kathy Salvatori, a Qantas customer services agent at Sydney International Terminal. Our thoughts are with her family at this tragic time. I am relieved to say that all Qantas staff on duty in Bali have been accounted for, but some other staff members were on holiday in Bali over the weekend and unfortunately not all have been accounted for.

To those who have lost loved ones, all of us at Qantas send our deepest sympathy. As much as we possibly can, we share your grief. To those who wait anxiously, we wait with you. To all those who were injured, we send our best wishes for a full and speedy recovery.

I want to acknowledge in particular the pain felt by the people here in Western Australia at this time. The loss of young lives is always a source of sorrow. But this barbarous and pointless attack strikes especially hard.

It is too early to assess the longer term implications of this appalling event. Qantas will continue to do everything necessary to help people cope with the immediate impact. I would like to record my appreciation to the staff of Qantas who once again stepped in so quickly to respond to the crisis, mounting a massive evacuation with speed, efficiency and compassion, returning approximately 2,500 people to Australia in three days.

Results

I now turn to the results. I can report to you, that for the year to 30 June 2002, Qantas delivered a profit before tax of $631 million. This is up 5.7 per cent on last year. Profit after tax was $428 million, up 3 per cent on last year.

The Directors declared a fully franked final dividend of nine cents per share, bringing total fully franked dividends for the year to 17 cents per share.

This was a very solid result, achieved under extraordinary conditions. Consider what has happened over the past year:

- The terrorist attacks of September 11th in the United States;

- The collapse of Ansett Airlines, which cost 15,000 jobs and threatened economic chaos;

- The war in Afghanistan and the continuing threat of war in Iraq; and

- The economic downturn in the United States, with a nervous atmosphere compounded by high profile corporate collapses.

In these circumstances your Qantas:

- Stepped up to the emergency situation in September 2001, flying 110,000 stranded Ansett passengers for free or at deep discounts to avert a national transport crisis.

- Qantas was called upon to expand by 50 percent domestically in less than nine months. This size and pace of growth is almost unprecedented in Australian corporate history, and its success represents a major achievement for Qantas management and staff.

- Qantas increased staff numbers to around 33,000 people, of whom more than 31,000 were employed within Australia. Among the new recruits were 1,500 former Ansett staff.

- Qantas carried more than 27 million passengers, operating a fleet of 187 aircraft across a network spanning 142 destinations in 32 countries.

- Qantas took delivery of 21 new aircraft between February and August this year and advanced plans to take delivery of a further 14 aircraft by December 2003, including two new types of aircraft, the Airbus 330-200 and the Boeing 747-400ER.

These strong results in exceptional times are a reflection of the size, scale, resilience and flexibility of your Qantas, which is one of the few profitable, stable, commercial airlines in the world.

According to the International Air Transport Association, calendar year 2001 was only the second year in the history of civil aviation in which international traffic declined. Member airlines of the Association lost $36 billion for the calendar year.

As an illustration of how the value of some airlines has been affected, the market capitalisation of United Airlines, which operates a fleet of over 500 aircraft, is today A$186 million, which could not purchase a single Boeing 767-300 aircraft. Yet this financial year, Qantas recorded one of its strongest results and is embarking on a major fleet re-equipment program.

For the period since the float in 1995 to 16 October, Qantas' total shareholder return, a measure which includes share price performance and dividends, was 267 percent. This compares very favourably to the average performance of peer airlines including Singapore, American and Lufthansa, which achieved total shareholder return of negative 43 per cent. And Qantas' total shareholder return of 267 percent also compares favourably to the Australian market average of 44 per cent (measured against the S&P ASX 200).

Strategy

Qantas has had to move rapidly over the past year to adapt to dramatically changing circumstances. But the company has also made great progress in its long term objective of securing a strong and stable future.

First, Qantas is segmenting the flying businesses to profitably deliver the right cost/service equation to customers. So within Qantas there are effectively five airline businesses, each one carefully configured to meet customer needs and maximise returns.

- The premium international carrier with a three and a two class product;

- Australian Airlines, to be launched in about a fortnight, will be a full service, single class international leisure airline, initially linking Cairns and six Asian ports: Osaka, Fukuoka, Nagoya, Taipei, Hong Kong and Singapore. The first month of operations are nearly booked out, and Australian Airlines has more than a 70 per cent load factor through to April 2003;

- There's Cityflyer, the very successful two class shuttle that operates between Melbourne, Sydney and Brisbane which will soon be extended to Adelaide and here to Perth;

- There's a full service two class product for a number of other domestic destinations and an all economy service for routes with little or no demand for business class travel; and

- Of course there is QantasLink, which is now a major operation in its own right, providing important services for regional Australia.

Second, Qantas is focusing on growing non-flying businesses which have great potential not only to deliver strong profits, but to also smooth aviation cycles. Qantas Flight Catering, Qantas Holidays and Qantas Freight all contributed strongly to the year's result. Qantas will invest in and grow these subsidiary businesses so that they, along with QantasLink, contribute about one third of future profits.

Third, Qantas is committed to international alliance relationships which will extend network coverage to improve customer choice and profitability. Qantas is a member of the **one**world alliance, with leading international airlines including BA and American Airlines.

As you are aware, Qantas is in discussions with Air New Zealand about the possibility of a strategic alliance between the two airlines and an acquisition of a minority equity interest in Air New Zealand. While constructive discussions are continuing, no agreement or commitment has been entered into at this time and any agreement would be conditional on a number of approvals. I cannot add anything more at this stage.

To sum up, your Qantas is developing into an integrated set of aviation and related businesses.

These businesses are managed for maximum innovation and efficiency. For example, Qantas is one of the world leaders in yield management to align costs and services to varying levels of demand.

They are closely targeted to customers needs. For example, Internet-only fares were available to only about 22 domestic destinations around one year ago – now they are available to more than 160 domestic destinations. More than 20 percent of Qantas domestic bookings are now made via qantas.com – the highest of any traditional airline.

All our businesses are committed to the highest service and safety standards. And this is where the airline's capital investment program becomes very important.

Investing for the future

An airline is, of course, highly capital intensive, and a key part of the Board's deliberations have been about giving Qantas the capability to invest for future success. Qantas has a planned $13 billion capital expenditure program over the next

decade that will see more new aircraft, further improved in-flight product and even better facilities on the ground. Some highlights to date include:

- This time last year I announced the introduction of the next generation Boeing 737-800 aircraft into the domestic fleet. The engineering and maintenance team introduced 15 of these aircraft into the fleet between February and August this year – a fantastic achievement, as well as adding six Boeing 717s to the existing fleet;

- The substantial progress of our $300 million project to install a new in-flight entertainment system on the Qantas fleet of Boeing 747-400s. The Qantas in-flight entertainment product recently received three prestigious awards, including best overall in-flight entertainment, from the World Airline Entertainment Association;

- A separate program to upgrade the interiors of the Boeing 747 fleet;

- The upgrading of a number of international and domestic lounges; and

- The establishment of SnapFresh, our meal production centre near Brisbane, that uses state-of-the-art rapid freezing technology and is able to produce up to 20 million meals a year for Qantas, other airlines and other businesses in the hospitality, health care and mining industries. SnapFresh presently employs 90 staff with plans to increase to 200 staff over five years. SnapFresh is currently averaging 190,000 meals per week, just under 50 per cent of its capacity.

To fund these and other capital related projects, the Board is committed to maintaining a reasonable mix between debt and equity, and of course to maintain a strong and sustainable profit performance. During the past twelve months, Qantas has company successfully raised over $1.3 billion in equity through two separate capital raisings – the first being a placement in October 2001 and the second being an entitlement offer completed in September 2002.

People

The relative success of Qantas over the past year has not been a matter of luck. It's been about performance at all levels of the company.

I would like to acknowledge my fellow Board members who have worked tirelessly on your behalf this year. They have brought an unrivalled resource of intellect, judgment, wisdom and commitment to their deliberations. Right now the media is running a major debate about global corporate governance standards, sparked by failures in the US and here in Australia. Your Board takes this matter very seriously indeed, and earlier this year our Audit Committee undertook an extensive review of the independence of auditors, the role of the Audit Committee and Board. I can assure you that we are operating at the highest levels of corporate governance by the best international standards.

No matter how good the formal structures and processes, good corporate governance must be linked to broader corporate and social values of transparency, accountability, fairness and responsibility.

Your Qantas Directors have the independence, ethics, integrity, judgement and where necessary, the bravery to ask the hard questions. Frankly, transparency and accountability can't be built into a set of prescriptive rules. Rather, they must be achieved by a commitment from the top down to using these values as the basis for daily management behaviour.

Qantas is extremely fortunate to have Geoff Dixon as CEO. He has led the company through a time of unprecedented change, and, with his outstanding management team, is setting Qantas on a path of sustainable success. Excesses in executive remuneration in the United States have reached mind boggling levels, with failed executives receiving hundreds of millions of dollars in salaries and options. At Qantas, your Board is seeking to deliver fair incentives for performance, as well as transparency for shareholders. Shortly, I will put to your vote a proposal which we believe gives Qantas executives the right kind of rewards to retain them and ensure their long term interests are aligned and consistent with shareholders.

The Deferred Share Plan is for shareholder approval today, under which a minimum of 10 percent of executive performance bonuses in future will be delivered through shares, which will be locked up for two years.

Approval is also sought for the two Executive Directors, Geoff Dixon and Peter Gregg, to be granted additional shares which will be locked up for four years, as part of their long term incentive. This is in recognition of their extraordinary contribution over the past two years, particularly the last 12 months and the exceptional circumstances Qantas has faced. It is important to note that during the past two years, no equity has been granted to them. Consistent with market practice to provide executives with some equity, the Board is of the view that these grants are modest, consistent with how other companies are addressing equity for executives, and reflect the values I just mentioned – transparency, accountability, fairness and responsibility.

Finally, I want to recognise and applaud the hard work, the professionalism and the performance of all of the Qantas staff. Qantas paid $54 million to staff via a special four per cent bonus payment in recognition of their efforts during the year and earlier wage restraint. The Board also decided to allocate $30 million for $1,000 worth of Qantas shares to all Australian-based eligible employees under the Qantas Profitshare Scheme. 273 shares were issued to each eligible employee yesterday.

I believe the idea of a direct and transparent link between company performance and employee remuneration is now well accepted and will serve the company well.

Brand and reputation

Of course, all of us associated with Qantas, past and present, know that this is far more than just another company. Qantas is an Australian icon. Qantas both promotes and reinforces Australia's image. I can assure you that this reputation will be jealously protected.

Over the past year, Qantas spent $38 million in marketing and sponsorships to attract travellers from Australia and around the world. Qantas spends billions of

dollars with Australian suppliers and continues to be a major supporter of many arts, sports and charitable organisations across the country.

About one third of all Qantas domestic tickets are sold at a deep discount. This equates to about 7.5 million tickets each year. Only about 20 per cent of domestic tickets are sold at the full rate – and most of these attract corporate rebates.

For regional Australia, QantasLink now serves 55 cities and towns throughout this land and operates more than 400 flights each day. QantasLink has grown substantially over the past year and introduced a number of new regional destinations – including to Port Hedland and Newman here in Western Australia. QantasLink employs 1,600 people and is a strong supporter of regional events, organisations and tourism.

QantasLink continues to operate a significant number of marginal or loss making routes. This "social flying" reflects Qantas' recognition of the airline's important role and responsibility to the Australian community.

Over this past year, Qantas has demonstrated again that it is a source of strength and support for the Australian economy and broader Australian community. This close identification with Australia will remain an integral part of the company's energy and vitality.

Conclusion

Let me conclude. Airlines operate on wafer thin margins most of the time. And this has been one of the worst years the industry has ever experienced. So the fact that Qantas has delivered a strong result is good news in itself, and a sign that the company is primed to succeed whatever circumstances may prevail.

I can assure you that the Board and the company as a whole is working with great determination to deliver to you the owners, to employees, customers and the Australian community the best in results and performance over the coming years. I hope that you take pride, as I do, in the Qantas performance.


QANTAS

Media Release

QANTAS INDONESIA CAPACITY

PERTH, 17 October 2002: Qantas said today it would operate additional flights into Denpasar and Jakarta from tomorrow, to meet the requirements of Australians in Indonesia wanting to travel home.

Qantas Chief Executive Officer Geoff Dixon said the airline would assess capacity requirements and adjust its schedules on a daily basis to ensure it was meeting needs.

He said that Qantas would provide a copy of the Australian Government's latest travel advisory to all customers departing Australia for Indonesia on Qantas flights at check-in, and advise all other customers at the time of booking.

Australians in Indonesia wanting to book on Qantas should call 0018 036 1786.

People wanting travel advice should check the Department of Foreign Affairs and Trade web site at www.dfat.gov.au/travel

Issued by Qantas Public Affairs (Q2805)
Media Enquiries: Michael Sharp - Telephone 0408 480 145

General Counsel
Brett Johnson


QANTAS

17 October 2002

The Manager Announcements
Australian Stock Exchange Limited
Level 4
20 Bridge Street
SYDNEY NSW 2000
Facsimile: 1300 300 021

Dear Sir

Results of Resolutions and Proxy Information - 2002 Annual General Meeting

As required by Listing Rule 3.13.2, we advise that the following Resolutions were passed by shareholders at the 2002 Annual General Meeting held in Perth today:

3. Election of Directors

3.1 Trevor Kennedy – Ordinary Resolution

"That Trevor Kennedy, a Director retiring in accordance with the Constitution, being eligible, is re-elected as a Director of Qantas Airways Limited."

3.2 John Schubert – Ordinary Resolution

"That John Schubert, a Director retiring in accordance with the Constitution, being eligible, is re-elected as a Director of Qantas Airways Limited."

3.3 Paul Anderson – Ordinary Resolution

"That Paul Anderson, a Director retiring in accordance with the Constitution, being eligible, is elected as a Director of Qantas Airways Limited."

4. Non Executive Directors' Fees – Ordinary Resolution

"That the maximum aggregate amount payable to Non-Executive Directors by way of Directors' Fees be increased from $1,100,000 to $1,500,000 per annum."

5. Qantas Deferred Share Plan

5.1 Introduction of the Qantas Deferred Share Plan – Ordinary Resolution

"That:

1. the Qantas Deferred Share Plan, described in the explanatory letter accompanying the Notice of Meeting and in the form submitted to the Meeting and, for the purposes of identification, signed by the Chairman of the Meeting, is approved; and
2. pursuant to Exception 9 of Listing Rule 7.2, the issue of securities under the Qantas Deferred Share Plan is an exception to Listing Rule 7.1."

5.2 **Participation in the Qantas Deferred Share Plan by Geoff Dixon – Ordinary Resolution**

"That, pursuant to Listing Rule 10.14 and under the Terms & Conditions of the Qantas Deferred Share Plan, Geoff Dixon, the Chief Executive Officer, is permitted to participate in the Qantas Deferred Share Plan as is contemplated by the explanatory letter accompanying the Notice of Meeting."

5.3 **Participation in the Qantas Deferred Share Plan by Peter Gregg – Ordinary Resolution**

"That, pursuant to Listing Rule 10.14 and under the Terms & Conditions of the Qantas Deferred Share Plan, Peter Gregg, the Chief Financial Officer, is permitted to participate in the Qantas Deferred Share Plan as is contemplated by the explanatory letter accompanying the Notice of Meeting."

6. **Qantas Profitshare Scheme**

"That, pursuant to Exception 9 of Listing Rule 7.2, the issue of securities under the Qantas Profitshare Scheme is an exception to Listing Rule 7.1."

The above Resolutions were decided on a show of hands. As required by section 251AA(1)(a) of the Corporations Act, the following Proxy Information is provided:

	TOTAL NUMBER OF PROXY VOTES				
	FOR	AGAINST	ABSTAIN	OPEN (BOARD)	OPEN (OTHER)
RE-ELECTION OF TREVOR KENNEDY	620,917,686	6,774,045	8,685,528	28,188,932	831,318
RE-ELECTION OF JOHN SCHUBERT	621,321,498	6,098,040	8,897,364	28,248,289	832,318
ELECTION OF PAUL ANDERSON	622,867,616	4,636,050	8,683,958	28,380,533	829,352
NON-EXECUTIVE DIRECTORS' FEES	606,852,350	20,561,895	8,466,903	21,115,276	793,163
INTRODUCTION OF THE QANTAS DEFERRED SHARE PLAN	582,428,459	44,688,266	9,480,508	21,093,680	791,526
PARTICIPATION IN THE QANTAS DEFERRED SHARE PLAN BY GEOFF DIXON	555,604,289	57,684,786	24,805,783	21,087,517	790,526
PARTICIPATION IN THE QANTAS DEFERRED SHARE PLAN BY PETER GREGG	554,834,656	58,229,989	24,877,983	21,102,445	790,526
QANTAS PROFITSHARE SCHEME	617,575,847	10,751,461	8,207,839	21,116,130	835,239

Yours faithfully



Brett Johnson
General Counsel


QANTAS

Media Release

QANTAS SCHEDULE CHANGES

SYDNEY, 22 October 2002: Qantas today announced an interim schedule effective from November, aimed at redirecting capacity from some of its Indonesia services to holiday destinations where demand was increasing.

Qantas Executive General Manager Sales and Marketing John Borghetti said that the airline had played a major role in moving capacity to Bali so that people wanting to return home could do so quickly and easily.

"With the needs of those travellers met, and demand for travel between Australia and Bali slowing over the coming months, we have reassessed our schedule to ensure we are offering enough capacity to other international and domestic holiday destinations for the busy Christmas holiday season," he said.

Mr Borghetti said Qantas would:

- Continue to operate four Sydney-Jakarta and two Perth-Jakarta return flights per week;
- Offer two Boeing 767 Sydney-Denpasar return services a week from November – down from four return services a week;
- Maintain operations between the Northern Territory and Denpasar by operating one of these Sydney 767 flights via Darwin;
- Operate one weekly return Boeing 737 Perth-Denpasar service flight each week from December, increasing to two services a week in January; and
- Cancel the weekly Melbourne-Denpasar service.

Mr Borghetti said Qantas would continue to assess demand and make adjustments to the schedule where required.

"We have the flexibility to introduce additional capacity quickly if circumstances require it, as we have done over the past week," Mr Borghetti said.

Mr Borghetti said many customers who had booked holidays to Bali were changing to destinations such as Fiji and Queensland, and that Qantas would direct additional capacity to these routes to cater for the increased demand in the December-January school holiday period.

"We are planning to add capacity to our Cairns, Gold Coast, Hamilton Island, Rockhampton, Maroochydore and Perth routes, as well as Nadi and Singapore," he said.

Issued by Qantas Public Affairs (Q2806)
Media Enquiries: Michael Sharp - Telephone 02 9691 3469

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QANTAS AIRWAYS LIMITED**
ABN	**16 009 661 901**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Geoffrey James Dixon
Date of last notice	2 October 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	18 October 2002
No. of securities held prior to change	14,833
Class	Ordinary Shares
Number acquired	27,514
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.63
No. of securities held after change	42,347

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of Ordinary Shares under the Qantas Deferred Share Plan – 2002 Performance Bonus Plan. (These shares were purchased on-market.)

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Qantas Deferred Share Plan – 2002 Performance Bonus Plan.
Nature of interest	Rights granted pursuant to the Terms & Conditions and Rules of the Qantas Deferred Share Plan. If Rights vest, the Director is entitled to be allocated one Ordinary Share for each Right.
Name of registered holder (if issued securities)	N/A
Date of change	23 October 2002
No. and class of securities to which interest related prior to change Note: *Details are only required for a contract in relation to which the interest has changed*	0 Rights
Interest acquired	3,057 Rights
Interest disposed	N/A
Value/Consideration Note: *If consideration is non-cash, provide details and an estimated valuation*	N/A
Interest after change	3,057 Rights

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	QANTAS AIRWAYS LIMITED
ABN	16 009 661 901

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Allan Gregg
Date of last notice	2 October 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	18 October 2002
No. of securities held prior to change	4,390
Class	Ordinary Shares
Number acquired	18,489
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.63
No. of securities held after change	22,879

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of Ordinary Shares under the Qantas Deferred Share Plan – 2002 Performance Bonus Plan. (These shares were purchased on-market.)

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Qantas Deferred Share Plan – 2002 Performance Bonus Plan.
Nature of interest	Rights granted pursuant to the Terms & Conditions and Rules of the Qantas Deferred Share Plan. If Rights vest, the Director is entitled to be allocated one Ordinary Share for each Right.
Name of registered holder **(if issued securities)**	N/A
Date of change	23 October 2002
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	0 Rights
Interest acquired	2,054 Rights
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	2,054 Rights

General Counsel
Brett Johnson


QANTAS

28 October 2002

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000
Facsimile: 1300 300 021

Dear Sir

Preliminary Monthly Traffic and Capacity Statistics – August 2002

Attached are the Qantas Preliminary Monthly Traffic and Capacity Statistics for August 2002.

Yours faithfully

Brett Johnson
General Counsel

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY* MONTHLY TRAFFIC AND CAPACITY STATISTICS
AUGUST 2002

Summary of Traffic and Capacity Statistics

Month of August 2002

International traffic, measured in Revenue Passenger Kilometres (RPKs) decreased by 2.5 percent in August 2002 while capacity, measured in Available Seat Kilometres (ASKs), fell by 7.6 percent. This resulted in a revenue seat factor of 79.9 percent, 4.2 percentage points higher than for August 2001.

Domestic RPKs increased by 51.5 percent in August, while ASKs increased by 44.3 percent over the same period. The resulting revenue seat factor of 78.3 percent was 3.7 percentage points higher than the previous year.

August Group (comprising international, domestic and regional) passenger numbers increased by 24.1 percent over the previous year. RPKs increased by 9.6 percent, while ASKs were up 4.0 percent, resulting in a revenue seat factor of 79.3 percent, which was 4.1 percentage points higher than the previous year.

Year to Date August 2002

International revenue seat factor for year to date August 2002 increased by 2.5 percentage points to 81.1 percent when compared with year to date August 2001, while international yield excluding exchange increased by 6.0 percent over the same period. Domestic yield excluding exchange for the financial year to August increased by 5.0 percent. Domestic revenue seat factor increased by 3.9 percentage points to 79.8 percent over the same period.

Group passenger numbers for the year to August increased by 23.6 percent over the previous year. RPKs and ASKs increased by 8.0 percent and 4.2 percent respectively, resulting in a revenue seat factor of 80.5 percent, up 2.8 percentage points from the previous year.

Recent Developments

The 2002 Annual General Meeting of Qantas Airways Limited was held on 17 October in Perth. All Resolutions were passed by shareholders at the meeting.

On 21 October 2002, the Civil Aviation Safety Authority granted Australian Airlines an air operators certificate, which will allow the airline to commence flights on 27 October 2002. Australian Airlines will initially operate four Boeing 767-300 aircraft between Cairns and Nagoya, Osaka, Fukuoka, Taipei, Hong Kong and Singapore.

Qantas announced an interim schedule effective from November 2002. The interim schedule is aimed at redirecting capacity from some Indonesia services to holiday destinations where demand is increasing, including Cairns, Gold Coast, Hamilton Island, Rockhampton, Maroochydore, Perth, Nadi and Singapore. Qantas will continue to assess demand and make further capacity adjustments where required.

Qantas announced that it will extend its CityFlyer service to Perth from January 2003. The new CityFlyer services will operate seven times each day between Sydney and Perth and eight times a day on the Melbourne-Perth route.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY* MONTHLY TRAFFIC AND CAPACITY STATISTICS

AUGUST 2002

	Month			Financial Year to Date		
Domestic	**2002/03**	**2001/02**	**Change**	**2002/03**	**2001/02**	**Change**
Passengers carried ('000) **	1,451	985	47.3%	2,936	2,006	46.4%
Revenue Passenger Kilometres (m)	1,959	1,293	51.5%	3,992	2,664	49.9%
Available Seat Kilometres (m)	2,500	1,733	44.3%	5,003	3,508	42.6%
Revenue Seat Factor (%)	78.3	74.6	3.7 pts	79.8	75.9	3.9 pts
International	**2002/03**	**2001/02**	**Change**	**2002/03**	**2001/02**	**Change**
Passengers carried ('000) **	733	744	(1.5)%	1,507	1,523	(1.1)%
Revenue Passenger Kilometres (m)	4,546	4,663	(2.5)%	9,314	9,701	(4.0)%
Available Seat Kilometres (m)	5,687	6,157	(7.6)%	11,481	12,350	(7.0)%
Revenue Seat Factor (%)	79.9	75.7	4.2 pts	81.1	78.6	2.5 pts
Core Airline	**2002/03**	**2001/02**	**Change**	**2002/03**	**2001/02**	**Change**
Passengers carried ('000) **	2,184	1,729	26.3%	4,443	3,529	25.9%
Revenue Passenger Kilometres (m)	6,505	5,956	9.2%	13,306	12,365	7.6%
Available Seat Kilometres (m)	8,188	7,890	3.8%	16,484	15,858	4.0%
Revenue Seat Factor (%)	79.4	75.5	3.9 pts	80.7	78.0	2.7 pts
Average Passenger Journey Length	2,978	3,445	(13.5)%	2,995	3,504	(14.5)%
Total Group Operations	**2002/03**	**2001/02**	**Change**	**2002/03**	**2001/02**	**Change**
Passengers carried ('000) **	2,505	2,018	24.1%	5,081	4,111	23.6%
Revenue Passenger Kilometres (m)	6,724	6,137	9.6%	13,741	12,729	8.0%
Available Seat Kilometres (m)	8,481	8,155	4.0%	17,069	16,385	4.2%
Revenue Seat Factor (%)	79.3	75.2	4.1 pts	80.5	77.7	2.8 pts

Notes

* Any adjustments to preliminary statistics will be included in the year-to-date results next month. Where figures have been rounded, discrepancies may occur between the sum of the components of items and the total, and in percentage changes which are derived from figures prior to rounding.

** The number of passengers carried is calculated on the basis of origin/destination (ie. one origin/destination journey represents one passenger regardless of the number of stage lengths undertaken).

Key

(m) Millions
RPKs: The number of paying passengers carried, multiplied by the number of kilometres flown
ASKs: The number of seats available for sale, multiplied by the number of kilometres flown



aMaDEUS

QANTAS MOVES TO AMADEUS

SYDNEY, 4 November 2002: Qantas Airways successfully moved its entire reservations and ticketing system to Amadeus over the weekend, joining 109 airlines and more than 60,000 travel agencies worldwide.

Qantas Chief Information Officer Fiona Balfour said the switch to Amadeus would enable the airline to offer customers greater accessibility and flexibility when making travel arrangements.

"As our business volumes continue to grow, being part of the Amadeus global community for ticket sales will be a key benefit and the new system also offers us a broader range of enhanced e-commerce products," Ms Balfour said.

"Our customers' expectations are changing at a rapid rate and the Amadeus Global Distribution System will allow us to not only meet, but exceed these expectations in the years ahead."

Ms Balfour said Qantas was joining four other **one**world alliance members already part of the Amadeus system – British Airways, Iberia, Finnair and Lan Chile.

The move to Amadeus involved shutting down the majority of the airline's key systems for several hours while 31,737 terminals and 202 system links were reconnected.

The transition involved the migration of 1.5 million Passenger Name Records (PNRs) and 1.98 million e-tickets and 3.5 million Frequent Flyer profiles.

Ms Balfour said the successful cutover followed two years of meticulous planning.

"In the lead-up to cutover about 9,000 front-line staff in Telephone Sales, Retail, Qantas Business Centres and Airports were trained in seven days to use the new system.

"The change to Amadeus has been a fantastic demonstration of the skills and commitment of everyone in Qantas and Amadeus from those on the front-line and in the Project Team as well as the affected business and system groups."

The Vice President, Airline Business Group of Amadeus, Hans Jorgensen, said: "Working with Qantas has been yet another stimulating experience of making two teams and organisations work as one, managing an impressively large project.

"Qantas has shown remarkable growth in business and we are proud to have a world-class airline like this migrate to our system," Mr Jorgensen said.

"We are convinced Qantas will experience significant return of investment, not only in terms of customer satisfaction but also in integration with other airlines and efficiency."

Becoming an Amadeus Sales System User is the first phase of Qantas' Triton Program. Between 2003 and 2005 Qantas, in partnership with Amadeus, will be implementing a New Generation of world-class airline systems for departure control, inventory and load control.

Eight international (including Australian Airlines) and 10 domestic hosted airlines followed Qantas' lead and moved their reservations and ticketing systems to Amadeus on the weekend.

The hosted airlines are:
International: Air Pacific (FJ); Air Fiji (PC); Solomon Airlines (IE); Air Caledonie (SB); Air Vanuatu (NF); Polynesian Airlines (PH); Air Marshall Islands (CW) and Australian Airlines (AO).

Domestic: Airlines of South Australia (RT); O'Connor Airlines (UQ); National Jet (NC); MacAIR (CC); Air Link (DR); Airnorth Regional (TL); Sunshine Express (CQ); Northwest Regional (FY); Aero Pelican (OT) and Norfolk Jet Express (formerly Yanda Airlines –YE).

Qantas operates a fleet of 187 aircraft across a network spanning 142 destinations in 32 countries.

Issued by Qantas Corporate Communication (2813)
Qantas Media Enquiries: Corporate Communication Adviser Sonya Sandham
- Telephone: + 61 2 9691 3473
- Mobile: + 61 418 210 005

Amadeus Media Enquiries: Director of Corporate and Marketing Communication Miguel Vermehren
- Telephone: +34 91 582 01 60
- Mobile: +34 609 00 41 66


QANTAS

Media Release

QANTAS ALLIANCE WITH AIR NEW ZEALAND

SYDNEY, 25 November 2002: Qantas Airways and Air New Zealand have agreed to enter into a wide-ranging strategic alliance.

The alliance will involve Qantas taking a 22.5 per cent cornerstone shareholding in Air New Zealand.

Qantas Chairman Margaret Jackson said the Qantas Board had unanimously approved the agreement and the share transaction.

Ms Jackson said the Board believed the strategic benefits to both airlines would ensure they played major roles in growing the economies of both countries.

"This alliance is an outstanding example of CER at work and we are confident of its success," she said.

Qantas Chief Executive Officer Geoff Dixon said the strategic partnership would assist both airlines to retain their independence in an industry facing considerable and continuing difficulties.

"It will also improve job security for employees of both airlines and boost transport and tourism in Australia and New Zealand," Mr Dixon said.

The strategic alliance agreement is subject to the approval of the New Zealand Minister of Transport (in his role as Kiwi Shareholder), Air New Zealand shareholders, the New Zealand Commerce Commission and the Australian Competition and Consumer Commission.

Qantas today lodged an application with the Minister of Transport, Hon Paul Swain, for consent to own shares in Air New Zealand.

The agreement includes:

- Qantas and Air New Zealand forming a group, made up of an equal number of representatives from each airline, that will coordinate the entire Air New Zealand domestic and international network and Qantas flights to, from and within New Zealand;

- Air New Zealand managing the day-to-day commercial aspects of these services with support from the coordinating group;

- Air New Zealand and Qantas codesharing on all New Zealand domestic and trans-Tasman flights and on flights between New Zealand and the Americas;

- Air New Zealand also codesharing on Qantas Australian domestic flights and Qantas international flights that connect with Air New Zealand flights;

- Qantas inviting one Air New Zealand director to join the Qantas Board and nominating two representatives to be appointed to the Air New Zealand Board.

Mr Dixon said Qantas would fund the investment in Air New Zealand from some of the proceeds of the equity raising completed in August.

He said it was anticipated that the alliance would deliver combined synergies of up to $NZ450 million by year three of the agreement and would be earnings per share accretive from 2003/2004 onwards.

Mr Dixon said Qantas would invest in Air New Zealand in three stages:

- first, if approval is obtained from the New Zealand Minister of Transport, Qantas will subscribe for convertible notes equal to a 4.99 per cent interest in Air New Zealand at NZ$0.445 per share;

- secondly, approval by regulators and Air New Zealand shareholders will result in the notes converting to shares. At the same time, additional shares will be issued by Air New Zealand, taking the total Qantas equity investment to 15 per cent;

- Qantas has an option to acquire the remaining 7.5 per cent at the time of regulatory approval or within three years of that approval.

Mr Dixon said the alliance would enable both Qantas and Air New Zealand to make better use of their resources and capabilities, creating significant synergies and growth opportunities. In particular, the alliance would:

- provide economic benefits over the next five years of more than A$680 million to Australia and about NZ$1 billion to New Zealand;

- increase visitor numbers to both countries by tens of thousands each year through more effective promotion and more attractive holiday packages;

- improve aircraft utilisation for both airlines, allowing for the development of new direct trans-Tasman routes that neither airline can offer independently;

- improve the coordination of services both across the Tasman and within Australia and New Zealand; and

- increase freight capacity to the benefit of exporters and importers in both countries.

"This alliance will allow both airlines to compete more effectively in an increasingly tough global aviation market," Mr Dixon said.

"Around the world, more than 200,000 airline jobs were lost between September 2001 and October 2002. A further 15,000 job cuts have been announced by US and European airlines this month.

"In addition, at least 80,000 aircraft manufacturing jobs have been lost and Boeing announced last week that it would cut 5,000 jobs next year.

"The IATA membership of airlines, which includes most of the world's commercial airlines, collectively lost over US$12 billion in 2001 and they are forecast to lose a further US$5 billion in 2002."

Mr Dixon said that in this environment, airlines were increasingly entering alliances and equity partnerships to secure their long term survival. For example:

- Delta, Northwest and Continental are seeking approval for a codesharing and marketing alliance;
- United Airlines and US Airways are seeking approval for a similar alliance;
- Alitalia and Air France have announced an exchange of equity;
- KLM and Air France are in discussions about an exchange of equity.

"Qantas and Air New Zealand together make up less then four per cent of the word aviation market and neither airline can ignore the forces of globalisation and consolidation that characterise this complex and demanding industry," Mr Dixon said.

Issued by Qantas Corporate Communication (Q2826)
Media Enquiries: Michael Sharp - Telephone (61 2) 9691 3469

General Counsel
Brett Johnson


QANTAS

25 November 2002

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000
Facsimile: 1300 300 021

Dear Sir

Qantas/Air New Zealand Strategic Alliance

Attached is a Presentation to Investors entitled "Qantas/Air New Zealand Strategic Alliance".

Yours faithfully

per Brett Johnson
General Counsel

Qantas Airways Limited
ABN 16 009 661 901
203 Coward Street Mascot New South Wales 2020 Australia

Presentation to Investors

Qantas/Air New Zealand Strategic Alliance

25 November 2002

Overview

- Establishment of a Strategic Alliance between Qantas and Air New Zealand
- Involves:
  - Qantas taking an equity investment in Air New Zealand of up to 22.5 percent
  - Pricing and schedule coordination
  - Reciprocal Board representation

Overview

- Subject to Air New Zealand shareholder and regulatory approval
- Investment will be:
  - Funded from proceeds of equity raising undertaken in August 2002
  - EPS accretive from 2003/04 onwards

Rationale

- Alliance will:
  - Enable both Qantas and Air New Zealand to make better use of resources and capabilities, creating significant synergies and growth opportunities
  - Allow both airlines to compete more effectively in an increasingly demanding global aviation market

Scope of Alliance

- Joint airline operations (JAO) covers:
  - All of Air New Zealand network
  - All Qantas flying to, from and within New Zealand
- Air New Zealand will not operate services within or beyond Australia (except SYD-LAX)

Scope of Alliance

- Qantas will not operate services within or beyond New Zealand, except through the JAO
- Once authorised, Air New Zealand and Qantas will coordinate all aspects of pricing and scheduling of the JAO

Benefits of Alliance

- EPS accretive from 2003/04 onwards
- Full scope of benefits will take up to three years to be realised:
  - Resolution of alliance memberships
  - Implementation of JAO systems and schedules
- Combined pre-tax synergies of between NZ$330 and NZ$450 million per annum expected by year three

Benefits of Alliance

- Combined benefits derived by Qantas and Air New Zealand will be adjusted equitably in accordance with an agreed mechanism, with reference to:
  - Contribution net of EBITDAR and standardised aircraft charge
  - Capacity deployed by each carrier on the JAO network
  - Benefits brought by each party to the JAO

Benefits of Alliance

- Additional 22.5 percent share of Air New Zealand profit accrues to Qantas through shareholding

Benefits of Alliance

- Reciprocal codeshare across the JAO networks
- Air New Zealand codeshare on non-JAO connecting Qantas sectors
- Joint scheduling, pricing and inventory management and coordinated sales activities on JAO networks
- Reciprocal Frequent Flyer programs and lounge access

Benefits of Alliance

- Increased feed from Air New Zealand to Qantas non-JAO services - Singapore, Los Angeles and Australian domestic ports
- Operational cost savings, primarily from cost of sale reductions and mix/usage of aircraft types
- Access to Express and Freedom low-cost products
- Qantas Holidays actively selling Air New Zealand services

Benefits of Alliance

- Over time, cooperation also expected in the areas of:
  - Engineering and maintenance activities
  - Joint lounges and co-location of offices
  - Alignment of corporate office functions

Investment in Air New Zealand

- **STEP ONE:** Subscription for Convertible Notes equal to 4.99 percent equity interest in Air New Zealand
  - Issued at 10 percent discount to VWAP for 20 day period up to and including 20 November 2002, equal to NZ$0.445 per share
  - Requires New Zealand Minister of Transport approval, as Kiwi Shareholder
  - Approval expected by end of 2002

Investment in Air New Zealand

- **STEP TWO:** Conversion of Notes and concurrent issue of shares bringing cumulative interest in Air New Zealand to 15 percent
  - Additional shares issued at same price as Notes
  - Occurs following regulatory and shareholder approval
  - Regulatory approval expected by end of July 2003

Investment in Air New Zealand

- **STEP THREE:** Issue of shares to take total investment to 22.5 percent
- To occur either:
  - At same time as 15 percent stake taken. Shares would be issued at same price as Notes
  - Three years after 15 percent stake taken. Shares would be issued at 15 percent discount to prevailing market price

Investment in Air New Zealand

- Optional top-up rights to maintain 22.5 percent shareholding

Board Representation

- Qantas entitled to nominate two directors to Air New Zealand Board:
  - One nomination under Strategic Alliance Agreement
  - Further nomination when equity holding above 10 percent to maintain proportionate representation

Board Representation

- Air New Zealand entitled to nominate one director to Qantas Board
  - Under Strategic Alliance Agreement
- Air New Zealand Board quorum and committees to include Qantas director
- Qantas director required to sign any written resolution of Air New Zealand Board

Administration of JAO networks

- Commercial aspects of JAO networks to be managed by Air New Zealand
- Management role effective upon reciprocal codesharing on the JAO networks
- Air New Zealand to coordinate management until this is effected
- Qantas to second staff to assist Air New Zealand's management

Administration of JAO networks

- Air New Zealand management supported by Strategic Alliance Advisory Group (SAAG)
  - Qantas and Air New Zealand each nominate three members
  - Reviews and endorses business plans and budgets of JAO networks
  - Monitors JAO networks' performance and capture of organisational opportunities

Administration of JAO networks

- Matters not resolved by SAAG enter defined escalation process
- Initial term of five years from resolution of alliance memberships

Accounting for Investment

- The Convertible Notes will be accounted for as an investment in Air New Zealand
- Following regulatory and shareholder approval and consequent increase in investment to 15 or 22.5 percent, the entire investment will be equity accounted

Accounting for Investment

- Qantas share of Air New Zealand net profit will be taken to account each period, adjusted for accounting policy differences and goodwill amortisation
- Goodwill will be amortised over a period of up to 20 years

Conclusion

- A strategic alliance with Air New Zealand represents a unique opportunity for Qantas and Air New Zealand to achieve more together, both operationally and financially, than could be achieved independent of each other

Appendice

Regulatory Approvals Required

- Kiwi Shareholder (Minister of Transport) approval required for Qantas to acquire any shares in Air New Zealand and for amendments to the Air New Zealand Constitution
- Approval expected by end of 2002

Regulatory Approvals Required

- Application to the Australian Competition and Consumer Commission (ACCC) and the New Zealand Commerce Commission (NZCC) to authorise:
  - Equity subscription
  - Strategic Alliance (price and schedule coordination)
- Final determination expected by end of July 2003

Regulatory Approvals Required

- Expect undertakings will be negotiated to:
  - Facilitate entry of new competitors
  - Protect consumers
  - Lock in benefits to stakeholders

Regulatory Approvals Required

- Shareholder approval (including Government/Treasurer approval) for:
  - Acquisition of more than 10 percent of Air New Zealand (under NZSE Listing Rules)
  - Acquisition of more than 20 percent of Air New Zealand (under Takeovers Code)
  - Amendments to Air New Zealand Constitution
  - Entry into and performance of Strategic Alliance and related documents
  - Appointment of Qantas nominated director to Air New Zealand Board
- Approval expected by end of August 2003

Regulatory Approvals Required

- Authorisations also required by UK/EC, US, Japan and Fiji authorities
- Various waivers and rulings required by ASX and NZSE, Australian and New Zealand Takeovers Panels and Foreign Investment Review Board (Air New Zealand only) and taxation authorities

General Counsel
Brett Johnson


QANTAS

5 December 2002

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000
Facsimile: 1 300 300 021

Dear Sir

Update on the Level of Foreign Relevant Interest in Qantas Shares

Under the Qantas Constitution, the maximum aggregate level of relevant interest that foreign persons are permitted to hold in Qantas is 49%.

On 10 October 2002 Qantas advised the market that foreign persons had a relevant interest in approximately 42.88% of the Qantas issued share capital.

Listing Rule 3.19.1 requires that Qantas advise the market when the level of foreign relevant interest changes by more than 1%.

Based on the most recent reconciliation, Qantas advises the market that recent foreign purchases have resulted in foreign persons having a relevant interest in approximately 44.28% of Qantas shares.

Notification Obligations

Qantas reminds the market that, under its Constitution, foreign purchasers are required to notify Qantas, within 10 days of becoming registered, of their acquisition of a relevant interest in Qantas shares. Foreign Ownership Notifications are available from the Australian Stock Exchange or the Qantas Share Registry on (02) 8280 7390.

It is the order of receipt of complete Foreign Ownership Notifications which determines the priority for entry, upon reconciliation to a registered shareholding, to the Qantas Foreign Sub-Register.

Qantas investigates foreign share purchases and, upon reconciliation of the relevant Foreign Ownership Notifications to a registered shareholding, enters the purchases on the Qantas Foreign Sub-Register. Should the level of foreign ownership on the Qantas Foreign Sub-Register exceed 49%, the Qantas Constitution contains provisions to notify those foreign shareholders. Should such a Notice be required to be sent, it results in the registered holder of the offending shares not being entitled to vote the shares at a meeting of shareholders and it may lead to the disposal of those shares.

Yours faithfully

Brett Johnson
General Counsel

General Counsel
Brett Johnson


QANTAS

5 December 2002

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000
Facsimile: 1300 300 021

Dear Sir

Preliminary Monthly Traffic and Capacity Statistics – September 2002

Attached are the Qantas Preliminary Monthly Traffic and Capacity Statistics for September 2002.

Yours faithfully

Brett Johnson
General Counsel

Qantas Airways Limited
ABN 16 009 661 901
203 Coward Street Mascot New South Wales 2020 Australia

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY* MONTHLY TRAFFIC AND CAPACITY STATISTICS
SEPTEMBER 2002

Summary of Traffic and Capacity Statistics

Month of September 2002

International traffic, measured in Revenue Passenger Kilometres (RPKs) decreased by 0.9 percent in September 2002 while capacity, measured in Available Seat Kilometres (ASKs), fell by 3.9 percent. This resulted in a revenue seat factor of 79.4 percent, 2.3 percentage points higher than for September 2001.

Domestic RPKs increased by 30.0 percent in September, while ASKs increased by 39.4 percent over the same period. The resulting revenue seat factor of 79.0 percent was 5.7 percentage points lower than the previous year.

September Group (comprising international, domestic and regional) passenger numbers increased by 17.2 percent over the previous year. RPKs increased by 7.1 percent, while ASKs were up 6.8 percent, resulting in a revenue seat factor of 79.0 percent, which was 0.2 percentage points higher than the previous year.

Financial Year to Date September 2002

International revenue seat factor for year to date September 2002 increased by 2.5 percentage points to 80.6 percent when compared with year to date September 2001, while international yield excluding exchange increased by 7.4 percent over the same period. Domestic yield excluding exchange for the financial year to September increased by 4.1 percent. Domestic revenue seat factor increased by 0.6 percentage points to 79.5 percent over the same period.

Group passenger numbers for the year to September increased by 21.3 percent over the previous year. RPKs and ASKs increased by 7.7 percent and 5.0 percent respectively, resulting in a revenue seat factor of 80.0 percent, up 1.9 percentage points from the previous year.

Recent Developments

Qantas and Air New Zealand have agreed to enter into a strategic alliance, which will involve Qantas taking a 22.5 per cent cornerstone shareholding in Air New Zealand. The alliance will enable both Qantas and Air New Zealand to make better use of their resources and capabilities, creating significant synergies and growth opportunities. It is anticipated that the alliance will deliver combined synergies to both airlines of up to NZ$450 million by year three of the agremeent and will be earnings per share accretive from 2003/04 onwards. The alliance is also expected to provide economic benefits over five years of more than A$680 million to Australia and around NZ$1 billion to New Zealand. The strategic alliance agreement is subject to the approval of the New Zealand Minister of Transport, Air New Zealand shareholders, the New Zealand Commerce Commission and the Australian Competition and Consumer Commission.

Australian Airlines has completed the launch of the first phase of its operations with an initial fleet complement of four Boeing 767-300 aircraft. On 27 October 2002, Australian Airlines operated its first daily services from Cairns to Nagoya and Osaka. Australian Airlines services operating three times per week to Fukuoka, Taipei, Hong Kong and Singapore commenced on 21 and 22 November 2002.

Qantas took delivery of the world's first passenger Boeing 747-400 Extended Range aircraft on 30 October 2002. The aircraft entered commercial service on 8 November 2002, operating as QF11 from Sydney to Los Angeles. The aircraft is one of six 747-400ERs which will be added to the Qantas fleet and will be used primarily on US routes. The 747-400ER is the same size as the existing 747-400 aircraft, but has an increased take-off weight, allowing it to fly further or carry an increased payload in terms of freight or passengers than the existing 747-400 model.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY* MONTHLY TRAFFIC AND CAPACITY STATISTICS

SEPTEMBER 2002

	Month			Financial Year to Date		
Domestic	**2002/03**	**2001/02**	**Change**	**2002/03**	**2001/02**	**Change**
Passengers carried ('000) **	1,448	1,116	29.7%	4,384	3,123	40.4%
Revenue Passenger Kilometres (m)	1,965	1,511	30.0%	5,957	4,175	42.7%
Available Seat Kilometres (m)	2,487	1,785	39.4%	7,490	5,292	41.5%
Revenue Seat Factor (%)	79.0	84.7	(5.7) pts	79.5	78.9	0.6 pts
International	**2002/03**	**2001/02**	**Change**	**2002/03**	**2001/02**	**Change**
Passengers carried ('000) **	709	721	(1.7)%	2,216	2,245	(1.3)%
Revenue Passenger Kilometres (m)	4,357	4,399	(0.9)%	13,671	14,100	(3.0)%
Available Seat Kilometres (m)	5,485	5,706	(3.9)%	16,966	18,056	(6.0)%
Revenue Seat Factor (%)	79.4	77.1	2.3 pts	80.6	78.1	2.5 pts
Core Airline	**2002/03**	**2001/02**	**Change**	**2002/03**	**2001/02**	**Change**
Passengers carried ('000) **	2,157	1,837	17.4%	6,600	5,368	23.0%
Revenue Passenger Kilometres (m)	6,322	5,910	7.0%	19,628	18,275	7.4%
Available Seat Kilometres (m)	7,972	7,491	6.4%	24,456	23,349	4.7%
Revenue Seat Factor (%)	79.3	78.9	0.4 pts	80.3	78.3	2.0 pts
Average Passenger Journey Length	2,931	3,217	(8.9)%	2,974	3,404	(12.6)%
Total Group Operations	**2002/03**	**2001/02**	**Change**	**2002/03**	**2001/02**	**Change**
Passengers carried ('000) **	2,539	2,167	17.2%	7,620	6,280	21.3%
Revenue Passenger Kilometres (m)	6,551	6,118	7.1%	20,292	18,847	7.7%
Available Seat Kilometres (m)	8,291	7,762	6.8%	25,360	24,147	5.0%
Revenue Seat Factor (%)	79.0	78.8	0.2 pts	80.0	78.1	1.9 pts

Notes

* Any adjustments to preliminary statistics will be included in the year-to-date results next month. Where figures have been rounded, *discrepancies may occur between the sum of the components of items and the total, and in percentage changes which are derived from figures* prior to rounding.

** The number of passengers carried is calculated on the basis of origin/destination (ie. one origin/destination journey represents one passenger regardless of the number of stage lengths undertaken).

Key

(m) Millions
RPKs: The number of paying passengers carried, multiplied by the number of kilometres flown
ASKs: The number of seats available for sale, multiplied by the number of kilometres flown

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QANTAS AIRWAYS LIMITED**
ABN	**16 009 661 901**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Allan Gregg
Date of last notice	23 October 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Interest in Qantas Deferred Share Plan Trust. Trustee is ASX Perpetual Registrars Limited.
Date of change	10 December 2002
No. of securities held prior to change	22,879 Direct Interest 0 Indirect Interest
Class	Ordinary Shares
Number acquired	150,000
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil – Shareholders approved the acquisition of these shares on behalf of the Director at the Qantas Annual General Meeting held on 17 October 2002.
No. of securities held after change	22,879 – Direct Interest 150,000 – Indirect Interest

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of Ordinary Shares under the Qantas Deferred Share Plan – 2002 Executive Director Long Term Incentive Plan (These shares were purchased on-market.)

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" *should be disclosed in this part.*

Detail of contract	Qantas Deferred Share Plan – 2002 Executive Director Long Term Executive Incentive Plan.
Nature of interest	Rights granted pursuant to the Terms & Conditions and Rules of the Qantas Deferred Share Plan. If Rights vest, the Director is entitled to be allocated one Ordinary Share for each Right.
Name of registered holder (if issued securities)	N/A
Date of change	13 December 2002
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	2,054 Rights
Interest acquired	16,666 Rights
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	18,720 Rights


QANTAS

Media Release

QANTAS WELCOMES KIWI SHAREHOLDER DECISION

SYDNEY, 18 December 2002: Qantas Chief Executive Officer Geoff Dixon has welcomed today's decision by the Kiwi Shareholder as an important first step in achieving a wide-ranging strategic alliance with Air New Zealand.

"Both airlines believe that by working together we can deliver substantial public benefits, adding real value for customers and shareholders, boosting tourism and enhancing the further employment and investment potential of both airlines," Mr Dixon said.

Qantas will now subscribe for convertible notes equal to a 4.99 per cent interest in Air New Zealand at NZ44.5 cents per share.

Issued by Qantas Public Affairs (Q2840)
Media Enquiries: Michael Sharp - Telephone 02 9691 3469

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QANTAS AIRWAYS LIMITED**
ABN	**16 009 661 901**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Geoffrey James Dixon
Date of last notice	2 October 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Interest in Qantas Deferred Share Plan Trust. Trustee is ASX Perpetual Registrars Limited.
Date of change	31 December 2002
No. of securities held prior to change	42,347 Direct Interest 0 Indirect Interest
Class	Ordinary Shares
Number acquired	250,000
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil – Shareholders approved the acquisition of these shares on behalf of the Director at the Qantas Annual General Meeting held on 17 October 2002.
No. of securities held after change	42,347 – Direct Interest 250,000 – Indirect Interest

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of Ordinary Shares under the Qantas Deferred Share Plan – 2002 Executive Director Long Term Incentive Plan (These shares were purchased on-market.)

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Qantas Deferred Share Plan – 2002 Executive Director Long Term Executive Incentive Plan.
Nature of interest	Rights granted pursuant to the Terms & Conditions and Rules of the Qantas Deferred Share Plan. If Rights vest, the Director is entitled to be allocated one Ordinary Share for each Right.
Name of registered holder (if issued securities)	N/A
Date of change	6 January 2003
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	3,057 Rights which may vest on 22 October 2004
Interest acquired	27,777 Rights which may vest on 31 December 2005
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	3,057 Rights which may vest on 22 October 2004 27,777 Rights which may vest on 31 December 2005

General Counsel
Brett Johnson


QANTAS

10 January 2003

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000
Facsimile: 1300 300 021

Dear Sir

Preliminary Monthly Traffic and Capacity Statistics – October 2002

Attached are the Qantas Preliminary Monthly Traffic and Capacity Statistics for October 2002.

Yours faithfully

Brett Johnson
General Counsel

Qantas Airways Limited
ABN 16 009 661 901
203 Coward Street Mascot New South Wales 2020 Australia

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY* MONTHLY TRAFFIC AND CAPACITY STATISTICS
OCTOBER 2002

Summary of Traffic and Capacity Statistics

Month of October 2002

International traffic, measured in Revenue Passenger Kilometres (RPKs) increased by 9.2 percent in October 2002 while capacity, measured in Available Seat Kilometres (ASKs), fell by 2.4 percent. This resulted in a revenue seat factor of 80.4 percent, 8.5 percentage points higher than for October 2001.

Domestic RPKs increased by 18.6 percent in October, while ASKs increased by 23.6 percent over the same period. The resulting revenue seat factor of 81.5 percent was 3.4 percentage points lower than the previous year.

October Group (comprising International, Domestic, Australian Airlines and QantasLink) passenger numbers increased by 11.8 percent over the previous year. RPKs increased by 11.7 percent, while ASKs were up 4.7 percent, resulting in a revenue seat factor of 80.5 percent, which was 5.0 percentage points higher than the previous year.

Financial Year to Date October 2002

International revenue seat factor for year to date October 2002 increased by 4.0 percentage points to 80.5 percent when compared with year to date October 2001, while international yield excluding exchange increased by 7.1 percent over the same period.

Domestic revenue seat factor for the financial year to October 2002 decreased by 0.6 percentage points to 80.0 percent. Domestic yield excluding exchange for the financial year to October increased by 0.5 percent over the same period. In comparison, domestic yield excluding exchange for the four months to October 2001 was up 0.4 percent, reflecting the market conditions following the collapse of Ansett.

Group passenger numbers for the year to October increased by 18.7 percent over the previous year. RPKs and ASKs increased by 8.7 percent and 5.0 percent respectively, resulting in a revenue seat factor of 80.1 percent, up 2.7 percentage points from the previous year.

Recent Developments

Qantas has taken delivery of the first of 13 Airbus A330 aircraft to be added to the airline's fleet over the next three years. The two-class A330-200 aircraft, which seats 303 passengers, is scheduled to operate its first commercial service early in the New Year on key Cityflyer routes between Sydney and Brisbane, Melbourne and Perth. The first A330-300 aircraft will be delivered during late 2004 to provide for growth on regional international routes.

Qantas operated its first Cityflyer service to Perth on 2 January 2003, using the airline's new Airbus A330-200 aircraft. Perth Cityflyer offers seven services a day between Perth and Sydney, eight services a day between Perth and Melbourne and two services a day between Perth and Brisbane.

Qantas will commence its first services to Chicago from Melbourne via Los Angeles three times each week from 31 March 2003, using the airline's new long range 747-400 ER aircraft. A new schedule, effective from 31 March 2003, also includes three new services each week from Sydney to Los Angeles. Under the new schedule, Qantas will add 25 per cent capacity on the route by operating 33 services each week between Los Angeles and Australia via Auckland.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY* MONTHLY TRAFFIC AND CAPACITY STATISTICS

OCTOBER 2002

	Month			Financial Year to Date		
Domestic	**2002/03**	**2001/02**	**Change**	**2002/03**	**2001/02**	**Change**
Passengers carried ('000) **	1,543	1,310	17.8%	5,927	4,433	33.7%
Revenue Passenger Kilometres (m)	2,081	1,755	18.6%	8,038	5,930	35.5%
Available Seat Kilometres (m)	2,554	2,067	23.6%	10,045	7,359	36.5%
Revenue Seat Factor (%)	81.5	84.9	(3.4) pts	80.0	80.6	(0.6) pts
International	**2002/03**	**2001/02**	**Change**	**2002/03**	**2001/02**	**Change**
Passengers carried ('000) **	767	709	8.2%	2,983	2,957	0.9%
Revenue Passenger Kilometres (m)	4,572	4,188	9.2%	18,244	18,288	(0.2)%
Available Seat Kilometres (m)	5,687	5,827	(2.4)%	22,653	23,883	(5.2)%
Revenue Seat Factor (%)	80.4	71.9	8.5 pts	80.5	76.6	4.0 pts
Core Airline	**2002/03**	**2001/02**	**Change**	**2002/03**	**2001/02**	**Change**
Passengers carried ('000) **	2,310	2,019	14.4%	8,910	7,390	20.6%
Revenue Passenger Kilometres (m)	6,653	5,943	11.9%	26,282	24,218	8.5%
Available Seat Kilometres (m)	8,241	7,894	4.4%	32,698	31,242	4.7%
Revenue Seat Factor (%)	80.7	75.3	5.4 pts	80.4	77.5	2.9 pts
Average Passenger Journey Length	2,880	2,944	(2.2)%	2,950	3,277	(10.0)%
Total Group Operations	**2002/03**	**2001/02**	**Change**	**2002/03**	**2001/02**	**Change**
Passengers carried ('000) **	2,669	2,388	11.8%	10,289	8,671	18.7%
Revenue Passenger Kilometres (m)	6,908	6,186	11.7%	27,201	25,032	8.7%
Available Seat Kilometres (m)	8,583	8,195	4.7%	33,945	32,341	5.0%
Revenue Seat Factor (%)	80.5	75.5	5.0 pts	80.1	77.4	2.7 pts

Notes

* Any adjustments to preliminary statistics will be included in the year-to-date results next month. Where figures have been rounded, discrepancies may occur between the sum of the components of items and the total, and in percentage changes which are derived from figures prior to rounding.

** The number of passengers carried is calculated on the basis of origin/destination (ie. one origin/destination journey represents one passenger regardless of the number of stage lengths undertaken).

Key

(m) Millions
RPKs: The number of paying passengers carried, multiplied by the number of kilometres flown
ASKs: The number of seats available for sale, multiplied by the number of kilometres flown

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY* MONTHLY TRAFFIC AND CAPACITY STATISTICS
NOVEMBER 2002

Summary of Traffic and Capacity Statistics

Month of November 2002

International traffic, measured in Revenue Passenger Kilometres (RPKs) increased by 10.5 percent in November 2002 while capacity, measured in Available Seat Kilometres (ASKs), fell by 1.6 percent. This resulted in a revenue seat factor of 80.3 percent, 8.9 percentage points higher than for November 2001.

Domestic RPKs increased by 5.2 percent in November, while ASKs increased by 6.3 percent over the same period. The resulting revenue seat factor of 78.8 percent was 0.8 percentage points lower than the previous year.

November Group (comprising International, Domestic, Australian Airlines and QantasLink) passenger numbers increased by 5.6 percent over the previous year. RPKs increased by 11.4 percent, while ASKs were up 3.5 percent, resulting in a revenue seat factor of 79.4 percent, which was 5.6 percentage points higher than the previous year.

Financial Year to Date November 2002

International revenue seat factor for year to date November 2002 increased by 4.9 percentage points to 80.5 percent when compared with year to date November 2001, while international yield excluding exchange increased by 6.3 percent over the same period. Domestic yield excluding exchange for the financial year to November decreased by 1.0 percent. Domestic revenue seat factor decreased by 0.5 percentage points to 79.8 percent over the same period.

Group passenger numbers for the year to November increased by 15.8 percent over the previous year. RPKs and ASKs increased by 9.2 percent and 4.7 percent respectively, resulting in a revenue seat factor of 80.0 percent, up 3.3 percentage points from the previous year.

Recent Developments

On 9 January 2003, the second Qantas Airbus A330-200 aircraft commenced operations, after achieving a milestone on its delivery flight that may be recognised as a world record. The twin engine aircraft flew non-stop for almost 17,000 kilometres from Toulouse in France to Melbourne. The distance flown by the aircraft demonstrates the range capability and efficiency of the A330-200, which will be used on key Cityflyer routes between Sydney and Brisbane, Melbourne and Perth.

The third Qantas Boeing 747-400 Extended Range aircraft entered commercial service on 31 December 2002. A total of six 747-400ERs will be added to the Qantas fleet, and will operate primarily on US routes.

As part of the announced fleet renewal program, the last Qantas-operated Boeing 747-200 was retired from the airline's fleet on 7 January 2003. The aircraft has been flown to Evergreen Air Park in Arizona, USA to be sold for disposal.

Qantas announced it has placed an order for three new turboprop Dash 8 aircraft, which will be progressively added to the QantasLink regional fleet from May 2003. The three 50-seat Dash 8 Q300s will replace leased, earlier model Dash 8 aircraft currently in the fleet.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY* MONTHLY TRAFFIC AND CAPACITY STATISTICS

NOVEMBER 2002

	Month			Financial Year to Date		
Domestic	**2002/03**	**2001/02**	**Change**	**2002/03**	**2001/02**	**Change**
Passengers carried ('000) **	1,419	1,379	2.9%	7,346	5,813	26.4%
Revenue Passenger Kilometres (m)	1,869	1,777	5.2%	9,907	7,707	28.5%
Available Seat Kilometres (m)	2,373	2,233	6.3%	12,418	9,592	29.5%
Revenue Seat Factor (%)	78.8	79.6	(0.8) pts	79.8	80.3	(0.5) pts
International	**2002/03**	**2001/02**	**Change**	**2002/03**	**2001/02**	**Change**
Passengers carried ('000) **	729	656	11.1%	3,712	3,619	2.6%
Revenue Passenger Kilometres (m)	4,276	3,868	10.5%	22,520	22,156	1.6%
Available Seat Kilometres (m)	5,324	5,413	(1.6)%	27,977	29,296	(4.5)%
Revenue Seat Factor (%)	80.3	71.5	8.9 pts	80.5	75.6	4.9 pts
Core Airline	**2002/03**	**2001/02**	**Change**	**2002/03**	**2001/02**	**Change**
Passengers carried ('000) **	2,148	2,035	5.6%	11,058	9,432	17.2%
Revenue Passenger Kilometres (m)	6,145	5,645	8.9%	32,427	29,863	8.6%
Available Seat Kilometres (m)	7,697	7,646	0.7%	40,395	38,888	3.9%
Revenue Seat Factor (%)	79.8	73.8	6.0 pts	80.3	76.8	3.5 pts
Average Passenger Journey Length	2,861	2,774	3.1%	2,932	3,166	(7.4)%
Total Group Operations	**2002/03**	**2001/02**	**Change**	**2002/03**	**2001/02**	**Change**
Passengers carried ('000) **	2,490	2,359	5.6%	12,779	11,037	15.8%
Revenue Passenger Kilometres (m)	6,532	5,862	11.4%	33,733	30,894	9.2%
Available Seat Kilometres (m)	8,230	7,948	3.5%	42,175	40,291	4.7%
Revenue Seat Factor (%)	79.4	73.8	5.6 pts	80.0	76.7	3.3 pts

Notes

* Any adjustments to preliminary statistics will be included in the year-to-date results next month. Where figures have been rounded, discrepancies may occur between the sum of the components of items and the total, and in percentage changes which are derived from figures prior to rounding.

** The number of passengers carried is calculated on the basis of origin/destination (ie. one origin/destination journey represents one passenger regardless of the number of stage lengths undertaken).

Key

(m) Millions
RPKs: The number of paying passengers carried, multiplied by the number of kilometres flown
ASKs: The number of seats available for sale, multiplied by the number of kilometres flown


QANTAS

Media Release

QANTAS RESULTS

FOR THE HALF YEAR ENDED 31 DECEMBER 2002

HIGHLIGHTS

- Profit before tax of $513.1 million
- Profit after tax of $352.5 million
- Revenue of $5.9 billion
- Fully franked interim dividend of 8 cents per share
- Earnings per share of 21.0 cents per share

QANTAS HALF YEAR PROFIT BEFORE TAX OF $513.1 MILLION

SYDNEY, 20 February 2003: Qantas today announced a profit before tax of $513.1 million for the six months to 31 December 2002. Profit after tax was $352.5 million.

The Directors declared a fully franked interim dividend of 8 cents per share.

Qantas Chairman Margaret Jackson said the result was most pleasing, particularly given challenges and difficulties in the aviation industry.

"The world's airlines lost about $US18 billion in the 2001 calendar year," Ms Jackson said. "Losses are expected to total $US12 billion in 2002.

"In the United States, two of the largest carriers – United Airlines and US Airways – have filed for bankruptcy protection. Many other carriers in the United States, Europe and South America continue to report losses, shed staff and retire aircraft.

"The performance of Qantas in this environment is a tribute to the efforts of staff and management."

Ms Jackson said recent events, and the general worldwide uncertainty, highlighted the important role played by Qantas in Australian life.

"I have no hesitation in saying that all Australians should not underestimate the social, economic and strategic contribution that Qantas makes to this country on a daily basis."

Qantas Chief Executive Officer Geoff Dixon said the result had been achieved in circumstances where:

- Domestic air fares were at historic lows, with the Bureau of Transport and Regional Economics revealing discount domestic fares were 23 per cent cheaper than three years ago;
- Qantas had grown some 50 per cent domestically to meet the market demands flowing from the collapse of Ansett;
- Considerable resources are being put towards major upgrades and improvements. By the end of this financial year, Qantas will have invested approximately $6 billion on new aircraft, inflight entertainment, seating and other product initiatives since the collapse of Ansett;
- Increasingly fierce competition and discounting from many international airlines.

Mr Dixon said while all areas of the business had contributed to the result, the improvement of the international operations stood out.

"International operations earnings before interest and tax (EBIT) totalled $263.9 million," he said. "This compared with an EBIT loss of $15.5 million in the same period the previous year, which was affected by the events of September 11."

Revenue Passenger Kilometres (RPKs) for international operations increased by 2.5 per cent on reduced capacity of 3.3 per cent, leading to an improvement in load factors of 4.6 percentage points. Yield, excluding the impact of unfavourable movements in foreign exchange, increased by 4.3 per cent with nearly all route groups providing a positive return.

Domestic airline operations, including QantasLink, contributed $197.9 million in EBIT, 1.7 per cent less than the previous corresponding period. Yield deteriorated by 5.1 per cent (after excluding the unfavourable impact of foreign exchange movements) but was offset by a 22 per cent increase in load due to the airline's efforts to meet national market demand following the collapse of Ansett.

addition, a significant increase in taxes and levies contributed to the decline in domestic yields.

"We expect to improve our margins going forward as we continue to roll out our strategy to operate all-economy class aircraft on leisure routes that have little or no demand for business travel," Mr Dixon said. "Before the end of this financial year, for example, we will begin flying single class 767-300s to the Gold Coast."

Mr Dixon said that in recent weeks the solid recovery seen in international markets and the growth in domestic flying experienced in the first half had come under pressure from the heightened tensions surrounding Iraq and the very public threat of terrorism.

"Forward bookings for the next 16 weeks have slowed considerably in some markets, including Japan, Europe and the United Kingdom. All carriers appear to be affected."

Mr Dixon said Qantas had taken steps in recent weeks to meet the changing market and economic conditions. These included:

- Reductions in planned flying from March in both the domestic and international operations;

- The use of accumulated annual and long service leave entitlements to reduce staffing between now and 30 June, 2003 by the equivalent of 1,500 full time employees. This initiative will closely match the reductions in flying and will also involve management and non-flying staff;

- A freeze on discretionary expenditure.

Mr Dixon said that, with these and other initiatives and assuming no further deterioration in demand, Qantas was still on track to achieve its full year profit target.

However, if tensions continue around Iraq and terrorism, bookings could further deteriorate.

"In such an environment, our profit target would certainly become more difficult to achieve," he said.

Mr Dixon said Qantas was well positioned to maximise its opportunities when the global travel market recovered.

Subsidiary Operations

Subsidiary operations contributed $112.8 million in EBIT, an increase of 6.5 per cent over the previous corresponding period.

- Qantas Holidays increased EBIT by 14.2 percent to $19.3 million, primarily due to growth in the domestic market. The outbound market was detrimentally affected by the Bali bombings and travel warnings to destinations including Thailand and Malaysia.

- Qantas Flight Catering EBIT fell by $1.4 million, or 3.7 per cent, to $36.6 million. SnapFresh, one of the most modern meal production centres in the world, commenced sales of domestic and international economy meals to Qantas and a number of other major international airlines during the period.

- QantasLink, which operates more than 2,700 flights each week to 55 destinations within Australia, improved its EBIT result by $16.6 million, or 78.3 per cent, to $37.8 million primarily due to improved load. QantasLink also benefited from the cessation of Beechcraft 1900 operations.

- Australian Airlines, which commenced operations in late October 2002, achieved an underlying operational EBIT of $4.4 million for the period to 31 December 2002. Start-up costs, including crew and pilot training and recruitment, totalled $6.9 million resulting in a total EBIT loss for the period of $2.5 million.

Group Revenue

Revenue for the half year totalled $5.9 billion, an increase of $0.5 billion or 9.3 per cent. Excluding the impacts of foreign exchange rate movements, total revenue increased by 10.5 per cent.

Passenger revenue increased by 10.8 per cent, with RPKs growing 9.4 per cent and yield improving 1.2 per cent.

Expenditure

Total expenditure rose by 4.6 per cent to $5.3 billion. Excluding the impacts of foreign exchange rate movements, total expenditure increased by 6.5 per cent. This was primarily due to a 5.2 per cent increase in overall capacity and higher manpower costs following EBA settlements.

Cost per Available Seat Kilometre, excluding the impact of exchange, increased by 0.2 per cent.

Qantas Airways Limited and Controlled Entities

Consolidated Financial Report

Half Year Ended 31 December 2002

QANTAS AIRWAYS LIMITED AND CONTROLLED ENTITIES
DIRECTORS' REPORT

The Directors present their report together with the consolidated financial report for the half-year ended 31 December 2002 and the independent auditors' review report thereon.

DIRECTORS

The Directors of Qantas Airways Limited at any time during or since the end of the half-year are as follows:

Name	Period of Directorship
Margaret Jackson *Chairman*	*Director since July 1992 – appointed Chairman August 2000.*
Geoff Dixon *Chief Executive Officer*	*Director since August 2000.*
Peter Gregg *Chief Financial Officer*	*Director since September 2000.*
Paul Anderson	*Appointed September 2002.*
Mike Codd	*Director since January 1992.*
Trevor Eastwood	*Director since October 1995.*
Jim Kennedy	*Director since October 1995.*
Trevor Kennedy	*Director since April 1994.*
Roger Maynard	*Director since March 1993.*
John Schubert	*Director since October 2000.*
Nick Tait	*Director since March 1993.*

REVIEW OF OPERATIONS

Qantas earned a net profit after tax of $352.5 million for the half-year ended 31 December 2002, which represents an increase of $199.0 million over the prior year.

Profit before tax for the half-year was $513.1 million, an increase of $281.8 million.

Highlights for the six months ended 31 December 2002 include:

- Sales and Operating Revenue increased to $5.88 billion, up 9.3 percent;
- Expenditure increased to $5.35 billion, up 4.6 percent; and
- Earnings Per Share increased by 89.2 per cent to 21.0 cents per share;

The Directors recommended an interim dividend of 8 cents per share fully franked.

ROUNDING

The Company is of a kind referred to in Australian Securities and Investments Commission Class Order No. 98/100 dated 10 July 1998, which relates to the "rounding off" of amounts in the Directors' Report and the Financial Report. Amounts in this Report and the accompanying Financial Report has been rounded off to the nearest one hundred thousand dollars in accordance with that Class Order unless otherwise indicated.

Signed pursuant to a Resolution of the Directors:

____

MARGARET JACKSON
Chairman

____

GEOFF DIXON
Chief Executive Officer

Sydney, 19 February 2003

Appendix 4B

Half Yearly Report

Introduced 30/6/2002.

Name of entity

QANTAS AIRWAYS LIMITED

ABN or equivalent company reference	Half yearly (tick)	Preliminary final (tick)	Half year ended ('current period')
16 009 661 901	 ✓		31 DECEMBER 2002

For announcement to the market

Extracts from this report for announcement to the market

				$Am
Revenues from ordinary activities *(item 1.1)*	up	9.3%	to	5,883.2
Profit (loss) from ordinary activities after tax attributable to members (*item 1.22*)	up	129.6%	to	352.5
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d)*)		-		-
Net profit (loss) for the period attributable to members *(item 1.11)*	up	129.6%	to	352.5

Dividends (distributions)	Amount per security	Franked amount per security
Interim dividend *(item 15.6)*	8.0 ¢	8.0 ¢
Previous corresponding period *(item 15.7)*	8.0 ¢	8.0 ¢

Record date for determining entitlements to the dividend (*see item 15.2)*: 12 March 2003

Brief explanation of any of the figures reported above and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Refer to attached Media Release and attachments to the Half-Yearly Report.

Consolidated statement of financial performance

		Current period $Am	Previous corresponding period $Am
1.1	Revenues from ordinary activities (*see items 1.23 – 1.25*) *	5,883.2	5,383.0
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27*)	(5,359.0)	(5,137.9)
1.3	Net borrowing costs	(23.7)	(39.2)
1.4	Share of net profits (losses) of associates and joint venture entities (*see item 16.7*)	12.6	25.4
1.5	**Profit (loss) from ordinary activities before tax**	**513.1**	**231.3**
1.6	Income tax on ordinary activities	(159.1)	(75.2)
1.7	**Profit (loss) from ordinary activities after tax**	**354.0**	**156.1**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	**354.0**	**156.1**
1.10	Net profit (loss) attributable to outside equity interests	1.5	2.6
1.11	**Net profit (loss) for the period attributable to members**	**352.5**	**153.5**
Non-owner transaction changes in equity			
1.12	Increase (decrease) in revaluation reserves	-	-
1.13	Net exchange differences related to translation of self-sustaining foreign operations recognised in equity	0.2	-
1.14	Movement in reserves on initial adoption of AASB 1016 "Accounting for Investments in Associates"	-	3.1
	Other revenue, expense and initial adjustments recognised directly in equity		
	Net increase / (decrease) in retained earnings on initial adoption of:		
	Revised AASB 1028 "Employee Benefits"	(3.7)	-
	AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"	140.7	-
1.15	Initial adjustments from UIG transitional provisions	-	-
1.16	Total transactions and adjustments recognised directly in equity (*items 1.12 to 1.15*)	137.2	3.1
1.17	**Total changes in equity not resulting from transactions with owners as owners**	**489.7**	**156.6**

* Excludes proceeds on sale of non-current assets of $30.5 million (2001: $42.0 million), and interest revenue of $44.5 million (2001: $28.8 million) which is included in net borrowing costs.

* Passenger and freight revenue is now disclosed net of both sales discount and interline / IATA commission. Previously only sales discount was netted against revenue, with interline / IATA commission being shown as an expense item (refer to Basis of Accounts Preparation (item 19.1) for further information). Comparatives have been adjusted accordingly.

Earnings per security (EPS)		Current period ¢	Previous corresponding period ¢
1.18	Basic EPS	21.0	11.1
1.19	Diluted EPS	20.9	11.0

Notes to the consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period $Am	Previous corresponding period $Am
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	354.0	156.1
1.21	Less (plus) outside equity interests	1.5	2.6
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**352.5**	**153.5**

Revenue and expenses from ordinary activities

		Current period $Am	Previous corresponding period $Am
1.23	Revenue from sales or services		
	Net Passenger Revenue *	4,658.3	4,205.9
	Net Freight Revenue *	279.6	266.5
	Tour and Travel Sales	398.1	337.4
	Contract Work Revenue	274.7	240.7
	Other Sources **	272.5	332.5
1.24	Interest revenue	44.5	28.8
1.25	Other relevant revenue		
	Proceeds from sale of property, plant and equipment	30.5	4.7
	Proceeds from sale of investments	-	37.3
1.26	Details of relevant expenses		
	Manpower and Staff Related	1,509.1	1,298.6
	Selling and Marketing	312.8	301.7
	Aircraft Operating – Variable	1,159.2	1,165.8
	Fuel and Oil	809.5	878.5
	Property	140.4	125.3
	Computer and Communication	212.6	204.4
	Depreciation and Amortisation	359.0	358.5
	Non-cancellable Operating Lease Rentals	140.1	118.1
	Tour and Travel Cost Of Sales	329.5	297.0
	Capacity Hire	217.3	244.4
	Other	169.5	145.6
	Specific expenses included above		
	Cancellable operating lease payments	75.7	65.1

* Passenger and freight revenue is now disclosed net of both sales discount and interline/IATA commission. Previously only sales discount was netted against revenue, with interline/IATA commission being shown as an expense item (refer to Basis of Accounts Preparation (item 19.1) for further information). Comparatives have been adjusted accordingly.

** Revenue from Other Sources includes revenue from aircraft charters and leases, property income, Qantas Club and Frequent Flyer membership fees, freight terminal and service fees, commission revenue, and other miscellaneous income.

Revenue and expenses from ordinary activities (continued)

		Current period $Am	Previous corresponding period $Am
	Individually significant items in items 1.23 and 1.26		
	Profit on sale of investment in EQUANT NV	-	29.2
	Provision for redundancy costs	-	(29.0)
1.27	Depreciation and amortisation excluding amortisation of intangibles (*see item 2.3*)	353.5	355.7
Capitalised outlays			
1.28	Interest costs capitalised in asset values	49.3	31.9
1.29	Outlays capitalised in intangibles (unless arising from an acquisition of a business)	-	-

Consolidated retained profits

		Current period $Am	Previous corresponding period $Am
1.30	Retained profits at the beginning of the financial period	1,239.1	1,078.0
1.31	Net profit attributable to members (*item 1.11*)	352.5	153.5
1.32	Net transfers from (to) reserves	-	-
1.33	Net effect of changes in accounting policies: AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" *	140.7	-
	Revised AASB 1028 "Employee Benefits" *	(3.7)	-
1.34	Dividends and other equity distributions paid or payable	(141.7)	(125.0)
1.35	**Retained profits at end of financial period**	**1,586.9**	**1,106.5**

* Refer to Basis of Accounts Preparation (item 19.5) for further information.

Intangible and extraordinary items

		Consolidated – current period			
		Before tax $Am (a)	Related tax $Am (b)	Related outside equity interests $Am (c)	Amount (after tax) attributable to members $Am (d)
2.1	Amortisation of goodwill	(5.5)	-	-	(5.5)
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	**(5.5)**	**-**	**-**	**(5.5)**
2.4	Extraordinary items	-	-	-	-
2.5	**Total extraordinary items**	**-**	**-**	**-**	**-**

	Consolidated – prior period			
	Before tax $Am (a)	Related tax $Am (b)	Related outside equity interests $Am (c)	Amount (after tax) attributable to members $Am (d)
Amortisation of goodwill	(2.8)	-	-	(2.8)
Amortisation of other intangibles	-	-	-	-
Total amortisation of intangibles	**(2.8)**	**-**	**-**	**(2.8)**
Extraordinary items	-	-	-	-
Total extraordinary items	**-**	**-**	**-**	**-**

Comparison of half year profits

(Preliminary final report only)

		Current year $Am	Previous year $Am
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	n/a	n/a
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	n/a	n/a

Consolidated statement of financial position

		At end of current period $Am	As shown in last annual report $Am	As in last half yearly report $Am
	Current assets			
4.1	Cash	213.6	112.5	273.3
4.2	Receivables	2,849.2	2,386.6	2,081.3
	Net receivables under hedge/swap contracts	628.5	697.7	482.6
4.3	Investments	-	-	-
4.4	Inventories	416.7	385.4	385.3
4.5	Tax assets	-	-	-
4.6	Other	168.7	173.5	152.1
4.7	**Total current assets**	**4,276.7**	**3,755.7**	**3,374.6**
	Non-current assets			
4.8	Receivables	187.3	240.0	396.8
	Net receivables under hedge/swap contracts	1,264.3	1,398.0	1,855.5
4.9	Investments (equity accounted)	65.0	58.7	67.2
4.10	Other investments	111.0	15.6	8.2
4.11	Inventories	-	-	-
4.12	Exploration and evaluation expenditure capitalised	-	-	-
4.13	Development properties (mining entities)	-	-	-
4.14	Other property, plant and equipment (net)	10,733.2	9,109.5	7,998.4
4.15	Intangibles (net)	126.8	161.0	170.5
4.16	Tax assets	20.0	34.7	45.7
4.17	Other	57.1	28.3	13.5
4.18	**Total non-current assets**	**12,564.7**	**11,045.8**	**10,555.8**
4.19	**Total assets**	**16,841.4**	**14,801.5**	**13,930.4**
	Current liabilities			
4.20	Payables	2,418.0	2,382.3	2,225.9
4.21	Interest bearing liabilities	1,159.6	837.0	547.7
	Net payables under hedge/swap contracts	319.5	430.8	437.7
4.22	Tax liabilities	96.6	77.9	31.0
4.23	Provisions exc. tax liabilities	418.5	525.8	552.5
4.24	Revenue received in advance	1,015.1	1,285.2	1,142.7
	Deferred lease benefits/income	45.6	42.4	45.6
4.25	**Total current liabilities**	**5,472.9**	**5,581.4**	**4,983.1**

Consolidated statement of financial position (continued)

		At end of current period $Am	As shown in last annual report $Am	As in last half yearly report $Am
	Non-current liabilities			
4.26	Payables	33.5	33.7	-
4.27	Interest bearing liabilities	4,632.4	3,569.9	3,230.3
	Net payables under hedge/swap contracts	135.4	150.8	356.2
4.28	Tax liabilities	550.7	524.7	527.3
4.29	Provisions exc. tax liabilities	358.2	351.0	406.1
4.30	Deferred lease benefits/income	294.8	329.0	344.9
	Other non-current liabilities	3.2	7.5	10.5
4.31	**Total non-current liabilities**	**6,008.2**	**4,966.6**	**4,875.3**
4.32	**Total liabilities**	**11,481.1**	**10,548.0**	**9,858.4**
4.33	**Net assets**	**5,360.3**	**4,253.5**	**4,072.0**
	Equity			
4.34	Capital/contributed equity	3,703.8	2,946.6	2,894.9
4.35	Reserves	56.5	56.3	57.4
4.36	Retained profits	1,586.9	1,239.1	1,106.5
4.37	**Equity attributable to members of the company**	**5,347.2**	**4,242.0**	**4,058.8**
4.38	Outside equity interests in controlled entities	13.1	11.5	13.2
4.39	**Total equity**	**5,360.3**	**4,253.5**	**4,072.0**
4.40	Preference capital included as part of 4.37	-	-	-

Notes to consolidated statement of financial position

Exploration and evaluation expenditure capitalised

Not applicable

Development properties

Not applicable

Consolidated statement of cash flows

		Current period $Am	Previous corresponding period $Am
	Cash flows related to operating activities		
7.1	Receipts from customers	6,662.8	5,774.7
7.2	Payments to suppliers and employees	(5,604.5)	(5,205.5)
7.3	Dividends received from associates	6.3	3.1
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	43.1	28.1
7.6	Interest and other costs of finance paid	(115.5)	(87.0)
7.7	Income taxes paid	(83.1)	(101.9)
7.8	Other	-	-
7.9	**Net operating cash flows**	**909.1**	**411.5**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(2,000.5)	(885.6)
	Receipts for aircraft security deposits	124.2	9.3
	Total payment for purchases of property, plant and equipment and aircraft security deposits	(1,876.3)	(876.3)
7.11	Proceeds from sale of property, plant and equipment	30.5	4.7
7.12	Payment for purchases of equity investments	(92.8)	(32.8)
7.13	Proceeds from sale of equity investments	-	37.3
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	-	-
7.16	Proceeds from sale and leaseback of property, plant and equipment	-	-
7.17	**Net investing cash flows**	**(1,938.6)**	**(867.1)**
	Cash flows related to financing activities		
7.18	Net proceeds from issues of securities (shares, options, etc.)	701.4	653.5
7.19	Proceeds from borrowings	1,811.3	1,231.4
7.20	Repayment of borrowings	(359.6)	(971.5)
7.21	Dividends paid	(85.0)	(50.5)
7.22	Other	-	-
7.23	**Net financing cash flows**	**2,068.1**	**862.9**
7.24	**Net increase in cash held**	**1,038.6**	**407.3**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	785.2	259.2
7.26	Exchange rate adjustments to item 7.25.	-	-
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**1,823.8**	**666.5**

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows.

During the half-year 14,068,609 (2001: 21,739,708) shares were issued under the Dividend Reinvestment Plan. Dividends settled in shares rather than cash during the half-year totalled $55.7 million (2001: $68.4 million)

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $Am	Previous corresponding period $Am
8.1	Cash on hand and at bank	90.6	26.0
8.2	Deposits at call	-	-
8.3	Bank overdraft	-	-
8.4	Cash on call Short term money market securities and term deposits	123.0 1,610.2	247.3 393.2
8.5	**Total cash at end of period** *(item 7.27)*	**1,823.8**	**666.5**

Other notes to financial statements

Ratios

		Current period	Previous corresponding period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	8.7%	4.3%
9.2	**Profit after tax / equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	6.6%	3.8%

Earnings per security (EPS)

Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of AASB 1027: Earnings Per Share are as follows.

The weighted average number of ordinary shares outstanding used in the calculation of Basic EPS and Diluted EPS (which included the effect of 36.7 million Executive Entitlements, which has a dilutive EPS impact of 12.2 million ordinary shares) was 1,678.3 million and 1,690.5 million respectively (2001: 1,383.1 million and 1,396.7 million).

NTA backing

		Current period	Previous corresponding period
11.1	Net tangible asset backing per ordinary security	$2.97	$2.51

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations.)

Not applicable

Control gained over entities having material effect

Qantas did not gain control over any material entities during the period.

Loss of control over entities having material effect

Qantas did not dispose of, or lose control over, any material controlled entities during the period.

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	9 April 2003
15.2	Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if securities are not CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if securities are CHESS approved)	12 March 2003
15.3	If it is a final dividend, has it been declared?	n/a

Amount per security

		Amount per security	Franked amount per security at 30% tax	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year - Final	n/a	n/a	-
15.5	Previous year - Final	n/a	n/a	-
15.6	*(Half yearly and preliminary final report)* **Interim dividend:** Current year	8.0 ¢	8.0 ¢	-
15.7	Previous year	8.0 ¢	8.0 ¢	-

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	Ordinary securities	n/a	n/a
15.9	Preference securities	n/a	n/a

Half yearly report - interim dividend (distribution) on all securities

		Current period $Am	Previous corresponding period $Am
15.10	Ordinary securities	140.5	124.1
15.11	Preference securities	-	-
15.12	Other equity instruments	-	-
15.13	**Total ***	**140.5**	**124.1**

* See Attachment 1 for more details

The dividend or distribution plans shown below are in operation.

The Dividend Reinvestment Plan (DRP) was reinstated from 13 December 2000. Under the DRP, shareholders reinvest the dividend payable on participating shares in newly issued Qantas shares.

The last date(s) for receipt of election notices for the dividend or distribution plans	12 March 2003

Any other disclosures in relation to dividends (distributions).

None

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':		Current period $Am	Previous corresponding period $Am
16.1	Profit (loss) from ordinary activities before tax	18.3	37.4
16.2	Income tax on ordinary activities	(5.7)	(12.0)
16.3	**Profit (loss) from ordinary activities after tax**	**12.6**	**25.4**
16.4	*Extraordinary items net of tax*	-	-
16.5	**Net profit (loss)**	**12.6**	**25.4**
16.6	Adjustments on initial recognition	-	-
16.7	**Share of net profit (loss) of associates and joint venture entities**	**12.6**	**25.4**

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities.

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous corresponding period	Current period $Am	Previous corresponding period $Am
17.1 Equity accounted associates and joint venture entities:				
- Air Pacific Limited	46.32%	46.32%	3.9	(0.8)
- Australian Air Express Pty Limited	50.00%	50.00%	7.7	9.2
- Hallmark Aviation Services LP	49.00%	49.00%	0.9	2.3
- Harvey Holidays Pty Limited	50.00%	50.00%	0.1	-
- Jupiter Air Oceania Limited	47.62%	47.62%	0.1	-
- Travel Software Solutions Pty Limited (formerly known as Travel Industries Automated System Pty Limited)	50.00%	50.00%	(0.1)	14.7
17.2 Total	-	-	**12.6**	**25.4**
17.3 Other material interests	-	-	-	-
17.4 Total	-	-	**12.6**	**25.4**

Issued and quoted securities at end of current period

(Description includes rate of interest and any redemption or conversion rights together with prices and dates)

Category of securities		Total number	Number quoted	Issue price per security (cents)	Amount paid up per security (cents)
18.1	**Preference securities**	-	-	-	-
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	 - -	 - -	 - -	 - -
18.3	**Ordinary securities**	**1,756,780,729**	**1,756,780,729**	**n/a**	**n/a**
18.4	Changes during current period (a) Increases through issues - DRP (Final 01/02) - Equity Placements - QPS (b) Decreases through returns of capital, buybacks	 14,068,609 170,849,549 8,003,814 -	 14,068,609 170,849,549 8,003,814 -	 $3.96 $4.20 Nil -	 $3.96 $4.20 Nil -
18.5	**Convertible debt securities**	-	-	-	-
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	 - -	 - -	 - -	 - -
18.7	**Options**	**See * below**	-	*Exercise Price*	*Expiry Date (if any)*
18.8	Issued during current period	See * below	-	See * below	See * below
18.9	Exercised during current period	See * below	-	See * below	See * below
18.10	Expired during current period	See * below	-	See * below	See * below
18.11	**Debentures**	-	-		
18.12	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	 - -	 - -		
18.13	**Unsecured notes**	-	-		
18.14	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	 - -	 - -		

*Qantas did not issue any Entitlements under the Qantas Long-Term Executive Incentive Plan during the period.

Existing Entitlements may vest and be convertible into shares between three and five years following award date, conditional on the Executives remaining as employees of the Qantas Group and on the achievement of specific performance hurdles set by the Board. To the extent that any Entitlements vest, they may be converted into shares within eight years of award in proportion to the gain in share price from the date the Entitlements are awarded to the date they are converted to shares. Entitlements not converted to shares within eight years of award will expire. The total number of outstanding Entitlements at 31 December 2002 is as follows:

Entitlements available for vesting at 30 June 2002	37,601,500
Entitlements issued during the period	-
Entitlements lapsed during the period	(865,680)
Entitlements vested during the period	(5,193,595)
Entitlements available for vesting at 31 December 2002	31,542,225
Vested Entitlements at 30 June 2002	-
Entitlements vested during the period	5,193,595
Vested Entitlements lapsed during the period	(78,320)
Vested Entitlements exercised during the period	-
Total vested Entitlements available at 31 December 2002	5,115,275
Total vested and non vested Entitlements available at 31 December 2002	36,657,500

Segment reporting

Qantas operates predominantly in three business segments, being Aircraft Operations, Tours and Travel and Catering.

Analysis by business segments	Aircraft Operations $m		Tours and Travel $m		Catering $m		Eliminations $m		Consolidated $m	
	Dec-02	Dec-01	Dec-02	Dec-01	Dec-02	Dec-01	Dec-02	Dec-01	Dec-02	Dec-01
Revenue										
External Segment Revenue	5,406.6	4,965.2	398.1	337.4	78.5	80.4	-	-	5,883.2	5,383.0
Inter-Segment Revenue	226.8	271.5	198.9	229.9	180.9	168.1	(606.6)	(669.5)	-	-
Total Segment Revenue	**5,633.4**	**5,236.7**	**597.0**	**567.3**	**259.4**	**248.5**	**(606.6)**	**(669.5)**	**5,883.2**	**5,383.0**
Segment Result	437.9	148.0	25.1	20.6	37.5	37.3	-	-	500.5	205.9
Share of Net Profit of Associates	12.6	25.4	-	-	-	-	-	-	12.6	25.4
Profit Before Tax									513.1	231.3
Income Tax Expense									(159.1)	(75.2)
Net Profit									**354.0**	**156.1**
Depreciation and Amortisation	352.8	352.1	0.9	0.9	5.3	5.5	-	-	359.0	358.5
Non-Cash Expenses / (Income)	55.2	48.1	(0.1)	0.5	0.1	(7.0)	-	-	55.2	41.6
Individually Significant Items										
Profit on sale of investment in EQUANT NV	-	29.2	-	-	-	-	-	-	-	29.2
Provision for redundancy costs	-	(29.0)	-	-	-	-	-	-	-	(29.0)

Segment reporting (continued)

Passenger, freight and other services revenue from domestic services within Australia is attributed to the Australian area. Passenger, freight and other services revenue from inbound and outbound services between Australia and overseas is allocated proportionately to the area in which the sale was made. Other operating revenue is not allocated to a geographic area as it is impractical to do so.

Operating profit resulting from turnover generated in each geographic area according to origin of sale is not disclosed as it is neither practical nor meaningful to allocate the Group's operating expenditure on that basis.

Analysis of total revenue by geographic region

	Current period $Am	Previous period $Am
Passenger, freight and other services revenue		
Australia	3,291.6	2,793.7
United Kingdom and Europe	443.6	467.3
Japan	347.4	355.8
South East Asia/North East Asia	291.2	412.0
The Americas and the Pacific	395.0	422.4
Other regions	300.2	247.7
	5,069.0	4,698.9
Other operating revenue		
Tours and travel	398.1	337.4
Other unallocated revenue	416.1	346.7
Total sales and operating revenue	**5,883.2**	**5,383.0**
Other revenue		
Interest revenue	44.5	28.8
Proceeds from sale of property, plant and equipment	30.5	4.7
Proceeds from sale of investments	-	37.3
Total other revenue	**75.0**	**70.8**
Total revenue	**5,958.2**	**5,453.8**

Comments by directors

Refer to the attached Media Release and attachments to the ASX Half-Yearly Report.

Basis of accounts preparation

19.1 (a) Basis of preparation of half-year financial report

The half-year consolidated financial report is a general purpose financial report, which has been prepared in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting", the recognition and measurement requirements of applicable AASB standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. This half-year financial report is to be read in conjunction with the 30 June 2002 Annual Financial Report and any public announcements by Qantas Airways Limited and its Controlled Entities during the half-year in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or fair values of non-current assets.

These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy as disclosed at item 19.5, are consistent with those applied in the 30 June 2002 Annual Financial Report.

The half-year report does not include full note disclosures of the type normally included in an annual financial report.

(b) Reclassification of financial information

From 1 July 2002, Qantas changed the definition of passenger and freight revenue. Revenue is now disclosed net of both sales discount and interline / IATA commission. Previously only sales discount was netted against revenue, with interline / IATA commission being shown as an expense item. The impact of this definitional change for the current period is to decrease both revenue, and sales and marketing expenditure by $326.5m (2001: $281.6m). Comparatives have been adjusted accordingly.

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period:

Refer to the attached Media Release and attachments to the ASX Half-Yearly Report.

19.3 A description of each event since the end of the current period which has had a material effect and is not related to matters already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible):

None.

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year:

The interim dividend of 8.0 cents per share will be fully franked. It is anticipated that the final dividend for the financial year ending 30 June 2003 will also be fully franked.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows:
(Disclose changes in the half yearly report in accordance with AASB 1029: Interim Financial Reporting. Disclose changes in accounting policies in the Preliminary Final report in accordance with AASB 1001: Accounting Policies-Disclosure).

Provisions, contingent liabilities and contingent assets
The consolidated entity has applied AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" (issued in October 2001) for the first time from 1 July 2002.

Dividends are now recognised at the time they are declared, determined or publicly recommended. Previously, final dividends were recognised in the financial year to which they related, even though the dividends were announced after the end of that financial year.

The adjustments to the consolidated financial report as at 1 July 2002 as a result of this change are:

- $140.7m increase in opening retained profits
- $140.7m decrease in provision for dividends.

There was no impact on profit or loss for the reporting period to 31 December 2002.

Employee benefits
The consolidated entity has applied the revised AASB 1028 "Employee Benefits" (issued in June 2001) for the first time from 1 July 2002.

The liability for wages and salaries, annual leave and sick leave is now calculated using the remuneration rates Qantas expects to pay as at each reporting date, not wages and salary rates current at reporting date.

The initial adjustments to the consolidated financial report as at 1 July 2002 as a result of this change are:

- $5.3m increase in provision for employee benefits
- $3.7m decrease in opening retained profits
- $1.6m increase in future income tax benefit.

There was no impact on profit or loss for the reporting period to 31 December 2002.

19.6 Revision in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous annual reports if those revisions have a material effect in this half year.

None

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last annual report.

None

Additional disclosure for trusts

Not applicable.

Annual meeting *(Preliminary final report only)*

The annual meeting will be held as follows:

Place	n/a
Date	n/a
Time	n/a
Approximate date the annual report will be available	n/a

Compliance statement

1. This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Groups Consensus Views or other standards acceptable to ASX.
2. This report, and the accounts upon which the report is based (if separate), use the same accounting policies.
3. This report gives a true and fair view of the matters disclosed.
4. This report is based on accounts which have been subject to review.
5. The auditors' independent review report is attached to this report.
6. The entity has a formally constituted Audit Committee.

Sign here: .... Date: 20 February 2003
(General Counsel & Company Secretary)

Print name: Brett Stuart Johnson

Attachment 1

	Consolidated	
	Current period $Am	Previous corresponding period $Am
Dividends		
During the reporting period, Qantas has paid or provided for dividends not previously recognised in the retained profits as follows:		
Final dividend on: Ordinary shares, paid on 2 October 2002	140.7	-
Subsequent to reporting date:		
Since 31 December 2002, the directors have declared the following dividend payable on 9 April 2003:		
Interim dividend on ordinary shares	140.5	-

The financial effect of the dividend declared subsequent to the reporting date has not been brought to account in the consolidated entity financial statements for the period ended 31 December 2002.

QANTAS AIRWAYS LIMITED AND CONTROLLED ENTITIES DIRECTORS' DECLARATION

In the opinion of the Directors of Qantas Airways Limited:

(a) the consolidated financial statements and notes in the form of Appendix 4B of the Australian Stock Exchange Listing Rules set out on pages 3 to 23, are in accordance with the Corporations Act 2001, including:

   (i) giving a true and fair view of the financial position of the consolidated entity as at 31 December 2002 and of its performance, as represented by the results of its operations and cash flows for the half-year ended on that date; and

   (ii) complying with Accounting Standard AASB 1029 (Revised) "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed pursuant to a Resolution of the Directors:

____

MARGARET JACKSON
Chairman

____

GEOFF DIXON
Chief Executive Officer

Sydney, 19 February 2003

Independent review report to the members of Qantas Airways Limited

Scope

We have reviewed the financial report of Qantas Airways Limited ("the Company") for the half-year ended 31 December 2002 in the form of Appendix 4B of the Australian Stock Exchange Listing Rules, consisting of the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes and the directors' declaration set out on pages 3 to 24, but excluding the Media Release and attachments to the ASX Half-Yearly Report, wherever referred to, as these are outside the scope of the review.

The financial report includes the consolidated financial statements of the consolidated entity, comprising the Company and the entities it controlled at the end of the half-year or from time to time during the half-year. The Company's directors are responsible for the financial report.

We have performed an independent review of the financial report in order to state whether, on the basis of procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the consolidated entity's financial position and performance as represented by the results of its operations and its cash flows and in order for the Company to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. The review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. Our review has not involved a study and evaluation of internal accounting controls, tests of accounting records or tests of responses to inquiries by obtaining corroborative evidence from inspection, observation or confirmation. The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Qantas Airways Limited is not in accordance with:

a) the Corporations Act 2001, including:

   i. giving a true and fair view of the consolidated entity's financial position as at 31 December 2002 and of its performance for the half-year ended on that date; and

   ii. complying with Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

b) other mandatory professional reporting requirements in Australia.

KPMG

Mark Epper
Partner
Sydney, 19 February 2003

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

OPERATIONAL STATISTICS FOR THE HALF-YEAR ENDED 31 DECEMBER 2002 (Unaudited)		Half-Year Ended 31 Dec 2002	Half-Year Ended 31 Dec 2001	Percentage Increase/ (Decrease)
DOMESTIC - SCHEDULED SERVICES				
TRAFFIC AND CAPACITY				
Passengers carried	000	8,785	7,099	23.7
Revenue passenger kilometres (RPK)	m	11,854	9,522	24.5
Available seat kilometres (ASK)	m	14,858	11,894	24.9
Revenue seat factor	%	79.8	80.1	(0.3) pts
INTERNATIONAL - SCHEDULED SERVICES				
TRAFFIC AND CAPACITY				
Passengers carried	000	4,466	4,338	3.0
Revenue passenger kilometres (RPK)	m	27,180	26,510	2.5
Available seat kilometres (ASK)	m	33,735	34,896	(3.3)
Revenue seat factor	%	80.6	76.0	4.6 pts
Revenue freight tonne kilometres (RFTK)	m	921	933	(1.3)
CORE AIRLINE - SCHEDULED SERVICES				
TRAFFIC AND CAPACITY				
Passengers carried	000	13,251	11,437	15.9
Revenue passenger kilometres (RPK)	m	39,034	36,032	8.3
Available seat kilometres (ASK)	m	48,593	46,790	3.9
Revenue seat factor	%	80.3	77.0	3.3 pts
Average passenger journey length	km	2,946	3,150	(6.5)
Available tonne kilometres (ATK)	m	6,543	6,252	4.7
FINANCIAL				
Yield (passenger revenue per RPK)	c	10.98	10.76	2.0
PRODUCTIVITY				
Average full-time employee strength	#	27,883	26,572	4.9
RPK per employee (annualised)	000	2,777	2,690	3.2
ASK per employee (annualised)	000	3,457	3,493	(1.0)
Aircraft utilisation (average per day)	Hrs	11.0	11.6	(0.6) hrs
REGIONALS - SCHEDULED SERVICES				
TRAFFIC AND CAPACITY				
Passengers carried	000	1,958	1,898	3.2
Revenue passenger kilometres (RPK)	m	1,273	1,230	3.5
Available seat kilometres (ASK)	m	1,736	1,694	2.5
Revenue seat factor	%	73.3	72.6	0.7 pts
TOTAL GROUP OPERATIONS *				
TRAFFIC AND CAPACITY				
Passengers carried	000	15,292	13,335	14.7
Revenue passenger kilometres (RPK)	m	40,779	37,262	9.4
Available seat kilometres (ASK)	m	51,009	48,484	5.2
Revenue seat factor	%	79.9	76.9	3.0 pts
Aircraft in service at period end ^	#	187	178	9 units
FINANCIAL				
Yield (passenger revenue per RPK)	c	11.42	11.29	1.2
PRODUCTIVITY				
Average full-time equivalent employees	#	34,770	32,361	7.4
RPK per employee (annualised)	000	2,327	2,284	1.9
ASK per employee (annualised)	000	2,910	2,972	(2.1)

*I ncludes Australian Airlines

^ Excludes one B747-200 leased to Air Pacific

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

DETAILED CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE (Unaudited)	Half-Year Ended 31 Dec 2002 $m	Half-Year Ended 31 Dec 2001 $m	Percentage Increase/ (Decrease) %
Sales and Operating Revenue			
Net Passenger Revenue*	4,658.3	4,205.9	10.8
Net Freight Revenue*	279.6	266.5	4.9
Tour and Travel Sales	398.1	337.4	18.0
Contract Work Revenue	274.7	240.7	14.1
Other Sources ^ **	272.5	332.5	(18.0)
Sales and Operating Revenue	**5,883.2**	**5,383.0**	**9.3**
Expenditure			
Manpower and Staff Related	1,509.1	1,298.6	16.2
Selling and Marketing *	312.8	301.7	3.7
Aircraft Operating - Variable	1,159.2	1,165.8	(0.6)
Fuel and Oil	809.5	878.5	(7.9)
Property	140.4	125.3	12.1
Computer and Communication	212.6	204.4	4.0
Depreciation and Amortisation	359.0	358.5	0.1
Non-Cancellable Operating Lease Rentals	140.1	118.1	18.6
Tour and Travel Cost Of Sales	329.5	297.0	10.9
Capacity Hire	217.3	244.4	(11.1)
Other	169.5	145.6	16.4
Share of Net Profit of Associates	(12.6)	(25.4)	(50.4)
Expenditure	**5,346.4**	**5,112.5**	**4.6**
Earnings Before Interest and Tax (EBIT)	**536.8**	**270.5**	**98.4**
Net Borrowing Costs	23.7	39.2	(39.5)
Profit from Operating Activities Before Related Income Tax Expense	**513.1**	**231.3**	**121.8**
Income Tax Expense Relating to Ordinary Activities	159.1	75.2	111.6
Net Profit	**354.0**	**156.1**	**126.8**
Outside Equity Interest in Net Profit	(1.5)	(2.6)	(42.3)
Net Profit Attributable to Members of the Company	**352.5**	**153.5**	**129.6**
Earnings Per Share (cents)	**21.0**	**11.1**	**89.2**

* Passenger and freight revenue is now disclosed net of both sales discount and interline / IATA commission. Previously only sales discount was netted against revenue, with interline / IATA commission being shown as an expense item. The impact of this definitional change for the current period is to decrease both revenue, and sales and marketing expenditure by $326.5 million (2001: $281.6 million). Comparatives have been adjusted accordingly.

** Excludes proceeds on sale of non-current assets of $30.5 million (2001: $42.0 million), and interest revenue of $44.5 million (2001: $28.8 million) which is included in net borrowing costs.

^ Revenue from "Other Sources" includes revenue from aircraft charters and leases, property income, Qantas Club and Frequent Flyer membership fees, freight terminal and service fees, commission revenue, and other miscellaneous income.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

CONSOLIDATED EARNINGS BEFORE INTEREST AND TAX (Unaudited)	Half-Year Ended 31 Dec 2002 $m	% of Group Total	Half-Year Ended 31 Dec 2001 $m	% of Group Total
International Airline Operations	263.9	49.2	(15.5)	(5.7)
Domestic Airline Operations	160.1	29.8	180.1	66.6
Subsidiary Operations: +				
Qantas Holidays Group	19.3	3.6	16.9	6.2
QantasLink Group	37.8	7.0	21.2	7.8
Qantas Flight Catering Group	36.6	6.8	38.0	14.0
Australian Airlines	(2.5)	(0.5)	0.0	0.0
QDS	4.1	0.8	(0.8)	(0.3)
Equity Accounting	12.6	2.3	25.4	9.4
Other Subsidiaries	4.9	0.9	5.2	1.9
Total Subsidiary Operations	112.8	21.0	105.9	39.1
Group Earnings Before Interest and Tax	**536.8**	**100.0**	**270.5**	**100.0**

+ Subsidiary Operations Earnings Before Interest and Tax includes profit earned on services provided to Qantas Airways Limited

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

CONSOLIDATED DEBT, GEARING AND CAPITALISATION OF NON-CANCELLABLE OPERATING LEASES (Unaudited)	As at 31 December 2002 $m	As at 31 December 2001 $m	Percentage Change %
Statement of Financial Position Equity	5,360.2	4,072.0	31.6
On Balance Sheet Debt[1]			
Current Debt	1,159.6	547.7	111.7
Non-current Debt [2]	4,632.4	3,230.3	43.4
Swap Offset [3]	(1,262.4)	(1,297.3)	(2.7)
Cash and Cash Equivalents[4]	(2,110.9)	(1,210.9)	74.3
Net Debt	2,418.7	1,269.8	90.5
Off Balance Sheet Debt			
Present Value of Non-Cancellable Operating Leases	2,356.6	2,432.9	(3.1)
Net Debt including Off Balance Sheet Debt	4,775.3	3,702.7	29.0
Revenue Hedge Receivables [5]	(175.5)	(246.9)	(28.9)
Net Debt Including Off Balance Sheet Debt and Revenue Hedge Receivables	4,599.8	3,455.8	33.1
Statement of Financial Position including Off Balance Sheet Debt			
Total Assets	18,811.9	15,866.4	18.6
Total Liabilities	13,676.0	12,079.6	13.2
Total Equity	5,135.9	3,786.8	35.6
Net Debt to Net Debt and Equity	31 : 69	24 : 76	n/a
Net Debt to Net Debt and Equity (including Off Balance Sheet Debt)	48 : 52	50 : 50	n/a
Net Debt to Net Debt and Equity (including Off Balance Sheet Debt and Revenue Hedge Receivables)	47 : 53	48 : 52	n/a
Working Capital Ratio	44 : 56	40 : 60	n/a

Notes

1. *On balance sheet debt includes bank and other loans and lease liabilities.*
2. Non current debt excludes debt available to be set-off against non-current assets.
3. Swap offset is the net swap receivable calculated by aggregating the swap component of net receivables under hedge/swap contracts and net payables under hedge/swap contracts.
4. Cash and cash equivalents (included in the statement of financial position categories of cash and current receivables) include bills of exchange and promissory notes, negotiable securities and security and term deposits. The non-current bills of exchange and aircraft security deposits have been pledged as security to providers of aircraft finance.
5. Revenue Hedge Receivables are included in the statement of financial position until the revenue to which they relate is realised. Debt to equity shown in this table is inclusive of foreign exchange movements which are effectively hedged by the balance deferred in the balance sheet. The debt to equity calculation has therefore been shown on both a hedged and unhedged debt position.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

CONSOLIDATED NET INTEREST AS A PERCENTAGE OF AVERAGE NET DEBT (Unaudited)	Half-Year Ended 31 December 2002 $m	Half-Year Ended 31 December 2001 $m
Borrowing Costs		
Net Borrowing Costs	23.7	39.2
Capitalised Interest	49.3	31.9
Interest on Non-cancellable Operating Leases	46.5	58.8
Adjusted Net Interest Expense	**119.5**	**129.9**
Average Net Debt *		
Average Net Debt Including Off Balance Sheet Debt	4,239.0	3,460.2
Average Net Debt Including Off Balance Sheet Debt and Revenue Hedge Receivable	4,027.8	3,132.3
Adjusted Net Borrowing Costs as a Percentage of:		
Average Net Debt Including Off Balance Sheet Debt **	5.6	7.4
Average Net Debt Including Off Balance Sheet Debt and Revenue Hedge Receivable **	5.9	8.2

* Average Net Debt balances are calculated on a weighted average basis.

** Annualised


Profit Before Tax
Six Months to 31 December 2002
($ million)
202.9
246.5
248.0
298.9
354.2
472.6
416.4
231.3
513.1
DEC 1994
DEC 1995
DEC 1996
DEC 1997
DEC 1998
DEC 1999
DEC 2000
DEC 2001
DEC 2002

	DEC 1994	DEC 1995	DEC 1996	DEC 1997	DEC 1998	DEC 1999	DEC 2000	DEC 2001	DEC 2002
Incr/(Decr)	-	21.5%	0.6%	20.5%	18.5%	33.4%	(11.9%)	(44.5%)	121.8%
Cumulative Incr/(Decr)	-	21.5%	22.2%	47.3%	74.6%	132.9%	105.2%	14.0%	152.9%

Gearing (Adjusted for Operating Leases) (%)


71
68
61
49
40
39
44
53
49
47
JUN 1994
JUN 1995
JUN 1996
JUN 1997
JUN 1998
JUN 1999
JUN 2000
JUN 2001
JUN 2002
DEC 2002

	JUN 1994	JUN 1995	JUN 1996	JUN 1997	JUN 1998	JUN 1999	JUN 2000	JUN 2001	JUN 2002	DEC 2002
Incr/(Decr)	-	(3%) pts	(7%) pts	(12%) pts	(9%) pts	(1%) pts	5% pts	9% pts	(4%) pts	(2%) pts
Cumulative Incr/(Decr)	-	(3%) pts	(10%) pts	(22%) pts	(31%) pts	(32%) pts	(27%) pts	(18%) pts	(22%) pts	(24%) pts

Passenger Numbers
Six Months to 31 December 2002
(000)



8,080
8,834
9,425
9,781
9,778
10,333
11,175
13,335
15,292

	DEC 1994	DEC 1995	DEC 1996	DEC 1997	DEC 1998	DEC 1999	DEC 2000	DEC 2001	DEC 2002
Increase	-	9.3%	6.7%	3.8%	(0.0%)	5.7%	8.1%	19.3%	14.7%
Cumulative Increase	-	9.3%	16.6%	21.1%	21.0%	27.9%	38.3%	65.0%	89.3%

2002/03 Interim Results Presentation to Investors

20 February 2003

Geoff Dixon
Chief Executive Officer



Overview

- Financial results
- Fleet strategy
- Risk management
- Sustainable future program
- Air New Zealand
- Summary and outlook


2



Highlights

		Six months to December 2002	Six months to December 2001	Increase/ (decrease) %
Sales and operating revenue *	$m	5,883.2	5,383.0	9.3
Expenditure	$m	(5,346.4)	(5,112.5)	4.6
EBIT	$m	536.8	270.5	98.4
Net interest	$m	(23.7)	(39.2)	(39.5)
Profit before tax	$m	513.1	231.3	121.8
Net profit after tax	$m	352.5	153.5	129.6
Individually significant items after tax	$m	-	0.1	n/a
Earnings per share	¢	21.0	11.1	89.2
Dividends per share	¢	8.0	8.0	-

* Passenger and freight revenue is now reported net of discounts and base commissions. Prior year comparatives have also been adjusted accordingly



3

Revenue


$bn
6.0
5.0
4.0
3.0
2.0
1.0
0.0
$5.4bn
$5.9bn
Dec 2001
Dec 2002
Net passenger revenue up 10.8%
Net freight revenue up 4.9%
Tour and travel sales up 18.0%
Contract work revenue up 14.1%
Revenue from other sources down 18.0%

4




Expenditure
$bn
6.0
5.0
4.0
3.0
2.0
1.0
0.0
$5.1bn
$5.3bn
Dec 2001
Dec 2002
Manpower and staff related up 16.2%
Variable aircraft operating down 0.6%
Fuel and oil down 7.9%
Depreciation and amortisation up 0.1%
Tour and travel cost of sale up 10.9%
Selling and marketing up 3.7%
Capacity hire down 11.1%
Non-cancellable operating lease rentals up 18.6%
All other expenditure up 13.3%
QANTAS
5


Contribution to EBIT
$m
600
500
400
300
200
100
0
(100)
1st half 2000/01
2nd half 2000/01
1st half 2001/02
2nd half 2001/02
1st half 2002/03
International Domestic Subsidiaries
QANTAS
6

International



$m
300
250
200
150
100
50
0
(50)
2H
$218.3m
1H
$263.9m
2001/02
1H
$(15.5)m
2002/03
QANTAS

- EBIT of $263.9m, or 49.2% of Group EBIT
- RPKs up 2.5%
- ASKs down 3.3%
- Seat factor up 4.6% pts to 80.6%
- Yield excluding exchange increased by 4.3%



7

Domestic



$m
300
250
200
150
100
50
0
2H
$118.1m
1H
$180.1m
1H
$160.1m
2001/02
2002/03
QANTAS

- EBIT of $160.1m, or 29.8% of Group EBIT
- RPKs up 24.5%
- ASKs up 24.9%
- Seat factor down 0.3% pts to 79.8%
- Yield excluding exchange decreased by 4.2%



8

Subsidiaries


$m
200
150
100
50
0
2H
$72.4m
1H
$105.9m
1H
$112.8m
2001/02
2002/03
QANTAS

- EBIT of $112.8m, or 21.0% of Group EBIT
- Reflects improved results for QantasLink, Qantas Holidays, Qantas Defence Services and Air Pacific

9

Qantas Holidays


$m
50
40
30
20
10
0
2H
$25.5m
1H
$16.9m
1H
$19.3m
2001/02
2002/03
QANTAS

- EBIT up by 14.2% to $19.3m
- Reflects an improvement in Australian operations
- Growth in the domestic market more than compensated for a reduction in demand for Bali, Thailand and Malaysia

10


QantasLink
$m
50
40
30
20
10
0
2H
$21.3m
1H
$21.2m
1H
$37.8m
2001/02
2002/03
• EBIT up by 78.3% to $37.8m
• RPKs up 3.5%
• ASKs up 2.5%
• Seat factor up 0.7% pts to 73.3%
• Yield excluding exchange decreased by 3.5%
11
QANTAS


Qantas Flight Catering
$m
70
60
50
40
30
20
10
0
2H
$31.6m
1H
$38.0m
1H
$36.6m
2001/02
2002/03
• EBIT down by 3.7% to $36.6m
• Current year result reflects inclusion of SnapFresh for six months
• SnapFresh is currently averaging production of 8 million meals per annum and is expected to reach optimal production levels toward the end of 2002/03
12
QANTAS

Other Subsidiaries


Remaining subsidiaries
$3.4m
Australian Air Express
$7.7m
Air Pacific
$3.9m
QDS
$4.1m

- EBIT down by 35.9% to $19.1m
- Prior year comparative includes a cumulative equity accounting adjustment on initial recognition of associate net profit of $18.1 million

Chart represents EBIT contribution by other subsidiaries and associates to 2002/03 interim results

QANTAS

13

Balance Sheet and Cashflow

		December 2002	December 2001	Increase/ (decrease) %
Capital expenditure	$m	**2,000.5**	**885.6**	**125.9**
Capitalised interest	$m	**49.3**	**31.9**	**54.5**
Operating cashflow	$m	**909.1**	**411.5**	**120.9**
Net debt *	$m	**4,599.8**	**3,455.8**	**33.1**
Total equity **	$m	**5,135.9**	**3,786.8**	**35.6**
Leverage *	%	**47**	**48**	**(1) pt**
Interest cover ***	times	**7.9**	**4.0**	**97.5**

* Includes off balance sheet debt and revenue hedge receivables
** Adjusted for capitalisation of non-cancellable operating leases
*** Calculated as EBIT divided by gross interest expense

QANTAS

14

Fleet Strategy

- **Aircraft retired during six months to December 2002:**
  - one B747-200
  - two BAe146, one Shorts 360 and twelve Beechcraft 1900
- **Aircraft delivered during six months to December 2002:**
  - three B747-400ER
  - six B737-800
  - two A330-200

15



Fleet Strategy

- **Aircraft to be delivered during six months to June 2003:**
  - two B747-400ER
  - three B737-800
  - two A330-200
  - three Dash 8 Q300
- **Changes to announced fleet plan:**
  - Converted three A330-200 orders to A330-300
  - Exercised options over a further four B737-800

16



Fleet Strategy

- **Progress on roll-out of product initiatives:**
  - IFE upgrade in 24 B747-400 aircraft by March 2003
  - Installation of business class sleeper seat commencing mid-2003, with completion during 2004
  - Reconfiguration of ten two-class B747-400 aircraft by mid-2003

17



Risk Management

- **Active fuel hedging program**
- **Should the need arise, we retain the ability to:**
  - Redeploy aircraft from international to domestic flying
  - Terminate lease agreements for temporary capacity at short notice
  - Retire older aircraft with low written down values
  - Slide delivery dates of new aircraft
  - Avoid higher risk airspace

18



Risk Management

- **Cost reduction initiatives:**
  - Reduction in planned flying from March 2003
  - Freeze on discretionary expenditure
  - Use of accumulated leave to reduce staff by equivalent of 1,500 full time employees between now and 30 June 2003
- **Current round of EBA negotiations:**
  - Agreements reached with unions covering approximately two thirds of our workforce

19



Risk Management

- **Funding needs:**
  - Wide access to debt markets
  - Continued operation of DRP, with option to underwrite

20



Sustainable Future Program

- **Increased operational efficiency and reduced unit costs through:**
  - Cross-functional change to operations
  - Repositioning of the business model within functional areas
  - Process redesign of activities within functional areas





Sustainable Future Program

- **Savings will be realised in the areas of:**
  - Labour costs
  - Sales and distribution
  - Airports
  - Engineering and maintenance
  - Corporate Processes





Air New Zealand

- Formally lodged application with ACCC and NZCC on 9 December 2002
- Subscribed for convertible notes equal to 4.99 per cent of Air New Zealand's issued capital on 31 December 2002
- Lodged summary of undertakings to the ACCC on 24 January 2003
- Draft determination expected in April 2003
- Final determination expected by late July/ early August 2003



23



QANTAS

Summary and Outlook

- Solid recovery seen in international markets and growth in domestic flying has come under pressure, due to tensions around Iraq and terrorism
- Forward bookings for the next 16 weeks have slowed considerably in some markets
- Qantas remains on track to achieve its full year profit target
- However, if tensions continue around Iraq and terrorism bookings could further deteriorate



24



QANTAS

Summary and Outlook

- In such an environment, our profit target would become more difficult to achieve
- Whatever the outcome of the Iraq situation, Qantas is well positioned to maximise its opportunities when the global travel market recovers

25


QANTAS


QANTAS

Appendix


QANTAS

Variances to Prior Year (excluding exchange)

	Increase/ (decrease) %
Sales and operating revenue	**10.5**
Net passenger revenue	**12.0**
Net freight revenue	**7.2**
Tour and travel sales	**20.2**
Contract work revenue	**14.2**
Revenue from other sources	**(18.0)**
Group yield per RPK	**2.3**
Freight yield per RFTK	**8.6**


28


QANTAS

Variances to Prior Year (excluding exchange)

	Increase/ (decrease) %
Expenditure	**6.5**
Manpower and staff related	**16.4**
Selling and marketing	**5.0**
Variable aircraft operating	**2.3**
Fuel and oil	**(1.6)**
Property	**12.5**
Computer and communication	**7.0**
Depreciation and amortisation	**0.1**



Variances to Prior Year (excluding exchange)

	Increase/ (decrease) %
Expenditure	**6.5**
Non-cancellable operating lease rentals	**24.1**
Tour and travel cost of sales	**14.9**
Capacity hire	**(9.1)**
Other expenditure	**7.5**
Share of net profit of associates	**50.4**
Group cost per ASK	**0.2**




QANTAS

Media Release

QANTAS FLIGHTS TO OPERATE DURING FAAA INDUSTRIAL ACTION

SYDNEY, 24 February 2003: Qantas said today that all of its overseas flights would operate tomorrow despite a planned stop work meeting by some long haul flight attendants.

Qantas domestic and regional services will not be affected by the industrial action.

Executive General Manager Human Resources Kevin Brown said Qantas would operate all overseas flights tomorrow. He said a small number of flights had been re-timed and every effort had been made to contact affected customers and advise them of any change to their scheduled departure.

"All overseas flights will be operated by experienced, Qantas-trained cabin crew who meet all regulatory requirements," Mr Brown said.

"This includes cabin crew management who fly regularly as part of their duties and other Qantas flight attendants, including flight attendants on fixed term contracts. Union claims that the use of these crew gives rise to safety concerns are completely unfounded."

Mr Brown said Qantas greatly appreciated the efforts of its long haul flight attendants in contributing to the airline over the past two very challenging years.

"We have offered the FAAA a very reasonable package, including two three per cent wage increases over a two year period and a one-off three per cent lump sum.

"The offer we have made represents a reasonable increase considering the current economic and industry climate and is consistent with increases accepted by Unions representing over two-thirds of Qantas staff for EBA VI."

Mr Brown said that it was extremely disappointing that the Union was taking industrial action at a time when many airlines around the world, including Qantas, were facing major challenges.

"This action is opportunistic and the wage demands are unrealistic," he said.

"We have met with the Union regularly since December and we remain hopeful the FAAA will return to the negotiating table and conclude an agreement."

Issued by Qantas Corporate Communication (Q2881)
Media Enquiries: Allison Maxwell - Telephone (02) 9691 4586

MEDIA RELEASE



A.2003.09
25 February 2003
Sydney

AUSTRALIAN AIRLINES ANNOUNCES EXPANSION

Australian Airlines said today it was ready to launch its first major expansion, with the addition of two Boeing 767-300s to its fleet. With six aircraft, the airline would:

- commence services to Bali from Sydney and Melbourne by the end of July;
- introduce international services between Cairns and Sydney from the middle of the year;
- increase services on some existing routes; and
- consider services to destinations such as Shanghai in China and Sabah in Malaysia.

Australian Airlines Chief Executive Officer Denis Adams said the response to the Australian Airlines concept since the carrier commenced flying in October last year had been extremely positive.

"We are currently operating nearly 30 flights a week between Cairns and six Asian destinations as well as connecting services for international passengers between Cairns and the Gold Coast," Mr Adams said.

"Following recent discussions with Indonesian and Balinese government representatives on ways in which the Qantas Group can assist the recovery of Bali's tourism industry, we have decided that the time is right to add Denpasar to our schedule, and fly from Sydney and Melbourne for the first time.

"By the end of July, Australian Airlines will operate three services per week from Sydney to Bali, and one service per week from Melbourne. We also hope to further increase the number of services next year."

Australian Airlines expects to announce full details and Bali schedules by the end of the month.

Mr Adams said Australian Airlines would also commence return services six times a week between Cairns and Sydney from the middle of this year.

"These flights will enable us to offer seamless transits at Cairns International Airport for our inbound passengers travelling from Asia and Japan," he said.

"The services will be international flights, arriving and departing from the International Terminals at Cairns and Sydney Airports."

Mr Adams said the airline was also in preliminary discussions with Sabah authorities and was considering the commencement of services from Cairns to Kota Kinabalu and then on to Singapore.

"Sabah is a beautiful, unspoiled destination in East Malaysia featuring tropical rainforests and pristine beaches. Flights to Sabah and its capital Kota Kinabalu are expected to significantly increase tourism between Australia and East Malaysia," he said.

Australian Airlines is also considering the introduction of services between Cairns and Shanghai from October this year. Qantas withdrew from China in 2001.

Australian Airlines is a full service, international leisure carrier which is wholly owned by Qantas Airways Limited but operated independently and managed separately.

Media Inquiries: Simon Rushton Tel: (02) 9691 3742


QANTAS

Media Release

QANTAS STATEMENT ON BOOKINGS AND CAPACITY

SYDNEY, 28 March 2003: Qantas said today the war in Iraq and the effects of Severe Acute Respiratory Syndrome in Asia had continued to adversely affect bookings.

Qantas Chief Executive Officer Geoff Dixon said that, as a result, Qantas would further reduce planned international flying by a total of up to 20 per cent between 1 April and mid-July.

Mr Dixon said that when the company announced its half-year results on 20 February it stated that Qantas was still on track to achieve its full year profit target despite pressure from the heightened tensions surrounding Iraq and the very public threat of terrorism.

"We cautioned at the time, however, that if tensions continued around Iraq and terrorism, bookings could deteriorate further and, in such an environment, our profit target would become more difficult to achieve," he said.

Mr Dixon said this was now a reality and, on current indications, Qantas would be unable to meet market expectations for the full year profit result.

"We continue to maintain high levels of liquidity and a strong balance sheet," he said. "The company will still record a strong result for the year ended 30 June 2003 and will remain one of the most profitable airlines in the world.

"We also remain well positioned to maximise opportunities when the global travel market recovers."

Qantas would continue to monitor events closely and make additional changes as necessary.

The interim Qantas schedule, which is effective for varying periods between 1 April and mid-July, includes:

- reduction of UK services from 21 to 17 per week;
- reduction of Rome services from three to two per week;
- reduction of Paris services from three to two per week;
- reduction of Australia-Los Angeles services from 28 to 25 per week;
- deferral of the Qantas Chicago extensions which were due to commence on 31 March;
- suspension of the airline's twice-weekly Brisbane-Hong Kong services, and suspension of four Sydney-Hong Kong services each week (reducing services from 30 to 24 per week);

- adjustments to flight frequencies from Sydney, Cairns and Melbourne to Japan resulting in a 20 per cent capacity reduction (Qantas will continue to operate 17 services to Japan each week); and
- deferral of a range of planned increases to services on existing routes.

Some of the international capacity will be redeployed to domestic operations.

Mr Dixon said that, as announced previously, Qantas had implemented a number of initiatives to mitigate the effects of the downturn including:

- use of accumulated annual leave to reduce staffing between now and 30 June 2003 by the equivalent of 2,500 full time employees;
- permanent staff reductions through attrition and not filling vacant positions;
- a freeze on the hiring of new staff; and
- a freeze on discretionary expenditure.

"The severity of the downturn could require us to consider further initiatives," Mr Dixon said. "If this does become necessary, we will hold discussions with our staff and Unions."

Issued by Qantas Corporate Communications (Q2895)
Media Enquiries: Michael Sharp - Telephone 02 9691 3469

General Counsel
Brett Johnson


QANTAS

1 April 2003

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000
Facsimile: 1 300 300 021

Dear Sir

Update on the Level of Foreign Relevant Interest in Qantas Shares

Under the Qantas Constitution, the maximum aggregate level of relevant interest that foreign persons are permitted to hold in Qantas is 49%.

On 5 December 2002 Qantas advised the market that foreign persons had a relevant interest in approximately 44.28% of the Qantas issued share capital.

Listing Rule 3.19.1 requires that Qantas advise the market when the level of foreign relevant interest changes by more than 1%.

Based on the most recent reconciliation, Qantas advises the market that recent foreign purchases have resulted in foreign persons having a relevant interest in approximately 45.56% of Qantas shares.

Notification Obligations

Qantas reminds the market that, under its Constitution, foreign purchasers are required to notify Qantas, within 10 days of becoming registered, of their acquisition of a relevant interest in Qantas shares. Foreign Ownership Notifications are available from the Australian Stock Exchange or the Qantas Share Registry on (02) 8280 7390.

It is the order of receipt of complete Foreign Ownership Notifications which determines the priority for entry, upon reconciliation to a registered shareholding, to the Qantas Foreign Sub-Register.

Qantas investigates foreign share purchases and, upon reconciliation of the relevant Foreign Ownership Notifications to a registered shareholding, enters the purchases on the Qantas Foreign Sub-Register. Should the level of foreign ownership on the Qantas Foreign Sub-Register exceed 49%, the Qantas Constitution contains provisions to notify those foreign shareholders. Should such a Notice be required to be sent, it results in the registered holder of the offending shares not being entitled to vote the shares at a meeting of shareholders and it may lead to the disposal of those shares.

Yours faithfully

Brett Johnson
General Counsel

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY* MONTHLY TRAFFIC AND CAPACITY STATISTICS
JANUARY 2003

Summary of Traffic and Capacity Statistics

Month of January 2003

International traffic, measured in Revenue Passenger Kilometres (RPKs) increased by 6.0 percent in January 2003 while capacity, measured in Available Seat Kilometres (ASKs), rose by 2.3 percent. This resulted in a revenue seat factor of 84.5 percent, 3.0 percentage points higher than for January 2002.

Domestic RPKs increased by 8.6 percent in January, while ASKs increased by 9.3 percent over the same period. The resulting revenue seat factor of 79.7 percent was 0.5 percentage points lower than the previous year.

January Group (comprising International, Domestic, Australian Airlines and QantasLink) passenger numbers increased by 7.3 percent over the previous year. RPKs increased by 9.5 percent, while ASKs were up 8.2 percent, resulting in a revenue seat factor of 81.5 percent, which was 1.0 percentage point higher than the previous year.

Financial Year to Date January 2003

International revenue seat factor for year to date January 2003 increased by 4.4 percentage points to 81.1 percent when compared with year to date January 2002, while international yield excluding exchange increased by 5.2 percent over the same period. Domestic yield excluding exchange for the financial year to January decreased by 4.1 percent. Domestic revenue seat factor decreased by 0.3 percentage points to 79.8 percent over the same period.

Group passenger numbers for the year to January increased by 13.4 percent over the previous year. RPKs and ASKs increased by 9.4 percent and 5.6 percent respectively, resulting in a revenue seat factor of 80.2 percent, up 2.8 percentage points from the previous year.

Recent Developments

On 28 March 2003, Qantas announced that it will reduce planned international flying by a total of up to 20 percent between 1 April and mid-July 2003, due to the adverse effects on bookings of the war in Iraq and the Severe Acute Respiratory Syndrome in Asia. Qantas also announced that based on current indications, the airline will be unable to meet market expectations for the 2002/03 full year profit result.

The interim international schedule, which is effective for varying periods between 1 April and mid-July 2003, includes:

- a reduction in the number of services operating from Australia to the UK, Rome, Paris, Los Angeles and Hong Kong;
- adjustments to flight frequencies from Sydney, Cairns and Melbourne to Japan;
- deferral of the Los Angeles-Chicago extensions which were due to commence on 31 March 2003; and
- deferral of a range of planned increases to services on existing routes.

Qantas will continue to monitor events closely and make additional changes as necessary.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS

JANUARY 2003

	Month			Financial Year to Date		
Domestic	**2002/03**	**2001/02**	**Change**	**2002/03**	**2001/02**	**Change**
Passengers carried ('000)	1,421	1,326	7.2%	10,206	8,437	21.0%
Revenue Passenger Kilometres (m)	1,943	1,788	8.6%	13,796	11,311	22.0%
Available Seat Kilometres (m)	2,438	2,230	9.3%	17,297	14,125	22.5%
Revenue Seat Factor (%)	79.7	80.2	(0.5) pts	79.8	80.1	(0.3) pts
International	**2002/03**	**2001/02**	**Change**	**2002/03**	**2001/02**	**Change**
Passengers carried ('000)	764	720	6.1%	5,230	5,075	3.1%
Revenue Passenger Kilometres (m)	4,856	4,580	6.0%	32,037	31,091	3.0%
Available Seat Kilometres (m)	5,748	5,617	2.3%	39,487	40,518	(2.5)%
Revenue Seat Factor (%)	84.5	81.5	3.0 pts	81.1	76.7	4.4 pts
Australian Airlines	**2002/03**	**2001/02**	**Change**	**2002/03**	**2001/02**	**Change**
Passengers carried ('000)	37	-	na	121	-	na
Revenue Passenger Kilometres (m)	213	-	na	685	-	na
Available Seat Kilometres (m)	377	-	na	1,058	-	na
Revenue Seat Factor (%)	56.5	-	na	64.7	-	na
QantasLink	**2002/03**	**2001/02**	**Change**	**2002/03**	**2001/02**	**Change**
Passengers carried ('000)	248	256	(3.1)%	2,206	2,154	2.4%
Revenue Passenger Kilometres (m)	170	192	(11.5)%	1,444	1,422	1.5%
Available Seat Kilometres (m)	247	299	(17.4)%	1,983	1,993	(0.5)%
Revenue Seat Factor (%)	68.8	64.2	4.6 pts	72.8	71.3	1.5 pts
Total Group Operations	**2002/03**	**2001/02**	**Change**	**2002/03**	**2001/02**	**Change**
Passengers carried ('000)	2,470	2,302	7.3%	17,763	15,666	13.4%
Revenue Passenger Kilometres (m)	7,181	6,560	9.5%	47,962	43,824	9.4%
Available Seat Kilometres (m)	8,810	8,146	8.2%	59,825	56,636	5.6%
Revenue Seat Factor (%)	81.5	80.5	1.0 pts	80.2	77.4	2.8 pts

Notes

Any adjustments to preliminary statistics will be included in the year-to-date results next month. Where figures have been rounded, discrepancies may occur between the sum of the components of items and the total, and in percentage changes which are derived from figures prior to rounding.

The number of passengers carried is calculated on the basis of origin/destination (one origin/destination journey represents one passenger regardless of the number of stage lengths undertaken).

Traffic and capacity statistics for Boeing 717 aircraft operating on domestic services are included in domestic.

Australian Airlines commenced operations on 27 October 2002.

Key

(m) Millions
RPKs: The number of paying passengers carried, multiplied by the number of kilometres flown
ASKs: The number of seats available for sale, multiplied by the number of kilometres flown


QANTAS

Media Release

QANTAS TO REDUCE STAFF

SYDNEY, 9 April 2003: Qantas Airways said today it would make 1,000 employees redundant between now and 30 June as it responds to lower passenger numbers flowing from the war in Iraq, the outbreak of Severe Acute Respiratory Syndrome and general economic conditions.

Qantas Chief Executive Officer Geoff Dixon said the redundancies were part of an ongoing restructuring program the company was undertaking in response to the changing aviation market.

"We regret the need for this action. However, it is vital we move quickly to protect our position in a very competitive and difficult industry," he said.

"Qantas is one of the more successful airlines in the world today. We will only remain so by ensuring our labour and capital expenditure base matches current market activity."

Mr Dixon said the restructuring program would involve 1,700 positions and include:

- 1,000 redundancies;
- 400 permanent positions being eliminated through attrition by 30 June; and
- 300 permanent positions being converted from full-time to part-time.

The reductions will affect nine per cent of management and five per cent of wage and salary employees.

"We are very conscious of the effect these decisions have on the individuals involved and their families," Mr Dixon said. "There will be extensive consultation and we have in place professional services for all those affected."

As part of the restructuring program, Mr Dixon said Qantas would also:

- extend the accelerated leave program, which has seen the equivalent of 2,500 people take leave between March and 30 June, to include the equivalent of 1,000 employees on leave between July and September; and
- make further ad hoc changes to flying schedules until conditions show improvement.

Mr Dixon said Qantas announced on 28 March that it would reduce planned international flying by around 20 per cent between April and mid-July.

"We are also continuing to closely monitor all discretionary and capital expenditure," he said.

Mr Dixon said the global aviation industry had shed over 400,000 jobs between September 2001 and the beginning of the war in Iraq. In addition, airlines had announced plans to cut tens of thousands of more jobs since the outbreak of the war and SARS.

"The global aviation industry is under severe strain," Mr Dixon said.

Our aim is to protect the jobs of the vast majority of Qantas employees, to ensure we continue to meet the needs of our many shareholders and to position ourselves for the inevitable recovery.

"However, we cannot rule out further restructuring, including redundancies."

Qantas currently employs about 35,000 staff. The Qantas group has increased staff numbers by more than 2,000 since September 2001.

Issued by Qantas Corporate Communications (Q2905)
Media Enquiries: Michael Sharp - Telephone 02 9691 3469

General Counsel
Brett Johnson



Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Qantas Airways Limited (ABN 16 009 661 901) gives the ASX the following information

Part 1 - All issues

1	Class of securities issued or to be issued	Ordinary Shares
2	Number of securities issued or to be issued (if known) or maximum number which may be issued	17,332,217 shares will be issued to shareholders participating in the Qantas Dividend Reinvestment Plan (DRP) on 9 April 2003, being the payment date of the 8¢ interim dividend.
3	Principal terms of the securities	N/A
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?	Yes
5	Issue price or consideration	Pursuant to the Terms and Conditions of the DRP, Qantas shares will be issued to shareholders participating in the DRP at a 2½% discount to the volume weighted average price (VWAP) of all Qantas shares traded on the Australian Stock Exchange in the five trading days following the Record Date. The VWAP as calculated and provided by the Australian Stock Exchange was $3.228365. This will result in an issue price under the DRP of $3.1477 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To issue shares to participants in the DRP.
7	Dates of entering securities into uncertificated holdings or despatch of certificates	9 April 2003.

		Number	Class
8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,774,112,946	Ordinary

		Number	Class
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,750	144a 30 June 2003 US Issue. Each Parcel of Notes has a face value of US$100,000
		3,500	144a 15 June 2009 US Issue. Each Parcel of Notes has a face value of US$100,000
		2,000	Fixed Rate Medium Term Note, maturing 31 October 2003, each Note has a face value of A$100,000
		40	Fixed Rate Medium Term Note, maturing 15 March 2007, each Note has a face value of A$500,000
		1,000	Fixed Rate Medium Term Note, maturing 15 October 2007, each Note has a face value of A$100,000

10	Dividend policy (in the case of a trust, distribution policy) on the *increased capital (interests)*	Identical to the current policy.

Part 3 - Quotation of securities

34 Type of securities

(a) ✓ Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Quotation Agreement

1 Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those securities should not be granted quotation.

- An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Act.

- Section 724 of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737 or 738 of the Corporations Act at the time that we request that the securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Brett Johnson
General Counsel
9 April 2003

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QANTAS AIRWAYS LIMITED**
ABN	**16 009 661 901**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Margaret Anne Jackson
Date of last notice	2 October 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Graemar Nominees Pty Limited This is Margaret Anne Jackson's Superannuation Account.
Date of change	9 April 2003
No. of securities held prior to change	16,812 – Margaret Anne Jackson 103,136 – Graemar Nominees Pty Limited (MA Jackson Super A/C)
Class	Ordinary Shares
Number acquired	427 – Margaret Anne Jackson 2,622 – Graemar Nominees Pty Limited (MA Jackson Super A/C)
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.1477

No. of securities held after change	17,239 – Margaret Anne Jackson 105,758 – Graemar Nominees Pty Limited (MA Jackson Super A/C)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Ordinary Shares under the Qantas Dividend Reinvestment Plan

Part 2 – *Change of director's interests in contracts*

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QANTAS AIRWAYS LIMITED**
ABN	**16 009 661 901**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Geoffrey James Dixon
Date of last notice	8 January 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	9 April 2003
No. of securities held prior to change	42,347 – Direct Interest
Class	Ordinary Shares
Number acquired	1,077 – Direct Interest
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.1477
No. of securities held after change	43,424 – Direct Interest

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Ordinary Shares under the Qantas Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: *In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.*

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QANTAS AIRWAYS LIMITED**
ABN	**16 009 661 901**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Allan Gregg
Date of last notice	17 December 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	9 April 2003
No. of securities held prior to change	22,879 – Direct Interest
Class	Ordinary Shares
Number acquired	581 – Direct Interest
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.1477
No. of securities held after change	23,460 – Direct Interest

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Ordinary Shares under the Qantas Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QANTAS AIRWAYS LIMITED**
ABN	**16 009 661 901**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael Henry Codd
Date of last notice	14 October 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" *should be disclosed in this part.*

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	9 April 2003
No. of securities held prior to change	10,733
Class	Ordinary Shares
Number acquired	274
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.1477
No. of securities held after change	11,007

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Ordinary Shares under the Qantas Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QANTAS AIRWAYS LIMITED**
ABN	**16 009 661 901**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Trevor Raymond Eastwood
Date of last notice	2 October 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Merriment Nominees Pty Limited This is Trevor Eastwood's family account
Date of change	9 April 2003
No. of securities held prior to change	12,126
Class	Ordinary Shares
Number acquired	308
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.1477
No. of securities held after change	12,434

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Ordinary Shares under the Qantas Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	


QANTAS

Media Release

QANTAS STATEMENT ON ACCC AND NZCC DRAFT DETERMINATIONS

SYDNEY, 10 April 2003: Qantas said it would continue to pursue a relationship with Air New Zealand despite today's negative draft determinations by the Australian Competition and Consumer Commission and the New Zealand Commerce Commission.

Qantas Chief Executive Officer Geoff Dixon said the two draft determinations were lengthy, totalling almost 450 pages, and it was not possible to give a detailed response immediately.

"However, what I can say today is that it is remarkable that both authorities appear to have completely ignored the ongoing crisis in the global aviation industry.

"The draft determinations highlight the growing gulf between the commercial realities and long term restructuring challenges facing the aviation industry and the pursuit, by competition regulators, of ideals and market outcomes that the industry simply will not be able to deliver on a sustainable basis.

"It is also extraordinary that the NZCC appears to have endorsed government support of airlines, a practice that has only compounded problems in the aviation industry. Just as extraordinary is the ACCC's view that there is no national interest benefit, as claimed by Qantas."

Mr Dixon said the severe strain being experienced by airlines worldwide had been well documented and was further confirmed overnight with Lufthansa, Germany's national carrier, declaring "a state of crisis".

"It is surely in the national interest for both New Zealand and Australia to have viable and competitive airline systems. This will not be advanced by competition authorities ignoring the realities of the world."

Issued by Qantas Corporate Communications (Q2906)
Media Enquiries: Michael Sharp - Telephone 02 9691 3469



Media Release

QANTAS ANNOUNCES MORE FLEXIBLE DOMESTIC FARES

SYDNEY, 14 April 2003: Qantas is overhauling its domestic air fares, with a new structure for sale from 29 April 2003 for travel from 1 July 2003.

Qantas Executive General Manager Sales and Marketing John Borghetti said the new fares would provide greater choice and more flexibility for customers.

The new range offers:

- one way fares that can be mixed and matched in any combination;
- the ability to make itinerary changes right up to the day before travel for all fares, and right up to departure for flexible fares;
- the end of 'minimum stay' and 'Saturday night stay away' restrictions; and
- a more user friendly booking environment for both customers and travel agents.

"Our customers have told us that they like the fact that our current fares are priced for value, but that they also want a simpler, more innovative way of managing their travel," Mr Borghetti said.

"These new fares will provide greater flexibility by offering one way fares that can be combined with other fare types to maximise travel options and suit individual travel needs.

"The fares package will also give customers the opportunity to change a booking no matter what type of fare has been purchased – with no charge for many fares, and a $27.50* change fee introduced for heavily discounted fares."

Mr Borghetti said the key feature of the new structure was its simplicity, with the structure streamlined to offer five fare types instead of the current 11:

- **Red e-Deal** — Qantas' familiar low online only fares, with the new feature of changes permitted up to the day before travel for a fee.
- **Super Saver** — An instant or advanced purchase leisure fare which is still valid for 12 months in the event of cancellation. Changes also permitted for a fee.
- **Flexi Saver** — A lower priced business-friendly fare which allows fee-free changes up to and including the day of travel.
- **Fully Flexible** — As the name suggests, a fully flexible refundable fare which allows fee-free changes, also up to and including the day of travel.
- **Business Class** — Fully flexible and tailored for the business traveller who needs the freedom to be able to make last minute changes right up to departure.

"These changes will also allow travel agents to provide an even higher level of service to their customers," Mr Borghetti said.

"They will be able to amend bookings for their customers with greater ease and offer fares that more closely fit their customers' travel needs.

The new structure will also see children's fares** offered across the full spectrum with the exception of Red e-Deals. Under the current structure, child fares are offered at 50 per cent off only the most expensive full adult fare.

* $27.50 change fee per person per one way trip including GST

** Children's fares will now be priced at 80 per cent of Super Saver and Flexi Saver fares as well as the more expensive fares.

Issued by Qantas Corporate Communication (Q2902)
Media Enquiries: Belinda de Rome - Telephone (02) 9691 3762


QANTAS

Media Release

QANTAS TO LODGE SUBMISSION ON AIR NZ ALLIANCE

SYDNEY, 29 April 2003: Qantas said today it would lodge a written submission in response to the draft determination of the Australian Competition and Consumer Commission (ACCC) on its proposed alliance with Air New Zealand.

Qantas will lodge the submission by 9 May 2003. However, the airline has not requested a pre-determination conference with the ACCC.

The Chief Executive Officer of Qantas, Geoff Dixon, said the airline believed it had made a strong case to the ACCC that the alliance would deliver significant benefits to consumers, tourism and the economy of both Australia and New Zealand.

"This view has been subsequently supported by just about every independent expert and commentator," he said. "Only the ACCC appears to think differently."

Mr Dixon said he believed the ACCC had either ignored or underestimated the fundamental challenges facing airlines around the world. He said there was a pressing need for Qantas and Air New Zealand to participate in the restructuring and consolidation in order to provide the foundation of a strong, long term viable and internationally competitive airline industry in Australasia.

He said the proposed alliance therefore involved important and broad national interest considerations and the authorisation process should not focus solely on consumer and competition interests.

The Qantas submission will highlight a range of issues, including:

- Qantas and Air New Zealand are not immune from the ongoing problems and changes facing the global aviation industry;
- the aviation industry's problems are long term, began well before 11 September, 2001 and have been exacerbated by the Iraq war and SARS;
- the future for Air New Zealand, without the proposed alliance, would involve the inevitable contraction of its international operations;
- Virgin Blue has stated unequivocally that it will enter the trans-Tasman and domestic New Zealand markets and be a significant competitor; and
- real and substantial benefits flow from the alliance.

"Qantas acknowledges that, under the alliance, there will be areas where competition is reduced," Mr Dixon said. "However, other airlines including Virgin Blue will continue to provide strong competition in these areas.

"Furthermore, these areas constitute a small part of the combined networks of Qantas and Air New Zealand and, overall, both airlines will continue to operate in an intensely competitive market where many of the other players, through government ownership and subsidies, do not have the same disciplines.

"Surely, in these circumstances, a regulatory body should look beyond the narrow confines of one aspect of the total market."

Mr Dixon said Qantas had requested that the ACCC finalise its draft determination as soon as possible so that the airline could, if necessary, lodge an appeal with the Australian Competition Tribunal.

He said this approach was within the normal provisions of the Australian competition regulatory approval process.

Qantas and Air New Zealand are in discussions with the New Zealand Commerce Commission to determine the best process to follow in New Zealand.

Issued by Qantas Corporate Communications (Q2908)
Media Enquiries: Michael Sharp - Telephone 02 9691 3469

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS
FEBRUARY 2003

Summary of Traffic and Capacity Statistics

Month of February 2003

International traffic, measured in Revenue Passenger Kilometres (RPKs) decreased by 0.5 percent in February 2003 while capacity, measured in Available Seat Kilometres (ASKs), rose by 3.7 percent. This resulted in a revenue seat factor of 79.4 percent, 3.4 percentage points lower than for February 2002.

Domestic RPKs increased by 1.9 percent in February, while ASKs increased by 3.4 percent over the same period. The resulting revenue seat factor of 75.2 percent was 1.2 percentage points lower than the previous year.

February Group (comprising International, Domestic, Australian Airlines and QantasLink) passenger numbers increased by 2.2 percent over the previous year. RPKs increased by 3.4 percent, while ASKs were up 7.9 percent, resulting in a revenue seat factor of 77.1 percent, which was 3.4 percentage points lower than the previous year.

Financial Year to Date February 2003

International revenue seat factor for year to date February 2003 increased by 3.5 percentage points to 80.9 percent when compared with year to date February 2002, while international yield excluding exchange increased by 4.0 percent over the same period. Domestic yield excluding exchange for the financial year to February decreased by 5.0 percent. Domestic revenue seat factor decreased by 0.3 percentage points to 79.3 percent over the same period.

Group passenger numbers for the year to February increased by 11.8 percent over the previous year. RPKs and ASKs increased by 8.7 percent and 5.9 percent respectively, resulting in a revenue seat factor of 79.8 percent, up 2.1 percentage points from the previous year.

Recent Developments

Qantas announced it would make 1,000 employees redundant by 30 June 2003 as it responds to lower passenger numbers flowing from the war in Iraq, the outbreak of Sever Acute Respiratory Syndrome and general economic conditions. The redundancies form part of an ongoing restructuring program the airline is undertaking in response to the changing aviation market.

On 10 April 2003, Qantas said it would continue to pursue a relationship with Air New Zealand despite negative draft determinations by the Australian Competition and Consumer Commission and the New Zealand Commerce Commission. Qantas CEO Geoff Dixon said that the draft determinations highlight the growing gulf between the commercial realities and long term restructuring challenges facing the aviation industry and the pursuit, by competition regulators, of ideals and market outcomes that the industry simply will not be able to deliver on a sustainable basis.

Qantas announced a new domestic fare structure for sale from 29 April 2003, for travel from 1 July 2003. The new range offers one way fares that can be mixed and matched in any combination; the ability to make itinerary changes right up to the day before travel for all fares, and right up to departure date for flexible fares; the end of 'minimum stay' and 'Saturday night stay away restrictions'; and a more user friendly booking environment for both customers and travel agents.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS

FEBRUARY 2003

	Month			Financial Year to Date		
Domestic	**2002/03**	**2001/02**	**Change**	**2002/03**	**2001/02**	**Change**
Passengers carried ('000)	1,255	1,220	2.9%	11,461	9,675	18.5%
Revenue Passenger Kilometres (m)	1,601	1,572	1.9%	15,397	12,882	19.5%
Available Seat Kilometres (m)	2,128	2,057	3.4%	19,424	16,182	20.0%
Revenue Seat Factor (%)	75.2	76.4	(1.2) pts	79.3	79.6	(0.3) pts
International	**2002/03**	**2001/02**	**Change**	**2002/03**	**2001/02**	**Change**
Passengers carried ('000)	673	667	0.9%	5,903	5,762	2.4%
Revenue Passenger Kilometres (m)	4,131	4,154	(0.5)%	36,168	35,244	2.6%
Available Seat Kilometres (m)	5,200	5,014	3.7%	44,686	45,532	(1.9)%
Revenue Seat Factor (%)	79.4	82.8	(3.4) pts	80.9	77.4	3.5 pts
Australian Airlines	**2002/03**	**2001/02**	**Change**	**2002/03**	**2001/02**	**Change**
Passengers carried ('000)	35	-	na	156	-	na
Revenue Passenger Kilometres (m)	200	-	na	885	-	na
Available Seat Kilometres (m)	338	-	na	1,396	-	na
Revenue Seat Factor (%)	59.2	-	na	63.4	-	na
QantasLink	**2002/03**	**2001/02**	**Change**	**2002/03**	**2001/02**	**Change**
Passengers carried ('000)	247	275	(10.2)%	2,452	2,429	0.9%
Revenue Passenger Kilometres (m)	162	170	(4.7)%	1,606	1,593	0.8%
Available Seat Kilometres (m)	234	251	(6.8)%	2,212	2,246	(1.5)%
Revenue Seat Factor (%)	69.2	67.7	1.5 pts	72.6	70.9	1.7 pts
Total Group Operations	**2002/03**	**2001/02**	**Change**	**2002/03**	**2001/02**	**Change**
Passengers carried ('000)	2,210	2,162	2.2%	19,972	17,866	11.8%
Revenue Passenger Kilometres (m)	6,094	5,895	3.4%	54,056	49,720	8.7%
Available Seat Kilometres (m)	7,899	7,322	7.9%	67,719	63,960	5.9%
Revenue Seat Factor (%)	77.1	80.5	(3.4) pts	79.8	77.7	2.1 pts

Notes

Any adjustments to preliminary statistics will be included in the year-to-date results next month. Where figures have been rounded, discrepancies may occur between the sum of the components of items and the total, and in percentage changes which are derived from figures prior to rounding.

The number of passengers carried is calculated on the basis of origin/destination (one origin/destination journey represents one passenger regardless of the number of stage lengths undertaken).

Traffic and capacity statistics for Boeing 717 aircraft operating on domestic core airline services are included in domestic.

Australian Airlines commenced operations on 27 October 2002.

Key

(m) Millions
RPKs: The number of paying passengers carried, multiplied by the number of kilometres flown
ASKs: The number of seats available for sale, multiplied by the number of kilometres flown

General Counsel & Company Sec.


QANTAS

Media Release

QANTAS UPDATE ON FLIGHT ATTENDANT

SYDNEY, 4 May 2003: Qantas said today that doctors at St Vincent's Hospital in Sydney had reported a significant improvement in the condition of a Qantas flight attendant being treated for a possible case of SARS.

The flight attendant, who became unwell on Friday, 2 May, and was admitted to hospital yesterday, could be released from hospital as early as tomorrow if her condition continues to improve.

Qantas has contacted almost all of the 341 customers who travelled on Qantas Flight 32 from Singapore to Sydney on Sunday 27 April to reassure them they should have no health concerns as a result of this case.

Qantas is continuing to liaise with the relevant health authorities, including the World Health Organisation, and is following directives issued by those authorities in relation to SARS.

Information about SARS, and the measures Qantas has put in place in relation to SARS, is available on the Qantas website at qantas.com.

Issued by Qantas Public Affairs (Q2913)
Media Enquiries: Allison Maxwell - Telephone 0418 210 005


QANTAS

Media Release

QANTAS STATEMENT ON PROBABLE CASE OF SARS

SYDNEY, 3 May 2003: The Chief Executive Officer of Qantas, Geoff Dixon, said today that a Qantas flight attendant had been placed in isolation at St Vincent's Hospital in Sydney with what has been diagnosed as a probable case of SARS.

The flight attendant became unwell yesterday, Friday 2 May, and was admitted to hospital this morning.

She last worked on Qantas Flight 32 from Singapore that arrived in Sydney on Sunday, 27 April.

"The World Health Organisation has stated that there is no evidence of SARS being transmitted by people who are not presenting symptoms of SARS," Mr Dixon said.

"As a result of this information, we believe the flight attendant was not infectious when she worked on QF32 last Sunday.

"Nevertheless, as a precaution, we have decided to contact passengers and crew who travelled on that flight, and any other Qantas staff who had contact with that flight, to reassure them they should have no health concerns as a result of this case."

The flight attendant has not worked on any flights since 27 April.

Customers who travelled on QF32 between Singapore and Sydney on 27 April may contact Qantas on 13 13 13 should they have any questions.

Mr Dixon said Qantas was continuing to liaise with the relevant health authorities, including WHO, and is following directives issued by those authorities. All Qantas check-in and cabin crew are being vigilant and watching for symptoms of SARS.

Information about SARS, and the measures Qantas has put in place in relation to SARS, is available on the Qantas website at qantas.com

Issued by Qantas Corporate Communications (Q2912)
Media Enquiries: Michael Sharp - Telephone (02) 9691 3469 or 0418 210005


QANTAS

Media Release

QANTAS ANNOUNCES MASSIVE GLOBAL SALE

SYDNEY, 2 May 2003: Qantas will commence a major international seat and holiday package sale on Sunday, with fares to London, Rome, Paris, Frankfurt and Los Angeles from $1799 (including taxes and charges).

The Qantas Massive Global Sale promotion runs until 15 June, for travel from 4 May to 14 September.

Qantas Group General Manager Sales Rob Gurney said the sale was another Qantas initiative which would offer unprecedented value to the Australian traveller.

"A key feature of our Massive Global Sale promotion will be the opportunity for people to travel to their preferred destination via a number of routes," he said.

"With the involvement of our **one**world partner British Airways, we will be offering a range of round-the-world routings which will allow customers to really expand their travel options.

"For example, for travel to the UK and Europe, flights will be available via cities such as Los Angeles, New York, Tokyo or even Santiago, as well as on the traditional Kangaroo Route via Singapore or Bangkok."

Other sale destinations include New Zealand, North America (Los Angeles, New York, Honolulu and Vancouver), Bali and Johannesburg. Competitively priced packages will also be available through Qantas Holidays and other wholesalers.

Other Massive Global Sale fares (including taxes and charges) include:
- Auckland, Wellington and Christchurch from $614
- Santiago, Chile from $1898
- Johannesburg from $1975

Holiday packages (including Economy Class airfares, accommodation per person, twin share, and taxes and charges) include:
- Honolulu from $992 ex-Sydney
- Bali from $935 ex-Melbourne
- London from $1884 ex-Brisbane

For more information and to make bookings, contact a licensed or AFTA travel agent, visit a Qantas Travel centre, visit qantas.com or call Qantas on 13 13 13 or Qantas Holidays on 13 14 15.

Issued by Qantas Corporate Communications (Q2911)
Media Enquiries: Simon Rushton - Telephone (02) 9291 3742


QANTAS

Media Release

QANTAS STATEMENT TO AUSTRALIAN STOCK EXCHANGE

SYDNEY, 7 May 2003: The continued impact of the SARS virus across all sections of the aviation and tourism industries has required Qantas to further downgrade its profit forecast for the 2002/03 financial year.

The Chief Executive Officer of Qantas, Mr Geoff Dixon, said the impact of SARS over recent weeks had affected all areas of the airline.

"While our international and domestic airlines have been worst hit, there has also been a flow through to all our subsidiaries, including Qantas Flight Catering, Qantas Holidays and Australian Airlines," he said.

Mr Dixon said load factors continued to fall and yields were increasingly under pressure as airlines dropped fares to stimulate demand.

"All international routes have been affected to some degree, with key Qantas destinations of Hong Kong, Singapore and Japan suffering the most. Our bookings to Hong Kong are down 64 per cent and Japan bookings are down 30 per cent.

"We now only operate seven of the 30 services per week we planned to operate to Hong Kong before the war in Iraq and the outbreak of SARS.

"More recently, there has been a downturn of passenger bookings from Continental Europe, particularly from France and Italy, by about 45 per cent and 33 per cent respectively. Forward bookings to the UK are down about 14 per cent.

"Fifteen per cent of the Qantas domestic business is made up of visitors arriving on international services. The downturn in the inbound market has severely affected this section of the market and will have an impact on overall domestic profitability," he said.

Mr Dixon said Qantas was reviewing, and would widen, the range of initiatives it had put in place following the commencement of the war in Iraq and the outbreak of SARS. These initiatives have included:

- the use of accumulated leave to reduce staffing numbers by the equivalent of 2,500 full time employees by 30 June 2003 and by the equivalent of 1,000 employees between July and September 2003;
- a restructuring program involving 1,000 redundancies, 400 permanent positions eliminated through attrition and 300 permanent positions converted from full time to part time;

- a freeze on capital and discretionary expenditure.

Further initiatives will include:

- increased use of accumulated leave to reduce staffing numbers;
- increased redundancies;
- expansion of the leave without pay program;
- increased use of part time workers;
- significant restructuring of work practices and activities; and
- reduction of capital expenditure, including retirement of some aircraft and deferral of delivery of new aircraft.

"While all capital expenditure is being reviewed, new product and customer service initiatives that are proposed and underway for both international and domestic operations will continue," Mr Dixon said. "These are strategically important elements of our ongoing business plan."

Mr Dixon said the aviation industry was going through the most difficult period in its history. Following the consequences of the events of 9/11, the war in Afghanistan and the threat of terrorism, the lead-up to the war in Iraq caused a further significant downturn in demand for airline travel.

"The outbreak of SARS, which was entirely unexpected, has compounded the difficulties facing our industry, particularly in this region."

Mr Dixon said that despite the current difficult environment Qantas still remained a strong and viable carrier.

"The work undertaken over the past seven years has positioned the company well," he said. "We have a healthy balance sheet with more than $2.0 billion in cash and access to substantial other sources of liquidity."

Mr Dixon said that Qantas would maintain the final dividend at 9 cents per share, providing a total dividend for the 2002/03 year of 17 cents per share.

Issued by Qantas Corporate Communication (Q2915)
Media Enquiries: Michael Sharp - Telephone 02 9691 3469

General Counsel
Brett Johnson


QANTAS

8 May 2003

The Manager
Companies Announcements
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir

On 7 May 2003 Qantas advised the market that the continued impact of the SARS virus across all sections of the aviation and tourism industries has required Qantas to further downgrade its profit forecast for the 2002/03 financial year.

Because of the volatility of aviation markets, particularly as a result of SARS, it is extremely difficult to forecast booking trends or determine a full year profit estimate with any accuracy.

Nevertheless, at the request of the ASX, Qantas advises the market that its best current estimate is that the full year profit before tax for the year ended 30 June 2003 will be between 20-30% lower than the figure prevailing in the market prior to 7 May 2003, which was an average of A$707 million.

Yours faithfully

Brett Johnson
General Counsel

Qantas Airways Limited
ABN 16 009 661 901
203 Coward Street Mascot New South Wales 2020 Australia
Telephone 61 (2) 9691 3456 Facsimile 61 (2) 9691 3339

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS
MARCH 2003

Summary of Traffic and Capacity Statistics

Month of March 2003

International traffic, measured in Revenue Passenger Kilometres (RPKs) decreased by 10.9 percent in March 2003 while capacity, measured in Available Seat Kilometres (ASKs), rose by 0.3 percent. This resulted in a revenue seat factor of 74.1 percent, 9.3 percentage points lower than for March 2002.

Domestic RPKs decreased by 3.6 percent in March, while ASKs increased by 5.1 percent over the same period. The resulting revenue seat factor of 75.5 percent was 6.9 percentage points lower than the previous year.

March Group (comprising International, Domestic, Australian Airlines and QantasLink) passenger numbers decreased by 3.6 percent over the previous year. RPKs decreased by 5.4 percent, while ASKs were up 6.2 percent, resulting in a revenue seat factor of 73.7 percent, which was 9.0 percentage points lower than the previous year.

Financial Year to Date March 2003

International revenue seat factor for year to date March 2003 increased by 2.1 percentage points to 80.2 percent when compared with year to date March 2002, while international yield excluding exchange increased by 3.1 percent over the same period. Domestic yield excluding exchange for the financial year to March decreased by 5.5 percent. Domestic revenue seat factor decreased by 1.1 percentage points to 78.9 percent over the same period.

Group passenger numbers for the year to March increased by 9.8 percent over the previous year. RPKs and ASKs increased by 7.0 percent and 5.9 percent respectively, resulting in a revenue seat factor of 79.1 percent, up 0.8 percentage points from the previous year.

Recent Developments

On 7 May 2003, Qantas advised that the continued impact of the SARS virus across all sections of the aviation and tourism industries has required Qantas to further downgrade its profit forecast for the 2002/03 financial year. Qantas advised that its best current estimate was that its 2002/03 profit before tax would be between 20 and 30 percent lower than the figure prevailing in the market prior to 7 May 2003, which was an average of $707 million.

Qantas intends to maintain the final dividend at 9 cents per share, providing a total dividend for the 2002/03 year of 17 cents per share.

Qantas will widen the range of initiatives it has put in place following the commencement of the war in Iraq and the outbreak of SARS. These initiatives have included:

- the use of accumulated leave to reduce staffing numbers by the equivalent of 2,500 full time equivalent employees by 30 June 2003 and by the equivalent of 1,000 employees between July and September 2003;
- a restructuring program involving 1,000 redundancies, 400 positions eliminated through attrition and 300 permanent positions converted from full time to part time; and
- a freeze on capital and discretionary expenditure

Further initiatives will include:

- increased use of accumulated leave to reduce staffing numbers;
- increased redundancies;
- expansion of the leave without pay program;
- increased use of part time workers;
- significant restructuring of work practices and activities; and
- reduction of capital expenditure, including retirement of some aircraft and deferral of delivery of new aircraft.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS

MARCH 2003

	Month			Financial Year to Date		
Domestic	**2002/03**	**2001/02**	**Change**	**2002/03**	**2001/02**	**Change**
Passengers carried ('000)	1,399	1,432	(2.3)%	12,860	11,113	15.7%
Revenue Passenger Kilometres (m)	1,817	1,885	(3.6)%	17,214	14,767	16.6%
Available Seat Kilometres (m)	2,405	2,288	5.1%	21,830	18,470	18.2%
Revenue Seat Factor (%)	75.5	82.4	(6.9) pts	78.9	80.0	(1.1) pts
International	**2002/03**	**2001/02**	**Change**	**2002/03**	**2001/02**	**Change**
Passengers carried ('000)	700	768	(8.9)%	6,603	6,543	0.9%
Revenue Passenger Kilometres (m)	4,161	4,672	(10.9)%	40,329	39,916	1.0%
Available Seat Kilometres (m)	5,617	5,602	0.3%	50,303	51,134	(1.6)%
Revenue Seat Factor (%)	74.1	83.4	(9.3) pts	80.2	78.1	2.1 pts
Australian Airlines	**2002/03**	**2001/02**	**Change**	**2002/03**	**2001/02**	**Change**
Passengers carried ('000)	39	-	na	195	-	na
Revenue Passenger Kilometres (m)	224	-	na	1,109	-	na
Available Seat Kilometres (m)	382	-	na	1,778	-	na
Revenue Seat Factor (%)	58.7	-	na	62.4	-	na
QantasLink	**2002/03**	**2001/02**	**Change**	**2002/03**	**2001/02**	**Change**
Passengers carried ('000)	274	302	(9.3)%	2,727	2,731	(0.1)%
Revenue Passenger Kilometres (m)	182	189	(3.7)%	1,787	1,783	0.2%
Available Seat Kilometres (m)	260	270	(3.7)%	2,471	2,515	(1.7)%
Revenue Seat Factor (%)	70.0	70.0	0.0 pts	72.3	70.9	1.4 pts
Total Group Operations	**2002/03**	**2001/02**	**Change**	**2002/03**	**2001/02**	**Change**
Passengers carried ('000)	2,412	2,502	(3.6)%	22,385	20,387	9.8%
Revenue Passenger Kilometres (m)	6,383	6,746	(5.4)%	60,438	56,466	7.0%
Available Seat Kilometres (m)	8,664	8,160	6.2%	76,382	72,119	5.9%
Revenue Seat Factor (%)	73.7	82.7	(9.0) pts	79.1	78.3	0.8 pts

Notes

Any adjustments to preliminary statistics will be included in the year-to-date results next month. Where figures have been rounded, discrepancies may occur between the sum of the components of items and the total, and in percentage changes which are derived from figures prior to rounding.

The number of passengers carried is calculated on the basis of origin/destination (one origin/destination journey represents one passenger regardless of the number of stage lengths undertaken).

Traffic and capacity statistics for Boeing 717 aircraft operating on domestic core airline services are included in domestic.

Australian Airlines commenced operations on 27 October 2002.

Key

(m) Millions
RPKs: The number of paying passengers carried, multiplied by the number of kilometres flown
ASKs: The number of seats available for sale, multiplied by the number of kilometres flown

General Counsel
Brett Johnson



28 May 2003

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir

Update on the Level of Foreign Relevant Interest in Qantas Shares

Under the Qantas Constitution, the maximum aggregate level of relevant interest that foreign persons are permitted to hold in Qantas is 49%.

On 1 April 2003 Qantas advised the market that foreign persons had a relevant interest in approximately 45.56% of the Qantas issued share capital.

Listing Rule 3.19.1 requires that Qantas advise the market when the level of foreign relevant interest changes by more than 1%.

Based on the most recent reconciliation, Qantas advises the market that recent foreign purchases have resulted in foreign persons having a relevant interest in approximately 49.49% of Qantas shares.

Notification Obligations

Qantas reminds the market that, under its Constitution, foreign purchasers are required to notify Qantas, within 10 days of becoming registered, of their acquisition of a relevant interest in Qantas shares. Foreign Ownership Notifications are available from the Australian Stock Exchange or the Qantas Share Registry on (02) 8280 7390.

It is the order of receipt of complete Foreign Ownership Notifications which determines the priority for entry, upon reconciliation to a registered shareholding, to the Qantas Foreign Sub-Register.

Qantas investigates foreign share purchases and, upon reconciliation of the relevant Foreign Ownership Notifications to a registered shareholding, enters the purchases on the Qantas Foreign Sub-Register. Should the level of foreign ownership on the Qantas Foreign Sub-Register exceed 49%, the Qantas Constitution contains provisions to notify those foreign shareholders. Should such a Notice be required to be sent, it results in the registered holder of the offending shares not being entitled to vote the shares at a meeting of shareholders and it may lead to the disposal of those shares.

At this point, as a result of no Foreign Ownership Notifications being received in respect of a significant number of shares with foreign addresses, the level of foreign ownership on the Qantas Foreign Sub-Register is below 49%. As such, no notification process will commence until future reconciliations show the level of foreign ownership on the Qantas Foreign Sub-Register exceeding 49%.

Yours faithfully

Brett Johnson

Qantas Airways Limited
ABN 16 009 661 901
203 Coward Street Mascot New South Wales 2020 Australia
Telephone 61 (2) 9691 3456 Facsimile 61 (2) 9691 3339